Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-259800

Prospectus of:	Proxy Statement of:
Pivotal Holdings Corp	Queen’s Gambit Growth Capital

March 15, 2022

On July 28, 2021, Swvl Inc., a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (“Swvl” or the “Company”), and Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability (“SPAC”), entered into that certain Business Combination Agreement (as amended, modified or supplemented from time to time, the “Business Combination Agreement”) by and among the Company, SPAC, Pivotal Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned subsidiary of the Company (“Holdings”), Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability and wholly owned subsidiary of Holdings (“Cayman Merger Sub”), and Pivotal Merger Sub Company II Limited, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned subsidiary of SPAC (“BVI Merger Sub”).

Pursuant to the Business Combination Agreement, among other things, (a) SPAC will merge with and into Cayman Merger Sub (the “SPAC Merger”), with Cayman Merger Sub surviving the SPAC Merger (Cayman Merger Sub, in its capacity as the surviving company of the SPAC Merger, the “SPAC Surviving Company”) and becoming the sole owner of all of the issued and outstanding shares, par value $1.00 per share, of BVI Merger Sub (each, a “BVI Merger Sub Common Share”), (b) concurrently with the consummation of the SPAC Merger, Holdings will redeem each Class A ordinary share, par value $0.0001, of Holdings (each, a “Holdings Common Share A”) and each Class B ordinary share, par value $0.0001, of Holdings (each, a “Holdings Common Share B”) issued and outstanding immediately prior to the SPAC Merger for par value (the “Holdings Redemption”), (c) following the date of the SPAC Merger, the SPAC Surviving Company will distribute all of the issued and outstanding BVI Merger Sub Common Shares to Holdings (the “BVI Merger Sub Distribution”) and (d) following the BVI Merger Sub Distribution, BVI Merger Sub will merge with and into the Company (the “Company Merger”, and together with the SPAC Merger, the “Mergers”), with the Company surviving the Company Merger as a wholly owned subsidiary of Holdings. As a result of the Mergers and the other transactions contemplated by the Business Combination Agreement, the SPAC Surviving Company and Swvl will each become wholly owned subsidiaries of Holdings and the securityholders of SPAC and Swvl will become securityholders of Holdings.

At the effective time of the SPAC Merger (the “SPAC Merger Effective Time”), among other things, (a) each Class A ordinary share, par value $0.0001 per share, of SPAC (each, a “SPAC Class A Ordinary Share”) issued and outstanding immediately prior to the SPAC Merger Effective Time will be automatically cancelled, extinguished and converted into the right to receive one Holdings Common Share A and (b) each Class B ordinary share, par value $0.0001 per share, of SPAC, will be automatically cancelled, extinguished and converted into the right to receive one Holdings Common Share B, (c) each fraction of or whole warrant to purchase SPAC Class A Ordinary Shares (each, a “SPAC Warrant”) issued, outstanding and unexercised immediately prior to the SPAC Merger Effective Time will be automatically assumed and converted into a fraction or whole warrant, as the case may be, to acquire (in the case of a whole warrant) one Holdings Common Share A, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former warrants of SPAC (each such resulting warrant, a “Holdings Warrant”) and (d) without duplication of the foregoing, each unit of SPAC (each, a “SPAC Unit”), comprised of one SPAC Class A Ordinary Share and one-third of one SPAC Warrant, existing and outstanding immediately prior to the SPAC Merger Effective Time will be automatically cancelled, extinguished and converted into one unit of Holdings (a “Holdings Unit”), comprised of one Holdings Common Share A and one-third of one Holdings Warrant.

At the effective time of the Company Merger (the “Company Merger Effective Time”), among other things, (a) all of Swvl’s ordinary common shares A of no par value (“Swvl Common Shares A”), all of Swvl’s ordinary common shares B of no par value (“Swvl Common Shares B”) and all preferred shares of Swvl (collectively, “Swvl Shares”) outstanding immediately prior to the Company Merger Effective Time (excluding any Swvl Shares held in treasury by the Company) will be automatically cancelled, extinguished and converted into the right to receive (i) a number of Holdings Common Shares A equal to the Exchange Ratio (as defined below) and (ii) upon the satisfaction of certain conditions more fully described in this proxy statement/prospectus, the applicable per share earnout consideration (the “Per Share Earnout Consideration”), in each case without interest and (b) each then outstanding and unexercised option to purchase Company Common Shares B (each, a “Swvl Option”), whether or not vested, will be assumed and converted into (i) an option to purchase a number of Holdings Common Shares A (such option, an “Exchanged Option”) equal to the product of (A) the number of Company Common Shares B subject to such Swvl Option (assuming payment in cash of the exercise price of such Swvl Option) immediately prior to the Company Merger Effective Time multiplied by (B) the Exchange Ratio (such product rounded down to the nearest whole share), at an exercise price per share (rounded up to the nearest whole cent) equal to (x) the exercise price per share of such Swvl Option immediately prior to the Company Merger Effective time, divided by (y) the Exchange Ratio (which option will remain subject to the same vesting terms as such Swvl Option) and (ii) a number of restricted stock units (the “Earnout RSUs”) that will be settled in Holdings Common Shares A (the “Earnout RSU Shares”) upon the satisfaction of certain price targets or the occurrence of a “change of control” event, as more fully described in this proxy statement/prospectus. Concurrently with the consummation of the Company Merger at the Company Merger Effective Time, the Swvl Convertible Notes (as defined herein) will also convert into the right to receive Holdings Common Shares A, as further described herein.

As used herein, “Exchange Ratio” means the ratio (rounded to ten decimal places) obtained by dividing (a) Swvl Merger Shares by (b) the difference of (i) the Swvl Outstanding Shares minus (ii) the number of Swvl Shares issued following the date of the Business Combination Agreement and prior to the Company Merger Effective Time in connection with the acquisition of a controlling interest in Shotl Transportation, S.L., as more fully described herein. As used herein, “Swvl Merger Shares” means the number of Holdings Common Shares A equal to the quotient obtained by dividing (a) the sum of (i) $1,000,000,000 plus (ii) the sum of the aggregate exercise prices of all Swvl Options that are unexercised, issued and outstanding as of immediately prior to the Company Merger Effective Time and, if such Swvl Options were Exchanged Options, would have a per share exercise price of less than $10.00 per share by (b) $10.00. As used herein, “Swvl Outstanding Shares” means the total number of Swvl Shares outstanding immediately prior to the Company Merger Effective Time, and including the number of Swvl Common Shares A that would have been issuable upon conversion of the Swvl Convertible Notes and the number of Swvl Common Shares B subject to unexpired, issued and outstanding Swvl Options as of immediately prior to the Company Merger Effective Time (assuming the payment in cash of the exercise price of such Swvl Options). The current estimated Exchange Ratio is approximately 1512.9762.

In connection with the transactions contemplated by the Business Combination Agreement, SPAC, Holdings and, in some cases, Swvl have entered into subscription agreements (the “PIPE Subscription Agreements”) with a number of investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to purchase, and Holdings has agreed to sell to the PIPE Investors in a private placement at or after the Company Merger Effective Time, Holdings Common Shares A for a purchase price of $10.00 per share, representing an aggregate purchase price of $55 million. In addition, Swvl has issued $66.5 million of exchangeable notes (the “Swvl Exchangeable Notes”) to investors, including certain of the PIPE Investors, which such Swvl Exchangeable Notes will be automatically exchanged for Holdings Common Shares A. The aggregate number of Holdings Common Shares A issuable in connection with the PIPE Subscription Agreements and the Swvl Exchangeable Notes is 13,160,633.

This proxy statement/prospectus covers the Holdings Common Shares A, Holdings Warrants and Holdings Units issuable to securityholders of SPAC and Swvl in the Business Combination. Accordingly, Holdings is registering up to an aggregate of 159,716,814 Holdings Common Shares A, including 17,433,333 Holdings Common Shares A issuable upon exercise of Holdings Warrants, 17,433,333 Holdings Warrants and 5,742,417 Holdings Units. For more information about the anticipated capitalization of Holdings upon the consummation of the Company Merger, please see the subsection entitled “Summary of the Proxy Statement/Prospectus—Ownership of Holdings After the Closing”, beginning on page 1.

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the extraordinary general meeting of SPAC shareholders scheduled to be held in person and virtually on March 30, 2022.

Although Holdings is not currently a public reporting company, following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the consummation of the SPAC Merger, Holdings will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Holdings intends to apply for listing of the Holdings Common Shares A, Holdings Warrants and Holdings Units on the Nasdaq Global Market (“Nasdaq”) under the SPAC’s current trading symbols “GMBT”, “GMBTW” and “GMBTU”, respectively, to be effective at the SPAC Merger Effective Time. At the Company Merger Effective Time, Holdings will change its name to “Swvl Holdings Corp” and intends to change the trading symbols of the Holdings Common Shares A and the Holdings Warrants to “SWVL” and “SWVLW”, respectively. The Holdings Units will separate into their component securities at the Company Merger Effective Time and will cease to exist. It is a condition to the consummation of the SPAC Merger and the Company Merger that the Holdings Common Shares A are approved for listing on Nasdaq (subject only to official notice of issuance thereof). While trading on Nasdaq is expected to begin on the first business day following the date of completion of the SPAC Merger, there can be no assurance that Holdings’ securities will be listed on Nasdaq or that a viable and active trading market will develop. Please see the subsection entitled “Risk Factors” beginning on page 24 for more information.

Holdings is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

Holdings is also a “foreign private issuer” as defined in the Exchange Act and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, Holdings’ officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, Holdings will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

This proxy statement/prospectus provides SPAC shareholders with detailed information about the Transactions (as defined herein) and other matters to be considered at the extraordinary general meeting of SPAC. We encourage you to read the entire accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 24 of the accompanying proxy statement/prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Transactions, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated March 15, 2022, and is first being mailed to SPAC shareholders on or about March 15, 2022.

ABOUT THIS PROXY STATEMENT/PROSPECTUS INFORMATION

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission, or SEC, by Holdings, as it may be amended or supplemented from time to time (File No. 333-259800), serves as:

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a notice of meeting and proxy statement of SPAC under Section 14(a) of the Exchange Act for the SPAC extraordinary general meeting being held on March 30, 2022, where SPAC shareholders will vote on, among other things, the proposed Business Combination and related transactions and each of the Proposals described herein; and

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a prospectus of Holdings under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) with respect to the (i) Holdings Units that holders of SPAC Units will receive in the Business Combination, (ii) Holdings Common Shares A that SPAC shareholders and Swvl shareholders will receive in the Business Combination; (iii) Holdings Warrants that holders of SPAC Warrants will receive in the Business Combination, (iv) Holdings Common Shares A that may be issued upon exercise of the Holdings Warrants; (v) Holdings Common Shares A issuable pursuant to options that existing holders of Swvl Options will receive in the Business Combination; (vi) Holdings Common Shares A that holders of Swvl Convertible Notes (other than the Swvl Exchangeable Notes) will receive at the Company Merger Effective Time and (vii) Holdings Common Shares A issuable as Per Share Earnout Consideration or in settlement of Earnout RSUs upon the satisfaction of certain price targets or the occurrence of a “change of control” event, in each instance, if the Business Combination is consummated as described in the section entitled “The Business Combination” herein.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about SPAC that is not included in or delivered with the document.

You may request copies of this proxy statement/prospectus, without charge, by written or oral request to SPAC’s proxy solicitor at:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Telephone: (800) 662-5200

(bank and brokers call collect at (203) 658-9400)

Email: GMBT.info@investor.morrowsodali.com

To obtain timely delivery of requested materials, you must request the documents no later than five business days prior to the date of SPAC’s extraordinary general meeting.

You may also obtain additional information about us from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find Additional Information.”

QUEEN’S GAMBIT GROWTH CAPITAL

55 Hudson Yards, 44th Floor

New York, NY 10001

Dear Shareholders of Queen’s Gambit Growth Capital:

You are cordially invited to attend the extraordinary general meeting of Queen’s Gambit Growth Capital, a Cayman Islands exempted company (“SPAC”), which will be held in person on March 30, 2022, at 10:00 a.m., Eastern time, at the offices of Vinson & Elkins L.L.P., located at 1114 Avenue of the Americas, 32nd Floor, New York, NY 10036, or such other date, time and place to which such meeting may be adjourned. In the interest of public health, and due to the impact of the ongoing COVID-19 pandemic, we are also planning for the meeting to be held virtually pursuant to the procedures described in the accompanying proxy statement/prospectus, but the physical location of the meeting will remain at the location specified above for the purposes of Cayman Islands law and our Amended and Restated Memorandum and Articles of Association (the “SPAC Articles”).

At the extraordinary general meeting, SPAC will ask its shareholders to consider and vote upon proposals as described below to, among other things, approve and adopt the Business Combination Agreement, dated as of July 28, 2021 (as amended, modified or supplemented from time to time, the “Business Combination Agreement”), by and among Swvl Inc., a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (“Swvl”), SPAC, Pivotal Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned subsidiary of Swvl (“Holdings”), Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability and wholly owned subsidiary of Holdings (“Cayman Merger Sub”) and Pivotal Merger Sub Company II Limited, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned subsidiary of SPAC (“BVI Merger Sub”), which provides for a business combination between SPAC and Swvl. Pursuant to the Business Combination Agreement, the business combination will involve two mergers: (a) subject to the approval thereof by special resolution of the shareholders of SPAC, SPAC will merge with and into Cayman Merger Sub, with Cayman Merger Sub surviving the merger (the “SPAC Merger”) (Cayman Merger Sub, in its capacity as the surviving company of the SPAC Merger, “SPAC Surviving Company” and the date and time at which the SPAC Merger becomes effective, the “SPAC Merger Effective Time”) and becoming the sole owner of BVI Merger Sub, and (b) subject to the approval thereof by ordinary resolution of the SPAC shareholders, on the date on which the Company Merger Effective Time (defined below) occurs (the “Closing Date”) (which shall be at least one business day after the date on which the SPAC Merger Effective Time occurs), BVI Merger Sub will merge with and into Swvl, with Swvl surviving the merger as a wholly owned subsidiary of Holdings (Swvl, in its capacity as the surviving company of the Company Merger, the “Swvl Surviving Company”) (the “Company Merger” and, together with the SPAC Merger and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”). A copy of each of the Business Combination Agreement, the First Amendment to the Business Combination Agreement, dated as of January 31, 2022, and the Second Amendment to the Business Combination Agreement, dated March 3, 2022, are attached to the accompanying proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, respectively.

At the SPAC Merger Effective Time, pursuant to the SPAC Merger, (a) each ordinary share of Cayman Merger Sub, par value $1.00 per share, issued and outstanding immediately prior to the SPAC Merger Effective Time will be automatically converted into one share of the SPAC Surviving Company, which will constitute the only outstanding shares of the SPAC Surviving Company; (b) each Class A ordinary share, par value $0.0001, of SPAC (each, a “SPAC Class A Ordinary Share”) issued and outstanding immediately prior to the SPAC Merger Effective Time will be automatically cancelled, extinguished and converted into the right to receive one Class A ordinary share, par value $0.0001 per share, of Holdings (each, a “Holdings Common Share A”); (c) each Class B ordinary share, par value $0.0001 per share of SPAC (each, a “SPAC Class B Ordinary Share”), will be automatically cancelled, extinguished and converted into the right to receive one Class B ordinary share, par value $0.0001 per share, of Holdings (each, a “Holdings Common Share B”); (d) each fraction of or whole warrant of SPAC (the “SPAC Warrants”) issued, outstanding, and unexercised immediately prior to the SPAC

Merger Effective Time will be automatically assumed and converted into a fraction or whole warrant, as the case may be, to acquire (in the case of whole warrant), one Holdings Common Share A, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former SPAC Warrants (each such resulting warrant, a “Holdings Warrant”); and (e) without duplication of the foregoing, each unit of SPAC (each, a “SPAC Unit”), comprised of one SPAC Class A Ordinary Share and one-third of one SPAC Warrant, existing and outstanding immediately prior to the SPAC Merger Effective Time will be automatically cancelled, extinguished and converted into one unit of Holdings, comprised of one Holdings Common Share A and one-third of one Holdings Warrant.

At the effective time of the Company Merger (the “Company Merger Effective Time”), pursuant to the Company Merger, (a) each share of $1.00 par value of BVI Merger Sub issued and outstanding immediately prior to the Company Merger Effective Time will be automatically cancelled, extinguished and converted into one share of no par value in the Swvl Surviving Company, which shall constitute the only issued and outstanding shares of the Swvl Surviving Company, (b) all of Swvl’s ordinary common shares A of no par value (the “Swvl Common Shares A”), all of Swvl’s ordinary common shares B of no par value (the “Swvl Common Shares B” and, together with the Swvl Common Shares A, the “Swvl Common Shares”), and all of the preferred shares of Swvl (the “Swvl Preferred Shares” and, together with the Swvl Common Shares, the “Swvl Shares”) that are held in the treasury of Swvl immediately prior to the Company Merger Effective Time will be automatically cancelled and extinguished, and no consideration will be delivered or deliverable in exchange therefor; (c) each Swvl Share issued and outstanding immediately prior to the Company Merger Effective Time will be automatically cancelled, extinguished and converted into the right to receive (i) a number of Holdings Common Shares A equal to the exchange ratio as defined in the section entitled “The Business Combination” of the accompanying proxy statement/prospectus (the “Exchange Ratio”) and (ii) upon the satisfaction of certain price targets or the occurrence of a “change of control” as described in the section entitled “The Business Combination” of the accompanying proxy statement/prospectus, the applicable per share earnout consideration as described in the section entitled “The Business Combination” of the accompanying proxy statement/prospectus (with any fractional share to which any holder of Swvl Shares would otherwise be entitled rounded down to the nearest whole share), in each case without interest; (d) each then outstanding and unexercised option to purchase Swvl Common Shares B will be assumed and converted into (i) an option exercisable for Holdings Common Shares A based on the Exchange Ratio and (ii) a number of restricted stock units (the “Earnout RSUs”) in respect of Holdings Common Shares A that will be issued in settlement of Earnout RSUs upon the satisfaction of certain price targets or the occurrence of a “change of control”; (e) the convertible notes of Swvl then outstanding (the “Swvl Convertible Notes”), other than any exchangeable notes of Swvl issued after the date of the Business Combination Agreement (the “Swvl Exchangeable Notes”), will convert into the right to receive Holdings Common Shares A as if such Swvl Convertible Notes had first converted into Swvl Common Shares A in accordance with their terms immediately prior to the Company Merger Effective Time and immediately thereafter each such Swvl Common Share A will be cancelled, extinguished and converted into the right to receive a number of Holdings Common Shares A equal to the Exchange Ratio; and (f) each Swvl Exchangeable Note shall be exchanged for a number of Holdings Common Shares A at an exchange price of $8.50 per share (or, with respect to the $20.0 million Swvl Exchangeable Note issued to an Initial PIPE Investor affiliated with Agility on January 12, 2022 and the $1.0 million Swvl Exchangeable Note issued to R Capital, LLC on January 31, 2022, $9.10 per share). At the Company Merger Effective Time, all Holdings Units will be separated into their component securities. See the section entitled “The Business Combination” of the accompanying proxy statement/prospectus for further information on the consideration being paid to the shareholders of Swvl.

SPAC’s shareholders will be asked to consider and vote upon (a) a proposal to approve by special resolution the SPAC Merger and a plan of merger in compliance with the Cayman Companies Act and substantially in form and substance of Exhibit E of the Business Combination Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B, and to confirm, ratify, and approve in all respects all other transactions contemplated by the Business Combination Agreement occurring in connection with the SPAC Merger prior to the Closing Date, including the adoption of the Amended and Restated Memorandum and Articles of Association of Holdings, a copy of which is attached to the accompanying proxy statement/prospectus as Annex C, and the appointments in respect of the board of directors of Holdings following the SPAC Merger Effective Time (the “SPAC Merger Proposal”), (b) a proposal to approve by ordinary resolution the Company Merger and to confirm, ratify and approve in all respects all other transactions contemplated by the Business Combination Agreement occurring on or after the Closing Date, including the appointment of the board of directors of Holdings following the Company Merger Effective Time and the adoption of the Second Amended and Restated Memorandum and Articles of Association of Holdings (to include the change of name of Holdings) (the “Holdings Public Company Articles”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex D (the “Company Merger Proposal”), (c) a proposal to approve, on a non-binding advisory basis, by ordinary resolution, the governance provisions contained in the Holdings Public Company Articles that materially affect SPAC shareholders’ rights (the “Advisory Organizational Documents Proposal”); and (d) a proposal, if put, to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the SPAC Merger Proposal, the Company Merger Proposal and the Advisory Organizational Documents Proposal (the “Adjournment Proposal” or “Proposal No. 4” and, together with the SPAC Merger Proposal, the Company Merger Proposal and the Advisory Organizational Documents Proposal, the “Proposals”).

We cannot consummate the Business Combination unless the SPAC Merger Proposal and the Company Merger Proposal (collectively, the “Business Combination Proposals”) are approved at the extraordinary general meeting. Each of the Business Combination Proposals is cross-conditioned on the approval of the other Business Combination Proposal. The Advisory Organizational Documents Proposal and the Adjournment Proposal are not conditioned on the approval of any other Proposal set forth in the accompanying proxy statement/prospectus. The approval of the Company Merger, the Advisory Organizational Documents Proposal and the Adjournment Proposal are being proposed as an ordinary resolution, being the affirmative vote (in person or by proxy, including by way of the online meeting option) of the holders of a majority of the SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares entitled to vote and actually casting votes thereon at the extraordinary general meeting, voting as a single class. Approval of the SPAC Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote (in person or by proxy, including by way of the online meeting option) of the holders of at least two-thirds of the SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares entitled to vote and actually casting votes thereon at the extraordinary general meeting, voting as a single class. Accordingly, a shareholder’s failure to vote in person or by proxy (including by way of the online meeting option) at the extraordinary general meeting will have no effect on the outcome of the vote on any of the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

In connection with the Business Combination, certain related agreements have been, or will be, entered into on or prior to the consummation of the Business Combination, including (a) the Swvl transaction support agreements, dated as of July 28, 2021 (the “Swvl Transaction Support Agreements”), pursuant to which certain shareholders of Swvl have agreed to execute and deliver written consents in favor of the approval and adoption of the Business Combination Agreement, the Company Merger and all other transactions contemplated by the Business Combination Agreement within three business days of this registration statement becoming effective, and the holders of the Swvl Convertible Notes (other than the Swvl Exchangeable Notes) have agreed to the conversion of such Swvl Convertible Notes in accordance with the terms and conditions of the Swvl Transaction Support Agreements and the Business Combination Agreement; (b) the SPAC Shareholder Support Agreements, dated as of July 28, 2021, pursuant to which certain shareholders of SPAC holding an aggregate of 9.0% of the shares of SPAC as of the date of such agreement have agreed to vote such shares in favor of the Proposals and have committed to not redeem such shares, (c) a shareholder agreement, dated July 28, 2021, pursuant to which certain persons who will become shareholders of Holdings following the consummation of the Business Combination have agreed to act to establish certain board appointment and corporate governance rights, and to enter into voting commitments, with respect to Holdings, on the terms and subject to the conditions thereof; (d) the Registration Rights Agreement, dated as of July 28, 2021 (the “Registration Rights Agreement”) by and among Swvl, SPAC, Holdings, Queen’s Gambit Holdings LLC (the “Sponsor”) and certain security holders of Swvl (collectively, the “Reg Rights Holders”), pursuant to which Holdings is required to (i) within 20 business days after the consummation of the Company Merger, file with the Securities and Exchange Commission a registration statement (the “Resale Registration Statement”) registering the resale of certain securities of

Holdings held by the Reg Rights Holders and (ii) use its reasonable best efforts to cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof; (e) a letter agreement, dated as of July 28, 2021, by and among SPAC, Swvl and the Sponsor, providing that, among other things, the Sponsor will (i) waive its anti-dilution rights set forth in the organizational documents of SPAC and (following the SPAC Merger) Holdings, as applicable, (ii) vote all shares of SPAC held by it in favor of the Proposals, and (iii) not redeem any shares of SPAC held by the Sponsor (or any shares of Holdings received in connection with the SPAC Merger); (f) the PIPE Subscription Agreements, pursuant to which certain investors will purchase 5,500,000 newly issued Holdings Common Shares A, for a purchase price of $10.00 per share (the “PIPE Financing”); and (g) $66,500,000 of Swvl Exchangeable Notes, which will exchange into the right to receive Holdings Common Shares A at an exchange price of $8.50 per share at the Company Merger Effective Time (or, with respect to the $20.0 million Swvl Exchangeable Note issued to an Initial PIPE Investor affiliated with Agility on January 12, 2022 and the $1.0 million Swvl Exchangeable Note issued to R Capital, LLC on January 31, 2022, $9.10 per share).

Pursuant to the SPAC Articles, a holder of SPAC Class A Ordinary Shares issued as part of the SPAC Units in the initial public offering (the “SPAC Public Shares” and, holders of such public shares, the “SPAC Public Shareholders”) may request that SPAC redeem all or a portion of such SPAC Public Shares for cash if the Business Combination is consummated. Holders of SPAC Units must elect to separate the SPAC Units into the underlying SPAC Class A Ordinary Shares and SPAC Warrants prior to exercising redemption rights with respect to the SPAC Public Shares. If SPAC Public Shareholders hold their SPAC Units in an account at a brokerage firm or bank, such SPAC Public Shareholders must notify their broker or bank that they elect to separate the SPAC Units into the underlying SPAC Class A Ordinary Shares and SPAC Warrants, or if a holder holds SPAC Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, SPAC’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself to SPAC in order to exercise its redemption rights. SPAC Public Shareholders may elect to exercise their redemption rights with respect to their SPAC Public Shares even if they vote “FOR” the Business Combination Proposals. If the Business Combination is not consummated, the SPAC Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a SPAC Public Shareholder properly exercises its redemption right with respect to all or a portion of the SPAC Public Shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, Holdings will redeem the related Holdings Common Shares A for a per share price, payable in cash, equal to the pro-rata portion of the trust account established at the consummation of SPAC’s initial public offering, calculated as of two business days prior to the consummation of the Company Merger. For illustrative purposes, as of March 10, 2022, this would have amounted to approximately $10.00 per issued and outstanding SPAC Public Share. If a SPAC Public Shareholder exercises its redemption rights in full, then it will not own SPAC Public Shares or Holdings Common Shares A following the redemption. The redemption will take place following the SPAC Merger and, accordingly, it is Holdings Common Shares A that will be redeemed immediately after consummation of the Company Merger. Please see the subsection entitled “Extraordinary General Meeting—Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to exercise your rights with respect to your SPAC Public Shares.

Notwithstanding the foregoing, a SPAC Public Shareholder, together with any affiliate of such SPAC Public Shareholder or any other person with whom such SPAC Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its SPAC Public Shares with respect to more than an aggregate of 20% of the SPAC Public Shares. Accordingly, if a SPAC Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the SPAC Public Shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

The Sponsor, SPAC’s officers and directors and the Key SPAC Shareholders have agreed to (a) vote any SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares held by them in favor of the Business Combination and (b) waive their redemption rights with respect to any SPAC Public Shares they own in connection with the consummation of the Business Combination. The SPAC’s officers and directors do not presently hold any SPAC Public Shares. Any outstanding SPAC Class B Ordinary Shares will be excluded from the pro rata calculation used to determine the per share redemption price applicable to SPAC Public Shares that are redeemed. As of the date of the accompanying proxy statement/prospectus, the Sponsor owns approximately 20.0% of the issued and outstanding SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares in the aggregate.

The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement if the closing conditions are not met. In addition, as provided in the SPAC Articles and required as a closing condition to each party’s obligation to consummate the Business Combination under the terms of the Business Combination Agreement, in no event will SPAC redeem SPAC Public Shares in an amount that would cause Holdings’ net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing unless the Holdings Common Shares A otherwise do not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act.

SPAC is providing the accompanying proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments of the extraordinary general meeting. Information about the extraordinary general meeting, the Business Combination and other related business to be considered by SPAC’s shareholders at the extraordinary general meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the extraordinary general meeting, all of SPAC’s shareholders are urged to read the accompanying proxy statement/prospectus, including the annexes and other documents referred to therein, carefully and in their entirety. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 24 of the accompanying proxy statement/prospectus.

After careful consideration, the boards of directors of SPAC and Swvl have each unanimously approved the Business Combination Agreement and related transactions and the board of directors of SPAC has approved the other proposals described in this proxy statement/prospectus and determined that it is advisable to consummate the Business Combination. The board of directors of SPAC recommends that its shareholders vote “FOR” the approval of the SPAC Merger Proposal, “FOR” the Company Merger Proposal and “FOR” the other proposals described in the accompanying proxy statement/prospectus.

Your vote is very important, regardless of the number of SPAC Class A Ordinary Shares you own. To ensure your representation at the extraordinary general meeting, please complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. Please submit your proxy promptly, whether or not you expect to attend the extraordinary general meeting.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting virtually or in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. You can also attend the extraordinary general meeting virtually and vote online even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person or online, you may withdraw your proxy and vote in person or online.

More information about SPAC, Swvl and the proposed transactions is included in the accompanying proxy statement/prospectus. SPAC urges you to read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in their entirety.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR SPAC PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO SPAC’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of our board of directors, I thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

/s/ Victoria Grace
Victoria Grace
Chief Executive Officer

QUEEN’S GAMBIT GROWTH CAPITAL

55 Hudson Yards, 44th Floor

New York, NY 10001

NOTICE OF EXTRAORDINARY GENERAL MEETING OF QUEEN’S GAMBIT GROWTH CAPITAL

To Be Held On March 30, 2022

To the Shareholders of Queen’s Gambit Growth Capital:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “SPAC Shareholders’ Meeting”) of Queen’s Gambit Growth Capital, a Cayman Islands exempted company (“SPAC,” “we,” “our,” “us” or the “Company”), will be held in person on March 30, 2022, at 10:00 a.m., Eastern time, at the offices of Vinson & Elkins L.L.P., located at 1114 Avenue of the Americas, 32nd Floor, New York, NY 10036, or such other date, time and place to which such meeting may be adjourned. In the interest of public health, and due to the impact of the ongoing COVID-19 pandemic, we are also planning for the meeting to be held virtually pursuant to the procedures described in the accompanying proxy statement/prospectus, but the physical location of the meeting will remain at the location specified above for the purposes of Cayman Islands law and our Amended and Restated Memorandum and Articles of Association (the “SPAC Articles”). At the SPAC Shareholders’ Meeting, SPAC shareholders will be asked to consider and vote upon the following proposals:

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Proposal No. 1 — SPAC Merger Proposal — a proposal to approve by special resolution the merger of SPAC with and into Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability and wholly owned subsidiary of Holdings (“Cayman Merger Sub”), with Cayman Merger Sub surviving the merger (the “SPAC Merger”) and the plan of merger in compliance with the Cayman Companies Act and substantially in the form and substance of Exhibit E of the Business Combination Agreement (the “Cayman Plan of Merger”) and to confirm, ratify, and approve in all respects all other transactions contemplated by the Business Combination Agreement, dated as of July 28, 2021 (as amended, modified or supplemented from time to time, the “Business Combination Agreement”), by and among SPAC, Swvl Inc., a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (“Swvl”), Pivotal Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (“Holdings”), Cayman Merger Sub, and Pivotal Merger Sub Company II Limited, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (“BVI Merger Sub”) occurring in connection with the SPAC Merger prior to the date on which the Company Merger Effective Time (as defined below) occurs (the “Closing Date”), including the adoption of the Amended and Restated Memorandum and Articles of Holdings, a copy of which is attached to the accompanying proxy statement/prospectus as Annex C (the “Holdings A&R Articles”), the appointments in respect of the Holdings Board following the date and at the time at which the SPAC Merger becomes effective (the “SPAC Merger Effective Time”) at which time the shareholders of SPAC will be shareholders of Holdings if the Business Combination Proposals are approved, and the Business Combination Agreement (the “SPAC Merger Proposal” or “Proposal No. 1”). A copy of each of the Business Combination Agreement, the First Amendment to the Business Combination Agreement, dated as of January 31, 2022, the Second Amendment to the Business Combination Agreement, dated as of March 3, 2022, and the Cayman Plan of Merger are attached to the accompanying proxy statement/prospectus as Annex A-1, Annex A-2, Annex A-3 and Annex B, respectively.

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Proposal No. 2 — The Company Merger Proposal — a proposal to approve by ordinary resolution the merger of BVI Merger Sub with and into Swvl, with Swvl surviving the merger as a wholly owned subsidiary of Holdings, on the Closing Date (which shall be at least one business day after the SPAC Merger Effective Date) at which time the shareholders of SPAC will be shareholders of Holdings if the Business Combination Proposals are approved (the “Company Merger” and, together with the SPAC Merger and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”) and to confirm, ratify, and approve in all respects all other transactions contemplated by the Business Combination Agreement occurring on or after the Closing Date, including the appointment of the board of directors of Holdings (the “Holdings Board”) following the Company Merger Effective Time and the adoption of the Second Amended and Restated Memorandum and Articles of Association of Holdings (to include the change of name of Holdings), a copy of which is attached to the accompanying proxy statement/prospectus as Annex D (the “Holdings Public Company Articles”) (the “Company Merger Proposal” or “Proposal No. 2” and, together with the SPAC Merger Proposal, the “Business Combination Proposals”).

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Proposal No. 3 — The Advisory Organizational Documents Proposal — a proposal to approve, on a non-binding advisory basis, by ordinary resolution, the governance provisions contained in the Holdings Public Company Articles that materially affect SPAC shareholders’ rights (the “Advisory Organizational Documents Proposal” or “Proposal No. 3”).

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Proposal No. 4 — The Adjournment Proposal — a proposal, if put, to approve by ordinary resolution the adjournment of the SPAC Shareholders’ Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of, the SPAC Merger Proposal, the Company Merger Proposal and the Advisory Organizational Documents Proposal (the “Adjournment Proposal” or “Proposal No. 4” and, together with the SPAC Merger Proposal, the Company Merger Proposal and the Advisory Organizational Documents Proposal, the “Proposals”).

Each of the Business Combination Proposals is cross-conditioned on the approval and adoption of the other Business Combination Proposal. The Advisory Organizational Documents Proposal and the Adjournment Proposal are not conditioned on the approval of any other Proposal set forth in the accompanying proxy statement/prospectus. In the event the Adjournment Proposal is put forth at the SPAC Shareholders’ Meeting, it will be the first and only Proposal voted upon and none of the SPAC Merger Proposal, the Company Merger Proposal, nor the Advisory Organizational Documents Proposal will be submitted to the SPAC shareholders for a vote.

Only holders of record of SPAC’s Class A ordinary shares, par value $0.0001 per share (the “SPAC Class A Ordinary Shares”), and Class B ordinary shares, par value $0.0001 per share (the “SPAC Class B Ordinary Shares”) at the close of business on March 9, 2022 are entitled to notice of the SPAC Shareholders’ Meeting and to vote at the SPAC Shareholders’ Meeting and any adjournments thereof.

SPAC is providing the accompanying proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the SPAC Shareholders’ Meeting and at any adjournments of the SPAC Shareholders’ Meeting. Information about the SPAC Shareholders’ Meeting, the Business Combination and other related business to be considered by SPAC’s shareholders at the SPAC Shareholders’ Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the SPAC Shareholders’ Meeting, all of SPAC’s shareholders are urged to read the accompanying proxy statement/prospectus, including the annexes and other documents referred to therein, carefully and in their entirety. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 24 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of SPAC has unanimously approved the Business Combination Agreement and related transactions and the other Proposals described in this proxy statement/prospectus, and has determined that it is advisable to consummate the Business Combination. The board of directors of SPAC recommends that its shareholders vote “FOR” the approval of the SPAC Merger Proposal, “FOR” the Company Merger Proposal and “FOR” the other proposals described in the accompanying proxy statement/prospectus.

Pursuant to the SPAC Articles, a holder of SPAC Class A Ordinary Shares issued as part of the units sold in SPAC’s initial public offering (the “SPAC Public Shares” and, holders of such SPAC Public Shares the “SPAC Public Shareholders”) may request that SPAC redeem all or a portion of its SPAC Public Shares for cash if the Business Combination is consummated. As a holder of SPAC Public Shares, you will be entitled to exercise your redemption rights if you:

(a)    hold SPAC Public Shares, or if you hold SPAC Public Shares through SPAC units sold in SPAC’s initial public offering (the “SPAC Units”), you elect to separate your SPAC Units into the underlying SPAC Public Shares and warrants prior to exercising your redemption rights;

(b)    submit a written request to Continental Stock Transfer & Trust Company, SPAC’s transfer agent, in which you (i) request the exercise of your redemption rights with respect to all or a portion of your SPAC Public Shares for cash, and (ii) identify yourself as the beneficial holder of the SPAC Public Shares and provide your legal name, phone number and address; and

(c)    deliver your SPAC Public Shares to Continental Stock Transfer & Trust Company, SPAC’s transfer agent, physically or electronically through The Depository Trust Company.

Holders must complete the procedures for electing to redeem their SPAC Public Shares in the manner described above prior to 5:00 p.m., Eastern time, on March 28, 2022 (two business days before the SPAC Shareholders’ Meeting) in order for their shares to be redeemed.

Holders of SPAC Units must elect to separate the SPAC Units into the underlying SPAC Class A Ordinary Shares and warrants prior to exercising their redemption rights with respect to the SPAC Public Shares. If SPAC Public Shareholders hold their SPAC Units in an account at a brokerage firm or bank, such SPAC Public Shareholders must notify their broker or bank that they elect to separate the SPAC Units into the underlying SPAC Public Shares and warrants, or if a holder holds SPAC Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, SPAC’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself to SPAC in order to validly exercise its redemption rights. SPAC Public Shareholders may elect to exercise their redemption rights with respect to their SPAC Public Shares even if they vote “FOR” the Business Combination Proposals. If the Business Combination is not consummated, the SPAC Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a SPAC Public Shareholder properly exercises its redemption right with respect to all or a portion of the SPAC Public Shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, Holdings will redeem the related Class A ordinary shares, par value $0.0001 per share of Holdings (“Holdings Common Shares A”) for a per share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of SPAC’s initial public offering, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of March 10, 2022, this would have amounted to approximately $10.00 per issued and outstanding SPAC Public Share. If a SPAC Public Shareholder exercises its redemption rights in full, then it will not own SPAC Public Shares or Holdings Common Shares A following the redemption. The redemption will take place following the SPAC Merger and, accordingly, it is Holdings Common Shares A that will be redeemed immediately after consummation of the Business Combination. Please see the subsection entitled “Extraordinary General Meeting—Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to exercise your redemption rights with respect to your SPAC Public Shares.

The approval of the Company Merger, the Advisory Organizational Documents Proposal and the Adjournment Proposal are being proposed as an ordinary resolution, being the affirmative vote (in person or by proxy, including by way of the online meeting option) of the holders of a majority of the SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares entitled to vote and actually casting votes thereon at the SPAC Shareholders’ Meeting, voting as a single class. Approval of the SPAC Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote (in person or by proxy, including by way of the online meeting option) of the holders of at least two-thirds of the SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares entitled to vote and actually casting votes thereon at the SPAC Shareholders’ Meeting, voting as a single class. Accordingly, a shareholder’s failure to vote in person or by proxy (including by way of the online meting option) at the SPAC Shareholders’ Meeting will have no effect on the outcome of the vote on any of the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SPAC Shareholders’ Meeting.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF ORDINARY SHARES OF SPAC YOU OWN. To ensure your representation at the SPAC Shareholders’ Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions maintained in the accompanying proxy statement/prospectus and on your proxy card. Please submit your proxy promptly, whether or not you expect to attend the meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you received from your broker, bank or other nominee.

The board of directors of SPAC has unanimously approved the Business Combination Agreement and the transactions contemplated thereby and recommends that you vote “FOR” the SPAC Merger Proposal, “FOR” the Company Merger Proposal, “FOR” the Advisory Organizational Documents Proposal, and (if put) “FOR” the Adjournment Proposal.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of our Proposals. We encourage you to read the accompanying proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali, at (880) 662-5200 (banks and brokers call collect at (203) 658-9400).

March 15, 2022

By Order of the Board of Directors

/s/ Victoria Grace
Victoria Grace
Chief Executive Officer

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This proxy statement/prospectus includes certain trademarks, service marks and trade names, such as “Swvl”, which are registered under applicable intellectual property laws and are Swvl’s property or for which Swvl has pending applications or common law rights. Solely for convenience, trademarks, service marks and trade names referred to in this proxy statement/prospectus are listed without any ®, ™ or other symbols, but Swvl intends to assert, to the fullest extent under applicable law, its right or the rights of the applicable licensors to these trademarks, service marks and trade names. This proxy statement/prospectus contains additional trademarks, service marks and trade names of others, which are, to our knowledge, the property of their respective owners. The use or display of other companies’ trademarks, service marks or trade names should not be interpreted to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CURRENCY AND EXCHANGE RATES

In this proxy statement/prospectus, unless otherwise specified, all monetary amounts are in U.S. dollars and all references to “$” mean U.S. dollars. Certain monetary amounts described herein have been expressed in U.S. dollars for convenience only and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this proxy statement/prospectus concerning Swvl’s industry, including Swvl’s general expectations and market position, market opportunity and market share, is based on information obtained from various independent publicly available sources and reports, as well as management estimates. Swvl has not independently verified the accuracy or completeness of any third-party information. While Swvl believes that the market data, industry forecasts and similar information included in this proxy statement/prospectus are generally reliable, such information is inherently imprecise. Forecasts and other forward-looking information obtained from third parties are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. In addition, assumptions and estimates of Swvl’s future performance and growth objectives and the future performance of its industry and the markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Swvl” in this proxy statement/prospectus.

PRESENTATION OF FINANCIAL INFORMATION

SPAC

The historical financial statements of SPAC were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and are denominated in U.S. dollars.

Swvl

Swvl’s condensed interim consolidated financial statements as of and for the six months ended June 30, 2021 and audited consolidated financial statements as of and for the years ended December 31, 2019 and 2020 included in this proxy statement/prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are reported in U.S. dollars.

Holdings

Holdings was incorporated on July 23, 2021 for the purpose of effectuating the transactions described herein. Holdings has no material assets and does not operate any businesses. Accordingly, no financial statements of Holdings have been included in this proxy statement/prospectus.

The Business Combination is made up of the series of transactions described in the Business Combination Agreement and as further described elsewhere within this proxy statement/prospectus. For accounting and financial reporting purposes, the Company Merger will be accounted for as a recapitalization under IFRS, while the other transactions comprising the Business Combination will be accounted for based on IFRS 2, Share-based Payment.

Immediately following the Business Combination, Holdings will qualify as a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, and will prepare its financial statements in accordance with IFRS as issued by IASB and denominated in U.S. dollars. Accordingly, the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is prepared in accordance with IFRS.

NON-IFRS FINANCIAL MEASURES

Swvl reports certain financial information using non-IFRS financial measures, including Adjusted EBITDA. Swvl believes that these measures provide information that is useful to investors in understanding the performance of Swvl and facilitate a comparison of Swvl’s quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. The presentation of the non-IFRS financial measures included herein is not meant to be considered in isolation or as a substitute for Swvl’s audited consolidated financial results or condensed interim consolidated financial results prepared in accordance with IFRS. For more information on the non-IFRS financial measures used in this proxy statement/prospectus, please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Swvl—Key Business and Non-IFRS Financial Measures”.

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this proxy statement/prospectus to:

•	“2019 Plan” are to Swvl, Inc.’s 2019 Share Option Plan, as such may be amended from time to time;

•	“2020 Tax Year” are to the tax year ended on December 31, 2020;

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“Additional EBRD Condition” are to a closing condition of the Additional PIPE Subscription Agreement with EBRD, that Holdings and EBRD first enter into an investment framework agreement, pursuant to which Holdings will agree to comply with certain institutional requirements of EBRD, including social and environmental policies and practices, certain corporate governance and compliance matters and use of proceeds.

•	“Additional PIPE Investors” are to the investors in the PIPE Financing that are party to the Additional PIPE Subscription Agreements;

•	“Additional PIPE Subscription Agreements” are to the subscription agreements entered into by SPAC and Holdings as part of the PIPE Financing since November 15, 2021;

•	“Additional Swvl Exchangeable Notes” are to the $31.0 million of exchangeable notes of Swvl issued to certain investors since November 15, 2021;

•	“Affiliated Units” are to the SPAC Units purchased at IPO by affiliates of Agility Public Warehousing Company K.S.C.P., related parties, and Luxor Capital Group, LP;

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“Affiliated Joint Acquisition” are to an acquisition opportunity SPAC pursues jointly with the Sponsor, or one or more of its affiliates, including Agility, Colle Capital and/or one or more of its portfolio companies;

•	“Aggregate Exercise Price” are to the sum of the aggregate exercise prices of all In-the-Money Swvl Options;

•	“Agility” are to Agility Public Warehousing Company K.S.C.P., an integrated logistics provider and owner and developer of industrial real estate in the Middle East and North Africa;

•	“Alternative Transaction” are to a Swvl Alternative Transaction or a SPAC Alternative Transaction;

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“Ancillary Agreements” are to the PIPE Subscription Agreements, the Registration Rights Agreement, the SPAC Shareholder Support Agreements, the Sponsor Agreement, the Swvl Transaction Support Agreement, the Lock-Up Agreement, the Holdings Shareholders Agreement and all other agreements, certificates and instruments executed and delivered by SPAC, Cayman Merger Sub, BVI Merger Sub, Swvl or Holdings in connection with the Transactions and specifically contemplated by the Business Combination Agreement;

•	“ASC 815” are to FASB ASC Topic 815, “Derivatives and Hedging”;

•	“ASC 815-40” are to the ASC entitled “Derivatives and Hedging: Contracts in an Entities Own Equity;”

•	“ASC” are to Accounting Standards Codification;

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“ASU 2020-06” are to FASB ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity;

•	“B2B” are to “business to business”;

•	“B2C” are to “business to consumer”;

•	“BCA Amendments” are to the First BCA Amendment and the Second BCA Amendment;

•	“bookings” are to seats that have been reserved by riders on a ride;

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“Business Combination Agreement” are to that certain Business Combination Agreement, dated as of July 28, 2021, by and among Swvl, SPAC, Holdings, Cayman Merger Sub and BVI Merger Sub, as amended by the BCA Amendments and as otherwise modified or supplemented from time to time;

•	“Business Combination Proposals” are to the SPAC Merger Proposal and the Company Merger Proposal;

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“Business Combination” are to the SPAC Merger, the Company Merger, and all other transactions contemplated by the Business Combination Agreement. For accounting and financial reporting purposes, the Company Merger will be accounted for as a recapitalization under IFRS, while the other transactions comprising the Business Combination will be accounted for based on IFRS 2, Share-based Payment;

•	“BVI” are to the British Virgin Islands;

•	“BVI Articles of Merger” are to articles of merger in compliance with applicable Law and substantially in the form and substance of Exhibit F of the Business Combination Agreement;

•	“BVI Companies Act” are to the BVI Business Companies Act (as amended);

•	“BVI Merger Sub Articles” are to the memorandum and articles of association of BVI Merger Sub, as amended, modified or supplemented from time to time;

•	“BVI Merger Sub Common Shares” are to shares of $1.00 par value of BVI Merger Sub;

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“BVI Merger Sub Distribution” are to the distribution by SPAC Surviving Company, following the SPAC Merger Date, on or prior to the Closing Date and prior to the Company Merger, and subject to the Cayman Companies Act and the BVI Companies Act, of all of the issued and outstanding BVI Merger Sub Common Shares to Holdings;

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“BVI Merger Sub” are to Pivotal Merger Sub Company II Limited, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and, prior to the BVI Merger Sub Distribution, a wholly owned subsidiary of SPAC;

•	“BVI Plan of Merger” are to a plan of merger in compliance with applicable Law and substantially in the form and substance of Exhibit F of the Business Combination Agreement;

•	“captains” are to drivers using Swvl’s platform;

•	“Cayman Companies Act” are to the Cayman Islands Companies Act (As Revised);

•	“Cayman Merger Sub Common Shares” are to the ordinary shares of Cayman Merger Sub, par value $1.00 per share;

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“Cayman Merger Sub” are to Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability and wholly owned subsidiary of Holdings and is sometimes referred to herein as, and from and after the SPAC Merger, means the SPAC Surviving Company;

•	“Cayman Plan of Merger” are to a plan of merger in compliance with the Cayman Companies Act and substantially in the form and substance of Exhibit E of the Business Combination Agreement;

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“Change in Recommendation” are to (i) withdrawal, modification, amendment or qualification (or proposal to withdraw, modify, amend or qualify publicly) of the SPAC Recommendation, or failure to include the SPAC Recommendation in this proxy statement/prospectus or (ii) approval, recommendation or declaration of advisability (or public proposal to do so) of any SPAC Alternative Transaction;

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“Change of Control” are to any transaction or series of transactions occurring after the Closing (i) following which a person or “group” (within the meaning of Section 13(d) of the Exchange Act) of persons, acquires direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of Holdings; (ii) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (a) the members of the board of directors of Holdings immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the board of directors of the company surviving the combination or, if the surviving company is a Subsidiary, the ultimate parent thereof or (b) the voting securities of Holdings immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the person resulting from such combination or, if the surviving company is a Subsidiary, the ultimate parent thereof; or (iii) the result of which is a sale of all or substantially all of the assets of Holdings and its Subsidiaries, taken as a whole, to any person;

•	“Closing Date” are to the date on which the Company Merger Effective Time occurs;

•	“Closing” are to the consummation of the Company Merger;

•	“Code” are to the U.S. Internal Revenue Code of 1986;

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“Combination Period” are to the 24 month-period from the closing of the Initial Public Offering in which SPAC must complete its Initial Business Combination or otherwise dissolve and liquidate the Trust Account;

•	“Company Merger Effective Time” are to the date and time at which the Company Merger becomes effective;

•	“Company Merger” are to the merger of BVI Merger Sub with and into Swvl, with Swvl surviving the merger as a wholly owned subsidiary of Holdings;

•	“Company Merger Consideration” are to the Swvl Closing Consideration, the Exchanged Options, the Convertible Note Conversion Shares and the Earnout Shares, collectively.

•	“Convertible Note Conversion Shares” are to the Holdings Common Shares A issuable upon conversion of the Swvl Convertible Notes.

•	“Contract” are to any note, bond, mortgage, indenture, contract, agreement, arrangement, lease, license, permit, franchise or other instrument, obligation, or understanding, whether written or oral;

•	“DTC” are to The Depository Trust Company;

•	“Earnout Period” are to the time period beginning on the Closing Date and ending on the five-year anniversary of the Closing Date;

•	“Earnout RSU Shares” are to Holdings Common Shares A that will be issued in settlement of Earnout RSUs upon the satisfaction of certain price targets or occurrence of a “change of control” event;

•	“Earnout RSUs” are to restricted stock units in respect of Earnout RSU Shares;

•	“Earnout Shares” are to up to 15,000,000 additional Holdings Common Shares A in the aggregate;

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“Earnout Triggering Event I” are to the date on which the daily volume-weighted average sale price of one Holdings Common Share A quoted on the Selected Stock Exchange (or the exchange on which Holdings Common Shares A are then listed) is greater than or equal to $12.50 for any 20 trading days within any 30 consecutive trading day period within the Earnout Period;

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“Earnout Triggering Event II” are to the date on which the daily volume-weighted average sale price of one Holdings Common Share A quoted on the Selected Stock Exchange (or the exchange on which Holdings Common Shares A are then listed) is greater than or equal to $15.00 for any 20 trading days within any 30 consecutive trading day period within the Earnout Period;

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“Earnout Triggering Event III” are to the date on which the daily volume-weighted average sale price of one Holdings Common Share A quoted on the Selected Stock Exchange (or the exchange on which Holdings Common Shares A are then listed) is greater than or equal to $17.50 for any 20 trading days within any 30 consecutive trading day period within the Earnout Period;

•	“Earnout Triggering Events” are to Earnout Triggering Event I, Earnout Triggering Event II, and Earnout Triggering Event III;

•	“EBRD” are to the European Bank for Reconstruction and Development, an Additional PIPE Investor;

•	“Electing Holder” are to a U.S. Holder who timely makes a QEF Election with respect to its SPAC Class A Ordinary Shares;

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“Eligible Swvl Equityholder” are, with respect to an Earnout Triggering Event or a Change of Control, a holder, as of immediately prior to the Company Merger Effective Time (but assuming the Hypothetical Convertible Note Conversion had occurred at such time), of (a) a Swvl Share or (b) a Swvl Option but will not include a holder of a Swvl Option to the extent the Exchanged Option relating to such Swvl Option was forfeited after the Company Merger Effective Time and prior to the applicable Earnout Triggering Event or Change of Control;

•	“Exchange Act” are to the Securities Exchange Act of 1934;

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“Exchange Ratio” are to the ratio (rounded to ten decimal places) obtained by dividing (a) Swvl Merger Shares by (b) the difference of (i) the Swvl Outstanding Shares minus (ii) the number of Swvl Shares, if any, issued following the date of the Business Combination Agreement and prior to the Company Merger Effective Time in connection with a specified acquisition;

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“Exchanged Option” are, with respect to a Swvl Option outstanding immediately prior to the Company Merger Effective Time, to an option to purchase a number of Holdings Common Shares A equal to the product of (x) the number of Swvl Common Shares B subject to such Swvl Option (assuming payment in cash of the exercise price of such Swvl Option) immediately prior to the Company Merger Effective Time multiplied by (y) the Exchange Ratio (such product rounded down to the nearest whole share), at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of such Swvl Option immediately prior to the Company Merger Effective time, divided by (ii) the Exchange Ratio (which option will remain subject to the same vesting terms as such Swvl Option);

•	“F Reorganization” are to a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code;

•	“FASB” are to the Financial Accounting Standards Board;

•	“FCPA” are to the U.S. Foreign Corrupt Practices Act of 1977, as amended;

•	“First BCA Amendment” are to that certain First Amendment to the Business Combination Agreement, dated as of January 31, 2022, by and among Swvl, SPAC, Holdings, Cayman Merger Sub and BVI Merger Sub;

•	“GAAP” are to generally accepted accounting principles;

•	“Guggenheim Securities” are to Guggenheim Securities, LLC;

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“Holder” are to a beneficial owner of SPAC Public Securities immediately prior to the Business Combination or, as a result of owning such SPAC Public Securities, of Holdings Securities immediately following the Business Combination;

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“Holdings” are to Pivotal Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and, prior to the SPAC Merger Effective Time, a wholly owned subsidiary of Swvl;

•	“Holdings A&R Articles” are to the Amended and Restated Memorandum and Articles of Association of Holdings in effect at the SPAC Merger Effective Time;

•	“Holdings Board” are to the board of directors of Holdings from time to time;

•	“Holdings Common Share A” are to Holdings’ Class A ordinary shares, par value $0.0001 per share;

•	“Holdings Common Share B” are to Holdings’ Class B ordinary shares, par value $0.0001 per share;

•	“Holdings Common Shares” are to Holdings Common Shares A and Holdings Common Share B;

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“Holdings Key Shareholders” are to (i) Mostafa Kandil, Mahmoud Nouh and Ahmed Sabbah, the three co-founders of Swvl, (ii) each existing investor in Swvl that held more than 3.5% of the Swvl Outstanding Shares (determined as of the date of the Business Combination Agreement) and (iii) certain affiliates of Agility and Luxor.

•	“Holdings Preference Shares” are to Holdings preferred shares;

•	“Holdings Public Company Articles” are to the Second Amended and Restated Memorandum and Articles of Association of Holdings in effect as soon as possible following the Company Merger Effective Time;

•	“Holdings Redemption” are to Holdings’ redemption of each Holdings Common Share issued and outstanding immediately prior to the SPAC Merger for par value;

•	“Holdings Securities” are to Holdings Common Shares A and Holdings Warrants, collectively;

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“Holdings Shareholders Agreement” are to the Shareholders Agreement entered into concurrently with the execution and delivery of the Business Combination Agreement by and among Holdings, certain shareholders of SPAC and certain shareholders of Swvl to be effective as of the Closing;

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“Holdings Units” are to the units of Holdings, each consisting of one share of Holdings Common Share A and one-third of one Holdings Warrant, into which the SPAC Units will convert at the SPAC Merger Effective Time;

•	“Holdings Warrants” are to the warrants to acquire Holdings Common Shares A into which the SPAC Warrants will convert at the SPAC Merger Effective Time;

•	“Hypothetical Convertible Note Conversion” are to the hypothetical conversion of Swvl Convertible Notes (other than any Swvl Exchangeable Notes) into Swvl Common Shares A;

•	“IFRS” are to International Financial Reporting Standards as issued by the IASB;

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“Initial Business Combination” are to SPAC’s initial merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities after the Initial Public Offering;

•	“Initial PIPE Financing” are to the private offering of securities of Holdings to the Initial PIPE Investors pursuant to the Initial PIPE Subscription Agreements in connection with the Company Merger.

•	“Initial PIPE Investors” are to the investors in the PIPE Financing that are party to the Initial PIPE Subscription Agreements;

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“Initial PIPE Subscription Agreements” are to the subscription agreements entered into by SPAC, Holdings and, in some cases, Swvl as part of the PIPE Financing, concurrently with the execution of the Business Combination Agreement;

•	“Initial Public Offering” or “IPO” are to SPAC’s initial public offering of SPAC Units, which closed on January 22, 2021;

•	“Initial Swvl Exchangeable Notes” are to the $35.5 million of exchangeable notes of Swvl issued to certain of the Initial PIPE Investors on August 25, 2021;

•	“Initial Voting Period” are to the period from the Closing through the completion of Holdings’ third annual meeting of shareholders;

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“Intellectual Property” are to any and all proprietary, industrial and intellectual property rights, under the law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (i) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (ii) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (iii) copyrights, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof, (iv) trade secrets, know-how (including ideas, formulas, compositions and inventions (whether or not patentable or reduced to practice)), and database rights and (v) Internet domain names and social media accounts;

•	“Investment Company Act” are to the Investment Company Act of 1940, as amended;

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“In-the-Money Swvl Options” are to all Swvl Options that are unexercised, issued and outstanding as of immediately prior to the Company Merger Effective Time and, if such Swvl Options were Exchanged Options, would have a per share exercise price of less than $10.00 per share;

•	“IPO Closing Date” are to January 22, 2021;

•	“IRS” are to the U.S. Internal Revenue Service;

•	“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;

•	“Key SPAC Shareholders” are Agility and Luxor;

•	“Key Swvl Shareholders” are to the persons and entities listed in the Swvl Disclosure Letter;

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“Lock-Up Agreement” are to the Lock-Up Agreement entered into concurrently with the execution and delivery of the Business Combination Agreement by and among Holdings, certain shareholders of SPAC and certain shareholders of Swvl to be effective as of the Closing;

•	“Lock-Up Holders” are to certain securityholders of Swvl and directors and/or officers of Swvl who are expected to serve as directors and/or officers of Holdings upon the Closing;

•	“LTRC” are to the Land Transport Regulatory Commission of Jordan;

•	“Luxor” are to affiliates of Luxor Capital Group, LP;

•	“Mergers” are to the SPAC Merger together with the Company Merger;

•	“Minimum Cash Condition” are to the condition of the BCA that SPAC have cash on hand, after distribution of the Trust Account and deducting all amounts to be paid pursuant to the exercise of redemption rights, of at least $185,000,000 without taking into account transaction fees and expenses or cash on hand at Swvl.

•	“Nasdaq” are to Nasdaq Global Market;

•	“New Board” are to the board of directors of Holdings immediately after the Company Merger Effective Time;

•	“Non-Electing Holder” are to a U.S. Holder who does not make either a QEF Election or a mark-to-market election for any taxable year SPAC is treated as a PFIC;

•	“Note” are to the unsecured promissory note given to SPAC from the Sponsor prior to the Initial Public Offering;

•	“NYSE” are to the New York Stock Exchange;

•	“Outside Date” are to the date that is May 31, 2022;

•	“Over-Allotment Units” are to the 4,500,000 additional SPAC Units to cover over-allotments at IPO;

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“Per Share Earnout Consideration” are to, with respect to each Earnout Triggering Event (or the date on which a Change of Control occurs in accordance with the Business Combination Agreement), with respect to each Eligible Swvl Equityholder, a number of Holdings Common Shares A equal to (i) the sum of (A) the number of Holdings Common Shares A issued in connection with such Earnout Triggering Event or Change of Control plus (B) the number of Earnout RSU Shares issued in connection with such Earnout Triggering Event or Change of Control, divided by (ii) the Swvl Outstanding Shares;

•	“PFIC” are to a passive foreign investment company;

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“PIPE Financing” are to the private offering of securities of Holdings to certain investors pursuant to separate subscription agreements and the Swvl Exchangeable Notes in connection with the Company Merger;

•	“PIPE Funds” are to the proceeds from the PIPE Financing;

•	“PIPE Investors” are to the Initial PIPE Investors, the Additional PIPE Investors and the holders of the Swvl Exchangeable Notes;

•	“PIPE Resale Registration Statement” are to a registration statement registering the resale of the PIPE Shares;

•	“PIPE Subscription Agreements” are to the Initial PIPE Subscription Agreements and the Additional PIPE Subscription Agreements;

•	“PIPE Shares” are to the shares that Holdings agreed to sell to the PIPE Investors and that the PIPE Investors agreed to purchase;

•	“QEF Election” are to an election by a U.S. Holder to treat SPAC as a “qualified electing fund;”

•	“Reg Rights Holders” are to certain security holders of SPAC and Swvl, party to the Registration Rights Agreement;

•	“Registrable Securities” are to certain securities of Holdings that will be held by the Reg Rights Holders following the Closing;

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“Registration Rights Agreement” are to the Registration Rights Agreement entered into concurrently with the execution and delivery of the Business Combination Agreement by and among Holdings, certain shareholders of SPAC and certain shareholders of Swvl to be effective as of the Closing;

•	“Registration Statement” are to this registration statement on Form F-4;

•	“Representatives” of a person are to, collectively, such person’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives;

•	“Required SPAC Proposals” are to, collectively (A) approval and adoption of the Business Combination Agreement, the Cayman Plan of Merger and the Mergers (including the rights of dissention applicable to the SPAC Merger) and the other Transactions contemplated by the Business Combination Agreement, including the adoption of the Holdings A&R Articles effective as of the SPAC Merger Effective Time, and any separate or unbundled proposals as are required to implement the foregoing, (B) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto and (C) any other proposals the parties deem necessary to effectuate the Transactions, including the appointment of the New Board, the adoption of the Holdings A&R Articles and the Holdings Public Company Articles and the appointments in respect of the Holdings Board at the SPAC Merger Effective Time in accordance with the Business Combination Agreement;

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“Requisite Swvl Shareholder Approval” are to the requisite consent of Swvl’s shareholders under the BVI Companies Act, Swvl Articles and Swvl’s Amended and Restated Shareholders’ Agreement, dated on or about March 3, 2020, as amended, to approve the Business Combination Agreement, the BVI Plan of Merger and the Business Combination, which will require either the consent in writing of the holders of not less than (i) two-thirds of the issued Swvl Common Shares A; (ii) two-thirds of the issued Swvl Common Shares B; (iii) two-thirds of the issued Swvl Class A Preferred Shares; (iv) three-fourths of the issued Swvl Preferred Shares (voting together as a single class); (v) three-fourths of the issued Swvl Class B Preferred Shares; (vi) three-fourths of the issued Swvl Class C Preferred Shares; (vii) three-fourths of the issued Swvl Class D Preferred Shares; and (viii) three-fourths of the issued Swvl Class D-1 Preferred Shares; or the affirmative vote of (i) a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of Swvl Common Shares A, (ii) a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of Swvl Common Shares B, (iii) a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of Swvl Class A Preferred Shares, (iv) not less than three-fourths of the holders of Swvl Preferred Shares present (or represented at) voting at a duly constituted meeting of the holders of Swvl Preferred Shares (voting together as a single class), (v) not less than three-fourths of the holders of Swvl Class B Preferred Shares present (or represented at) and voting at a duly constituted meeting of the holders of Swvl Class B Preferred Shares, (vi) not less than three-fourths of the holders of Swvl Class C Preferred Shares present (or represented at) and voting at a duly constituted meeting of the holders of Swvl Class C Preferred Shares, (vii) not less than three-fourths of the holders of Swvl Class D Preferred Shares present (or represented at) and voting at a duly constituted meeting of the holders of Swvl Class D Preferred Shares, and (viii) not less than three-fourths of the holders of Swvl Class D-1 Preferred Shares present (or represented at) and voting at a duly constituted meeting of the holders of Swvl Class D-1 Preferred Shares;

•	“Resale Registration Statement” are to the registration statement required to be filed with the SEC under the Registration Rights Agreement;

•	“riders” are to persons filling seats on rides;

•	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;

•	“seats” are to physical spaces on rides that can be booked by riders;

•	“SEC Staff Statement” are to the statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (‘SPACs’);”

•	“SEC” are to the Securities and Exchange Commission;

•	“Second BCA Amendment” are to that certain Second Amendment to the Business Combination Agreement, dated as of March 3, 2022, by and among Swvl, SPAC, Holdings, Cayman Merger Sub and BVI Merger Sub;

•	“Securities Act” are to the Securities Act of 1933, as amended;

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“Selected Stock Exchange” are to the Nasdaq Global Market or, if Holdings does not qualify for such market, the Nasdaq Capital Market, or any other public stock market or exchange in the United States as may be mutually agreed by the Swvl and SPAC;

•	“Service Provider” are to any employee, officer, director, individual independent contractor or individual consultant of Swvl or any Swvl Subsidiary;

•	“SPAC Advisory Board” are to a team of management, board members and advisory board including Betsy Atkins, Nelda Connors, Brad Jones and Hannah Jones;

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“SPAC Alternative Transaction” are to any merger, consolidation, or acquisition of stock or assets or any other business combination involving SPAC or any of its Subsidiaries, on the one hand, and any other corporation, partnership or other business organization other than Swvl and Swvl Subsidiaries, on the other hand;

•	“SPAC Articles” are to the Amended and Restated Memorandum and Articles of Association of the SPAC, adopted by special resolution dated January 19, 2021;

•	“SPAC Board” are to the board of directors of SPAC;

•	“SPAC Class A Ordinary Shares” are to SPAC’s Class A ordinary shares, par value $0.0001 per share;

•	“SPAC Class B Ordinary Shares” are to SPAC’s Class B ordinary shares, par value $0.0001 per share;

•	“SPAC Disclosure Letter” are to SPAC’s disclosure schedule delivered by SPAC to Swvl concurrently with the execution and delivery of the Business Combination Agreement;

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“SPAC Expenses” are to all reasonable and documented third-party, out-of-pocket fees and expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, SPAC and its Subsidiaries in connection with the negotiation, preparation or execution of the Business Combination Agreement or any other Transaction Document, the performance of its covenants or agreements in the Business Combination Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or thereby, including (i) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants or other agents or service providers of SPAC or its Subsidiaries, and (ii) any other fees, expenses or other amounts that are expressly allocated to SPAC or its Subsidiaries pursuant to the Business Combination Agreement or any other Transaction Document, in each case including applicable Taxes (as defined in the Business Combination Agreement). Notwithstanding anything to the contrary in the Business Combination Agreement, SPAC Expenses will not include any Swvl Expenses;

•	“SPAC Merger Closing” are to the closing of the SPAC Merger;

•	“SPAC Merger Date” are to the date on which the SPAC Merger Effective Time occurs;

•	“SPAC Merger Effective Time” are to the date and time at which the SPAC Merger becomes effective;

•	“SPAC Merger” are to the merger of SPAC with and into Cayman Merger Sub, with Cayman Merger Sub surviving the merger;

•	“SPAC Ordinary Shares” are to the SPAC Class A Ordinary Shares and the SPAC Class B Ordinary Shares;

•	“SPAC Organizational Documents” are to the SPAC Articles, the Trust Agreement and the Warrant Agreement, in each case as amended, modified or supplemented from time to time;

•	“SPAC Preference Shares” are to SPAC’s preference shares, par value $0.0001 per share;

•	“SPAC Private Placement Warrants” are to the warrants of SPAC issued to the Sponsor in a private placement simultaneously with the closing of the IPO;

•	“SPAC Public Securities” are to SPAC Class A Ordinary Shares and SPAC Warrants, collectively;

•	“SPAC Public Shareholders” are to the holders of SPAC Public Shares;

•	“SPAC Public Shares” are to the SPAC Class A Ordinary Shares sold as part of the SPAC Units in the IPO (whether they were purchased in the IPO or thereafter in the open market);

•	“SPAC Public Warrants” are to the warrants sold as part of the units in the IPO (whether they were purchased in the IPO or thereafter in the open market);

•	“SPAC Recommendation” are to the SPAC Board’s unanimous recommendation to SPAC shareholders that they approve the Required SPAC Proposals;

•	“SPAC Related Party Transactions” are to all Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to the Business Combination Agreement;

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“SPAC Shareholder Support Agreements” are to the SPAC Shareholder Support Agreements entered into by and among Swvl, Holdings and the Key SPAC Shareholders concurrently with the execution and delivery of the Business Combination Agreement;

•	“SPAC Shareholders’ Meeting” are to the extraordinary general meeting of SPAC’s shareholders that is the subject of this proxy statement/prospectus and any adjournments thereof;

•	“SPAC Surviving Company” are to Cayman Merger Sub, in its capacity as the surviving company of the SPAC Merger;

•	“SPAC Units” are to SPAC’s units sold in the IPO, each of which consists of one SPAC Class A Ordinary Share and one-third of one SPAC Public Warrant;

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“SPAC Warrants” are to (a) prior to the SPAC Merger Closing, the SPAC Public Warrants and the SPAC Private Placement Warrants, and (b) after the SPAC Merger Closing, the Holdings Warrants that the SPAC Public Warrants and SPAC Private Placement Warrants will convert into upon consummation of the SPAC Merger;

•	“SPAC” are to Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability;

•	“Sponsor Agreement” are to the letter agreement that the Sponsor entered into with Swvl, Holdings and SPAC concurrently with the execution and delivery of the Business Combination Agreement;

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“Sponsor Lock Up Period” are to the earlier of (i) one year after the consummation of the Company Merger and (ii) the first date on which the last sale price of the Holdings Common Shares A equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period commencing at least 150 days after the consummation of the Company Merger;

•	“Sponsor” are to Queen’s Gambit Holdings LLC, a Delaware limited liability company;

•	“Subsidiary PFICs” are to PFICs whose interests are held by another entity;

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“Subsidiary” are to, with respect to a person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member;

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“Swvl Alternative Transaction” are to any (x) sale of 5% or more of the consolidated assets of Swvl and Swvl Subsidiaries, taken as a whole, (y) sale of 5% or more of the outstanding shares or capital stock of Swvl or one or more Swvl Subsidiaries holding assets constituting, individually or in the aggregate, 5% or more of the consolidated assets of Swvl and Swvl Subsidiaries, taken as a whole, or (z) merger, consolidation, liquidation, dissolution or similar transaction involving Swvl or one or more of the Swvl Subsidiaries holding assets constituting, individually or in the aggregate, 5% or more of the consolidated assets of Swvl and Swvl Subsidiaries, taken as a whole, in each case, other than with SPAC and its Representatives;

•	“Swvl Articles” are to the Amended and Restated Memorandum and Articles of Association of Swvl, dated March 3, 2020, as the same may be amended, supplemented, or modified from time to time;

•	“Swvl Board” are to the board of directors of Swvl;

•	“Swvl Class A Preferred Shares” are to Swvl’s convertible Class A Shares of no par value;

•	“Swvl Class B Preferred Shares” are to Swvl’s convertible Class B Shares of no par value;

•	“Swvl Class C Preferred Shares” are to Swvl’s convertible Class C Shares of no par value;

•	“Swvl Class D Preferred Shares” are to Swvl’s convertible Class D Shares of no par value;

•	“Swvl Class D-1 Preferred Shares” are to Swvl’s convertible Class D-1 Shares of no par value;

•	“Swvl Common Shares A” are to Swvl’s ordinary common shares A of no par value;

•	“Swvl Common Shares B” are to Swvl’s ordinary common shares B of no par value;

•	“Swvl Common Shares” are to Swvl Common Shares A together with Swvl Common Shares B;

•	“Swvl Convertible Notes” are to (a) the outstanding convertible notes issued by Swvl prior to the date of the Business Combination Agreement and (b) the Swvl Exchangeable Notes;

•	“Swvl Disclosure Letter” are to Swvl’s disclosure schedule delivered by Swvl to SPAC concurrently with the execution and delivery of the Business Combination Agreement;

•	“Swvl Exchangeable Notes” are to the Initial Swvl Exchangeable Notes and the Additional Swvl Exchangeable Notes;

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“Swvl Expenses” are to all reasonable and documented third-party, out-of-pocket, fees and expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, Swvl and its Subsidiaries in connection with the negotiation, preparation or execution of the Business Combination Agreement or any other Transaction Document, the performance of its covenants or agreements in the Business Combination Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or thereby, including (i) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants or other agents or service providers of Swvl or its Subsidiaries and (ii) any other fees, expenses or other amounts that are expressly allocated to Swvl or its Subsidiaries pursuant to the Business Combination Agreement or any other Transaction Document, in each case including applicable Taxes (as defined in the Business Combination Agreement). Notwithstanding anything to the contrary in the Business Combination Agreement, Swvl Expenses will not include any SPAC Expenses;

•	“Swvl Merger Shares” are to the number of Holdings Common Shares A equal to the quotient obtained by dividing (a) the sum of (i) $1,000,000,000 plus (ii) the Aggregate Exercise Price by (b) $10.00;

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“Swvl Options” are to options to purchase Swvl Common Shares B, granted under the 2019 Plan or otherwise; provided that Swvl Options will exclude any rights to purchase Swvl Common Shares B under any Swvl Convertible Note or any right to subscribe for further convertible notes in Swvl;

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“Swvl Outstanding Shares” are to the total number of Swvl Common Shares and Swvl Preferred Shares in each case outstanding immediately prior to the Company Merger Effective Time, and including the number of Swvl Common Shares A issuable upon the Hypothetical Convertible Note Conversion and the number of Swvl Common Shares B subject to unexpired, issued and outstanding Swvl Options as of immediately prior to the Company Merger Effective Time (assuming the payment in cash of the exercise price of such Swvl Options);

•	“Swvl Preferred Shares” are to the Swvl Class A Preferred Shares, Swvl Class B Preferred Shares, Swvl Class C Preferred Shares, Swvl Class D Preferred Shares and Swvl Class D-1 Preferred Shares;

•	“Swvl Shareholders” are to the holders of Swvl Shares, Swvl Options or Swvl Convertible Notes (other than the Swvl Exchangeable Notes) prior to the Business Combination;

•	“Swvl Shares” are to the Swvl Common Shares and the Swvl Preferred Shares;

•	“Swvl Subsidiary” are to each Subsidiary of Swvl and, to the extent applicable, its branches, including those Subsidiaries set forth in the Swvl Disclosure Letter;

•	“Swvl Surviving Company” are to Swvl, in its capacity as the surviving company of the Company Merger;

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“Swvl Transaction Support Agreement” are to the Swvl Transaction Support Agreement entered into by and among SPAC, the Key Swvl Shareholders, as Swvl shareholders holding Swvl Shares sufficient to constitute the Requisite Swvl Shareholder Approval, and the holders of the Swvl Convertible Notes (other than holders of any Swvl Exchangeable Notes in their capacities as such) concurrently with the execution and delivery of the Business Combination Agreement;

•	“Swvl” are to Swvl, Inc., a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands;

•	“Swvl-Owned IP” are to all Intellectual Property rights owned or purported to be owned by Swvl or any of the Swvl Subsidiaries;

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“Terminating SPAC Breach” are to (x) upon a breach of any representation, warranty, covenant or agreement on the part of SPAC or BVI Merger Sub set forth in the Business Combination Agreement, (y) if any representation or warranty of SPAC or BVI Merger Sub have become untrue or (z) upon a breach of any covenant or agreement set forth in the Business Combination Agreement on the part of Holdings or Cayman Merger Sub occurring after the SPAC Merger Effective Time, in the case of clauses (x), (y) or (z) such that the conditions set forth in the Business Combination Agreement would not be satisfied;

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“Terminating Swvl Breach” are to a breach of any representation, warranty, covenant or agreement on the part of Swvl, Holdings or Cayman Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of Swvl, Holdings or Cayman Merger Sub have become untrue, in either case such that the conditions set forth in the Business Combination Agreement would not be satisfied;

•	“Transaction Documents” are to the Business Combination Agreement, including all Schedules and Exhibits thereto, the Swvl Disclosure Letter, the SPAC Disclosure Letter and the Ancillary Agreements;

•	“Transactions” are to the transactions contemplated by the Business Combination Agreement and the Transaction Documents;

•	“Treasury Regulations” are to U.S. Treasury regulations;

•	“Trust Account” are to the trust account at J.P. Morgan Chase Bank, N.A.;

•	“Trust Agreement” are to the Investment Management Trust Agreement, dated as of January 19, 2021, between SPAC and Continental Stock Transfer & Trust Company;

•

“U.S. Holder” are to a Holder that, for U.S. federal income tax purposes is an individual who is a citizen or resident of the United States; a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; an estate the income of which is subject to U.S. federal income tax regardless of its source; or a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable Treasury Regulations to be treated as a United States person;

•	“Warrant Agreement” are to the Warrant Agreement, dated January 19, 2021, between SPAC and Continental Stock Transfer & Trust Company, as warrant agent;

•	“WHO” are to the World Health Organization;

•

“Working Capital Loan” are to loans from the Sponsor or an affiliate of the Sponsor or SPAC’s officers and directors to the SPAC, $1,500,000 of which may be converted into Holdings Warrants at Closing at a rate of $1.50 per warrant;

•	“Written Consent Failure” are to Swvl’s failure to deliver the Written Consents to SPAC within five (5) business days of the Registration Statement becoming effective; and

•

“Written Consents” are to the written consents of the requisite shareholders of Swvl in favor of the approval and adoption of the Business Combination Agreement, the Company Merger and all other transactions contemplated by the Business Combination Agreement.

QUESTIONS AND ANSWERS ABOUT THE SPAC SHAREHOLDERS’ MEETING AND THE BUSINESS COMBINATION

The following questions and answers briefly address some commonly asked questions about the Proposals to be presented at the SPAC Shareholders’ Meeting, including the proposed Business Combination. The following questions and answers do not include all the information that is important to SPAC shareholders. We urge SPAC shareholders to carefully read this entire proxy statement/prospectus, including the annexes and other documents referred to herein.

Q:	Why am I receiving this proxy statement/prospectus?

A:

SPAC shareholders are being asked to consider and vote upon the Proposals, including to approve the transactions contemplated by the Business Combination Agreement, including the SPAC Merger and the Company Merger.

A copy of each of the Business Combination Agreement, the First BCA Amendment and the Second BCA Amendment are attached to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, respectively. This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the SPAC Shareholders’ Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its annexes.

Q:	What is being voted on at the SPAC Shareholders’ Meeting?

A:	SPAC shareholders will vote on the following proposals at the SPAC Shareholders’ Meeting:

•

Proposal No. 1 — The SPAC Merger Proposal — a proposal to approve by special resolution the SPAC Merger and the Cayman Plan of Merger and to confirm, ratify, and approve in all respects all other transactions contemplated by the Business Combination Agreement occurring prior to the Closing Date, including the appointment of the Holdings Board following the SPAC Merger Effective Time, the adoption of the Holdings A&R Articles, and the Business Combination Agreement.

•

Proposal No. 2 — The Company Merger Proposal — a proposal to approve as an ordinary resolution the Company Merger and to confirm, ratify, and approve in all respects all other transactions contemplated by the Business Combination Agreement occurring on or after the Closing Date, including the appointment of the Holdings Board following the Company Merger Effective Time and the adoption of the Holdings Public Company Articles (to include the change of name of Holdings).

•

Proposal No. 3 — The Advisory Organizational Documents Proposal — a proposal to approve, on a non-binding advisory basis, by ordinary resolution, the governance provisions contained in the Holdings Public Company Articles that materially affect SPAC shareholders’ rights.

•

Proposal No. 4 — The Adjournment Proposal — a proposal, if put, to approve by ordinary resolution the adjournment of the SPAC Shareholders’ Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the SPAC Merger Proposal, the Company Merger Proposal or the Advisory Organizational Documents Proposal.

The Business Combination cannot be completed unless SPAC shareholders approve the SPAC Merger Proposal and the Company Merger Proposal at the SPAC Shareholders’ Meeting. In the event the Adjournment Proposal is put forth at the SPAC Shareholders’ Meeting, it will be the first and only Proposal voted upon and none of the SPAC Merger Proposal, the Company Merger Proposal, nor the Advisory Organizational Documents Proposal will be submitted to the SPAC shareholders for a vote.

i

Q:	Are the Proposals conditioned on one another?

A:

The Business Combination cannot be completed unless the SPAC Merger Proposal and the Company Merger Proposal are approved at the SPAC Shareholders’ Meeting. Each of the Business Combination Proposals is cross-conditioned on the approval and adoption of the other Business Combination Proposal. The Advisory Organizational Documents Proposal and the Adjournment Proposal are not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus.

Q:	What will happen in the Business Combination?

On July 28, 2021, SPAC, Swvl, Holdings, Cayman Merger Sub and BVI Merger Sub entered into the Business Combination Agreement, pursuant to which the Business Combination will be effected in four steps: (a) in accordance with the Cayman Companies Act at the SPAC Merger Effective Time, SPAC will merge with and into Cayman Merger Sub, with Cayman Merger Sub surviving the SPAC Merger and becoming the sole owner of BVI Merger Sub; (b) concurrently with the consummation of the SPAC Merger, and subject to the BVI Companies Act, Holdings will redeem each Holdings Common Share A and each Holdings Common Share B issued and outstanding immediately prior to the SPAC Merger for par value, (c) following the SPAC Merger and subject to the Cayman Companies Act and the BVI Companies Act, the SPAC Surviving Company will distribute all of the issued and outstanding BVI Merger Sub Common Shares to Holdings, and (d) following the BVI Merger Sub Distribution, but no earlier than one business day after the SPAC Merger, in accordance with the BVI Companies Act, BVI Merger Sub will merge with and into Swvl, with Swvl surviving the Company Merger as a wholly owned Subsidiary of Holdings.

The SPAC Merger and the Holdings Redemption will occur at least one business day prior to, and independent of, the Company Merger and the Closing. The PIPE Financing will be consummated prior to or substantially concurrently with the Company Merger.

As a result of the Business Combination, the SPAC Surviving Company and Swvl will each become wholly owned subsidiaries of Holdings and the securityholders of SPAC and Swvl will become securityholders of Holdings. Following the Business Combination, Holdings will be a public company and is expected to be listed on Nasdaq. For more information about the Business Combination Agreement and the Business Combination, please see the section entitled “The Business Combination.”

Q:	Why is SPAC proposing the Business Combination?

A:

SPAC was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination involving SPAC and one or more businesses or entities.

On January 22, 2021, SPAC completed the IPO of 34,500,000 SPAC Units, including 4,500,000 SPAC Units that were issued pursuant to the underwriters’ exercise of their over-allotment option in full, with each SPAC Unit consisting of one SPAC Class A Ordinary Share and one-third of one SPAC Warrant, where each whole SPAC Warrant is exercisable to purchase one SPAC Class A Ordinary Share at a price of $11.50 per share, generating gross proceeds to SPAC of $345,000,000. The underwriters were granted a 45-day option from the date of the final prospectus relating to the IPO to purchase up to 4,500,000 additional units to cover over-allotments, if any, at $10.00 per unit, less underwriting discounts and commissions. The underwriters exercised the over-allotment option in full on January 22, 2021. Since the IPO, SPAC’s activity has been limited to the search for a prospective initial business combination.

The SPAC Board considered a wide variety of factors in connection with its evaluation of the Business Combination, including its review of the results of the due diligence conducted by SPAC’s management and SPAC’s advisors. As a result, the SPAC Board concluded that a transaction with Swvl would present the most attractive opportunity to maximize value for SPAC’s shareholders. Please see the subsection entitled “The Business Combination—The SPAC Board’s Reasons for the Approval of the Business Combination.”

Q:	What conditions must be satisfied to complete the Business Combination?

A:

There are a number of closing conditions in the Business Combination Agreement, including the approval by SPAC’s shareholders of the Business Combination Proposals. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, please see the subsection entitled “The Business Combination—Conditions to Consummation of the Business Combination Agreement.”

Q:	How will Holdings be managed and governed following the Business Combination?

A:	Immediately after the Closing, the Holdings Board will be divided into three separate classes, designated as follows:

•	the Class I directors will include Esther Dyson and Ahmed Sabbah and their terms will expire at the annual general meeting of shareholders to be held in 2022;

•	the Class II directors will be Lone Fønss Schrøder, Bjorn von Sivers and W. Steve Albrecht and their terms will expire at the annual general meeting of shareholders to be held in 2023; and

•	the Class III directors will be Mostafa Kandil, Victoria Grace and Dany Farha and their terms will expire at the annual general meeting of shareholders to be held in 2024.

Holdings intends to name an additional Class I director prior to the closing. The identity of such additional director will be announced by press release and filed with the SEC as a supplement to this proxy statement/prospectus.

For additional information, please see the section entitled “Management After the Business Combination.”

Q:	What is the PIPE Financing?

A:

Concurrently with the execution of the Business Combination Agreement, SPAC, Holdings and, in some cases, Swvl entered into the Initial PIPE Subscription Agreements with the Initial PIPE Investors, pursuant to which the Initial PIPE Investors agreed to purchase, and Holdings agreed to sell to the Initial PIPE Investors in a private placement at the Company Merger Effective Time, Holdings Common Shares A for a purchase price of $10.00 per share, representing an aggregate purchase price of $100.0 million.

On August 25, 2021, certain Initial PIPE Investors effectively pre-funded Swvl with $35.5 million of the aggregate subscription commitments by purchasing the Initial Swvl Exchangeable Notes. At the Company Merger Effective Time, the Initial Swvl Exchangeable Notes will be automatically exchanged for Holdings Common Shares A at an exchange price of $8.50 per share. Upon the issuance of the Initial Swvl Exchangeable Notes, the amount of each applicable Initial PIPE Investor’s subscription was reduced dollar-for-dollar by the aggregate purchase price of such Initial PIPE Investor’s Initial Swvl Exchangeable Notes. As a result, the amount expected to be funded at the Company Merger Effective Time pursuant to the Initial PIPE Subscription Agreements was reduced to $64.5 million.

On January 12, 2022, an Initial PIPE Investor affiliated with Agility purchased $20.0 million of Additional Swvl Exchangeable Notes, effectively pre-funding the remainder of its subscription commitment. At the Company Merger Effective Time, such Additional Swvl Exchangeable Notes will be automatically exchanged for Holdings Common Shares A at an exchange price of $9.10 per share. Upon the issuance of such Additional Swvl Exchangeable Notes, such Initial PIPE Investor’s subscription was reduced by $20.0 million, resulting in the termination of such subscription. As a result, the amount expected to be funded at the Company Merger Effective Time was further reduced to $44.5 million.

Following the issuance of the Initial Swvl Exchangeable Notes and prior to the issuance of the Additional Swvl Exchangeable Notes described above, Swvl also issued $10.0 million of Additional Swvl Exchangeable Notes, at an exchange price of $8.50 per share. On January 31, 2022, Swvl issued $1.0 million of Additional Swvl Exchangeable Notes, at an exchange price of $9.10 per share. The issuance of such Additional Swvl Exchangeable Notes did not reduce the existing subscription commitments of any PIPE Investors.

In aggregate, Swvl has issued $45.5 million of Swvl Exchangeable Notes at an exchange price of $8.50 per share and $21.0 million of Swvl Exchangeable Notes at an exchange price of $9.10 per share.

Since November 15, 2021, SPAC and Holdings have also entered into Additional PIPE Subscription Agreements with Additional PIPE Investors, pursuant to which the Additional PIPE Investors have agreed to purchase, and Holdings has agreed to sell to the Additional PIPE Investors in a private placement, Holdings Common Shares A for a purchase price of $10.00 per share, representing an aggregate purchase price of $10.5 million.

While the terms of the Additional PIPE Subscription Agreements are substantially similar to the Initial PIPE Subscription Agreements, one of such Additional PIPE Subscription Agreement contains terms that vary.

Under the terms of the Additional PIPE Subscription Agreement among EBRD, SPAC and the Company, representing an aggregate purchase price of $10.0 million, EBRD’s commitment to acquire Holdings Common Shares A is subject to an additional condition that Holdings and EBRD first enter into an investment framework agreement, pursuant to which Holdings will agree to comply with certain institutional requirements of EBRD, including social and environmental policies and practices, certain corporate governance and compliance matters and use of proceeds. Based on initial discussions, the Company expects such agreement to be generally consistent with other similar agreements previously executed between EBRD and other companies and include, among other things, a requirement to: (1) maintain procedures designed to prevent money laundering, terrorism financing, fraud or other corrupt or illegal purposes, (2) implement a contractor and supplier management system to assess and monitor environmental and social risks, (3) conduct a gender based violence and harassment risk assessment related to business operations in Egypt, (4) conduct awareness training among management, workers and contractors, (5) establish an internal worker grievance procedure, (6) appoint key account managers to monitor the health and safety performance of partner drivers / captains, (7) use the proceeds from the subscription agreement exclusively for the purpose of operating expenditures, marketing expenses and client acquisition costs relating to the Company’s business in Egypt, (8) comply with other compliance measures and (9) furnish information to EBRD in connection with the foregoing matters.

Further, EBRD will be permitted to terminate its Additional PIPE Subscription Agreement if the Board of Governors of EBRD determines that access by Egypt to EBRD’s resources should be suspended or otherwise modified. This termination right is a result of the nature of EBRD’s organization and governing documents. EBRD is an international financial institution formed by an international multilateral treaty and is owned by 71 countries. Under the agreement establishing EBRD, the Board of Governors of EBRD has the authority to decide that access to EBRD’s funds to a particular country should be suspended or otherwise modified in cases where such country might be implementing policies inconsistent with EBRD’s mandate. EBRD has advised the Company that it is accordingly a standard provision of EBRD financing agreements to include a termination right similar to the right included in the Additional PIPE Subscription Agreement with EBRD.

The closing of the sale of Holdings Common Shares A pursuant to the PIPE Subscription Agreements will take place substantially concurrently with the Closing and is contingent upon, among other closing conditions, the consummation of the Business Combination. As the PIPE Subscription Agreement with EBRD is additionally conditioned on the entry into an investment framework agreement between EBRD and Holdings, it is possible that the closing of the sale of Holdings Common Shares A under EBRD’s PIPE Subscription Agreement does not occur until after the Closing or at all. The purpose of the PIPE Financing is to raise additional capital for use by the post-combination company following the Closing.

The aggregate number of Holdings Common Shares A issuable in connection with the PIPE Subscription Agreements and the Swvl Exchangeable Notes is 13,160,633.

Q:	What will be the equity stakes of the SPAC Public Shareholders, the Sponsor, the Swvl Shareholders and the PIPE Investors in Holdings upon completion of the Business Combination?

A:

The exact equity stakes of the persons that will become securityholders of Holdings will depend on various factors. Set forth below are illustrative examples of the post-closing equity stakes of the SPAC Public Shareholders, the Sponsor, the Swvl Shareholders and the PIPE Investors based on various assumptions described below.

If we (a) assume that (i) no SPAC Public Shareholders elect to have their SPAC Public Shares redeemed, (ii) there are no other issuances of equity interests of SPAC or Swvl and (iii) all Exchanged Options are exercised using cash and (b) do not take into account (i) Holdings Warrants that will remain outstanding following the Business Combination and may be exercised at a later date or (ii) the Earnout Shares or the Earnout RSUs, the ownership of Holdings upon completion of the Business Combination would be as follows:

•	the Swvl Shareholders will own 101,591,814 Holdings Common Shares A, or approximately 64% of the outstanding Holdings Common Shares A;

•	the SPAC Public Shareholders will own 34,500,000 Holdings Common Shares A, or approximately 22% of the outstanding Holdings Common Shares A;

•	the PIPE Investors will own 13,160,633 Holdings Common Shares A, or approximately 8% of the outstanding Holdings Common Shares A; and

•	the Sponsor will own 8,625,000 Holdings Common Shares A, or approximately 6% of the outstanding Holdings Common Shares A.

If we assume the maximum redemptions scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” (i.e., 30,639,823 SPAC Public Shares are redeemed), and the assumptions set forth in the foregoing clauses (a)(ii)–(iii) and (b) remain true, the ownership of Holdings upon completion of the Business Combination would be as follows:

•	the Swvl Shareholders will own 101,591,814 Holdings Common Shares A, or approximately 80% of the outstanding Holdings Common Shares A;

•	the SPAC Public Shareholders will own 3,860,177 Holdings Common Shares A, or approximately 3% of the outstanding Holdings Common Shares A;

•	the PIPE Investors will own 13,160,633 Holdings Common Shares A, or approximately 10% of the outstanding Holdings Common Shares A; and

•	the Sponsor will own 8,625,000 Holdings Common Shares A, or approximately 7% of the outstanding Holdings Common Shares A.

The ownership percentages with respect to Holdings set forth above do not take into account SPAC Warrants that will convert into Holdings Warrants in the Business Combination, but do include the SPAC Class B Ordinary Shares, which will convert into Holdings Common Shares B in the SPAC Merger, with such Holdings Common Shares B converting into Holdings Common Shares A upon the Company Merger. If the facts are different than these assumptions, the percentage ownership retained by SPAC’s existing shareholders in Holdings following the Business Combination will be different. For example, if we assume that all outstanding 11,500,000 SPAC Public Warrants and 5,933,333 SPAC Private Placement Warrants were exercisable and exercised following completion of the Business Combination and further assume that no SPAC Public Shareholders elect to have their SPAC Public Shares redeemed (and each other assumption set forth in the foregoing clauses (a) and (b) remain true), then the ownership of Holdings upon completion of the Business Combination would be as follows:

•	the Swvl Shareholders will own 101,591,814 Holdings Common Shares A, or approximately 58% of the outstanding Holdings Common Shares A;

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•	the SPAC Public Shareholders will own 46,000,000 Holdings Common Shares A, or approximately 26% of the outstanding Holdings Common Shares A;

•	the PIPE Investors will own 13,160,633 Holdings Common Shares A, or approximately 8% of the outstanding Holdings Common Shares A; and

•	the Sponsor will own 14,558,333 Holdings Common Shares A, or approximately 8% of the outstanding Holdings Common Shares A.

The Holdings Warrants will become exercisable on the later of 30 days after the completion of the Business Combination and January 22, 2022 and will expire five years after the completion of the Business Combination or earlier upon their redemption or liquidation.

If we assume the issuance of the maximum number of Earnout Shares (and each other assumption set forth in the foregoing clauses (a) and (b) remain true), then the ownership of Holdings upon completion of the Business Combination would be as follows:

•	the Swvl Shareholders will own 116,591,814 Holdings Common Shares A, or approximately 67% of the outstanding Holdings Common Shares A;

•	the SPAC Public Shareholders will own 34,500,000 Holdings Common Shares A, or approximately 20% of the outstanding Holdings Common Shares A;

•	the PIPE Investors will own 13,160,633 Holdings Common Shares A, or approximately 8% of the outstanding Holdings Common Shares A; and

•	the Sponsor will own 8,625,000 Holdings Common Shares A, or approximately 5% of the outstanding Holdings Common Shares A.

Please see the subsection entitled “Summary of the Proxy Statement/Prospectus—Ownership of Holding After the Closing” and the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Q:	How will the SPAC Merger affect my SPAC Ordinary Shares, SPAC Warrants, and SPAC Units?

A:

At the SPAC Merger Effective Time, pursuant to the SPAC Merger: (a) each SPAC Class A Ordinary Share issued and outstanding immediately prior to the SPAC Merger Effective Time will be automatically cancelled, extinguished and converted into the right to receive one Holdings Common Share A; (b) each SPAC Class B Ordinary Share outstanding immediately prior to the SPAC Merger Effective Time will be automatically cancelled, extinguished and converted into the right to receive one Holdings Common Share B; (c) each SPAC Warrant issued, outstanding and unexercised immediately prior to the SPAC Merger Effective Time will be automatically assumed and converted into a fraction or whole Holdings Warrant, as the case may be, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former warrants of SPAC; and (d) without duplication of the foregoing, each SPAC Unit, existing and outstanding immediately prior to the SPAC Merger Effective Time will be automatically cancelled, extinguished and converted into one Holdings Unit.

As a result, immediately following the SPAC Merger and prior to the Company Merger, holders of SPAC Ordinary Shares, SPAC Warrants and SPAC Units will hold the same interests in Holdings as they did in SPAC as of immediately prior to the SPAC Merger. Following the SPAC Merger and prior to the Company Merger, the Holdings Common Shares A, Holdings Warrants and Holdings Units held by the former holders of SPAC equity are expected to be publicly traded and listed on Nasdaq under SPAC’s current trading symbols “GMBT”, “GMBTW” and “GMBTU”. During such period, Holdings will be the sole shareholder of the SPAC Surviving Company and will hold no other material assets.

For additional information about the SPAC Merger, please see the section entitled “The Business Combination” in this proxy statement/prospectus.

Q:	What are the U.S. federal income tax consequences of the SPAC Merger to U.S. Holders?

A:

As discussed more fully below in the section entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders—The SPAC Merger”, the SPAC Merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization”) and U.S. Holders (as defined below in the section entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders—U.S. Holder Defined”) will not recognize gain or loss for U.S. federal income tax purposes on the exchange of SPAC Public Securities for Holdings Securities pursuant to the SPAC Merger, subject to the discussion contained herein on whether SPAC is treated as a “passive foreign investment company” or “PFIC”.

The rules governing the U.S. federal income tax treatment of the SPAC Merger are complex. All holders of SPAC Public Securities are urged to consult with their own tax advisors regarding the potential tax consequences to them of the SPAC Merger, including the applicability and effect of U.S. federal, state and local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the SPAC Merger to U.S. Holders, please see the subsection entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders—The SPAC Merger”.

Q:	Did the SPAC Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:

Yes. Although the SPAC Articles do not require the SPAC Board to seek a third-party valuation or fairness opinion in connection with a business combination unless the target business is affiliated with the Sponsor, directors or officers, SPAC retained Guggenheim Securities, LLC (“Guggenheim Securities”) as its financial advisor in connection with the Business Combination. In connection with the Mergers, Guggenheim Securities rendered an opinion to the Swvl Board to the effect that, as of July 28, 2021, and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Company Merger Consideration was fair, from a financial point of view, to SPAC. The full text of Guggenheim Securities’ written opinion, which is attached as Annex E to this proxy statement/prospectus and which you should read carefully and in its entirety, is subject to the assumptions, limitations, qualifications and other conditions contained in such opinion and is necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion.

Guggenheim Securities’ opinion was provided to the SPAC Board (in its capacity as such) for its information and assistance in connection with its evaluation of the consideration under the Business Combination Agreement. Guggenheim Securities’ opinion and any materials provided in connection therewith did not constitute a recommendation to the SPAC Board with respect to the Company Merger or related transactions, nor does Guggenheim Securities’ opinion or the summary of its underlying financial analyses elsewhere in this proxy statement/prospectus constitute advice or a recommendation to any holder of securities of SPAC as to how to vote or act in connection with the Mergers or otherwise (including whether or not holders of SPAC Class A Ordinary Shares should redeem their shares). Guggenheim Securities’ opinion addresses only the fairness, from a financial point of view and as of the date of such opinion, of the Company Merger Consideration to SPAC to the extent expressly specified in such opinion and does not address any other term, aspect or implication of the Mergers or the related transactions (including, without limitation, the form or structure of the Mergers and the related transactions), the Business Combination Agreement, the PIPE Investment, the Swvl Transaction Support Agreements, the SPAC Shareholder Support Agreements, the Sponsor Agreement, the Registration Rights Agreement, the Lock-Up Agreements, the Holdings Shareholder Agreement, or any other agreement, transaction document or instrument contemplated by the Business Combination Agreement or to be entered into or amended in connection with the Mergers or any financing or other transactions related thereto.

Please see the subsection entitled “The Business Combination—Opinion of SPAC’s Financial Advisor” and the opinion of Guggenheim Securities attached hereto as Annex E for additional information.

Q:	What happens if I sell my SPAC Class A Ordinary Shares before the SPAC Shareholders’ Meeting?

A:

The record date for the SPAC Shareholders’ Meeting is earlier than the date of the SPAC Shareholders’ Meeting and the date that the Business Combination is expected to be completed. If you transfer your SPAC Class A Ordinary Shares after the record date, but before the SPAC Shareholders’ Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the SPAC Shareholders’ Meeting. However, you will not be able to seek redemption of your SPAC Class A Ordinary Shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described in this proxy statement/prospectus. If you transfer your SPAC Class A Ordinary Shares prior to the record date, you will have no right to vote those shares at the SPAC Shareholders’ Meeting or seek redemption of those shares.

Q:	How has the announcement of the Business Combination affected the trading price of the SPAC Units, SPAC Class A Ordinary Shares and SPAC Public Warrants?

A:

The closing price of the SPAC Units, SPAC Class A Ordinary Shares and SPAC Public Warrants on July 26, 2021, the last trading day prior to the publication of articles speculating about the Business Combination, was $10.03, $9.68 and $0.99, respectively. The closing price of the SPAC Units, SPAC Class A Ordinary Shares and SPAC Public Warrants on July 27, 2021, the last trading day before announcement of the execution of the Business Combination Agreement, was $9.98, $9.68 and $1.01, respectively. On March 10, 2022, the SPAC Units, SPAC Class A Ordinary Shares and SPAC Public Warrants closed at $10.03, $9.93 and $0.37, respectively.

Q:	Following the Business Combination, will SPAC’s securities continue to trade on a stock exchange?

A:

The parties anticipate that, following the SPAC Merger Closing, the Holdings Common Shares A, Holdings Warrants and Holdings Units will be listed on the Nasdaq Global Market under the SPAC’s current trading symbols, “GMBT”, “GMBTW” and “GMBTU,” respectively. Following the SPAC Merger Closing, the SPAC Units, SPAC Class A Ordinary Shares, and SPAC Warrants will cease trading on the Nasdaq Capital Market and will be deregistered under the Exchange Act.

Upon the Company Merger Closing, the Holdings Units will be separated into their component securities and cease to exist. The parties anticipate that, following the Company Merger Closing, the Holdings Common Shares A and Holdings Warrants will trade on Nasdaq under the new symbols “SWVL” and “SWVLW,” respectively.

Q:	How do the SPAC Public Warrants differ from the SPAC Private Placement Warrants, and what are the related risks for any SPAC public warrantholders post-Business Combination?

A:

The SPAC Private Placement Warrants (including the SPAC Class A Ordinary Shares issuable upon exercise of the SPAC Private Placement Warrants) are not transferable, assignable or salable until 30 days after the completion of the Initial Business Combination (except, among other limited exceptions, to SPAC’s officers and directors and other persons or entities affiliated with the Sponsor), and they will not be redeemable (except as described under “Description of Holdings Securities—Holdings Warrants”) so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, have the option to exercise the SPAC Private Placement Warrants for cash or on a “cashless” basis. Otherwise, the SPAC Private Placement Warrants have terms and provisions that are identical to those of the SPAC Public Warrants, including as to exercise price, exercisability and exercise period. If the SPAC Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the SPAC Private Placement Warrants will be redeemable by SPAC (or Holdings after the consummation of the Business Combination) in all redemption scenarios and exercisable by the holders on the same basis as the SPAC Public Warrants.

In connection with the consummation of the Business Combination, Holdings will assume the Warrant Agreement and enter into such amendments thereto as are necessary to give effect to the provisions of the Business Combination Agreement, and each SPAC Warrant then outstanding and unexercised will automatically without any action on the part of its holder be converted into a Holdings Warrant. Each Holdings Warrant will be subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding SPAC Warrant immediately prior to the SPAC Merger Effective Time, except to the extent such terms or conditions are rendered inoperative by the Business Combination.

Following the Business Combination, Holdings may redeem public Holdings Warrants prior to their exercise at a time that is disadvantageous to the holders of such Holdings Warrants, thereby making such warrants worthless. More specifically:

•

Holdings will have the ability to redeem outstanding Holdings Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Holdings Common Shares A equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within the 30 trading-day period ending on the third trading day prior to the date on which notice of the redemption is given and provided certain other conditions are met.

•

Holdings will also have the ability to redeem outstanding Holdings Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the last sale price of Holdings Common Shares A equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on each of 20 trading days within the 30 trading-day period ending on the third trading day prior to the date on which notice of the redemption is given; provided that during the 30-day period following notice of the redemption, holders of the Holdings Warrants will be entitled to exercise such warrants on a “cashless basis” and to receive a number of Holdings Common Shares A determined by reference to a make-whole table in the Warrant Agreement based on the redemption date and “fair market value” (as defined in the Warrant Agreement). Historical trading prices for the SPAC Class A Ordinary Shares have not exceeded the $10.00 per share threshold at which the SPAC Public Warrants would become redeemable. Please see the subsection entitled “Description of Holdings Securities—Holdings Warrants”. The value received upon exercise of the Holdings Warrants (1) may be less than the value the holders would have received if they had exercised their Holdings Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the Holdings Warrants, including because the number of shares received is capped at 0.361 Holdings Common Shares A per whole warrant (subject to adjustment) irrespective of the remaining life of the Holdings Warrants.

In each case, Holdings may only call the Holdings Warrants for redemption upon a minimum of 30 days’ prior notice of redemption.

Redemption of the outstanding Holdings Warrants could force holders of the Holdings Warrants to (a) exercise Holdings Warrants and pay the exercise price therefor at a time when it may be disadvantageous for such holders to do so, (b) sell Holdings Warrants at the then-current market price when they might otherwise wish to hold their Holdings Warrants or (c) accept the nominal redemption price which, at the time the outstanding Holdings Warrants are called for redemption, is likely to be substantially less than the market value of the Holdings Warrants.

Q:	What vote is required to approve the Proposals presented at the SPAC Shareholders’ Meeting?

A:

The approval of the SPAC Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote (in person or by proxy, including by way of the online meeting option) of the holders of at least two-thirds of the SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares entitled to vote and actually casting votes thereon at the SPAC Shareholders’ Meeting, voting as a single class. The approval of each of the Company Merger Proposal, the Advisory Organizational Documents Proposal and the Adjournment Proposal is being proposed as an ordinary resolution, being the affirmative vote (in person or by proxy, including by way of the online meeting option) of the holders of a majority of the SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares entitled to vote and actually casting votes thereon at the SPAC Shareholders’ Meeting, voting as a single class. Accordingly, assuming a quorum is present, a shareholder’s failure to vote in person, or by proxy (including by way of the online meeting option) at the SPAC Shareholders’ Meeting will have no effect on the outcome of the vote on any of the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SPAC Shareholders’ Meeting (assuming a quorum is present).

Q:	How many votes do I have at the SPAC Shareholders’ Meeting?

A:

SPAC’s shareholders are entitled to one vote at the SPAC Shareholders’ Meeting for each SPAC Class A Ordinary Share or SPAC Class B Ordinary Share held of record as of March 9, 2022, the record date for the SPAC Shareholders’ Meeting. As of the close of business on the record date, there were 34,500,000 outstanding SPAC Class A Ordinary Shares, which are held by the SPAC Public Shareholders, and 8,625,000 outstanding SPAC Class B Ordinary Shares, which are held by the Sponsor.

Q:	What constitutes a quorum at the SPAC Shareholders’ Meeting?

A:

Holders of a majority in voting power of SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares issued and outstanding and entitled to vote at the SPAC Shareholders’ Meeting, present in person, or by proxy (including by way of the online meeting option), constitute a quorum. In the absence of a quorum, the chairman of the meeting has the power to adjourn the SPAC Shareholders’ Meeting. As of the record date for the SPAC Shareholders’ Meeting, 21,562,501 SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares, in the aggregate, would be required to achieve a quorum. Abstentions will count as present for the purposes of establishing a quorum with respect to each Proposal.

Q:	How will the Sponsor vote?

A:

The Sponsor has agreed to vote any SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares owned by it in favor of the Business Combination and the other Proposals. Currently, the Sponsor owns approximately 20.0% of the issued and outstanding SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares, in the aggregate. Please see the subsection entitled “The Business Combination—Related Agreements—Sponsor Agreement.”

Q:	What interests do the current officers and directors of SPAC have in the Business Combination?

A:

In considering the SPAC Board’s recommendation to vote in favor of the approval of the Business Combination Proposals, SPAC shareholders should be aware that aside from their interests as shareholders, the Sponsor and certain of SPAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other SPAC shareholders generally. The SPAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to SPAC shareholders that they approve the Business Combination. SPAC shareholders should take these interests into account in deciding whether to approve the Business Combination. Please see the subsection entitled “The Business Combination—Interests of Certain Persons in the Business Combination” for additional information. The SPAC Board was aware of and considered these interests, among other matters, in recommending that SPAC Shareholders vote “FOR” each of the Proposals. These interests include, among other things:

•

the fact that the Sponsor and SPAC’s directors and officers have agreed not to redeem any SPAC Class A Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination;

•

the fact that the Sponsor and SPAC’s directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any SPAC Class B Ordinary Shares held by them if SPAC fails to complete an Initial Business Combination within the Combination Period, resulting in a loss of approximately $69,019,786 based on the Trust Account balance as of March 10, 2022;

x

•

the fact that if the Trust Account is liquidated, including in the event SPAC is unable to complete an Initial Business Combination within the required time period, the Sponsor has agreed to indemnify SPAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per SPAC Public Share, or such lesser amount per SPAC Public Share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than SPAC’s independent registered public accounting firm) for services rendered or products sold to SPAC or (b) a prospective target business with which SPAC has entered into a letter of intent, confidentiality, or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account;

•

the fact that the Sponsor paid an aggregate of $25,000, or approximately $0.003 per share, for 8,625,000 SPAC Class B Ordinary Shares and that such SPAC Class B Ordinary Shares will have a significantly higher value at the time of the Business Combination, which, if unrestricted and freely tradable, would be valued at approximately $85,646,250, based on the closing price of the SPAC Class A Ordinary Shares of $9.93 per share on March 9, 2022, the record date for the SPAC Shareholders’ Meeting;

•

the fact that the Sponsor paid an aggregate of $8,900,000, or approximately $1.50 per warrant, for 5,933,333 SPAC Private Placement Warrants to purchase SPAC Class A Ordinary Shares which, if unrestricted and freely tradable, would be valued at approximately $2,373,333, based on the closing price of the SPAC Warrants of $0.40 per warrant on March 9, 2022, the record date for the SPAC Shareholders’ Meeting and that such SPAC Private Placement Warrants will expire worthless if an Initial Business Combination is not consummated within the Combination Period;

•

the fact that up to an aggregate amount of $1,500,000 of any amounts outstanding under any working capital loans made by the Sponsor or any of its affiliates to SPAC may be converted into SPAC Warrants to purchase SPAC Class A Ordinary Shares at a price of $1.50 per warrant at the option of the lender (as of the date of this proxy statement/prospectus, there were no amounts outstanding under any working capital loans);

•

the anticipated designation of Victoria Grace, SPAC’s Chief Executive Officer and member of the SPAC Board, and Lone Fønss Schrøder, a member of the SPAC Board, as directors of Holdings following the Business Combination;

•

the fact that Victoria Grace is Chief Executive Officer and Managing Member of the Sponsor and may be deemed to have or share beneficial ownership of the SPAC Class B Ordinary Shares held directly by the Sponsor;

•

the fact that, prior to the signing of the Business Combination Agreement, Victoria Grace also served as a member of the board of directors of VNV Global, an affiliate of a significant existing shareholder of Swvl;

•

the fact that Lone Fønss Schrøder also serves as Chief Executive Officer of Concordium AG, an affiliate of the Concordium Foundation, a PIPE Investor. Ms. Fønss Schrøder has no direct or indirect pecuniary interest in the Concordium Foundation;

•

the continued indemnification of SPAC’s existing directors and officers under the Holdings Memorandum and Articles and the continuation of SPAC’s directors’ and officers’ liability insurance after the Business Combination, both of which will continue for a period of at least six years from the Closing pursuant to the terms of the Business Combination Agreement;

•	the fact that Holdings has agreed to indemnify the Sponsor for certain losses incurred in connection with actions arising out of the Transactions;

•	the fact that the Sponsor will lose its entire investment in SPAC if an Initial Business Combination is not completed within the Combination Period;

•

the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•

the fact that the Sponsor and SPAC’s officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on SPAC’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, which expenses were approximately $0 as of March 10, 2022;

•

the fact that SPAC’s directors and officers are, or may in the future become, affiliated with entities that are engaged in a similar business to SPAC; for example, in February 2021, SPAC’s directors and officers launched Queen’s Gambit Growth Capital II, a new blank check company incorporated for the purpose of effecting a business combination;

•	the terms and provisions of the Related Agreements as set forth in detail under the section entitled “The Business Combination—Related Agreements”; and

•

the fact that given the differential in the purchase price that the Sponsor paid for the SPAC Class B Ordinary Shares as compared to the price of the SPAC Units sold in SPAC’s IPO and the 8,625,000 Holdings Common Shares A that the Sponsor will receive upon conversion of the SPAC Class B Ordinary Shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the Holdings Common Shares A trade below the price initially paid for the SPAC Units in SPAC’s IPO and the SPAC Public Shareholders receive a negative rate of return following the completion of the Business Combination.

Q:	What happens if I vote against the Business Combination Proposals?

A:

Under the SPAC Articles, if the Business Combination Proposals are not approved and SPAC does not otherwise consummate an alternative Initial Business Combination within the Combination Period, SPAC will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to the SPAC Public Shareholders.

Q:	Do I have redemption rights?

A:

Pursuant to the SPAC Articles, a SPAC Public Shareholder may request that SPAC redeem all or a portion of its SPAC Public Shares for cash if the Business Combination is consummated. As a holder of SPAC Public Shares, you will be entitled to exercise your redemption rights if you:

•

hold SPAC Public Shares or, if you hold SPAC Public Shares through SPAC Units, you elect to separate your SPAC Units into the underlying SPAC Public Shares and SPAC Public Warrants prior to exercising your redemption rights;

•

submit a written request to Continental Stock Transfer & Trust Company, SPAC’s transfer agent, in which you (i) request the exercise of your redemption rights with respect to all or a portion of your SPAC Public Shares for cash and (ii) identify yourself as the beneficial holder of the SPAC Public Shares and provide your legal name, phone number, and address; and

•	deliver your SPAC Public Shares to Continental Stock Transfer & Trust Company, SPAC’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their SPAC Public Shares in the manner described above prior to 5:00 p.m., Eastern time, on March 28, 2022 (two business days before the SPAC Shareholders’ Meeting) in order for their shares to be redeemed.

Holders of SPAC Units must elect to separate the SPAC Units into the underlying SPAC Class A Ordinary Shares and SPAC Public Warrants prior to exercising their redemption rights with respect to the SPAC Public Shares. If SPAC Public Shareholders hold their SPAC Units in an account at a brokerage firm or bank, such SPAC Public Shareholders must notify their broker or bank that they elect to separate the SPAC Units into the underlying SPAC Public Shares and SPAC Public Warrants, or if a holder holds SPAC Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, SPAC’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself to SPAC in order to validly exercise its redemption rights. SPAC Public Shareholders may elect to exercise their redemption rights with respect to their SPAC Public Shares even if they vote ”FOR” the Proposals. If the Business Combination is not consummated, the SPAC Public Shares will be returned to the respective holder, broker, or bank. If the Business Combination is consummated, and if a SPAC Public Shareholder properly exercises its redemption right with respect to all or a portion of the SPAC Public Shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, Holdings will redeem the related Holdings Common Shares A for a per share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of March 10, 2022, this would have amounted to approximately $10.00 per issued and outstanding SPAC Public Share. If a SPAC Public Shareholder exercises its redemption rights in full, then it will not own SPAC Public Shares or Holdings Common Shares A following the redemption. The redemption will take place following the SPAC Merger and, accordingly, it is Holdings Common Shares A that will be redeemed immediately after consummation of the Business Combination. Please see the subsection entitled “SPAC Shareholders’ Meeting—Redemption Rights” for the procedures to be followed if you wish to exercise your redemption rights with respect to your SPAC Public Shares.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:

No. You may exercise your redemption rights whether you vote your SPAC Class A Ordinary Shares for or against or abstain from voting on the Business Combination Proposals or any other Proposal described in this proxy statement/prospectus. As a result, the Business Combination can be approved by shareholders who will redeem their shares and no longer remain shareholders.

Q:	How do I exercise my redemption rights?

A:

In order to exercise your redemption rights, you must (a) if you hold your SPAC Class A Ordinary Shares through SPAC Units, elect to separate your SPAC Units into the underlying SPAC Public Shares and SPAC Public Warrants prior to exercising your redemption rights with respect to the SPAC Public Shares and (b) prior to 5:00 p.m., Eastern time, on March 29, 2022 (two business days before the SPAC Shareholders’ Meeting), tender your shares physically or electronically and submit a request in writing that your redemption rights with respect to your SPAC Public Shares be exercised to Continental Stock Transfer & Trust Company, SPAC’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004-1561

Attention: Mark Zimkind

Email: mzimkind@continentalstock.com

Notwithstanding the foregoing, a SPAC Public Shareholder, together with any of his, her, or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to his, her, or its shares or, if part of such a group, the group’s shares, in excess of the 20% threshold. Accordingly, all SPAC Public Shares in excess of the 20% threshold beneficially owned by a SPAC Public Shareholder or group will not be eligible for redemption. In order to determine whether a shareholder is acting in concert or as a group with any other shareholder, SPAC will require each SPAC Public Shareholder seeking to exercise redemption rights to certify to SPAC whether such shareholder is acting in concert or as a group with any other shareholder. Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is SPAC’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, SPAC does not have any control over this process and it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their bank, broker, or other nominee to have the shares certificated or delivered electronically.

Holders of outstanding SPAC Units must separate the underlying SPAC Public Shares and SPAC Public Warrants prior to exercising their redemption rights with respect to the SPAC Public Shares. If you hold

SPAC Units registered in your own name, you must deliver the certificate for such units or deliver such units electronically to Continental Stock Transfer & Trust Company with written instructions to separate such units into SPAC Public Shares and SPAC Public Warrants. This must be completed far enough in advance to permit the mailing of the SPAC Public Share certificates or electronic delivery of the SPAC Public Shares back to you so that you may then exercise your redemption rights with respect to the SPAC Public Shares following the separation of such SPAC Public Shares from the SPAC Units.

If a broker, dealer, commercial bank, trust company, or other nominee holds your SPAC Units, you must instruct such nominee to separate your SPAC Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of SPAC Units to be split and the nominee holding such SPAC Units. Your nominee must also initiate electronically, using DTC’s DWAC (deposit withdrawal at custodian) system, a withdrawal of the relevant SPAC Units and a deposit of the corresponding number of SPAC Public Shares and SPAC Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the SPAC Public Shares following the separation of such SPAC Public Shares from the SPAC Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your SPAC Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and, thereafter, with SPAC’s consent, until the vote is taken with respect to the Business Combination. If you delivered your SPAC Public Shares for redemption to the transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that the transfer agent return the shares (physically or electronically). You may make such request by contacting SPAC’s transfer agent at the email address or address listed under the question “Who can help answer my questions?” below.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights if I am a U.S. Holder?

A:

The receipt of cash by a U.S. Holder in redemption of its Holdings Common Shares A will be a taxable event for U.S. federal income tax purposes. It is expected that a redeeming U.S. Holder will be treated as selling its Holdings Common Shares A and will recognize capital gain or loss. There may be certain circumstances, however, in which the redemption will not be treated as a sale of Holdings Common Shares A for U.S. federal income tax purposes, and the redemption will instead be treated as a distribution of cash from Holdings. In particular, the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of Holdings Common Shares A that such U.S. Holder owns or is deemed to own (including as a result of owning Holdings Warrants). Notwithstanding the foregoing, if SPAC (or, after the SPAC Merger, Holdings) is treated as a “passive foreign investment company” (or “PFIC”) under the PFIC rules at any time during a U.S. Holder’s holding period of SPAC Class A Ordinary Shares or Holdings Common Shares A, unless a redeeming U.S. Holder has made certain elections, the gain recognized or proceeds received in the redemption may be subject to tax at ordinary income rates and an interest charge under a complex set of computational rules. Please see the subsections entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders—Redemption of Holdings Common Shares A” and “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules” for additional information.

Because the SPAC Merger will occur prior to the redemption of stock from U.S. Holders that exercise their redemption rights, such U.S. Holders will be subject to the potential tax consequences of the SPAC Merger. The tax considerations for U.S. Holders with respect to the SPAC Merger are discussed more fully in the section entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders—The SPAC Merger”.

All holders of SPAC Public Securities considering exercising their redemption rights should consult with their tax advisors with respect to the potential tax consequences to them of the SPAC Merger and the exercise of their redemption rights.

Q:	If I am a holder of SPAC Warrants, can I exercise redemption rights with respect to such warrants?

A:	No. The holders of SPAC Warrants have no redemption rights with respect to such warrants.

Q:	Do I have appraisal rights if I object to the proposed Business Combination?

A:

The Cayman Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out in the section entitled “Extraordinary General Meeting of SPAC Shareholders—Redemption Rights” herein, and the SPAC Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represents the fair value of those shares. Please see the sections entitled “Summary of the Proxy Statement/Prospectus—Appraisal Rights” and “The Business Combination—Appraisal Rights” for more information.

Q:	What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:

If the Business Combination is completed, the funds in the Trust Account shall be used first to pay holders of the SPAC Public Shares who validly exercise their redemption rights. The remainder of such funds shall be released to Holdings and used by Holdings (a) to pay any transaction costs associated with the Business Combination Agreement and Business Combination, (b) to pay any taxes and deferred underwriting discounts and commissions from SPAC’s IPO and (c) for general corporate purposes of Holdings.

Q:	What happens if the Business Combination is not consummated or is terminated?

A:

There are certain circumstances under which the Business Combination Agreement may be terminated. Please see the subsection entitled “The Business Combination—Termination” for additional information regarding the parties’ specific termination rights. In accordance with the SPAC Articles, if an Initial Business Combination is not consummated within the Combination Period, SPAC will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the SPAC Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to SPAC to pay its taxes (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then-outstanding SPAC Public Shares, which redemption will completely extinguish the SPAC Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (c) as promptly as reasonably possible following such redemption, subject to the approval of SPAC’s remaining shareholders and the SPAC Board, liquidate and dissolve, subject in each case of (b) and (c) above to SPAC’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

It is expected that the amount of any distribution the SPAC Public Shareholders will be entitled to receive upon SPAC’s dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to SPAC’s obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law. Holders of the SPAC Class B Ordinary Shares have waived any right to any liquidating distributions with respect to those shares.

In the event of liquidation, there will be no distribution with respect to the outstanding SPAC Warrants. Accordingly, the SPAC Warrants will expire worthless.

In addition, if the Business Combination is not consummated, the Swvl Exchangeable Notes will become convertible solely into Swvl Shares (and not into shares of Holdings).

Q:	When is the Business Combination expected to be consummated?

A:

It is currently anticipated that the Business Combination will be consummated promptly following the SPAC Shareholders’ Meeting to be held on March 30, 2022, provided that all the requisite shareholder approvals are obtained and other conditions to the consummation of the Business Combination have been satisfied or waived. For a description of the conditions for the completion of the Business Combination, please see the subsection entitled “The Business Combination—Conditions to Consummation of the Business Combination Agreement.”

Q:	What do I need to do now?

A:

You are urged to read carefully and consider the information included in this proxy statement/prospectus, including the section entitled “Risk Factors” and the annexes attached to this proxy statement/prospectus, and to consider how the Business Combination will affect you as a shareholder. If you are a SPAC shareholder, you should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank, or other nominee, on the voting instruction form provided by the broker, bank, or nominee.

Q:	How do I vote?

A:

If you were a holder of record of SPAC Class A Ordinary Shares or SPAC Class B Ordinary Shares on March 9, 2022, the record date for the SPAC Shareholders’ Meeting, you may vote with respect to the Proposals online at the SPAC Shareholders’ Meeting or by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank, or other nominee, you should follow the instructions provided by your broker, bank, or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to virtually attend the SPAC Shareholders’ Meeting and vote online, obtain a proxy from your broker, bank, or nominee.

Q:	What will happen if I abstain from voting or fail to vote at the SPAC Shareholders’ Meeting?

A:

At the SPAC Shareholders’ Meeting, a properly executed proxy marked “ABSTAIN” with respect to a particular proposal will count as present for purposes of determining whether a quorum is present. For purposes of approval, failure to vote or an abstention will have no effect on the Proposals (assuming a quorum is present).

Q:	What will happen if I sign and submit my proxy card without indicating how I wish to vote?

A:

Signed and dated proxies received by SPAC without an indication of how the shareholder intends to vote on a proposal will be voted “FOR” each Proposal being submitted to a vote of the shareholders at the SPAC Shareholders’ Meeting.

Q:	If I am not going to attend the SPAC Shareholders’ Meeting, should I submit my proxy card instead?

A:

Yes. Whether you plan to attend the SPAC Shareholders’ Meeting or not, please read this proxy statement/prospectus carefully, and vote your shares by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	If my shares are held in “street name,” will my broker, bank, or nominee automatically vote my shares for me?

A:

No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. SPAC believes the Proposals presented to SPAC’s shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:	May I change my vote after I have submitted my executed proxy card?

A:

Yes. You may change your vote by sending a later-dated, signed proxy card to SPAC at the address listed below so that it is received by SPAC prior to the SPAC Shareholders’ Meeting or by attending the SPAC Shareholders’ Meeting in person or online and voting there. You also may revoke your proxy by sending a notice of revocation to SPAC, which must be received prior to the SPAC Shareholders’ Meeting.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date, and return each proxy card and voting instruction form that you receive in order to cast your vote with respect to all of your shares.

Q:	Who can help answer my questions?

A:	If you have questions about the Proposals or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

Queen’s Gambit Growth Capital

55 Hudson Yards, 44th Floor

New York, NY 10001

Email: info@queensgambitspac.com

Tel: (917) 907-4618

You may also contact SPAC’s proxy solicitor at:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Telephone: (800) 662-5200

(bank and brokers call collect at (203) 658-9400)

Email: GMBT.info@investor.morrowsodali.com

To obtain timely delivery, SPAC’s shareholders must request the materials no later than five business days prior to the SPAC Shareholders’ Meeting.

You may also obtain additional information about SPAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find Additional Information.”

If you intend to seek redemption of your SPAC Public Shares, you will need to send a letter demanding redemption and deliver your shares (either physically or electronically) to SPAC’s transfer agent at least two business days prior to the SPAC Shareholders’ Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004-1561

Attention: Mark Zimkind

Email: mzimkind@continentalstock.com

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

The SPAC Board is soliciting your proxy to vote your SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares on all matters scheduled to come before the SPAC Shareholders’ Meeting. SPAC will pay the cost of soliciting proxies for the SPAC Shareholders’ Meeting. SPAC has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the SPAC Shareholders’ Meeting. SPAC has agreed to pay Morrow Sodali LLC a fee of $37,500, plus disbursements. SPAC will reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and will indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages, and expenses. SPAC will also reimburse banks, brokers, and other custodians, nominees, and fiduciaries representing beneficial owners of SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares and in obtaining voting instructions from those owners. SPAC’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet, or in person. They will not be paid any additional amounts for soliciting proxies.

Q:

What are the material differences, if any, in the terms and price of securities issued at the time of the IPO as compared to the securities that will be issued as part of the PIPE Financing at the closing of the Business Combination? Will the Sponsor, SPAC’s directors, officers or their affiliates participate in the private placement?

A:

The SPAC Units issued at the time of the IPO consisted of one SPAC Class A Ordinary Share and one-third of one SPAC Public Warrant, at an offering price of $10.00 per SPAC Unit. At the SPAC Merger Effective Time, each then-outstanding SPAC Class A Ordinary Shares will be extinguished and converted into the right to receive one Holdings Common Shares A and each then-outstanding fraction of or whole SPAC Warrant will be converted into a fraction or whole Holdings Warrant. The PIPE Investors will receive Holdings Common Shares A at a price of $10.00 per share as part of the PIPE Financing at the closing of the Business Combination. At the Company Merger Effective Time, each Swvl Exchangeable Note will be automatically exchanged for Holdings Common Shares A at an exchange price of $8.50 per share (or, with respect to the $20.0 million Swvl Exchangeable Note issued to an Initial PIPE Investor affiliated with Agility on January 12, 2022 and the $1.0 million Swvl Exchangeable Note issued to R Capital, LLC on January 31, 2022, $9.10 per share). The PIPE Shares issued in the PIPE Financing will not be registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Pursuant to the PIPE Subscription Agreements, Holdings agreed that, within 30 calendar days after the closing of the PIPE Financing, Holdings will use commercially reasonable efforts to file with the SEC (at Holdings’ sole cost and expense) the Resale Registration Statement, and Holdings will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof. No Holdings Warrants will be issued in the PIPE Financing.

The Sponsor, SPAC’s directors, officers and affiliates will not invest in the PIPE Financing, except as follows: Lone Fønss Schrøder, member of the SPAC Board, also serves as Chief Executive Officer of Concordium AG, an affiliate of the Concordium Foundation, which is a PIPE Investor but which Ms. Fønss Schrøder has no ownership interest in and Agility, a PIPE Investor, is also one of the owners of the Sponsor.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and may not contain all the information that is important to you. To understand the Business Combination fully and for a more complete description of the legal terms of the Business Combination, you should carefully read this entire proxy statement/prospectus and the other documents to which you are referred. For more information, please see the section entitled “Where You Can Find Additional Information.”

Parties to the Business Combination

SPAC

SPAC is a Cayman Islands exempted company formed on December 9, 2020 for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination involving SPAC and one or more businesses.

The SPAC Class A Ordinary Shares, SPAC Public Warrants, and SPAC Units, consisting of one SPAC Class A Ordinary Share and one-third of one SPAC Public Warrant, are traded on Nasdaq under the ticker symbols “GMBT,” “GMBTW,” and “GMBTU,” respectively. The parties anticipate that, following the Business Combination, the Holdings Common Shares A and Holdings Warrants will be listed on Nasdaq under the symbols “SWVL” and “SWVLW,” respectively, and the SPAC Units, SPAC Class A Ordinary Shares, and SPAC Warrants will cease trading on Nasdaq and will be deregistered under the Exchange Act upon the SPAC Merger Closing.

The mailing address of SPAC’s principal executive office is 55 Hudson Yards, 44th Floor, New York, NY 10001, and the telephone number is (917) 907-4618.

For more information about SPAC, please see the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SPAC,” “Information About SPAC,” and the financial statements of SPAC included herein.

Swvl

Swvl is a technology-driven disruptive mobility company that aims to provide reliable, safe, cost-effective and environmentally responsible mass transit solutions. Swvl’s mission is to identify and solve inefficiencies associated with low-quality or sometimes non-existent public transportation infrastructure in urban areas that are in critical need of such services. Swvl’s technology and services provide commuters, travelers and businesses with a valuable alternative to traditional public transportation, taxi companies or other ridesharing companies. Through its Swvl platform, Swvl provides thousands of riders per day with a dynamically-routed self-optimizing network of minibuses and other vehicles, helping people get where they need to go.

The mailing address of Swvl’s principal executive office is The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates, and the telephone number is +971 42241293.

For more information about Swvl, please see the sections entitled “Information About Swvl”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Swvl” and the financial statements of Swvl included herein.

Holdings

Holdings is a wholly owned subsidiary of Swvl formed solely for the purpose of effecting the Business Combination and to serve as the publicly traded parent company of Swvl following the Closing. Holdings was incorporated under the laws of the British Virgin Islands on July 23, 2021. Holdings owns no material assets and does not operate any business.

The mailing address of Holdings’ principal executive office is The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates, and the telephone number is +971 42241293.

Cayman Merger Sub

Cayman Merger Sub is a wholly owned subsidiary of Holdings formed solely for the purpose of effecting the SPAC Merger. Cayman Merger Sub was organized under the laws of the Cayman Islands on June 22, 2021. Cayman Merger Sub owns no material assets and does not operate any business. In connection with the SPAC Merger, SPAC will merge with and into Cayman Merger Sub, with Cayman Merger surviving the SPAC Merger and becoming the sole owner of BVI Merger Sub.

The mailing address of Cayman Merger Sub’s principal executive office is The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates, and the telephone number is +971 42241293.

BVI Merger Sub

BVI Merger Sub is a wholly owned subsidiary of SPAC formed solely for the purpose of effecting the Company Merger. BVI Merger Sub was incorporated under the laws of the British Virgin Islands on July 15, 2021. BVI Merger Sub owns no material assets and does not operate any business. In connection with the Business Combination, the entire issued share capital of BVI Merger Sub will be distributed by Cayman Merger Sub to Holdings, following which BVI Merger Sub will merge with and into Swvl, with Swvl continuing as the surviving entity.

The mailing address of BVI Merger Sub’s principal executive office is 55 Hudson Yards, 44th Floor, New York, NY 10001, and the telephone number is (917) 907-4618.

The Business Combination

On July 28, 2021, SPAC, Swvl, Holdings, Cayman Merger Sub and BVI Merger Sub entered into the Business Combination Agreement. Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected in four steps: (a) in accordance with the Cayman Companies Act at the SPAC Merger Effective Time, SPAC will merge with and into Cayman Merger Sub, with Cayman Merger Sub surviving the SPAC Merger and becoming the sole owner of BVI Merger Sub; (b) concurrently with the consummation of the SPAC Merger, and subject to the BVI Companies Act, Holdings will redeem each Holdings Common Share A and each Holdings Common Share B issued and outstanding immediately prior to the SPAC Merger for par value, (c) following the SPAC Merger and subject to the Cayman Companies Act and the BVI Companies Act, the SPAC Surviving Company will distribute all of the issued and outstanding BVI Merger Sub Common Shares to Holdings, and (d) following the BVI Merger Sub Distribution, but no earlier than one business day after the SPAC Merger, in accordance with the BVI Companies Act, BVI Merger Sub will merge with and into Swvl, with Swvl surviving the Company Merger as a wholly owned Subsidiary of Holdings.

SPAC, Swvl, Holdings, Cayman Merger Sub and BVI Merger Sub entered into the First BCA Amendment on January 31, 2022 and the Second BCA Amendment on March 3, 2022.

For more information about the Business Combination Agreement, the BCA Amendments and the Business Combination and other transactions contemplated thereby, please see the section entitled “The Business Combination.”

The SPAC Merger

At the SPAC Merger Effective Time, which will occur not less than one business day prior to the Company Merger:

•	by virtue of the SPAC Merger and without any action on the part of SPAC, Cayman Merger Sub, BVI Merger Sub, Swvl, Holdings or the holders of any of the following securities:

•

each then-outstanding Cayman Merger Sub Common Share will be automatically converted into one share of the SPAC Surviving Company, which will constitute the only outstanding shares of the SPAC Surviving Company;

•	each then-outstanding SPAC Class A Ordinary Share will be automatically cancelled, extinguished and converted into the right to receive one Holdings Common Share A; and

•	each then-outstanding SPAC Class B Ordinary Share will be automatically cancelled, extinguished and converted into the right to receive one Holdings Common Share B;

•

each then-outstanding fraction of or whole SPAC Warrant will be automatically assumed and converted into a fraction or whole Holdings Warrant, as the case may be, to acquire (in the case of a whole Holdings Warrant) one Holdings Common Share A, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former SPAC Warrants; and

•

without duplication of the foregoing, each then-outstanding SPAC Unit, comprised of one SPAC Class A Ordinary Share and one-third of one SPAC Warrant, will be automatically cancelled, extinguished and converted into a new Holdings Unit, comprised of one Holdings Common Share A and one-third of one Holdings Warrant.

The Company Merger

At the Company Merger Effective Time:

•	by virtue of the Company Merger and without any action on the part of Cayman Merger Sub, BVI Merger Sub, Swvl, Holdings or the holders of any of the following securities:

•

each then-outstanding BVI Merger Sub Common Share will be automatically cancelled, extinguished and converted into one share no par value in the Swvl Surviving Company, which shall constitute the only issued and outstanding shares of the Swvl Surviving Company;

•	all Swvl Shares held in the treasury of Swvl will be automatically cancelled and extinguished, and no consideration shall be delivered or deliverable in exchange therefor; and

•

each then-outstanding Swvl Share will be automatically cancelled, extinguished and converted into the right to receive (x) a number of Holdings Common Shares A equal to the Exchange Ratio and (y) upon an Earnout Triggering Event (or the date on which a Change of Control occurs), the Per Share Earnout Consideration (with any fractional share to which any holder of Swvl Shares would otherwise be entitled rounded down to the nearest whole share), in each case, without interest;

•

each then-outstanding and unexercised Swvl Option, whether or not vested, will be assumed and converted into (i) an Exchanged Option and (ii) a number of Earnout RSUs in respect of a number of Earnout RSU Shares that will be issued in settlement of Earnout RSUs, as described in the section entitled “Earnout” below, equal to the number of Swvl Common Shares B subject to such Swvl Option (assuming payment in cash of the exercise price of such Swvl Option) immediately prior to the Company Merger Effective Time multiplied by the Per Share Earnout Consideration;

•

the Swvl Convertible Notes, other than any Swvl Exchangeable Notes, will convert into the right to receive Holdings Common Shares A as if such Swvl Convertible Notes had first converted into Swvl Common Shares A in accordance with their terms immediately prior to the Company Merger Effective Time and immediately thereafter each such Swvl Common Share A was cancelled, extinguished and converted into the right to receive a number of Holdings Common Shares A equal to the Exchange Ratio;

•

each Swvl Exchangeable Note will be exchanged for a number of Holdings Common Shares A at an exchange price of $8.50 per share (or, with respect to the $20.0 million Swvl Exchangeable Note issued to an Initial PIPE Investor affiliated with Agility on January 12, 2022 and the $1.0 million Swvl Exchangeable Note issued to R Capital, LLC on January 31, 2022, $9.10 per share);

•	in accordance with the Holdings A&R Articles, each then-outstanding Holdings Common Share B will be converted, on a one-for-one basis, into one Holdings Common Share A; and

•

pursuant to their terms, the Holdings Common Shares A and the Holdings Warrants comprising each existing and outstanding Holdings Unit immediately prior to the Company Merger Effective Time will be automatically separated in accordance with the Holdings A&R Articles.

Earnout

During the Earnout Period, Holdings may issue up to an aggregate of 15,000,000 additional shares of Holdings Common Shares A to Eligible Swvl Equityholders in three equal tranches upon the occurrence of each Earnout Triggering Event (or earlier Change of Control). The portion of such Holdings Common Shares A issuable to Eligible Swvl Equityholders who hold Swvl Options will instead be issued to such holders as Earnout RSUs at the Company Merger Effective Time, which will be subject to potential forfeiture and which will be able to be settled in Holdings Common Shares A upon the occurrence of the applicable Earnout Triggering Events (or earlier Change of Control). Please see the subsection entitled “The Business Combination—Earnout” for additional information.

Conditions to Closing

SPAC and Swvl may waive compliance with any condition to its own obligations to close the Business Combination. The obligations of Swvl, Holdings, Cayman Merger Sub, BVI Merger Sub and SPAC to consummate the Company Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) at or prior to the Company Merger Effective Time of the following conditions:

•	the Written Consents having been delivered to SPAC;

•

the Required SPAC Proposals having each been approved and adopted by the requisite affirmative vote of SPAC shareholders at the SPAC Shareholders’ Meeting in accordance with this proxy statement/prospectus, the Cayman Companies Act, SPAC Articles and the rules and regulations of Nasdaq;

•

no governmental authority having enacted, issued, enforced or entered any law or governmental order which is then in effect and has the effect of making the transactions contemplated by the Business Combination Agreement illegal or otherwise prohibiting the consummation of such transactions;

•	the approval of the Competition Commission of Pakistan having been obtained;

•

the Registration Statement of which this proxy statement/prospectus forms a part having been declared effective and no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened by the SEC and not having been withdrawn;

•	the Holdings Common Shares A, including those to be issued pursuant to the Business Combination Agreement (including the Earnout Shares) and the PIPE Subscription Agreements, and the Holdings

Common Shares A and Holdings Warrants (and the Holdings Common Shares A issuable upon exercise thereof) to be issued in connection with the SPAC Merger having been approved for listing on the Selected Stock Exchange, subject only to official notice of issuance thereof;

•	the Holdings Common Shares A not constituting “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act; and

•	the SPAC Merger having been consummated in accordance with the Business Combination Agreement.

The obligations of SPAC and BVI Merger Sub to consummate the Company Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) at or prior to the Company Merger Effective Time of the following additional conditions:

•	the accuracy of the representations and warranties of Swvl as determined in accordance with the Business Combination Agreement;

•

(i) Swvl having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by them on or prior to the Company Merger Effective Time and (ii) each of Holdings and Cayman Merger Sub having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by them on or prior to the SPAC Merger Effective Time; and

•	Swvl having delivered to SPAC a customary officer’s certificate, dated as of the Closing Date, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement.

The obligation of Swvl to consummate the Company Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable law) at or prior to Company Merger Effective Time of the following additional conditions:

•	the accuracy of the representations and warranties of SPAC and BVI Merger Sub as determined in accordance with the Business Combination Agreement;

•

(i) each of SPAC and BVI Merger Sub having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by them on or prior to the Company Merger Effective Time and (ii) each of Holdings and Cayman Merger Sub having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by them following the SPAC Merger Effective time and on or prior to the Company Merger Effective Time;

•

SPAC having delivered to Swvl a customary officer’s certificate, dated as of the Closing Date, signed by the Chief Executive Officer of SPAC, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement;

•

SPAC having made all necessary and appropriate arrangements with Continental Stock Transfer & Trust Company, acting as trustee, to have all of the funds in the Trust Account disbursed to SPAC or Holdings prior to the Company Merger Effective Time, and all such funds released from the Trust Account being available to SPAC or Holdings in respect of all or a portion of the payment obligations set forth in the Business Combination Agreement;

•

SPAC or Holdings, as applicable, having provided the holders of SPAC Class A Ordinary Shares with the opportunity to make redemption elections with respect to their SPAC Class A Ordinary Shares pursuant to redemption rights provided in the SPAC Articles in connection with the Business Combination;

•

as of the Closing, after consummation of the PIPE Financing (plus any amount of cash pre-funded by the PIPE Investors as an investment in Swvl) and after the distribution of the funds in the Trust Account (and deducting all amounts to be paid pursuant to the exercise of redemption rights of SPAC Public Shareholders), SPAC and Holdings collectively having cash on hand equal to or in excess of $185,000,000 (without, for the avoidance of doubt, taking into account (i) any transaction fees, costs and expenses paid or required to be paid (including Swvl Expenses and SPAC Expenses) in connection with the transactions contemplated by the Business Combination Agreement and the PIPE Financing) or (ii) any cash held by Swvl or any of its Subsidiaries; and

•

Holdings having instructed the registered agent of Holdings to file the Holdings Public Company Articles with the Registry of Corporate Affairs of the British Virgin Islands, such that the Holdings Public Company Articles become effective as soon as possible following the Company Merger Effective Time.

Regulatory Matters

None of SPAC, Holdings or the Company is aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than as required by the Competition Commission of Pakistan. The required filing with the Competition Commission of Pakistan was made on January 17, 2022, and is pending with such commission. For more information, please see the section entitled “Regulatory Approvals.” It is presently contemplated that if any additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any such additional approvals or actions will be obtained.

Related Agreements

Support Agreements

Certain of the Swvl Shareholders have delivered to SPAC transaction support agreements (the “Swvl Transaction Support Agreements”), pursuant to which, among other things, (x) the holders of Swvl Shares have agreed to execute and deliver written consents within three business days of this Registration Statement becoming effective and (y) the holders of the Swvl Convertible Notes (other than the Swvl Exchangeable Notes) have agreed to the conversion of such Swvl Convertible Notes in accordance with the terms and conditions of the Company Transaction Support Agreement and the Business Combination Agreement.

The Key SPAC Shareholders have delivered to Swvl shareholder support agreements (the “SPAC Shareholder Support Agreements”), pursuant to which, among other things, such shareholders have agreed to vote any SPAC Class A Ordinary Shares held by them at the time of signing the SPAC Shareholder Support Agreements in favor of the adoption and approval of the Business Combination Agreement and the Transactions and not to redeem such SPAC shares.

For more information, please see the subsection entitled “The Business Combination—Related Agreements”.

Holdings Shareholder Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Holdings Key Shareholders entered into a shareholder agreement (the “Holdings Shareholder Agreement”), pursuant to which such persons have agreed to act to establish certain board appointment and corporate governance rights, and to enter into voting commitments, with respect to Holdings, on the terms and subject to the conditions thereof.

For more information, please see the subsection entitled “The Business Combination—Related Agreements”.

Registration Rights Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Swvl, SPAC, Holdings, the Sponsor and certain security holders of Swvl (the “Reg Rights Holders”) entered into a registration rights agreement (the “Registration Rights Agreement”) with respect to certain securities of Holdings held by the Reg Rights Holders (the “Registrable Securities”).

For more information, please see the subsection entitled “The Business Combination—Related Agreements”.

Lock-Up Agreements

Concurrently with the execution and delivery of the Business Combination Agreement, security holders of Swvl and directors and/or officers of Swvl who are expected to serve as directors and/or officers of Holdings upon the Closing (collectively, the “Lock-Up Holders”) entered into lock-up agreements with respect to the Holdings Common Shares A (the “Lock-Up Agreements”).

For more information, please see the subsection entitled “The Business Combination—Related Agreements”.

Sponsor Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor entered into a letter agreement (the “Sponsor Agreement”) with SPAC and Swvl pursuant to which, among other things, the Sponsor agreed to (a) waive the anti-dilution rights set forth in the organizational documents of SPAC and (following the SPAC Merger) Holdings, as applicable, (b) vote all shares of SPAC held by it in favor of the Proposals, and (c) not redeem any shares of SPAC held by Sponsor (or any shares of Holdings received in connection with the SPAC Merger).

PIPE Financing

In connection with the transactions contemplated by the Business Combination Agreement, SPAC, Holdings and, in some cases, Swvl have entered into subscription agreements (the “PIPE Subscription Agreements”) with a number of investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to purchase, and Holdings has agreed to sell to the PIPE Investors in a private placement at or after the Company Merger Effective Time, Holdings Common Shares A for a purchase price of $10.00 per share, representing an aggregate purchase price of $55.0 million. In addition, Swvl has issued $66.5 million of exchangeable notes (the “Swvl Exchangeable Notes”) to investors, including certain of the PIPE Investors, which such Swvl Exchangeable Notes will be automatically exchanged for Holdings Common Shares A at an exchange price of $8.50 per share (or, with respect to the $20.0 million Swvl Exchangeable Note issued to an Initial PIPE Investor affiliated with Agility on January 12, 2022 and the $1.0 million Swvl Exchangeable Note issued to R Capital, LLC on January 31, 2022, $9.10 per share). The aggregate number of Holdings Common Shares A issuable in connection with the PIPE Subscription Agreements and the Swvl Exchangeable Notes is 13,160,633.

The closing of the sale of shares pursuant to the PIPE Subscription Agreements and the exchange of the Swvl Exchangeable Notes will take place substantially concurrently with the Closing and is contingent upon, among other customary closing conditions, the subsequent consummation of the Business Combination. The purpose of the PIPE Financing is to raise additional capital for use by the post-combination company following the Closing.

The issuance of the Swvl Exchangeable Notes was not registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

For more information, please see the subsection entitled “The Business Combination—Related Agreements”.

Ownership of Holdings After the Closing

Immediately following the consummation of the Business Combination, the securities of Holdings will be held by the Swvl Shareholders, the SPAC Public Shareholders, the PIPE Investors and the Sponsor. The exact equity stakes of such persons will depend on various factors. Set forth below are illustrative examples of the post-closing equity stakes of such persons based on various assumptions described below.

If we (a) assume that (i) no SPAC Public Shareholders elect to have their SPAC Public Shares redeemed, (ii) there are no other issuances of equity interests of SPAC or Swvl and (iii) all Exchanged Options are exercised using cash and (b) do not take into account (i) Holdings Warrants that will remain outstanding following the Business Combination and may be exercised at a later date or (ii) the Earnout Shares or the Earnout RSUs, the ownership of Holdings upon completion of the Business Combination would be as follows:

•	the Swvl Shareholders will own 101,591,814 Holdings Common Shares A, or approximately 64% of the outstanding Holdings Common Shares A;

•	the SPAC Public Shareholders will own 34,500,000 Holdings Common Shares A, or approximately 22% of the outstanding Holdings Common Shares A;

•	the PIPE Investors will own 13,160,633 Holdings Common Shares A, or approximately 8% of the outstanding Holdings Common Shares A; and

•	the Sponsor will own 8,625,000 Holdings Common Shares A, or approximately 6% of the outstanding Holdings Common Shares A.

If we assume the redemptions up to the Minimum Cash Condition scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” (i.e., 28,157,500 SPAC Public Shares are redeemed), and the assumptions set forth in the foregoing clauses (a)(ii)–(iii) and (b) remain true, the ownership of Holdings upon completion of the Business Combination would be as follows:

•	the Swvl Shareholders will own 101,591,814 Holdings Common Shares A, or approximately 78% of the outstanding Holdings Common Shares A;

•	the SPAC Public Shareholders will own 6,342,500 Holdings Common Shares A, or approximately 5% of the outstanding Holdings Common Shares A;

•	the PIPE Investors will own 13,160,633 Holdings Common Shares A, or approximately 10% of the outstanding Holdings Common Shares A; and

•	the Sponsor will own 8,625,000 Holdings Common Shares A, or approximately 7% of the outstanding Holdings Common Shares A.

If we assume the maximum redemptions scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” (i.e., 30,639,823 SPAC Public Shares are redeemed), and the assumptions set forth in the foregoing clauses (a)(ii)–(iii) and (b) remain true, the ownership of Holdings upon completion of the Business Combination would be as follows:

•	the Swvl Shareholders will own 101,591,814 Holdings Common Shares A, or approximately 80% of the outstanding Holdings Common Shares A;

•	the SPAC Public Shareholders will own 3,860,177 Holdings Common Shares A, or approximately 3% of the outstanding Holdings Common Shares A;

•	the PIPE Investors will own 13,160,633 Holdings Common Shares A, or approximately 10% of the outstanding Holdings Common Shares A; and

•	the Sponsor will own 8,625,000 Holdings Common Shares A, or approximately 7% of the outstanding Holdings Common Shares A.

The ownership percentages with respect to Holdings set forth above do not take into account SPAC Warrants that will convert into Holdings Warrants in the Business Combination, but do include the SPAC Class B Ordinary Shares, which will convert into Holdings Common Shares B in the SPAC Merger, with such Holdings Common Shares B converting into Holdings Common Shares A upon the Company Merger. If the facts are different than these assumptions, the percentage ownership retained by SPAC’s existing shareholders in Holdings following the Business Combination will be different. For example, if we assume that all outstanding 11,500,000 SPAC Public Warrants and 5,933,333 SPAC Private Placement Warrants were exercisable and exercised following completion of the Business Combination and further assume that no SPAC Public Shareholders elect to have their SPAC Public Shares redeemed (and each other assumption set forth in the foregoing clauses (a) and (b) remain true), then the ownership of Holdings upon completion of the Business Combination would be as follows:

•	the Swvl Shareholders will own 101,591,814 Holdings Common Shares A, or approximately 58% of the outstanding Holdings Common Shares A;

•	the SPAC Public Shareholders will own 46,000,000 Holdings Common Shares A, or approximately 26% of the outstanding Holdings Common Shares A;

•	the PIPE Investors will own 13,160,633 Holdings Common Shares A, or approximately 8% of the outstanding Holdings Common Shares A; and

•	the Sponsor will own 14,558,333 Holdings Common Shares A, or approximately 8% of the outstanding Holdings Common Shares A.

The Holdings Warrants will become exercisable on the later of 30 days after the completion of the Business Combination and January 22, 2022 and will expire five years after the completion of the Business Combination or earlier upon their redemption or liquidation.

If we assume the issuance of the maximum number of Earnout Shares (and each other assumption set forth in the foregoing clauses (a) and (b) remains true), then the ownership of Holdings upon completion of the Business Combination would be as follows:

•	the Swvl Shareholders will own 116,591,814 Holdings Common Shares A, or approximately 67% of the outstanding Holdings Common Shares A;

•	the SPAC Public Shareholders will own 34,500,000 Holdings Common Shares A, or approximately 20% of the outstanding Holdings Common Shares A;

•	the PIPE Investors will own 13,160,633 Holdings Common Shares A, or approximately 8% of the outstanding Holdings Common Shares A; and

•	the Sponsor will own 8,625,000 Holdings Common Shares A, or approximately 5% of the outstanding Holdings Common Shares A.

Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Board of Directors of Holdings After the Closing

During the period between the SPAC Merger and the Closing, the Holdings Board will be comprised solely of the directors of SPAC as of immediately prior to the SPAC Merger Effective Time.

Immediately after the Closing, the Holdings Board will be divided into three separate classes, designated as follows:

•	the Class I directors will include Esther Dyson and Ahmed Sabbah and their terms will expire at the annual general meeting of shareholders to be held in 2022;

•	the Class II directors will be Lone Fønss Schrøder, Bjorn von Sivers and W. Steve Albrecht and their terms will expire at the annual general meeting of shareholders to be held in 2023; and

•	the Class III directors will be Mostafa Kandil, Victoria Grace and Dany Farha and their terms will expire at the annual general meeting of shareholders to be held in 2024.

Holdings intends to name an additional Class I director prior to the Closing. The identity of such additional director will be announced by press release and filed with the SEC as a supplement to this proxy statement/prospectus.

For additional information, please see the section entitled “Management After the Business Combination.”

Satisfaction of 80% Test

It is a requirement under the SPAC Articles and Nasdaq listing requirements that the business or assets acquired in SPAC’s Initial Business Combination have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discounts held in trust and taxes payable on the income earned on the Trust Account, if any) at the time of SPAC signing a definitive agreement in connection with its Initial Business Combination.

As of July 28, 2021, the date of the execution of the Business Combination Agreement, the fair value of marketable securities held in the Trust Account was approximately $345 million (excluding approximately $10.0 million of deferred underwriting commissions and taxes payable on the income earned on the Trust Account) and 80% thereof represents approximately $276 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the SPAC Board considered the enterprise value of Swvl of approximately $1.1 billion, which was implied based on the terms of the transactions agreed to by the parties in negotiating the Business Combination. The enterprise value consists of a common equity value of approximately $1.5 billion and $405 million of net cash. In determining whether the enterprise value described above represents the fair market value of Swvl, the SPAC Board considered all of the factors described in this section and the section of this proxy statement/prospectus entitled “The Business Combination” and the fact that the purchase price for Swvl was the result of an arm’s length negotiation. As a result, the SPAC Board concluded that the fair market value of the business acquired was in excess of 80% of the assets held in the Trust Account (excluding the amount of any deferred underwriting discounts held in trust and taxes payable on the income earned on the Trust Account, if any). In light of the financial background and experience of the members of SPAC’s management team and the SPAC Board, the SPAC Board believes that the members of its management team and the SPAC Board are qualified to determine whether the Business Combination meets the 80% asset test.

Date, Time and Place of SPAC Shareholders’ Meeting

The SPAC Shareholders’ Meeting will be held both in person on March 30, 2022 at 10:00 a.m. Eastern time at the offices of Vinson & Elkins L.L.P., located at 1114 Avenue of the Americas, 32nd Floor, New York, NY 10036 and virtually pursuant to the procedures described in this proxy statement/prospectus, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Proposals at the SPAC Shareholders’ Meeting

At the SPAC Shareholders’ Meeting, SPAC shareholders will vote on the following proposals:

•

Proposal No. 1 — The SPAC Merger Proposal — a proposal to approve by special resolution the SPAC Merger and the Cayman Plan of Merger and to confirm, ratify, and approve in all respects all other transactions contemplated by the Business Combination Agreement occurring prior to the Closing Date, including the appointment of the Holdings Board following the SPAC Merger Effective Time, the adoption of the Holdings A&R Articles, and the Business Combination Agreement.

•

Proposal No. 2 — The Company Merger Proposal — a proposal to approve as an ordinary resolution the Company Merger and to confirm, ratify, and approve in all respects all other transactions contemplated by the Business Combination Agreement occurring on or after the Closing Date, including the appointment of the Holdings Board following the Company Merger Effective Time and the adoption of the Holdings Public Company Articles (to include the change of name of Holdings).

•

Proposal No. 3 — The Advisory Organizational Documents Proposal — a proposal to approve, on a non-binding advisory basis, by ordinary resolution, the governance provisions contained in the Holdings Public Company Articles that materially affect SPAC shareholders’ rights.

•

Proposal No. 4 — The Adjournment Proposal — a proposal, if put, to approve by ordinary resolution the adjournment of the SPAC Shareholders’ Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the SPAC Merger Proposal, the Company Merger Proposal or the Advisory Organizational Documents Proposal.

The Business Combination cannot be completed unless SPAC shareholders approve the SPAC Merger Proposal and the Company Merger Proposal at the SPAC Shareholders’ Meeting. In the event the Adjournment Proposal is put forth at the SPAC Shareholders’ Meeting, it will be the first and only Proposal voted upon and none of the SPAC Merger Proposal, the Company Merger Proposal, nor the Advisory Organizational Documents Proposal will be submitted to the SPAC shareholders for a vote.

Recommendation of SPAC Board of Directors

The SPAC Board has unanimously determined that each of the SPAC Merger Proposal, the Company Merger Proposal, the Advisory Organizational Documents Proposal and the Adjournment Proposal (if put) is in the best interests of SPAC and SPAC shareholders and unanimously recommends that SPAC shareholders vote “FOR” each Proposal being submitted to a vote of the shareholders at the SPAC Shareholders’ Meeting.

For a description of the SPAC Board’s reasons for its approval of the Business Combination and for its recommendation to SPAC shareholders, please see the subsection entitled “The Business Combination—SPAC Board’s Reasons for the Approval of the Business Combination.”

Voting Power; Record Date

Only SPAC shareholders of record at the close of business on March 9, 2022, the record date for the SPAC Shareholders’ Meeting, will be entitled to vote at the SPAC Shareholders’ Meeting. Each SPAC shareholder is entitled to one vote for each SPAC Ordinary Share registered in its name as of the close of business on the record date. On the record date, there were 43,125,000 SPAC Ordinary Shares outstanding, of which 34,500,000 are SPAC Class A Ordinary Shares held by the SPAC Public Shareholders and 8,625,000 are SPAC Class B Ordinary Shares held by the Sponsor.

Quorum and Required Vote for Proposals at the SPAC Shareholders’ Meeting

A quorum of SPAC shareholders is necessary to hold a valid meeting. A quorum will be present at the SPAC Shareholders’ Meeting if holders of a majority of the outstanding SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares entitled to vote thereat attend virtually or in person or are represented by proxy at the SPAC Shareholders’ Meeting. Abstentions will count as present for the purposes of establishing a quorum.

Approval of the SPAC Merger Proposal requires the affirmative vote (in person or by proxy, including by way of the online meeting option) of the holders of two thirds of the then-outstanding SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares who, being entitled to do so, vote in person or by proxy (including by way of the online meeting option) at the SPAC Shareholders’ Meeting, voting as a single class. Approval of all other Proposals requires the affirmative vote (in person or by proxy, including by way of the online meeting option) of the holders of a majority of the outstanding shares of SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares entitled to vote and actually cast thereon at the SPAC Shareholders’ Meeting, voting as a single class.

Accordingly, a shareholder’s failure to vote by proxy or to vote online at the SPAC Shareholders’ Meeting will not, if a valid quorum is established, have any effect on the outcome of any vote on any of the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SPAC Shareholders’ Meeting (assuming a quorum is present).

Interests of Certain Persons in the Business Combination

In considering the SPAC Board’s recommendation to vote in favor of the approval of the Business Combination Proposals, SPAC shareholders should be aware that aside from their interests as shareholders, the Sponsor and certain of SPAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other SPAC shareholders generally. The SPAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to SPAC shareholders that they approve the Business Combination. SPAC shareholders should take these interests into account in deciding whether to approve the Business Combination. Please see the subsection entitled “The Business Combination—Interests of Certain Persons in the Business Combination” for additional information. The SPAC Board was aware of and considered these interests, among other matters, in recommending that SPAC Shareholders vote “FOR” each of the Proposals. These interests include, among other things:

•

the fact that the Sponsor and SPAC’s directors and officers have agreed not to redeem any SPAC Class A Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination;

•

the fact that the Sponsor and SPAC’s directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any SPAC Class B Ordinary Shares held by them if SPAC fails to complete an Initial Business Combination within the Combination Period, resulting in a loss of approximately $69,019,786 based on the Trust Account balance as of March 10, 2022;

•

the fact that if the Trust Account is liquidated, including in the event SPAC is unable to complete an Initial Business Combination within the required time period, the Sponsor has agreed to indemnify SPAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per SPAC Public Share, or such lesser amount per SPAC Public Share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than SPAC’s independent registered public accounting firm) for services rendered or products sold to SPAC or (b) a prospective target business with which SPAC has entered into a letter of intent, confidentiality, or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account;

•

the fact that the Sponsor paid an aggregate of $25,000, or approximately $0.003 per share, for 8,625,000 SPAC Class B Ordinary Shares and that such SPAC Class B Ordinary Shares will have a significantly higher value at the time of the Business Combination, which, if unrestricted and freely tradable, would be valued at approximately $ 85,646,250, based on the closing price of the SPAC Class A Ordinary Shares of $9.93 per share on March 9, 2022, the record date for the SPAC Shareholders’ Meeting;

•

the fact that the Sponsor paid an aggregate of $8,900,000, or approximately $1.50 per warrant, for 5,933,333 SPAC Private Placement Warrants to purchase SPAC Class A Ordinary Shares, which, if unrestricted and freely tradable, would be valued at approximately $2,373,333, based on the closing price of the SPAC Warrants of $0.40 per warrant on March 9, 2022, the record date for the SPAC Shareholders’ Meeting and that such SPAC Private Placement Warrants will expire worthless if an Initial Business Combination is not consummated within the Combination Period;

•

the fact that up to an aggregate amount of $1,500,000 of any amounts outstanding under any working capital loans made by the Sponsor or any of its affiliates to SPAC may be converted into SPAC Warrants to purchase SPAC Class A Ordinary Shares at a price of $1.50 per warrant at the option of the lender (as of the date of this proxy statement/prospectus, there were no amounts outstanding under any working capital loans);

•

the anticipated designation of Victoria Grace, SPAC’s Chief Executive Officer and member of the SPAC Board, and Lone Fønss Schrøder, a member of the SPAC Board, as directors of Holdings following the Business Combination;

•

the fact that Victoria Grace is Chief Executive Officer and Managing Member of the Sponsor and may be deemed to have or share beneficial ownership of the SPAC Class B Ordinary Shares held directly by the Sponsor;

•

the fact that, prior to the signing of the Business Combination Agreement, Victoria Grace also served as a member of the board of directors of VNV Global, an affiliate of a significant existing shareholder of Swvl;

•

the fact that Lone Fønss Schrøder also serves as Chief Executive Officer of Concordium AG, an affiliate of the Concordium Foundation, a PIPE Investor. Ms. Fønss Schrøder has no direct or indirect pecuniary interest in the Concordium Foundation;

•

the continued indemnification of SPAC’s existing directors and officers under the Holdings Memorandum and Articles and the continuation of SPAC’s directors’ and officers’ liability insurance after the Business Combination, both of which will continue for a period of at least six years from the Closing, pursuant to the terms of the Business Combination Agreement;

•	the fact that Holdings has agreed to indemnify Sponsor for certain losses incurred in connection with actions arising out of the Transactions;

•	the fact that the Sponsor will lose its entire investment in SPAC if an Initial Business Combination is not completed within the Combination Period;

•

the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•	the fact that the Sponsor and SPAC’s officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on SPAC’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, which expenses were approximately $0 as of March 10, 2022;

•

the fact that SPAC’s directors and officers are, or may in the future become, affiliated with entities that are engaged in a similar business to SPAC; for example, in February 2021, SPAC’s directors and officers launched Queen’s Gambit Growth Capital II, a new blank check company incorporated for the purpose of effecting a business combination;

•	the terms and provisions of the Related Agreements as set forth in detail under the section entitled “The Business Combination—Related Agreements”; and

•

the fact that given the differential in the purchase price that the Sponsor paid for the SPAC Class B Ordinary Shares as compared to the price of the SPAC Units sold in SPAC’s IPO and the 8,625,000 Holdings Common Shares A that the Sponsor will receive upon conversion of the SPAC Class B Ordinary Shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the Holdings Common Shares A trade below the price initially paid for the SPAC Units in SPAC’s IPO and the SPAC Public Shareholders receive a negative rate of return following the completion of the Business Combination.

Redemption Rights

Pursuant to the SPAC Articles, a SPAC Public Shareholder may request that SPAC redeem all or a portion of its SPAC Public Shares for cash if the Business Combination is consummated. If you are a holder of SPAC Public Shares, you will be entitled to exercise your redemption rights if you:

•

hold SPAC Public Shares or, if you hold SPAC Public Shares through SPAC Units, you elect to separate your SPAC Units into the underlying SPAC Public Shares and SPAC Public Warrants prior to exercising your redemption rights;

•

submit a written request to Continental Stock Transfer & Trust Company, SPAC’s transfer agent, in which you (i) request the exercise of your redemption rights with respect to all or a portion of your SPAC Public Shares for cash and (ii) identify yourself as the beneficial holder of the SPAC Public Shares and provide your legal name, phone number and address; and

•	deliver your SPAC Public Shares to Continental Stock Transfer & Trust Company, SPAC’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their SPAC Public Shares in the manner described above prior to 5:00 p.m., Eastern time, on March 28, 2022 (two business days before the SPAC Shareholders’ Meeting) in order for their shares to be redeemed.

Holders of SPAC Units must elect to separate the SPAC Units into the underlying SPAC Class A Ordinary Shares and SPAC Public Warrants prior to exercising redemption rights with respect to the SPAC Public Shares. If SPAC Public Shareholders hold their SPAC Units in an account at a brokerage firm or bank, such SPAC Public Shareholders must notify their broker or bank that they elect to separate the SPAC Units into the underlying SPAC Public Shares and SPAC Public Warrants, or if a holder holds SPAC Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, SPAC’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself to SPAC in order to validly exercise its redemption rights. SPAC Public Shareholders may elect to exercise their redemption rights with respect to their SPAC Public Shares even if they vote “FOR” the Proposals. If the Business Combination is not consummated, the SPAC Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a SPAC Public Shareholder properly exercises its redemption right with respect to all or a portion of the SPAC Public Shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, Holdings will redeem the related Holdings Common Shares A for a per share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of March 10, 2022, this would have amounted to approximately $10.00 per issued and outstanding SPAC Public Share. Each redemption of SPAC Class A Ordinary Shares by the SPAC Public Shareholders will decrease the amount in the Trust Account. In no event will SPAC redeem SPAC Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing. If a SPAC Public Shareholder exercises its redemption rights in full, then it will not own SPAC Public Shares or Holdings Common Shares A following the redemption. The redemption will take place following the SPAC Merger and, accordingly, it is Holdings Common Shares A that will be redeemed immediately after consummation of the Business Combination. Please see the subsection entitled “SPAC Shareholders’ Meeting—Redemption Rights” for the procedures to be followed if you wish to exercise your redemption rights with respect to your SPAC Public Shares.

Certain Information Relating to Holdings and SPAC

Holdings Listings

Holdings intends to apply for listing of Holdings Common Shares A, Holdings Warrants and Holdings Units on Nasdaq. Following the SPAC Merger Effective time, it is expected that Holdings Common Shares A, Holdings Units and Holdings Warrants will continue to trade under the trading symbols of the SPAC, “GMBT,” “GMBTU” and “GMBTW”, respectively.

At the Company Merger Effective Time, Holdings will change its name to “Swvl Holdings Corp” and intends to change the trading symbols of the Holdings Common Shares A and the Holdings Warrants to “SWVL” and “SWVLW”, respectively. The Holdings Units will separate into their component securities at the Company Merger Effective Time and will cease to exist. It is a condition to the consummation of the SPAC Merger and the Company Merger that the Holdings Common Shares A are approved for listing on Nasdaq (subject only to official notice of issuance thereof).

While trading on Nasdaq is expected to begin on the first business day following the date of completion of the SPAC Merger, there can be no assurance that Holdings’ securities will be listed on Nasdaq or that a viable and active trading market will develop. Please see the section entitled “Risk Factors” for more information.

Delisting of SPAC Ordinary Shares and Deregistration of SPAC

SPAC and Swvl anticipate that, following consummation of the SPAC Merger, SPAC Ordinary Shares, SPAC Units and SPAC Public Warrants will be delisted from Nasdaq, and SPAC will be deregistered under the Exchange Act.

Appraisal Rights

The Cayman Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out in the section entitled “Extraordinary General Meeting of SPAC Shareholders—Redemption Rights” herein, and the SPAC Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represents the fair value of those shares. Extracts of relevant sections of the Cayman Companies Act follow:

238. (1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

239. (1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except — (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

Anticipated Accounting Treatment

The Business Combination is made up of the series of transactions described in the Business Combination Agreement and as further described elsewhere within this proxy statement/prospectus. For accounting and financial reporting purposes, the Company Merger will be accounted for as a recapitalization under IFRS, while the other transactions comprising the Business Combination will be accounted for based on IFRS 2, Share-based Payment.

Summary of Risk Factors

In evaluating the Proposals to be presented at the SPAC Shareholders’ Meeting, SPAC shareholders should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors”, a summary of which is set forth below. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, financial condition, results of operations, prospects and trading price of Holdings following the Business Combination. Such risks include, but are not limited to:

•	Several countries in which Swvl operates and plans to operate in the future have been subject to political and economic instability.

•	Swvl’s limited operating history and rapidly evolving business make it particularly difficult to evaluate Swvl’s prospects and the risks and challenges Swvl may encounter.

•

The mass transit ridesharing market is still in relatively early stages of growth and if the market does not continue to grow, grows more slowly than Swvl expects or fails to grow as large as Swvl expects, Swvl’s business, financial condition and operating results could be adversely affected.

•

If Swvl fails to cost-effectively attract and retain qualified drivers to use its platform, or to increase utilization of Swvl’s platform by Swvl’s currently contracted drivers, Swvl’s business, financial condition and operating results could be harmed.

•

If Swvl fails to cost-effectively attract and retain new riders or to increase utilization of its platform by existing riders, Swvl’s business, financial condition and operating results could be harmed.

•

Swvl depends on its key personnel and other highly skilled personnel, and if Swvl fails to attract, retain, motivate or integrate its personnel, Swvl’s business, financial condition and operating results could be adversely affected.

•

Swvl’s reputation, brand and the network effects among the drivers and riders using Swvl’s platform are important to its success, and if Swvl is not able to maintain and continue developing its reputation, brand and network effects, its business, financial condition and operating results could be adversely affected.

•	Swvl’s growth strategy will subject it to additional costs, compliance requirements and risks, and Swvl’s expansion plans may not be successful.

•

Swvl has not historically maintained insurance coverage for its operations. Swvl may not be able to mitigate the risks facing its business and could incur significant uninsured losses, which could adversely affect its business, financial condition and operating results.

•

Any actual or perceived security or privacy breach could interrupt Swvl’s operations and adversely affect its reputation, brand, business, financial condition and operating results. Swvl has previously experienced a data breach that resulted in the exposure of its customers’ personal information.

•

If Swvl fails to effectively predict rider demand, to set pricing and routing accordingly or to run routes that are consistent with the availability of drivers using its platform, Swvl’s business, financial condition and operating results could be adversely affected.

•	If Swvl is not able to successfully develop new offerings on its platform and enhance its existing offerings, Swvl’s business, financial condition and operating results could be adversely affected.

•

Swvl’s metrics and estimates, including the key metrics included in this joint proxy statement/prospectus, are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm Swvl’s reputation and negatively affect Swvl’s business, financial condition and operating results.

•	Any failure to offer high-quality user support may harm Swvl’s relationships with users and could adversely affect Swvl’s reputation, brand, business, financial condition, and operating results.

•

Systems failures and resulting interruptions in the availability of Swvl’s website, applications, platform, or offerings could adversely affect Swvl’s business, financial condition, and operating results.

•

If Swvl is unable to make acquisitions and investments or successfully integrate them into its business, or if Swvl enters into strategic transactions that do not achieve its objectives, Swvl’s business, financial condition and operating results could be adversely affected.

•

Swvl has identified material weaknesses in its internal control over financial reporting. If for any reason Swvl is unable to remediate these material weaknesses and otherwise to maintain proper and effective internal controls over financial reporting in the future, Swvl’s ability to produce accurate and timely consolidated financial statements may be impaired, which may harm Swvl’s operating results, Swvl’s ability to operate its business or investors’ views of Swvl.

•

Uncertainties with respect to the legal systems in the jurisdictions in which Swvl operates, including changes in laws and the adoption and interpretation of new laws and regulations, could adversely affect Swvl’s business, financial condition and operating results.

•

As Swvl expands its offerings, it may become subject to additional laws and regulations, and any actual or perceived failure by Swvl to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect Swvl’s business, financial condition, and operating results.

•	Failure to protect or enforce Swvl’s intellectual property rights could harm Swvl’s business, financial condition and operating results.

•	Claims by others that Swvl infringed their proprietary technology or other intellectual property rights could harm Swvl’s business, financial condition and operating results.

•

Changes in laws or regulations relating to privacy, data protection or the protection or transfer of personal data, or any actual or perceived failure by Swvl to comply with such laws and regulations or any other obligations relating to privacy, data protection or the protection or transfer of personal data, could adversely affect Swvl’s business.

•	Swvl’s business would be adversely affected if the drivers using its platform were classified as employees.

•	The COVID-19 pandemic and related responsive measures have negatively impacted, and may in the future negatively impact, Swvl’s business.

•

Holdings is an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make Holdings Common Shares A less attractive to investors. As a foreign private issuer, Holdings will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

•	The other risks and uncertainties discussed in “Risk Factors” elsewhere in this proxy statement/prospectus.

SUMMARY HISTORICAL FINANCIAL DATA OF SWVL

The summary historical consolidated statement of comprehensive income data for the six months ended June 30, 2021 and 2020 and for the years ended December 31, 2020 and 2019 and the summary historical consolidated statement of financial position as of June 30, 2021 and December 31, 2020 and 2019 included below are derived from Swvl’s audited consolidated financial statements and condensed interim consolidated financial information included elsewhere in this proxy statement/prospectus.

Swvl’s historical results are not necessarily indicative of the results that may be expected in the future. The information below is only a summary and should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Swvl” and the audited consolidated financial statements, and the notes related thereto, which are included elsewhere in this proxy statement/prospectus.

	Six Months Ended June 30		Year Ended December 31
($ million)	2021	2020	2020	2019
	(Unaudited)		(Audited)
Revenue	12.9	8.3	17.3	12.4
Cost of sales	(15.9)	(15.9)	(26.4)	(33.8)

Gross loss	(3.0)	(7.6)	(9.1)	(21.4)
General and administrative expenses	(34.0)	(6.8)	(18.6)	(10.8)
Selling and marketing expenses	(4.9)	(2.6)	(4.7)	(8.3)
Provision for expected credit losses	(0.4)	(0.4)	(0.7)	(0.3)
Other expenses	(0.5)	(0.1)	(0.2)	(0.1)

Operating loss	(42.9)	(17.4)	(33.4)	(40.9)
Finance income	0.0	0.3	0.6	0.4
Finance costs	(39.6)	(0.1)	(0.1)	(0.1)

Loss for the year before tax	(82.4)	(17.1)	(32.9)	(40.6)
Tax	1.7	1.5	3.2	5.4

Loss for the period	(80.7)	(15.6)	(29.7)	(35.3)
Other comprehensive income	0.2	0.4	(0.3)	1.2

Total comprehensive loss for the period	(80.5)	(15.2)	(30.0)	(34.1)

	As of June 30	Year Ended December 31
($ million)	2021	2020	2019
	(Unaudited)	(Audited)
Total assets	34.7	24.7	25.6
Total equity	(39.8)	18.4	19.2
Total liabilities	74.6	6.3	6.4

SUMMARY HISTORICAL FINANCIAL DATA OF SPAC

The summary historical statements of operations data of SPAC for the nine months ended September 30, 2021 and for the period from December 9, 2020 (inception) through December 31, 2020 and the historical balance sheet data as of September 30, 2021 and December 31, 2020 are derived from SPAC’s unaudited condensed financial statements and audited financial statements included elsewhere in this proxy statement/prospectus.

SPAC’s historical results are not necessarily indicative of the results that may be expected in the future and SPAC’s results for the nine months ended September 30, 2021 and for the period from December 9, 2020 (inception) through December 31, 2020 are not necessarily indicative of the results that may be expected for any other period. The information below is only a summary and should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SPAC” and “Information About SPAC” and the financial statements, and the notes related thereto, which are included elsewhere in this proxy statement/prospectus.

	For the Nine Months Ended September 30, 2021	For the Period from December 9, 2020 (inception) through December 31, 2020
	(unaudited)	(audited)
General and administrative expenses	$6,540,622	$11,513

Loss from operations	(6,540,622)	—
Other income (expense)
Change in fair value of derivative warrant liabilities	(1,386,040)	—
Financing costs - derivative warrant liabilities	(488,173)	—
Loss on issuance of private placement warrants	(6,052,000)	—
Interest Income	101	—
Income from investments held in the Trust Account	83,423	—

Net Loss	$(14,383,311)	$11,513

Basic and diluted weighted average shares outstanding of SPAC Class A Ordinary Shares	31,846,154	—

Basic and diluted net loss per share, SPAC Class A Ordinary Shares	$(0.36)	—

Basic and diluted weighted average shares outstanding of SPAC Class B Ordinary Shares, excludes shares subject to forfeiture	8,538,462	7,500,000	(1)(2)

Basic and diluted net loss per share, SPAC Class B Ordinary Shares, excludes shares subject to forfeiture	$(0.36)	$(0.00)

(1)

This number excludes an aggregate of up to 1,125,000 SPAC Class B ordinary shares subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters. On January 22, 2021, the over-allotment option was fully exercised, thus, these SPAC Class B ordinary shares are no longer subject to forfeiture (see Note 4 to SPAC’s audited financial statements).

(2)

On January 13, 2020 and January 19, 2020, SPAC effected a share capitalization of 1,437,500 and 718,750 SPAC Class B ordinary shares, respectively, resulting in an aggregate of 8,625,000 SPAC Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization (see Note 4 and Note 7).

	As of September 30, 2021	As of December 31, 2020
	(unaudited)	(audited)
Balance Sheet Data
Total assets	$347,163,340	$280,543
Total liabilities	42,220,983	267,056
Total shareholders’ equity	(40,057,643)	13,847
SPAC Ordinary Shares subject to possible redemption	345,000,000	—

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information (the “summary pro forma information” gives effect to the Business Combination and related transactions described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination will be accounted for as a capital reorganization. Under this method of accounting, SPAC will be treated as the “acquired company” for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of Holdings will represent a continuation of the financial statements of Swvl, with the Business Combination being treated as the equivalent of Swvl issuing shares at the closing of the Business Combination for the net assets of SPAC as of the Closing Date, accompanied by a recapitalization. The net assets of SPAC will be stated at historical cost, with no goodwill or other intangible assets recorded.

The summary unaudited pro forma condensed statement of financial position data as of June 30, 2021 gives pro forma effect to the Business Combination as if it had occurred on June 30, 2021. The summary unaudited pro forma condensed combined statement of operations data for the six months ended June 30, 2021 and for the year ended December 31, 2020 gives pro forma effect to the Business Combination as if it had been completed on January 1, 2020, the beginning of the earliest period presented.

The summary pro forma information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of Holdings and the accompanying notes, appearing in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined financial information is derived from, and should be read in conjunction with, the historical financial statements of Swvl and SPAC and the accompanying notes included elsewhere in this proxy statement/prospectus. The summary pro forma information has been presented for informational purposes only and is not necessarily indicative of what Swvl’s financial position or results of operations actually would have been had the Business Combination and the other transactions contemplated by the Business Combination Agreement been completed as of the dates indicated. In addition, the summary pro forma information does not purport to project the future financial position or operating results of Holdings.

The following table presents the summary pro forma information after giving effect to the Business Combination, presented under three scenarios. For more detail on each of these scenarios, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”.

•	Assuming no redemptions: This scenario assumes that no SPAC Public Shareholders elect to have their SPAC Public Shares redeemed for cash in connection with the Business Combination.

•

Assuming redemptions up to the Minimum Cash Condition: This scenario assumes that 28,157,500 SPAC Public Shares are redeemed for an aggregate payment of $281.6 million (at an assumed redemption price of $10.00 per share based on the Trust Account balance as of June 30, 2021), which is derived from the number of SPAC Public Shares that could be redeemed in connection with the Business Combination without such redemptions resulting in a failure to satisfy the condition to Swvl’s obligation to consummate the Business Combination that SPAC and Holdings collectively hold at least $185.0 million in cash after giving effect to the PIPE Financing. Please see the subsection entitled “The Business Combination—Conditions to Consummation of the Transactions Contemplated by the Business Combination Agreement” for more details on such condition.

•

Assuming maximum redemptions: This scenario assumes that 30,639,823 SPAC Public Shares are redeemed for an aggregate payment of $306.4 million (at an assumed redemption price of $10.00 per share based on the Trust Account balance as of June 30, 2021), which is derived from the total number of SPAC Public Shares outstanding less 3,860,177 of SPAC Public Shares held by the Key SPAC Shareholders that are subject to the non-redemption restrictions of the SPAC Shareholder Support

Agreements. This scenario assumes that no SPAC Public Shares held by the Key SPAC Shareholders as of the date of the SPAC Shareholder Support Agreements are sold prior to the date on which SPAC Public Shareholders must elect to exercise their redemption rights. This scenario would not be possible unless Swvl waives the Minimum Cash Condition described above, and there can be no certainty that Swvl would waive such condition.

The following summarizes the pro forma Holdings Common Shares A issued and outstanding immediately after the Business Combination:

	Assuming no redemptions		Assuming redemptions up to the Minimum Cash Condition		Assuming maximum redemptions
	Shares	%	Shares	%	Shares	%
Swvl Shareholders (1)	101,591,814	64%	101,591,814	78%	101,591,814	80%
SPAC Public Shareholders	34,500,000	22%	6,342,500	5%	3,860,177	3%
Sponsor (2)	8,625,000	6%	8,625,000	7%	8,625,000	7%
PIPE Investors (3)	13,160,633	8%	13,160,633	10%	13,160,633	10%

Total	157,877,447	100%	129,719,947	100%	127,237,624	100%

(1)

The shareholding of Swvl Shareholders (a) excludes the impact of shares issuable under the earnout arrangement, in aggregate a maximum of 15,000,000 Holdings Common Share A issuable to Swvl Eligible Equityholders upon the occurrence of the Earnout Triggering Events or earlier upon a Change of Control and (b) assumes the cash exercise of all Exchanged Options.

(2)	Consists of 8,625,000 Holdings Common Shares A to be issued to the Sponsor as holder of the SPAC Class B Ordinary Shares in connection with the Business Combination.
(3)	The aggregate number of Holdings Common Shares A to be issued to the PIPE Investors assumes the satisfaction of the Additional EBRD Condition at or prior to the Closing Date.

The three scenarios presented in the unaudited pro forma condensed combined financial information and this summary pro forma information are based on the assumption that there are no adjustments for the outstanding SPAC Warrants, as such securities are not exercisable until the late of 30 days after the completion of the Business Combination and 12 months from the closing of SPAC’s Initial Public Offering.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the summary pro forma information will be different, and those changes could be material.

Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data Six Months Ended June 30, 2021 ($ million, except per share data)	Assuming no redemptions	Assuming redemptions up to the Minimum Cash Condition	Assuming maximum redemptions
Revenue	12.9	12.9	12.9
Loss for the Year	(55.5)	(55.5)	(55.5)
Net Loss	(53.8)	(53.8)	(53.8)
Net Loss Per Share (basic and diluted)	(0.34)	(0.41)	(0.42)

Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data Year Ended December 31, 2020 ($ million, except per share data)	Assuming no redemptions	Assuming redemptions up to the Minimum Cash Condition	Assuming maximum redemptions
Revenue	17.3	17.3	17.3
Loss for the Year	(182.3)	(195.1)	(196.2)
Net Loss	(179.2)	(191.9)	(193.1)
Net Loss Per Share (basic and diluted)	(1.13)	(1.48)	(1.52)

Summary Unaudited Pro Forma Condensed Combined Statement of Financial Position Data As of June 30, 2021 ($ million, except per share data)	Assuming no redemptions	Assuming redemptions up to the Minimum Cash Condition	Assuming maximum redemptions
Total assets	472.3	193.6	169.0
Total equity	434.3	155.6	131.0
Total liabilities	38.0	38.0	38.0

RISK FACTORS

An investment in Holdings and the proposed Business Combination each involve a high degree of risk and uncertainty. You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus, and before you decide whether to cause any SPAC Public Shares you hold to be redeemed in connection with the Business Combination. Certain of the following risk factors apply to the business and operations of Swvl and will also apply to the business and operations of Holdings following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, or may have a material adverse effect on the business, financial condition, results of operations, prospects and trading price of Holdings following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Holdings, SPAC and Swvl, which later may prove to be incorrect or incomplete. Holdings, SPAC and Swvl may face additional risks and uncertainties that are not presently known to them, or that are currently deemed immaterial, but which may also ultimately have an adverse effect on any such party. The following discussion should be read in conjunction with the sections entitled “Cautionary Note Regarding Forward-Looking Statements”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Swvl” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SPAC” and the financial statements of Swvl and SPAC and the notes thereto included herein, as applicable.

Risks Related to Operational Factors Affecting Swvl

Swvl’s limited operating history and evolving business make it particularly difficult to evaluate Swvl’s prospects and the risks and challenges Swvl may encounter.

While Swvl has primarily focused on mass transit ridesharing services since Swvl launched in 2017, Swvl’s business continues to evolve. Beginning in 2020, Swvl has reevaluated and adjusted its pricing methodologies and expanded its business offerings to include TaaS and (in the future) SaaS. While it is difficult to evaluate the prospects and risks of any business, Swvl’s relatively new and evolving business makes it particularly difficult to assess Swvl’s prospects and the risks and challenges it may encounter. Risks and challenges Swvl has faced or expects to face include its ability to:

•	forecast its revenue and budget for and manage expenses;

•	attract new qualified drivers and new riders to use its platform and have existing qualified drivers and riders continue to use its platform in a cost-effective manner;

•

comply with existing or developing and new or modified laws and regulations applicable to Swvl’s business and the data it processes, including in jurisdictions where such regulations may still be developing or changing rapidly;

•

manage its platform and business assets and expenses in light of the COVID-19 pandemic and related public health measures issued by various jurisdictions, including travel bans, travel restrictions, and shelter-in-place orders, as well as maintain demand for and confidence in the safety of Swvl’s platform during and following the COVID-19 pandemic;

•	plan for and manage expenditures for Swvl’s current and future offerings, including expenses relating to Swvl’s growth strategy;

•	deploy and ensure utilization of the vehicles operating on Swvl’s platform;

•	anticipate and respond to macroeconomic changes and changes in the markets in which Swvl operates;

•	maintain and enhance the value of Swvl’s reputation and brand;

•	effectively manage Swvl’s growth and business operations, including the impacts of the COVID-19 pandemic on Swvl’s business;

•	successfully expand Swvl’s geographic reach;

•	successfully expand Swvl’s TaaS business and launch Swvl’s SaaS business;

•	hire, integrate and retain talented personnel; and

•	successfully develop new platform features and offerings to enhance the experience of riders, drivers and corporate customers (as well as schools and municipalities);

If Swvl fails to address the risks and difficulties that it faces, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, Swvl’s business, financial condition and operating results could be adversely affected. Further, because Swvl has limited historical financial data, operates in a rapidly evolving market and its growth strategy is premised on rapid international expansion, any predictions about Swvl’s future revenue and expenses may not be as accurate as they would be if Swvl had a longer operating history or operated in a more predictable market. If Swvl’s assumptions regarding these risks and uncertainties, which Swvl uses to plan and operate its business, are incorrect or change, or if it does not address these risks successfully, Swvl’s operating results could differ materially from its expectations and Swvl’s business, financial condition and operating results could be adversely affected.

The COVID-19 pandemic and related responsive measures have disrupted and negatively impacted, and may in the future disrupt and negatively impact, Swvl’s business, financial condition, and operating results. Swvl cannot predict the extent to which the pandemic and related effects may in the future adversely impact its business, financial condition and operating results, and the execution of Swvl’s strategic objectives.

The ongoing COVID-19 pandemic and related responsive measures (e.g., travel bans, travel restrictions and shelter-in-place orders) have negatively impacted Swvl’s business, financial condition, and operating results. The pandemic and these related responses continue to evolve and have caused, and may in the future cause, decreased demand for Swvl’s platform relative to pre-COVID-19 levels and significant volatility and disruption of financial markets.

The COVID-19 pandemic has subjected Swvl’s business, financial condition, and operating results to several risks, including, but not limited to the following:

•

Declines in mobility due to COVID-19, including commuting, local travel, and business travel, have resulted in decreased demand for Swvl’s platform. Changes in travel trends and behavior arising from COVID-19, including the impact of new variants, may develop or persist over time, which may further contribute to this adverse effect in the future.

•

The measures Swvl previously took in response to the COVID-19 pandemic adversely affected Swvl’s business and operating results. For example, in the first quarter of 2020, Swvl temporarily suspended its usual services, other than to certain key business customers, and operated reduced-service for essential workers at no charge. Although regular service has largely resumed, in the future there may be repeated disruption arising from the COVID-19 pandemic and related responsive measures that may require Swvl to suspend or limit its services again, which would adversely affect Swvl’s business, financial condition and operating results.

•

Changes in driver behavior during the COVID-19 pandemic led to reduced levels of driver availability on Swvl’s platform, beginning in the first quarter of 2020. As a result, at the time Swvl was required to offer additional incentives to drivers to continue operating on Swvl’s platform. Any future reduction in driver availability due to the COVID-19 pandemic may require Swvl to increase prices or provide additional incentives to attract and retain drivers and riders, which may adversely affect its business, financial condition and operating results.

•

Responsive measures to the COVID-19 pandemic caused Swvl to modify its business practices by having corporate employees in nearly all office locations work remotely, limiting employee travel and canceling or postponing events and meetings, or holding them virtually. Swvl may be required to or choose voluntarily to take additional actions for the health and safety of its workforce and users of its platform, including after the pandemic subsides, whether in response to government orders or based on Swvl’s determinations. If these measures result in decreased productivity, harm Swvl’s company culture, adversely affect Swvl’s ability to timely and accurately report its financial statements or maintain internal controls, or otherwise negatively affect Swvl’s business, Swvl’s financial condition, and operating results could be adversely affected.

As the severity, magnitude, and duration of the COVID-19 pandemic, the resulting public health responses and its economic consequences remain uncertain and difficult to predict, the pandemic’s impact on Swvl’s business, financial condition and operating results, as well as its impact on Swvl’s ability to successfully execute its business strategies and initiatives, also remains uncertain and difficult to predict. As the countries in which Swvl operates have reopened, the recovery of the economy and Swvl’s business have fluctuated and varied by geography. Further, the ultimate impact of the COVID-19 pandemic on the riders, drivers and other users of Swvl’s platform, as well as its employees, business, financial condition and operating results depends on many factors that are not within Swvl’s control, including, but not limited, to: governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic (including restrictions on travel and transport and modified workplace activities); the impact of the pandemic and actions taken in response thereto on local or regional economies, travel and economic activity; the speed and efficacy of vaccine distribution; the availability of government funding programs; evolving laws and regulations regarding COVID-19, including those related to disclosure and notification; general economic uncertainty in key markets and financial market volatility; volatility in global economic conditions and levels of economic growth; the duration of the pandemic; the extent of any virus mutations or new variants of COVID-19; and the pace of recovery when the COVID-19 pandemic subsides.

Several countries in which Swvl operates and plans to operate in the future have been subject to political and economic instability.

Swvl has historically conducted most of its business operations in Egypt, Pakistan and Kenya, and its growth strategy is premised on the rapid introduction of its platform into both emerging and developed markets. Several of the countries in which Swvl operates or plans to operate its business have previously, and in the future may be, subject to instances of political instability, civil unrest, hostilities, terrorist activities and economic volatility. Any such events may lead to, among other things, declines in rider and driver demand for Swvl’s platform, whether arising from safety concerns, a drop in consumer confidence or otherwise, a general deterioration of economic conditions, currency volatility or adverse changes to the political and regulatory environment. Any such developments and any other forms of political or economic instability in Swvl’s markets may harm Swvl’s business, financial condition and operating results.

Swvl faces competition and could lose market share to competitors, which could adversely affect Swvl’s business, financial condition and operating results.

Swvl believes that its principal competition for ridership is public transportation services. Swvl’s business model is premised in part on promoting the safety, efficiency and convenience of its offerings to convert public transportation users into riders on Swvl’s platform. While Swvl has previously been successful in attracting and retaining new riders, public transportation is often available at a lower price and with a greater variety of routes than the rides Swvl offers. In addition, public transportation operators in Swvl’s markets may in the future make improvements or implement measures to enhance the safety, efficiency and convenience of their networks. If current and potential riders do not view the advantages of Swvl’s platform as outweighing the difference in price, or if the successful introduction of such improvements or measures weakens the competitive advantages of Swvl’s offerings, Swvl may be unable to retain existing riders or attract new riders and its business, financial condition and operating results may be adversely affected.

Swvl also faces competition from other ridesharing companies and car hire and taxi companies. The ridesharing market in particular is intensely competitive and is characterized by rapid changes in technology, shifting rider needs and preferences and frequent introductions of new services and offerings. Swvl expects competition to increase, both from existing competitors and new entrants in the markets in which Swvl operates or plans to operate, and such competitors may be well-established and enjoy greater resources or other strategic advantages. If Swvl is unable to anticipate or successfully react to these competitive challenges in a timely manner, Swvl’s competitive position could weaken, or fail to improve, and Swvl could experience a decline in revenue or growth stagnation that could adversely affect Swvl’s business, financial condition and operating results.

Certain of Swvl’s current and potential competitors have greater financial, technical, marketing, research and development and other resources, greater name recognition, longer operating histories or a larger global user base than Swvl does. Such competitors may be able to devote greater resources to the development, promotion and sale of offerings and offer lower prices in certain markets than Swvl does, which could adversely affect Swvl’s business, financial condition and operating results. These and other factors may allow Swvl’s competitors to derive greater revenue and profits from their existing user bases, attract and retain qualified drivers and riders at lower costs or respond more quickly to new and emerging technologies and trends. Current and potential competitors may also establish cooperative or strategic relationships, or consolidate, amongst themselves or with third parties that may further enhance their resources and offerings.

Swvl believes that its ability to compete effectively depends upon many factors both within and beyond Swvl’s control, including:

•	the popularity, utility, ease of use, performance and reliability of Swvl’s offerings;

•	Swvl’s reputation, including the perceived safety of Swvl’s platform, and brand strength;

•	Swvl’s pricing models and the prices of its offerings;

•

Swvl’s ability to manage its business and operations during the ongoing COVID-19 pandemic and recovery as well as in response to related governmental, business and individuals’ actions that continue to evolve (including restrictions on travel and transport and modified workplace activities);

•	Swvl’s ability to attract and retain qualified drivers and riders to use its platform;

•	Swvl’s ability to develop new offerings, including the expansion of its TaaS business and launch of its SaaS business;

•	Swvl’s ability to continue leveraging and enhancing its data analytics capabilities;

•	Swvl’s ability to establish and maintain relationships with strategic partners and third-party service providers;

•	Swvl’s ability to deploy and ensure utilization of the vehicles operating on its platform;

•	changes mandated by, or that Swvl elects to make to address, legislation, regulatory authorities or litigation, including settlements, judgments, injunctions and consent decrees;

•	Swvl’s ability to attract, retain and motivate talented employees;

•	Swvl’s ability to raise additional capital as needed; and

•	acquisitions or consolidation within Swvl’s industry.

If Swvl is unable to compete successfully, Swvl’s business, financial condition and operating results could be adversely affected.

The mass transit ridesharing market is still in relatively early stages of growth and if the market does not continue to grow, grows more slowly than Swvl expects or fails to grow as large as Swvl expects, Swvl’s business, financial condition and operating results could be adversely affected.

Prior to COVID-19, the mass transit ridesharing market was growing rapidly, but it is still relatively new, and it is uncertain to what extent market acceptance will continue to grow, if at all, particularly after the COVID-19 pandemic. Swvl’s success will depend to a substantial extent on the willingness of people to widely-adopt mass transit ridesharing. If the public does not perceive Swvl’s offerings as beneficial, or chooses not to adopt them as a result of concerns regarding public health or safety, affordability or for other reasons, then the market for Swvl’s offerings may not further develop, may develop more slowly than Swvl expects or may not achieve the growth potential Swvl expects. Any of the foregoing risks and challenges could adversely affect Swvl’s business, financial condition and operating results.

If Swvl fails to cost-effectively attract and retain qualified drivers to use its platform, or to increase utilization of Swvl’s platform by existing drivers using its platform, Swvl’s business, financial condition and operating results could be harmed.

Swvl’s continued growth depends in part on its ability to cost-effectively attract and retain qualified drivers who satisfy Swvl’s screening criteria and procedures to use its platform and to increase utilization of Swvl’s platform by existing drivers.

To attract and retain qualified drivers to use its platform, Swvl has, among other things, offered bonus payments and other incentives to high-performing drivers, and temporarily provided financial assistance to support drivers during the COVID-19 pandemic. Government and private business actions in response to the COVID-19 pandemic, such as travel bans, travel restrictions, shelter-in-place orders, increased reliance on work-from-home rather than working in offices, and people and businesses electing to move away from more densely populated cities, have decreased and may in the future decrease utilization of Swvl’s platform by riders. If Swvl does not continue to provide drivers with compelling opportunities to earn income and other incentive programs for using its platform, or if drivers become dissatisfied with Swvl’s requirements for drivers to use its platform, Swvl may fail to attract new drivers to use its platform, retain current drivers to use its platform or increase their utilization of its platform, or Swvl may experience complaints, negative publicity, or services disruptions that could adversely affect its users and its business.

The incentives Swvl provides to attract drivers could fail to attract and retain qualified drivers to use its platform or fail to increase utilization of its platform by existing drivers, or could have other unintended adverse consequences. In addition, changes in certain laws and regulations, labor and employment laws, licensing requirements or background check requirements, may result in a shift or decrease in the pool of qualified drivers, which may result in increased competition for the services of qualified drivers or higher costs of recruitment, operation and retention with respect to drivers providing services through the Swvl platform. Other factors outside of Swvl’s control, such as the COVID-19 pandemic or other concerns about personal health and safety, or concerns about the availability of government or other assistance programs if drivers continue to drive using Swvl’s platform, may also reduce the number of drivers available through Swvl’s platform or utilization of Swvl’s platform by drivers, or impact Swvl’s ability to attract new drivers to use its platform. If Swvl fails to attract qualified drivers to use its platform on favorable terms, fails to increase utilization of its platform by existing drivers or loses qualified drivers using its platform to competitors, Swvl may not be able to meet the demand of riders, including maintaining competitive prices for riders, and Swvl’s business, financial condition and operating results could be adversely affected.

If Swvl fails to cost-effectively attract and retain new riders or to increase utilization of its platform by existing riders, Swvl’s business, financial condition and operating results could be harmed.

Swvl’s success depends in part on its ability to cost-effectively attract and retain new riders and increase utilization of Swvl’s platform by current riders. Riders have a wide variety of options for transportation, including public transportation, taxis and other ridesharing offerings. Rider preferences may also change from time to time with the advent of new mobility technologies, different behaviors and attitudes towards the environment and new urban planning practices (including increased focus on public transportation and public-private partnerships with respect to mobility). To expand its rider base, Swvl must appeal to new riders who have historically used other forms of transportation or other ridesharing platforms. Swvl believes that its paid marketing initiatives have been critical in promoting awareness of Swvl’s brand and offerings, which in turn leads to new riders using Swvl for the first time and drives rider Utilization (calculated as Total Bookings divided by Total Available Seats, over the period of measurement). Further, as Swvl continues to expand into new geographic areas, it will be relying in part on referrals from existing riders to attract new riders. However, Swvl’s brand and ability to build trust with existing and new riders may be adversely affected by complaints and negative publicity about Swvl, its offerings, its policies, including its pricing algorithms, drivers using its platform, or its competitors, even if factually incorrect or based on isolated incidents. Further, if existing and new riders do not perceive the transportation services provided by drivers using Swvl’s platform to be reliable, safe and affordable, or if Swvl fails to offer new and relevant offerings and features on its platform, Swvl may not be able to attract or retain riders or to increase their utilization of its platform. Further, government and private business actions in response to the COVID-19 pandemic, such as travel bans, travel restrictions, shelter-in-place orders, increased reliance on work-from-home rather than working in offices, and people and businesses electing to move away from more densely populated cities, have decreased and may in the future decrease utilization of Swvl’s platform by riders including longer term.

As Swvl continues to expand into new geographic areas, it will be relying in part on referrals from existing riders to attract new riders, and therefore must ensure that its existing riders remain satisfied with its offerings. If Swvl fails to continue to grow its rider base, retain existing riders or increase the overall utilization of its platform by existing riders, Swvl’s business, financial condition and operating results could be adversely affected.

Swvl depends on its key personnel and other highly skilled personnel, and if Swvl fails to attract, retain, motivate or integrate its personnel, Swvl’s business, financial condition and operating results could be adversely affected.

Swvl’s success depends in part on the continued service of its co-founder and Chief Executive Officer, senior management team, key technical employees and other highly skilled personnel and on Swvl’s ability to identify, hire, develop, motivate, retain and integrate highly qualified personnel for all areas of its organization. Swvl may not be successful in attracting and retaining qualified personnel to fulfill its current or future needs, and actions Swvl takes in response to the impact of the COVID-19 pandemic on Swvl’s business may harm Swvl’s reputation or impact its ability to recruit qualified personnel in the future. Please see the section entitled “The COVID-19 pandemic and related responsive measures have disrupted and negatively impacted, and may in the future disrupt and negatively impact, Swvl’s business, financial condition, and operating results. Swvl cannot predict the extent to which the pandemic and related effects may in the future adversely impact its business, financial condition and operating results, and the execution of Swvl’s strategic objectives.” Swvl’s competitors may be successful in recruiting and hiring members of Swvl’s management team or other key employees, and it may be difficult to find suitable replacements on a timely basis, on competitive terms, or at all. If Swvl is unable to attract and retain the necessary personnel, particularly in critical areas of its business, Swvl may not achieve its strategic goals.

Swvl faces intense competition for highly skilled personnel. To attract and retain top talent, Swvl has had to offer, and Swvl believes it will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing personnel often consider the value of the equity awards they receive in connection with their employment. If the perceived value of Swvl’s equity or equity awards declines or Swvl is unable to provide competitive compensation packages, Swvl’s ability to attract and retain highly qualified personnel may be adversely affected and Swvl may experience increased attrition. Swvl may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train and integrate such employees, and Swvl may never realize returns on these investments. If Swvl is unable to effectively manage its hiring needs or successfully integrate new hires, Swvl’s efficiency, ability to meet forecasts and employee morale, productivity and retention could suffer, which could adversely affect Swvl’s business, financial condition and operating results

Swvl’s reputation, brand and the network effects among the drivers and riders using Swvl’s platform are important to its success, and if Swvl is not able to maintain and continue developing its reputation, brand and network effects, its business, financial condition and operating results could be adversely affected.

Swvl believes that building a strong reputation and brand as a safe, reliable and affordable platform and continuing to increase the strength of the network effects among the drivers and riders using Swvl’s platform (i.e., the advantages that derive from having more drivers and riders using Swvl’s platform) are critical to its ability to attract and retain qualified drivers and riders. The successful development of Swvl’s reputation, brand and network effects will depend on a number of factors, many of which are outside Swvl’s control. Negative perception of Swvl or its platform may harm Swvl’s reputation, brand and network effects, including as a result of:

•

complaints or negative publicity about Swvl or drivers or riders on its platform, its offerings or its policies and guidelines, including Swvl’s practices and policies with respect to drivers, or the ridesharing industry, even if factually incorrect or based on isolated incidents;

•	illegal, negligent, reckless or otherwise inappropriate behavior by drivers, riders or third parties;

•	a failure to offer riders competitive pricing and convenient service;

•	a failure to provide the range of routes, dynamic routing, and ride types sought by riders;

•	actual or perceived inaccuracies in demand prediction and other defects or errors in Swvl’s platform;

•	concerns by riders or drivers about the safety of ridesharing and Swvl’s platform, including in light of the COVID-19 pandemic;

•	actual or perceived disruptions in Swvl’s platform, site outages, payment disruptions or other incidents that impact the reliability of Swvl’s offerings;

•	failure to protect Swvl’s customer personal data, or other privacy or data security breaches;

•	litigation involving, or investigations by regulators into, Swvl’s business;

•	users’ lack of awareness of, or compliance with, Swvl’s policies;

•	Swvl’s policies or changes thereto that users or others perceive as overly restrictive, unclear or inconsistent with Swvl’s values or mission or that are not clearly articulated;

•	a failure to enforce Swvl’s policies in a manner that users perceive as effective, fair and transparent;

•	a failure to operate Swvl’s business in a way that is consistent with Swvl’s stated values and mission;

•	inadequate or unsatisfactory user support service experiences;

•	illegal or otherwise inappropriate behavior by Swvl’s management team or other employees or contractors;

•	negative responses by drivers or riders to new offerings on Swvl’s platform;

•	a failure to balance the interests of driver and riders;

•	accidents or other negative incidents involving the use of Swvl’s platform;

•	perception of Swvl’s treatment of employees or contractors and Swvl’s response to employee sentiment related to political or social causes or actions of management;

•	political or social policies or activities; or

•	any of the foregoing with respect to Swvl’s competitors, to the extent such resulting negative perception affects the public’s perception of Swvl or its industry as a whole.

If Swvl does not successfully maintain and develop its brand, reputation and network effects and successfully differentiate its offerings from the offerings of competitors, Swvl’s business may not grow, Swvl may not be able to compete effectively and it could lose existing qualified drivers or existing riders or fail to attract new qualified drivers or new riders to use its platform, any of which could adversely affect Swvl’s business, financial condition and operating results.

Swvl’s company culture has contributed to its success and if Swvl cannot maintain this culture as it grows, its business, financial condition and operating results could be harmed.

Swvl believes that its culture, which promotes proactivity, taking ownership and putting riders and drivers first has been critical to its success. Swvl faces a number of challenges that may affect its ability to sustain its corporate culture, including:

•	failure to identify, attract, reward and retain people in leadership positions in Swvl’s organization who share and further Swvl’s culture, values and mission;

•	Swvl’s rapid growth strategy, which involves increasing the size and geographic dispersion of Swvl’s workforce;

•	shelter-in-place orders in certain jurisdictions where Swvl operates that have required many of Swvl’s employees to work remotely, as well as return to work arrangements and workplace strategies;

•	the inability to achieve adherence to Swvl’s internal policies and core values, including Swvl’s diversity, equity and inclusion practices;

•	competitive pressures to move in directions that may divert Swvl from its mission, vision and values;

•	the continued challenges of the rapidly-evolving mass-transit ridesharing industry;

•	the increasing need to develop expertise in new areas of business and operate across borders;

•	potential negative perception of Swvl’s treatment of employees or Swvl’s response to employee sentiment related to political or social causes or actions of management;

•	changes to employee work arrangements in response to COVID-19; and

•	the integration of new personnel and businesses from potential acquisitions.

If Swvl is not able to maintain its corporate culture, Swvl’s business, financial condition and operating results could be adversely affected.

Swvl’s growth strategy will subject it to additional costs, compliance requirements and risks, and Swvl’s plans may not be successful.

Swvl intends to pursue a rapid growth strategy to expand its operations into new international markets. In 2022, Swvl aims to expand its Swvl Retail and Swvl Travel offerings in countries in the Middle East and Latin America, and to introduce its Swvl Business offerings in countries in Latin America, Western Europe and Southeast Asia. Operating in a large number of countries will require significant attention of Swvl’s management to oversee operations over a broad geographic area with varying legal and regulatory environments, competitive dynamics and cultural norms and customs and will place significant burdens on Swvl’s operations, engineering, finance and legal and compliance functions. Swvl may incur significant operating expenses as a result of its international presence and its expansion plans will be subject to a variety of challenges, including:

•	recruitment and retention of talented and capable employees in foreign countries while maintaining Swvl’s company culture in each of its markets;

•	competition from local incumbents with existing knowledge of local markets that may market and operate more effectively and may enjoy greater local affinity or awareness;

•	differing rider and driver demand dynamics, which may make Swvl’s offerings less successful;

•	the need to adapt to new markets, including the need to localize Swvl’s offerings and marketing efforts to the preferences of local riders and drivers;

•	public health concerns or emergencies, including the COVID-19 pandemic and other highly communicable diseases or viruses;

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compliance with varying laws and regulatory standards, including with respect to data privacy, cybersecurity, tax, trade compliance, environmental and other vehicle standards and local regulatory restrictions;

•	the risk that local laws and business practices favor local competitors;

•	compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and similar laws in other jurisdictions;

•	obtaining any required government approvals, licenses or other authorizations;

•	varying levels of Internet and mobile technology adoption and infrastructure;

•	currency exchange restrictions or costs and exchange rate fluctuations;

•	political, economic, or social instability, which may cause disruptions to Swvl’s business;

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operating in jurisdictions with reduced, nonexistent or unenforceable protection for intellectual property rights or where Swvl does not have registered intellectual property rights in its brand and/or technology; and

•	limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.

Swvl’s limited experience in operating its business in multiple countries increases the risk that any potential expansion efforts that Swvl may undertake will not be successful and may require Swvl to terminate its operations in certain markets. Swvl intends to invest substantial time and resources to expand its operations internationally. As a result, if Swvl is unable to manage these risks effectively, Swvl’s business, financial condition and operating results could be adversely affected.

If Swvl fails to effectively manage its growth and optimize its organizational structure, Swvl’s business, financial condition and operating results could be adversely affected.

Since its launch in 2017, Swvl has experienced rapid growth in its business, revenues and the number of users on its platform. Swvl expects this growth to continue following the recovery of the world economy from the COVID-19 pandemic. This growth has placed, and will continue to place, significant demands on Swvl’s management and Swvl’s operational and financial infrastructure. The steps Swvl takes to manage its business operations, including policies for employees, and to align Swvl’s operations with Swvl’s strategies for growth, may adversely affect Swvl’s reputation and brand and its ability to recruit, retain and motivate highly skilled personnel.

Swvl’s ability to manage growth and business operations effectively and to integrate new employees, technologies and acquisitions into its existing business will require Swvl to continue to expand its operational and financial infrastructure and to continue to retain, attract, train, motivate and manage employees. Continued growth could strain Swvl’s ability to develop and improve its operational, financial and management controls, enhance its reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain user satisfaction. Additionally, if Swvl does not effectively manage the growth of its business and operations, then Swvl’s reputation, brand, business, financial condition and operating results could be adversely affected.

Swvl has not historically maintained insurance coverage for its operations. Swvl may not be able to mitigate the risks facing its business and could incur significant uninsured losses, which could adversely affect its business, financial condition and operating results.

Swvl does not currently maintain any insurance policies to cover general business liabilities, business interruptions, crime, losses of key personnel or security breaches and incidents relating to its network systems or operations. As a result, any losses arising from or relating to, among other things, personal injury, property damage, labor and employment disputes, commercial disputes, fraudulent transactions or other criminal activity, business interruptions, noncompliance with applicable laws and regulations, infringement or misappropriation of intellectual property or security or privacy breaches, or the successful assertion of one or more claims against Swvl related to any of the foregoing, could require Swvl to service such losses or claims using internal resources, which would have an adverse effect on Swvl’s business, financial condition and operating results.

Swvl’s business depends on insurance coverage which is independently required to be maintained by the drivers using its platform.

Swvl is in the process of obtaining coverage for general business liabilities and cyber insurance. Nevertheless, Swvl may not obtain enough insurance to adequately mitigate the operations-related risks it faces, and some operations-related risks may not be covered at all. Swvl may have to pay high premiums, self-insured retentions or deductibles for the coverage Swvl does obtain. Swvl also may be unable to obtain cyber insurance coverage in certain countries at commercially reasonable rates or at all, and it may experience losses as a result. Additionally, if any of Swvl’s insurance providers becomes insolvent, such providers could be unable to pay any operations-related claims that Swvl makes. Certain losses may be excluded from insurance coverage.

While Swvl operates in seven countries (not including the countries of operation of Shotl and Viapool, two companies which Swvl acquired controlling interests in November 2021 and January 2022, respectively), Swvl maintains and provides medical insurance for all drivers and riders using its platform only in Egypt. To do so, Swvl relies on a limited number of third-party insurance service providers to service related claims. If any of Swvl’s third-party insurance service providers fails to service claims to Swvl’s expectations, discontinues or increases the cost of coverage or changes the terms of such coverage in a manner unfavorable to drivers, riders or to Swvl, Swvl cannot guarantee that it would be able to secure replacement coverage or services on reasonable terms in an acceptable time frame or at all. If Swvl cannot find alternate third-party insurance service providers on acceptable terms, Swvl may incur additional expenses related to servicing such ride-related claims using internal resources.

Insurance providers have raised premiums and deductibles for many types of claims, coverages and for a variety of commercial risk and are likely to do so in the future. As a result, Swvl’s insurance and claims expense could increase, or Swvl may decide to raise its deductibles or self-insured retentions when policies are renewed or replaced to manage pricing pressure. Swvl’s business, financial condition and operating results could be adversely affected if (i) cost per claim, premiums or the number of claims significantly exceeds Swvl’s historical experience, (ii) Swvl experiences a claim in excess of Swvl’s coverage limits, (iii) Swvl’s insurance providers fail to pay on Swvl’s insurance claims, (iv) Swvl experiences a claim for which coverage is not provided, (v) the number of claims and average claim cost under Swvl’s deductibles or self-insured retentions differs from historic averages or (vi) an insurance policy is cancelled or not renewed.

Illegal, improper or otherwise inappropriate activity of riders, drivers or other users, whether or not occurring while utilizing Swvl’s platform, could expose Swvl to liability and harm its business, brand, financial condition and operating results.

Illegal, improper or otherwise inappropriate activities by riders, drivers or other users, including the activities of individuals who may have previously engaged with, but are not then receiving or providing services offered through, Swvl’s platform could adversely affect Swvl’s brand, business, financial condition and operating results. These activities may include assault, theft, unauthorized use or sharing of rider or driver accounts and other misconduct. Such conduct could expose Swvl to liability or adversely affect Swvl’s brand or reputation.

While Swvl has taken measures to guard against these illegal, improper or otherwise inappropriate activities, these measures may prove inadequate to prevent such activities or Swvl may not be successful in implementing them effectively. Although Swvl requires certain qualification processes for drivers using its platform, including submission of criminal record checks in certain jurisdictions, these qualification processes may not expose all potentially relevant information and may be limited in certain jurisdictions according to national and local laws, and Swvl may fail to conduct such qualification processes adequately or identify information that could be relevant to a determination of driver eligibility.

Further, any negative publicity related to the foregoing, whether an incident occurred on Swvl’s platform, on Swvl’s competitors’ platforms, or on any ridesharing platform, could adversely affect Swvl’s reputation and brand or public perception of the ridesharing industry as a whole, which could negatively affect demand for Swvl’s platform and potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could harm Swvl’s business, financial condition and operating results.

Changes to Swvl’s pricing could adversely affect its ability to attract or retain qualified drivers and riders to use its platform.

Demand for Swvl’s offerings is sensitive to the price of rides. Many factors, including operating costs, legal and regulatory requirements or constraints and Swvl’s current and future competitors’ pricing and marketing strategies, could significantly affect Swvl’s pricing strategies. Competitors may offer, or may in the future offer, lower-priced or a broader range of offerings or use marketing strategies that enable them to attract or retain qualified drivers and riders at a lower cost than Swvl does.

Swvl uses pricing algorithms to set prices depending on the route, time of day and expected rates of Utilization. In the past, Swvl has made pricing changes and spent significant resources on marketing rider incentives, and there can be no assurance that Swvl will not be forced, through competitive pressures, regulation or otherwise, to reduce the price of rides for riders, to increase the rates Swvl offers for driver services or to increase Swvl’s marketing and other expenses to attract and retain qualified drivers and riders using its platform.

Furthermore, the economic sensitivity of drivers and riders using Swvl’s platform may vary by geographic location, and as Swvl expands into new markets, its pricing methodologies may not enable it to compete effectively in these locations. Local regulations may affect Swvl’s pricing in certain geographic locations, which could amplify these effects. For example, Swvl and other ridesharing companies have made commitments to the Egyptian Competition Authority not to set prices below certain profitability benchmarks with respect to their B2C ridesharing offerings in Egypt. Swvl has launched, and may in the future launch, new pricing strategies and initiatives, such as subscription packages and driver or rider loyalty programs. Swvl has also modified, and may in the future modify, existing pricing methodologies, such as its up-front pricing policy. Any of the foregoing actions may not ultimately be successful in attracting and retaining qualified drivers and riders.

Any actual or perceived security or privacy breach could interrupt Swvl’s operations and adversely affect its reputation, brand, business, financial condition and operating results. Swvl has previously experienced a data breach that resulted in the exposure of customer information.

Swvl’s business involves the collection, storage, transmission and other processing of Swvl’s users’ personal and other sensitive data. An increasing number of organizations, including large online and off-line merchants and businesses, other large Internet companies, financial institutions and government institutions, have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched, Swvl may be unable to anticipate, detect or prevent these attacks. Swvl has previously experienced a data breach. In July 2020, unauthorized parties gained access to a Swvl database containing identifiable information of its riders by exploiting a breach in certain third-party software used by Swvl. While such breach has not had a material impact on Swvl’s business or operations and Swvl has since implemented measures designed to restrict any similar data breach, unauthorized parties may in the future gain access to Swvl’s systems or facilities through various means, including gaining unauthorized access into Swvl’s systems or facilities or those of Swvl’s service providers, partners or users on Swvl’s platform, or attempting to fraudulently induce Swvl’s employees, service providers, partners, users or others into disclosing rider names, passwords, payment card information or other sensitive information, which may in turn be used to access Swvl’s information technology systems, or attempting to fraudulently induce Swvl’s employees, partners or others into manipulating payment information, resulting in the fraudulent transfer of funds to criminal actors. In addition, users on Swvl’s platform could have vulnerabilities on their own mobile devices that are entirely unrelated to Swvl’s systems and platform, but could mistakenly attribute their own vulnerabilities to Swvl. Further, breaches experienced by other companies may also be leveraged against Swvl. For example, credential stuffing and ransomware attacks are becoming increasingly common, and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect.

Although Swvl has developed systems and processes that are designed to protect users’ data, prevent data loss and prevent other privacy or security breaches, these measures cannot guarantee security. Swvl’s information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access Swvl’s users’ payment card data and other personal information that are accessible through those systems. Swvl is still a growing company and may not have sufficient dedicated personnel or internal oversight to detect, identify, and respond to all privacy or security incidents. Additionally, as Swvl expands its operations, including sharing data with third parties or continuing the work-from-home practices of its employees (including increased use of video conferencing), Swvl’s exposure to cyberattacks or security breaches may increase. Further, employee error, malfeasance or other errors in the storage, use or transmission of personal information could result in an actual or perceived privacy or security breach or other security incident. Although Swvl has policies restricting the access to the personal information it stores, these policies may be breached or prove inadequate.

Any actual or perceived breach of privacy or security could interrupt Swvl’s operations, result in Swvl’s platform being unavailable, result in loss or improper disclosure of data, result in fraudulent transfer of funds, harm Swvl’s reputation and brand, damage Swvl’s relationships with strategic partners and third-party service providers, result in significant legal, regulatory and financial exposure and lead to loss of driver or rider confidence in, or decreased use of, Swvl’s platform, any of which could adversely affect Swvl’s business, financial condition and operating results. Any breach of privacy or security impacting any entities with which Swvl may share or disclose data could have similar effects. Further, any cyberattacks or security and privacy breaches directed at Swvl’s competitors could reduce confidence in the ridesharing industry as a whole and, as a result, reduce confidence in Swvl.

Additionally, responding to any privacy or security breach, including defending against claims, investigations or litigation in connection with any privacy or security breach, regardless of their merit, could be costly and divert management’s attention. Swvl does not currently maintain any insurance to cover security breaches and incidents or losses relating to its network systems or operations. As a result, the successful assertion of one or more large claims against Swvl could have an adverse effect on Swvl’s reputation, brand, business, financial condition and operating results.

Defects, errors or vulnerabilities in Swvl’s applications, backend systems or other technology systems and those of third-party technology providers could harm Swvl’s reputation and brand and adversely impact Swvl’s business, financial condition and operating results.

The software underlying Swvl’s platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. The third-party software that Swvl incorporates into its platform may also be subject to errors or vulnerability. Any errors or vulnerabilities discovered in Swvl’s code or third-party software could result in negative publicity, loss of users, loss of revenue and access or other performance issues. Such vulnerabilities could also be exploited by malicious actors and result in exposure of data of users on Swvl’s platform, or otherwise result in a data breach. Swvl may need to expend significant financial and development resources to analyze, correct, eliminate or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, defects or vulnerabilities could adversely affect Swvl’s business, financial condition and operating results as well as negatively impact Swvl’s reputation or brand.

Swvl relies on various third-party product and service providers and if such third parties do not perform adequately or terminate their relationships with Swvl, Swvl’s costs may increase and its business, financial condition and operating results could be adversely affected.

Swvl’s success depends in part on its relationships with third-party product and service providers. For example, Swvl relies on third-parties to fulfill various marketing, web hosting, payment, communications and data analytics services to support Swvl’s platform. If any of Swvl’s partners terminates its relationship with Swvl, including as a result of COVID-19-related impacts to their business and operations or for competitive reasons, or refuses to renew its agreement on commercially reasonable terms, Swvl would need to find an alternate provider, and may not be able to secure similar terms or replace such providers in an acceptable time frame. While Swvl does not own or operate vehicles, in the event that vehicle manufacturers issue recalls or the supply of vehicles or automotive parts is interrupted, including as a result of public health crises, such as the COVID-19 pandemic, affecting the vehicles operating on Swvl’s platform, the availability of vehicles on Swvl’s platform could become constrained.

In addition, Swvl’s business may be adversely affected to the extent the software and services used by Swvl’s third-party service providers do not meet expectations, contain errors or vulnerabilities, are compromised or experience outages. Swvl cannot be certain that its licensors are not infringing the intellectual property rights of others or that the suppliers and licensors have sufficient rights to the technology in all jurisdictions in which Swvl may operate. If Swvl is unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against suppliers, licensors or Swvl itself, or if Swvl is unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, Swvl’s ability to develop its platform containing that technology could be severely limited and its business could be harmed. If Swvl is unable to obtain necessary technology from third parties, it may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards. This would limit and delay Swvl’s ability to provide new or competitive offerings and increase Swvl’s costs. If alternate technology cannot be obtained or developed, Swvl may not be able to offer certain functionality as part of its offerings, which could adversely affect Swvl’s business, financial condition and operating results.

Any of these risks could increase Swvl’s costs and adversely affect Swvl’s business, financial condition and operating results. Further, any negative publicity related to any of Swvl’s strategic partners and third-party service providers, including any publicity related to quality standards or safety concerns, could adversely affect Swvl’s reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

If Swvl fails to effectively predict rider demand, to set pricing and routing accordingly or to run routes that are consistent with the availability of drivers using its platform, Swvl’s business, financial condition and operating results could be adversely affected.

Swvl relies on its proprietary technology to predict and dynamically update routing in response to changes in demand, to optimize pricing in response to such demand and to maximize per-vehicle Utilization. If Swvl is unable to effectively predict and meet rider demand and to update its routing and pricing accordingly, Swvl may lose ridership and its revenues may decrease. In addition, riders’ price sensitivity varies by geographic location, among other factors, and if Swvl is unable to effectively account for such variability in its pricing methodologies, its ability to compete effectively in these locations could be adversely affected. Swvl’s success also depends, in part, on its ability to match route plans with the availability and preferences of the drivers using its platform. If Swvl is unable to determine and allocate routes in a manner consistent with the availability and preferences of such drivers, drivers may reduce or discontinue their participation on Swvl’s platform and may use competitors’ platforms. Any of the foregoing risks could adversely impact Swvl’s business, financial condition and operating results.

If Swvl is not able to successfully develop new offerings on its platform and enhance its existing offerings, Swvl’s business, financial condition and operating results could be adversely affected.

Swvl’s ability to attract new qualified drivers and new riders, retain existing qualified drivers and existing riders and increase utilization of its offerings will depend in part on its ability to successfully create and introduce new offerings and to improve upon and enhance existing offerings. As a result, Swvl may introduce significant changes to its existing offerings or develop and introduce new and unproven offerings. If any of Swvl’s new or enhanced offerings are unsuccessful, including as a result of any inability to obtain and maintain required permits or authorizations or other regulatory constraints or because they fail to generate sufficient return on Swvl’s investments, Swvl’s business, financial condition and operating results could be adversely affected.

Furthermore, new driver or rider demands regarding platform features, the availability of superior competitive offerings or a deterioration in the quality of Swvl’s offerings or ability to bring new or enhanced offerings to market quickly and efficiently could negatively affect the attractiveness of Swvl’s platform and the economics of Swvl’s business, requiring it to make substantial changes to and additional investments in its offerings or business model. In addition, Swvl frequently experiments with and tests different offerings and marketing strategies. If these experiments and tests are unsuccessful, or if the offerings and strategies Swvl introduces based on the results of such experiments and tests do not perform as expected, Swvl’s ability to attract new qualified drivers and new riders, retain existing qualified drivers and existing riders and maintain or increase utilization of Swvl’s offerings may be adversely affected.

Swvl’s market is characterized by rapid technology change, particularly across the SaaS and TaaS offerings, which require it to develop new products and product innovations, and any delays in such development could adversely affect market adoption of Swvl’s products and its financial results. Developing and launching new offerings or enhancements to the existing offerings on Swvl’s platform, such as Swvl’s launch of its TaaS offering in 2020 and its anticipated launch of its SaaS offering for use by corporate customers and other third parties, involves significant risks and uncertainties, including risks related to the reception of such offerings by existing and potential future drivers and riders, increases in operational complexity, unanticipated delays or challenges in implementing such offerings or enhancements, increased strain on Swvl’s operational and internal resources (including an impairment of Swvl’s ability to accurately forecast rider demand and the number of drivers using Swvl’s platform) and negative publicity in the event such new or enhanced offerings are perceived to be unsuccessful. Swvl intends to continue to scale its business rapidly, and significant new initiatives have in the past resulted in, and in the future may result in, operational challenges affecting Swvl’s business.

In addition, developing and launching new offerings and enhancements to Swvl’s existing offerings may involve significant up-front capital investments. Such investments may not generate a positive return on investment. Further, from time to time Swvl may reevaluate, discontinue and/or reduce these investments and decide to discontinue one or more of its offerings. Any of the foregoing risks and challenges could negatively impact Swvl’s ability to attract and retain qualified drivers and riders, its ability to increase utilization of its offerings and its visibility into expected operating results, and could adversely affect Swvl’s business, financial condition and operating results. Additionally, Swvl’s near-term operating results may be impacted by long-term investments in the future.

Swvl may require additional capital to support the growth of its business, which capital may not be available on terms acceptable to it, or at all.

Since commencing operations in 2017, Swvl has funded its operations and capital expenditures primarily through equity issuances, convertible note issuances and cash generated from operations. To support and grow its business, Swvl must have sufficient capital to continue to make significant investments in new and existing offerings (including by continuing to offer discounts and promotions to riders and drivers) and to fund potential acquisitions. The rapid growth of Swvl’s business has increased Swvl’s use of and need for capital, and Swvl may be required to secure additional financing to continue to grow, both organically and inorganically. If Swvl raises additional funds through the issuance of equity or equity-linked securities in the future, existing shareholders could experience significant dilution.

As disclosed elsewhere in this proxy statement/prospectus, since the entry by Swvl into the Business Combination Agreement, Swvl has issued $66.5 million of Swvl Exchangeable Notes, the majority of which has consisted of existing PIPE Investors effectively pre-funding their existing subscription commitments. The Swvl Exchangeable Notes, which will be exchanged for Holdings Common Shares A concurrently with the closing of the Company Merger at an exchange price of $8.50 per share (or, with respect to the $20.0 million Swvl Exchangeable Note issued on January 12, 2022 and the $1.0 million Swvl Exchangeable Note issued to R Capital, LLC on January 31, 2022, $9.10 per share), have provided Swvl with access to necessary capital to support and grow its business during the pendency of the Transactions.

Additionally, as disclosed elsewhere in this proxy statement/prospectus, SPAC, Holdings and, in some case, Swvl have entered into PIPE Subscription Agreements with a number of PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, and Holdings has agreed to sell to the PIPE Investors in a private placement, Holdings Common Shares A for a purchase price of $10.00 per share, representing an aggregate purchase price of $55 million. While the purchase and sale of Holdings Common Shares A pursuant to the PIPE Subscription Agreements is generally expected to occur substantially concurrently with the Closing, the PIPE Subscription Agreement with EBRD, representing $10 million of Holdings Common Shares A, is additionally conditioned on the entry into an investment framework agreement between EBRD and Holdings. As a result, it is possible that the closing of the sale of Holdings Common Shares A under EBRD’s PIPE Subscription Agreement may not occur until after the Closing or at all. Any delay in or failure to close such sale may result in Swvl needing to seek additional and alternative sources of financing earlier than expected. Such financing may not be available on favorable terms, or at all. In such case, Swvl may not be able to continue to make investments at the rate necessary to sustain Swvl’s growth.

Swvl’s ability to obtain financing in the future will depend upon, among other things, Swvl’s development efforts, business plans and operating performance and the condition of the capital markets at the time Swvl seeks such financing. Additionally, COVID-19 may impact Swvl’s access to capital and make raising additional capital more difficult or available only on less favorable terms. Swvl cannot be certain that additional financing will be available to it on favorable terms, or at all. If Swvl is unable to obtain adequate financing or financing on terms satisfactory to it or within the timeframe it requires, its ability to continue to support its business growth and to respond to business challenges could be significantly limited, and Swvl’s business, financial condition and operating results could be adversely affected.

Swvl’s metrics and estimates, including the key metrics included in this proxy statement/prospectus, are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm Swvl’s reputation and negatively affect Swvl’s business, financial condition and operating results.

Swvl regularly reviews and may adjust its processes for calculating the metrics used to evaluate growth, measure performance and make strategic decisions. These metrics, including Utilization, avoided emissions and driver retention rates, among others, which are calculated using internal company data and have not been evaluated by a third-party. Swvl’s metrics may differ from estimates published by third parties or from similarly titled metrics of Swvl’s competitors due to differences in methodology or the assumptions on which

Swvl relies, and Swvl may make material adjustments to its processes for calculating its metrics in order to enhance accuracy, because better information becomes available or other reasons, which may result in changes to such metrics. The estimates and forecasts Swvl discloses relating to the size and expected growth of Swvl’s addressable market may prove to be inaccurate. Even if the markets in which Swvl competes meet the size estimates and growth Swvl has forecasted, Swvl’s business could fail to grow at similar rates, if at all. Additionally, while Swvl may at times create and publish metrics or other disclosures regarding ESG matters, many of the statements in those voluntary disclosures are based on expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain given the long timelines involved and the lack of an established single approach to identify, measuring, and reporting on many ESG matters. If investors or analysts do not consider Swvl’s metrics to be accurate representations of its business, or if Swvl discovers material inaccuracies in its metrics, then Swvl’s business, financial condition and operating results could be adversely affected.

Swvl’s marketing efforts to help grow its business may not be effective.

Promoting awareness of Swvl’s offerings is important to Swvl’s ability to grow its business and to attract new qualified drivers and riders and can be costly. Swvl believes that much of the growth in its rider base and the number of drivers using its platform is attributable to its paid marketing initiatives. Swvl’s marketing efforts currently include offline marketing (such as billboard advertisements and in-person promotional events), online marketing (such as social media and Internet-driven advertising campaigns), and partnerships with other businesses, through which Swvl offers promotions and other incentives to the customers of such businesses. As Swvl expands its business into new markets, its marketing initiatives may become increasingly expensive, and generating a meaningful return on those initiatives may be difficult. Even if Swvl successfully increases revenue due to its paid marketing efforts, such an increase may not offset the additional marketing expenses Swvl incurs.

If Swvl’s marketing efforts are not successful in promoting awareness of Swvl’s offerings or attracting new qualified drivers, riders, or corporate customers, or if Swvl cannot cost-effectively manage its marketing expenses, Swvl’s operating results and financial condition could be adversely affected. If Swvl’s marketing efforts successfully increase awareness of its offerings, this could also lead to increased public scrutiny of its business and increase the likelihood of third parties bringing legal proceedings against Swvl. Any of the foregoing risks could harm Swvl’s business, financial condition, and operating results.

Any failure to offer high-quality user support may harm Swvl’s relationships with users and could adversely affect Swvl’s reputation, brand, business, financial condition, and operating results.

Swvl’s ability to attract and retain drivers, riders and corporate customers to use its platform depends partly on the ease and reliability of its offerings, including its ability to provide high-quality support. Riders, drivers and other users of Swvl’s platform depend on Swvl’s support services to resolve any issues relating to its offerings, such as issues relating to payments or reporting a safety incident. Swvl’s ability to provide adequate and timely support is dependent on its ability to automate support services for simple issues (such as route inquiries) and, for other issues, to retain and deploy third-party service providers who are qualified to support users and sufficiently knowledgeable regarding Swvl’s offerings. As Swvl continues to grow its business and improve and expand its offerings, it will face challenges in providing quality support services at scale. As Swvl expands its offerings into new territories, it will be required to provide support services specific to its offerings and the needs of users in the applicable market. Furthermore, the COVID-19 pandemic may impact Swvl’s ability to provide adequate and timely support (such as a decrease in the availability of service providers and an increase in response time). Any failure to provide high-quality user support, or a market perception that Swvl does not offer high-quality support, could adversely affect Swvl’s reputation, brand, business, financial condition and operating results.

Systems failures and resulting interruptions in the availability of Swvl’s website, applications, platform, or offerings could adversely affect Swvl’s business, financial condition, and operating results.

Swvl’s systems, or those of the third parties upon which Swvl relies, may experience service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware or other events. Swvl’s systems may also be subject to break-ins, sabotage, theft and intentional acts of vandalism, including by Swvl’s employees. Some of Swvl’s systems are not fully redundant, and Swvl’s disaster recovery planning may not be sufficient for all eventualities. Any business interruption insurance that Swvl obtains in the future may not be adequate to cover all of Swvl’s losses that may result from interruptions in Swvl’s service due to systems failures and similar events.

Swvl may experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of Swvl’s offerings. These events could result in loss of revenue. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of Swvl’s offerings could adversely affect Swvl’s business and reputation and could result in the loss of users. Moreover, to the extent that any system failure or similar event results in harm to the users using its platform, Swvl may make voluntary payments to compensate for such harm or the affected users could seek monetary recourse or contractual remedies from Swvl for their losses and such claims, even if unsuccessful, would likely be time-consuming and costly for Swvl to address.

Swvl’s business could be adversely impacted by changes in users’ access to the Internet and mobile devices or unfavorable changes in, or Swvl’s failure to comply with, existing or future laws governing the Internet and mobile devices.

Swvl’s business depends on users’ access to its platform via the Internet and mobile devices. Swvl operates in and plans to expand into markets that may have low levels of Internet penetration or provide limited Internet connectivity in some areas. The price of mobile devices and Internet access may limit Swvl’s potential growth in such markets. Internet infrastructure in such markets may not support, and may be disrupted by, continued growth in the number of Internet users, their frequency of use or their bandwidth requirements. Any such failure in Internet or mobile device accessibility, even for a short period, could adversely affect Swvl’s business, financial condition, or operating results.

Swvl is subject to several laws and regulations specifically governing the Internet and mobile devices that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the Internet and Swvl’s offerings, require Swvl to change its business practices, or raise compliance costs or other costs of doing business. These laws and regulations, which continue to evolve, cover taxation, privacy and data protection, pricing, copyrights, mobile and other communications, advertising practices, consumer protections, online payment services, and the characteristics and quality of offerings, among other things. Any failure, or perceived failure, by Swvl to comply with any of these laws or regulations could result in damage to Swvl’s reputation and brand, a loss of users, and fines or proceedings by governmental agencies, any of which could adversely affect Swvl’s business, financial condition and operating results.

Swvl relies on mobile operating systems and application marketplaces to make its mobile applications available to the drivers and riders using its platform. If Swvl does not effectively operate with or receive favorable placements within such application marketplaces and maintain high user reviews, Swvl’s usage or brand recognition could decline and Swvl’s business, financial results and operating results could be adversely affected.

Swvl depends in part on mobile operating systems, such as Android and iOS, and their respective application marketplaces to make its applications available to drivers and riders using its platform. Any changes in such systems and application marketplaces that degrade the functionality of Swvl’s applications or give preferential treatment to competitors’ applications could adversely affect the usage of Swvl’s platform. If such mobile operating systems or application marketplaces limit or prohibit Swvl from making its applications available to drivers and riders, make changes that degrade the functionality of Swvl’s applications, increase the cost of using its applications, impose terms of use unsatisfactory to Swvl or modify their search or ratings algorithms in ways that are detrimental to it, or if the placement of competitors in such mobile operating systems’ application marketplaces is more prominent than the placement of Swvl’s applications, overall growth in Swvl’s rider or driver base could slow. Swvl’s applications have experienced fluctuations in number of downloads in the past, and Swvl anticipates fluctuations in the future. Any of the foregoing risks could adversely affect Swvl’s business, financial condition and operating results.

As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support Swvl’s platform or effectively roll out updates to Swvl’s applications. Additionally, Swvl needs to ensure that its offerings are designed to work effectively with a range of mobile technologies, systems, networks, and standards to deliver high-quality applications. Swvl may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance the experience of drivers and riders. If drivers or riders on Swvl’s platform encounter any difficulty accessing or using Swvl’s applications on their mobile devices, or if Swvl is unable to adapt to changes in popular mobile operating systems, Swvl’s business, financial condition, and operating results could be adversely affected.

Swvl depends on the interoperability of its platform across third-party applications and services that Swvl does not control.

Swvl’s platform integrates with various communications, ticketing, payment and social media vendors. As Swvl’s offerings expand and evolve, its platform may have an increasing number of integrations with other third-party applications, products and services. Third-party applications, products, and services are constantly evolving, and Swvl may not be able to maintain or modify its platform to ensure its compatibility with third-party offerings following development changes. In addition, some of Swvl’s competitors or third-parties upon which Swvl relies may take actions that disrupt the interoperability of Swvl’s platform with their products or services or exert strong business influence on Swvl’s ability to operate and distribute its platform or the terms on which it does so. As Swvl’s respective products evolve, Swvl expects the types and levels of competition to increase. Should any of Swvl’s competitors or other third-parties modify their products, standards or terms of use in a manner that degrades the functionality or performance of Swvl’s platform or is otherwise unsatisfactory to Swvl or gives preferential treatment to competitive products or services, Swvl’s products, platform, business, financial condition and operating results could be adversely affected.

If Swvl is unable to make acquisitions and investments or successfully integrate them into its business, or if Swvl enters into strategic transactions that do not achieve its objectives, Swvl’s business, financial condition and operating results could be adversely affected.

As part of its business strategy, Swvl may consider various potential strategic transactions, including acquisitions of businesses, new technologies, services and other assets and strategic investments that complement Swvl’s business. As Swvl grows, it also may explore investments in new technologies, which Swvl may develop or other parties may develop. There is no assurance that such acquired businesses will be successfully integrated into Swvl’s business or generate substantial revenue, or that Swvl’s investments in other technologies will generate returns for its business.

Acquisitions involve numerous risks, any of which could harm Swvl’s business and negatively affect Swvl’s business, financial condition and operating results, including:

•	intense competition for suitable acquisition targets, which could increase acquisition costs and adversely affect Swvl’s ability to consummate transactions on favorable or acceptable terms;

•	failure or material delay in consummating a transaction;

•	transaction-related lawsuits or claims;

•	Swvl’s ability to successfully obtain indemnification;

•	difficulties in integrating the technologies, operations, existing contracts, and personnel of an acquired company;

•	difficulties in retaining key employees or business partners of an acquired company;

•	diversion of financial and management resources from existing operations or alternative acquisition opportunities;

•	failure to realize the anticipated benefits or synergies of a transaction;

•

failure to identify the problems, liabilities, or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, data privacy, cybersecurity, regulatory compliance practices, litigation, revenue recognition or other accounting practices, or employee or user issues;

•	risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;

•	theft of Swvl’s trade secrets or confidential information that Swvl shares with potential acquisition candidates;

•	risks that an acquired company or investment in new offerings cannibalizes a portion of Swvl’s existing business; and

•	adverse market reaction to an acquisition.

In addition, Swvl may divest businesses or assets or enter into joint ventures, strategic partnerships or other strategic transactions. These types of transactions also present certain risks. For example, Swvl may not achieve the desired strategic, operational, and financial benefits of a divestiture, partnership, joint venture, or other strategic transaction. Further, during the pendency of a divestiture or the integration or separation process of any strategic transaction, Swvl may be subject to risks related to a decline in business or a loss of employees, customers, or suppliers.

If Swvl fails to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services and other assets, strategic investments or other transactions, or if Swvl fails to integrate such acquisitions or investments successfully, or if it is unable to successfully complete other transactions or such transactions do not meet its strategic objectives, its business, financial condition and operating results could be adversely affected.

Swvl’s acquisitions of controlling interests in Shotl and Viapool may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’s attention from Swvl’s existing business, among other things.

On August 19, 2021, Swvl announced a definitive agreement to acquire a controlling interest in Shotl Transportation, S.L. (“Shotl”), a mass transit platform that partners with municipalities and corporations to provide on-demand bus and van services across Europe, South America and the Asia-Pacific region. The transaction closed on November 19, 2021.

On November 16, 2021, Swvl announced a definitive agreement to acquire a controlling interest in Viapool Inc. (“Viapool”), a mass transit platform currently operating in Buenos Aires, Argentina and Santiago, Chile. The transaction closed on January 14, 2022.

Integration of the Shotl and Viapool businesses and operations with Swvl’s existing business and operations will be a complex, time-consuming and costly process, particularly given that the acquisition will significantly diversify the geographic areas in which Swvl operates. Failure to successfully integrate the Shotl and Viapool businesses and operations with Swvl’s existing business and operations in a timely manner may have a material adverse effect on Swvl’s business, financial condition, results of operations and cash flows. Similarly, Swvl’s ongoing acquisition program exposes it to integration risks as well. The difficulties of combining the acquired operations include, among other things:

•	failure to realize expected profitability, growth or accretion;

•	integrating additional Swvl Business offerings into Swvl’s existing operations;

•	coordinating geographically disparate organizations, systems and facilities;

•	attracting sufficient platform users in Europe, Brazil, Japan, Argentina and Chile;

•	operating in several new jurisdictions and municipalities with unique laws and regulations;

•	consolidating corporate, technological and administrative functions;

•	the diversion of management’s attention from other business concerns;

•	rider loss from the acquired businesses; and

•	potential environmental or regulatory liabilities and title problems.

In addition, Swvl may not realize all of the anticipated benefits from its acquisition of controlling interests in Shotl and Viapool, such as cost savings and revenue enhancements, for various reasons, including the fact that Swvl’s diligence was of a limited scope and performed by third party business consultants (and with respect to Shotl, solely with respect to Shotl’s business in Spain), difficulties integrating operations and personnel, higher costs, COVID-19 related interruption, unknown liabilities and fluctuations in markets.

Swvl does not have written contractual arrangements in place with certain of its historically material customers.

Swvl has provided, and continues to provide, TaaS services to certain corporate customers without a written contract governing such arrangement. These non-contractual arrangements with TaaS customers made up approximately 3%, 6% and 10% of Swvl’s revenue in each of fiscal year 2019, fiscal year 2020 and the first half of fiscal year 2021, respectively. While the counterparties have performed under such arrangements without any material disputes, in the event of a dispute the lack of a written contract could make it particularly difficult for Swvl to enforce its rights under the arrangement, if at all. Swvl is in the process of entering into definitive documentation to govern its relationships with such corporate customers and is setting up internal procedures to ensure that future relationships are governed by written contractual arrangements at the outset. As a result, Swvl expects to be able to reduce the percentage of revenue attributable to TaaS customers without contractual arrangements over time. However, there is no guarantee that existing TaaS customers will agree to enter into definitive documentation, and there are no assurances entry into such definitive documentation would allow Swvl to enforce claims against such counterparties for actions taken prior to entry into such agreements.

Swvl’s business could be adversely affected by natural disasters, public health crises, political crises, economic downturns, or other unexpected events.

A natural disaster, such as an earthquake, fire, hurricane, tornado or flood, or significant power outage, could disrupt Swvl’s operations, mobile networks, the Internet or the operations of Swvl’s third-party technology providers. In addition, any public health crises, other epidemics, political crises, such as terrorist attacks, war and other political or social instability, or other catastrophic events could adversely affect Swvl’s operations or the economy as a whole. Moreover, the likelihood of such events may increase as a result of climate change or other systemic impacts. The impact of such events or other disruption to Swvl or its third-party providers’ abilities could result in decreased demand for Swvl’s offerings or a disruption in the provision of Swvl’s offerings, which could adversely affect Swvl’s business, financial condition and operating results.

Swvl’s business, financial condition and operating results are also subject to general economic conditions in the markets in which it operates. Any deterioration of economic conditions in such markets could lead to, among other things, increased unemployment and decreased consumer spending and commercial activity. As a result, demand for Swvl’s platform by riders and drivers may decline. Swvl cannot predict the timing or duration of any economic slowdown or subsequent economic recovery in the markets in which it operates or intends to operate. An economic downturn resulting in a prolonged recessionary period may adversely affect Swvl’s business, financial condition and operating results

Swvl’s operations are subject to currency volatility and inflation risk.

The U.S. dollar is Swvl’s presentation currency as a group. Swvl also derives revenues and incurs expenses in other currencies relevant to each country of operations, including Egyptian pounds, Pakistani rupees, and Kenyan shillings. Swvl is therefore subject to foreign currency exchange fluctuations through both translation risk and transaction risk. As a result, Swvl is exposed to the risk that these currencies may appreciate relative to the U.S. dollar or, if such currencies devalue relative to the dollar, that inflation rates may exceed the speed of devaluation, or that the timing of such depreciation may lag behind inflation. The dollar cost of Swvl’s operations would increase in any such event, and Swvl’s dollar-denominated operating results would be adversely affected.

Risks Related to Regulatory, Legal and Tax Factors Affecting Swvl

Swvl has identified material weaknesses in its internal control over financial reporting. If for any reason Swvl is unable to remediate these material weaknesses and otherwise to maintain proper and effective internal controls over financial reporting in the future, Swvl’s ability to produce accurate and timely consolidated financial statements may be impaired, which may harm Swvl’s operating results, Swvl’s ability to operate its business or investors’ views of Swvl.

Prior to the Business Combination, Swvl has operated as a private company with the size of accounting and financial reporting personnel, and other resources with which to address its internal controls over financial reporting, being in line with early-stage private companies. In connection with the preparation of its financial statements as of and for the year ended December 31, 2020, Swvl and its independent registered public accounting firm identified material weaknesses in Swvl’s internal control over financial reporting related to (1) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience, (2) a lack of sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (3) the design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of Swvl’s consolidated financial statements.

The Public Company Accounting Oversight Board has defined a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Swvl’s financial statements will not be prevented or detected on a timely basis.

Swvl has developed and is in the process of implementing a remediation plan to address these control deficiencies, which will address the underlying causes of Swvl’s material weaknesses. As part of Swvl’s remediation plan, Swvl has hired additional qualified personnel within its finance and accounting functions who are experienced in IFRS and SEC reporting, in addition to starting to conduct training for Swvl personnel with respect to IFRS and SEC financial reporting. Swvl is establishing more robust processes to support its internal control over financial reporting, including sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements. Furthermore, with respect to the effectiveness of Swvl’s IT general controls, Swvl is establishing formal processes and controls for information systems that are key to the preparation of its consolidated financial statements, including access and change controls. In the near term, Swvl has engaged external advisors who are providing financial accounting assistance, in addition to evaluating the design, implementation and operating effectiveness of its internal controls over financial reporting. If these measures are ineffective, Swvl may be unable to remediate these issues in the anticipated timeframe, which may have an adverse effect on Swvl’s operating results, Swvl’s ability to operate its business or investors’ views of Swvl.

Swvl was not required to perform an evaluation of internal control over financial reporting as of December 31, 2020 in accordance with the provisions of the Sarbanes-Oxley Act because Swvl was a private company during that period. Had such an evaluation been performed, additional control deficiencies may have been identified by Swvl, and those control deficiencies may have also represented one or more material weaknesses

Uncertainties with respect to the legal systems in the jurisdictions in which Swvl operates, including changes in laws and the adoption and interpretation of new laws and regulations, could adversely affect Swvl’s business, financial condition and operating results.

At present, Swvl conducts the majority of its operations in Egypt, Pakistan and Kenya, but it currently operates in seven countries (not including the countries of operation of Shotl and Viapool, two companies which Swvl acquired controlling interests in November 2021 and January 2022, respectively) and intends to operate in 20 countries by 2025. There are, and will likely continue to be, substantial uncertainties regarding the interpretation and application of laws and regulations in the jurisdictions in which Swvl operates, including the laws and regulations governing Swvl’s business, the enforcement and performance of contractual arrangements and the protection of intellectual property rights. The legal systems in the countries in which Swvl operates may not be as predictable or developed as that of the United States, and in particular, may not have developed laws and regulations relating to the ridesharing industry. As a result, existing laws and regulations may be applied inconsistently and, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to violate applicable laws and regulations. There can be no assurance that Swvl’s business will not be found to violate applicable laws or regulations in these jurisdictions in the future.

In addition, the jurisdictions in which Swvl has business operations may in the future enact new laws and regulations relating to the Internet, emissions and other environmental matters associated with ridesharing operations, the ridesharing industry generally and the operation of Swvl’s business, and the interpretation and enforcement of such laws may involve significant uncertainties. New laws and regulations that affect Swvl’s existing and proposed future businesses may also be applied retroactively.

Swvl is, and may in the future be, required to hold registrations, licenses, permits and approvals in connection with its business operations. New laws and regulations may be adopted from time to time that require Swvl to obtain registrations, licenses, permits and approvals in addition to those Swvl already holds. Swvl does not hold all of the required licenses and registrations for certain jurisdictions where Swvl operates.

In Egypt, Swvl is subject to Law No. 87 of 2018 and the Executive Regulation by Presidential Decree No. 2180 of 2019 (collectively, “Egyptian Ridesharing Laws”). Pursuant to such Egyptian Ridesharing Laws, Swvl – as well as any other land transport service company in Egypt that utilizes information technology – is required to obtain a license issued by Egypt’s Land Transport Regulatory Authority (the “Egyptian LTRA”). While companies were required under the Egyptian Ridesharing Laws to obtain such licenses by December 12, 2018, the Egyptian LTRA was not established until June 11, 2019, and, to Swvl’s knowledge, it has not yet issued a license to any ridesharing company, including Swvl. On December 12, 2019, Swvl submitted an application to the Egyptian LTRA, seeking the required license. If and when the Egyptian LTRA approves Swvl’s license application, Swvl will be required to pay a licensing fee, which will include a fee associated with the application process and a fee for Swvl’s pre-license operations in Egypt. As a result of Swvl’s current non-compliance with the licensing requirements of the Egyptian Ridesharing Laws, the Egyptian LTRA has imposed monetary fines on drivers using Swvl’s platform, which Swvl expects will continue to be imposed until Swvl’s license application is approved. Swvl has reimbursed, and expects to continue to reimburse, drivers for the costs of such fines, which totaled approximately $190 thousand, $440 thousand and $350 thousand during the years ended December 31, 2019 and December 31, 2020 and the six months ended June 30, 2021, respectively.

In Jordan, Swvl is operating a pilot business-to-consumer program. Although Swvl has been working with relevant authorities to obtain a license in order to run its business-to-consumer platform at a larger commercial scale, the Land Transport Regulatory Commission (the “LTRC”) of Jordan is currently not accepting any license applications, and, as a result, we cannot predict if or when the LTRC license will be obtained.

Other than ordinary course business permits generally applicable to companies operating in each particular jurisdiction and regulations pertaining to foreign investment (described in further detail below), Swvl does not believe it is required to obtain any other registrations, licenses, permits or approvals to conduct its business as presently conducted in each of the other jurisdictions in which it operates. Swvl further believes that it possesses all such business permits, the failure of which to possess would be material to Swvl’s operations as presently conducted in the jurisdictions in which it operates. However, as regulation of the ridesharing industry in these jurisdictions remains under development, new laws and regulations may be adopted or implemented that could increase or otherwise change the requirements applicable to Swvl. In addition, regulators may interpret existing laws and regulations that were not intended to apply to ridesharing businesses to apply to Swvl or its operations. Further, Swvl may expand its operations in the jurisdictions in which it operates in ways that would require additional licenses. In particular, if Swvl were to expand its operations in Saudi Arabia or Malaysia to include business-to-consumer services, which is under evaluation, Swvl would be required to obtain licenses in such jurisdictions. If Swvl fails to obtain any required registrations, licenses, permits or approvals or is otherwise found to be operating its business in a manner that is not compliant with applicable law, Swvl may be subject to fines, revocation of its licenses and permits or other sanctions or be required to discontinue or restrict Swvl’s operations in such jurisdictions. Any such required registrations, licensees, permits and approvals may be difficult for Swvl to obtain. Swvl cannot predict the effect that the interpretation of existing or new laws or regulations may have on Swvl’s business.

In addition, governments in the jurisdictions Swvl operates or intends to operate may restrict or control to varying degrees the ability of foreign investors to invest in businesses located or operating in such jurisdictions. Because Swvl and Holdings are incorporated in the British Virgin Islands, Swvl or Holdings, as the case may be, may be deemed to be foreign investors and therefore be subject to such restrictions or controls. As a result, there may be a risk of loss due to, among other things, expropriation, nationalization or confiscation of assets or the imposition of restrictions on repatriation of capital invested, in each case by the governmental or regulatory agencies empowered in such jurisdictions. While, in some cases, the British Virgin Islands has entered into international investment treaties or agreements designed to encourage and protect investment by BVI persons in foreign jurisdictions, there can be no guarantee that such treaties or agreements will cover the jurisdictions in which Swvl or Holdings operate in or that such treaties or agreements will be fully implemented or effective. In other cases, Swvl is not able to take advantage of certain treaties because it is a British Virgin Islands Company and is therefore exposed to additional risk of such loss.

While Swvl is not aware of any material limitations on foreign investment in the jurisdictions in which it operates, Swvl is required to comply with certain regulations related to such investment. In particular, in Jordan, non-Jordanian investors are restricted from wholly owning any project or business venture that involves certain trade, construction or services activities. While Swvl does not intend to engage in any such activities in Jordan, the organizational documents of the entity that currently conducts Swvl’s operations in Jordan erroneously includes certain restricted activities as potential objectives of such entity. Such entity is in the process of amending its organizational documents such that Swvl will be permitted to acquire and hold all of the equity thereof. In addition, in the United Arab Emirates, foreign investors are required to operate via an onshore licensed entity or an onshore branch of a foreign or free zone entity. Swvl has established such an onshore branch and has obtained the requisite licenses and approvals for such branch’s operations. Swvl may become subject to additional limitations and regulations as it expands its operations in the jurisdictions in which it operates and into new jurisdictions, and such limitations and regulations may impair Swvl’s ability to operate effectively in such jurisdictions.

Any of the foregoing or similar occurrences or developments could significantly disrupt Swvl’s business operations and restrict Swvl from conducting a substantial portion of its business operations in these jurisdictions, which could adversely affect Swvl’s business, financial condition or operating results.

As Swvl expands its offerings, it may become subject to additional laws and regulations, and any actual or perceived failure by Swvl to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect Swvl’s business, financial condition, and operating results.

As Swvl continues to expand its offerings and user base, it may become subject to additional laws and regulations, which may differ or conflict from one jurisdiction to another. Many of these laws and regulations were adopted prior to the advent of Swvl’s industry and related technologies and, as a result, do not contemplate or address the unique issues faced by Swvl’s industry.

Despite Swvl’s efforts to comply with applicable laws, regulations and other obligations relating to its offerings, it is possible that Swvl’s practices, offerings or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations or obligations. Swvl’s failure to comply with such laws, regulations or obligations may result in Swvl being blocked from or limited in providing or operating its products and offerings in such jurisdictions, or it may be required to modify its business model in those or other jurisdictions as a result. Moreover, Swvl’s failure, or the failure by Swvl’s third-party service providers, to comply with applicable laws or regulations or any other obligations relating to Swvl’s offerings, could harm Swvl’s reputation and brand, discourage new and existing drivers and riders from using Swvl’s platform, lead to refunds of rider fares or result in fines or proceedings by governmental agencies or private claims and litigation, any of which could adversely affect Swvl’s business, financial condition and operating results

Swvl is subject to various laws relating to anti-corruption, anti-bribery, anti-money laundering, and countering the financing of terrorism and has operations in certain countries known to experience high levels of corruption. Swvl has not implemented, or has only recently implemented, certain policies and procedures for the operation of its business and compliance with applicable laws and regulations, including policies with respect to anti-bribery and anti-corruption matters and cyber protection.

Swvl is subject to anti-corruption, anti-bribery, and anti-money laundering and countering the financing of terrorism laws in the jurisdictions in which Swvl does business. Swvl will be subject to such laws in other jurisdictions in the future, including, for example, the FCPA. These laws generally prohibit Swvl, its employees and agents from improperly influencing government officials or commercial parties to, among other things, obtain or retain business, direct business to any person, or gain any improper advantage. Under applicable anti-bribery and anti-corruption laws, Swvl could be held liable for acts of corruption and bribery committed by third-party business partners and service providers, representatives, and agents who acted on Swvl’s behalf.

Swvl has operations in, and has business relationships with, entities in countries known to experience high levels of corruption. Swvl and its third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. Swvl is subject to the risk that it could be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries and its and their respective employees, representatives, contractors, and agents, even if Swvl does not authorize such activities. Swvl’s employees from time to time consult or engage in discussions with government officials in the jurisdictions where it operates with respect to potential changes in government policies or laws relating to the mass transit ridesharing industry, which may heighten such anti-corruption-related risks.

In addition, Swvl’s activities in certain countries with high levels of corruption enhance the risk of unauthorized payments or offers of payments by business partners and service providers, employees, or consultants in violation of various anti-corruption laws, including the FCPA, even though the actions of these parties are often outside Swvl’s control. Swvl adopted anti-bribery and anti-corruption policies in September 2020, enhanced its policies in December 2021 and implementation of these policies is ongoing. While these policies are intended to address compliance with such laws, there can be no guarantee that they are or will be fully effective at all times, and Swvl’s employees and agents may take actions in violation of Swvl’s anti-bribery and anti-corruption policies or applicable laws, for which Swvl may be ultimately held responsible. Swvl in the process of reviewing its compliance program to identify areas for enhancements, and Swvl intends to continuously update and improve its compliance program as it expands its operations into new jurisdictions and becomes subject to a larger number of anti-corruption-related laws. However, there remains no guarantee that any such expanded compliance program will be fully effective at all times.

Any violation of applicable anti-bribery, anti-corruption, anti-money laundering, and countering the financing of terrorism laws could result in whistleblower complaints, adverse media coverage, harm to Swvl’s reputation and brand, investigations, imposition of significant legal fees, severe criminal or civil sanctions and disgorgement of profits, suspension or loss of required licenses and permits, exit from an important market, substantial diversion of management’s attention, a drop in Swvl’s share price, or other adverse consequences, any or all of which could have a material and adverse effect on Swvl’s business, financial condition and operating results.

Swvl may be subject to claims, lawsuits, government investigations and other proceedings that adversely affect Swvl’s business, financial condition and operating results.

Swvl has been subject to claims, lawsuits, government investigations and other legal and regulatory proceedings in the ordinary course of business, including those involving labor and employment, commercial disputes and tax matters. Swvl expects to continue to be subject to claims, lawsuits, government investigations and other legal or regulatory proceedings in the ordinary course of business, which may involve any of the foregoing matters as well as licensing and permits, pricing practices, competition, consumer complaints, personal injury, anti-discrimination, intellectual property disputes and other matters, and Swvl may become subject to additional types of claims, lawsuits, government investigations and other legal or regulatory proceedings as Swvl’s business grows and as Swvl deploys new offerings. Moreover, certain liabilities may be imposed by jurisdictions where Swvl operates, including tax liability, which may subject it to regulatory enforcement procedures if it does not or cannot comply.

The results of any such claims, lawsuits, government investigations or other legal or regulatory proceedings cannot be predicted. Any claims against Swvl, whether meritorious or not, could be time-consuming, result in costly litigation, harm Swvl’s reputation, require significant management attention and divert substantial resources. It is possible that a resolution of such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect Swvl’s business, financial condition and operating results. These proceedings could also result in harm to Swvl’s reputation and brand, sanctions, injunctions or other orders requiring a change in Swvl’s business practices. Any of these consequences could adversely affect Swvl’s business, financial condition and operating results. Furthermore, under certain circumstances, Swvl has contractual and other legal obligations to indemnify and to incur legal expenses on behalf of Swvl’s business and commercial partners.

A determination in, or settlement of, any legal proceeding, whether Swvl is a party to such legal proceeding or not, that involves Swvl’s industry could harm Swvl’s business, financial condition and operating results. For example, a determination that classifies a driver of a ridesharing platform as an employee, whether Swvl is a party to such determination or not, could cause Swvl to incur significant expenses or require substantial changes to its business model.

In addition, Swvl regularly includes arbitration provisions in Swvl’s Terms of Service with drivers and riders using Swvl’s platform. These provisions are intended to streamline the dispute resolution process for all parties involved, as arbitration can, in some cases, be faster and less costly than litigating disputes in court. However, arbitration may become more expensive, or the volume of arbitration may increase and become burdensome. The use of arbitration provisions may subject Swvl to certain risks to its reputation and brand, as these provisions have been the subject of increasing public scrutiny in certain jurisdictions.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration across the jurisdictions in which Swvl operates and may operate in the future, there is a risk that some or all of Swvl’s arbitration provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. If Swvl’s arbitration agreements were found to be unenforceable, in whole or in part, or particular claims are required to be exempted from arbitration, Swvl could experience an increase in its costs to litigate disputes and the time involved in resolving such disputes, and Swvl could face increased exposure to potentially costly lawsuits, each of which could adversely affect Swvl’s business, financial condition and operating results.

Failure to protect or enforce Swvl’s intellectual property rights could harm Swvl’s business, financial condition and operating results.

Swvl’s success is dependent in part upon protecting Swvl’s intellectual property rights and technology (such as code, confidential information, data, processes and other forms of information, knowhow and technology). As Swvl grows, it will continue to develop intellectual property that is important for its existing or future business. Swvl relies on a combination of copyright, trademark, service mark, trade secret, know-how and confidential information laws and contractual restrictions to establish and protect Swvl’s intellectual property. However, the steps Swvl takes to protect its intellectual property may not be sufficient and may vary by jurisdiction.

Even if Swvl does detect violations, Swvl may need to engage in litigation to enforce its rights. Any enforcement efforts Swvl undertakes, including litigation, could be time-consuming and expensive and could divert the attention of management. While Swvl takes precautions designed to protect its intellectual property, it may still be possible for competitors and other unauthorized third parties to copy Swvl’s technology, reverse engineer its data and use its proprietary information to create or enhance competing solutions and services, which could adversely affect Swvl’s position in the rapidly evolving and increasingly competitive mass-transit ridesharing industry.

Swvl has not registered any of its intellectual property outside of Egypt. Swvl’s failure to register its brand names or logos in jurisdictions in which it operates could allow competitors to register the same or similar names or logos that confuse potential consumers and/or prevent Swvl from subsequently protecting its names and logos. Some license provisions that protect against unauthorized use, copying, transfer and disclosure of Swvl’s technology may be unenforceable under the laws of certain countries. The laws of some countries do not provide the same level of protection of intellectual property as the laws of the United States, and adequate intellectual property protection may not be available or may be limited in such countries. Swvl’s intellectual property protection and enforcement strategy is influenced by many considerations, including costs, where Swvl has business operations, where Swvl might have business operations in the future, legal protections available in a specific jurisdiction and/or other strategic considerations. As such, Swvl does not have identical or analogous intellectual property protection in all jurisdictions, which could limit Swvl’s freedom to operate as it expands into new jurisdictions. As Swvl expands its offerings into new jurisdictions, its exposure to unauthorized use, copying, transfer and disclosure of proprietary information will likely increase. Swvl may need to expend additional resources to protect, enforce or defend its intellectual property, which could harm Swvl’s business, financial condition or operating results. Swvl may also need to expend additional resources to understand and analyze the varying protections available in different jurisdictions and whether formal protection for intellectual property, such as rights in software, is available, commercially advisable and/or enforceable.

Swvl enters into confidentiality and intellectual property assignment agreements with employees and contractors and enters into confidentiality agreements with third-party providers and corporate customers. There can be no assurance that these agreements will effectively control access to, and use and distribution of, Swvl’s platform and proprietary information. Further, these agreements do not prevent Swvl’s competitors from independently developing technologies that are substantially equivalent or superior to Swvl’s offerings. Competitors and other third parties may also attempt to reverse engineer Swvl’s data, which would compromise Swvl’s trade secrets and other rights.

Swvl may be required to spend significant resources monitoring and protecting its intellectual property rights, and some violations may be difficult or nearly impossible to detect. Litigation to defend and enforce Swvl’s intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of Swvl’s intellectual property. Swvl’s efforts to enforce its intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of Swvl’s intellectual property rights. Swvl’s inability to protect its intellectual property and proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of Swvl’s management’s attention and resources, could impair the functionality of Swvl’s platform, delay introductions of enhancements to Swvl’s platform, result in Swvl substituting inferior or more costly technologies into its platform or harm Swvl’s reputation or brand. In addition, Swvl may be required to license additional technology from third parties to develop and market new offerings or platform features, which may not be on commercially reasonable terms and could adversely affect Swvl’s ability to compete.

The ridesharing industry has also been subject to attempts to steal intellectual property. Although Swvl takes measures to protect its property, if it is unable to prevent the theft of its intellectual property or its exploitation, the value of Swvl’s investments may be undermined and Swvl’s business, financial condition and operating results may be negatively impacted.

Claims by others that Swvl infringed their proprietary technology or other intellectual property rights could harm Swvl’s business, financial condition and operating results.

Companies in the Internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own or otherwise obtained. As Swvl’s public profile grows and the number of competitors in Swvl’s markets increases, and as Swvl continues to develop new technologies and intellectual property, the possibility of intellectual property rights claims against Swvl may grow. From time to time, third parties may assert claims of infringement of intellectual property rights against Swvl. Swvl does not hold any patents. Competitors of Swvl and others may now and in the future have significantly larger and more mature patent portfolios than Swvl has. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom Swvl’s own patents (if and when acquired) may therefore provide little or no deterrence or protection. Many potential litigants, including some of Swvl’s competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights. Any claim of infringement by a third-party, even those without merit, could cause Swvl to incur substantial costs defending against such claim, could distract management’s attention from the operation of Swvl’s business and could require Swvl to cease its use of certain intellectual property. Furthermore, because intellectual property litigation may involve a substantial amount of discovery, Swvl may risk compromising its own confidential information in the course of any such litigation. Swvl may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against Swvl, Swvl may be subject to an injunction or other restrictions that prevent Swvl from using or distributing its intellectual property, or Swvl may agree to a settlement that prevents it from distributing its offerings or a portion thereof, which could adversely affect Swvl’s business, financial condition and operating results.

With respect to any intellectual property rights claim, Swvl may have to seek out a license to continue operations if found to be in violation of such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase Swvl’s operating expenses. Some licenses may be non-exclusive, and therefore Swvl’s competitors may have access to the same technology licensed to Swvl. If a third-party does not offer Swvl a license to its intellectual property on reasonable terms, or at all, Swvl may be required to develop alternative, non-infringing technology or other intellectual property, which could require significant time (during which Swvl would be unable to continue to offer Swvl’s affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect Swvl’s business, financial condition and operating results.

Changes in laws or regulations relating to privacy, data protection or the protection or transfer of personal data, or any actual or perceived failure by Swvl to comply with such laws and regulations or any other obligations relating to privacy, data protection or the protection or transfer of personal data, could adversely affect Swvl’s business.

Swvl receives, transmits and stores a large volume of personally identifiable information and other data relating to the users of Swvl’s platform. Numerous national and international laws, rules and regulations applicable to the jurisdictions in which Swvl operates relate to privacy, data protection and the collection, storing, sharing, use, disclosure and protection of certain types of data. These laws, rules and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement, and may be inconsistent from one jurisdiction to another and may conflict with each other. For example, changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, could greatly increase the cost of providing Swvl’s offerings, require significant changes to Swvl’s operations or even prevent Swvl from providing certain offerings in jurisdictions in which it currently operates and in which it may operate in the future. Further, as Swvl continues to expand its platform offerings and user base, Swvl may become subject to additional privacy-related laws and regulations, such as the General Data Protection Regulation (Regulation (EU) 2016/679) (please see the section entitled “Risk Factors—Risks Related to Regulatory and Legal Factors—Swvl may face particular privacy, data security, and data protection risks if it expands into the European Union or United Kingdom in connection with the GDPR and other data protection regulations”). Additionally, Swvl has incurred, and expects to continue to incur, expenses in an effort to comply with privacy, data protection and information security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

Despite Swvl’s efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that Swvl’s practices, offerings or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations or obligations. Swvl’s failure, or the failure by Swvl’s third-party providers or partners, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access to, or use or release of personally identifiable information or other driver or rider data, or the perception that any of the foregoing types of failure or compromise has occurred, could damage Swvl’s reputation, discourage new and existing drivers and riders from using Swvl’s platform or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect Swvl’s business, financial condition and operating results. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm Swvl’s reputation and brand and adversely affect Swvl’s business, financial condition and operating results.

Swvl may face particular privacy, data security, and data protection risks if it expands into the European Union or United Kingdom in connection with the GDPR and other data protection regulations.

Upon the consummation of Swvl’s acquisition of a controlling interest in Shotl, Swvl began operating in certain European Union (“EU”) member states and the United Kingdom. Expansion into the EU and the United Kingdom or marketing directed to those jurisdictions will subject Swvl and certain personal data it processes to the General Data Protection Regulation (Regulation (EU) 2016/679) (“GDPR”), supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements with significant penalties, and the risk of civil litigation, for noncompliance.

As a result of the Shotl acquisition, Swvl will also be subject to the U.K. General Data Protection Regulation (“U.K. GDPR”) (i.e., a version of the GDPR as implemented into U.K. law). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. The enactment of the GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (including, for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements, and increased fines. The GDPR requirements will likely apply not only to third-party transactions, but also to transfers of information between Swvl and its subsidiaries, including employee information.

As of January 2021 (when the transitional period following Brexit expired), there are two parallel regimes with potentially divergent interpretations and enforcement actions for certain violations. The European Commission adopted an adequacy decision for the U.K., which means that certain aspects of data protection law between the U.K. and EU will remain the same. However, because the U.K.’s Information Commissioner’s Office remains the independent supervisory body regarding the U.K. GDPR but will not be the regulator for any activities under the GDPR, there may be increasing divergence in application, interpretation and enforcement of the data protection law as between the U.K. and the European Economic Area.

As of the date of this filing Swvl is in the process of bringing all of its operations (legacy and post-Shotl acquisition) into compliance with the GDPR. However, Swvl’s efforts to bring all of its practices (or those of its collaborators, service providers, and contractors) into compliance with the GDPR may not succeed for a variety of reasons, including due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Noncompliance could result in the commencement of legal proceedings against Swvl by governmental and regulatory entities or others. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with the GDPR or other applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in litigation, breach notification obligations, regulatory or administrative sanctions, additional cost and liability to Swvl, harm to Swvl’s reputation and brand, damage to its relationships with riders, drivers and corporate customers and have an adverse effect on its business, financial condition and operating results. In particular, under the GDPR, fines of up to €20 million or up to 4% of the annual global revenue of the non-compliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects.

Swvl’s business would be adversely affected if the drivers using its platform were classified as employees.

The classification status of drivers that operate on ridesharing platforms is the subject of ongoing litigation and debate in multiple countries. Certain global ridesharing businesses are currently involved in legal proceedings in multiple jurisdictions, including putative class and collective action lawsuits, charges and claims before administrative agencies, and investigations or audits by labor, social security, and tax authorities, that claim that drivers using their platforms should be treated as employees (or as workers or quasi-employees where those statuses exist) of such companies, rather than as independent contractors.

Swvl classifies the drivers that use its platform as independent contractors or as employees of third parties in certain of the jurisdictions in which Swvl currently operates. However, in certain of the jurisdictions that Swvl operates, such classifications are based on an interpretation of applicable law, and Swvl’s interpretation may be subject to challenge. In particular, in Egypt, as the Egyptian Ridesharing Laws do not require drivers to be classified as employees, any challenge to Swvl’s determination that drivers are not employees would need to be based on principles of Egyptian labor laws. Under such laws, a person is classified as an employee if he or she works in exchange for a salary for an employer and under the employer’s control and supervision. Thus, in assessing whether drivers should be classified as employees in Egypt, Swvl considers, among other things, the level of direct administration and supervision it has over drivers using its platform.

Similarly, in Pakistan, there is no rigid formula or exhaustive list of criteria for determining whether drivers are employees. Instead, courts in Pakistan have articulated general principles and tests for establishing an employer-employee relationship, including whether the supposed employer has a role in the selection and appointment of, and controls and supervises the work of, the supposed employees. Thus, the proper classification has to be ascertained on a case-by-case basis, and courts will take into consideration the facts and circumstances of the engagement. As a result, Swvl itself considers all relevant facts and circumstances, including the level of direct control it exercises over drivers using its platform, in making its determination that such drivers are not employees.

While Swvl believes its classification of drivers as independent contractors in each of the jurisdictions it operates, including in Egypt and Pakistan, is correct, Swvl may in the future be subject to proceedings relating to the classification of drivers using its platform as laws and regulations governing the ridesharing industry, labor and employment develop further (or if interpretations of existing laws and regulations change) and as Swvl expands its business operations in new jurisdictions. Swvl may incur substantial expenses in defending such proceedings. If Swvl is not successful in defending such proceedings, it may be required to pay significant damages to drivers or incur other fines, penalties or sanctions. In addition, if, as a result of legislation or judicial decisions in jurisdictions where the employee-contractor distinction is applicable, Swvl is required to classify drivers as employees in such jurisdictions, Swvl may incur significant additional expenses for compensating drivers or making payments on their behalf, including expenses associated with the application of, as applicable, wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes (direct and indirect), and potential penalties. In such event, Swvl may be required to increase its pricing to offset these additional expenses or to discontinue lower-margin offerings or routes, abandon its efforts to expand into new markets or forego other expenditures, such as marketing or hiring key personnel. As a result, Swvl’s ability to attract new riders and to retain existing riders could be adversely affected and utilization of Swvl’s platform may decrease. Any of the foregoing risks would have an adverse effect on Swvl’s business, financial condition and operating results.

Swvl could be subject to claims from riders, drivers or third parties that are harmed whether or not Swvl’s platform is in use, which could adversely affect Swvl’s brand, business, financial condition and operating results.

Swvl may be subject to claims, lawsuits, investigations and other legal proceedings relating to injuries to, or deaths of, riders, drivers or third-parties that may be attributed to Swvl through its offerings. Swvl may also be subject to claims alleging that Swvl is directly or vicariously liable for the acts of the drivers using its platform or for harm related to the actions of drivers, riders, or third parties, or the management and safety of its platform and assets, including in light of the COVID-19 pandemic and related public health measures issued by various jurisdictions, including travel bans, restrictions, social distancing guidance, and shelter-in-place orders. Swvl may also be subject to personal injury claims whether or not such injury actually occurred as a result of activity on its platform. Swvl may incur expenses to settle personal injury claims, which it may choose to settle for reasons including expediency, protection of its reputation and to prevent the uncertainty of litigating, and Swvl expects that such expenses may increase as its business grows and it faces increasing public scrutiny. Regardless of the outcome of any legal proceeding, any injuries to, or deaths of, any riders, drivers or third parties could result in negative publicity and harm to Swvl’s brand, reputation, business, financial condition and operating results. Swvl’s insurance policies and programs may not provide sufficient coverage to adequately mitigate the potential liability Swvl faces, especially where any one incident, or a group of incidents, could cause disproportionate harm, and Swvl may have to pay high premiums or deductibles for its coverage and, for certain situations, Swvl may not be able to secure coverage at all. Any of the foregoing risks could adversely affect Swvl’s business, financial condition and operating results.

Swvl is subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased, and are likely to continue to increase, both its costs and the risk of non-compliance.

Swvl is subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the BVI and the various countries and cities in which it operates. Swvl’s efforts to comply with new and changing laws and regulations in the jurisdictions in which it operates have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations and changes due to the emerging nature of the markets in which Swvl operates, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to Swvl’s disclosure and governance practices. If Swvl fails to address and comply with these regulations and any subsequent changes, they may be subject to penalty and the business may be harmed.

As a result of plans to expand Swvl’s business operations, including to jurisdictions in which tax laws may not be favorable, Holdings’ obligations may change or fluctuate, become significantly more complex or become subject to greater risk of examination by taxing authorities, any of which could adversely affect Holdings’ after-tax profitability and financial results.

Because Swvl has significant expansion plans, Holdings’ effective tax rate may fluctuate or increase in the future. Future effective tax rates could be affected, possibly materially, by changes in tax laws or the regulatory environment, the recognition of operating losses in jurisdictions where no tax benefit can be recorded under the applicable method of accounting, changes in the composition of operating income across tax jurisdictions, changes in deferred tax assets and liabilities, or changes in accounting and tax standards or practices.

Due to the complexity of multinational tax obligations and filings, Holdings may have a heightened risk related to audits or examinations by the relevant taxing authorities. Outcomes from these audits or examinations could have an adverse effect on Holdings’ after-tax profitability and financial condition. Additionally, various taxing authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Taxing authorities could disagree with Holdings’ intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If Holdings does not prevail in any such disagreements, its profitability may be affected.

Holdings’ after-tax profitability and financial results may also be adversely affected by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect.

Risks Related to Holdings Operating as a Public Company

There has been no public market for Holdings Common Shares A prior to the Business Combination, and there is no guarantee that an active and liquid market will develop.

Prior to the Business Combination, there has been no public market for Holdings Common Shares A, and there can be no assurance that one will develop or be sustained following the Closing. If a market does not develop or is not sustained, it may be difficult for you to sell your Holdings Shares. Public trading markets may also experience volatility and disruption. This may affect the pricing of Holdings’ securities in the secondary market, the transparency and availability of trading prices, the liquidity of Holdings Common Shares A and the extent of regulation applicable to Holdings. None of Swvl, SPAC or Holdings can predict the prices at which Holdings Common Shares A will trade.

In addition, it is possible that, in future quarters, Holdings’ operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of Holdings Common Shares A may decline.

The market price of Holdings Common Shares A could fluctuate significantly, which could result in substantial losses for purchasers of Holdings Common Shares A.

Following the Closing, the market price of Holdings Common Shares A will be affected by the supply and demand for such shares, which may be influenced by numerous factors, many of which are beyond Holdings’ control, including:

•	fluctuation in actual or projected operating results;

•	failure to meet analysts’ earnings expectations;

•	the absence of analyst coverage;

•	negative analyst recommendations;

•	changes in trading volumes in Holdings Common Shares A;

•	changes in Holdings’ shareholder structure;

•	changes in macroeconomic conditions;

•	the activities of competitors;

•	changes in the market valuations of comparable companies;

•	changes in investor and analyst perception with respect to Holdings’ business or the mass-transit ridesharing industry in general; and

•	changes in the statutory framework applicable to Holdings’ business.

As a result, the market price of Holdings Common Shares A may be subject to substantial fluctuation.

In addition, general market conditions and fluctuation of share prices and trading volumes could lead to pressure on the market price of Holdings Common Shares A, even if there may not be a reason for this based on Holdings’ business performance or earnings outlook. Furthermore, investors in the secondary market may view Swvl’s business more critically than prior or current investors, which could adversely affect the market price of Holdings Common Shares A in the secondary market.

If the market price of Holdings Common Shares A declines as a result of the realization of any of these or other risks, investors could lose part or all of their investment in Holdings Common Shares A.

Additionally, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of Holdings’ shareholders brought a lawsuit against Holdings, Holdings could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of management from the business, which could significantly harm Holdings’ business, financial condition and operating results.

A significant portion of Holdings’ total outstanding shares following the closing of the Business Combination may not be immediately resold but may be sold into the market soon after closing. This could cause the market price of the Holdings Common Shares A to drop significantly, even if Holdings’ business is doing well.

Sales of a substantial number of Holdings Common Shares A in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of the Holdings Common Shares A. After the Business Combination (and assuming no redemptions by SPAC Public Shareholders of their SPAC Public Shares) the Sponsor will hold approximately 6% of the Holdings Common Shares A, including the 8,625,000 Holdings Common Shares A into which the SPAC Class B Ordinary Shares will ultimately convert (or approximately 7% of the Holdings Common Shares A, assuming a maximum redemption by SPAC Public Shareholders of SPAC Public Shares). Pursuant to the terms of the Sponsor Letter Agreement, the SPAC Class B Ordinary Shares (which will be converted into Holdings Common Shares B at the SPAC Merger Effective Time and such Holdings Common Shares B will be converted into Holdings Common Shares A at the Company Merger Effective Time) may not be transferred until the earlier of (i) one year after the consummation of the Company Merger and (ii) the first date on which the last sale price of the Holdings Common Shares A equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period commencing at least 150 days after the consummation of the Company Merger. Pursuant to the Registration Rights Agreement, Holdings agreed that, within 20 business days after consummation of the Company Merger, Holdings will file with the SEC (at Holdings’ sole cost and expense) the Resale Registration Statement, and Holdings will use its reasonable best efforts to cause the Resale Registration Statement become effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Reg Rights Holders can demand (i) up to three underwritten offerings and (ii) within any 12-month period, two block trades or “at-the-market” or similar registered offerings of their registrable securities and will be entitled to customary piggyback registration rights.

Further, pursuant to the PIPE Subscription Agreements, Holdings agreed that, within 30 calendar days after the consummation of the Business Combination, Holdings will file with the SEC (at Holdings’ sole cost and expense) the Resale Registration Statement, and Holdings will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof. This registration statement will also cover shares issuable upon exercise of as-converted SPAC Warrants. The sale of shares under the PIPE Resale Registration Statement is likely to have an adverse effect on the trading price of the Holdings Common Shares A.

Further, pursuant to the Lock-up Agreements, security holders of Swvl and directors and/or officers of Swvl who are expected to serve as directors and/or officers of Holdings upon the Closing agreed not to (a) transfer, assign or sell any Holdings Common Shares A, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Holdings Common Shares A, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, in each case until the earlier of (x) either one year or six months after the consummation of the Company Merger (depending on the applicable Lock-Up Holder’s anticipated beneficial ownership of Holdings Common Shares A following the Closing), (y) the first date on which the last sale price of the Holdings Common Shares A equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period commencing at least 150 days after the consummation of the Company Merger and (z) a liquidation, merger, share exchange or other similar transaction which results in all of Holdings’ shareholders having the right to exchange their Holdings Common Shares A for cash, securities or other property.

Additionally, Holdings will likely register for resale shares subject to the converted Exchanged Options, Swvl Convertible Notes and shares under the 2019 Plan.

For more information about the Registration Rights Agreement and PIPE Subscription Agreements, please see the subsections entitled “The Business Combination—Related Agreements—Registration Rights Agreement” and “The Business Combination—Related Agreements—PIPE Financing.”

Investor perceptions of risks in developing countries could reduce investor appetite for investments in these countries or for the securities of issuers operating in these countries.

Investing in securities of issuers operating in developing countries generally involves a higher degree of risk than investing in securities of issuers from more developed countries. Economic crises in one or more such countries may reduce overall investor appetite for securities of issuers operating in developing countries generally, even for such issuers that operate outside the regions directly affected by the crises. Past economic crises in developing countries, including in Egypt, have often resulted in significant outflows of international capital and caused issuers operating in developing countries to face higher costs for raising funds, and in some cases have effectively impeded access to international capital markets for extended periods.

Thus, even if the economies of the countries in which Holdings operates remain relatively stable, financial turmoil in any developing market country could have an adverse effect on Holdings’ business, financial condition and operating results.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about Swvl’s business, the market price for Holdings Common Shares A and trading volume could decline.

The trading market for Holdings Common Shares A will depend in part on the research and reports that securities or industry analysts publish about Holdings or its business. If securities or industry analyst coverage results in downgrades of Holdings Common Shares A or publishes inaccurate or unfavorable research about Holdings’ business, the share price of Holdings Common Shares A would likely decline. If one or more of these analysts cease coverage of Holdings or fail to publish reports on Holdings regularly, Holdings could lose visibility in the financial markets and demand for Holdings Common Shares A could decrease, which, in turn, could cause the market price or trading volume for Holdings Common Shares A to decline significantly.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Inaccurate or unfavorable ESG ratings could lead to negative investor sentiment towards Holdings, which could have a negative impact on the market price and demand for Holdings Common Shares A, as well as Holdings’ access to and cost of capital.

Holdings will incur increased costs as a result of operating as a public company, and its management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, Holdings will incur significant legal, accounting and other expenses that it does not incur as a private company. For example, Holdings will be subject to the reporting requirements of the Exchange Act and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations of the SEC and Nasdaq.

Holdings expects that compliance with these requirements will increase its legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, Holdings expects that its management and other personnel will be required to divert their attention from operational and other business matters to devote substantial time to these public company requirements. In particular, Holdings expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase further when Holdings is no longer an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012 (the “JOBS

Act”) (Please see the section entitled “Holdings is an ‘emerging growth company’, and the reduced disclosure requirements applicable to emerging growth companies may make Holdings Common Shares A less attractive to investors”). As a public company, Holdings is hiring additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function.

Holdings’ management team has limited experience managing a public company, which may result in difficulty adequately operating and growing Holdings’ business.

Holdings’ management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Holdings’ management team may not successfully or efficiently manage their new roles and responsibilities or the transition to being a public company subject to significant regulatory oversight and reporting obligations under U.S. federal securities laws and the continuous scrutiny of analysts and investors. These new obligations and constituents will require significant attention from Holdings’ senior management and could divert their attention from the day-to-day management of Holdings’ business, which could adversely affect Holdings’ business, financial condition and operating results.

As a private company, Swvl has not endeavored to establish and maintain public-company-quality internal control over financial reporting. If Holdings fails to establish and maintain proper and effective internal control over financial reporting, as a public company, its ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in its financial reporting and the trading price of its shares may decline.

Pursuant to Section 404 of the Sarbanes-Oxley Act, following the Closing, the report by management on internal control over financial reporting will be on Holdings’ financial reporting and internal controls (as accounting acquirer). As a private company, Swvl has not previously been required to conduct an internal control evaluation and assessment. The rules governing the standards that must be met for management to assess internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the Sarbanes-Oxley Act, the requirements of being a reporting company under the Exchange Act and any complex accounting rules in the future, Holdings may need to upgrade its information technology systems, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting and finance staff. If Holdings is unable to hire the additional accounting and finance staff necessary to comply with these requirements, it may need to retain additional outside consultants. Holdings may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Closing.

In addition, Swvl has identified material weaknesses in its internal control over financial reporting and there can be no assurances that there will not be material weaknesses in Holdings’ internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit Holdings’ ability to accurately report its financial condition, operating results or cash flows. If Holdings is unable to comply with the requirements of the Sarbanes-Oxley Act or conclude that its internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of its financial reports, the market price of its securities could decline, and Holdings could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in Holdings’ internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict Holdings’ future access to the capital markets. In addition, failure to implement adequate internal controls or ensure that books and records accurately reflect transactions could result in criminal and civil fines and penalties under the FCPA, as well as related reputational harm and legal fees in defense of such investigations. Any of the foregoing risks could have an adverse effect on Holdings’ business, financial condition and results of operations.

Holdings is an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make Holdings Common Shares A less attractive to investors.

Holdings is an “emerging growth company,” as defined in the JOBS Act. As a result, Holdings may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, the ability to furnish two rather than three years of income statements and statements of cash flows in various required filings and not being required to include an attestation report on internal control over financial reporting issued by Holdings’ independent registered public accounting firm. As a result, Holdings’ shareholders may not have access to certain information that they deem important. Holdings could be an emerging growth company for up to five years, although Holdings would lose that status sooner if its gross revenue exceeds $1.07 billion, if it issues more than $1.0 billion in nonconvertible debt in a three-year period, or if the fair value of its common stock held by non-affiliates exceeds $700.0 million (and Holdings has been a public company for at least 12 months and has filed one annual report on Form 20-F).

Holdings cannot predict if investors will find Holdings Common Shares A less attractive if it relies on these exemptions. If some investors find Holdings Common Shares A less attractive as a result, there may be a less active trading market for the Holdings Common Shares A and its share price may be more volatile.

As a foreign private issuer, Holdings will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the consummation of the Business Combination, Holdings will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because Holdings qualifies as a foreign private issuer under the Exchange Act, Holdings is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, holders of Holdings Common Shares A may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As a company incorporated in the British Virgin Islands, Holdings is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if Holdings complied fully with Nasdaq corporate governance listing standards.

As a BVI business company to be listed on Nasdaq, Holdings is subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer such as Holdings to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is Holdings’ home country, may differ significantly from Nasdaq corporate governance listing standards. For instance, Holdings may choose to follow home country practice in lieu of Nasdaq corporate governance listing standards such as:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

•	have regularly scheduled executive sessions for non-management directors;

•	have annual meetings and director elections; and

•	obtain shareholder approval prior to certain issuances (or potential issuances of securities).

Upon consummation of the Business Combination, Holdings intends to follow home country practice and be exempt from requirements to obtain shareholder approval for the issuance of 20% or more of its outstanding shares under Nasdaq Listing Rule 5635(d). If, in the future, Holdings chooses to follow other home country practices in lieu of Nasdaq corporate governance listing standards (such as the ones listed above), Holdings’ shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For more information about Holdings’ corporate governance practices after the consummation of the Business Combination, please see the subsection entitled “Management After the Business Combination—Foreign Private Issuer Status” below.

As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.

Holdings’ corporate affairs will be governed by the Holdings Public Company Articles, the BVI Companies Act and the common law of the BVI. The rights of shareholders to take legal action against Holdings’ directors, actions by minority shareholders and the fiduciary responsibilities of directors under BVI law are governed by the BVI Companies Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England, which has persuasive, but not binding, authority on a court in the BVI. The rights of Holdings’ shareholders and the fiduciary responsibilities of Holdings’ directors under BVI law are largely codified in the BVI Companies Act but are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the BVI has a less exhaustive body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. There is no statutory recognition in the BVI of judgments obtained in the U.S., although the courts of the BVI will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, holders of Holdings Common Shares A may have more difficulty in protecting their interests in the face of actions taken by Holdings’ management, members of the board of directors or major shareholders than they would as shareholders of a U.S. company.

The Holdings Public Company Articles and the Holdings Shareholders Agreement contain certain provisions, including anti-takeover provisions, that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

The Holdings Public Company Articles in effect as soon as possible following the Company Merger Effective Time, and the Holdings Shareholders Agreement in effect from and after the Company Merger Effective Time, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for Holdings Shares, and therefore depress the trading price. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the incumbent members of the Holdings Board or taking other corporate actions, including effecting changes in Holdings’ management, and may inhibit the ability of an acquiror to effect an unsolicited takeover attempt. Such provisions include, among other things:

•	a classified board of directors with staggered, three-year terms;

•	the ability of the Holdings Board to issue preferred shares and to determine the price and other terms of those shares, including preferences and voting rights, without shareholder approval;

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the right of Mostafa Kandil to serve as Chair of the Holdings Board so long as he remains Chief Executive Officer of Holdings and to serve as a director so long as he beneficially owns at least 1% of the outstanding shares of Holdings and his employment has not been terminated for cause;

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until the completion of Holdings’ third annual meeting of shareholders following the Closing, commitments by major shareholders to vote in favor of the appointment of Swvl designees to the Holdings Board at any shareholder meeting (and, thereafter, to vote in favor of the appointment of Mostafa Kandil or his designee to the Holdings Board, subject to specified conditions);

•	the limitation of liability of, and the indemnification of and advancement of expenses to, members of the Holdings Board;

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advance notice procedures with which shareholders must comply to nominate candidates to the Holdings Board or to propose matters to be acted upon at a shareholders’ meeting, which could preclude shareholders from bringing matters before annual or special meetings and delay changes in the Holdings Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise from attempting to obtain control of Holdings;

•	that directors may be removed only for cause and only upon the vote of two-thirds of the directors then in office;

•	that shareholders may not act by written consent in lieu of a meeting;

•	the right of the Holdings Board to fill vacancies created by the expansion of the Holdings Board or the resignation, death or removal of a director; and

•

that the Memorandum and Articles of Association may be amended only by the Holdings Board of Directors or by the affirmative vote of holders of a majority of not less than 75% of the votes of the shares of Holdings entitled to vote.

Shareholders may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the jurisdictions in which Swvl operates based on U.S. or other foreign laws against Holdings, its management or the experts named in this registration statement.

Holdings is a British Virgin Islands company and substantially all of its assets and operations are located outside of the U.S. In addition, most of Holdings’ directors and officers will reside outside the U.S. and the substantial majority of their assets are located outside of the U.S. As a result, it may be difficult to effect service of process within the U.S. or elsewhere upon these persons. It may also be difficult to enforce judgments in the jurisdictions in which Swvl operates or British Virgin Islands courts against Holdings and its officers and directors. It may be difficult or impossible to bring an action against Holdings in the British Virgin Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or jurisdictions in which Swvl operates would recognize or enforce judgments of U.S. courts against Holdings or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state and it is uncertain whether such British Virgin Islands courts or courts in jurisdictions in which Swvl operates would hear original actions brought in the British Virgin Islands or jurisdictions in which Swvl operates against Holdings or such persons predicated upon the securities laws of the U.S. or any state. Please see the section entitled “Service of Process and Enforceability of Civil Liabilities Under U.S. Securities Laws.”

Mail sent to Holdings may be delayed.

Mail addressed to Holdings and received at its registered office will be forwarded unopened to the forwarding address supplied by Holdings. None of Holdings, its directors, officers, advisors or service providers (including the organization which provides registered office services in the BVI) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address. As a result, shareholder communications sent by mail to Holdings may be delayed.

It may be difficult to enforce judgments obtained in the U.S. in BVI.

There is no statutory enforcement in the British Virgin Islands of judgments obtained in the U.S., however, the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

•

the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

•	the judgment is final and for a liquidated sum;

•	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

•	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

•	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

The British Virgin Islands courts are unlikely:

•	to recognize or enforce against Holdings, judgments of courts of the U.S. predicated upon the civil liability provisions of the securities laws of the U.S.; and

•

to impose liabilities against Holdings, predicated upon the certain civil liability provisions of the securities laws of the U.S. so far as the liabilities imposed by those provisions are penal in nature.

Risks Related to the Business Combination

SPAC may not have sufficient funds to consummate the Business Combination.

As of June 30, 2021, SPAC had $1,543,121 available to it outside the Trust Account to fund its working capital requirements. If SPAC is required to seek additional capital, it would need to borrow funds from the Sponsor or an affiliate of the Sponsor, or certain of the SPAC’s officers and directors to operate or it may be forced to liquidate. None of such persons is under any obligation to advance funds to SPAC in such circumstances. Any such advances would be repaid only from funds held outside the Trust Account, from funds released to Holdings or SPAC upon completion of the Business Combination, or up to $1,500,000 of the funds may be converted into SPAC Private Placement Warrants at a price of $1.50 per warrant. If SPAC is unable to consummate the Business Combination because it does not have sufficient funds available, SPAC will be forced to cease operations and liquidate the Trust Account. Consequently, SPAC Public Shareholders may receive less than $10 per share and their warrants will expire worthless.

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Business Combination Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include: (a) approval by SPAC’s shareholders and Swvl’s shareholders, (b) the Holdings Common Shares A not constituting “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act, (c) all consents, approvals, authorizations or permits of, or filings with or notifications to, or expirations or terminations of any waiting periods required by, applicable governmental authorities having been obtained, made or occurred, (d) the listing of the Holdings Common Shares A (including the Earnout Shares) to be issued in connection with the SPAC Merger Closing, the PIPE Financing, the Company Merger Closing and conversion of Swvl Convertible Notes (other than the Swvl Exchangeable Notes) on Nasdaq (or another national securities exchange mutually agreed by Swvl and SPAC) and the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and (e) SPAC having cash on hand, after distribution of the Trust Account and deducting all amounts to be paid pursuant to the exercise of redemption rights, of at least $185,000,000 without taking into account transaction fees and expenses or cash on hand at Swvl (the “Minimum Cash Condition”). For additional information, please see the subsection entitled “The Business Combination—Conditions to Consummation of the Business Combination Agreement.” In addition, the parties can mutually decide to terminate the Business Combination Agreement at any time, before or after shareholder approval, or SPAC or Swvl may elect to terminate the Business Combination Agreement in certain other circumstances. For additional information please see the subsection entitled “The Business Combination—Termination.”

The Minimum Cash Condition is solely for the benefit of Swvl and, as a result, Swvl has the sole right to waive the Minimum Cash Condition and, subject to satisfaction or waiver of the other conditions to Closing, to cause the Closing to occur even if the amount of cash available in the Trust Account, after deducting the amount required to satisfy SPAC’s obligations to the SPAC Public Shareholders (if any) that exercise their rights to redeem their SPAC Class A Ordinary Shares pursuant to the SPAC Articles, plus the PIPE Funds, is less than $185,000,000 without taking into account transaction fees and expenses or cash on hand at Swvl. Assuming a redemption value of $10.00 per share, no more than 28,157,500 SPAC Class A Ordinary Shares may be redeemed for aggregate redemption proceeds of $281.6 million in order for the Minimum Cash Condition to be satisfied. Based on the amount of $345 million in the Trust Account as of June 30, 2021, and after taking into account the anticipated proceeds of $121.5 million from the PIPE Financing, if 28,157,500 SPAC Class A Ordinary Shares are redeemed, SPAC will still have sufficient cash to satisfy the Minimum Cash Condition.

SPAC may waive one or more of the conditions to the Business Combination, resulting in the consummation of the Business Combination notwithstanding the divergence from assumptions on which the Business Combination was evaluated and approved.

SPAC may agree to waive, in whole or in part, one or more of the conditions to its obligations to complete the Business Combination, to the extent permitted by the SPAC Articles and applicable laws and subject to compliance with the PIPE Subscription Agreements. While a waiver of one or more conditions could occur without further shareholder approval, in the event of a waiver of a condition, the SPAC Board will evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and re-solicitation of proxies is necessary.

In the event that the SPAC Board determines any such waiver does not require re-solicitation of its shareholders, it will have the discretion to complete the Business Combination without seeking further shareholder approval, which decision may have a material adverse effect on the SPAC shareholders. For example, it is a condition to SPAC’s obligation to close the Business Combination that certain of Swvl’s representations and warranties be true and correct in all material respects as of the date of the Business Combination Agreement and the Company Merger Effective Time. However, if the SPAC Board determines that it is in the best interests of SPAC to proceed with the Business Combination, then the SPAC Board may elect to waive that condition and close the Business Combination. As a result of any such waiver, the Business Combination may be consummated notwithstanding divergence from assumptions on which the Business Combination was evaluated and approved. If the terms of the Business Combination change materially prior to the SPAC Shareholders’ Meeting, due to a waiver of any of the relevant conditions or obligations, such changes would be disclosed in a prospectus supplement filed with the SEC. For additional information please see the subsection entitled “The Business Combination—Conditions to Consummation of the Business Combination Agreement—SPAC and Merger Sub Conditions.”

Upon consummation of the Business Combination, the rights of the holders of Holdings Common Shares arising under the BVI Companies Act as well as the Holdings Public Company Articles will differ from and may be less favorable to the rights of holders of SPAC Class A Ordinary Shares arising under Cayman Islands law as well as the SPAC Articles.

Upon consummation of the Business Combination, the rights of holders of Holdings Common Shares will arise under the Holdings Public Company Articles as well as the BVI Companies Act. The Holdings Public Company Articles and the BVI Companies Act contain provisions that differ in some respects from those in the SPAC Articles and under Cayman Islands law and, therefore, some rights of holders of Holdings Common Shares could differ from the rights that holders of SPAC Class A Ordinary Shares currently possess.

In addition, there are differences between the SPAC Articles and Holdings A&R Articles. For a more detailed description of the rights of holders of Holdings Common Shares and how they may differ from the rights of holders of SPAC Class A Ordinary Shares, please see the section entitled “Comparison of Corporate Governance and Shareholder Rights.” The form of the Holdings A&R Articles and the form of the Holdings Public Company Articles are attached as Annex C and Annex D, respectively, to this proxy statement/prospectus, and you are urged to read them.

Becoming a public company through a merger rather than an underwritten offering presents risks to unaffiliated investors. Subsequent to the completion of the Business Combination, Holdings may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the price of Holdings Securities, which could cause Holdings shareholders to lose some or all of their investment.

Becoming a public company through a merger rather than an underwritten offering, as Swvl is seeking to do, presents risks to unaffiliated investors. Such risks include the absence of a due diligence investigation conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. As a result, Holdings may be forced to later write down or write off assets, restructure its operations, or incur impairment or other charges that could result in it reporting losses. Additionally, unexpected risks may arise and previously known risks may materialize. Even though these charges may be non-cash items and not have an immediate impact on Holdings’ liquidity, the fact that Holdings reports charges of this nature could contribute to negative market perceptions about the post-combination company or its securities. In addition, charges of this nature may cause Holdings to be unable to obtain future financing on favorable terms or at all.

Risks Related to SPAC

The Sponsor and the Key SPAC Shareholders have agreed to vote in favor of the Business Combination, regardless of how the SPAC Public Shareholders vote.

Unlike many other blank check companies in which the founders agree to vote their SPAC Class B Ordinary Shares in accordance with the majority of the votes cast by public shareholders in connection with an initial business combination, the Sponsor and the Key SPAC Shareholders have agreed to vote any SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares owned by them in favor of the Business Combination. As of July 28, 2021, the Sponsor and the Key SPAC Shareholders owned shares equal to approximately 28.9% of SPAC’s issued and outstanding SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares in the aggregate. Accordingly, it is more likely that the necessary shareholder approval will be received for the Business Combination than would be the case if the Sponsor and such other shareholders agreed to vote any SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares owned by them in accordance with the majority of the votes cast by the SPAC Public Shareholders.

The Sponsor has interests in the Business Combination that are different from, or in addition to, those of other shareholders generally, and SPAC’s directors were aware of and considered such interests, among other matters, in recommending that shareholders vote in favor of approval of the Business Combination Proposals.

In considering the SPAC Board’s recommendation to vote in favor of the approval of the Business Combination Proposals, SPAC shareholders should be aware that aside from their interests as shareholders, the Sponsor and certain of SPAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other SPAC shareholders generally. These interests include, among other things:

•

the fact that the Sponsor and SPAC’s directors and officers have agreed not to redeem any SPAC Class A Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination;

•

the fact that the Sponsor and SPAC’s directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any SPAC Class B Ordinary Shares held by them if SPAC fails to complete an Initial Business Combination within the Combination Period, resulting in a loss of approximately $69,019,786 based on the Trust Account balance as of March 10, 2022;

•

the fact that if the Trust Account is liquidated, including in the event SPAC is unable to complete an Initial Business Combination within the required time period, the Sponsor has agreed to indemnify SPAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per SPAC Public Share, or such lesser amount per SPAC Public Share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than SPAC’s independent registered public accounting firm) for services rendered or products sold to SPAC or (b) a prospective target business with which SPAC has entered into a letter of intent, confidentiality, or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account;

•

the fact that the Sponsor paid an aggregate of $25,000, or approximately $0.003 per share, for 8,625,000 SPAC Class B Ordinary Shares and that such SPAC Class B Ordinary Shares will have a significantly higher value at the time of the Business Combination, which, if unrestricted and freely tradable, would be valued at approximately $85,646,250, based on the closing price of the SPAC Class A Ordinary Shares of $9.93 per share on March 9, 2022, the record date for the SPAC Shareholders’ Meeting;

•

the fact that the Sponsor paid an aggregate of $8,900,000, or approximately $1.50 per warrant, for 5,933,333 SPAC Private Placement Warrants to purchase SPAC Class A Ordinary Shares which, if unrestricted and freely tradable, would be valued at approximately $2,373,333, based on the closing price of the SPAC Warrants of $0.40 per warrant on March 9, 2022, the record date for the SPAC Shareholders’ Meeting and that such SPAC Private Placement Warrants will expire worthless if an Initial Business Combination is not consummated within the Combination Period;

•

the fact that up to an aggregate amount of $1,500,000 of any amounts outstanding under any working capital loans made by the Sponsor or any of its affiliates to SPAC may be converted into SPAC Warrants to purchase SPAC Class A Ordinary Shares at a price of $1.50 per warrant at the option of the lender (as of the date of this proxy statement/prospectus, there were no amounts outstanding under any working capital loans);

•

the anticipated designation of Victoria Grace, SPAC’s Chief Executive Officer and member of the SPAC Board, and Lone Fønss Schrøder, a member of the SPAC Board, as directors of Holdings following the Business Combination;

•

the fact that Victoria Grace is Chief Executive Officer and Managing Member of the Sponsor and may be deemed to have or share beneficial ownership of the SPAC Class B Ordinary Shares held directly by the Sponsor;

•	the fact that Victoria Grace also served as a member of the board of directors of VNV Global, an affiliate of a significant existing shareholder of Swvl;

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the fact that Lone Fønss Schrøder also serves as Chief Executive Officer of Concordium AG, an affiliate of the Concordium Foundation, a PIPE Investor. Ms. Fønss Schrøder has no direct or indirect pecuniary interest in the Concordium Foundation;

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the continued indemnification of SPAC’s existing directors and officers under the Holdings Memorandum and Articles and the continuation of SPAC’s directors’ and officers’ liability insurance after the Business Combination, both of which will continue for a period of at least six years from the Closing, pursuant to the terms of the Business Combination Agreement;

•	the fact that Holdings has agreed to indemnify the Sponsor for certain losses incurred in connection with actions arising out of the Transactions;

•	the fact that the Sponsor will lose its entire investment in SPAC if an Initial Business Combination is not completed within the Combination Period;

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the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•

the fact that the Sponsor and SPAC’s officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on SPAC’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, which expenses were approximately $0 as of March 10, 2022;

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the fact that SPAC’s directors and officers are, or may in the future become, affiliated with entities that are engaged in a similar business to SPAC; for example, in February 2021, SPAC’s directors and officers launched Queen’s Gambit Growth Capital II, a new blank check company incorporated for the purpose of effecting a business combination;

•	the terms and provisions of the Related Agreements as set forth in detail under the subsection entitled “The Business Combination—Related Agreements”; and

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the fact that given the differential in the purchase price that the Sponsor paid for the SPAC Class B Ordinary Shares as compared to the price of the SPAC Units sold in SPAC’s IPO and the 8,625,000 Holdings Common Shares A that the Sponsor will receive upon conversion of the SPAC Class B Ordinary Shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the Holdings Common Shares A trade below the price initially paid for the SPAC Units in SPAC’s IPO and the SPAC Public Shareholders receive a negative rate of return following the completion of the Business Combination.

For additional information, please see the subsection entitled “The Business Combination—Interests of Certain Persons in the Business Combination.”

The Sponsor holds a significant number of SPAC Class B Ordinary Shares and SPAC Warrants. It will lose its entire investment in SPAC if SPAC does not complete an Initial Business Combination.

The Sponsor holds all 8,625,000 of the SPAC Class B Ordinary Shares, representing approximately 20% of the total outstanding SPAC Shares as of the date hereof. The SPAC Class B Ordinary Shares will be worthless if SPAC does not complete an Initial Business Combination within the Combination Period. In addition, the Sponsor holds an aggregate of 5,933,333 SPAC Private Placement Warrants that will also be worthless if SPAC does not complete an Initial Business Combination within the Combination Period.

The SPAC Class B Ordinary Shares are identical to the SPAC Class A Ordinary Shares included in the SPAC Units, except that (a) the SPAC Class B Ordinary Shares and the SPAC Class A Ordinary Shares into which the SPAC Class B Ordinary Shares convert upon an Initial Business Combination are subject to certain transfer restrictions, (b) the Sponsor and SPAC’s officers and directors have entered into a letter agreement with SPAC, pursuant to which they have agreed (i) to waive their redemption rights with respect to their SPAC Class B Ordinary Shares and any SPAC Public Shares they own in connection with the completion of an Initial Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to their SPAC Class B Ordinary Shares if SPAC fails to complete an Initial Business Combination within the Combination Period (although they will be entitled to liquidating distributions from the Trust Account with respect to any SPAC Class A Ordinary Shares they hold if SPAC fails to complete an Initial Business Combination within the Combination Period) and (c) the SPAC Class B Ordinary Shares are automatically convertible into SPAC Class A Ordinary Shares at the time of an Initial Business Combination.

The personal and financial interests of the Sponsor and SPAC’s officers and directors may have influenced their motivation in identifying and selecting the Business Combination, completing the Business Combination and influencing SPAC’s operation following the Business Combination.

SPAC will incur significant transaction costs in connection with the Business Combination.

SPAC has and expects to incur significant, non-recurring costs in connection with consummating the Business Combination. All expenses incurred in connection with the Business Combination Agreement and the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs. SPAC’s transaction expenses as a result of the Business Combination are currently estimated at approximately $32 million, including approximately $10.0 million in deferred underwriting discounts and commissions to the underwriters of SPAC’s IPO.

The exercise of discretion by SPAC’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of SPAC’s shareholders.

In the period leading up to the consummation of the Business Combination, other events may occur that, pursuant to the Business Combination Agreement, would require SPAC to agree to amend the Business Combination Agreement, to consent to certain actions or to waive rights that it is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of the business of Swvl, a request by Swvl and its management to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on the business of Swvl and could entitle SPAC to terminate the Business Combination Agreement. In any such circumstance, it would be in the discretion of SPAC, acting through the SPAC Board, to grant its consent or waive its rights. The existence of the financial and personal interests of the SPAC directors described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of the SPAC directors between what he or she may believe is best for SPAC and SPAC’s shareholders and what he or she may believe is best for himself or herself or his or her affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, SPAC does not believe there will be any changes or waivers that SPAC’s directors and officers would be likely to make after SPAC shareholder approval of the Business Combination has been obtained. While certain changes could be made without further shareholder approval, if there is a change to the terms of the Business Combination that would have a material impact on the shareholders, SPAC will be required to circulate a new or amended proxy statement/prospectus or supplement thereto and resolicit the vote of SPAC’s shareholders with respect to the Business Combination Proposals.

If SPAC is unable to complete an Initial Business Combination within the Combination Period, the SPAC Public Shareholders may receive only approximately $10.00 per share on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances where a third party brings a claim against SPAC that the Sponsor is unable to indemnify), and the SPAC Warrants will expire worthless.

If SPAC is unable to complete an Initial Business Combination within the Combination Period, the SPAC Public Shareholders may receive only approximately $10.00 per share on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances where a third party brings a claim against SPAC that the Sponsor is unable to indemnify (as described below)), and the SPAC Warrants will expire worthless.

If third parties bring claims against SPAC, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by SPAC’s shareholders may be less than $10.00 per share.

SPAC’s placing of funds in the Trust Account may not protect those funds from third-party claims against SPAC. Although SPAC will seek to have all of its vendors, service providers (other than its independent registered public accounting firm), prospective target businesses and other entities with which SPAC does business execute agreements with SPAC waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of SPAC Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements, they may not be prevented from bringing claims against the Trust Account including, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against SPAC’s assets, including the funds held in the Trust Account. Although no third parties have refused to execute an agreement waiving such claims to the monies held in the Trust Account to date, if any third party refuses to execute such an agreement in the future, SPAC’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if SPAC’s management believes that such third party’s engagement would be significantly more beneficial to SPAC than any alternative.

Examples of possible instances where SPAC may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by SPAC’s management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where SPAC is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with SPAC and will not seek recourse against the Trust Account for any reason. Upon redemption of the SPAC Public Shares, if SPAC is unable to complete an Initial Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with an Initial Business Combination, SPAC will be required to provide for payment of claims of creditors that were not waived that may be brought against SPAC within the ten years following redemption. Accordingly, the per share redemption amount received by the SPAC Public Shareholders could be less than the $10.00 per SPAC Public Share initially held in the Trust Account, due to claims of such creditors. The Sponsor has agreed that it will be liable to SPAC if and to the extent any claims by a third party (other than SPAC’s independent registered public accounting firm) for services rendered or products sold to SPAC, or a prospective target business with which SPAC has entered into a letter of intent, confidentiality or other similar agreement, reduce the amount of funds in the Trust Account to below the lesser of (a) $10.00 per SPAC Public Share and (b) the actual amount per SPAC Public Share held in the Trust Account, if less than $10.00 per SPAC Public Share due to reductions in the value of the trust assets as of the date of the liquidation of the Trust Account, in each case including interest earned on the funds held in the Trust Account and not previously released to SPAC to pay its taxes, provided that such liability will not apply to any claims by a third party that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under SPAC’s indemnity of the underwriters of its Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, SPAC has not asked the Sponsor to reserve for such indemnification obligations, nor has SPAC independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and it believes that the Sponsor’s only assets are securities of SPAC. Therefore, SPAC cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available to SPAC for an Initial Business Combination and redemptions could be reduced to less than $10.00 per SPAC Public Share. In such event, SPAC may not be able to complete an Initial Business Combination, and you would receive such lesser amount per share in connection with any redemption of your SPAC Public Shares. None of SPAC’s officers or directors will indemnify SPAC for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

SPAC’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the SPAC Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (a) $10.00 per SPAC Public Share and (b) the actual amount per SPAC Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, in each case including interest earned on the funds held in the Trust Account and not previously released to SPAC to pay its taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, SPAC’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.

While SPAC currently expects that its independent directors would take legal action on SPAC’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that SPAC’s independent directors in exercising their business judgment, and subject where relevant to their fiduciary duties, may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If SPAC’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the SPAC Public Shareholders may be reduced below $10.00 per share.

SPAC may not have sufficient funds to satisfy indemnification claims of its directors and officers.

SPAC has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, SPAC’s officers and directors have agreed, and any persons who may become officers or directors of SPAC prior to an Initial Business Combination will agree, to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by SPAC only if (a) SPAC has sufficient funds outside of the Trust Account or (b) SPAC consummates an Initial Business Combination. SPAC’s obligation to indemnify its officers and directors may discourage SPAC shareholders from bringing a lawsuit against SPAC’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against SPAC’s officers and directors, even though such an action, if successful, might otherwise benefit SPAC and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent SPAC pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

If, after SPAC distributes the proceeds in the Trust Account to the SPAC Public Shareholders, SPAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against SPAC that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of the SPAC Board may be viewed as having breached their fiduciary duties to SPAC’s creditors, thereby exposing the members of the SPAC Board and SPAC to claims of punitive damages.

If, after SPAC distributes the proceeds in the Trust Account to the SPAC Public Shareholders, SPAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against SPAC that is not dismissed, any distributions received by SPAC’s shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by SPAC’s shareholders. In addition, the SPAC Board may be viewed as having breached its fiduciary duty to SPAC’s creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying the SPAC Public Shareholders from the Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in the Trust Account to the SPAC Public Shareholders, SPAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against SPAC that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of SPAC’s shareholders and the per share amount that would otherwise be received by SPAC’s shareholders in connection with SPAC’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the SPAC Public Shareholders, SPAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against SPAC that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in SPAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of SPAC’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by SPAC’s shareholders in connection with SPAC’s liquidation may be reduced.

Even if SPAC consummates the Business Combination, there is no guarantee that the SPAC Warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for the SPAC Warrants is $11.50 per SPAC Class A Ordinary Share. There is no guarantee that the SPAC Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, they may expire worthless.

SPAC may amend the terms of the SPAC Public Warrants in a manner that may be adverse to holders thereof with the approval by the holders of at least 50% of the then-outstanding SPAC Public Warrants. As a result, the exercise price of the SPAC Public Warrants could be increased, the exercise period could be shortened and the number of SPAC Class A Ordinary Shares purchasable upon exercise of a SPAC Public Warrant could be decreased, all without a holder’s approval.

The SPAC Public Warrants were issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the SPAC Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding SPAC Public Warrants to make any change that adversely affects the interests of the registered holders of SPAC Public Warrants. Accordingly, SPAC may amend the terms of the SPAC Public Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding SPAC Public Warrants approve of such amendment. Although SPAC’s ability to amend the terms of the SPAC Public Warrants with the consent of at least 50% of the then-outstanding SPAC Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the SPAC Public Warrants, convert the SPAC Public Warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of SPAC Class A Ordinary Shares purchasable upon exercise of a SPAC Public Warrant.

SPAC may redeem unexpired SPAC Warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless.

SPAC has the ability to redeem its outstanding SPAC Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per SPAC Warrant, provided that the last reported sales price of the SPAC Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which SPAC gives proper notice of such redemption and provided certain other conditions are met. If and when the SPAC Warrants become redeemable by SPAC, SPAC may exercise its redemption right even if SPAC is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding SPAC Warrants could force you to (a) exercise your SPAC Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (b) sell your SPAC Warrants at the then-current market price when you might otherwise wish to hold your SPAC Warrants, or (c) accept the nominal redemption price which, at the time the outstanding SPAC Warrants are called for redemption, is likely to be substantially less than the market value of your SPAC Warrants. None of the SPAC Private Placement Warrants will be redeemable by SPAC for cash so long as they are held by the Sponsor or its permitted transferees.

In addition, SPAC may redeem your SPAC Warrants after they become exercisable for a number of SPAC Class A Ordinary Shares determined based on the redemption date and the fair market value of the SPAC Class A Ordinary Shares. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the SPAC Warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of the SPAC Class A Ordinary Shares had your SPAC Warrants remained outstanding.

Because certain of the SPAC Class A Ordinary Shares and SPAC Warrants currently trade as SPAC Units consisting of one SPAC Class A Ordinary Share and one-third of one SPAC Warrant, the SPAC Units may be worth less than units of other blank check companies.

Each SPAC Unit contains one-third of one SPAC Warrant. Pursuant to the Warrant Agreement, no fractional SPAC Warrants will be issued upon separation of the SPAC Units, and only whole SPAC Warrants will trade. This is different from other blank check companies similar to SPAC whose units include one share of common stock and one warrant to purchase one whole share. This unit structure may cause the SPAC Units to be worth less than if each included a warrant to purchase one whole share. SPAC has established the components of the SPAC Units in this way in order to reduce the dilutive effect of the SPAC Warrants upon completion of an Initial Business Combination since the SPAC Warrants will be exercisable in the aggregate for one-third of the number of shares compared to units that each contain a whole warrant to purchase one share, thus making SPAC a more attractive business combination for target businesses. Nevertheless, this unit structure may cause the SPAC Units to be worth less than if they included a warrant to purchase one whole share.

SPAC may issue a substantial number of additional SPAC Ordinary Shares or SPAC Preference Shares to complete the Business Combination or Holdings may issue additional shares under an employee incentive plan after completion of the Business Combination. Any such issuances would dilute the interest of SPAC’s shareholders and likely present other risks.

SPAC may issue additional SPAC Ordinary Shares or SPAC Preference Shares to complete the Business Combination or Holdings may issue additional shares under an employee incentive plan after completion of the Business Combination.

The issuance of additional SPAC Ordinary Shares or SPAC Preference Shares by SPAC or Holdings Common Shares A or Holdings Preference Shares by Holdings:

•	may significantly dilute the equity interests of SPAC’s investors;

•	may subordinate the rights of holders of SPAC Ordinary Shares if SPAC Preference Shares are issued with rights senior to those afforded the SPAC Ordinary Shares;

•

could cause a change in control if a substantial number of SPAC Ordinary Shares are issued, which may affect, among other things, SPAC’s ability to use its net operating loss carry forwards, if any, and could result in the resignation or removal of SPAC’s present officers and directors; and

•	may adversely affect prevailing market prices for SPAC Units, SPAC Class A Ordinary Shares and/or the SPAC Public Warrants.

SPAC cannot assure you that the due diligence SPAC has conducted identified all material issues or risks associated with the Company, its business, or the industry in which it operates. Additional information may later arise in connection with the preparation of this proxy statement/prospectus, or after the consummation of the Business Combination.

SPAC cannot assure you that the due diligence SPAC has conducted on Swvl will reveal all material issues that may be present with regard to Swvl, or that it would be possible to uncover all material issues through a customary amount of due diligence or that risks outside of SPAC’s control will not later arise. Swvl is a privately held company and SPAC therefore has made its decision to pursue a business combination with Swvl on the basis of limited information, which may result in a business combination that is not as profitable as expected, if at all. Additionally, the scope of due diligence SPAC conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Swvl pursued an underwritten initial public offering. In an underwritten initial public offering, a due diligence investigation would be conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. As a result, Holdings may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if SPAC’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on Holdings’ liquidity, the fact that Holdings reports charges of this nature could contribute to negative market perceptions about Holdings or Holdings’ securities. Accordingly, any shareholders of SPAC who choose to remain shareholders of Holdings following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by SPAC’s officers or directors of fiduciary duties owed by them to SPAC, or if they are able to successfully bring a private claim under securities laws that the proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

If the Business Combination’s benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of SPAC’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of SPAC’s securities prior to the Company Merger Closing may decline. The market values of SPAC’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus or the date on which SPAC’s shareholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of Holdings’ securities could contribute to the loss of all or part of your investment in such securities. Accordingly, the valuation ascribed to the SPAC Class A Ordinary Shares in the Business Combination may not be indicative of the price of Holdings’ securities that will prevail in the trading market following the Business Combination. If an active market for Holdings’ securities fails to develop and continue, the trading price of Holdings’ securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which will be beyond Holdings’ control. Any of the factors listed below could have a material adverse effect on your investment in Holdings’ securities and Holdings’ securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Holdings’ securities may not recover and may experience a further decline.

Factors affecting the trading price of Holdings’ securities following the Business Combination may include:

•	actual or anticipated fluctuations in Holdings’ financial results or the financial results of companies perceived to be similar to Holdings;

•	changes in the market’s expectations about Holdings’ operating results;

•	success of competitors;

•	Holdings’ operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning Holdings or the market in general;

•	operating and stock price performance of other companies that investors deem comparable to Holdings;

•	Holdings’ ability to market new and enhanced products and technologies on a timely basis;

•	changes in laws and regulations affecting Holdings’ business;

•	Holdings’ ability to meet compliance requirements;

•	commencement of, or involvement in, or the outcomes of, litigation involving Holdings;

•	changes in Holdings’ capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of Holdings Common Shares A available for public sale;

•	any major change in the Holdings Board or Holdings’ management;

•	sales of substantial amounts of Holdings Common Shares A by Holdings’ directors, executive officers or significant shareholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities either before or after the consummation of the Business Combination irrespective of our operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to Holdings following the Business Combination could depress Holdings’ stock price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of Holdings’ securities also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future.

The Sponsor, SPAC’s directors, officers or advisors or any of their respective affiliates may enter into transactions with SPAC Public Shareholders and others, which may influence the vote on the Business Combination Proposals.

In connection with the SPAC shareholder vote to approve the Business Combination and subject to compliance with applicable law and the Nasdaq rules, Sponsor, SPAC’s directors, officers or advisors or any of their respective affiliates may privately negotiate and enter into transactions with owners of SPAC Public Shares and others to provide them with incentives to not redeem their shares or vote their public shares in favor of the Proposals, although they are under no obligation to do so.

Any such transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible.

The Key SPAC Shareholders delivered to Swvl the SPAC Shareholder Support Agreements, pursuant to which, among other things, such shareholders have agreed to vote the 3,860,177 SPAC Class A Ordinary Shares held by them at the time of signing the SPAC Shareholder Support Agreements in favor of the adoption and approval of the Business Combination Agreement and the Transactions and not to redeem such SPAC shares.

The Key SPAC Shareholders have not and will not receive any compensation in return for their agreement to vote in favor of the Business Combination Agreement and the Transactions and not to redeem such SPAC shares.

Further, pursuant to a letter agreement, Sponsor has agreed, among other things, to vote all shares of SPAC held by it in favor of the Proposals, which consists of 8,625,000 SPAC Class B Ordinary Shares, and to not redeem such shares.

SPAC, the Sponsor, SPAC’s directors, officers and advisors and any of their respective affiliates may seek to enter into further arrangements to provide incentives to others to do so. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the transfer to such investors or holders of shares or rights owned by the Sponsor for nominal value.

However, none of Sponsor, SPAC’s directors, officers and advisors and their respective affiliates currently have any commitments, plans or intentions to enter into, and none of them have entered into, any other transactions with investors or others to provide them incentives to not redeem their shares, acquire public shares or vote their public shares in favor of the Proposals.

If we enter into additional non-redemption agreements, we will disclose through a supplement or a press release the number of shares subject to such non-redemption agreements and any arrangements with shareholders to purchase shares, including a detailed description of the terms of these arrangements, including the material terms of share acquisitions, whether the company will be obligated to buy back shares in any way, and the costs to the company of incentivizing these share purchases.

Changes in laws or regulations, or a failure to comply with any laws or regulations, may adversely affect SPAC’s or, after the consummation of the Business Combination, Holdings’ business, investments, and results of operations.

SPAC is and, after the consummation of the Business Combination, Holdings will be subject to laws and regulations enacted by national, regional and local governments. In particular, SPAC is and Holdings will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on SPAC’s and Holdings’ businesses, investments, and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on SPAC’s and Holdings’ businesses, including SPAC’s ability to negotiate and complete the Business Combination, and results of operations.

The JOBS Act permits “emerging growth companies” like SPAC to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

SPAC qualifies as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, SPAC takes advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, SPAC shareholders may not have access to certain information they deem important. SPAC will remain an emerging growth company until the earliest of (a) the last day of the fiscal year (i) following January 22, 2026, the fifth anniversary of the IPO, (ii) in which it has total annual gross revenue of at least $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) or (iii) in which SPAC is deemed to be a large accelerated filer, which means the market value of the

SPAC Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (b) the date on which SPAC has issued more than $1.0 billion in non-convertible debt during the prior three year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as it is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. SPAC has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, SPAC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of SPAC’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

SPAC cannot predict if investors will find the SPAC Class A Ordinary Shares less attractive because it will rely on these exemptions. If some investors find the SPAC Class A Ordinary Shares less attractive as a result, there may be a less active trading market for the SPAC Class A Ordinary Shares and SPAC’s share price may be more volatile.

The SPAC Warrants and SPAC Class B Ordinary Shares may have an adverse effect on the market price of the SPAC Class A Ordinary Shares and make it more difficult to effectuate the Business Combination.

SPAC issued warrants to purchase 11,500,000 SPAC Class A Ordinary Shares as part of the SPAC Units. SPAC also issued 5,933,333 SPAC Private Placement Warrants, each exercisable to purchase one SPAC Class A Ordinary Share at $11.50 per share.

The Sponsor currently owns an aggregate of 8,625,000 SPAC Class B Ordinary Shares. The SPAC Class B Ordinary Shares are convertible into SPAC Class A Ordinary Shares on a one-for-one basis, subject to adjustment for share splits, share dividends, reorganizations, recapitalizations and the like and subject to further adjustment as set forth herein. In addition, if the Sponsor makes any working capital loans, it may convert those loans into up to an additional 1,000,000 SPAC Private Placement Warrants, at the price of $1.50 per warrant. Any issuance of a substantial number of additional SPAC Class A Ordinary Shares upon exercise of these warrants and conversion rights will increase the number of issued and outstanding SPAC Class A Ordinary Shares and reduce the value of the SPAC Class A Ordinary Shares issued to complete the Business Combination. Therefore, the SPAC Warrants and SPAC Class B Ordinary Shares may make it more difficult to effectuate the Business Combination or increase the cost of acquiring Swvl.

SPAC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for SPAC to complete the Business Combination even if a substantial majority of SPAC’s shareholders do not agree.

The SPAC Articles do not provide a specified maximum redemption threshold, except that in no event will SPAC redeem SPAC Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing. As a result, SPAC may be able to complete the Business Combination even though a substantial majority of the SPAC Public Shareholders do not agree with the transaction and have exercised their redemption rights with respect to their shares. In the event the aggregate cash consideration Holdings would be required to pay for all of the Holdings Commons Shares A related to SPAC Class A Ordinary Shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed Business Combination exceeds the aggregate amount of cash available to SPAC, SPAC will not complete the Business Combination or redeem any shares, all of the SPAC Class A Ordinary Shares submitted for redemption will be returned to the holders thereof, and SPAC instead may search for an alternate Initial Business Combination.

SPAC’s shareholders’ ownership and voting interests in Holdings following the Business Combination will be reduced as compared to SPAC’s shareholders’ ownership and voting interests in SPAC, which may result in SPAC’s shareholders exercising less influence over Holdings’s management.

Following the SPAC Merger and prior to the Company Merger, holders of SPAC Ordinary Shares, SPAC Warrants and SPAC Units will hold the same interests in Holdings as they did in SPAC as of immediately prior to the SPAC Merger. However, in connection with the Closing, Holdings will issue Holdings Common Shares A to Swvl Shareholders and the PIPE Investors, which will result in SPAC’s shareholders being diluted. Please see the subsection entitled “Summary of the Proxy Statement/Prospectus—Ownership of Holding After the Closing” and the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

The SPAC Warrants are accounted for as liabilities and the changes in value of the SPAC Warrants could have a material effect on SPAC’s financial results.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC issued a statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (the “SEC Staff Statement”), which focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the Warrant Agreement governing the SPAC Warrants. As a result of the SEC Staff Statement, SPAC reevaluated the accounting treatment of the SPAC Warrants and determined to classify the SPAC Warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.

As a result, included on SPAC’s balance sheet as of June 30, 2021 are derivative liabilities related to the embedded features contained within the SPAC Warrants. Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging: Contracts in an Entities Own Equity (“ASC 815-40”) provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, SPAC’s financial statements and results of operations may fluctuate quarterly, based on factors that are outside of SPAC’s control. Due to the recurring fair value measurement, SPAC expects that it will recognize non-cash gains or losses on the SPAC Warrants each reporting period and that the amount of such gains or losses could be material.

Holdings (or, prior to the SPAC Merger, SPAC) may be a “passive foreign investment company,” or “PFIC”, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If Holdings (or, prior to the SPAC Merger, SPAC) is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined below in the subsection entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders—U.S. Holder Defined”), the U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Assuming the SPAC Merger qualifies as an F Reorganization (please see the subsection entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders—The SPAC Merger”), SPAC’s current taxable year would not close and would continue under Holdings, including for purposes of the PFIC rules. Accordingly, following the Business Combination, including for the taxable year that includes the Business Combination, the PFIC asset and income tests will be applied based on the assets and activities of the combined business.

SPAC believes it had no gross income and no passive assets in its first and most recent taxable year, which ended on December 31, 2020 (the “2020 Tax Year”), and did not meet the PFIC income or asset tests with respect to the 2020 Tax Year. Because the timing of the Business Combination and of revenue production of the combined company is uncertain, and because PFIC status is based on income, assets and activities for an entire taxable year, it is possible that Holdings could not meet the asset or income test in the current taxable year or in any other taxable year, and such determination may not be made for any taxable year until after the close of the taxable year. Accordingly, there can be no assurance that Holdings (or, prior to the SPAC Merger, SPAC) will not be a PFIC for any taxable year. If a U.S. Holder holds Holdings Securities (or, prior to the SPAC Merger, SPAC Public Securities) while Holdings (or SPAC) is a PFIC, unless the U.S. Holder makes certain elections, Holdings will continue to be treated as a PFIC with respect to such U.S. Holder during subsequent years, whether or not Holdings (or, prior to the SPAC Merger, SPAC) is treated as a PFIC in those years.

U.S. Holders are strongly urged to consult with their own tax advisors to determine the application of the PFIC rules to them in their particular circumstances and any resulting tax consequences. Please see the subsection entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules” for a more detailed discussion with respect to the PFIC status of SPAC (and, following the SPAC Merger, Holdings) and the resulting tax consequences to U.S. Holders.

Risks Related to the Redemption

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

SPAC can give no assurance as to the price at which a shareholder may be able to sell its Holdings Common Shares A or SPAC Public Shares, as applicable, in the future following the completion of the Business Combination or any alternative Business Combination. Certain events following the consummation of the Business Combination may cause an increase in the price of Holdings Common Shares A and may result in a lower value realized now than a shareholder might realize in the future had the shareholder redeemed their shares. Similarly, if a shareholder does not exercise its redemption rights with respect to all of its SPAC Public Shares, the shareholder will bear the risk of ownership of the Holdings Common Shares A after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult, and rely solely upon, the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If SPAC’s shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to exercise their redemption rights for a pro rata portion of the funds held in the Trust Account with respect to their SPAC Class A Ordinary Shares.

In order to exercise their redemption rights, holders of SPAC Public Shares are required to submit a request in writing and deliver their shares (either physically or electronically) to SPAC’s transfer agent at least two business days prior to the SPAC Shareholders’ Meeting. Shareholders electing to exercise their redemption rights with respect to their SPAC Public Shares will receive their pro rata portion of the Trust Account, including interest not previously released to us to pay SPAC’s taxes, calculated as of two business days prior to the anticipated consummation of the Business Combination. Please see the subsection entitled “Extraordinary General Meeting—Redemption Rights” for additional information on how to exercise your redemption rights.

Shareholders who wish to exercise their redemption rights for a pro rata portion of the Trust Account with respect to their SPAC Public Shares must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline.

Public shareholders who wish to exercise their redemption rights for a pro rata portion of the Trust Account with respect to their SPAC Public Shares must, among other things, as more fully described in the subsection entitled “Extraordinary General Meeting—Redemption Rights,” tender their certificates to SPAC’s transfer agent or deliver their shares to the transfer agent electronically through DTC prior to 5:00 p.m., Eastern time, on March 28, 2022. In order to obtain a physical stock certificate, a shareholder’s broker and/or clearing broker, DTC and SPAC’s transfer agent will need to act to facilitate this request. It is SPAC’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because SPAC does not have any control over this process or over the brokers, it may take significantly longer than two weeks to obtain a physical certificate. If it takes longer than anticipated to obtain a physical certificate, shareholders who wish to exercise their redemption rights may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to exercise their redemption rights.

In addition, holders of outstanding SPAC Units must separate the underlying SPAC Public Shares and SPAC Public Warrants prior to exercising redemption rights with respect to the SPAC Public Shares. If you hold SPAC Units registered in your own name, you must deliver the certificate for such units or deliver such units electronically to Continental Stock Transfer & Trust Company with written instructions to separate such units into SPAC Public Shares and SPAC Public Warrants. This must be completed far enough in advance to permit the mailing of the SPAC Public Share certificates or electronic delivery of the SPAC Public Shares back to you so that you may then exercise your redemption rights with respect to the SPAC Public Shares following the separation of such SPAC Public Shares from the SPAC Units.

If a broker, dealer, commercial bank, trust company or other nominee holds your SPAC Units, you must instruct such nominee to separate your SPAC Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of SPAC Units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant SPAC Units and a deposit of the corresponding number of SPAC Public Shares and SPAC Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the SPAC Public Shares following the separation of such SPAC Public Shares from the SPAC Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your SPAC Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

If a SPAC Public Shareholder fails to receive notice of SPAC’s offer to redeem its SPAC Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, it may not exercise its redemption rights.

SPAC will be required to comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite SPAC’s compliance with these rules, if a SPAC Public Shareholder fails to receive SPAC’s proxy materials, such shareholder may not become aware of the opportunity to redeem its SPAC Public Shares. In addition, the proxy materials that SPAC will furnish to holders of its SPAC Public Shares in connection with the Business Combination will describe the various procedures that must be complied with in order to validly exercise redemption rights. In the event that a shareholder fails to comply with these or any other procedures, it may not exercise its redemption rights.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 20% of the SPAC Class A Ordinary Shares issued in the SPAC IPO, you (or, if a member of such a group, such group) will lose the ability to exercise your (or its) redemption rights with respect to all such shares in excess of 20% of the total SPAC Class A Ordinary Shares in the SPAC IPO.

A shareholder, together with any of its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will lose the ability to exercise its redemption rights with respect to all of its or, if part of such a group, the group’s shares, in excess of 20% of the SPAC Class A Ordinary Shares included in the units sold in the SPAC IPO. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, SPAC will require each shareholder seeking to exercise redemption rights to certify to SPAC whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to share ownership available to SPAC at that time, such as Schedule 13D, Schedule 13G and Section 16 filings under the Exchange Act, will be the sole basis on which SPAC makes the above-referenced determination. Your inability to exercise your redemption rights with respect to any such excess shares will reduce your influence over SPAC’s ability to consummate the Business Combination. Additionally, you will not receive redemption distributions with respect to the Holdings Common Shares A related to such excess shares if SPAC consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 20% of the shares sold in the SPAC IPO and, in order to dispose of such excess shares, would be required to sell your Holdings Common Shares A in open market transactions, potentially at a loss. There is no assurance that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the Holdings Common Shares A will exceed the per-share redemption price. Notwithstanding the foregoing, (a) shareholders may challenge SPAC’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction, and (b) SPAC shareholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

If SPAC is unable to consummate the Business Combination or any other Initial Business Combination within the Combination Period, the SPAC Public Shareholders may be forced to wait beyond such date before redemption from the Trust Account.

If SPAC is unable to consummate the Business Combination or any other Initial Business Combination within the Combination Period, SPAC will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the SPAC Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to SPAC to pay its taxes (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then-outstanding SPAC Public Shares, which redemption will completely extinguish SPAC Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (c) as promptly as reasonably possible following such redemption, subject to the approval of SPAC’s remaining shareholders and the SPAC Board, liquidate and dissolve, subject in each case of (b) and (c) above to SPAC’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

Whether a redemption of Holdings Common Shares A will be treated as a sale of such Holdings Common Shares A for U.S. federal income tax purposes will depend on a U.S. Holder’s specific facts. Additionally, Holdings may be a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders who exercise their redemption right.

The U.S. federal income tax treatment of a redemption of Holdings Common Shares A will depend on whether the redemption qualifies as a sale of such Holdings Common Shares A under Section 302(a) of the Code, which will depend largely on the total number of Holdings Common Shares A treated as held by the U.S. Holder electing to redeem its Holdings Common Shares A (including any shares constructively owned by the U.S. Holder as a result of owning Holdings Warrants or otherwise) relative to all of the shares of Holdings Common Shares A outstanding both before and after the redemption. If such redemption is not treated as a sale of Holdings Common Shares A for U.S. federal income tax purposes, the redemption will instead be treated as a distribution of cash from Holdings. For more information about the U.S. federal income tax treatment of the redemption of Holdings Common Shares A for U.S. Holders, please see the subsection entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders—Redemption of Holdings Common Shares A” below.

SPAC believes it had no gross income and no passive assets in, and did not meet the PFIC income or asset tests with respect to, the 2020 Tax Year. However, SPAC (or, after the SPAC Merger, Holdings) may be considered to be a PFIC for the current taxable year ending December 31, 2021. If SPAC (or, after the SPAC Merger, Holdings) is treated as a PFIC at any time while a U.S. Holder holds SPAC Class A Ordinary Shares (or, after the SPAC Merger, Holdings Common Shares A), the U.S. Holder may be subject to adverse U.S. federal income tax consequences upon the redemption of Holdings Common Shares A and may be subject to additional reporting requirements. Please see the subsection entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules” for a more detailed discussion with respect to the PFIC status of Holdings and SPAC and the resulting tax consequences to U.S. Holders.

Because the SPAC Merger will occur prior to the redemption of stock from U.S. Holders that exercise their redemption rights, such U.S. Holders will be subject to the potential tax consequences of the SPAC Merger. The tax considerations for U.S. Holders with respect to the SPAC Merger are discussed more fully in the section entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders—The SPAC Merger”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this proxy statement/prospectus constitute forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include all matters that are not historical facts, and generally relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions. Forward-looking statements reflect SPAC’s, Swvl’s or Holdings’ current views, as applicable, with respect to, among other things, the proposed Business Combination, the parties’ ability to consummate the Business Combination, the benefits of the Business Combination, the parties’ respective capital resources, results of operation, financial condition, liquidity, prospects, growth and strategies, future market conditions, economic performance, developments in the capital and credit markets and the operations of Holdings following the Closing. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this proxy statement/prospectus reflect SPAC’s, Swvl’s or Holdings’ current views, as applicable, about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause its actual results, levels of activity, performance, or achievements to differ significantly from those expressed in any forward-looking statement. None of SPAC, Swvl or Holdings guarantees that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	the occurrence of any event, change or other circumstances that could delay the Transactions or give rise to the termination of the Business Combination Agreement;

•

the possibility of any legal proceedings or enforcement actions that have been or may be instituted against SPAC, Swvl or Holdings following announcement of the Business Combination and which may delay or prevent the completion of the Transactions;

•	the inability to complete the Transactions due to the failure to obtain approval of the shareholders of SPAC or to satisfy the closing conditions required to complete the Transactions;

•	the ability to obtain or maintain the listing of Holdings Common Shares A on Nasdaq following completion of the Transactions;

•	the risk that Holdings may not be able to consummate the PIPE Financing and obtain sufficient funds to consummate the Transactions;

•	the risk that the announcement and consummation of the proposed transactions disrupt current plans and operations of Swvl or SPAC;

•

the parties’ ability to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Holdings to grow and manage growth profitably following the Business Combination;

•	SPAC’s and Swvl’s incurrence of substantial transaction costs related to the Business Combination;

•	Holdings’ success in attracting and retaining riders and qualified drivers or changes in its officers, key employees or directors following the Business Combination;

•	the possibility of third-party claims against the Trust Account;

•	the risk of reputational challenges based on the behavior of drivers using Swvl’s platform or performance of its operations, including safety, reliability and quality of its services;

•	changes in applicable laws or regulations;

•	the possibility that COVID-19 may hinder the parties’ ability to consummate the Business Combination;

•	the possibility that COVID-19 may adversely affect the results of operations, financial position, and cash flows of SPAC, Swvl, or Holdings;

•	technological changes, particularly across the SaaS/TaaS vertical;

•	the inability of the Holdings management team following the Closing to properly manage a public company, which may result in difficulty adequately operating and growing its business;

•	data security or privacy breaches, as well as defects, errors, outages or vulnerabilities in Swvl’s technology and that of third-party providers; and

•	the possibility that SPAC, Swvl or Holdings may be adversely affected by other economic, business, legal or competitive factors.

While forward-looking statements reflect SPAC’s, Swvl’s and Holdings’ good faith beliefs, as applicable, they are not guarantees of future performance. Except as otherwise required by applicable law, SPAC, Swvl and Holdings disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this proxy statement/prospectus, except as required by applicable law. For a further discussion of these and other factors that could cause SPAC’s, Swvl’s or Holdings’ future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, please see the section entitled “Risk Factors.” You should not place undue reliance on any forward-looking statements, which are based only on information currently available to SPAC, Swvl and Holdings.

MARKET PRICE AND DIVIDEND INFORMATION

Holdings

Historical market price information regarding Holdings is not provided because there is no public market for its securities.

Holdings has not paid any cash dividends on the Holdings Common Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

SPAC

The following table sets forth, for the period indicated, the high and low sales prices per SPAC unit, SPAC Class A Ordinary Share and SPAC Public Warrant as reported on Nasdaq during the period presented:

Fiscal Year 2021	SPAC Units (GMBTU)		SPAC Class A Ordinary Shares (GMBT)		SPAC Public Warrants (GMBTW)
	High	Low	High	Low	High	Low
Quarter ended September 30, 2021	$10.33	$9.42	$9.91	$9.65	$1.50	$0.71

On July 27, 2021, the last trading date before the public announcement of the Business Combination, SPAC units, SPAC Class A Ordinary Shares and SPAC Public Warrants closed at $9.98, $9.68 and $1.01, respectively.

SPAC has not paid any cash dividends on the SPAC Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

Holders of the SPAC Units, SPAC Class A Ordinary Shares and SPAC Warrants should obtain current market quotations for their securities. The market price of SPAC’s securities could vary at any time before the Business Combination.

Swvl

Historical market price information regarding Swvl is not provided because there is no public market for its securities.

Swvl has not paid any cash dividends on the Swvl Common Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

EXTRAORDINARY GENERAL MEETING OF SPAC SHAREHOLDERS

Overview

SPAC is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the SPAC Board for use at the SPAC extraordinary general meeting (the “SPAC Shareholders’ Meeting”) to be held on March 30, 2022, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to SPAC shareholders on or about March 15, 2022. This proxy statement/prospectus provides SPAC shareholders with information they need to know to be able to vote or instruct their vote to be cast at the SPAC Shareholders’ Meeting.

Date, Time and Place

The SPAC Shareholders’ Meeting will be held both in person on March 30, 2022 at 10:00 a.m. Eastern time at the offices of Vinson & Elkins L.L.P. located at 1114 Avenue of the Americas, 32nd Floor, New York NY 10036 and virtually at https://www.cstproxy.com/queensgambitspac/2022, using technology designed to increase stockholder access, save SPAC and SPAC shareholders time and money and provide SPAC shareholders’ rights and opportunities to participate in the SPAC Shareholders’ Meeting similar to those they would have had had they attended in person. In addition to online attendance, SPAC will provide SPAC shareholders with an opportunity to hear all portions of the in-person SPAC Shareholders’ Meeting as conducted by the SPAC Board, submit written questions and comments during the SPAC Shareholders’ Meeting and vote online during the open poll portion of the SPAC Shareholders’ Meeting. SPAC welcomes your suggestions on how SPAC can make the SPAC Shareholders’ Meeting more effective and efficient.

Attending the SPAC Shareholders’ Meeting

All SPAC shareholders as of the record date, or their duly appointed proxies, may attend the SPAC Shareholders’ Meeting either in person or via the live webcast. If you were a SPAC shareholder as of the close of business on March 9, 2022, you may attend the SPAC Shareholders’ Meeting. SPAC shareholders do not need to attend the SPAC Shareholders’ Meeting to vote their shares. For information on how to vote your shares, please see the subsection entitled “Voting Your Shares”.

In order to attend the SPAC Shareholders’ Meeting, submit questions and vote, SPAC shareholders will need a control number. If you are a registered SPAC shareholder, you received a proxy card with this proxy statement/prospectus that includes your control number. If you do not have your control number, contact SPAC’s transfer agent, Continental Stock Transfer & Trust Company, by telephone at (917) 262-2373 or by email at proxy@continentalstock.com. If your shares are held in “street name” or are in a margin or similar account, you will need to contact your bank, broker or other nominee and obtain a legal proxy. Once you have received your legal proxy, you will need to contact Continental Stock Transfer & Trust Company to have a control number generated. Please allow up to 72 hours for processing your request for a control number.

SPAC shareholders can pre-register to attend the meeting. To pre-register, visit https://www.cstproxy.com/queensgambitspac/2022 and enter your control number, name and email address. After pre-registering, SPAC shareholders will be able to vote or submit questions for the SPAC Shareholders’ Meeting.

SPAC shareholders have multiple opportunities to submit questions to SPAC for the SPAC Shareholders’ Meeting. SPAC shareholders who wish to submit a question in advance may do so by pre-registering and then selecting the chat box link. SPAC shareholders also may submit questions live during the meeting. Questions pertinent to SPAC Shareholders’ Meeting matters may be recognized and answered during the SPAC Shareholders’ Meeting in SPAC’s discretion, subject to time constraints. SPAC reserves the right to edit or reject questions that are inappropriate for SPAC Shareholders’ Meeting matters. In addition, SPAC will offer live technical support for all SPAC shareholders attending the SPAC Shareholders’ Meeting.

To attend and participate in the SPAC Shareholders’ Meeting virtually, SPAC shareholders of record may visit https://www.cstproxy.com/queensgambitspac/2022 and enter their 12 digit control number, regardless of whether such shareholders have pre-registered.

Proposals

At the SPAC Shareholders’ Meeting, SPAC shareholders will vote on the following Proposals:

•

Proposal No. 1 — SPAC Merger Proposal — To approve by special resolution the SPAC Merger and the Cayman Plan of Merger and to confirm, ratify, and approve in all respects all other transactions contemplated by the Business Combination Agreement occurring prior to the Closing Date, including the adoption of the Holdings A&R Articles, the appointments in respect of the Holdings Board following the SPAC Merger Effective Time, and the Business Combination Agreement.

•

Proposal No. 2 — Company Merger Proposal — To approve by ordinary resolution the Company Merger and to confirm, ratify, and approve in all respects all other transactions contemplated by the Business Combination Agreement occurring on or after the Closing Date, including the appointment of the Holdings Board following the Company Merger Effective Time and the adoption of the Holdings Public Company Articles (to include the change of name of Holdings).

•

Proposal No. 3 — Advisory Organizational Documents Proposal — To approve on a non-binding advisory basis, by ordinary resolution, the governance provisions contained in the Holdings Public Company Articles that materially affect SPAC shareholders’ rights.

•

Proposal No. 4 — The Adjournment Proposal — To approve by ordinary resolution the adjournment of the SPAC Shareholders’ Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

For more information on the Proposals, please see the sections entitled “Proposal No. 1—The SPAC Merger Proposal”, “Proposal No. 2—The Company Merger Proposal”, “Proposal No. 3—The Advisory Organizational Documents Proposal” and “Proposal No. 4—The Adjournment Proposal”.

Recommendation of SPAC Board of Directors FOR the Proposals

The SPAC Board has unanimously determined that each of the SPAC Merger Proposal, the Company Merger Proposal, the Advisory Organizational Documents Proposal and the Adjournment Proposal (if put) is in the best interests of SPAC and SPAC shareholders and unanimously recommends that SPAC shareholders vote “FOR” each Proposal being submitted to a vote of the shareholders at the SPAC Shareholders’ Meeting. For more information, please see the sections entitled “Proposal No. 1—The SPAC Merger Proposals,” “Proposal No. 2—The Company Merger Proposal,” “Proposal No. 3—The Advisory Organizational Documents Proposal” and “Proposal No. 4—The Adjournment Proposal.”

When you consider the recommendation of the SPAC Board in favor of approval of these Proposals, you should keep in mind that, aside from their interests as shareholders, Sponsor and certain of SPAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder. Please see the subsection entitled “The Business Combination—Interests of Certain Persons in the Business Combination.”

Voting Power; Record Date

Only SPAC shareholders of record at the close of business on March 9, 2022, the record date for the SPAC Shareholders’ Meeting, will be entitled to vote at the SPAC Shareholders’ Meeting. Each SPAC shareholder is entitled to one vote for each SPAC Ordinary Share registered in its name as of the close of business on the record date. If a SPAC shareholder’s shares are held in “street name” or are in a margin or similar account, such shareholder should contact its broker, bank or other nominee to ensure that votes related to the shares beneficially owned by such shareholder are properly counted. On the record date, there were 43,125,000 SPAC Ordinary Shares outstanding, of which 34,500,000 are SPAC Public Shares and 8,625,000 are SPAC Class B Ordinary Shares held by the Sponsor.

Quorum and Required Vote for Proposals at the SPAC Shareholders’ Meeting

A quorum of SPAC shareholders is necessary to hold a valid meeting. A quorum will be present at the SPAC Shareholders’ Meeting if holders of a majority of the outstanding SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares entitled to vote thereat attend virtually or in person or are represented by proxy at the SPAC Shareholders’ Meeting. Abstentions will count as present for the purposes of establishing a quorum.

Approval of the SPAC Merger requires the affirmative vote (in person or by proxy, including by way of the online meeting option) of the holders of two thirds of the then-outstanding SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares who, being entitled to do so, vote in person or by proxy (including by way of the online meeting option) at the SPAC Shareholders’ Meeting, voting as a single class. Approval of the Company Merger Proposal, the Advisory Organizational Documents Proposal and the Adjournment Proposal requires the affirmative vote (in person or by proxy, including by way of the online meeting option) of the holders of a majority of the outstanding shares of SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares entitled to vote and actually cast thereon at the SPAC Shareholders’ Meeting, voting as a single class. Accordingly, a shareholder’s failure to vote by proxy or to vote online at the SPAC Shareholders’ Meeting will not, if a valid quorum is established, have any effect on the outcome of any vote on any of the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SPAC Shareholders’ Meeting (assuming a quorum is present).

The Closing is conditioned on the approval of the SPAC Merger Proposal and the Company Merger Proposal at the SPAC Shareholders’ Meeting. The Advisory Organizational Documents Proposal is non-binding and is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement.

Voting Your Shares

If you are a shareholder of record, there are two ways to vote your SPAC Class A Ordinary Shares or SPAC Class B Ordinary Shares at the SPAC Shareholders’ Meeting:

•

You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy”, whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by SPAC’s board of directors “FOR” each of the Proposals; or

•	You can attend the SPAC Shareholders’ Meeting in person or virtually and vote.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares beneficially owned by you are properly counted. Beneficial shareholders who wish to vote by attending the SPAC Shareholders’ Meeting in person or virtually must obtain a legal proxy by contacting the bank, broker or other nominee that holds their shares.

Revoking Your Proxy

If you are a shareholder of record and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	You may send another proxy card with a later date; or

•	You may notify SPAC, in writing, before the SPAC Shareholders’ Meeting that you have revoked your proxy.

No Additional Matters May Be Presented at the SPAC Shareholders’ Meeting

The SPAC Shareholders’ Meeting has been called to consider only the approval of the SPAC Merger Proposal, the Company Merger Proposal, the Advisory Organizational Documents Proposal and (if put) the Adjournment Proposal. Under the SPAC Articles, other than procedural matters incident to the conduct of the SPAC Shareholders’ Meeting, no other matters may be considered at the SPAC Shareholders’ Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the SPAC Shareholders’ Meeting.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your SPAC Class A Ordinary Shares or SPAC Class B Ordinary Shares, you may call or email Morrow Sodali LLC, SPAC’s proxy solicitor, at (800) 662-5200 (banks and brokers, please call collect at (203) 658-9400) or GMBT.info@investor.morrowsodali.com.

Vote of the Sponsor and the Key SPAC Shareholders

The Sponsor and the Key SPAC Shareholders have agreed to vote any SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares owned by them in favor of the Business Combination.

The Sponsor and the Key SPAC Shareholders have waived any redemption rights, including with respect to SPAC Class A Ordinary Shares purchased in the IPO or in the aftermarket, in connection with the Business Combination. The Sponsor has also waived any rights to liquidating distributions from the Trust Account if SPAC fails to complete an Initial Business Combination within the Combination Period. However, Sponsor and SPAC’s directors and officers are entitled to redemption rights upon SPAC’s liquidation with respect to any SPAC Class A Ordinary Shares they may own.

Redemption Rights

Pursuant to the SPAC Articles, any holders of SPAC Public Shares may request that all or a portion of such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less income taxes payable, calculated as of two business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds a portion of the proceeds of the SPAC IPO and the sale of the SPAC Private Placement Warrants (calculated as of two business days prior to the consummation of the Business Combination, less income taxes payable). For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of approximately $345 million as of June 30, 2021, the estimated per share redemption price would have been approximately $10.00.

To exercise your redemption rights, you must:

•	if you hold SPAC Units, separate the underlying SPAC Public Shares and SPAC Public Warrants;

•

prior to 5:00 p.m. Eastern Time on March 28, 2022 (two business days before the SPAC Shareholders’ Meeting), tender your shares physically or electronically and submit a request in writing that SPAC redeem your SPAC Public Shares for cash to Continental Stock Transfer & Trust Company, the Transfer Agent, at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attention: Mark Zimkind

Email: mzimkind@continentalstock.com

and

•

deliver your SPAC Public Shares either physically or electronically through DTC’s DWAC system to the Transfer Agent at least two business days before the SPAC Shareholders’ Meeting. Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. Shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your SPAC Public Shares as described above, your shares will not be redeemed.

Shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name” are required to either tender their certificates to the Transfer Agent prior to the date set forth in this proxy statement/prospectus, or up to two business days prior to the vote on the proposal to approve the Business Combination at the SPAC Shareholders’ Meeting, or to deliver their shares to the Transfer Agent electronically using DTC’s DWAC system, at such shareholder’s option. The requirement for physical or electronic delivery prior to the SPAC Shareholders’ Meeting ensures that a redeeming shareholder’s election to redeem is irrevocable once the Business Combination is approved.

Holders of outstanding SPAC Units must separate the underlying SPAC Public Shares and SPAC Public Warrants prior to exercising redemption rights with respect to the SPAC Public Shares.

If you hold SPAC Units registered in your own name, you must deliver the certificate for such SPAC Units to Continental Stock Transfer & Trust Company, the Transfer Agent, with written instructions to separate such SPAC Units into SPAC Public Shares and SPAC Public Warrants. This must be completed far enough in advance to permit the mailing of the SPAC Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the SPAC Public Shares from the SPAC Units.

If a broker, dealer, commercial bank, trust company or other nominee holds your SPAC Units, you must instruct such nominee to separate your SPAC Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, the Transfer Agent. Such written instructions must include the number of SPAC Units to be split and the nominee holding such SPAC Units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of SPAC Public Shares and SPAC Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the SPAC Public Shares from the SPAC Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your SPAC Units to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Each redemption of SPAC Class A Ordinary Shares by SPAC Public Shareholders will reduce the amount in the Trust Account. The Business Combination Agreement provides that each party’s obligation to consummate the Business Combination is conditioned on the amount in the Trust Account (net of the amount of any SPAC Public Shareholder redemptions) and the proceeds from the PIPE Financing. The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties. If, as a result of redemptions of SPAC Class A Ordinary Shares by SPAC Public Shareholders, this condition is not met or is not waived, then each of SPAC and Swvl may elect not to consummate the Business Combination. In addition, in no event will SPAC redeem its SPAC Class A Ordinary Shares in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in the SPAC Articles.

Prior to exercising redemption rights, SPAC shareholders should verify the market price of the SPAC Class A Ordinary Shares, as shareholders may receive higher proceeds from the sale of their SPAC Class A

Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. There is no assurance that you will be able to sell your SPAC Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the SPAC Class A Ordinary Shares when you wish to sell your shares.

If a SPAC Public Shareholder exercises its redemption rights in full, then it will not own SPAC Public Shares or Holdings Common Shares A following the redemption. The redemption will take place following the SPAC Merger and, accordingly, it is Holdings Common Shares A that will be redeemed immediately after consummation of the Business Combination. You will no longer own those shares and you will have no right to participate in, or have any interest in, the future growth of Holdings, if any. You will be entitled to receive cash for your SPAC Class A Ordinary Shares only if you properly and timely demand redemption.

Pursuant to Section 171 of the SPAC Articles, if the Business Combination is not approved and SPAC does not consummate an Initial Business Combination within the Combination Period, SPAC will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the SPAC Public Shareholders and all of SPAC’s warrants will expire worthless.

Appraisal Rights

The Cayman Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out in the section entitled “Extraordinary General Meeting of SPAC Shareholders—Redemption Rights” herein, and the SPAC Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represents the fair value of those shares. Extracts of relevant sections of the Cayman Companies Act follow:

238. (1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

239. (1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except — (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

Proxy Solicitation Costs

SPAC is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone, in person or by electronic communications. SPAC shall bear the cost of the solicitation.

SPAC has engaged Morrow Sodali LLC to assist in the solicitation of proxies, and shall pay Morrow Sodali LLC a fee of $37,500, plus disbursements. SPAC will reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and will indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses.

SPAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions, and shall reimburse such parties for their expenses in forwarding soliciting materials to beneficial owners of SPAC Class A Ordinary Shares and in obtaining voting instructions from those owners.

SPAC’s directors, officers and employees may also solicit proxies by telephone, by facsimile, in person or by electronic communications. They will not be paid any additional amounts for soliciting proxies.

THE BUSINESS COMBINATION

This section of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement and the transactions contemplated thereby, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement and the BCA Amendment, copies of which are attached as Annex A-1 and Annex A-2 respectively. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties, and covenants were made and will be made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties, and covenants in the Business Combination Agreement (1) are also modified in important part by the underlying disclosure schedules, which we refer to as the “Schedules” and which are not filed publicly, (2) may also be subject to a contractual standard of materiality different from that generally applicable to shareholders and (3) were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about the subject matters. We do not believe that the Schedules contain information that is material to an investment decision but that has not been publicly disclosed. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in SPAC’s or Holdings’ public disclosures. However, each of SPAC and Holdings acknowledges that its public disclosures must include any material information necessary to provide investors with a materially complete understanding of the Business Combination Agreement. Therefore, to the extent that specific material facts exist that contradict the representations, warranties, and covenants in the Business Combination, SPAC and/or Holdings will provide corrective disclosures. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the Business Combination Agreement is not fully reflected in SPAC’s and/or Holdings’ public disclosures, SPAC and/or Holdings will update such disclosures to include any material information necessary to provide investors with a materially complete understanding of the Business Combination Agreement.

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement.

General: Structure of the Business Combination

On July 28, 2021, SPAC, Swvl, Holdings, Cayman Merger Sub and BVI Merger Sub entered into the Business Combination Agreement, pursuant to which the Business Combination will be effected in four steps: (a) in accordance with the Cayman Companies Act at the SPAC Merger Effective Time, SPAC will merge with and into Cayman Merger Sub, with Cayman Merger Sub surviving the SPAC Merger and becoming the sole owner of BVI Merger Sub; (b) concurrently with the consummation of the SPAC Merger, and subject to the BVI Companies Act, Holdings will redeem each Holdings Common Share A and each Holdings Common Share B issued and outstanding immediately prior to the SPAC Merger for par value, (c) following the SPAC Merger and subject to the Cayman Companies Act and the BVI Companies Act, the SPAC Surviving Company will distribute all of the issued and outstanding BVI Merger Sub Common Shares to Holdings, and (d) following the BVI Merger Sub Distribution, but no earlier than one business day after the SPAC Merger, in accordance with the BVI Companies Act, BVI Merger Sub will merge with and into Swvl, with Swvl surviving the Company Merger as a wholly owned Subsidiary of Holdings.

On January 31, 2022, SPAC, Swvl, Holdings, Cayman Merger Sub and BVI Merger Sub entered into the First BCA Amendment, which, among other things (i) updated the form of written consent of the Swvl

Shareholders approving the Transactions to additionally approve certain transactions entered into following the signing of the Business Combination Agreement and (ii) made certain technical amendments to the form of Holdings A&R Articles to be effective at the SPAC Merger Effective Time.

On March 3, 2022, SPAC, Swvl, Holdings, Cayman Merger Sub and BVI Merger Sub entered into the Second BCA Amendment, which extended the Outside Date to May 31, 2022.

The terms of the Business Combination Agreement, which contain customary representations and warranties, covenants, closing conditions, termination provisions, and other terms relating to the Business Combination, are summarized below.

The SPAC Merger will be consummated by the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands, and will be effective upon the date and time of registration of the Cayman Plan of Merger by the Registrar of Companies of the Cayman Islands or at such later time as may be agreed by the parties and specified in such Cayman Plan of Merger. No earlier than one business day after the SPAC Merger Date, and no later than three business days following the satisfaction or waiver of the conditions set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), the Company Merger will be consummated by the filing of the BVI Articles of Merger and an extract of the shareholder resolution to approve the amended and restated memorandum and articles of association of Swvl by the Registrar of Corporate Affairs of the British Virgin Islands. The Company Merger will be effective upon the date and time of registration of the BVI Articles of Merger and the amended and restated memorandum and articles of association of Swvl by the Registrar of Corporate Affairs of the British Virgin Island or at such later date and time not exceeding 30 days as may be agreed by the parties and specified in such BVI Articles of Merger.

For the avoidance of doubt, the Holdings Redemption, the SPAC Merger, the SPAC Merger Date, and the SPAC Merger Effective Time will all occur at least one business day prior to, and independent of, the Closing, the Closing Date and the Company Merger Effective Time. On the Closing Date, the PIPE Financing will be consummated prior to or substantially concurrently with the Company Merger and the Company Merger Effective Time.

Conversion of Securities

At the SPAC Merger Effective Time:

•	by virtue of the SPAC Merger and without any action on the part of SPAC, Cayman Merger Sub, BVI Merger Sub, Swvl, Holdings or the holders of any of the following securities:

•

each then-outstanding Cayman Merger Sub Common Share will be automatically converted into one share of the SPAC Surviving Company, which will constitute the only outstanding shares of the SPAC Surviving Company;

•	each then-outstanding SPAC Class A Ordinary Share will be automatically cancelled, extinguished and converted into the right to receive one Holdings Common Share A; and

•	each then-outstanding SPAC Class B Ordinary Share will be automatically cancelled, extinguished and converted into the right to receive one Holdings Common Share B;

•

each then-outstanding fraction of or whole SPAC Warrant will be automatically assumed and converted into a fraction or whole Holdings Warrant, as the case may be, to acquire (in the case of a whole Holdings Warrant) one Holdings Common Share A, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former SPAC Warrants; and

•

without duplication of the foregoing, each then-outstanding SPAC Unit, comprised of one SPAC Class A Ordinary Share and one-third of one SPAC Warrant, will be automatically cancelled, extinguished and converted into a new Swvl Unit, comprised of one Holdings Common Share A and one-third of one Holdings Warrant.

At the Company Merger Effective Time:

•	by virtue of the Company Merger and without any action on the part of Cayman Merger Sub, BVI Merger Sub, Swvl, Holdings or the holders of the following securities;

•

each then-outstanding BVI Merger Sub Common Share will be automatically cancelled, extinguished and converted into one share, no par value, in the Swvl Surviving Company, which shall constitute the only issued and outstanding shares of the Swvl Surviving Company;

•	all Swvl Shares held in the treasury of Swvl will be automatically cancelled and extinguished, and no consideration shall be delivered in exchange therefor; and

•

each then-outstanding Swvl Share will be automatically cancelled, extinguished and converted into the right to receive (x) a number of Holdings Common Shares A equal to the Exchange Ratio and (y) upon an Earnout Triggering Event (or the date on which a Change of Control occurs), the Per Share Earnout Consideration (with any fractional share to which any holder of Swvl Shares would otherwise be entitled rounded down to the nearest whole share), in each case, without interest (the “Swvl Closing Consideration”);

•

each then-outstanding and unexercised Swvl Option, whether or not vested, will be assumed and converted into (i) an option to purchase a number of Holdings Common Shares A (such option, an “Exchanged Option”) equal to the product of (x) the number of Swvl Common Shares B subject to such Swvl Option (assuming payment in cash of the exercise price of such Swvl Option) immediately prior to the Company Merger Effective Time multiplied by (y) the Exchange Ratio (such product rounded down to the nearest whole share), at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Swvl Option immediately prior to the Company Merger Effective Time divided by (B) the Exchange Ratio (which option will remain subject to the same vesting terms as such Swvl Option) and (ii) a number of restricted stock units (the “Earnout RSUs”) in respect of a number of Holdings Common Shares A (the “Earnout RSU Shares”) that will be issued in settlement of Earnout RSUs, as described in the section entitled “Earnout” below, equal to the number of Swvl Common Shares B subject to such Swvl Option (assuming payment in cash of the exercise price of such Swvl Option) immediately prior to the Company Merger Effective Time multiplied by the Per Share Earnout Consideration;

•

the Swvl Convertible Notes, other than any Swvl Exchangeable Notes, will convert into the right to receive Holdings Common Shares A as if such Swvl Convertible Notes had first converted into Swvl Common Shares A in accordance with their terms immediately prior to the Company Merger Effective Time (the hypothetical conversion of exchange of such Swvl Convertible Notes into Swvl Common Shares A, the “Hypothetical Convertible Note Conversion”) and immediately thereafter each such Swvl Common Share A was cancelled, extinguished and converted into the right to receive a number of Holdings Common Shares A equal to the Exchange Ratio;

•

each Swvl Exchangeable Note will be exchanged for a number of Holdings Common Shares A at an exchange price of $8.50 per share (or, with respect to the $20.0 million Swvl Exchangeable Note issued to an Initial PIPE Investor affiliated with Agility on January 12, 2022 and the $1.0 million Swvl Exchangeable Note issued to R Capital, LLC on January 31, 2022, $9.10 per share);

•	in accordance with the Holdings A&R Articles, each then-outstanding Holdings Common Share B will be converted, on a one-for-one basis, into one Holdings Common Share A; and

•

pursuant to their terms, the Holdings Common Shares A and the Holdings Warrants comprising each existing and outstanding Holdings Unit immediately prior to the Company Merger Effective Time will be automatically separated in accordance with the Holdings A&R Articles.

For purposes of illustration, following consummation of the Company Merger, a holder of 1,000 Swvl Shares would hold approximately 1,512,976 Holdings Common Shares A and the contingent right to receive

Earnout Shares (as described further below), with such Swvl Shares converting into shares of Holdings Common Shares A at an assumed Exchange Ratio of 1512.9762.

Earnout

During the Earnout Period, and as additional consideration for the interests in Swvl acquired in connection with the Business Combination, within five business days after the occurrence of the Earnout Triggering Events described below, Holdings will issue or cause to be issued to the Eligible Swvl Equityholders (excluding Eligible Swvl Equityholders in their capacity as holders of Swvl Options who shall instead be eligible to receive Earnout RSU Shares), with respect to such Earnout Triggering Event, the following number of Holdings Common Shares A (which will be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Holdings Common Shares A occurring after the Closing and upon or prior to the applicable Earnout Triggering Event), upon the terms and subject to the conditions set forth in the Business Combination Agreement:

•

upon the occurrence of Earnout Triggering Event I, a one-time issuance of 5,000,000 Earnout Shares less the number of Earnout RSU Shares issued in connection with the occurrence of Earnout Triggering Event I;

•

upon the occurrence of Earnout Triggering Event II, a one-time issuance of 5,000,000 Earnout Shares less the number of Earnout RSU Shares issued in connection with the occurrence of Earnout Triggering Event II; and

•

upon the occurrence of Earnout Triggering Event III, a one-time issuance of 5,000,000 Earnout Shares less the number of Earnout RSU Shares issued in connection with the occurrence of Earnout Triggering Event III.

For the avoidance of doubt, the Eligible Swvl Equityholders (excluding Eligible Company Equityholders in their capacity as holders of Swvl Options who shall instead be eligible to receive Earnout RSU Shares) with respect to an Earnout Triggering Event will be entitled to receive Earnout Shares upon the occurrence of each Earnout Triggering Event; provided, however, that each Earnout Triggering Event shall only occur once, if at all, and in no event shall the sum of the Earnout Shares issued together with the number of Earnout RSU Shares issued, exceed 15,000,000 Earnout Shares.

If, during the Earnout Period, there is a Change of Control (or a definitive agreement providing for a Change of Control is entered into during the Earnout Period and such Change of Control is ultimately consummated, even if such consummation occurs after the Earnout Period) pursuant to which Holdings or its shareholders have the right to receive consideration implying a value per Holdings Common Share A (as determined in good faith by the board of directors of Holdings) of:

•	less than $12.50, then no Earnout Shares or Earnout RSU Shares will be issuable;

•

greater than or equal to $12.50 but less than $15.00, then, (a) immediately prior to such Change of Control, Holdings will issue 5,000,000 Holdings Common Shares A (less (x) any Earnout Shares issued prior to such Change of Control, (y) any Earnout RSU Shares issued prior to such Change of Control and (z) any Earnout RSU Shares issued in connection with such Change of Control) to the Eligible Swvl Equityholders with respect to the Change of Control and (b) no further Earnout Shares or Earnout RSU Shares will be issuable;

•

greater than or equal to $15.00 but less than $17.50, then, (a) immediately prior to such Change of Control, Holdings will issue 10,000,000 Holdings Common Shares A (less (x) any Earnout Shares issued prior to such Change of Control, (y) any Earnout RSU Shares issued prior to such Change of Control and (z) any Earnout RSU Shares issued in connection with such Change of Control) to the Eligible Swvl Equityholders with respect to the Change of Control and (b) no further Earnout Shares or Earnout RSU Shares will be issuable; or

•

greater than or equal to $17.50, then, (a) immediately prior to such Change of Control, Holdings will issue 15,000,000 Holdings Common Shares A (less (x) any Earnout Shares issued prior to such Change of Control, (y) any Earnout RSU Shares issued prior to such Change of Control and (z) any Earnout RSU Shares issued in connection with such Change of Control) to the Eligible Swvl Equityholders with respect to the Change of Control and (b) no further Earnout Shares or Earnout RSU Shares will be issuable.

The Holdings Common Share A price targets specified in the definitions of “Earnout Triggering Event I,” “Earnout Triggering Event II” and “Earnout Triggering Event III” set forth in the Business Combination Agreement will be equitably adjusted for stock splits, share divisions, reverse stock splits, stock or share dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Holdings Common Shares A occurring on or after the Closing and prior to the Change of Control.

At the Company Merger Effective Time, each holder of an unexercised, issued and outstanding Swvl Option shall receive a number of Earnout RSUs equal to (a)(i) 15,000,000 divided by (ii) the total number of Swvl Shares outstanding as of immediately prior to the Company Merger Effective Time (including Swvl Shares issuable upon Hypothetical Convertible Note Conversion and upon exercise of Swvl Options (assuming payment in cash of the exercise price of such Swvl Options)), multiplied by (b) the aggregate number of Swvl Common Shares B underlying the applicable Swvl Option (assuming payment in cash of the exercise price of such Swvl Option). Each Earnout RSU shall be subject to forfeiture, and such forfeiture restrictions shall lapse with respect to a pro rata portion of the Earnout RSUs held by each holder of Earnout RSUs upon the occurrence of an Earnout Triggering Event (or on the date on which a Change of Control occurs) and the relevant Earnout RSU Shares shall be issued to such holder, but only to the extent that such Earnout RSU Share would have been issued upon the Earnout Triggering Event (or Change of Control) had it instead been an Earnout Share. Earnout RSUs also shall be subject to forfeiture and shall be reallocated pro rata to the other holders of Earnout RSUs to the extent the portion of the Exchanged Option to which they relate is forfeited after the Company Merger Effective Time and prior to the applicable Earnout Triggering Event (or Change of Control) regardless of whether at the time of such forfeiture such Exchanged Option was vested or unvested. Any Earnout RSU that remains subject to forfeiture at the expiration of the Earnout Period shall automatically and without further action be forfeited, and the Eligible Company Equityholder shall have no further right, title or interest in such Earnout RSU or the related Earnout RSU Share. Earnout RSU Shares are issuable in settlement of Earnout RSUs upon satisfaction of the same price targets set forth in the Business Combination Agreement that apply to the Earnout Shares.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of Swvl, SPAC and BVI Merger Sub relating to, among other things, their ability to enter into the Business Combination Agreement and their respective outstanding capitalization. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and will not survive the Closing. These representations and warranties have been made solely for the benefit of the other parties to the Business Combination Agreement and should not be relied on by you as characterizations of the actual state of facts about the subject matter thereof.

The Business Combination Agreement contains representations and warranties made by Swvl to SPAC and BVI Merger Sub relating to a number of matters, including the following:

•	organization and qualification to do business;

•	Subsidiaries;

•	the organizational documents of Swvl and its Subsidiaries;

•	Swvl’s capitalization as of the date of the Business Combination Agreement;

•	authority to enter into, and perform the obligations under, the Business Combination Agreement;

•	absence of conflicts with organizational documents, applicable laws, or certain other agreements, and required filings and consents;

•	possession and effectiveness of material permits;

•	compliance with laws;

•

preparation of Swvl’s financial statements in accordance with IFRS and fair presentation, in all material respects, of the financial position, results of operations, and cash flows of Swvl and its Subsidiaries as of the date of such financial statements and for the periods indicated therein;

•	absence of undisclosed liabilities;

•	conduct of business and absence of certain changes or events from December 31, 2020 through the date of the Business Combination Agreement;

•	absence of a material adverse effect on Swvl and its Subsidiaries since December 31, 2020;

•	absence of litigation;

•	employee benefit plans;

•	labor and employment matters;

•	real property and title to assets;

•	intellectual property;

•	taxes;

•	compliance with environmental law and other environmental matters;

•	validity and binding effect of material contracts and absence of breach, violation, or default thereunder;

•	key customers and suppliers;

•	approval of the board and shareholders required to consummate the transactions contemplated by the Business Combination Agreement;

•	compliance with anti-corruption and sanctions laws;

•	interested party transactions;

•	inapplicability of the Exchange Act;

•	brokers entitled to fees or commissions in connection with the transactions contemplated by the Business Combination Agreement;

•	absence of side letters or certain other arrangements with PIPE Investors;

•	absence of settlements or allegations relating to sexual harassment or misconduct; and

•	exclusivity of the representations and warranties made by Swvl.

The Business Combination Agreement contains representations and warranties made by SPAC and BVI Merger Sub to Swvl relating to a number of matters, including the following:

•	organization and qualification to do business;

•	Subsidiaries;

•	organizational documents of SPAC and BVI Merger Sub;

•	SPAC’s and BVI Merger Sub’s capitalization as of the date of the Business Combination Agreement;

•	authority to enter into, and perform the obligations under, the Business Combination Agreement;

•	absence of conflicts with organizational documents, applicable laws, or certain other agreements and required filings and consents;

•	possession and effectiveness of material permits;

•	compliance with laws;

•	proper filing of documents with the SEC, financial statements, and compliance with the Sarbanes-Oxley Act;

•	absence of undisclosed liabilities;

•	conduct of business and absence of certain changes or events since January 19, 2021 and prior to the date of the Business Combination Agreement;

•	absence of a material adverse effect on SPAC since January 19, 2021;

•	absence of litigation;

•	approval of the board and the shareholders required to consummate the transactions contemplated by the Business Combination Agreement;

•	brokers entitled to fees or commissions in connection with the transactions contemplated by the Business Combination Agreement;

•	the Trust Account;

•	absence of employees;

•	taxes;

•	the listing of SPAC Units, SPAC Class A Ordinary Shares, and SPAC Warrants;

•	absence of breach or default under certain material agreements, contracts, and commitments;

•	interested party transactions;

•	inapplicability of the Investment Company Act of 1940, as amended (the “Investment Company Act”); and

•	absence of side letters or certain other arrangements with PIPE Investors.

No Survival

None of the representations, warranties, covenants, obligations or other agreements of Swvl, SPAC, Holdings, BVI Merger Sub or Cayman Merger Sub contained in the Business Combination Agreement or any certificate or instrument delivered pursuant to the Business Combination Agreement will survive the Closing, other than those covenants and agreements that by their terms survive the Company Merger Effective Time and certain miscellaneous provisions of the Business Combination Agreement.

Closing

The Closing will occur no earlier than one business day after the SPAC Merger Effective Time and no later than three business days following the satisfaction or waiver of all of the conditions to the Closing (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time).

Conduct of Business Pending the Business Combination

Swvl agreed that, between the date of the Business Combination Agreement and the Company Merger Effective Time or the earlier termination of the Business Combination Agreement, except as (a) expressly contemplated by any other provision of the Business Combination Agreement or any ancillary agreement thereto, (b) set forth in Swvl’s Schedules or (c) required by applicable law or governmental order, unless SPAC otherwise consents in writing (which consent may not be unreasonably withheld, conditioned or delayed), it will use commercially reasonable efforts to conduct its business, and cause its Subsidiaries to use commercially reasonable efforts to conduct their respective businesses, in the ordinary course of business in all material respects taking into account recent past practice in light of COVID-19, including any actions taken by Swvl due to COVID-19 measures prior to the date of the Business Combination Agreement; and provided that, any action taken, or omitted to be taken, that is required by applicable law or governmental order (including COVID-19 measures) will be deemed to be in the ordinary course of business, and it will use its commercially reasonable efforts to preserve substantially intact the business organization of Swvl and its Subsidiaries, keep available the services of the current officers, key employees and consultants of Swvl and its Subsidiaries, and preserve the current relationships of Swvl and its Subsidiaries with customers, suppliers and other persons with which Swvl or any of its Subsidiaries has significant business relations, in each case, in all material respects.

In addition to the general covenants above, Swvl agreed that between the date of the Business Combination Agreement and the Company Merger Effective Time or the earlier termination of the Business Combination Agreement, except as (a) expressly contemplated by any other provision of the Business Combination Agreement or any ancillary agreement thereto, (b) set forth in Swvl’s Schedules or (c) required by applicable law or governmental order, and subject to specified exceptions, it will not, and will cause its Subsidiaries not to, without the prior written consent of SPAC (which consent may not be unreasonably withheld, conditioned or delayed):

•	amend or otherwise change the memorandum and article of association, bylaws or other organizational documents of Swvl, Holdings or Cayman Merger Sub or any other Subsidiary of Swvl;

•

adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Swvl, Holdings or Cayman Merger Sub or any other Subsidiary of Swvl;

•

other than transactions among solely Swvl and Subsidiaries of Swvl or among solely Subsidiaries of Swvl, issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock of Swvl or any Subsidiary of Swvl, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of Swvl or any Subsidiary of Swvl, other than (x) the exercise of any Swvl Options in effect and outstanding on the date of the Business Combination Agreement as expressly permitted by the Business Combination Agreement, (y) the issuance of Swvl Common Shares A (or other class of equity security of Swvl, as applicable) pursuant to the terms of the Swvl Preferred Shares or Swvl Convertible Notes, in each case, in effect on the date of the Business Combination Agreement and (z) as consideration for certain acquisitions;

•

sell, pledge, dispose of, or encumber any material assets of Swvl or any Subsidiary of Swvl, except for (x) dispositions of obsolete or worthless equipment or assets that are no longer used or useful in the conduct of business, (y) transactions among solely Swvl and Subsidiaries of Swvl or among solely Subsidiaries of Swvl and (z) the sale or provision of goods or services to customers in the ordinary course of business;

•	enter into a joint venture or similar partnership or alliance with any other person;

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than any dividends or other distributions from any wholly owned Subsidiary of Swvl to Swvl or any other wholly owned Subsidiary of Swvl;

•

reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares or capital stock, other than (x) acquisitions of any such shares or capital stock or other

Swvl securities in connection with the exercise of Swvl Options, (y) such transactions among solely Swvl and Subsidiaries of Swvl or among solely Subsidiaries of Swvl and (z) any such transaction by a wholly owned Subsidiary of Swvl that remains a wholly owned Subsidiary of Swvl after consummation of such transaction;

•

acquire (including by merger, consolidation, acquisition of stock or any other business combination) any equity interests in or substantially all of the assets of any corporation, partnership, other business organization or any division thereof, if the aggregate amount of consideration would exceed $5,000,000 in the aggregate, provided that such acquisitions would not require the presentation of audited financial statements and would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Business Combination Agreement;

•

incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for (including by entering into any “keep well” or similar agreement to maintain the financial condition of any other person), any such indebtedness or debt securities of any person, except for (x) the incurrence of indebtedness of any kind under any credit facilities or other debt instruments (including under any applicable credit line) of Swvl or Subsidiaries of Swvl in existence as of the date of the Business Combination Agreement, (y) intercompany indebtedness among Swvl and any wholly-owned Subsidiaries of Swvl or among wholly-owned Subsidiaries of Swvl and (z) other indebtedness in an aggregate principal amount not to exceed $35,500,000 (or such greater amount as agreed by Swvl and SPAC) and reduced dollar for dollar by any amounts funded pursuant to Swvl Exchangeable Notes issued pursuant to PIPE Subscription Agreements;

•

make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, agents or consultants, except (w) reimbursement to employees or officers of Swvl or any Subsidiary of Swvl of expenses incurred by such persons on behalf of Swvl or any Subsidiary of Swvl in the ordinary course of business and consistent with past practices and the policies of Swvl and the Subsidiaries of Swvl in effect as of the date of the Business Combination Agreement, (x) prepayments and deposits paid to suppliers of Swvl or any Subsidiary of Swvl in the ordinary course of business consistent with past practice, (y) trade credit extended to customers of Swvl or any Subsidiary of Swvl in the ordinary course of business consistent with past practice or (z) in connection with the formation of Subsidiaries of Swvl with required local partners;

•	make any capital expenditures in excess of $1,000,000, individually or in the aggregate;

•	acquire any fee interest in real property;

•

except as required by applicable law or pursuant to the terms of any employee benefit plan as in effect on the date of the Business Combination Agreement, (a) grant any increase in the compensation, incentives or benefits paid, payable, or to become payable to any current or former employee, officer, director, individual independent contractor or individual consultant of Swvl or any Subsidiary of Swvl (each, a “Service Provider”), except for increases in salary or hourly wage rates (and any corresponding bonus opportunity increases) made in the ordinary course of business in a manner consistent with past practice to any such Service Provider (other than directors or executive officers of Swvl or a Subsidiary of Swvl); (b) grant any retention, change in control, severance or termination pay to any Service Provider, other than severance or other termination pay or benefits in the ordinary course of business in a manner consistent with past practice to terminated Service Providers who are not directors or executive officers of Swvl or a Subsidiary of Swvl and who are not employees with an annual base salary at or above $100,000; (c) accelerate or commit to accelerate the funding, time of payment, or vesting of any compensation or benefits to any current or former Service Provider or holder of Swvl Options; (d) become obligated under or enter into any collective bargaining agreement, collective agreement or other contract or agreement with a labor union, trade union, works council, or similar representative of employees of Swvl; (e) hire any employee of Swvl or any Subsidiary of Swvl except (i) to replace a departed employee, as permitted hereunder (in which case such hiring will be on terms substantially similar to the terms applicable to the employment of the employee being replaced) or (ii) if such new employee has an annual base salary below $180,000 and is hired in the ordinary course; or (f) terminate the employment of any employee with an annual base salary at or above $100,000, other than any such termination for cause (as determined by Swvl) or due to death or disability;

•

make any material change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as (a) contemplated by the Business Combination Agreement or the transactions contemplated thereby or (b) required by a concurrent amendment in IFRS or applicable law or governmental order made subsequent to the date of the Business Combination Agreement, as agreed to by its independent accountants;

•

amend any material tax return; (b) change any material method of tax accounting; (c) make, change or rescind any material election relating to taxes; or (d) settle or compromise any material tax audit, assessment, tax claim or other controversy relating to taxes, in each case that is reasonably likely to result in an increase to tax liability, which increase is material to Swvl and Subsidiaries of Swvl taken as a whole;

•

materially amend, modify or consent to the termination (excluding any expiration in accordance with its terms) of any material contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of Swvl’s or any Subsidiary of Swvl’s material rights thereunder, in each case in a manner that would be adverse to Swvl and the Subsidiaries of Swvl; or (b) enter into any contract or agreement that would have been a material contract had it been entered into prior to the date of the Business Combination Agreement, in each case, except in the ordinary course of business consistent with past practice,

•

enter into any contract that obligates Swvl or any Subsidiary of Swvl to develop any intellectual property related to the business of Swvl, which such intellectual property would be owned by a third-party;

•

permit any material item of Swvl-Owned IP to lapse or to be abandoned, dedicated to the public or disclaimed, fail to perform or make any required filings or recordings, fail to pay all required fees required to maintain and protect its interest in material items of Swvl-Owned IP or otherwise fail to use commercially reasonable efforts to defend the validity and enforceability of any material item of Swvl-Owned IP;

•

waive, release, assign, settle or compromise any action, other than waivers, releases, assignments, settlements or compromises that do not involve payments by Swvl and the Subsidiaries of Swvl in excess of $500,000 in the aggregate, in each case in excess of insurance proceeds (provided that no such waiver, release, assignment, settlement or compromise may involve any material injunctive or equitable relief, or impose material restrictions, on the business activities of Swvl and the Subsidiaries of Swvl, taken as a whole (other than customary confidentiality obligations));

•

enter into any material new line of business outside of the business currently conducted by Swvl or Subsidiaries of Swvl as of the date of the Business Combination Agreement, which, for the avoidance of doubt, will not prohibit any geographic expansion of the business lines of Swvl and Subsidiaries of Swvl conducted as of the date of the Business Combination Agreement;

•

voluntarily fail to maintain or cancel without replacing any coverage under any insurance policy existing as of the date of the Business Combination Agreement in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Swvl and any Subsidiary of Swvl and their assets and properties or change coverage in a manner materially detrimental to Swvl and Subsidiaries of Swvl, taken as a whole, or (b) except as permitted by the Business Combination Agreement, enter into any material insurance policy insuring the business of Swvl or any Subsidiaries of Swvl (including any directors’ and officers’ liability policy);

•	amend or modify, or consent to the termination (excluding any expiration in accordance with its terms) of, the SPAC Shareholder Support Agreements or amend, waive, modify or consent to the termination

(excluding any expiration in accordance with its terms) of Swvl’s or any Subsidiary of Swvl’s rights thereunder; or

•	enter into any binding agreement or otherwise make a binding commitment to do any of the foregoing.

SPAC agreed that, except as expressly contemplated by the Business Combination Agreement or any ancillary agreement thereto and except as required by applicable law or governmental order, from the date of the Business Combination Agreement until the earlier of the termination of the Business Combination Agreement and the Company Merger Effective Time, unless Swvl otherwise consents in writing (which consent may not be unreasonably withheld, conditioned or delayed), SPAC will use commercially reasonable efforts to, and will cause BVI Merger Sub to use commercially reasonable efforts to, conduct their respective businesses in the ordinary course of business in all material respects. In addition, except as expressly contemplated by the Business Combination Agreement or any ancillary agreement thereto and except as required by applicable law or governmental order, SPAC and BVI Merger Sub have agreed that from the date of the Business Combination Agreement until the earlier of the termination of the Business Combination Agreement and the Company Merger Effective Time, subject to specified exceptions, they will not, without the prior written consent of Swvl (which may not be unreasonably withheld, conditioned or delayed):

•	amend or otherwise change the SPAC Organizational Documents or the BVI Merger Sub Articles or form any Subsidiary of SPAC other than BVI Merger Sub;

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of their capital stock, other than redemptions from the Trust Account that are required pursuant to the SPAC Organizational Documents;

•

reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the SPAC Shares or SPAC Warrants, except for redemptions from the Trust Fund and conversion of the SPAC Class B Ordinary Shares that are required pursuant to the SPAC Organizational Documents;

•

issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of SPAC or BVI Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of SPAC or BVI Merger Sub, except in connection with conversion of the SPAC Class B Ordinary Shares that are required pursuant to the SPAC Organizational Documents or in connection with a loan from the Sponsor or an affiliate thereof or certain of SPAC’s officers and directors to finance SPAC’s transaction costs in connection with the transactions contemplated by the Business Combination Agreement or other expenses unrelated to such transactions;

•

acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or otherwise acquire any securities or material assets from any third party, (b) enter into any strategic joint ventures, partnerships or alliances with any other person or (c) make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, agents or consultants) or initiate the start-up of any new business, non-wholly owned subsidiary or joint venture;

•

incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of SPAC, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except for any loan from the Sponsor or an affiliate thereof or certain of SPAC’s officers and directors to finance SPAC’s transaction costs in connection with the transactions contemplated by the Business Combination Agreement or other expenses unrelated to such transactions;

•

make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable law made subsequent to the date of the Business Combination Agreement, as agreed to by SPAC’s independent accountants;

•

amend any material tax return; (b) change any material method of tax accounting; (c) make, change or rescind any material election relating to taxes; or (d) settle or compromise any material U.S. federal, state, local or non-U.S. tax audit, assessment, tax claim or other controversy relating to taxes, in each ease that is reasonably likely to result in an increase to a tax liability, which increase is material to SPAC and BVI Merger Sub taken as a whole;

•

adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of, or otherwise liquidate, dissolve, reorganize or wind up the business and operations of, SPAC or BVI Merger Sub;

•	amend or modify the Trust Agreement or any agreement related to the Trust Account;

•

hire any employee or adopt or enter into any employee benefit plan (including grant or establish any form of compensation or benefits to any current or former employee, officer, director or other individual service provider of SPAC (for the avoidance of doubt, other than consultants, advisors, including legal counsel, or institutional service providers engaged by SPAC));

•

enter into, renew, modify, amend or revise any SPAC Related Party Transactions (or any contract that if entered into prior to the execution and delivery of the Business Combination Agreement would be a SPAC Related Party Transaction), except for any loan from the Sponsor or an affiliate thereof or certain of SPAC’s officers and directors to finance SPAC’s transaction costs in connection with the transactions contemplated by the Business Combination Agreement or other expenses unrelated to such transactions; or

•	enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Exclusivity

From the date of the Business Combination Agreement and ending on the earlier of (a) the Closing and (b) the termination of the Business Combination Agreement, none of Swvl, SPAC, Holdings, BVI Merger Sub or Cayman Merger Sub will, and Swvl, SPAC, Holdings, BVI Merger Sub and Cayman Merger Sub will cause their respective Subsidiaries and its and their respective representatives acting on its or their behalf not to, directly or indirectly, (i) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or continue any discussions or negotiations with, or knowingly encourage any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning (A) in the case of Swvl, (1) sale of 5% or more of the consolidated assets of Swvl and its Subsidiaries, taken as a whole, (2) sale of 5% or more of the outstanding shares or capital stock of Swvl or one or more of its Subsidiaries holding assets constituting, individually or in the aggregate, 5% or more of the consolidated assets of Swvl and its Subsidiaries, taken as a whole, or (3) merger, consolidation, liquidation, dissolution or similar transaction involving Swvl or one or more of its Subsidiaries holding assets constituting, individually or in the aggregate, 5% or more of the consolidated assets of Swvl and its Subsidiaries, taken as a whole, in each case, other than with SPAC and its representatives (a “Swvl Alternative Transaction”), and (B) in the case of SPAC and BVI Merger Sub, any merger, consolidation or acquisition of stock or assets or any other business combination involving SPAC or any of its Subsidiaries, on the one hand, and any other corporation, partnership or other business organization other than Swvl and its Subsidiaries, on the other hand (a “SPAC Alternative Transaction” and, together with a SWVL Alternative Transaction, the “Alternative Transactions”), (ii) in the case of Swvl, amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Swvl or any of its Subsidiaries, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any

Alternative Transaction, (iv) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Alternative Transaction or any proposal or offer that could reasonably be expected to lead to Alternative Transaction, (v) commence, continue or renew any due diligence investigation regarding any Alternative Transaction or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of their respective representatives acting on their behalf to take any such action. Each of Swvl and Holdings, on the one hand, and SPAC and BVI Merger Sub, on the other hand, agreed to, and to direct their respective affiliates and representatives acting on their behalf to, immediately cease any and all existing discussions or negotiations with any person conducted prior to the execution of the Business Combination Agreement with respect to any Alternative Transaction. Any violation of the foregoing restrictions by SPAC and BVI Merger Sub or their respective affiliates or representatives will be deemed to be a breach under the Business Combination Agreement.

From the date of the Business Combination Agreement and ending on the earlier of (a) the Closing and (b) the valid termination of the Business Combination Agreement, each of Swvl and SPAC agreed to notify the other party promptly after receipt (no later than 48 hours following such receipt) of any (i) inquiry or proposal with respect to an Alternative Transaction, (ii) inquiry that would reasonably be expected to lead to an Alternative Transaction or (iii) request for non-public information relating to the party or any of its Subsidiaries, or for access to the business, properties, assets, personnel, books or records of such party or any of its Subsidiaries by any third party, in each case that is related to or that would reasonably be expected to lead to an Alternative Transaction. In such notice, the party giving the notice will identify the third party making any such inquiry, proposal, indication or request with respect to an Alternative Transaction and provide the details of the material terms and conditions of any such inquiry, proposal, indication or request. The party who received the inquiry will keep the other party informed, on a reasonably current and prompt basis, of the status and material terms of any such inquiry, proposal, indication or request with respect to an Alternative Transaction, including any material amendments or proposed amendments.

If either party receives any inquiry or proposal as described above, then that party has agreed to notify such inquirer in writing that the party receiving the inquiry is subject to an exclusivity agreement with respect to the Alternative Transaction that prohibits them from considering such inquiry or proposal.

Stock Exchange Listing

Each of SPAC, Swvl and Holdings will use its reasonable best efforts to cause (a) Holdings’ initial listing application(s) with the Selected Stock Exchange in connection with the transactions contemplated by the Business Combination Agreement to have been approved, (b) Holdings to satisfy all applicable initial listing requirements of the Selected Stock Exchange and (c) the Holdings Common Shares A and the Holdings Warrants issuable in accordance with the Business Combination Agreement (including the Holdings Common Shares A to be issued in the PIPE Financing and the Earnout Shares, as applicable) to be approved for listing on the Selected Stock Exchange, subject to official notice of issuance, in each case prior to the SPAC Merger Effective Time. Until the earlier of the termination of the Business Combination Agreement and the SPAC Merger Effective Time, SPAC will use its reasonable best efforts to keep the SPAC Units, SPAC Class A Ordinary Shares and SPAC Warrants listed for trading on Nasdaq.

Payment of Transaction Costs

All expenses incurred in connection with the Business Combination Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Business Combination is consummated; provided that, for the avoidance of doubt, (a) if the Business Combination Agreement is terminated in accordance with its terms, (x) Swvl will pay, or cause to be paid, all unpaid Swvl Expenses and (y) SPAC will pay, or cause to be paid, all unpaid SPAC Expenses and (b) if the Closing occurs, Holdings will pay, or cause to be paid, all unpaid Swvl Expenses and all unpaid SPAC Expenses.

Other Covenants and Agreements

The Business Combination Agreement contains other covenants and agreements, including covenants related to:

•	Swvl and SPAC providing access to books and records and furnishing relevant information to the other party, subject to certain limitations and confidentiality provisions;

•	determining and obtaining appropriate insurance coverage for Holdings and its Subsidiaries following the Closing;

•	director and officer indemnification and insurance and indemnification of SPAC’s sponsor and managing member;

•	approving the go-forward incentive award plan for Holdings;

•	prompt notification of certain matters;

•	Swvl, SPAC, Holdings, BVI Merger Sub and Cayman Merger Sub using reasonable best efforts to consummate the Business Combination;

•	Swvl, SPAC, Holdings, BVI Merger Sub and Cayman Merger Sub using reasonable best efforts to consummate the PIPE Financing in accordance with the PIPE Subscription Agreements;

•	public announcements relating to the Business Combination;

•	the intended tax treatment of the Business Combination;

•	cooperation regarding any filings necessary, proper or advisable for the consummation of the transactions contemplated by the Business Combination Agreement;

•	SPAC making available to its shareholder the redemption rights and SPAC Surviving Company making disbursements from the Trust Account;

•

Swvl and SPAC taking all necessary action so that immediately after the Company Merger Effective Time, the Holdings Board is comprised of up to nine directors, which, shall be divided into three classes, designated Class I, Class II and Class III, with Class I consisting of three directors with an initial term that expires in 2022, Class II consisting of three directors with an initial term that expires in 2023 and Class III consisting of three directors with an initial term that expires in 2024. The directors on the Holdings Board immediately after the Company Merger Effective Time shall include (i) Mostafa Kandil as a member of Class III (so long as his employment has not been terminated by Swvl for Cause (as defined in his employment agreement) at or prior to the Company Merger Effective Time), (ii) Victoria Grace, as a member of Class III, and Lone Fønss Schrøder, as a member of Class II, (iii) Esther Dyson, as a member of Class I, and (iv) five other persons to be designated by Swvl prior to the Closing, taking into account diversity of viewpoint, experience, knowledge, race, ethnicity and gender;

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Swvl and SPAC taking all necessary action so that immediately after the Company Merger Effective Time, Holdings shall have established a non-voting advisory board consisting of members designated by the Holdings Board, including two designees of SPAC;

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SPAC keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities law;

•

Holdings instructing its registered agent to file the Holdings A&R Articles prior to the SPAC Merger Effective Time and the Holdings Public Company Articles as soon as possible following the Company Merger Effective Time, in each case with the Registry of Corporate Affairs of the British Virgin Islands;

•

SPAC notifying Swvl and keeping Swvl reasonably informed of any action brought, or to SPAC’s knowledge, threatened in writing, against SPAC or the SPAC Board by any of SPAC’s shareholders related to the Business Combination Agreement or the transactions contemplated thereby;

•

Swvl notifying SPAC and keeping SPAC reasonably informed of any action pending or, to Swvl’s knowledge, threatened against Swvl or any of its Subsidiaries by any of Swvl’s shareholders related to the Business Combination Agreement or the transactions contemplated thereby;

•	SPAC’s termination of certain agreements and Swvl’s termination of certain related party agreements; and

•	using reasonable best efforts to perform certain third-party assessments and implement certain policies and procedures, in each case with respect to certain aspects of Swvl’s business and operations.

Conditions to Consummation of the Transactions Contemplated by the Business Combination Agreement

Mutual Conditions

SPAC and Swvl may waive compliance with any condition to its own obligations to close the Business Combination. The obligations of Swvl, Holdings, Cayman Merger Sub, BVI Merger Sub and SPAC to consummate the Company Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) at or prior to the Company Merger Effective Time of the following conditions

•	the Written Consents having been delivered to SPAC;

•

the Required SPAC Proposals having each been approved and adopted by the requisite affirmative vote of SPAC shareholders at the SPAC Shareholders’ Meeting in accordance with this proxy statement/prospectus, the Cayman Companies Act, SPAC Articles and the rules and regulations of Nasdaq;

•

no governmental authority having enacted, issued, enforced or entered any law or governmental order which is then in effect and has the effect of making the transactions contemplated by the Business Combination Agreement illegal or otherwise prohibiting the consummation of such transactions;

•

all consents, approvals, authorizations or permits of, or filings with or notifications to, or expirations or terminations of any waiting period required by, governmental authorities, in each case set forth in the Business Combinations Agreement having been obtained, been made or occurred, including the approval of the Competition Commission of Pakistan;

•

the Registration Statement of which this proxy statement/prospectus forms a part having been declared effective and no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened by the SEC and not having been withdrawn;

•

the Holdings Common Shares A, including those to be issued pursuant to the Business Combination Agreement (including the Earnout Shares) and the PIPE Subscription Agreements, and the Holdings Common Shares A and Holdings Warrants (and the Holdings Common Shares A issuable upon exercise thereof) to be issued in connection with the SPAC Merger having been approved for listing on the Selected Stock Exchange, subject only to official notice of issuance thereof;

•	the Holdings Common Shares A not constituting “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act; and

•	the SPAC Merger having been consummated in accordance with the Business Combination Agreement.

SPAC and BVI Merger Sub Conditions

The obligations of SPAC and BVI Merger Sub to consummate the Company Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) at or prior to the Company Merger Effective Time of the following additional conditions:

•	the accuracy of the representations and warranties of Swvl as determined in accordance with the Business Combination Agreement;

•

(i) Swvl having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Company Merger Effective Time and (ii) each of Holdings and Cayman Merger Sub having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by them on or prior to the SPAC Merger Effective Time; and

•	Swvl having delivered to SPAC a customary officer’s certificate, dated as of the Closing Date, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement.

Some of the conditions to SPAC’s obligations are qualified by the concept of a “Swvl Material Adverse Effect.” Under the terms of the Business Combination Agreement, a “Swvl Material Adverse Effect” means any event, circumstance, change or effect (collectively “Effect”) that, individually or in the aggregate with all other Effects, (a) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or operations of Swvl and its Subsidiaries taken as a whole or (b) would reasonably be expected to prevent, materially delay or materially impede the performance by Swvl of its obligations under the Business Combination Agreement or the consummation of the Business Combination; provided, however, that none of the following, and none of the Effects resulting therefrom, will be deemed to constitute, alone or in combination, or be taken into account in the determination of whether there has been or will be a Swvl Material Adverse Effect for purposes of clause (a) of this paragraph: (i) any change or proposed change in or change in the interpretation of any law, GAAP or IFRS; (ii) Effects generally affecting the industries or geographic areas in which Swvl and its Subsidiaries operate; (iii) any change in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions (including any escalation or general worsening thereof), or any earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, or other force majeure events, or any epidemic, disease, outbreak or pandemic (including COVID-19 or any COVID-19 measures or any change in such COVID-19 measures or interpretations following the date of the Business Combination Agreement, and including any impact of such pandemics on the health of any officer, employee or consultant of Swvl or any Subsidiaries of Swvl); (v) any actions taken or not taken by Swvl or its Subsidiaries as required by the Business Combination Agreement or at the written request of, or with the written consent of, SPAC, (vi) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Business Combination (including the impact thereof on relationships with customers, suppliers, employees or governmental authorities) (provided that this clause (vi) will not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the Business Combination Agreement or the consummation of the transactions contemplated thereby), or (vii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position; provided that this clause (vii) will not prevent a determination that any Effect underlying such failure has resulted in a Swvl Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Swvl Material Adverse Effect), except in the cases of clauses (i) through (iv), to the extent that Swvl and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which Swvl and its Subsidiaries operate (in which case only the incremental disproportionate impact may be taken into account).

Swvl Conditions

The obligation of Swvl to consummate the Company Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable law) at or prior to Company Merger Effective Time of the following additional conditions:

the accuracy of the representations and warranties of SPAC and BVI Merger Sub as determined in accordance with the Business Combination Agreement;

•

(i) each of SPAC and BVI Merger Sub having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by them on or prior to the Company Merger Effective Time and (ii) each of Holdings and Cayman Merger Sub having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by them following the SPAC Merger Effective Time and on or prior to the Company Merger Effective Time;

•

SPAC having delivered to Swvl a customary officer’s certificate, dated as of the Closing Date, signed by the Chief Executive Officer of SPAC, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement;

•

SPAC having made all necessary and appropriate arrangements with Continental Stock Transfer & Trust Company, acting as trustee, to have all of the funds in the Trust Account disbursed to SPAC or Holdings prior to the Company Merger Effective Time, and all such funds released from the Trust Account being available to SPAC or Holdings in respect of all or a portion of the payment obligations set forth in the Business Combination Agreement;

•

SPAC or Holdings, as applicable, having provided the holders of SPAC Class A Ordinary Shares with the opportunity to make redemption elections with respect to their SPAC Class A Ordinary Shares pursuant to redemption rights provided in the SPAC Articles in connection with the Business Combination;

•

as of the Closing, after consummation of the PIPE Financing (plus any amount of cash pre-funded by the PIPE Investors as an investment in Swvl) and after the distribution of the funds in the Trust Account (and deducting all amounts to be paid pursuant to the exercise of redemption rights of SPAC Public Shareholders), SPAC and Holdings collectively having cash on hand equal to or in excess of $185,000,000 (without, for the avoidance of doubt, taking into account (i) any transaction fees, costs and expenses paid or required to be paid (including Swvl Expenses and SPAC Expenses) in connection with the transactions contemplated by the Business Combination Agreement and the PIPE Financing) or (ii) any cash held by Swvl or any of its Subsidiaries; and

•

Holdings having instructed the registered agent of Holdings to file the Holdings Public Company Articles with the Registry of Corporate Affairs of the British Virgin Islands, such that the Holdings Public Company Articles become effective as soon as possible following the Company Merger Effective Time.

Some of the conditions to Swvl’s obligations are qualified by the concept of a “SPAC Material Adverse Effect.” Under the terms of the Business Combination Agreement, a “SPAC Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (a) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or operations of SPAC or (b) would reasonably be expected to prevent, materially delay or materially impede the performance by SPAC or BVI Merger Sub of their respective obligations under the Business Combination Agreement or the consummation of the Business Combination; provided, however, that none of the following, and none of the Effects resulting therefrom, will be deemed to constitute, alone or in combination, or be taken into account in the determination of whether there has been or will be a SPAC Material Adverse Effect for purposes of clause (a) of this paragraph: (i) any change or proposed change in or change in the interpretation of any law, GAAP or IFRS;

(ii) Effects generally affecting the industries or geographic areas in which SPAC operates; (iii) any change in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions (including any escalation or general worsening thereof), or any earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, or other force majeure events, or any epidemic, disease, outbreak or pandemic (including COVID-19 or any COVID-19 measures or any change in such COVID-19 measures or interpretations following the date of the Business Combination Agreement, and including any impact of such pandemics on the health of any officer, employees or consultant of SPAC); (v) any actions taken or not taken by SPAC or BVI Merger Sub as required by the Business Combination Agreement or at the written request of, or with the written consent of, Swvl; (vi) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Business Combination (including the impact thereof on relationships with customers, suppliers, employees or governmental authorities) (provided that this clause (vi) will not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the Business Combination Agreement or the consummation of the transactions contemplated thereby); or (vii) the accounting treatment of the SPAC Warrants (except in the cases of clauses (i) through (iv) to the extent that SPAC is disproportionately affected thereby as compared with other participants in the industry in which SPAC operates. Notwithstanding the foregoing, the amount of redemption from the Trust Account pursuant to the exercise of redemption rights will not be deemed to be a SPAC Material Adverse Effect.

Termination

The Business Combination Agreement may be terminated, and the transactions contemplated thereby may be abandoned, at any time prior to the Company Merger Effective Time, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the transactions contemplated thereby by the securityholders of Swvl or SPAC, as follows:

•	by mutual written consent of SPAC and Swvl;

•

by either SPAC or Swvl if the Company Merger Effective Time has not occurred prior to the Outside Date; provided, however, that the Business Combination Agreement may not be terminated as a result of reaching the Outside Date by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained therein and such breach or violation is the principal cause of the failure of a condition to the Business Combination on or prior to the Outside Date;

•

by either SPAC or Swvl if any legal restraint has become final and nonappealable and has the effect of making consummation of the transactions contemplated by the Business Combination Agreement illegal or otherwise preventing or prohibiting consummation of the transactions contemplated by the Business Combination Agreement;

•

by either SPAC or Swvl if any of the Required SPAC Proposals fails to receive the requisite vote for approval at the SPAC Shareholders’ Meeting (subject to any adjournment, postponement or recess of such meeting);

•

by SPAC, in the event Swvl fails to deliver the Written Consents to SPAC within five business days of the Registration Statement becoming effective (the “Written Consent Failure”); provided, that SPAC may not terminate the Business Combination Agreement (i) for so long as Swvl continues to exercise its reasonable best efforts to cure such Written Consent Failure, unless such Written Consent Failure is not cured within five business days after notice of such Written Consent Failure is provided by SPAC to Swvl or (ii) if Swvl cures such Written Consent Failure prior to the termination of the Business Combination Agreement;

•

by SPAC upon a breach of any representation, warranty, covenant or agreement on the part of Swvl, Holdings or Cayman Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of Swvl, Holdings or Cayman Merger Sub will have become untrue, in either case such that certain conditions set forth in the Business Combination Agreement would not be satisfied (a “Terminating Swvl Breach”); provided, that SPAC has not waived such Terminating Swvl Breach and SPAC and BVI Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided, further, that, if such Terminating Swvl Breach is curable by Swvl, Holdings or Cayman Merger Sub, SPAC may not terminate the Business Combination Agreement based on such Terminating Swvl Breach for so long as Swvl, Holdings and Cayman Merger Sub continue to exercise their reasonable best efforts to cure such breach, unless such breach is not cured within 30 days after notice of such breach is provided by SPAC to Swvl;

•

by Swvl (i) upon a breach of any representation, warranty, covenant or agreement on the part of SPAC or BVI Merger Sub set forth in the Business Combination Agreement, (ii) if any representation or warranty of SPAC or BVI Merger Sub will have become untrue or (iii) upon a breach of any covenant or agreement set forth in the Business Combination Agreement on the part of Holdings or Cayman Merger Sub occurring after the SPAC Merger Effective Time, in the case of clauses (i), (ii) or (iii) such that certain conditions set forth in the Business Combination Agreement would not be satisfied (a “Terminating SPAC Breach”); provided, that Swvl has not waived such Terminating SPAC Breach and Swvl is (and, if prior to the SPAC Merger Effective Time, Holdings and Cayman Merger Sub are) not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided, further, that, if such Terminating SPAC Breach is curable by SPAC or BVI Merger Sub (or, if following the SPAC Merger Effective Time, Holdings or Cayman Merger Sub), Swvl may not terminate the Business Combination Agreement based on such Terminating SPAC Breach for so long as SPAC and BVI Merger Sub (and, if following the SPAC Merger Effective Time, Holdings and Cayman Merger Sub) continue to exercise their reasonable best efforts to cure such breach, unless such breach is not cured within 30 days after notice of such breach is provided by Swvl to SPAC; or

•	by Swvl if the SPAC Board or any committee thereof effects a Change in Recommendation.

Effect of Termination

If the Business Combination Agreement is terminated, the Business Combination Agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as expressly set forth in the Business Combination Agreement. Notwithstanding the foregoing or anything to the contrary in the Business Combination Agreement, the termination of the Business Combination Agreement will not affect (i) any liability on the part of any party hereto for fraud or a willful breach prior to such termination or (ii) any person’s liability under the Ancillary Agreements to which he, she or it is a party to the extent arising from a claim against such person by another person party to such agreement on the terms and subject to the conditions thereunder. Upon any such termination, the term of the confidentiality agreement, dated May 5, 2021, between SPAC and Swvl will automatically be extended for an additional 12 months.

Background of the Business Combination

SPAC is a Cayman Islands exempted company formed on December 9, 2020 for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. SPAC’s business strategy is to identify, combine with and maximize the value of a company that provides solutions promoting sustainable development, economic growth and prosperity and operates in one of several industries of interest. SPAC focuses its efforts on opportunities where it feels it has a competitive advantage and is best situated to enhance the value of the business after completion of an Initial Business Combination. With SPAC’s uniquely-structured, female-led management team, board and advisory board, it intends for gender diversity to play a key role in its business strategy. The ultimate goal of this business strategy is to generate attractive returns and maximize long-term shareholder value. The proposed business combination was the result of an extensive search for a potential transaction utilizing the broad network of contacts and corporate relationships developed by SPAC’s management, board, advisory team and other advisors. The terms of the business combination were the result of extensive negotiations between the SPAC management team and Swvl. The following is a brief description of the background of these negotiations, the business combination and related transactions.

On January 22, 2021, SPAC completed its IPO of 34,500,000 public units, including 4,500,000 units that were issued pursuant to the underwriters’ exercise of their over-allotment option, with each unit consisting of one SPAC Class A Ordinary Share and one-third of one SPAC Warrant, raising gross proceeds of $345.0 million.

Following the closing of SPAC’s IPO, SPAC management commenced an active search for businesses or assets to acquire for the purpose of consummating SPAC’s Initial Business Combination. SPAC reviewed self-generated ideas, explored ideas with the underwriters from SPAC’s IPO, and contacted, and was contacted by, a number of individuals and entities with respect to over 50 business combination opportunities. As part of this process, SPAC management considered and evaluated approximately 150 potential acquisition targets in a wide variety of industry sectors, including targets that were engaged in businesses involving energy sustainability or utilizing technologies that would make a positive impact on the environment.

By April 2021, SPAC had engaged in due diligence and discussions directly with the senior executives, stockholders or sponsors of 24 Initial Business Combination opportunities (the “Other Potential Acquisitions”). SPAC presented a term sheet and several illustrative transaction structures (or similar documentation) describing the structure or principal terms of potential business combinations over the course of these discussions. As part of its acquisition strategy, SPAC focused on bilateral discussions with the key decision makers of each of the Other Potential Acquisitions regarding a potential transaction as opposed to pursuing transactions through auction situations. Due to the progression of the discussions with Swvl, as well as the SPAC Board’s conclusion that a transaction with Swvl would present the most attractive opportunity for SPAC, the SPAC Board ultimately determined to pursue the business combination with Swvl. The SPAC Board’s decision to pursue the business combination with Swvl over the Other Potential Acquisitions was generally the result of, but not limited to, one or more of the following factors:

•

the Other Potential Acquisitions did not fully meet the investment criteria of SPAC, which included, among other things, candidates that have largely retired technical risk, exhibit a need for capital to achieve the company’s growth strategy, have attractive opportunities to grow the business, have a management team that was well-prepared to execute the company’s business plan and would benefit from SPAC’s management expertise, insight and capital markets expertise; and

•	a difference in valuation expectations between SPAC and the senior executives or stockholders of the target company in the Other Potential Acquisitions.

SPAC conducted due diligence and discussions (including by participating in investor presentations) with the senior executives, stockholders or sponsors of, or investment advisors to, all 24 business combination candidates. Many of these discussions advanced to the point where SPAC executed a confidentiality agreement with the business combination candidate, each entered into on customary terms and conditions. SPAC did not proceed with the Other Potential Acquisitions following initial due diligence and discussions. SPAC believed that seven of the Other Potential Acquisitions presented compelling opportunities, though it ultimately declined to proceed for the reasons outlined in the paragraph below. Four of the business combination candidates described below were sent presentations which broadly outlined illustrative transaction structures. One of the four (“Target C”) received a letter of intent from SPAC.

The first compelling business combination candidate (“Target A”) was a growth stage electric vehicle company. SPAC and Target A management were not aligned on valuation and capital requirements.

SPAC management did not proceed to the formal letter of intent stage for Target A and ended evaluation of the opportunity in March 2021. The second such business combination candidate (“Target B”) was a growth stage synthetic protein company. Target B management ultimately determined that Target B should remain private. SPAC management did not proceed in evaluating Target B past March 2021. The third such business combination candidate (“Target C”) was a commercial solar technology company. Despite advancing to the letter of intent stage with Target C, significant macro pressure on comparable businesses and large capital requirements for the transaction contributed to differing valuation expectations between SPAC and Target C management. SPAC management did not proceed in evaluating Target C past April 2021. The fourth such business combination candidate (“Target D”) was a growth stage satellite-based earth imaging company. SPAC and Target D management had differing valuation expectations. SPAC management did not proceed in evaluating Target D past April 2021. The fifth such business combination candidate (“Target E”) was a property technology company. Ultimately, both SPAC and Target E management felt that Target E would benefit most from remaining private. SPAC management did not proceed in evaluating Target E past April 2021. The sixth such business combination candidate (“Target F”) was a financial technology company providing financial infrastructure to businesses globally. Ultimately, both SPAC and Target F management felt that Target F would benefit most from remaining private. SPAC management did not proceed in evaluating Target F past April 2021. The seventh such business combination candidate (“Target G”) was a clean energy financial technology company. SPAC management concluded that the macro environment made Target G’s suggested valuation unsupportable. SPAC management did not proceed in evaluating Target G past mid-May 2021.

In April 2021, Swvl preliminarily engaged Barclays Capital Inc. (“Barclays”) as M&A and capital markets advisor in connection with Swvl’s exploration of strategic and financial alternatives, including a potential de-SPAC transaction or initial public offering. During April 2021, Barclays advised Swvl on a potential valuation and timeline, as well as on potential counterparties to a de-SPAC transaction and potential investors in a related PIPE investment. At Swvl’s request, Barclays also made preliminary introductions to potential de-SPAC counterparties that were determined by Swvl and Barclays to be the most likely to be interested and offer a compelling strategic fit.

On April 27, 2021, SPAC’s Chief Executive Officer and Director, Victoria Grace, was contacted by Barclays to discuss, on a preliminary and introductory basis, an upcoming capital raising assignment that Barclays had been engaged on for Swvl. Ms. Grace had been following Swvl’s progress for some time and immediately understood the merit and strong potential fit of a business combination between Swvl and SPAC. SPAC’s management began preliminary due diligence regarding Swvl and its business, including with respect to the company’s services, targeted markets and competitors as well as recent comparable transactions.

On April 30, 2021, Ms. Grace and other members of SPAC’s management, board and advisory team were introduced by teleconference to Mostafa Kandil, one of Swvl’s founders and its Chief Executive Officer. During the introductory conference call, Mr. Kandil provided an overview of Swvl’s business including its differentiated technology and growth strategy. During that call, representatives of SPAC explained SPAC’s business strategy, organizational structure, mechanics of a transaction and the potential merits of a business combination between Swvl and SPAC. Ms. Grace and Mr. Kandil discussed the possibility of a business combination between Swvl and SPAC.

On May 2, 2021, SPAC entered into a confidentiality agreement with Guggenheim Securities in anticipation of it serving as SPAC’s exclusive financial advisor in connection with a possible business combination with Swvl.

On May 5, 2021, Swvl and SPAC entered into a mutual confidentiality agreement to facilitate more in-depth discussions between the parties regarding a possible business combination.

On May 5, 2021, members of SPAC’s management, board and advisory team held a teleconference meeting with Swvl’s management team, as well as representatives of Barclays and Guggenheim Securities, to enable SPAC to learn more about Swvl’s, technology, corporate history, business plan and future development plans. During that meeting, members of SPAC’s management provided Swvl management with an overview of SPAC (including its IPO and funds held in the Trust Account) and key considerations for a potential business combination.

Throughout the period of May 5, 2021 to May 22, 2021, SPAC management conducted further analysis regarding Swvl’s business plan, technology and addressable market, and held conference calls with representatives of Guggenheim Securities, Barclays and Swvl to discuss Swvl’s financial model and capital requirements. During such period, Ms. Grace held calls with Mr. Kandil, and SPAC’s management held calls with representatives of Guggenheim Securities and Barclays, to discuss various aspects of Swvl’s business plan, including Swvl’s relationship with its captains, the services of key competitors, risks associated with executing Swvl’s business plan and valuations of comparable companies. During the course of the discussions, Ms. Grace indicated to Barclays that, subject to further due diligence and based on SPAC’s preliminary analysis of Swvl and its business as well as its potential for strong growth in the future, SPAC could provide an amount of capital with funds from its trust and with a committed PIPE financing sufficient to enable Swvl to meet its business development objectives as set forth in its business plan and could potentially value Swvl at approximately $1 billion, on a debt-free, cash-free, pre-money basis, a preliminary valuation based on certain business and financial information regarding Swvl’s business and future prospects and benchmarking various peer companies, including the following:

	EV / Revenue			EV / EBITDA			Revenue CAGR	EBITDA CAGR
	2023E	2024E	2025E	2023E	2024E	2025E	‘21E-‘24E	‘22E-‘24E
Disruptive Mobility Marketplaces
Uber	3.6x	3.0x	2.5x	28.8x	16.0x	11.5x	28.5%	103.7%
Lyft (2)	3.5x	2.8x	2.4x	22.3x	14.7x	10.2x	29.2%	95.0%
Blade (3)	2.2x	1.0x	0.7x	NM	4.9x	2.2x	97.7%	NA

Disruptive E-Commerce Marketplaces
Airbnb	10.6x	8.6x	7.1x	59.3x	39.9x	26.3x	25.6%	38.7%
DoorDash	7.6x	6.2x	5.3x	62.5x	39.0x	27.2x	23.8%	81.6%
Delivery Hero	2.6x	2.1x	1.6x	NM	41.4x	26.4x	34.1%	NA
JustEatTakeaway (1)	2.2x	1.5x	1.4x	27.2x	20.7x	15.3x	29.4%	100.2%

Vertical SaaS Solutions
Olo	17.2x	NA	NA	NM	NA	NA	NA	NA
BigCommerce	13.0x	NA	NA	NM	NA	NA	NA	NA
Cerence	6.5x	5.3x	4.5x	16.6x	13.0x	10.9x	18.5%	23.7%
Quartix	8.0x	NA	NA	38.2x	NA	NA	NA	NA

Disruptive Mobility Marketplace De-Spacs
Grab (4)	8.2x	NA	NA	73.7x	NA	NA	NA	NA
Bird	2.7x	NA	NA	15.5x	NA	NA	NA	NA
Wheels Up	1.5x	1.2x	1.0x	35.7x	17.3x	10.3x	23.9%	287.3%
Blade	2.2x	1.0x	0.7x	NM	4.9x	2.2x	97.7%	NA
Helbiz	1.2x	0.9x	0.8x	3.8x	2.5x	1.9x	67.5%	79.5%

Disruptive Next Generation Mobility De-Spacs
Joby Aviation	NA	34.9x	6.3x	NM	NM	24.7x	NA	NA
Archer Aviation	NA	63.6x	2.6x	NA	NM	10.5x	NA	NA
Lilium Air Mobility	NA	9.5x	1.8x	NA	NM	33.3x	NA	NA

Source: Public filings, Wall Street research and FactSet as of 5/18/2021.

Note: All financials calendarized to December year end. De-SPAC multiples based on management projections. Multiples less than 0.0x and greater than 100.0x are shown as “NM.”

(1)	JustEatTakeaway proforma for pending Grubhub acquisition.
(2)	Uber proforma for pending Drizly acquisition.
(3)	Multiples based on management projections.
(4)	Multiples show EV / adjusted net revenue and EV / adjusted EBITDA net of Interco and regional costs.

Representatives of Barclays indicated to Ms. Grace that they believed Swvl would view the proposed business combination favorably and, subject to agreeing to key terms set forth in a non-binding term sheet, Swvl could potentially enter into exclusive negotiations with SPAC.

On May 8, 2021, SPAC held by teleconference its regularly scheduled semi-monthly board meeting, and members of SPAC’s management reviewed with the SPAC Board and advisory team the potential target companies being evaluated by management. At that meeting, SPAC management provided the SPAC Board and advisory team with an update on their discussions with representatives of Swvl and the engagement with Guggenheim Securities. Ms. Grace disclosed to the SPAC Board and advisory team her interest in a possible business combination with Swvl in that she was a director of VNV Global AB, an affiliate of VNV (Cyprus) Limited, which owned approximately 12.5% of the outstanding equity of Swvl as of the date of those discussions. At that meeting, Ms. Grace confirmed to the SPAC Board that she was not aware of any relevant material information in respect of the proposed Business Combination that was not already known to the SPAC Board, advised the SPAC Board that the board of VNV Global AB was not likely to be required to make a determination in respect of the proposed Business Combination and further advised that if any matter in connection with the Business Combination did come before the board of VNV Global AB Ms. Grace would recuse herself from any discussions or determinations pertaining to the proposed Business Combination. Once alerted to Ms. Grace’s directorship, the SPAC Board determined to obtain a fairness opinion and determined to proceed with negotiations notwithstanding the existence of any conflict and in reliance on the fairness opinion. Ms. Grace has subsequently resigned the directorship.

During the weeks of May 10, May 17 and May 24, 2021, management of SPAC and Swvl, as well as representatives of Guggenheim Securities and Barclays, had frequent conference calls to discuss various aspects of Swvl’s business, including Swvl’s platform, intellectual property, including marketplace technology, traction in deployed geographies and proposed growth and city-level roll-out plan.

On May 14, 2021, Swvl granted SPAC access to Swvl’s electronic data room, and SPAC and its advisors proceeded further with their due diligence regarding Swvl, which diligence continued throughout the remainder of May and June and July. As part of its diligence process, SPAC management and certain of its advisors participated in diligence calls, along with representatives of Swvl management as well as with certain of Swvl’s advisors.

On May 16, 2021, Barclays delivered to Guggenheim Securities, at the direction and on behalf of Swvl, a draft, non-binding term sheet setting forth the key terms of a possible business combination between SPAC and Swvl which included, among other things:

•	a proposal for a to-be agreed pre-money equity valuation of Swvl’s common shares, without further purchase price adjustments;

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vesting of to-be-agreed percentages of the Sponsor’s SPAC Class B Ordinary Shares and SPAC Private Placement Warrants in equal thirds, upon the achievement of to-be-agreed volume weighted average trading prices of the combined company’s common shares or an earlier change of control event;

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forfeiture of to-be-agreed percentages of the Sponsor’s SPAC Class B Ordinary Shares and SPAC Private Placement Warrants upon a failure to secure to-be-agreed amounts of PIPE financing commitments and non-redemption commitments;

•	adoption of a new long-term incentive plan with 15% of the combined company’s common shares reserved (on a fully diluted basis) for awards under such plan, and a 5% evergreen provision;

•	adoption of an appropriate compensation package for management;

•	nine members on the combined company’s board of directors, including Mr. Kandil and a to-be-specified number of SPAC designees;

•	a lock-up period of six months on common shares to be issued to certain Swvl shareholders subject to an early release at 150 days, upon meeting certain to-be-agreed share price triggers; and

•	agreements to obtain voting and non-redemption commitments from existing shareholders of SPAC and Swvl, as applicable.

On May 19, 2021, Guggenheim Securities, at the direction and on behalf of SPAC, delivered a revised draft of the non-binding term sheet to Barclays, at the direction and on behalf of Swvl, for discussion purposes, consistent with the valuation previously discussed with the SPAC Board and advisory team. The transaction described in the proposed term sheet provided for the following key terms, among others:

•	a pre-money equity valuation of $1 billion to be allocated across all holders of Swvl equity securities and equity equivalents without any purchase price adjustment;

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the opportunity for certain Swvl securityholders to receive up to an additional 10 million shares of the combined company based on the satisfaction of volume-weighted average share prices of $12.50, $15.00 and $17.50 (or an earlier change of control above such prices) within 5 years after the Business Combination;

•	no forfeiture of the Sponsor’s SPAC Class B Ordinary Shares or SPAC Private Placement Warrants in connection with the PIPE Financing;

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the adoption of a long-term incentive plan for the combined company with terms proposed by Swvl, based on the advice of a reputable compensation consultant, and approved by SPAC (such approval not to be unreasonably withheld, conditioned or delayed);

•	SPAC would issue, in a private placement in connection with the Business Combination, not less than $100 million of securities;

•	voting and non-redemption commitments from specified SPAC stockholders would be obtained with respect to at least 25-50% of the SPAC Class A Ordinary Shares owned by such stockholders;

•	Swvl and SPAC would each agree to negotiate exclusively with the other for a certain period of time; and

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other terms customary for a transaction of the type being proposed including as to board governance, voting agreements relating to the Business Combination, registration rights and restrictions on the transfer of shares held by certain Swvl shareholders.

Over the next three days, members of management of SPAC held several conference calls with representatives of Barclays to discuss the terms, and Barclays and Guggenheim Securities (at the direction of and on behalf of Swvl and SPAC, respectively) exchanged drafts, of the non-binding term sheet, including proposed revisions to:

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the number of shares to be delivered as consideration in the earn-out concept first introduced in the May 19 draft of the term sheet (with Swvl initially suggesting 15 million shares, SPAC countering with 12.5 million shares and Swvl holding at 15 million shares),

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the amount of funds to be available to the post-combination company upon the closing of the transaction. The parties reviewed and discussed the expected capital Swvl expected to meet its business and operation needs and objectives through 2025 and agreed with Swvl’s proposal to target $250 million,

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a forfeiture of Sponsor’s SPAC Class B Ordinary Shares depending on the size of the PIPE Financing. SPAC initially rejected any such forfeiture. Swvl in turn proposed a forfeiture of up to 20% of its SPAC Class B Ordinary Shares and Private Placement Warrants if Sponsor fails to secure at least $100 million of existing shareholder PIPE commitments and non-redemption commitments (reduced on a linear basis from 20% to 0% if Sponsor secures $50-100 million of PIPE commitments). SPAC agreed to the foregoing other than excluding the Private Placement Warrants,

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the voting and/or non-redemption commitments anticipated to be obtained from certain SPAC shareholders. Swvl proposed such commitments from certain shareholders of SPAC with respect to 25%-50% of the outstanding SPAC Class A Ordinary Shares. SPAC in turn countered, agreeing to use its reasonable best efforts to obtain commitments for the PIPE Financing but no expectation of commitments from any specified SPAC shareholders. The parties subsequently agreed to Swvl’s initial proposal,

•	the size of the board of the combined company, Swvl proposed nine directors, SPAC countered with seven directors and parties agreed to nine, and

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the duration of the restrictions on the transfer of the combined company shares held by certain Swvl shareholders and the Sponsor. Swvl proposed a six-month lock-up on greater than 5% existing Swvl shareholders and SPAC countered with a six-month lock-up on existing Swvl shareholders holding at least 2.5%. Swvl proposed a lock-up for Sponsor on the same terms as it agreed to at IPO. SPAC countered with a six-month lock-up to match existing Swvl shareholders. Swvl countered with a lock-up for Mr. Kandil and Sponsor on the same terms as the lock-up Sponsor agreed to at IPO. The parties ultimately agreed to defer negotiation of terms of the lock-ups.

On May 21, 2021, SPAC finalized its engagement of Guggenheim Securities for delivery of a fairness opinion and its service as exclusive financial advisor to SPAC in connection with the possible business combination with Swvl and to serve as placement agent for the Initial PIPE Financing.

On May 22, 2021, SPAC held by teleconference its regularly scheduled semi-monthly board meeting, and members of SPAC’s management reviewed with the SPAC Board and advisory team potential target companies being evaluated by management. At that meeting, SPAC management provided the SPAC Board and advisory team with an update on their discussions with representatives of Swvl and conveyed their belief that a business combination with Swvl was a more attractive acquisition opportunity than the Other Potential Acquisitions then being evaluated. After reviewing Swvl, its business plan, the merits of a combination and the results of SPAC management’s preliminary due diligence, the SPAC Board directed its management to finalize the non-binding term sheet, valuing Swvl on a debt-free, cash-free and pre-money basis at $1 billion, with consideration payable entirely in shares.

On May 22, 2021, Swvl and SPAC executed the non-binding term sheet (the “Letter of Intent”), providing for, among other things:

•	a business combination between Swvl and SPAC using a to-be-agreed structure at a pre-money valuation of $1 billion, on a debt-free, cash-free basis without adjustment to the purchase price;

•	the allocation of such $1 billion of equity value to all equity securities and equity equivalents of Swvl;

•	the conversion of all outstanding shares (and certain other convertible equity securities) of Swvl into shares of the combined company valued at $10.00 per share;

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the opportunity for certain Swvl securityholders to receive up to an additional 15 million shares of the combined company with equal thirds of the Earnout Shares issued if the shares of the combined company trade at or above volume-weighted average prices of $12.50, $15.00 or $17.50, respectively per share for 20 trading days during any 30 trading day period (or an earlier change of control above such price triggers) within 5 years after the Business Combination. The Earnout serves to incentivize Swvl management and is acknowledgement of the parties that Swvl securityholders should be permitted to share in the future success of Swvl. For more information regarding the Earnout, please see the subsection entitled “The Business Combination—Earnout.”;

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PIPE commitments of at least $100 million (at $10.00 per share) at the time of signing definitive documentation for the initial business combination and the forfeiture by the Sponsor of up to 20% of its SPAC Class B Ordinary Shares if it fails to secure at least $100 million of existing shareholder PIPE commitments and non-redemption commitments (reduced on a linear basis from 20% to 0% if Sponsor secures $50-100 million of PIPE commitments). A minimum-sized PIPE Financing, non-redemption commitments and possible forfeiture of Sponsor’s SPAC Class B Ordinary Shares were all intended to align interests on obtaining committed capital and ultimately de-risk the transaction;

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Swvl’s and SPAC’s mutual agreement to negotiate exclusively with the other, subject to certain exceptions, for a 30-day period (with a mutually agreeable 15-day extension if the parties were still negotiating definitive documentation in good faith at the end of the initial 30-day period);

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a transaction closing conditioned upon, among other things, the completion by SPAC of the PIPE Financing, with proceeds therefrom together with the proceeds of the Trust Account (after redemptions) of not less than $250 million, and no material adverse effect on either SPAC or Swvl. Swvl and SPAC deemed $250 million to be an appropriate amount of capital expected to be needed to meet its business and operation needs and objectives through 2025; and

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certain other customary provisions relating to the designation of and voting for certain persons to the board of directors, the formation of an advisory board, voting agreements relating to the initial business combination, restrictions on the sale of shares, executive employment agreements, an equity incentive plan and registration rights.

From the third week of May and throughout the period prior to signing the Business Combination Agreement, SPAC and Swvl management and their respective advisors held numerous meetings to discuss the business plan and future operating budgets for Swvl.

During the week of May 24, 2021, Ms. Grace also held preliminary conversations with Barclays and Guggenheim Securities regarding the contemplated $100 million PIPE Financing for the Business Combination.

On May 27, 2021, management of SPAC and Swvl, together with representatives of Vinson & Elkins L.L.P. (“Vinson & Elkins”), SPAC’s legal counsel, Guggenheim Securities, Barclays, Cravath, Swaine & Moore LLP (“Cravath”) and Slaughter & May (“Slaughter & May”), Swvl’s legal counsels, had a kick-off call during which the parties discussed the potential business combination, the timetable for the transaction, including the delivery of Swvl’s audited financial statements, and the scheduling of due diligence. During the call, the parties also discussed the steps to consummate a transaction as well as a timeline for the launch of the PIPE Financing, the signing of definitive transaction agreements and the closing of the transaction.

On May 27, 2021, following the kick-off meeting, SPAC delivered a due diligence request list to Barclays. SPAC began to identify various legal advisors in foreign jurisdictions and other advisors to assist with SPAC’s due diligence investigation of Swvl, and engaged Walkers to be its Cayman and British Virgin Islands counsel in connection with the Business Combination.

From May 27, 2021 through June 6, 2021, representatives of SPAC and Swvl, together with their respective legal and financial advisors, prepared, reviewed and commented on and discussed and subsequently revised and updated the PIPE Financing investor presentation.

On May 29, 2021, SPAC requested that Swvl provide SPAC with a limited waiver of the parties’ exclusive negotiating period under the Letter of Intent to permit SPAC to execute a confidentiality agreement and participate in meetings with an alternative potential target counterparty (the “Exclusivity Waiver”).

On May 31, 2021, representatives of Swvl, Barclays, SPAC and Guggenheim Securities met by conference call to discuss the investor presentation for the contemplated PIPE Financing, the timetable for the offering of equity securities and the plan for identifying and approaching potential institutional accredited investors.

In June 2021, SPAC engaged a business consulting company (the “Consultant”) as an advisor to conduct diligence on Swvl and its target market. Throughout June 2021, the Consultant, SPAC and certain of SPAC’s advisors and Swvl met over teleconference to discuss Swvl’s corporate history, technology, business plan, financial projections, and key competitors and the Consultant’s preliminary findings and its progress generally.

On June 5, 2021, the SPAC Board held its semi-monthly meeting by teleconference, which included the SPAC advisory team, during which management of SPAC reviewed various aspects of the proposed business combination with Swvl, as well as the projected timeline for the contemplated PIPE Financing.

On June 7 and 8, 2021, SPAC formally engaged Barclays and MPW Capital Advisors Limited, respectively, as placement agents (and together with Guggenheim Securities, the “Placement Agents”) in connection with the Initial PIPE Financing to the extent the Initial PIPE Financing involved the offering of equity securities to institutional accredited investors and, with respect to MPW Capital Advisors Limited, non-U.S. investors in the Middle East. Barclays, MPW Capital Advisors Limited and Guggenheim Securities did not act as Placement Agents with respect to (x) any investor which was not an institutional accredited investor or qualified institutional buyer (including individual persons), (y) any exchangeable notes offered or sold in connection with the PIPE Financing or (z) any of the Additional PIPE Subscription Agreements. No fees have been paid nor are any expected to be paid to Barclays and Guggenheim Securities in connection with their roles as Placement Agents in the Initial PIPE Financing. MPW Capital Advisors Limited is entitled to receive estimated fees of $90,000 in connection with its role as Placement Agent in the Initial PIPE Financing. Barclays obtained consents and waivers from both SPAC and Swvl with respect to its engagements with each respective party, and disclosed to SPAC its role as M&A and capital markets advisor to Swvl and disclosed to Swvl its role as Placement Agent for SPAC. Barclays’ disclosures of these roles was also included in the Initial PIPE Subscription Agreements.

On June 8, 2021, Swvl formalized its engagement of Barclays as its M&A and capital markets advisor in connection with the potential de-SPAC transaction.

Unrelated to Barclays’ engagement with SPAC to serve as a Placement Agent or its engagement to serve as Swvl’s M&A and capital markets advisor, Barclays also served as an underwriter in the IPO. An estimated fee of approximately $10.0 million is expected to be payable by SPAC to Barclays, contingent on the completion of the Business Combination, as deferred underwriting fees for the IPO and an estimated fee of up to approximately $14.5 million is expected to be payable by Swvl to Barclays, contingent on the completion of the Business Combination, for Barclays’ services as Swvl’s M&A and capital markets advisor.

On June 9, 2021, Swvl granted SPAC the Exclusivity Waiver, subject to a commitment from SPAC not to engage in a transaction with the alternative potential target counterparty for a period of six months following the end of SPAC’s and Swvl’s exclusive negotiation period, subject to certain exceptions.

On June 9, 2021, SPAC and Swvl approved the PIPE Financing investor presentation and authorized Barclays to share it with potential investors on behalf of SPAC and Swvl. Barclays, at the direction and on behalf of SPAC and Swvl, made available to investors interested in participating in the Initial PIPE Financing the investor presentation relating to Swvl and its business, based on information provided by SPAC and Swvl, which included certain prospective financial information for Swvl, as well as a pro forma capitalization table of the post-combination company.

Beginning on June 14, 2021 and over the next month, Barclays and Guggenheim Securities facilitated telephonic and video conferences with a number of prospective institutional accredited investors in the Initial PIPE Financing with respect to the equity securities being offered. A number of the prospective institutional accredited investors also participated in discussions with SPAC and Swvl representatives.

On June 15, 2021, SPAC engaged Shahid Law Firm to assist with certain Egyptian law aspects of the proposed transaction and Bowmans to assist with certain Kenyan law aspects of the proposed transaction.

On June 17, 2021, Cravath delivered an initial draft of a Business Combination Agreement to Vinson & Elkins. Also on June 17, 2021, Cravath delivered initial drafts of a Swvl Transaction Support Agreement relating to the obligations of certain securityholders of Swvl to vote in favor of the proposed business combination, not to transfer their Swvl securities and certain other actions and a Holdings Shareholders’ Agreement regarding the rights and obligations of certain parties thereto to vote for certain nominees to the Holdings board of directors following the Business Combination.

Also on June 18, 2021, Vinson & Elkins delivered an initial draft of the form of Initial PIPE Subscription Agreement to Cravath and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), counsel to the Placement Agents. Over the course of the next week Vinson & Elkins, Cravath and Skadden revised and finalized the draft of the form of Initial PIPE Subscription Agreement to be provided to potential institutional accredited investors. A draft of the Initial PIPE Subscription Agreement was shared with prospective investors and representatives of Vinson & Elkins and Cravath, and, to the extent such investors were institutional accredited investors or qualified institutional buyers interested in purchasing equity securities, Skadden, addressed and negotiated comments to the subscription agreements from the various interested investors.

On June 19, 2021, the SPAC Board along with the SPAC advisory team convened by teleconference its semi-monthly meeting to provide an update regarding the status of SPAC’s proposed business combination with Swvl. During the meeting, management updated the SPAC Board and advisory team regarding, among other things, the addressable market of Swvl’s platform, the progress of continuing diligence activities and the estimated remaining timeline for the ongoing PIPE Financing.

Also on June 19, 2021, Ms. Nyrkovskaya held a meeting with Guggenheim Securities over teleconference to discuss key aspects of financial and tax diligence.

On June 21, 2021, SPAC engaged Ernst & Young (“EY”) to perform certain tax, financial, and anti-corruption/anti-bribery (including Foreign Corrupt Practice Act) diligence as well as to do certain advisory work around technical accounting and SEC reporting. Over the course of the next month, SPAC management and Vinson & Elkins met frequently with EY over teleconference to discuss the progress of financial, tax and anti-corruption diligence. Also on June 21, 2021, SPAC engaged Al Tamimi and Company to assist with certain Jordanian and United Arab Emirates law aspects of the proposed transaction.

Also on June 21, 2021, Swvl and SPAC agreed to extend the exclusive negotiating period under the Letter of Intent to July 21, 2021 from June 21, 2021.

On June 22, 2021, SPAC engaged Willis Towers Watson Public Limited Company (“Willis”) to perform insurance diligence.

On June 27 and 28, 2021, Vinson & Elkins delivered initial drafts of the Sponsor Agreement, SPAC Shareholder Support Agreements, the Lock-Up Agreement and the Registration Rights Agreement to Cravath.

On June 29, 2021, SPAC engaged Wallbrook Advisory Limited to assist with certain anti-corruption and anti-bribery diligence matters.

On July 1, 2021, SPAC management met with Swvl management as well as representatives from Guggenheim Securities to review Swvl’s business progress.

Also on July 1, 2021, Vinson & Elkins delivered to Cravath revised drafts of the Swvl Transaction Support Agreement and the Holdings Shareholders Agreement. Thereafter, Swvl and SPAC exchanged drafts of definitive agreements in respect of such matters and, prior to the execution of the Business Combination Agreement, the parties finalized the terms and conditions of such agreements, along with the Sponsor Agreement, SPAC Shareholder Support Agreements, Lock-Up Agreement and Registration Rights Agreement.

On July 5, 2021, Vinson & Elkins sent a revised draft of the Business Combination Agreement to Cravath. During the month of July 2021 until the Business Combination Agreement was signed on July 28, 2021, Swvl and SPAC held numerous conference calls and exchanged several drafts of the Business Combination Agreement to resolve issues raised by SPAC or Swvl, which focused principally on: (a) addressing certain matters identified in SPAC’s due diligence of Swvl, including using efforts to implement certain policies and procedures prior to Closing and to obtain certain insurance policies prior to Closing, (b) the ability of Swvl to take certain actions during the Interim Period without the prior approval of SPAC, (c) the delivery of Swvl’s audited financial statements after the signing of the Business Combination Agreement and the consequences of its failure to do so; (d) $185 million as the minimum amount of cash required to be held by SPAC and Holdings after consummation of the PIPE Financing and distribution of the Trust Account (without taking into account transaction fees and expenses and cash on hand at Swvl), (e) the removal of any requirement for the Sponsor to forfeit SPAC Class B Ordinary Shares for a failure of the existing shareholder PIPE Financing and non-redemption commitments to equal at least $100 million if this amount was deemed to have been satisfied by Swvl, (f) the duration after the signing of the Business Combination Agreement before either Swvl or SPAC would have a right to terminate the Business Combination Agreement (i.e., the outside date) and (g) matters relating to the post-Closing indemnification of the officers and directors of Swvl, SPAC and the combined company and the Sponsor.

On July 8, 2021, SPAC management and representatives of Guggenheim Securities held a call with the Consultant to receive the Consultant’s final findings on Swvl. Topics covered included market sizing and dynamics, a financial model assessment, a growth marketing assessment, a product integrity assessment and a technical excellence and technology assessment.

On July 9, 2021, SPAC management held a call with representatives of Willis and Vinson & Elkins to discuss ongoing diligence activities. Immediately following this call, Ms. Nyrkovskaya held a call with Vinson & Elkins to finalize the key diligence items related to various aspects of insurance.

On July 11, 2021, the SPAC Board along with the SPAC advisory team convened by teleconference its semi-monthly meeting to provide an update regarding the status of SPAC’s proposed business combination with Swvl. During the meeting, management updated the SPAC Board and advisory team regarding, among other things, the addressable market of Swvl’s platform, the progress of continuing diligence activities and the estimated remaining timeline for the ongoing PIPE Financing.

On July 13, 2021, SPAC engaged Orr, Dignam & Co. to advise on certain Pakistan law aspects of the proposed business combination.

On July 16, 2021, Cravath delivered to Vinson & Elkins a draft of a separate subscription agreement to be entered into by certain of the PIPE investors whereby the investor would pre-fund a portion of their commitments in the Initial PIPE Financing for exchangeable notes issued by Swvl which would be exchanged for Holdings Common Shares A at Closing. On the same day, Cravath delivered to Vinson & Elkins a draft term sheet for the exchangeable notes. Barclays, MPW Capital Advisors Limited and Guggenheim Securities, in their capacities as Placement Agents, were not involved with any offering of any exchangeable notes in connection with the PIPE Financing, including any offering of the Swvl Exchangeable Notes.

On July 17, 2021, the SPAC Board convened a special meeting by teleconference which included the SPAC advisory team. Representatives of Guggenheim, Vinson & Elkins, the Consultant and EY also participated in the meeting. During this meeting SPAC management reported on its due diligence process and PIPE Financing efforts. EY and Vinson & Elkins reported preliminary findings on their ongoing due diligence process and the status of unresolved due diligence items. The primary unresolved due diligence items at the time included anti-corruption, data privacy and cybersecurity, licensing, employment and material contract matters. These matters were subject to outstanding due diligence requests from SPAC to Swvl and were the subject of ongoing negotiations of the representations, warranties and covenants set forth in the Business Combination Agreement. The Consultant presented its findings. Representatives of Guggenheim Securities presented certain preliminary financial analyses regarding the Business Combination, including with respect to the implied pre-money valuation of Swvl, and discussed the ongoing process and timetable for marketing the PIPE Financing.

From July 17 through July 28, 2021, Ms. Nyrkovskaya and the Swvl finance and accounting teams engaged in daily conversations related to financial due diligence.

On July 26, 2021, at the request and direction and on behalf of SPAC and Swvl, the Placement Agents posted the final Business Combination Agreement and an updated investor presentation to the PIPE Financing virtual data room. The updated investor presentation posted to the data room reflected, among other things, updated risk factors.

On July 27, 2021, the SPAC Board held a special meeting by teleconference. All members of the SPAC Board were present. Also in attendance were members of SPAC management, the SPAC advisory team and representatives of Vinson & Elkins, Walkers and Guggenheim Securities. During this meeting, SPAC management updated the SPAC Board and advisory team on the results of their due diligence and the rationale for the Business Combination. Guggenheim Securities then delivered an oral opinion, which was confirmed by delivery of a written opinion, dated July 28, 2021, addressed to the SPAC Board to the effect that, as of the date of the opinion and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Company Merger Consideration was fair, from a financial point of view, to SPAC. For additional information about Guggenheim Securities’ fairness opinion, please see the section entitled “Opinion of SPAC’s Financial Advisor.” After Guggenheim Securities’ presentation, EY presented its findings as of the date of the meeting regarding its financial, tax and anti-corruption diligence. Walkers provided to the SPAC Board a review of fiduciary duties under Cayman Islands law in the context of consideration of the proposed business combination transaction.

Prior to the SPAC Board meeting, on July 26, 2021, Vinson & Elkins had delivered to the SPAC Board and advisory team a due diligence report of its findings as of the date of the report, including due diligence reports of Shahid Law Firm, Bowmans, Al Tamimi and Company, and Orr, Dignam & Co. of their respective findings as of the date of the report. At the July 27 SPAC Board meeting, Vinson & Elkins discussed with the SPAC Board and advisory team the status of unresolved diligence items and the provisions of the Business Combination Agreement intended to address certain due diligence findings. Vinson & Elkins reviewed with the SPAC Board and advisory team the terms of the Business Combination, including the Business Combination Agreement, the Swvl Transaction Support Agreement, the Holdings Shareholders Agreement, the SPAC Shareholder Support Agreements, the Sponsor Agreement, the Registration Rights Agreement, the Lock Up Agreement, the Initial PIPE Subscription Agreements and the other definitive agreements, copies of all of which were provided to the SPAC Board and advisory team in advance of the meeting. After consideration and discussion of the information presented to the SPAC Board and advisory team, the SPAC Board unanimously approved the Business Combination Agreement and the other transaction documents related thereto to which SPAC is, or will be, a party, and the PIPE Financing.

Also on July 27, 2021, the Swvl board of directors approved the Business Combination Agreement and the other transaction documents related thereto to which Swvl is a party.

On July 27, 2021, Ms. Grace resigned as a director of VNV Global AB in anticipation of the announcement of the Business Combination.

Early the following morning, on July 28, 2021, the parties executed the Business Combination Agreement and certain of the related transaction agreements, and the investors subscribing to purchase securities of SPAC in connection with the PIPE Financing executed the Initial PIPE Subscription Agreements. Under the PIPE Financing, certain investors agreed to purchase, at closing of the Business Combination $100 million of securities of Holdings consisting of Holdings Common Shares A at $10.00 per share, subject to reduction by an amount pre-funded into Swvl Exchangeable Notes. In addition, certain of the Initial PIPE Investors agreed to pre-fund a portion of their commitments in the PIPE Financing through Swvl Exchangeable Notes issued by Swvl which will be exchanged for Holdings Common Shares A, at the Company Merger Effective Time, at $8.50 per share.

Before the market opened on July 28, 2021, SPAC announced the Business Combination with Swvl together with the execution of the Business Combination Agreement and the Initial PIPE Subscription Agreements.

On September 12, 2021, a venture capital firm in Egypt unaffiliated with Swvl introduced EBRD to Swvl and, on September 21, 2021, EBRD and Swvl held a teleconference meeting to discuss EBRD’s interest in partnering with Swvl, either by participating in Swvl’s captain financing program under which EBRD would provide loans to Swvl drivers, or by directly investing in Swvl.

On October 6, 2021, a second teleconference meeting was held between Swvl and EBRD to further discuss the possibility of directly investing in Swvl. Following the meeting, EBRD sent a list of inquiries to Swvl regarding Swvl’s business.

On October 14, 2021, a third teleconference meeting was held between Swvl and EBRD to enable EBRD to better understand the options around possible investment instruments, such as entering into an exchangeable note or a subscription agreement.

On October 20, 2021, SPAC introduced ACM ARRT VII B, LLC (“Atalaya”) to Swvl when the former expressed an interest in partnering with Swvl, which led to an introductory teleconference meeting between Atalaya and Swvl that was held the same day.

On October 27, 2021, at the request of Al Reem Ventures SPV RSC LTD (“Al Reem”) through an employee of Swvl, Swvl invited Al Reem to Swvl’s offices to introduce Al Reem to Swvl’s leadership team and to provide Al Reem with a detailed overview of Swvl’s business. This meeting was held on October 31, 2021.

On October 28, 2021, Atalaya sent to Swvl and SPAC a term sheet and communicated its interest in entering into a forward purchase agreement with SPAC and a subscription agreement with Swvl and SPAC.

On November 1, 2021, at Al Reem’s request, Swvl sent to Al Reem the form of documentation previously entered into by the other PIPE Investors.

On November 4, 2021, EBRD sent to Swvl a questionnaire from its Environment and Sustainability Department as part of its due diligence process. That same day, Swvl sent to EBRD a draft of the subscription agreement and additional information about Swvl’s business.

On November 5, 2021, Al Reem contacted Swvl indicating their interest to enter into an exchangeable note of Swvl in the amount of $5,000,000. That same day, Swvl sent a draft exchangeable note of Swvl to Al Reem.

On November 15, 2021, Swvl and Al Reem executed an exchangeable note of Swvl in the amount of $5,000,000.

On November 15, 2021, Swvl, SPAC and Atalaya executed a subscription agreement in the amount of $2,000,000 in connection with the forward purchase agreement executed between SPAC and Atalaya on the same day. This forward purchase agreement has since been terminated. No liabilities were incurred from its termination, except for SPAC’s obligation to pay to Atalaya its attorney fees and other reasonable expenses in an amount not to exceed $50,000.

On November 18, 2021, Alcazar Fund 1 SPV 4 (“Alcazar”), an Initial PIPE Investor and affiliate of Agility, contacted SPAC to discuss the possibility of entering into an exchangeable note with Swvl in the amount of $5,000,000.

On November 20, 2021, Swvl sent to SPAC a draft exchangeable note of Swvl, which SPAC shared with Alcazar.

On November 24, 2021, SPAC introduced Teklas Ventures S.à r.l. (“Teklas”) to Swvl to discuss Teklas’s potential interest in investing in Swvl.

On November 26, 2021, Swvl and Teklas held a teleconference meeting to enable Teklas to learn more about Swvl’s business.

Also on November 26, 2021, at Teklas’s request, Swvl sent to Teklas the form of documentation previously entered into by the other PIPE Investors, as well as a copy of the Business Combination Agreement.

On December 1, 2021, Swvl and Alcazar executed an exchangeable note of Swvl in the amount of $5,000,000.

On December 6, 2021, EBRD sent to Swvl a draft framework agreement, Environmental and Social Action Plan, and subscription agreement.

On December 16, 2021, Swvl contacted Teklas to inform Teklas of the additional PIPE commitments. That same day, Teklas responded by indicating its desire to enter into a subscription agreement in the amount of $500,000.

On December 21, 2021, Swvl, SPAC and EBRD executed a subscription agreement in the amount of $10,000,000. The subscription agreement included a closing condition requiring Holdings and EBRD to enter into an investment framework agreement pursuant to which Holdings will agree to comply with certain institutional requirements of EBRD, including but not limited to social and environmental policies and practices, certain corporate governance and compliance matters and use of proceeds.

On December 21, 2021, Swvl, SPAC and Teklas executed a subscription agreement in the amount of $500,000.

In late December 2021, Swvl’s and SPAC’s respective legal advisors in the British Virgin Islands informed Swvl and SPAC that, based on discussions with the Registry of Corporate Affairs in the British Virgin Islands, it would be necessary to make certain technical amendments to the form of Holdings A&R Articles and to the process for filing the Holdings A&R Articles and the Holdings Public Company Articles with the Registry of Corporate Affairs. Swvl and SPAC agreed that such changes would not have a substantive impact on Holdings or the Transactions.

Between December 23, 2021 and January 12, 2022, Swvl and Alcazar discussed the possibility of purchasing an exchangeable note of Swvl in an amount of $20,000,000 with their remaining subscription commitment. The exchangeable note of Swvl would be automatically exchanged for Holdings Common Shares A at the Company Merger Effective Time at an exchange price higher than the $8.50 per share provided in the Initial Swvl Exchangeable Notes. Ultimately the parties agreed on an exchange price of $9.10 per share and, on January 12, 2022, Swvl and Alcazar executed an exchangeable note of Swvl in the amount of $20,000,000 and simultaneously terminated the existing subscription agreement.

On January 7, 2022, Cravath sent a draft of the First BCA Amendment to Vinson & Elkins, which included, among other things, provisions to (1) amend the form of Holdings A&R Articles, (2) amend the agreed process for filing the Holdings A&R Articles and the Holdings Public Company Articles with the Registry of Corporate Affairs in the British Virgin Islands and (3) update the form of Written Consents to include required approvals of Swvl shareholders for transactions described in this proxy statement/prospectus that had been entered into following the signing of the Business Combination Agreement.

Between January 7, 2022 and January 28, 2022, Cravath and Vinson & Elkins exchanged drafts of the First BCA Amendment. During such process, SPAC and Swvl agreed, for the sake of clarity, to include a provision formally acknowledging that the exchangeable notes issued on and after November 15, 2021 constituted Company Exchangeable Notes for purposes of the Business Combination Agreement. Such agreement reflected the existing business understanding of the parties.

On January 11, 2022, an existing PIPE Investor introduced Swvl to R Capital, LLC (“R Capital”) at R Capital’s request, which led to an introductory teleconference meeting on January 18, 2022. On January 27, 2022, R Capital contacted Swvl to express its interest in entering into an exchangeable note of Swvl in the amount of $1,000,000.

On January 30, 2022, following the termination of the forward purchase agreement between SPAC and Atalaya, Swvl, SPAC and Atalaya terminated the subscription agreement in the amount of $2,000,000.

On January 31, 2022, Swvl and R Capital executed an exchangeable note of Swvl in the amount of $1,000,000 at an exchange price of $9.10 per share.

On January 31, 2022, Swvl, SPAC, Holdings, Cayman Merger Sub and BVI Merger Sub executed the First BCA Amendment.

On February 16, 2022, in light of the increasing likelihood that the Business Combination would not be completed prior to the then-current Outside Date of March 25, 2022, Cravath sent a draft of the Second BCA Amendment to Vinson & Elkins. The draft amendment included a single operative provision to extend the Outside Date to a future to-be-agreed date. On the same day, Vinson & Elkins confirmed the form of amendment was satisfactory, subject to SPAC and Swvl agreeing on a period for extension.

On March 2, 2022, Swvl and SPAC agreed that the Second BCA Amendment would extend the Outside Date to May 31, 2022.

On March 3, 2022, Swvl, SPAC, Holdings, Cayman Merger Sub and BVI Merger Sub executed the Second BCA Amendment.

Both Swvl and SPAC have agreed that incremental capital would be important to fund the post-closing business, and agreed it would count toward the Minimum Cash Condition (except for the shares subject to the forward purchase agreement entered into by SPAC and the unaffiliated third party counterparty thereto on November 15, 2021, which was later terminated).

SPAC Board’s Reasons for Approval of Business Combination

The SPAC Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the SPAC Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. The SPAC Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the SPAC Board may have given different weight to different factors. This explanation of the reasons for the SPAC Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, the SPAC Board reviewed the results of the due diligence conducted by SPAC’s management and SPAC’s advisors, which included:

•	meetings and calls with the management teams, advisors and Swvl regarding Swvl’s operations, business plan and forecasts;

•	research on comparable public and private companies, including shared mobility platforms, shared economy platforms and TaaS and SaaS companies;

•

legal due diligence review conducted by Vinson & Elkins; Shahid Law Firm; Bowmans; Al Tamimi and Company; and Orr, Dignam & Co. which included, among other things, a review of material contracts, intellectual property matters, data security and privacy matters, employment matters, regulatory and licensing matters, insurance matters and anti-corruption and anti-bribery matters;

•	insurance due diligence review conducted by Willis;

•	financial, tax and anti-corruption due diligence review by EY;

•	review of analysis prepared by, and discussions with, SPAC’s advisors and consultants;

•	financial and valuation analysis of Swvl and the Business Combination; and

•	a fairness opinion provided by Guggenheim Securities.

The factors considered by the SPAC Board include, but are not limited to, the following:

•	Asset-Light Business Model. The SPAC Board considered Swvl’s asset-light model, which does not require investment in vehicles or other hard assets.

•

Competitive Advantages In Technology.    The SPAC Board considered the strong advantages of Swvl’s core technology from a unit economics and customer appeal perspective versus applicable competitors across several geographies.

•

Strong Customer Demand.    The SPAC Board considered indicative interest from Swvl’s strong customer demand across its existing deployments and the ability of Swvl’s platform to provide broad access to more affordable and reliable transportation, particularly in emerging markets with limited transportation options.

•

Management Team.    The SPAC Board considered Swvl’s knowledgeable and committed management team that is expected to remain with the post-combination company and continue to seek to execute Swvl’s strategy.

•

Available Supply.    The SPAC Board considered the fact that there already exists a strong worldwide availability of small fleet and individual vehicle operators that could be utilized through Swvl’s platform.

•

Environmental and Social Impact.    The SPAC Board considered the ability of Swvl’s platform to make a meaningful environmental and social impact. In particular, Swvl’s platform increases social and economic equity by offering safe and affordable transportation options and increases access to employment options to drivers and other young professionals. The SPAC Board also noted that Swvl’s shared mobility model can contribute to reduced emissions.

•

Synergies and Opportunities. The SPAC Board considered potential synergies and opportunities presented by SPAC’s relationship with Agility Public Warehousing Company K.S.C.P. (“Agility”) and its broader network of relationships. Agility’s strong presence in Swvl’s regions of operation presents the potential for significant direct and indirect business development opportunities therein.

•	Due Diligence. The SPAC Board reviewed and considered the due diligence findings of its several advisors.

•

Terms of the Business Combination Agreement.    The SPAC Board reviewed the financial and other terms of the Business Combination Agreement and determined that they were the product of arm’s-length negotiations among the parties.

•

Independent Director Role.    The SPAC Board is comprised of a majority of independent directors who are not affiliated with our Sponsor and its affiliates. SPAC’s independent directors, took an active role in guiding SPAC management as SPAC evaluated and negotiated the proposed terms of the Business Combination. Following an active and detailed evaluation, the SPAC Board’s independent directors unanimously approved, as members of the SPAC Board, the Business Combination Agreement and the Business Combination.

In addition, the SPAC Board determined that the Business Combination satisfies the investment criteria that the SPAC Board identified in connection with the IPO. For more information, please see the section entitled “Background of the Business Combination.”

In the course of its deliberations, the SPAC Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:

•	Developmental Stage Company Risk. The risk that Swvl is an early-stage company, and the risk that it may not be able to execute on its business plan.

•	Macroeconomic Risk. The risk of macroeconomic uncertainty and the effects it could have on Swvl’s revenues.

•	Future Growth Risk. The risk that future growth of Swvl is dependent upon its geographic expansion strategy.

•

Due Diligence Risk.    The accelerated timeline that SPAC’s management and advisors had to conduct their due diligence investigation and the status of certain confirmatory due diligence items that were unresolved at the time of signing of the Business Combination Agreement.

•	Cost Assumption Risk. The risk that Swvl may not be able to achieve current cost assumptions.

•	Competitive Risk. The risk that Swvl operates in a highly competitive and rapidly evolving industry.

•	Public Company Risk. The risks that are associated with being a publicly traded company that is in its early, developmental stage.

•	Benefits May Not Be Achieved Risk. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•

Redemption Risk.    The risk that a significant number of SPAC shareholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the SPAC Articles, which would potentially make the Business Combination more difficult to complete or reduce the amount of cash available to the combined company to accelerate its business plan following the Closing.

•	Shareholder Vote Risk. The risk that SPAC’s shareholders may fail to provide the votes necessary to effect the Business Combination.

•

Litigation and Enforcement Risk.    The risk of the possibility of litigation or SEC action challenging the Business Combination or that an adverse judgment granting permanent injunctive relief or SEC enforcement action could indefinitely enjoin consummation of the Business Combination.

•	Closing Conditions Risk. The risk that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within SPAC’s control.

•	SPAC Shareholders Receiving a Minority Positions Risk. The risk that SPAC shareholders will hold a minority position in the combined company.

•

Fees, Expenses and Time Risk.    The risk of incurring significant fees and expenses associated with completing the Business Combination and the substantial time and effort of management required to complete the Business Combination.

•	Other Risks Factors. Various other risk factors associated with Swvl’s business, as described in the section entitled “Risk Factors.”

In addition to considering the factors described above, the SPAC Board also considered that some officers and directors of SPAC may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of SPAC’s shareholders. SPAC’s directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the SPAC Board, the Business Combination Agreement and the Business Combination. For more information, please see the section entitled “Interests of Certain Persons in the Business Combination.”

The SPAC Board concluded that the potential benefits that it expects SPAC and its shareholders to achieve as a result of the Business Combination outweigh the potentially negative factors associated with the Business Combination. Accordingly, the SPAC Board, based on its consideration of the specific factors listed above, unanimously (a) determined that the Business Combination and the other transactions contemplated by the Business Combination Agreement are in the best interests of SPAC, (b) approved, adopted and declared advisable the Business Combination Agreement, the Cayman Plan of Merger and the transactions contemplated thereby and (c) recommended that the shareholders of SPAC approve each of the Proposals.

The above discussion of the material factors considered by the SPAC Board is not intended to be exhaustive but does set forth the principal factors considered by the SPAC Board.

Satisfaction of the 80% Test

It is a requirement under the SPAC Articles and Nasdaq listing requirements that the business or assets acquired in SPAC’s Initial Business Combination have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discounts held in trust and taxes payable on the income earned on the Trust Account, if any) at the time of SPAC signing a definitive agreement in connection with its Initial Business Combination.

As of July 28, 2021, the date of the execution of the Business Combination Agreement, the fair value of marketable securities held in the Trust Account was approximately $345 million (excluding approximately $10.0 million of deferred underwriting commissions and taxes payable on the income earned on the Trust Account) and 80% thereof represents approximately $276 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the SPAC Board considered the enterprise value of Swvl of approximately $1.1 billion, which was implied based on the terms of the transactions agreed to by the parties in negotiating the Business Combination. The enterprise value consists of a common equity value of approximately $1.5 billion and $405 million of net cash. In determining whether the enterprise value described above represents the fair market value of Swvl, the SPAC Board considered all of the factors described in this section and the section of this proxy statement/prospectus entitled “The Business Combination” and the fact that the purchase price for Swvl was the result of an arm’s length negotiation. As a result, the SPAC Board concluded that the fair market value of the business acquired was in excess of 80% of the assets held in the Trust Account (excluding the amount of any deferred underwriting discounts held in trust and taxes payable on the income earned on the Trust Account, if any). In light of the financial background and experience of the members of SPAC’s management team and the SPAC Board, the SPAC Board believes that the members of its management team and the SPAC Board are qualified to determine whether the Business Combination meets the 80% asset test

Certain Financial Projections Provided to SPAC’s Board

Swvl does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenue, financial condition or other results, nor does it expect or undertake to do so in the future. Nonetheless, the below summary of certain financial projections is provided in this proxy statement/prospectus because Swvl provided certain internally prepared unaudited prospective financial information, including certain forecasts for each of the fiscal years ending December 31, 2021 through 2025, to SPAC and the SPAC Board in connection with the SPAC Board’s review of the proposed Business Combination. The projections provided to SPAC and the SPAC Board covered five fiscal years of forecasted results because Swvl believed that forecasts beyond five years would be too speculative and would have a low likelihood of accuracy, given the nature of Swvl’s business.

Swvl prepared these financial projections solely for internal use and not with a view toward public disclosure or toward complying with IFRS, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that SPAC, Swvl, their respective directors, officers, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results. These financial projections have not been included in this proxy statement/prospectus in order to induce any SPAC shareholders to vote for or against the Business Combination. No person has made or makes any representation or warranty regarding the information included in these financial projections. The financial forecasts are not fact and are not necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on this information. The projections should not be viewed as public guidance and you are cautioned not to place undue reliance on the projections in making a decision regarding the Business Combination, as the projections may be materially different than actual results. Holdings does not intend to refer back to the financial projections in its future periodic reports filed under the Exchange Act.

Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. None of Swvl’s independent registered public accounting firm, SPAC’s independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the financial projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

While these financial projections are in line with historic operating trends, they reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Swvl’s business, all of which are difficult to predict and many of which are beyond Swvl’s control. As a result, there can be no assurance that the projected results will be realized or that actual results will be as projected. Since the projections cover multiple years, such information by its nature becomes less predictive with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the section entitled “Risk Factors” in this proxy statement/prospectus.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF SWVL’S INTERNAL FINANCIAL PROJECTIONS, NONE OF SPAC, SWVL OR HOLDINGS UNDERTAKES ANY OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR

AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS AND THEIR PRESENTATION TO THE SPAC BOARD, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

The unaudited prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Swvl. Neither Grant Thornton Audit and Accounting Limited (Dubai Branch) (“Grant Thornton”), Swvl’s independent registered public accounting firm, nor WithumSmith+Brown, PC, SPAC’s independent registered public accounting firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying unaudited prospective financial information and, accordingly, neither Grant Thornton nor WithumSmith+Brown, PC express an opinion or any other form of assurance with respect thereto. The Grant Thornton report included in this proxy statement/prospectus relates to Swvl’s historical financial statements. It does not extend to the unaudited prospective financial information and should not be read to do so.

The projections set out below reflect the updated and final version of the financial projection model reviewed by SPAC on June 9, 2021 and assume the consummation of the Business Combination. As described above, Swvl’s ability to achieve these projections will depend upon a number of factors outside of its control. These factors include significant business, economic and competitive uncertainties and contingencies. Swvl developed these projections based upon assumptions with respect to future business decisions and conditions that are subject to change, including Swvl’s execution of its strategies and offerings development, as well as growth in the markets in which it currently operates and proposes to operate. These projections also do not take into account any strategic transactions, acquisitions or investments that Swvl may pursue or consummate in the future, whether or not publicly announced. As a result, Swvl’s actual results may materially vary from the projections set out below. See also “Cautionary Note Regarding Forward-Looking Statements” and the risk factors set out in “Risk Factors.”

The projections included Total Bookings, Retail and Travel Gross Revenue, SaaS/TaaS Gross Revenue, Gross Revenue, Captain Costs, Gross Margin, Net Margin, Growth Marketing, Technology Costs, Other Operating Expenses and Adjusted EBITDA, as summarized in the following table. However, Adjusted EBITDA, as presented in these projections, was calculated on a different basis than as presented elsewhere in this proxy statement/prospectus. See footnote (6) to the following table for details on the calculation of Adjusted EBITDA for purposes of these projections.

(in millions)	2021E	2022E	2023E	2024E	2025E
Total Bookings (1)	28	78	183	345	566
Retail and Travel Gross Revenue	$28	$82	$215	$451	$702
SaaS/TaaS Gross Revenue	$19	$59	$187	$363	$602
Gross Revenue (2)	$47	$141	$403	$814	$1,304
Captain Costs	$38	$125	$292	$516	$793
Gross Margin (3)	$8	$16	$110	$297	$511
Net Margin (4)	($4)	($13)	$58	$222	$426
Growth Marketing	$6	$14	$29	$44	$51
Technology Costs	$2	$6	$17	$30	$45
Other Operating Expenses (5)	$29	$54	$105	$134	$157
Adjusted EBITDA (6)	($41)	($87)	($92)	$13	$173

(1)	Total Bookings is an operating measure representing the total number of seats booked by riders and corporate customers on our platform, over the period of measurement.
(2)

Gross Revenue is a non-IFRS financial measure representing revenue without any adjustments for end-user discounts and promotions, sales refunds, uncollected cash or sales waivers, over the period for measurement.

(3)	Gross Margin is a non-IFRS financial measure representing Gross Revenue net of captain costs, over the period for measurement.

(4)

Net Margin reflects gross profit / loss, as recorded in Swvl’s financial statements prepared in accordance with IFRS, reflecting impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and fines.

(5)

Other Operating Expenses is a non-IFRS measure and represents all other expenses attributable to operations, including wages and salaries, business and information technology tools, travel, telephone, office and general expenses.

(6)

Adjusted EBITDA is a non-IFRS financial measure calculated as loss for the year adjusted to exclude: (i) depreciation of property and equipment, (ii) depreciation of right-of-use assets, (iii) provision for share-based payments, (iv) provision for expected credit losses, (v) provision for employees’ end of service benefits, (vi) indirect tax expenses, (vii) net finance cost/income and (viii) tax.

Swvl prepared these projections based on a variety of sources, including inputs and market data from third-party data providers, work with external consultants and management’s experience in the mass transit and shared mobility sectors. These projections are based on a number of assumptions, including the following assumptions that Swvl’s management believes to be material:

•	Presence in 20 countries by 2025

•	Roll-out of SaaS offerings in 2022

•	Cost per available seat kilometer reduction of 12% through bidding, high ride plans, cross-dispatch

•	Utilization improvement of 19% through dynamic pricing, cross-dispatch, dynamic routing

•	No increase in average ticket fare within each country

•	Reduce number of back-up vehicles and introduction of high-ride plans to improve driver’s aggregate earnings and reduce cost per seat

•	Increase customer conversion and retention by reducing walk to station through densifying routes and schedules while enhancing dynamic routing technology

•	Reduce refunds and promos as a result of increased retention of users, and reduction in walk to station driven by improved network coverage

The $1.0 billion pre-money valuation offered by the SPAC was a valuation based on certain business and financial information regarding Swvl’s business and future prospects (including financial projections for Swvl for the years ending December 31, 2021 through December 31, 2025) and on valuation benchmarking of various peer companies including the estimated valuation implications of recently completed comparable transactions. Please see the subsection entitled “The Business Combination—The SPAC Board’s Reasons for Approval of the Business Combination.”

Certain of the measures included in these projections are non-IFRS financial measures. Due to the forward-looking nature of these projections, reconciling such other projections of non-IFRS measures to measures prepare in accordance with IFRS standards is not practicable. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and may not be comparable to similarly titled measures used by other companies. We encourage you to review the financial statements of Swvl included elsewhere in this proxy statement/prospectus and to not rely on any single financial measure not to place undue reliance on any of these projections.

Opinion of SPAC’s Financial Advisor

Overview

SPAC retained Guggenheim Securities as its financial advisor in connection with a potential business combination involving Swvl. In selecting Guggenheim Securities as its financial advisor, SPAC considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the mass transit shared economy industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the July 27, 2021, meeting of the board of directors of SPAC, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, dated July 28, 2021, to the board of directors of SPAC to the effect that, as of July 28, 2021, and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Company Merger Consideration was fair, from a financial point of view, to SPAC.

This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex E to this proxy statement/prospectus and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. As SPAC was aware, the global capital markets had been experiencing and remain subject to significant volatility, and Guggenheim Securities expressed no view or opinion as to any potential effects of such volatility on SPAC, Swvl or the Transactions. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith or the summary of Guggenheim Securities’ underlying financial analyses elsewhere in this proxy statement/prospectus):

•	was provided to the board of directors of SPAC (in its capacity as such) for its information and assistance in connection with its evaluation of the Transactions;

•	did not constitute a recommendation to the board of directors of SPAC with respect to the Transactions;

•

does not constitute advice or a recommendation to any holder of SPAC Ordinary Shares as to how to vote or act in connection with the Transactions or otherwise (including whether or not holders of SPAC Class A Ordinary Shares should redeem their shares or exercise any dissenters’ rights under applicable law);

•

did not address SPAC’s underlying business or financial decision to pursue or effect the Transactions, the relative merits of the Transactions as compared to any alternative business or financial strategies that might exist for SPAC, the financing or funding of the Transactions by SPAC or the effects of any other transaction in which SPAC might engage;

•	addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Company Merger Consideration to SPAC;

•

expressed no view or opinion as to (i) any other term, aspect or implication of (a) the Transactions (including, without limitation, the form or structure of the Transactions) or the Business Combination Agreement, (b) the PIPE Financing, (c) the Swvl Transaction Support Agreement, the SPAC Shareholder Support Agreements, the Sponsor Agreement, the Employment Agreement dated July 28, 2021 between Holdings, Swvl Global FZE and Mostafa Kandil, the Registration Rights Agreement, the Lock-Up Agreements or the Holdings Shareholder Agreement or (d) any other agreement, transaction document or instrument contemplated by the Business Combination Agreement or to be entered into or amended in connection with the Transactions or (ii) the fairness, financial or otherwise, of the Transactions to, or of any consideration to be paid to or received by, the holders of any class of securities (including the Sponsor), creditors or other constituencies of SPAC or Swvl;

•

did not (i) address the individual circumstances of specific holders of SPAC’s securities (including SPAC Class B Ordinary Shares and SPAC Warrants) with respect to rights or aspects which may distinguish such holders or SPAC’s securities (including SPAC Class B Ordinary Shares and SPAC Warrants) held by such holders, (ii) address, take into consideration or give effect to any then-existing or future rights, preferences, restrictions or limitations or other attributes of any such securities (including SPAC Class B Ordinary Shares and SPAC Warrants) or holders (including the Sponsor), creditors or other constituencies of SPAC, Holdings or Swvl except for the fairness from a financial point of view of the Company Merger Consideration to Swvl, or (iii) address the individual circumstances of specific holders of SPAC’s securities (including Swvl Common Shares B and Swvl warrants) with respect to rights or aspects which may distinguish such holders or SPAC’s securities (including Swvl Common Shares B and Swvl warrants) held by such holders, (iv) does not address, take into consideration or give effect to any existing or future rights, preferences, restrictions or limitations or other attributes of any such securities (including Class B ordinary shares and warrants of SPAC or Holdings Common Shares A and Holdings warrants) or holders (including the Sponsor) and (v) in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of SPAC or any other party);

•	did not address, or express a view with respect to, any acquisition of control or effective control of SPAC by any shareholder or group of shareholders of Swvl; and

•

expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by the Sponsor or any of SPAC’s or Swvl’s directors, officers or employees, or any class of such persons, in connection with the Transactions relative to the Company Merger Consideration or otherwise.

In connection with rendering its opinion, Guggenheim Securities:

•	reviewed a draft of the Business Combination Agreement, dated as of July 27, 2021;

•	reviewed certain publicly available business and financial information regarding each of SPAC and Swvl;

•

reviewed certain non-public business and financial information regarding Swvl’s business and future prospects (including certain financial projections for Swvl for the years ending December 31, 2021 through December 31, 2027 (the “Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by Swvl’s senior management and reviewed by, discussed with and approved for Guggenheim Securities’ use by SPAC’s senior management (the “Internal Information”);

•	discussed with SPAC’s senior management their strategic and financial rationale for the Transactions;

•

discussed with SPAC’s senior management and Swvl’s senior management their respective views of Swvl’s business, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the mass transit, shared economy sector;

•	performed discounted cash flow analyses based on the Financial Projections;

•

reviewed the valuation and financial metrics of certain precedent special purpose acquisition company business combination transactions that Guggenheim Securities deemed relevant in evaluating the Transactions;

•

compared the financial performance of Swvl and the transaction multiples implied by the Company Merger Consideration with corresponding data for certain publicly traded companies that Guggenheim Securities deemed relevant in evaluating Swvl; and

•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:

•

Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with SPAC or Swvl (including, without limitation, the Internal Information) or obtained from public sources, data suppliers and other third parties.

•

Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Internal Information), (ii) expressed no view or opinion regarding the reasonableness or achievability of the Financial Projections, any other estimates and any other forward-looking information provided by SPAC or the assumptions upon which any of the foregoing were based and (iii) relied upon the assurances of SPAC’s senior management that they were, and assumed that Swvl’s senior management were, unaware of any facts or circumstances that would make the Internal Information incomplete, inaccurate or misleading.

•

Specifically, with respect to (i) the Financial Projections utilized in Guggenheim Securities’ analyses, (a) Guggenheim Securities was advised by SPAC’s senior management, and Guggenheim Securities assumed, that such Financial Projections had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of Swvl’s senior management as to the expected future performance of Swvl, (b) Guggenheim Securities was advised by SPAC’s senior management, and Guggenheim Securities assumed, that such Financial Projections represented a reasonable basis upon which to evaluate the business and financial prospects of Swvl and (c) Guggenheim Securities assumed that such Financial Projections had been reviewed by the SPAC Board with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering its opinion and (ii) any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information was reasonable and reliable.

•

Guggenheim Securities relied upon (without independent verification and without expressing any view, opinion, representation, guaranty or warranty (in each case, express or implied)) the assessments, judgments and estimates of SPAC’s senior management and Swvl’s senior management as to, among other things, (i) the potential impact on Swvl of market, competitive and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the mass transit shared economy sector and related sectors, (ii) Swvl’s then-existing and future technology and intellectual property and the associated risks thereto (including, without limitation, the probabilities and timing of successful geographic expansion, increasing customer Utilization, and scaling of the SaaS business, compliance with relevant regulatory requirements; prospective prices and rider volume; the validity and life of patents with respect thereto; and the potential impact of competition thereon) and (iii) Swvl’s then-existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, suppliers and other commercial relationships (in each such case to the extent relevant to SPAC, the Transactions and its contemplated benefits). Guggenheim Securities assumed that there would not be any developments with respect to any of the foregoing matters that would have a material adverse effect on SPAC, Swvl or the Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Guggenheim Securities’ analyses or opinion.

Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:

•

Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of SPAC, Swvl or any other entity or the solvency or fair value of SPAC, Swvl or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

•

Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and Guggenheim Securities’ opinion should not be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of SPAC’s senior management, Swvl’s senior management and SPAC’s and Swvl’s respective other professional advisors with respect to such matters. Guggenheim Securities assumed that for U.S. federal income tax purposes, (i) the SPAC Merger and the Holdings Redemption, taken together, qualify as a “reorganization” described in Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “IRC”), to which SPAC and Holdings are parties within the meaning of Section 368(b) of the IRC, (ii) the Company Merger and the conversion of Swvl’s convertible notes (including the exchange of the exchangeable notes), taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the IRC to which Holdings and Swvl are parties within the meaning of Section 368(b) of the IRC and (iii) the Business Combination Agreement is a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Guggenheim Securities did not express any view or rendering any opinion regarding the tax consequences of the Transactions to SPAC, Holdings, Swvl, or their respective securityholders.

Guggenheim Securities further assumed that:

•

In all respects meaningful to its analyses, (i) the final executed form of the Business Combination Agreement would not differ from the draft that Guggenheim Securities reviewed, (ii) SPAC, Swvl, Holdings, BVI Merger Sub and Cayman Merger Sub will comply with all terms and provisions of the Business Combination Agreement and the agreements contemplated thereby, as will any other parties to such agreements, and (iii) the representations and warranties of SPAC, Swvl and BVI Merger Sub contained in the Business Combination Agreement were true and correct and all conditions to the obligations of each party to the Business Combination Agreement to consummate the Transactions would be satisfied without any waiver, amendment or modification thereof;

•

The Transactions will be consummated in a timely manner in accordance with the terms of the Business Combination Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on SPAC, Holdings, Swvl or the Transactions (including their contemplated benefits) in any way meaningful to Guggenheim Securities’ analyses or opinion; and

•

Any adjustments to the Company Merger Consideration in accordance with the Business Combination Agreement or otherwise would not be meaningful to Guggenheim Securities’ analyses and opinion, certain transactions identified in the Business Combination Agreement, if consummated, have no impact on SPAC, Holdings, Swvl or the Transactions in any way meaningful to Guggenheim Securities’ analysis or opinion, the PIPE Financing will be completed in accordance with its terms, and the condition to Swvl’s obligation to close under Section 8.03(f) of the Business Combination Agreement will be satisfied.

Given SPAC’s nature as a special purpose acquisition company and that Holdings is a holding company that was formed in connection with the Transactions, for purposes of Guggenheim Securities’ opinion and with SPAC’s consent Guggenheim Securities assumed a value of $10.00 per Holdings Common Share A in calculating the value of the Holdings Common Shares A to be issued as the Company Merger Consideration under the Business Combination Agreement, with such $10.00 value being based on SPAC’s initial public offering price per share and SPAC’s approximate cash per outstanding SPAC Class A Ordinary Share (excluding, for the avoidance of doubt, the dilutive impact of the Class B ordinary shares of SPAC or any warrants issued by SPAC).

Guggenheim Securities did not express any view or opinion as to the price or range of prices at which the (x) SPAC Class A Ordinary Shares, the SPAC Class B Ordinary Shares or other securities or financial instruments of or relating to SPAC may trade or otherwise be transferable at any time before the announcement or consummation of the Transactions or (y) the Holdings Common Shares A or Holdings Common Shares B or other securities or financial instruments of or relating to Holdings may trade or otherwise be transferable at any time before or after the consummation of the Transactions.

Summary of Financial Analyses

Overview of Financial Analyses

This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the board of directors of SPAC in connection with Guggenheim Securities’ rendering of its opinion.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.

In arriving at its opinion, Guggenheim Securities:

•

based its financial analyses on various assumptions, including assumptions concerning general economic, business and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of SPAC, Swvl and Guggenheim Securities;

•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

•	considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

•

ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the Company Merger Consideration pursuant to the Company Merger to the extent expressly specified in such opinion.

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

•

Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•

None of the selected publicly traded companies used in the selected publicly traded companies analysis described below is identical or directly comparable to Swvl and none of the selected precedent special purpose acquisition company business combination transactions used in the selected precedent special purpose acquisition company business combination transactions analysis described below is identical or directly comparable to the Transactions. However, such companies and transactions were selected by Guggenheim Securities, among other reasons, because they represented publicly traded companies or involved target companies which may be considered broadly similar, for purposes of Guggenheim Securities’ financial analyses, to Swvl based on Guggenheim Securities’ familiarity with the mass transit shared economy sector.

•

In any event, selected publicly traded companies analysis and selected precedent special purpose acquisition company business combination transactions analysis are not mathematical. Rather, such analyses involve complex considerations and judgments concerning the differences in business, operating, financial and capital markets-related characteristics and other factors regarding the selected publicly traded companies to which Swvl was compared and selected precedent special purpose acquisition company business combination transactions to which the Transactions were compared.

•	Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Certain Definitions

Throughout this “Summary of Financial Analyses,” the following defined terms are used in connection with Guggenheim Securities’ various financial analyses:

•	CapEx: means capital expenditures.

•	DCF: means discounted cash flow.

•	EBITDA: means net income before interest expense, income tax expense, depreciation and amortization.

•	TEV: means total enterprise value.

•	Unlevered free cash flow or UFCF: means the relevant company’s after-tax unlevered operating cash flow minus CapEx, minus increase or plus decrease changes in working capital.

•	WACC: means weighted average cost of capital.

Financial Analyses

In evaluating Swvl in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including discounted cash flow analyses, selected publicly traded companies analysis and selected precedent special purpose acquisition company business combination transactions analysis.

Discounted Cash Flow (DCF) Analyses. Guggenheim Securities performed stand-alone discounted cash flow analyses of Swvl based on projected UFCF (as defined above) for Swvl and an estimate of its terminal/continuing value at the end of the projection horizon.

In performing its discounted cash flow analyses:

•

Guggenheim Securities utilized the Financial Projections, which Guggenheim Securities noted utilized Swvl’s definition of Gross Revenue, as described in the section entitled “Certain Financial Projections Provided to SPAC’s Board” above. In performing its discounted cash flow analyses with respect to Swvl, Guggenheim Securities used a marginal tax rate of 16.1% (excluding the impact of Swvl’s existing and projected tax attributes), which rate was provided to Guggenheim Securities for this purpose by SPAC senior management, and separately valued the discounted cash flow associated with Swvl’s existing and projected tax attributes based on the amounts and timing of use reflected in the Financial Projections. As a result, the projected UFCF used in Guggenheim Securities’ discounted cash flow analysis (which projections were reviewed by, discussed with, and approved for Guggenheim Securities’ use by SPAC’s senior management) for the years 2022 through 2027 were (a) ($92.3) million for 2022, (b) ($103.7) million for 2023, (c) ($1.4) million for 2024, (d) $128.1 million for 2025, (e) $286.8 million for 2026, and (f) $497.5 million for 2027, in each case, excluding the impact of Swvl’s existing and projected tax attributes.

•	Guggenheim Securities used a discount rate range of 12.25% — 15.50% based on its estimate of Swvl’s weighted average cost of capital.

•

In estimating Swvl’s terminal/continuing value, Guggenheim Securities used a reference range of perpetual growth rates of Swvl’s terminal year after-tax unlevered free cash flow of 2.0% — 3.0%. The terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to Swvl’s implied terminal year EBITDA multiples (which ranged from 6.8x using a 2.0% perpetuity growth rate and a 15.50% discount rate to 9.9x using a 3.0% perpetuity growth rate and a 12.25% discount rate).

Guggenheim Securities’ discounted cash flow analyses resulted in an overall total equity value reference range of $2,113 — $3,477 million for purposes of evaluating the Company Merger Consideration.

In connection with its discounted cash flow analysis with respect to Swvl, Guggenheim Securities noted that the pre-money equity value of Swvl of $1,016 million (assuming no earn-out payments under the Business Combination Agreement) and $1,166 million (assuming a $150 million earn-out payment under the Business Combination Agreement) were each below the calculated DCF value range of Swvl.

Selected Publicly Traded Companies Analysis. Guggenheim Securities reviewed and analyzed Swvl’s historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis (i.e., publicly traded shared economy companies and vertical SaaS solutions companies). Guggenheim Securities noted that Swvl’s forecasts used Gross Revenue, as described in the section entitled “Certain Financial Projections Provided to SPAC’s Board” above. Guggenheim Securities calculated, among other things, various public market trading multiples for the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research consensus estimates if available, or each company’s most recent publicly available financial filings), which are summarized in the table below:

Selected Publicly Traded Companies Analysis (TEV / Revenue Trading Multiples)

	2022E	2023E	2024E
Shared Economy
Airbnb	13.3x	10.9x	8.8x
Doordash	13.1	10.0	8.2
Grab	10.4	7.5	N/A
lyft	4.7	3.8	3.1
Delivery Hero	4.6	3.4	2.7
Uber	4.4	3.5	2.9
Vertical SaaS Solutions
0|0	38.1x	29.4x	N/A
Veeva	25.1	21.1	N/A
ncina	20.1	16.0	N/A
Duck Creek	18.1	14.9	N/A
Alkami	15.2	12.2	N/A

Selected Publicly Traded Companies Analysis (TEV / Gross Profit Trading Multiples)

	2023E	2024E
Shared Economy
Grab	19.9x	N/A
Doordash	18.4	15.2x
Delivery Hero	16.4	11.1
Airbnb	13.6	11.1
Lyft	6.1	4.8
Uber	5.8	4.5
Vertical SaaS Solutions
0|0	36.5x	N/A
Veeva	28.2	N/A
Duck Creek	24.9	N/A
ncina	24.7	N/A
Alkami	20.3	N/A

In performing its selected publicly traded companies analysis with respect to Swvl, Guggenheim Securities selected reference ranges of trading multiples for purposes of evaluating Swvl on a stand-alone public market trading basis as follows: (i) TEV / 2022E revenue multiple range of 4.5x — 10.5x; (ii) TEV / 2023E revenue multiple range of 3.5x — 7.5x; (iii) TEV / 2024E revenue multiple range of 3.0x — 5.0x; (iv) TEV/ 2023E gross profit multiple range of 5.5x – 15.0x; and (v) TEV / 2024E gross profit multiple range of 4.5x – 11.0x.

Guggenheim Securities’ selected publicly traded companies analysis resulted in the following overall reference ranges for purposes of evaluating the Company Merger Consideration:

Selected Publicly Traded Companies Analysis — Swvl Equity Value Reference Range

($ in millions)	Reference Range
Metric	Low	High
2022E Revenue	$568	$1,265
2023E Revenue	1,299	2,730
2024E Revenue	2,295	3,794
2023E Gross Profit	365	916
2024E Gross Profit	1,046	2,491

Guggenheim Securities noted that (i) with respect to the analysis based on 2022E revenue, the Swvl pre-money equity value of $1,016 million (assuming no earn-out payments under the Business Combination Agreement) and $1,166 million (assuming a $150 million earnout payment under the Business Combination Agreement) was within the reference range, (ii) with respect to the analysis based on 2023E revenue and 2024E revenue, the Swvl pre-money equity value of $1,016 million (assuming no earn-out payments under the Business Combination Agreement) and $1,166 million (assuming a $150 million earnout payment under the Business Combination Agreement) were below the reference range, (iii) with respect to the analysis based on 2023E gross profit, the Swvl pre-money equity value of $1,016 million (assuming no earn-out payments under the Business Combination Agreement) and the Swvl pre-money equity value of $1,166 million (assuming a $150 million earnout payment under the Business Combination Agreement) were below the reference range and (iv) with respect to the analysis based on 2024E gross profit, the Swvl pre-money equity value of $1,016 million (assuming no earn-out payments under the Business Combination Agreement) was below the reference range and the Swvl pre-money equity value of $1,166 million (assuming a $150 million earnout payment under the Business Combination Agreement) was within the reference range.

Selected Precedent SPAC Business Combination Transactions Analysis. Guggenheim Securities reviewed and analyzed certain financial metrics associated with selected precedent SPAC business combination transactions that Guggenheim Securities deemed relevant for purposes of this analysis (i.e., SPAC business combination transactions involving disruptive mobility marketplace companies and those involving mobility data services companies). Guggenheim Securities calculated, among other things and to the extent publicly available, certain implied transaction multiples for the selected precedent SPAC business combination transactions based on estimates from each company’s publicly available financial filings and certain other publicly available information at the time of transaction announcement and on July 23, 2021, which are summarized in the table below.

Target Company	TEV / 2022E Revenue	TEV / 2022E Revenue	TEV / 2023E Revenue	TEV / 2023E Revenue	2021E – 2022E Revenue Growth	2022E – 2023E Revenue Growth
	(announcement)	(July 23, 2021)	(announcement)	(July 23, 2021)	(announcement)	(announcement)
Disruptive Mobility Marketplace Companies (De-SPAC)
Grab	9.6x	10.4x	6.9x	7.5x	42.1%	37.7%
Bird	5.7	5.6	2.8	2.7	113.3	103.2
Blade	5.3	3.8	2.5	N/A	63.5	112.9
Helbiz	1.9	2.1	1.1	1.2	106.3	75.8
Up	1.8	1.4	1.5	1.1	25.0	23.4
Mobility Data Services Companies (De-SPAC)
otonomo	45.9x	45.8x	11.2x	11.2x	700.0%	308.3%
wejo	34.8	33.1	6.8	6.5	434.9	413.0

In performing its selected precedent SPAC business combination transactions analysis with respect to Swvl, Guggenheim Securities selected a reference range of transaction multiples for purposes of evaluating Swvl as follows: (i) TEV / 2022E revenue multiple range of 2.0x — 9.5x and (ii) TEV / 2023E revenue multiple range of 1.0x — 7.0x. Guggenheim Securities noted that Swvl’s forecasts used Gross Revenue, as described in the section entitled “Certain Financial Projections Provided to SPAC’s Board” above.

Guggenheim Securities’ selected precedent SPAC business combination transactions analysis resulted in the following overall reference ranges for purposes of evaluating the Company Merger Consideration:

Selected Precedent SPAC Business Combination Transactions — Swvl Equity Value Reference Range

($ in millions)	Reference Range
Metric	Low	High
2022E Revenue	$278	$1,149
2023E Revenue	404	2,551

Guggenheim Securities noted that the Swvl pre-money equity value of $1,016 million (assuming no earnout payments under the Business Combination Agreement) was within the reference range based on 2022E revenue, that the Swvl pre-money equity value of $1,166 million (assuming a $150 million earnout payment under the Business Combination Agreement) was above the reference range based on 2022E revenue and that the Swvl pre-money equity value of $1,016 million (assuming no earnout payments under the Business Combination Agreement) and $1,166 million (assuming a $150 million earnout payment under the Business Combination Agreement) were each within the reference range based on 2023E revenue.

Other Considerations

SPAC did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the Company Merger were determined through negotiations between SPAC and Swvl and were approved by the board of directors of SPAC. The decision to enter into the Business Combination Agreement was solely that of the board of directors of SPAC. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by SPAC’s board of directors. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of the board of directors of SPAC with respect to the fairness, from a financial point of view, to SPAC of the Company Merger Consideration pursuant to the Company Merger.

Pursuant to the terms of Guggenheim Securities’ engagement, SPAC has agreed to pay Guggenheim Securities a cash transaction fee of $6.0 million upon consummation of the Transactions (of which the full $6 million is with respect to Guggenheim Securities’ advisory services in connection with the Mergers). In addition, SPAC has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify it against certain liabilities arising out of its engagement.

Aside from its current engagement by SPAC, Guggenheim Securities has not been previously engaged during the past two years by SPAC, nor has Guggenheim Securities been previously engaged during the past two years by VNV Global AB (“Vostok”) or Swvl or any of their respective affiliates, to provide financial advisory or investment banking services for which Guggenheim Securities received fees. Guggenheim Securities may seek to provide SPAC, Vostok, and Swvl and their respective affiliates and portfolio companies with financial advisory and investment banking services unrelated to the Transactions in the future, for which services Guggenheim Securities would expect to receive compensation.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to SPAC, Vostok, Swvl, other participants in the Transactions and their respective affiliates and portfolio companies, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to SPAC, Vostok, Swvl, other participants in the Transactions and their respective affiliates and portfolio companies. Furthermore, Guggenheim Securities and its affiliates and related entities and its or their respective directors, officers, employees, consultants and agents may have investments in SPAC, Vostok, Swvl, other participants in the Transactions, and their respective affiliates and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to SPAC, Vostok, Swvl, other participants in the Transactions and their respective affiliates and portfolio companies, the sectors in which they operate and the Transactions that differ from the views of Guggenheim Securities’ investment banking personnel.

Interests of Certain Persons in the Business Combination

In considering the SPAC Board’s recommendation to vote in favor of the approval of the Business Combination Proposals, SPAC shareholders should be aware that aside from their interests as shareholders, the Sponsor and certain of SPAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other SPAC shareholders generally. The SPAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to SPAC shareholders that they approve the Business Combination. SPAC shareholders should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things:

•

the fact that the Sponsor and SPAC’s directors and officers have agreed not to redeem any SPAC Class A Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination;

•

the fact that the Sponsor and SPAC’s directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any SPAC Class B Ordinary Shares held by them if SPAC fails to complete an Initial Business Combination within the Combination Period, resulting in a loss of approximately $69,019,786 based on the Trust Account balance as of March 10, 2022;

•

the fact that if the Trust Account is liquidated, including in the event SPAC is unable to complete an Initial Business Combination within the required time period, the Sponsor has agreed to indemnify SPAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per SPAC Public Share, or such lesser amount per SPAC Public Share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than SPAC’s independent registered public accounting firm) for services rendered or products sold to SPAC or (b) a prospective target business with which SPAC has entered into a letter of intent, confidentiality, or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account;

•

the fact that the Sponsor paid an aggregate of $25,000, or approximately $0.003 per share, for 8,625,000 SPAC Class B Ordinary Shares and that such SPAC Class B Ordinary Shares will have a significantly higher value at the time of the Business Combination which, if unrestricted and freely tradable, would be valued at approximately $85,646,250, based on the closing price of the SPAC Class A Ordinary Shares of $9.93 per share on March 9, 2022, the record date for the SPAC Shareholders’ Meeting;

•

the fact that the Sponsor paid an aggregate of $8,900,000, or approximately $1.50 per warrant, for 5,933,333 SPAC Private Placement Warrants to purchase SPAC Class A Ordinary Shares which, if unrestricted and freely tradable, would be valued at approximately $2,373,333, based on the closing price of the SPAC Warrants of $0.40 per warrant on March 9, 2022, the record date for the SPAC Shareholders’ Meeting and that such SPAC Private Placement Warrants will expire worthless if an Initial Business Combination is not consummated within the Combination Period;

•

the fact that up to an aggregate amount of $1,500,000 of any amounts outstanding under any working capital loans made by the Sponsor or any of its affiliates to SPAC may be converted into SPAC Warrants to purchase SPAC Class A Ordinary Shares at a price of $1.50 per warrant at the option of the lender (as of the date of this proxy statement/prospectus, there were no amounts outstanding under any working capital loans);

•

the anticipated designation of Victoria Grace, SPAC’s Chief Executive Officer and member of the SPAC Board, and Lone Fønss Schrøder, a member of the SPAC Board, as directors of Holdings following the Business Combination;

•

the fact that Victoria Grace is Chief Executive Officer and Managing Member of the Sponsor and may be deemed to have or share beneficial ownership of the SPAC Class B Ordinary Shares held directly by the Sponsor;

•

the fact that, prior to the signing of the Business Combination Agreement, Victoria Grace also served as a member of the board of directors of VNV Global, an affiliate of a significant existing shareholder of Swvl;

•

the fact that Lone Fønss Schrøder also serves as Chief Executive Officer of Concordium AG, an affiliate of the Concordium Foundation, a PIPE Investor. Ms. Fønss Schrøder has no direct or indirect pecuniary interest in the Concordium Foundation;

•

the continued indemnification of SPAC’s existing directors and officers under the Holdings Memorandum and Articles and the continuation of SPAC’s directors’ and officers’ liability insurance after the Business Combination, both of which will continue for a period of at least six years from the Closing, pursuant to the terms of the Business Combination Agreement;

•	the fact that Holdings has agreed to indemnify the Sponsor for certain losses incurred in connection with actions arising out of the Transactions;

•	the fact that the Sponsor will lose its entire investment in SPAC if an Initial Business Combination is not completed within the Combination Period;

•

the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•

the fact that the Sponsor and SPAC’s officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on SPAC’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, which expenses were approximately $0 as of March 10, 2022;

•

the fact that SPAC’s directors and officers are, or may in the future become, affiliated with entities that are engaged in a similar business to SPAC; for example, in February 2021, and SPAC’s directors and officers launched Queen’s Gambit Growth Capital II, a new blank check company incorporated for the purpose of effecting a business combination;

•	the terms and provisions of the Related Agreements as set forth in detail under the section entitled “The Business Combination—Related Agreements”; and

•

the fact that given the differential in the purchase price that the Sponsor paid for the SPAC Class B Ordinary Shares as compared to the price of the SPAC Units sold in SPAC’s IPO and the 8,625,000 Holdings Common Shares A that the Sponsor will receive upon conversion of the SPAC Class B Ordinary Shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the Holdings Common Shares A trade below the price initially paid for the SPAC Units in SPAC’s IPO and the SPAC Public Shareholders receive a negative rate of return following the completion of the Business Combination.

These interests may influence SPAC’s directors in making their recommendation that SPAC shareholders vote in favor of the approval of the Business Combination and related transactions.

Potential Voting and Non-Redemption Agreements

In connection with the SPAC shareholder vote to approve the Business Combination and subject to compliance with applicable law and the Nasdaq rules, Sponsor, SPAC’s directors, officers or advisors or any of their respective affiliates may privately negotiate and enter into transactions with owners of SPAC Public Shares and others to provide them with incentives to not redeem their shares or vote their public shares in favor of the Proposals. Any such transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. The Key SPAC Shareholders delivered to Swvl the SPAC Shareholder Support Agreements, pursuant to which, among other things, such shareholders have agreed to vote the 3,860,177 SPAC Class A Ordinary Shares held by them at the time of signing the SPAC Shareholder Support Agreements in favor of the adoption and approval of the Business Combination Agreement and the Transactions and not to redeem such SPAC shares. The Key SPAC Shareholders have not and will not receive any compensation in return for their agreement to vote in favor of the Business Combination Agreement and the Transactions and not to redeem such SPAC shares. Further, pursuant to a letter agreement, Sponsor has agreed, among other things, to vote all shares of SPAC held by it in favor of the Proposals, which consists of 8,625,000 SPAC Class B Ordinary Shares, and to not redeem such shares.

SPAC, the Sponsor, SPAC’s directors, officers and advisors and any of their respective affiliates may seek to enter into further arrangements to provide incentives to others to do so. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the transfer to such investors or holders of shares or rights owned by the Sponsor for nominal value. However, none of Sponsor, SPAC’s directors, officers and advisors or their respective affiliates currently have any commitments, plans or intentions to enter into, and none of them have entered into, any other transactions with investors or others to provide them incentives to not redeem their shares, acquire public shares or vote their public shares in favor of the Proposals.

If we enter into additional non-redemption agreements, we will disclose through a supplement or a press release the number of shares subject to such non-redemption agreements and any arrangements with shareholders to purchase shares, including a detailed description of the terms of these arrangements, including the material terms of share acquisitions and the costs to the company of incentivizing these share purchases.

Impact of Dilution on Non-Redeeming Shareholders

Variation in the levels of redemption will impact the dilutive effect of certain equity issuances related to the Business Combination, which would not otherwise be present in an underwritten public offering. Increasing levels of redemption will increase the dilutive effects of these issuances on non-redeeming shareholders. Please see the section entitled “Risk Factors—There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position” for additional information.

The following table shows the dilutive effect that certain SPAC Warrant exercises and other factors may have on the value of the Holdings Common Shares A under the various redemption scenarios, assuming a price of $10 per Holdings Common Share A in the Base Scenario. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information— Basis of Pro Forma Presentation” for information regarding the various redemption scenarios (which does not reflect the exercise of the SPAC Private Placement Warrants or the SPAC Public Warrants):

	No Redemptions		Redemptions up to Minimum Cash Condition		Maximum Redemptions
	Holdings Common Shares A	Value per Share(1)	Holdings Common Shares A	Value per Share(2)	Holdings Common Shares A	Value per Share(3)
Base Scenario(4)	172,877,447	$10.00	144,719,947	$10.00	142,237,624	$10.00
Excluding the Sponsor(5)	164,252,447	10.53	136,094,947	10.63	133,612,624	10.65
Exercising SPAC Public Warrants(6)	184,377,447	9.38	156,219,947	9.26	153,737,624	9.25
Exercising SPAC Private Placement Warrants(7)	178,810,780	9.67	150,653,280	9.61	148,170,957	9.60
Exercising SPAC Public Warrants and SPAC Private Placement Warrants(8)	190,310,780	9.08	162,153,280	8.92	159,670,957	8.91

(1)	Based on a post-transaction equity value of Holdings of approximately $1.729 billion (assuming a price of $10 per Holdings Common Share A).
(2)

Based on a post-transaction equity value of Holdings of approximately $1.447 billion, or $1.729 billion less the $281.6 million that would be paid from the Trust Account to redeem 28,157,500 SPAC Class A Ordinary Shares in connection with the Business Combination.

(3)

Based on a post-transaction equity value of Holdings of approximately $1.422 billion, or $1.729 billion less the approximately $306.4 million that would be paid from the Trust Account to redeem 30,639,823 SPAC Class A Ordinary Shares in connection with the Business Combination.

(4)

Represents (a) the 116,591,814 Holdings Common Shares A in aggregate issued to the existing Swvl Shareholders pursuant to the Business Combination Agreement, including 15,000,000 Holdings Common Shares A issued pursuant to the earnout provisions of the Business Combination Agreement, (b) the 13,160,633 Holdings Common Shares A to be issued to the PIPE Investors in connection with the PIPE Financing, (c) the conversion of 8,625,000 SPAC Class B Ordinary Shares held by the Sponsor and (d) the 34,500,000 SPAC Class A Ordinary Shares, less any redemptions described above.

(5)	Represents the Base Scenario excluding the 8,625,000 shares of converted SPAC Class B Common Shares held by the Sponsor.
(6)	Represents the Base Scenario plus the full exercise of the SPAC Public Warrants on a 1:1 basis for cash. Value per Share does not reflect proceeds to Holdings of approximately $132.3 million.
(7)

Represents the Base Scenario plus the full exercise of the SPAC Private Placement Warrants on a 1:1 basis for cash. Value per Share does not reflect proceeds to Holdings of approximately $68.2 million and does not include any warrants issued to Sponsor upon conversion of outstanding principal on a working capital loan.

(8)

Represents the Base Scenario plus the full exercise of the SPAC Public Warrants and the SPAC Private Placement Warrants on a 1:1 basis for cash. Value per Share does not reflect proceeds to Holdings of approximately $200.5 million.

Certain Information Relating to Holdings

Holdings was incorporated under the laws of the British Virgin Islands on July 23, 2021 solely for the purpose of effectuating the transactions described herein. Holdings owns no material assets and does not operate any business.

On July 23, 2021, Holdings issued one Class A share to Swvl Inc. This share represents all capital shares of Holdings that are currently issued and outstanding and will be redeemed immediately prior to the SPAC Merger. At the consummation of the Business Combination, the Holdings Public Company Articles shall be substantially in the form attached to this proxy statement/prospectus as Annex D. For a description of Holdings’ securities, please see the section entitled “Description of Holdings’ Securities.”

Prior to the consummation of the Business Combination, the directors of Holdings are Mostafa Kandil and Youssef Salem, and the sole shareholder of Holdings is Swvl. The mailing address of Holdings’ registered office is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. After the consummation of the Business Combination, its principal executive office will be that of Swvl, located at The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates.

Listing of Securities

Holdings intends to apply for listing of Holdings Common Shares A, Holdings Warrants and Holdings Units on Nasdaq. Following the SPAC Merger Effective time, it is expected that Holdings Common Shares A, Holdings Units and Holdings Warrants will continue to trade under the trading symbols of the SPAC, “GMBT,” “GMBTU” and “GMBTW”, respectively.

Immediately following the Company Merger Effective Time, Holdings will change its name to “Swvl Holdings Corp” and intends to change the trading symbols of the Holdings Common Shares A and the Holdings Warrants to “SWVL” and “SWVLW”, respectively. The Holdings Units will separate into their component securities at the Company Merger Effective Time and will cease to exist. It is a condition to the consummation of the SPAC Merger and the Company Merger that the Holdings Common Shares A are approved for listing on Nasdaq (subject only to official notice of issuance thereof).

While trading on Nasdaq is expected to begin on the first business day following the date of completion of the SPAC Merger, there can be no assurance that Holdings’ securities will be listed on Nasdaq or that a viable and active trading market will develop. Please see the section entitled “Risk Factors” for more information.

Delisting of SPAC Ordinary Shares and Deregistration of SPAC

SPAC and Swvl anticipate that, following consummation of the SPAC Merger, SPAC Ordinary Shares, SPAC Units and SPAC Public Warrants will be delisted from Nasdaq, and SPAC will be deregistered under the Exchange Act.

Regulatory Approvals

None of SPAC, Holdings or the Company is aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than as required by the Competition Commission of Pakistan. The required filing with the Competition Commission of Pakistan was made on January 17, 2022, and is pending with such commission. The Competition Commission of Pakistan is required to render its initial decision within 30 working days (unless paused by requests for information or extended by a Phase II request).

It is presently contemplated that if any additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any such additional approvals or actions will be obtained.

At any time before or after consummation of the Business Combination, notwithstanding expiration or termination of the waiting period under the relevant laws and regulations in Pakistan, authorities there or in any state or foreign governmental authority (including the United States) could take such action under applicable antitrust laws or foreign investment laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions, or seeking other remedies. Private parties may also seek to take legal action under the antitrust or foreign investment laws under certain circumstances. Holdings cannot assure you that no governmental authority will attempt to challenge the Business Combination on antitrust or foreign investment grounds, and, if such a challenge is made, Holdings cannot assure you as to its result.

Anticipated Accounting Treatment

The Business Combination is made up of the series of transactions described in the Business Combination Agreement and as further described elsewhere within this proxy statement/prospectus. For accounting and financial reporting purposes, the Company Merger will be accounted for as a recapitalization under IFRS, while the other transactions comprising the Business Combination will be accounted for based on IFRS 2, Share-based Payment.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, which we refer to as the “Related Agreements,” but does not purport to describe all of the terms thereof. The Related Agreements (or forms thereof) have been or will be filed with the SEC. Shareholders and other interested parties are urged to read such Related Agreements in their entirety.

Support Agreements

Certain of the Swvl Shareholders have delivered to SPAC the Swvl Transaction Support Agreements, pursuant to which, among other things, (x) the holders of Swvl Shares have agreed to execute and deliver written consents within three business days of this Registration Statement becoming effective and (y) the holders of the Swvl Convertible Notes (other than the Swvl Exchangeable Notes) have agreed to the conversion of such Swvl Convertible Notes in accordance with the terms and conditions of the Swvl Transaction Support Agreements and the Business Combination Agreement. The Swvl Transaction Support Agreements will terminate upon the earlier to occur of (a) the Closing and (b) the date of the termination of the Business Combination Agreement in accordance with its terms, in either case subject to certain surviving provisions.

The Key SPAC Shareholders have delivered to Swvl the SPAC Shareholder Support Agreements, pursuant to which, among other things, such shareholders have agreed to vote any SPAC Class A Ordinary Shares held by them at the time of signing the SPAC Shareholder Support Agreements in favor of the adoption and approval of the Business Combination Agreement and the Transactions and not to redeem such SPAC shares. The Key SPAC Shareholders have not and will not receive any compensation in return for their agreement to vote in favor of the Business Combination Agreement and the Transactions and not to redeem such SPAC shares.

Holdings Shareholder Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Holdings Key Shareholders entered into the Holdings Shareholder Agreement, pursuant to which such persons have agreed to act to establish certain board appointment and corporate governance rights, and to enter into voting commitments, with respect to Holdings, on the terms and subject to the conditions thereof.

In particular, the Holdings Shareholder Agreement includes the agreement among the Holdings Key Shareholders to take all necessary and desirable actions within their control to ensure that, following the Company Merger Effective Time, (a) the board of directors of Holdings (the “Holdings Board”) is comprised of nine directors, divided into three equally-sized classes, with terms that expire at the first, second or third annual meeting of Holdings shareholders following the Closing Date, as applicable, (b) the members of the Holdings Board and the officers of Holdings are selected in accordance with the terms of the Business Combination Agreement, (c) the size of the Board and the classified structure are only changed from time to time in accordance with the Holdings Public Company Articles, and (d) a majority of the members of the Board are not (i) citizens or residents of the United States or (ii) residents of Egypt.

In addition, the Holdings Shareholder Agreement provides that each Holdings Key Shareholder agrees, among other things, that such shareholder will take all action necessary such that (a) from and after the Closing, for so long as Mostafa Kandil is the Chief Executive Officer of Holdings, Mr. Kandil will have the right to serve, and be appointed, as a director and chairman of the Holdings Board and (b) for so long as Mr. Kandil beneficially owns at least one percent (1%) of the issued and outstanding Holdings Common Shares A, and his employment has not been terminated for cause, Mr. Kandil or his applicable designee shall be entitled to serve as a director of the Holdings Board.

In addition, pursuant to the Holdings Shareholder Agreement, each Holdings Key Shareholder has agreed to vote all Holdings Common Shares A beneficially owned by it or its affiliates (a) from the Closing through the completion of Holdings’ third annual meeting of shareholders (the “Initial Voting Period”), in favor of the appointment of any designees of Swvl to the Holdings Board and against the removal of such designees and (b) following the Initial Voting Period (and if applicable pursuant to the preceding paragraph), in favor of Mr. Kandil or his applicable designee and against the removal of Mr. Kandil or his applicable designee, in each case at any annual or general meeting of the Holdings shareholders and in accordance with the terms and conditions of the Holdings Shareholder Agreement and the Business Combination Agreement.

The Holdings Shareholder Agreement will terminate immediately if (a) only one Holdings Key Shareholder continues to hold Holdings Common Shares A, (b) with respect to any Holdings Key Shareholder, it and each of its affiliates no longer beneficially owns any Holdings Common Shares A or (c) the Business Combination Agreement is terminated in accordance with its terms.

Registration Rights Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Swvl, SPAC, Holdings, the Sponsor and the Reg Rights Holders entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, Holdings is required to (a) within 20 business days after the consummation of the Company Merger, file with the SEC a registration statement (the “Resale Registration Statement”) registering the resale of certain securities of Holdings held by the Reg Rights Holders (the “Registrable Securities”) and (b) use its reasonable best efforts to cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof. Under the Registration Rights Agreement, the Reg Rights Holders may demand up to (i) three underwritten offerings and (ii) within any 12-month period, two block trades or “at-the-market” or similar registered offerings of their Registrable Securities through a broker or agent. The Reg Rights Holders will also be entitled to customary piggyback registration rights.

Lock-Up Agreements

Concurrently with the execution and delivery of the Business Combination Agreement, security holders of Swvl and directors and/or officers of Swvl who are expected to serve as directors and/or officers of Holdings upon the Closing (collectively, the “Lock-Up Holders”) entered into the Lock-Up Agreements. Subject to certain customary exceptions, the Lock-Up Holders have agreed not to (a) transfer, assign or sell any Holdings Common Shares A, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Holdings Common Shares A, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, in each case until the earlier of (x) either one year or six months after the consummation of the Company Merger (depending on the applicable Lock-Up Holder’s anticipated beneficial ownership of Holdings Common Shares A following the Closing), (y) the first date on which the last sale price of the Holdings Common Shares A equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period commencing at least 150 days after the consummation of the Company Merger and (z) a liquidation, merger, share exchange or other similar transaction which results in all of Holdings’ shareholders having the right to exchange their Holdings Common Shares A for cash, securities or other property.

Sponsor Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Agreement with SPAC and Swvl pursuant to which, among other things, the Sponsor agreed to (a) waive the anti-dilution rights set forth in the organizational documents of SPAC and (following the SPAC Merger) Holdings, as applicable, (b) vote all shares of SPAC held by it in favor of the Proposals, and (c) not redeem any shares of SPAC held by the Sponsor (or any shares of Holdings received in connection with the SPAC Merger).

PIPE Financing

Concurrently with the execution of the Business Combination Agreement, SPAC, Holdings and, in some cases, Swvl entered into the Initial PIPE Subscription Agreements with the Initial PIPE Investors, pursuant to which the Initial PIPE Investors agreed to purchase, and Holdings agreed to sell to the Initial PIPE Investors in a private placement at the Company Merger Effective Time, Holdings Common Shares A for a purchase price of $10.00 per share, representing an aggregate purchase price of $100.0 million.

On August 25, 2021, certain Initial PIPE Investors effectively pre-funded Swvl with $35.5 million of the aggregate subscription commitments by purchasing the Initial Swvl Exchangeable Notes. At the Company Merger Effective Time, the Initial Swvl Exchangeable Notes will be automatically exchanged for Holdings Common Shares A at an exchange price of $8.50 per share. Upon the issuance of the Initial Swvl Exchangeable Notes, the amount of each applicable Initial PIPE Investor’s subscription was reduced dollar-for-dollar by the aggregate purchase price of such Initial PIPE Investor’s Initial Swvl Exchangeable Notes. As a result, the amount expected to be funded at the Company Merger Effective Time pursuant to the Initial PIPE Subscription Agreements was reduced to $64.5 million.

On January 12, 2022, an Initial PIPE Investor affiliated with Agility purchased $20.0 million of Additional Swvl Exchangeable Notes, effectively pre-funding the remainder of its subscription commitment. At the Company Merger Effective Time, such Additional Swvl Exchangeable Notes will be automatically exchanged for Holdings Common Shares A at an exchange price of $9.10 per share. Upon the issuance of such Additional Swvl Exchangeable Notes, such Initial PIPE Investor’s subscription was reduced by $20.0 million, resulting in the termination of such subscription. As a result, the amount expected to be funded at the Company Merger Effective Time was further reduced to $44.5 million.

Following the issuance of the Initial Swvl Exchangeable Notes and prior to the issuance of the Additional Swvl Exchangeable Notes described above, Swvl also issued $10.0 million of Additional Swvl Exchangeable Notes, at an exchange price of $8.50 per share. On January 31, 2022, Swvl issued $1.0 million of Additional Swvl Exchangeable Notes, at an exchange price of $9.10 per share. The issuance of such Additional Swvl Exchangeable Notes did not reduce the existing subscription commitments of any PIPE Investors.

In aggregate, Swvl has issued $45.5 million of Swvl Exchangeable Notes at an exchange price of $8.50 per share and $21.0 million of Swvl Exchangeable Notes at an exchange price of $9.10 per share.

Since November 15, 2021, SPAC and Holdings have also entered into Additional PIPE Subscription Agreements with Additional PIPE Investors, pursuant to which the Additional PIPE Investors have agreed to purchase, and Holdings has agreed to sell to the Additional PIPE Investors in a private placement, Holdings Common Shares A for a purchase price of $10.00 per share, representing an aggregate purchase price of $10.5 million.

While the terms of the Additional PIPE Subscription Agreements are substantially similar to the Initial PIPE Subscription Agreements, one Additional PIPE Subscription Agreement contains terms that vary.

Under the terms of the Additional PIPE Subscription Agreement between EBRD, SPAC and the Company, representing an aggregate purchase price of $10.0 million, EBRD’s commitment to acquire Holdings Common Shares A is subject to an additional condition that Holdings and EBRD first enter into an investment framework agreement, pursuant to which Holdings will agree to comply with certain institutional requirements of EBRD, including social and environmental policies and practices, certain corporate governance and compliance matters and use of proceeds. Based on initial discussions, the Company expects such agreement to be generally consistent with other similar agreements previously executed between EBRD and other companies and include, among other things, a requirement to: (1) maintain procedures designed to prevent money laundering, terrorism financing, fraud or other corrupt or illegal purposes, (2) implement a contractor and supplier management system to assess and monitor environmental and social risks, (3) conduct a gender based violence and harassment risk assessment related to business operations in Egypt, (4) conduct awareness training among management, workers and contractors, (5) establish an internal worker grievance procedure, (6) appoint key account managers to monitor the health and safety performance of partner drivers / captains, (7) use the proceeds from the subscription agreement exclusively for the purpose of operating expenditures, marketing expenses and client acquisition costs relating to the Company’s business in Egypt, (8) comply with other compliance measures and (9) furnish information to EBRD in connection with the foregoing matters.

Further, EBRD will be permitted to terminate its Additional PIPE Subscription Agreement if the Board of Governors of EBRD determines that access by Egypt to EBRD’s resources should be suspended or otherwise modified. This termination right is a result of the nature of EBRD’s organization and governing documents. EBRD is an international financial institution formed by an international multilateral treaty and is owned by 71 countries. Under the agreement establishing EBRD, the Board of Governors of EBRD has the authority to decide that access to EBRD’s funds to a particular country should be suspended or otherwise modified in cases where such country might be implementing policies inconsistent with EBRD’s mandate. EBRD has advised the Company that it is accordingly a standard provision of EBRD financing agreements to include a termination right similar to the right included in the Additional PIPE Subscription Agreement with EBRD.

The sale of shares under the Additional PIPE Subscription Agreements is subject to the satisfaction or waiver of the preemptive rights contained in the Initial PIPE Subscription Agreements. Each of the Initial PIPE Investors was offered the right to exercise such preemptive rights, and no such Initial PIPE Investor elected to exercise such rights. As a result, such condition has been satisfied. Further, the Additional PIPE Subscription Agreements will not be effective until the Swvl Shareholders who have delivered Swvl Transaction Support Agreements agree to consent to the subscription contemplated thereby.

The closing of the sale of Holdings Common Shares A pursuant to the PIPE Subscription Agreements will take place substantially concurrently with the Closing and is contingent upon, among other closing conditions, the consummation of the Business Combination. As the PIPE Subscription Agreement with EBRD is additionally conditioned on the entry into an investment framework agreement between EBRD and Holdings, it is possible that the closing of the sale of Holdings Common Shares A under EBRD’s PIPE Subscription Agreement does not occur until after the Closing or at all. The purpose of the PIPE Financing is to raise additional capital for use by the post-combination company following the Closing.

The aggregate number of Holdings Common Shares A issuable in connection with the PIPE Subscription Agreements and the Swvl Exchangeable Notes is 13,160,633. The issuance of the Swvl Exchangeable Notes was not registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Pursuant to the PIPE Subscription Agreements, Holdings agreed that, within 30 calendar days after the closing of the sale of Holdings Common Shares A, Holdings will use its commercially reasonable efforts to file with the SEC (at Holdings’ sole cost and expense) a registration statement registering the resale of the shares sold pursuant to the PIPE Subscription Agreements (the “PIPE Resale Registration Statement”).

MATERIAL TAX CONSIDERATIONS

Material BVI and Cayman Island Tax Considerations with Respect to the Business Combination

There are no material tax considerations with respect to the Business Combination or the redemption of Holdings Common Shares A from a Cayman Islands law or a British Virgin Islands (“BVI”) law perspective. Please refer to the section immediately below for BVI tax considerations with respect to the ownership of Holdings securities.

Material BVI Tax Considerations with Respect to Ownership of Holdings Securities

The following is a discussion on certain British Virgin Islands income tax considerations with respect to the ownership of Holdings securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not include tax considerations other than those arising under BVI law.

Under Existing British Virgin Islands Laws

Pursuant to Section 242 of the BVI Business Companies Act, a BVI business company and all dividends, interest, rents, royalties, compensations and other amounts paid by a BVI business company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations or other securities of a BVI business company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Act of the BVI.

Similarly, no estate, inheritance, succession or gift tax is payable by persons who are not resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of a British Virgin Islands business company.

All instruments relating to transfers of property to or by a BVI business company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of a BVI business company and all instruments relating to other transactions relating to the business of BVI business company, are exempt from the payment of stamp duty in the BVI. This assumes that the BVI business company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to BVI business companies or their members.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations for U.S. Holders (as defined below) of SPAC Public Securities immediately prior to the Business Combination with respect to (i) the SPAC Merger, (ii) electing to have their Holdings Common Shares A redeemed for cash if the Business Combination is completed and (iii) the ownership and disposition of Holdings Securities following the Business Combination. For purposes of this discussion, a “Holder” is a beneficial owner of SPAC Public Securities immediately prior to the Business Combination or, as a result of owning such SPAC Public Securities, of Holdings Securities immediately following the Business Combination. Although not entirely clear, because SPAC Units and Holdings Units can be separated into their component parts at the option of the relevant Holder, Holdings intends to treat a Holder of a SPAC Unit (each SPAC Unit consisting of on SPAC Class A Ordinary Share and a partial SPAC Warrant) or Holdings Units (each Holdings Unit consisting of one Holdings Common Share A and a partial Holdings Warrant) as the owner of the underlying SPAC Public Securities or Holdings Public Securities, as applicable, for U.S. federal income tax purposes. Assuming such treatment is appropriate, the discussion below with respect to U.S. Holders of SPAC Public Securities and Holdings Securities should also apply to U.S. Holders of SPAC Units (as the deemed owners of the underlying SPAC Public Securities that constitute the SPAC Units) and Holdings Units (as the deemed owners of the underlying Holdings Securities that constitute the Holdings Units), as applicable.

This discussion applies only to SPAC Public Securities and Holdings Securities, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the Code for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the provisions of the Code, U.S. Treasury regulations (“Treasury Regulations”), administrative rules, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could significantly alter the tax considerations described herein. SPAC has not sought any rulings from the IRS with respect to the statements made and the positions or conclusions described in this summary. Such statements, positions and conclusions are not free from doubt, and there can be no assurance that your tax advisor, the IRS, or a court will agree with such statements, positions, and conclusions.

The following discussion does not purport to be a complete analysis of all potential tax effects resulting from the completion of the Business Combination and does not address the tax treatment of any other transactions occurring in connection with the Business Combination, including, but not limited to, the issuance of Holdings Common Shares A in the PIPE Financing. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws, or any tax treaties. Furthermore, this discussion does not address all U.S. federal income tax considerations that may be relevant to particular Holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules under the U.S. federal income tax laws, such as:

•	banks, insurance companies, or other financial institutions;

•	tax-exempt or governmental organizations;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell SPAC Public Securities or Holdings Securities under the constructive sale provisions of the Code;

•	persons that acquired SPAC Public Securities or Holdings Securities through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•

persons that hold SPAC Public Securities or Holdings Securities as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, or other integrated investment or risk reduction transaction;

•	certain former citizens or long-term residents of the United States;

•	except as specifically provided below, persons that actually or constructively own 5% or more (by vote or value) of any class of shares of SPAC or Holdings;

•	holders of SPAC Class B Ordinary Shares, Holdings Common Shares B, SPAC Private Placement Warrants, and Holdings private warrants received in exchange for SPAC Private Placement Warrants;

•	the Sponsor and SPAC’s or Holdings’ officers or directors; and

•	Holders who are not U.S. Holders.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds SPAC Units, SPAC Public Securities or Holdings Securities, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding SPAC Units, SPAC Public Securities or Holdings Securities are urged to consult with their own tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

ALL HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Holder Defined

For purposes of this discussion, a “U.S. Holder” is a Holder that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable Treasury Regulations to be treated as a United States person.

The SPAC Merger

The U.S. federal income tax consequences of the SPAC Merger will depend primarily upon whether the SPAC Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Section 368(a)(1)(F) of the Code describes a reorganization as a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the SPAC Merger, SPAC, which is organized in the Cayman Islands, will be treated for U.S. federal income tax purposes as merging with and into Holdings, which is organized in the British Virgin Islands, and the separate corporate existence of SPAC will cease. Immediately after the SPAC Merger, Holdings will have the same shareholders as SPAC had immediately prior to the SPAC Merger and will be treated for U.S. federal income tax purposes as owning the same assets, and as being subject to the same liabilities, as SPAC immediately prior to the SPAC Merger.

Although the obligations of the parties to the Business Combination Agreement to complete the Business Combination are not conditioned on the receipt of an opinion from either Cravath, Swaine & Moore LLP, U.S. tax counsel to Holdings and Swvl, or Vinson & Elkins, L.L.P., U.S. tax counsel to SPAC, to the effect that the SPAC Merger will qualify as an F Reorganization, Vinson & Elkins, L.L.P. has delivered an opinion, filed by amendment as Exhibit 8.1 hereto, that the SPAC Merger will qualify as an F Reorganization. The opinion is based on customary assumptions, representations, and covenants, including those contained in the Business Combination Agreement and in representation letters provided by SPAC and Holdings. If any assumption, representation or covenant on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the SPAC Merger could differ from those described herein. An opinion of counsel represents counsel’s legal judgment and is not binding on the IRS or any court. Neither SPAC nor Holdings has requested, or intends to request, a ruling from the IRS with respect to the tax treatment of the SPAC Merger, and, as a result, no assurance can be given that the IRS will not challenge the treatment of the SPAC Merger described herein or that a court would not sustain such a challenge.

Under generally applicable tax rules, if the SPAC Merger qualifies as an F Reorganization, for U.S. federal income tax purposes:

•

a U.S. Holder that exchanges its SPAC Class A Ordinary Shares for Holdings Common Shares A and/or SPAC Warrants for Holdings Warrants in the SPAC Merger will not recognize any gain or loss on such exchange;

•

the aggregate adjusted tax basis of the Holdings Common Shares A received in the SPAC Merger by a U.S. Holder will equal the adjusted tax basis of the SPAC Class A Ordinary Shares surrendered in the SPAC Merger in exchange therefor, and the aggregate adjusted tax basis of the Holdings Warrants received in the SPAC Merger by a U.S. Holder will equal the adjusted tax basis of the SPAC Warrants surrendered in the SPAC Merger in exchange therefor; and

•

the holding period of the Holdings Securities will include the period during which the SPAC Public Securities surrendered in the SPAC Merger in exchange therefor were held, although it is unclear whether the redemption rights with respect to the SPAC Class A Ordinary Shares may suspend the running of the applicable holding period for this purpose during the period prior to the consummation of the Business Combination.

The tax consequences of the treatment of the SPAC Merger as an F Reorganization to U.S. Holders of SPAC Public Securities might depend on whether SPAC is treated as a “passive foreign investment company”, or “PFIC”, for U.S. federal income tax purposes (discussed in detail below). Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date of April 1, 1992. Under such proposed Treasury Regulations, if the SPAC Merger otherwise qualifies as an F Reorganization, the treatment of SPAC as a PFIC should not change the tax consequences of the SPAC Merger to U.S. Holders from those described above. However, it is difficult to predict whether, in what form, and with what effective date final Treasury Regulations under Section 1291(f) of the Code will be adopted. Although not entirely clear, in the absence of any final Treasury Regulations, it appears that the generally applicable tax rules described above should apply to the SPAC Merger, whether or not SPAC is a PFIC.

Because the SPAC Merger will occur prior to the redemption of Holdings Common Shares A described in the section entitled “Business of SPAC and Certain Information About SPAC—Redemption Rights for Holders of Public Shares”, U.S. Holders exercising their redemption rights will be subject to the potential tax consequences of the SPAC Merger. All U.S. Holders considering exercising their redemption rights are urged to consult with their own tax advisors with respect to the potential tax consequences to them of the SPAC Merger and of the exercise of their redemption rights.

THE RULES GOVERNING THE U.S. FEDERAL INCOME TAX TREATMENT OF THE SPAC MERGER ARE COMPLEX. U.S. HOLDERS ARE URGED TO CONSULT WITH THEIR OWN

TAX ADVISORS REGARDING THE POTENTIAL TAX CONSEQUENCES TO THEM OF THE SPAC MERGER.

Passive Foreign Investment Company Rules

Adverse U.S. federal income tax rules apply to United States persons that hold shares in a foreign (i.e., non-U.S.) corporation classified as a PFIC for U.S. federal income tax purposes. Assuming the SPAC Merger qualifies as an F Reorganization (as described above), Holdings will be treated as the same corporation as SPAC for U.S. federal income tax purposes, including the PFIC rules. For the remaining portion of this section entitled “Passive Foreign Investment Company Rules,” except where the context otherwise requires, references to “SPAC” include “Holdings” and references to “SPAC Class A Ordinary Shares” or “SPAC Warrants” include “Holdings Common Shares A” and “Holdings Warrants,” respectively, for periods after the SPAC Merger.

In general, SPAC will be treated as a PFIC with respect to a U.S. Holder in any taxable year in which, after applying certain look-through rules, either:

•

at least 75% of its gross income for such taxable year consists of passive income (e.g., dividends, interest, rents (other than rents derived from the active conduct of a trade or business), and gains from the disposition of passive assets); or

•	the average percentage (ordinarily averaged quarterly over the year) by value of its assets during such taxable year that produce or are held for the production of passive income is at least 50%.

For purposes of determining whether SPAC is a PFIC, SPAC will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock. SPAC may hold, directly or indirectly, interests in other entities that are PFICs (“Subsidiary PFICs”). If SPAC is a PFIC, each U.S. Holder will be treated as owning its pro rata share by value of the stock of any such Subsidiary PFICs. Pursuant to a “start-up exception,” a corporation will not be a PFIC for the first taxable year in which the corporation has gross income (the “start-up year”) if (1) no predecessor of the corporation was a PFIC; (2) the corporation establishes to the satisfaction of the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years.

Assuming the SPAC Merger qualifies as an F Reorganization, SPAC’s current taxable year would not close and would continue under Holdings. Following the Business Combination, the PFIC income and asset tests in respect of SPAC will be applied based on the assets and activities of the combined business.

SPAC believes it had no gross income and no passive assets in its first and most recent taxable year, which ended on December 31, 2020 (the “2020 Tax Year”), and did not meet the PFIC income or asset tests with respect to the 2020 Tax Year. Because the timing of the Business Combination and of revenue production of the combined company is uncertain, and because PFIC status is based on income, assets and activities for an entire taxable year, it is not possible to determine PFIC status of SPAC for any taxable year until after the close of the taxable year. In the event that SPAC meets the PFIC income or asset test for the current taxable year ending December 31, 2021, the start-up exception discussed above may be available, so long as SPAC is not treated as a PFIC for the 2020 Tax Year and is determined to not be a PFIC for the taxable year ending on December 31, 2022 and the subsequent taxable year. However, if SPAC were to be treated as a PFIC for the 2020 Tax Year, the start-up exception may not be available to SPAC, and SPAC may be treated as a PFIC for the current taxable year in the event SPAC meets the PFIC asset or income test for the current taxable year. There can be no assurance that SPAC will not meet the PFIC income or asset test for the current taxable year or any future taxable year. Accordingly, there can be no assurance that SPAC will not be a PFIC in the current taxable year or in any future taxable year.

Although PFIC status is determined annually, an initial determination that SPAC is a PFIC for a taxable year will generally apply for subsequent years to a U.S. Holder who held (or is deemed to have held)

SPAC Class A Ordinary Shares or SPAC Warrants while SPAC was a PFIC, whether or not SPAC is classified as a PFIC in those subsequent years. As discussed more fully below, if SPAC were to be treated as a PFIC for any taxable year in which a U.S. Holder holds SPAC Class A Ordinary Shares or SPAC Warrants (regardless of whether SPAC remains a PFIC for subsequent taxable years), a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat SPAC as a “qualified electing fund” (a “QEF Election”). As an alternative to making a QEF Election, a U.S. Holder should be able to make a “mark-to-market” election with respect to its SPAC Class A Ordinary Shares (but not with respect to SPAC Warrants), as discussed below. If SPAC is a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of SPAC’s Subsidiary PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such Subsidiary PFICs. In addition, if a U.S. Holder owns SPAC Class A Ordinary Shares during any taxable year that SPAC is a PFIC, such U.S. Holder must file an annual report with the IRS reflecting such ownership, regardless of whether a QEF Election or a mark-to-market election had been made.

Taxation of U.S. Holders Making a Timely QEF Election. In general, if SPAC is treated as a PFIC, a U.S. Holder may be able to avoid the PFIC tax consequences described below in respect of its SPAC Class A Ordinary Shares (but not its SPAC Warrants) by making a timely and valid QEF Election (if eligible to do so) in the first taxable year in which such U.S. Holder held (or was deemed to hold) SPAC Class A Ordinary Shares and we are classified as a PFIC. Generally, a QEF Election should be made on or before the due date for filing such U.S. Holder’s U.S. federal income tax return for such taxable year.

If a U.S. Holder timely makes a QEF Election with respect to its SPAC Class A Ordinary Shares (such electing U.S. Holder, an “Electing Holder”), each year the Electing Holder will be required to include in its income its pro rata share of SPAC’s (and any of SPAC’s or Holdings’s subsidiaries that are PFIC Subsidiaries) ordinary earnings (as ordinary income) and net capital gains (as long-term capital gain), if any, for SPAC’s taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether SPAC makes distributions to the Electing Holder (although an Electing Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the qualified electing fund rules, but if deferred, any such taxes will be subject to an interest charge). The Electing Holder’s adjusted tax basis in the SPAC Class A Ordinary Shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the Electing Holder’s SPAC Class A Ordinary Shares and would not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange, or other disposition of its SPAC Class A Ordinary Shares, and no additional tax will be imposed under the PFIC rules.

A U.S. Holder would make a QEF Election with respect to any year that SPAC and any Subsidiary PFICs are treated as PFICs by filing one copy of IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with its U.S. federal income tax return and a second copy in accordance with the instructions to such form. Once made, the QEF Election will apply to all subsequent taxable years of the Electing Holder during which it holds SPAC Class A Ordinary Shares, unless SPAC ceases to be a PFIC or such election is revoked by the Electing Holder with the consent of the IRS. In order to comply with the QEF Election requirements, an Electing Holder must receive a PFIC annual information statement from SPAC. There can be no assurance that SPAC will provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable such U.S. Holder to make and maintain a QEF Election. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

It is not entirely clear how various aspects of the PFIC rules apply to the SPAC Warrants, and U.S. Holders are strongly urged to consult with their own tax advisors regarding the application of such rules to their SPAC Warrants in their particular circumstances. A U.S. Holder may not make a QEF Election with respect to its SPAC Warrants. As a result, if a U.S. Holder sells or otherwise disposes of SPAC Warrants (other than upon exercise of such SPAC Warrants) and SPAC was treated as a PFIC at any time during the U.S. Holder’s holding period of such SPAC Warrants, any gain recognized generally will be treated as an excess distribution, taxed as described below. If a U.S. Holder that exercises its SPAC Warrants properly makes a QEF Election with respect to the newly acquired SPAC Class A Ordinary Shares (or has previously made a QEF Election with respect to SPAC Class A Ordinary Shares), the QEF Election will apply to the newly acquired SPAC Class A Ordinary Shares. Notwithstanding such QEF Election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF Election, generally will continue to apply with respect to such newly acquired SPAC Class A Ordinary Shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the SPAC Warrants), unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value, and any gain recognized on such deemed sale will be treated as an excess distribution, as described below. As a result of such purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the SPAC Class A Ordinary Shares acquired upon the exercise of the SPAC Warrants. The application of the rules related to purging elections described above to a U.S. Holder of SPAC Warrants that already owns SPAC Class A Ordinary Shares is not entirely clear. U.S. Holders are strongly urged to consult with their own tax advisors regarding the application of the rules governing purging elections to their particular circumstances (including the availability of a separate “deemed dividend” purging election that may be available if SPAC is a controlled foreign corporation with respect to such U.S. Holder).

Taxation of U.S. Holders Making a “Mark-to-Market” Election. Alternatively, if SPAC is treated as a PFIC for any taxable year and, as we anticipate, SPAC Class A Ordinary Shares are treated as “marketable stock,” a U.S. Holder that holds SPAC Class A Ordinary Shares at the close of a taxable year may make a “mark-to-market” election with respect to such SPAC Class A Ordinary Shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If made, a mark-to-market election would be effective for the taxable year for which the election is made and for all subsequent taxable years, unless the SPAC Class A Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election.

If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) SPAC Class A Ordinary Shares and in which SPAC is treated as a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described below in respect of SPAC Class A Ordinary Shares. Instead, in general, such U.S. Holder would include as ordinary income in each taxable year the excess, if any, of the fair market value of the SPAC Class A Ordinary Shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in its SPAC Class A Ordinary Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. Such U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its SPAC Class A Ordinary Shares over the fair market value of its SPAC Class A Ordinary Shares at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Such U.S. Holder’s tax basis in its SPAC Class A Ordinary Shares would be adjusted to reflect any such income or loss amounts. Any gain recognized by such U.S. Holder on the sale, exchange, or other disposition of its SPAC Class A Ordinary Shares would be treated as ordinary income, and any loss recognized on the sale, exchange, or other disposition of its SPAC Class A Ordinary Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election under the PFIC rules with respect to SPAC Class A Ordinary Shares would not apply to a Subsidiary PFIC, and a U.S. Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that Subsidiary PFIC. Consequently, U.S. Holders of SPAC Class A Ordinary Shares could be subject to the PFIC rules with respect to income of the Subsidiary PFICs, the value of which already had been taken into account indirectly via mark-to-market adjustments. Special rules may apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) its SPAC Class A Ordinary Shares. Currently, a mark-to-market election may not be made with respect to SPAC Warrants.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. Finally, if SPAC were treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF Election (including a late QEF Election with a purging election described below) or a mark-to-market election for that year (a “Non-Electing Holder”) would be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing Holder on SPAC Class A Ordinary Shares during a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder during the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the SPAC Class A Ordinary Shares) and (ii) any gain realized on the sale, exchange, or other disposition of SPAC Class A Ordinary Shares. Under these special rules:

•	the Non-Electing Holder’s excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for its SPAC Class A Ordinary Shares or SPAC Warrants;

•

the amount allocated to the Non-Electing Holder’s taxable year in which the Non-Electing Holder received the excess distribution or realized the gain, or to the portion of the Non-Electing Holder’s holding period prior to the first day of SPAC taxable year for which SPAC was a PFIC, would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years (or portions thereof) of the Non-Electing Holder would be subject to tax at the highest rate of tax in effect for the Non-Electing Holder for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year (or portion thereof).

If a U.S. Holder held SPAC Class A Ordinary Shares during a period when SPAC was treated as a PFIC, but the U.S. Holder did not have a QEF Election in effect with respect to SPAC (or held SPAC Warrants during a period when SPAC was treated as a PFIC that were subsequently exercised for SPAC Class A Ordinary Shares), then in the event that SPAC did not qualify as a PFIC for a subsequent taxable year, the U.S. Holder could elect to cease to be subject to the rules described above with respect to those shares by making a “deemed sale” election or, in certain circumstances, a “deemed dividend” election with respect to SPAC Class A Ordinary Shares. If the U.S. Holder makes a deemed sale election, the U.S. Holder will be treated, for purposes of applying the rules described in the preceding paragraph, as having disposed of its SPAC Class A Ordinary Shares for their fair market value on the last day of the last taxable year for which SPAC qualified as a PFIC (the “termination date”). The U.S. Holder would increase its basis in such SPAC Class A Ordinary Shares by the amount of the gain on the deemed sale described in the preceding sentence, and the amount of gain would be taxed as an excess distribution. Following a deemed sale election, the U.S. Holder would not be treated, for purposes of the PFIC rules, as having owned SPAC Class A Ordinary Shares during a period prior to the termination date when SPAC qualified as a PFIC and would not be treated as owning PFIC stock thereafter unless SPAC later qualifies as a PFIC. The holding period for such stock would begin the day after the termination date for purposes of the PFIC rules.

THE PFIC RULES (INCLUDING THE RULES WITH RESPECT TO THE QEF ELECTION AND THE MARK-TO-MARKET ELECTION) ARE VERY COMPLEX, ARE AFFECTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, AND THEIR APPLICATION IS UNCERTAIN. U.S. HOLDERS ARE STRONGLY URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE APPLICATION OF THE PFIC RULES TO THEM IN THEIR PARTICULAR CIRCUMSTANCES AND ANY RESULTING TAX CONSEQUENCES.

Redemption of Holdings Common Shares A

Subject to the PFIC rules discussed above, in the event that a U.S. Holder’s Holdings Common Shares A are redeemed pursuant to the redemption provisions described in the section entitled “Business of SPAC and Certain Information About SPAC—Redemption Rights for Holders of Public Shares,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether it qualifies as a sale of the Holdings

Common Shares A under Section 302(a) of the Code. If the redemption qualifies as a sale of Holdings Common Shares A, the U.S. Holder will be treated as described in the section entitled “Gain or Loss on Sale or Other Taxable Exchange or Disposition of Holdings Common Shares A and Holdings Warrants” below. If the redemption does not qualify as a sale of Holdings Common Shares A, the U.S. Holder will be treated as receiving a distribution from Holdings with the tax consequences described in the section entitled “Distributions Treated as Dividends” below.

Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of Holdings stock treated as held by the U.S. Holder (including any stock constructively owned by the U.S. Holder as a result of owning Holdings Warrants or otherwise) relative to all of the shares of Holdings stock outstanding both before and after the redemption. The redemption of Holdings Common Shares A generally will be treated as a sale of Holdings Common Shares A (rather than as a distribution from Holdings) if the redemption satisfies one of the following tests (the “redemption sale tests”): (i) it is “substantially disproportionate” with respect to the U.S. Holder, (ii) it results in a “complete termination” of the U.S. Holder’s interest in Holdings or (iii) it is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below. In determining whether any of the redemption sale tests is satisfied, a U.S. Holder must take into account not only stock actually owned by the U.S. Holder, but also shares of Holdings stock that are “constructively” owned by it. A U.S. Holder may constructively own (i) stock owned by certain related individuals or entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder and (ii) any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include the Holdings Common Shares A which could be acquired pursuant to the exercise of the Holdings Warrants.

In order to meet the “substantially disproportionate” test, the percentage of Holdings’ outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of its Holdings Common Shares A must, among other requirements, be less than 80% of the percentage of Holdings’ outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. Prior to the Business Combination, the Holdings Common Shares A may not be treated as voting stock for this purpose and, consequently, the substantially disproportionate test may not be applicable. There will be a “complete termination” of a U.S. Holder’s interest if either (i) all of the shares of Holdings stock both actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of Holdings stock actually owned by the U.S. Holder are redeemed, the U.S. Holder is eligible to waive and effectively waives in accordance with specific rules the constructive attribution of stock owned by certain family members, and the U.S. Holder does not constructively own any other shares of Holdings stock (including as a result of owning Holdings Warrants). The redemption of Holdings Common Shares A will not be “essentially equivalent to a dividend” if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Holdings. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Holdings will depend on the particular facts and circumstances, but the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of electing to have its Holdings Common Shares A redeemed for cash.

If none of the redemption sale tests is satisfied, the redemption will be treated as a distribution from Holdings, and the tax considerations will be as described in the section entitled “Tax Characterization of Distributions with Respect to Holdings Common Shares A” below. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed Holdings Common Shares A will be added to the U.S. Holder’s adjusted tax basis in its remaining stock or, if it has none, to the U.S. Holder’s adjusted tax basis in its Holdings Warrants or possibly in other shares of Holdings stock constructively owned by it.

U.S. Holders who actually or constructively own five percent (or if Holdings Common Shares A are not then publicly traded, one percent) or more of Holdings stock (by vote or value) may be subject to special reporting requirements with respect to a redemption of its Holdings Common Shares A. A U.S. Holder should consult with its own tax advisor with respect to its reporting requirements.

THE RULES GOVERNING THE U.S. FEDERAL INCOME TAX TREATMENT OF REDEMPTIONS ARE COMPLEX, AND THE DETERMINATION OF WHETHER A REDEMPTION WILL BE TREATED AS A SALE OF HOLDINGS COMMON SHARES A OR AS A DISTRIBUTION WITH RESPECT TO SUCH STOCK IS MADE ON A HOLDER-BY-HOLDER BASIS. ADDITIONALLY, BECAUSE THE SPAC MERGER WILL OCCUR PRIOR TO THE REDEMPTION OF U.S. HOLDERS THAT EXERCISE THEIR REDEMPTION RIGHTS, U.S. HOLDERS EXERCISING SUCH REDEMPTION RIGHTS WILL BE SUBJECT TO THE POTENTIAL TAX CONSEQUENCES OF THE SPAC MERGER. ALL U.S. HOLDERS CONSIDERING EXERCISING THEIR REDEMPTION RIGHTS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE POTENTIAL TAX CONSEQUENCES TO THEM OF THE SPAC MERGER AND OF THE EXERCISE OF THEIR REDEMPTION RIGHTS, INCLUDING THE POSSIBLE APPLICATION OF THE PFIC RULES.

Tax Characterization of Distributions with Respect to Holdings Common Shares A

Subject to the PFIC rules discussed above, if Holdings pays distributions of cash or other property to U.S. Holders of shares of Holdings Common Shares A, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Holdings’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be treated as described in the section entitled “Distributions Treated as Dividends” below. Distributions in excess of Holdings’ current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in its Holdings Common Shares A, that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Holdings Common Shares A. Any remaining portion of the distribution will be treated as gain from the sale or exchange of Holdings Common Shares A and will be treated as described in the section entitled “Gain or Loss on Sale or Other Taxable Exchange or Disposition of Holdings Common Shares A and Holdings Warrants” below.

Possible Constructive Distributions with Respect to Holdings Warrants

The terms of the Holdings Warrants provide for an adjustment to the number of Holdings Common Shares A for which Holdings Warrants may be exercised or to the exercise price of the Holdings Warrants in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. U.S. Holders of the Holdings Warrants would, however, be treated as receiving a constructive distribution from Holdings if, for example, the adjustment increases the warrantholders’ proportionate interest in Holdings’ assets or earnings and profits (e.g., through an increase in the number of Holdings Common Shares A that would be obtained upon exercise or through a decrease in the exercise price of the Holdings Warrants) as a result of a distribution of cash or other property to the Holders of shares of Holdings Common Shares A. Any such constructive distribution would be treated in the same manner as if U.S. Holders of Holdings Warrants received a cash distribution from Holdings generally equal to the fair market value of the increased interest and would be taxed in a manner similar to distributions to U.S. Holders of Holdings Common Shares A described herein. Please see the section entitled “Tax Characterization of Distributions with Respect to Holdings Common Shares A” above. For certain information reporting purposes, Holdings is required to determine the date and amount of any such constructive distributions. Proposed Treasury Regulations, which Holdings may rely on prior to the issuance of final Treasury Regulations, specify how the date and amount of any such constructive distributions are determined.

Distributions Treated as Dividends

Dividends paid by Holdings will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends Holdings pays to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate only if (i) Holdings Common Shares A are readily tradable on an established securities market in the United States or Holdings is eligible for benefits of a comprehensive income tax treaty with the United States, and (ii) a certain holding period and other requirements are met, including that Holdings is not classified as a PFIC during the taxable year in which the dividend is paid or a preceding taxable year with respect to such U.S. Holder. As discussed above, if a U.S. Holder held shares in SPAC when it was classified as a PFIC, Holdings could continue to be treated as a PFIC with respect to such U.S. Holder in a taxable year even if Holdings is not classified as a PFIC in such taxable year. If such requirements are not satisfied, a non-corporate U.S. Holder may be subject to tax on the dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income. U.S. Holders should consult with their own tax advisors regarding the availability of the lower preferential rate for qualified dividend income for any dividends paid with respect to Holdings Common Shares A.

Dividends paid with respect to Holdings Common Shares A will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally be treated as passive category income or, in the case of certain types of U.S. Holders, general category income for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on Holdings Common Shares A. A U.S. Holder that does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes.

THE RULES GOVERNING THE FOREIGN TAX CREDIT ARE COMPLEX, AND THE OUTCOME OF THEIR APPLICATION DEPENDS IN LARGE PART ON THE U.S. HOLDER’S INDIVIDUAL FACTS AND CIRCUMSTANCES. ACCORDINGLY, U.S. HOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE AVAILABILITY OF THE FOREIGN TAX CREDIT IN THEIR PARTICULAR CIRCUMSTANCES.

Gain or Loss on Sale or Other Taxable Exchange or Disposition of Holdings Common Shares A and Holdings Warrants

Subject to the PFIC rules discussed above, upon a sale or other taxable disposition of Holdings Common Shares A or Holdings Warrants (which, in general, would include a redemption of Holdings Common Shares A or Holdings Warrants that is treated as a sale of such securities as described above (in the case of a redemption of Holdings Common Shares A) or below (in the case of a redemption of Holdings Warrants)), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in the Holdings Common Shares A or Holdings Warrants. A U.S. Holder’s adjusted tax basis in its Holdings Common Shares A or Holdings Warrants generally will equal the U.S. Holder’s acquisition cost of the SPAC Class A Ordinary Shares or SPAC Warrants exchanged therefore (please see the tax basis discussion above in the section entitled “The SPAC Merger”) or, as discussed below, the U.S. Holder’s initial basis for the Holdings Common Shares A received upon exercise of Holdings Warrants, less, in the case of Holdings Common Shares A, any prior distributions paid to such U.S. Holder that were treated as a return of capital for U.S. federal income tax purposes (as discussed above).

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Holdings Common Shares A or Holdings Warrants, as applicable, so disposed of exceeds one year. It is unclear whether the redemption rights that applied with respect to the SPAC Class A Ordinary Shares prior to the SPAC Merger may prevent a U.S. Holder of Holdings Common Shares A from taking the holding period of its SPAC Class A Ordinary Shares into account when determining whether it has satisfied the applicable holding period with respect to its Holdings Common Shares A held after the SPAC Merger for this purpose. If the one-year holding period requirement is not satisfied, any gain on a sale or other taxable disposition of the Holdings Common Shares A or Holdings Warrants, as applicable, would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Cash Exercise of a Holdings Warrant

Subject to the PFIC rules discussed above, a U.S. Holder generally will not recognize gain or loss on the acquisition of Holdings Common Shares A upon the exercise of a Holdings Warrant for cash. The U.S. Holder’s tax basis in its Holdings Common Shares A received upon exercise of a Holdings Warrant generally will be an amount equal to the sum of the U.S. Holder’s initial investment in the SPAC Warrant exchanged for the Holdings Warrant (please see the tax basis discussion above in the section entitled “The SPAC Merger”) and the exercise price of such Holdings Warrant. It is unclear whether a U.S. Holder’s holding period for the Holdings Common Shares A received upon exercise of the Holdings Warrant will commence on the date of exercise of the Holdings Warrant or the immediately following date. In either case, the holding period will not include the period during which the U.S. Holder held the Holdings Warrant.

Cashless Exercise of a Holdings Warrant

The tax characterization of a cashless exercise of a Holdings Warrant is not clear under current U.S. federal tax law. Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax characterizations and resultant tax consequences would be adopted by the IRS or upheld by a court of law. Accordingly, U.S. Holders should consult with their own tax advisors regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules discussed above, a cashless exercise could potentially be characterized as any of the following for U.S. federal income tax purposes: (i) not a realization event and thus tax-deferred, (ii) a realization event that qualifies as a tax-deferred “recapitalization,” or (iii) a taxable realization event. The tax consequences of all three characterizations are generally described below. U.S. Holders should consult with their own tax advisors regarding the tax consequences of a cashless exercise.

If a cashless exercise were characterized as either not a realization event or as a realization event that qualifies as a recapitalization, a U.S. Holder would not recognize any gain or loss on the exchange of Holdings Warrants for shares of Holdings Common Shares A. A U.S. Holder’s basis in the shares of Holdings Common Shares A received would generally equal the U.S. Holder’s aggregate basis in the exchanged Holdings Warrants. If the cashless exercise were not a realization event, it is unclear whether a U.S. Holder’s holding period in the Holdings Common Shares A would be treated as commencing on the date of exchange of the Holdings Warrants or on the immediately following date, but the holding period would not include the period during which the U.S. Holder held the Holdings Warrants. On the other hand, if the cashless exercise were characterized as a realization event that qualifies as a recapitalization, the holding period of the Holdings Common Shares A would include the holding period of the warrants exercised therefor.

If the cashless exercise were treated as a realization event that does not qualify as a recapitalization, the cashless exercise could be treated in whole or in part as a taxable exchange in which gain or loss would be recognized by the U.S. Holder. Under this characterization, a portion of the Holdings Warrants to be exercised on a cashless basis would be deemed to have been surrendered in payment of the exercise price of the remaining portion of such warrants, which would be deemed to be exercised. In such a case, a U.S. Holder would effectively be deemed to have sold a number of Holdings Warrants having an aggregate value equal to the exercise price of the remaining Holdings Warrants deemed exercised. Subject to the PFIC rules described above, the U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between the value of the portion of the warrants deemed sold and its adjusted tax basis in such warrants (generally in the manner described in the section entitled “Gain or Loss on Sale or Other Taxable Exchange or Disposition of

Holdings Common Shares A and Holdings Warrants” above), and the U.S. Holder’s tax basis in the Holdings Common Shares A received would generally equal the sum of the U.S. Holder’s tax basis in the remaining Holdings Warrants deemed exercised and the exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the Holdings Common Shares A would commence on the date of exercise of the Holdings Warrants or on the date following the date of exercise of the Holdings Warrants, but the holding period would not include the period during which the U.S. Holder held the Holdings Warrants.

Redemption or Repurchase of Warrants for Cash

Subject to the PFIC rules discussed above, if Holdings redeems the Holdings Warrants for cash as permitted under the terms of the Warrant Agreement or if Holdings repurchases Holdings Warrants in an open market transaction, such redemption or repurchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described in the section entitled “Gain or Loss on Sale or Other Taxable Exchange or Disposition of Holdings Common Shares A and Holdings Warrants” above.

Expiration of a Holdings Warrant

If a Holdings Warrant is allowed to expire unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Holdings Warrant (please see the tax basis discussion in the section entitled “The SPAC Merger” above). The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

Dividends paid to U.S. Holders with respect to Holdings Common Shares A and proceeds from the sale, exchange, or redemption of Holdings Securities may be subject, under certain circumstances, to information reporting and backup withholding. Backup withholding will not apply, however, to a U.S. Holder that (i) is a corporation or entity that is otherwise exempt from backup withholding (which, when required, certifies as to its exempt status) or (ii) furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including stock, securities, or cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. An interest in Holdings constitutes a specified foreign financial asset for these purposes. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult with their own tax advisors regarding the foreign financial asset and other reporting obligations and their application to their ownership of Holdings Common Shares A and Holdings Warrants.

THE FOREGOING DISCUSSION IS NOT A COMPREHENSIVE DISCUSSION OF ALL OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF SPAC PUBLIC SECURITIES OR HOLDINGS SECURITIES. SUCH HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION (INCLUDING THE SPAC MERGER AND ANY EXERCISE OF THEIR

REDEMPTION RIGHTS) AND, TO THE EXTENT APPLICABLE, OF OWNING HOLDINGS SECURITIES FOLLOWING THE COMPLETION OF THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECT (AND ANY POTENTIAL FUTURE CHANGES THERETO) OF ANY U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS AND ANY INCOME TAX TREATIES.

PROPOSAL NO. 1— THE SPAC MERGER PROPOSAL

Overview

SPAC is asking its shareholders to approve the SPAC Merger and the Cayman Plan of Merger and to confirm, ratify and approve in all respects all other transactions contemplated by the Business Combination Agreement occurring prior to the Closing Date, including the adoption of the Holdings A&R Articles, the appointment in respect of the Holdings Board following the SPAC Merger Effective Time, and the Business Combination Agreement at which time the shareholders of SPAC will be shareholders of Holdings if the Business Combination Proposals are approved. SPAC shareholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the SPAC Merger. Please see the section above entitled “The Business Combination” for additional information and a summary of certain terms of the Business Combination Agreement, including the SPAC Merger. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal. Copies of each of the Business Combination Agreement, the First BCA Amendment, the Second BCA Amendment, the Cayman Plan of Merger and the Holdings A&R Articles are attached to this proxy statement/prospectus as Annex A-1, Annex A-2, Annex A-3, Annex B and Annex C, respectively.

Vote Required for Approval

The Closing is conditioned on the approval of the SPAC Merger Proposal at the SPAC Shareholders’ Meeting.

The SPAC Merger Proposal (and consequently, the Business Combination Agreement and the Business Combination) will be approved and adopted only if SPAC obtains the affirmative vote (in person or by proxy, including by way of the online meeting option) of holders of at least two-thirds of the outstanding SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares who, being entitled to do so, vote at the SPAC Shareholders’ Meeting, voting as a single class. Abstentions and broker non-votes, while considered present for purposes of establishing a quorum, will not count as a vote cast at the SPAC Shareholders’ Meeting. Accordingly, failure to vote in person or by proxy (including by way of the online meeting option) at the SPAC Shareholders’ Meeting or an abstention from voting will have no effect on the outcome of the vote on the SPAC Merger Proposal.

The SPAC Merger Proposal is conditioned on the approval of the Company Merger Proposal. Therefore, if the Company Merger Proposal is not approved, the SPAC Merger Proposal will have no effect, even if approved by holders of the SPAC Ordinary Shares.

The Sponsor and the Key SPAC Shareholders have agreed to vote any SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares owned by them in favor of the SPAC Merger Proposal.

Recommendation of the SPAC Board

THE SPAC BOARD RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE SPAC MERGER PROPOSAL.

PROPOSAL NO. 2— THE COMPANY MERGER PROPOSAL

Overview

SPAC is asking its shareholders to approve the Company Merger and to confirm, ratify and approve in all respects all other transactions contemplated by the Business Combination Agreement occurring on or after the Closing Date at which time the shareholders of SPAC will be shareholders of Holdings if the Business Combination Proposals are approved, including the appointment of the Holdings Board following the Company Merger Effective Time and the adoption of the Holdings Public Company Articles (to include the change of name of Holdings). SPAC shareholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Company Merger. Please see the section above entitled “The Business Combination” for additional information and a summary of certain terms of the Business Combination Agreement, including the Company Merger. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal. Copies of each of the Business Combination Agreement, the First BCA Amendment, the Second BCA Amendment and the Holdings Public Company Articles are attached to this proxy statement/prospectus as Annex A-1, Annex A-2, Annex A-3 and Annex D, respectively.

Vote Required for Approval

The Closing is conditioned on the approval of the Company Merger Proposal at the SPAC Shareholders’ Meeting.

The Company Merger Proposal (and consequently, the Business Combination Agreement and the Business Combination) will be approved and adopted only if SPAC obtains the affirmative vote (in person or by proxy, including by way of the online meeting option) of holders of at least a majority of the outstanding SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares who, being entitled to do so, vote at the SPAC Shareholders’ Meeting, voting as a single class. Abstentions and broker non-votes, while considered present for purposes of establishing a quorum, will not count as a vote cast at the SPAC Shareholders’ Meeting. Accordingly, failure to vote in person or by proxy (including by way of the online meeting option) at the SPAC Shareholders’ Meeting or an abstention from voting will have no effect on the outcome of the vote on the Company Merger Proposal.

The Company Merger Proposal is conditioned on the approval of the SPAC Merger Proposal. Therefore, if the SPAC Merger Proposal is not approved, the Company Merger Proposal will have no effect, even if approved by holders of the SPAC Ordinary Shares.

The Sponsor and the Key SPAC Shareholders have agreed to vote any SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares owned by them in favor of the Company Merger Proposal.

Recommendation of the SPAC Board

THE SPAC BOARD RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE COMPANY MERGER PROPOSAL.

PROPOSAL NO. 3—THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS

Overview

If the Business Combination is to be consummated, SPAC will replace the current Cayman Islands company SPAC Articles with the Holdings Public Company Articles which will be filed as soon as possible following the Company Merger Effective Time, under the BVI Companies Act.

SPAC is asking its shareholders to consider and vote upon and to approve, on a non-binding advisory basis, by ordinary resolution, seven separate proposals in connection with the adoption of the Holdings Public Company Articles. The shareholder vote regarding each of the Advisory Organizational Documents Proposals is an advisory vote, and is not binding on SPAC or the SPAC Board. Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Organizational Documents Proposals, SPAC intends that the Holdings Public Company Articles will take effect as soon as possible following the Company Merger Effective Time, in connection with the consummation of the Business Combination.

The following table is a summary of the principal changes proposed to be made between the SPAC Articles and the Holdings Public Company Articles that will be adopted in connection with the Business Combination and filed as soon as possible following the Company Merger Effective Time. This summary is qualified by reference to the complete text of the Holdings Public Company Articles, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Holdings Public Company Articles in its entirety for a more complete description of its terms. Additionally, as the SPAC Articles are governed by Cayman Islands law and the Holdings Public Company Articles will be governed by BVI law, SPAC encourages its shareholders to carefully consult the information set out under the section entitled “Comparison of Corporate Governance and Shareholder Rights.”

	SPAC Articles	Holdings Public Company Articles
Authorized Shares (Proposal 3A)	Under the SPAC Articles, SPAC is authorized to issue a maximum of 555,000,000 shares with a par value of $0.0001 each divided into three classes as follows: (i) 500,000,000 Class A ordinary shares of a nominal or par value of $0.0001 (“SPAC Class A Ordinary Shares”), (ii) 50,000,000 Class B ordinary shares of a nominal or par value of $0.0001 (“SPAC Class B Ordinary Shares”) and (iii) 5,000,000 preferred shares of a nominal or par value of $0.0001 each.	Under the Holdings Public Company Articles, Holdings is authorized to issue a maximum of 555,000,000 shares with a par value of $0.0001 each divided into two classes as follows: (i) 500,000,000 Class A ordinary shares (the “Holdings Common Shares A”); and (ii) 55,000,000 preferred shares (the “Holdings Preference Shares”).

Voting Power (Proposal 3B)	Under the SPAC Articles, routine corporate matters may be approved by an ordinary resolution (being the affirmative vote of at least a majority of the shareholders present in person or represented by proxy at the general meeting and entitled to vote on such matters). The SPAC shareholders will have one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law or the applicable stock exchange rules then in effect, except that (i) only	Under the Holdings Public Company Articles, where a vote of the shareholders is required, the Holdings shareholders will have one vote for each Holdings Common Share A held on all matters to be voted on by shareholders.

	SPAC Articles	Holdings Public Company Articles
holders of the SPAC Class B Ordinary Shares have the right to vote on the appointment and removal of directors prior to the Initial Business Combination, and (ii) in a vote to continue the SPAC in a jurisdiction outside the Cayman Islands (which requires a special resolution), holders of the SPAC Class B Ordinary Shares have ten (10) votes for every SPAC Class B Ordinary Share and holders of SPAC Class A Ordinary Shares will have one (1) vote for every SPAC Class A Ordinary Share.

Ability to Bring Matters for Discussion before a General Meeting (Proposal 3C)	The SPAC directors (by majority approval), the chief executive officer, or the chairman (as applicable) may, whenever they think fit, convene a general meeting of the SPAC. Under the SPAC Articles, shareholders seeking to bring business before an annual general meeting, or to nominate candidates for appointment as directors at an annual general meeting, must provide written notice of such business to the SPAC no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual general meeting.	Under the Holdings Public Company Articles, the directors, by resolution, or the chairman, if any, of the board of directors, acting alone, may, and the directors shall upon receipt of a valid requisition . A valid requisition notice must include items for which a written request has been given to Holdings (no later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the one-year anniversary of the preceding year’s annual general meeting) by one or more shareholders representing 30% or more of Holdings issued shares.

Number of Directors (Proposal 3D)	The SPAC Articles provide that there shall be up to eight (8) directors of the SPAC, unless otherwise determined by a vote of a majority of the directors.	Under the Holdings Public Company Articles, there shall be a board of directors consisting of nine (9) directors, provided however that Holdings may, by a resolution of directors, increase or reduce the number of directors.

Election and Removal of Directors (Proposal 3E)

Election:

The SPAC Articles provide that prior to the Initial Business Combination, a vote of the majority of the issued and outstanding SPAC Class B Ordinary Shares entitled to vote and voting will be required to appoint any person as director of SPAC.

After an Initial Business Combination, a vote of a majority of the issued and

Election:

For nominations of candidates for appointment as director (“Director Nominations”), the Director Nomination must be (i) specified in the notice of the general meeting (or any supplement thereto) given by or at the direction of the directors by resolution of directors, (ii) brought before the general meeting by the person presiding over the meeting or

SPAC Articles	Holdings Public Company Articles

outstanding SPAC Ordinary Shares entitled to vote and voting will be required to appoint any person as director of SPAC.

Removal:

The SPAC Articles provide that the office of a director shall be vacated if the director: (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; or (iv) is removed from office pursuant to any other provisions of the SPAC Articles. The SPAC Articles provide that prior to the Initial Business Combination, a vote of the majority of the issued and outstanding SPAC Class B Ordinary Shares entitled to vote and voting will be required to remove a director of the SPAC for cause. After an Initial Business Combination, a vote of a majority of the issued and outstanding SPAC Ordinary Shares entitled to vote and voting will be required to remove any person as director of SPAC.

(iii) otherwise properly requested to be brought before the meeting by a shareholder of Holdings or by the requisitioning shareholders, as applicable.

In the interim between annual general meetings or extraordinary general meetings called for the appointment of directors and the filling of any vacancy, additional directors and any vacancies in the board, including unfilled vacancies resulting from the removal of directors for cause may be filled by the majority of remaining directors then in office.

Removal:

The Holdings Public Company Articles provides that the office of director will be vacated if: (i) the director gives notice in writing to Holdings that he, she or it resigns the office of director; (ii) the director dies; (iii) a court of competent jurisdiction has determined in a final non-appealable order that such director is permanently and totally disabled and unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment that can be expected to result in death within twelve (12) months, or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months; or (iv) the director becomes disqualified to act as a director under the BVI Companies Act.

Holdings may by resolution of directors passed by at least two-thirds of the directors remove any director with cause.

Shareholders may not act to remove directors.

	SPAC Articles	Holdings Public Company Articles

Action by Written Consent of Shareholders (Proposal 3F)

In relation to a special resolution, a resolution in writing signed by all the shareholders entitled to vote at a general meeting shall be valid and effective as if the special resolution had been passed at a meeting of the shareholders.

In relation to an ordinary resolution, such a resolution may not be consented to in writing.

Under the Holdings Public Company Articles, a resolution of members of Holdings may not be consented to in writing.

In relation to an ordinary resolution of the SPAC Class B Ordinary Shares only, such a resolution may be consented to in writing by all of the holders of SPAC Class B Ordinary Shares entitled to vote at a general meeting.

Amendments to Governing Documents (Proposal 3G)

Amendment of any provision of the SPAC Articles requires a special resolution, being a resolution passed by holders of at least two-thirds of the issued and outstanding shares of the SPAC that are entitled to vote and that vote in a general meeting.

The provisions of the SPAC Articles relating to (i) the election and removal of directors prior to the Initial Business Combination and (ii) the voting power in connection with the approval required to continue the SPAC in a jurisdiction outside the Cayman Islands, may each only be amended by a special resolution passed by holders representing a majority of at least 90% of the votes cast at a quorate general meeting.

Amendment of any provision of the Holdings Public Company Articles requires a resolution of members passed by a majority of not less than seventy five (75) per cent of the votes of all those entitled to vote on the resolution, regardless of how many actually vote or abstain, or by a resolution of directors.

Proposal 3A: Authorized Shares

SPAC’s shareholders are being asked to approve and adopt a provision of the Holdings Public Company Articles to authorize the change in the authorized share capital from the existing (a) 500,000,000 SPAC Class A Ordinary Shares, (b) 50,000,000 SPAC Class B Ordinary Shares and (c) 5,000,000 SPAC Preference Shares to an authorized share capital consisting of (a) 500,000,000 Holdings Common Shares A and (b) 55,000,000 Holdings Preference Shares.

As of the date of this proxy statement/prospectus, there are 43,125,000 SPAC Ordinary Shares issued and outstanding, which includes an aggregate 8,625,000 Class B Ordinary Shares held by the Sponsor. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of 17,433,333 warrants to acquire SPAC Ordinary Shares, comprised of 5,933,333 SPAC Private Placement Warrants held by the Sponsor and 11,500,000 SPAC Public Warrants.

Please see the subsection entitled “Summary of the Proxy Statement/Prospectus—Ownership of Holdings After the Closing” and the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information about the anticipated capitalization of Holdings following the consummation of the Business Combination.

This summary is qualified by reference to the complete text of the Holdings Public Company Articles, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Holdings Public Company Articles in its entirety for a more complete description of its terms.

Proposal 3B: Voting Power

SPAC’s shareholders are being asked to approve and adopt a provision of the Holdings Public Company Articles that will provide for one vote for each Holdings Common Share A. Under the SPAC Articles, certain decisions, such as the right to vote on the appointment and removal of directors prior to the SPAC’s initial business combination, can only be voted upon by holders of the SPAC Class B Ordinary Shares, while certain other decisions, such as a vote to continue the SPAC in a jurisdiction outside the Cayman Islands (which requires a special resolution), require weighted voting such that holders of the SPAC Class B Ordinary Shares will have ten (10) votes for every SPAC Class B Ordinary Share and holders of SPAC Class A Ordinary Shares will have one (1) vote for every SPAC Class A Ordinary Share.

This summary is qualified by reference to the complete text of the Holdings Public Company Articles, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Holdings Public Company Articles in its entirety for a more complete description of its terms.

Proposal 3C: Ability to Bring Matters for Discussion before a General Meeting of Holdings

SPAC’s shareholders are being asked to approve and adopt a provision of the Holdings Public Company Articles that will provide that a notice of a general meeting of shareholders must include items for which a written request has been given (no later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the one-year anniversary of the preceding year’s annual general meeting) by one or more shareholders representing 30% or more of Holdings issued shares. The SPAC Articles provide that any shareholder seeking to bring business before the annual general meeting may do so by delivering a notice to SPAC’s corporate secretary no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

This summary is qualified by reference to the complete text of the Holdings Public Company Articles, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Holdings Public Company Articles in its entirety for a more complete description of its terms.

Proposal 3D: Number of Directors

SPAC’s shareholders are being asked to approve and adopt a provision of the Holdings Public Company Articles that will limit the number of directors to nine, divided into three classes. The SPAC Articles limits the number of directors to eight, divided into three classes.

This summary is qualified by reference to the complete text of the Holdings Public Company Articles, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Holdings Public Company Articles in its entirety for a more complete description of its terms.

Proposal 3E: Election and Removal of Directors

Under the SPAC Articles, only holders of SPAC Class B Ordinary shares have the right to vote on the election or the removal of directors prior to the Initial Business Combination, and members must have cause in order to remove any director. SPAC’s shareholders are being asked to approve and adopt a provision of the Holdings Public Company Articles pursuant to which any person properly nominated for election as a director may be appointed to the Holdings Board by resolution of the members, and only a resolution by at least two-thirds of directors will allow the removal (with cause) of directors by the Holdings Board. Holdings members will not have the ability to remove directors.

This summary is qualified by reference to the complete text of the Holdings Public Company Articles, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Holdings Public Company Articles in its entirety for a more complete description of its terms.

Proposal 3F: Action by Written Consent of Shareholders

SPAC’s shareholders are being asked to approve and adopt a provision of the Holdings Public Company Articles that will prohibit Holdings shareholders from taking any action by written consent, a right currently provided for under the SPAC Articles in certain circumstances. Under the current SPAC Articles:

•

in relation to a special resolution, a resolution in writing signed by all the shareholders entitled to vote at a general meeting shall be valid and effective as if the special resolution had been passed at a meeting of the shareholders;

•	in relation to an ordinary resolution, such a resolution may not be consented to in writing; and

•

in relation to an ordinary resolution of the SPAC Class B Ordinary Shares only, such a resolution may be consented to in writing by all of the holders of Class B Ordinary Shares entitled to vote at a general meeting.

This summary is qualified by reference to the complete text of the Holdings Public Company Articles, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Holdings Public Company Articles in its entirety for a more complete description of its terms.

Proposal 3G: Amendments to Governing Documents

SPAC’s shareholders are being asked to approve and adopt a provision of the Holdings Public Company Articles that will require, in order to adopt any future amendment to the Holdings Public Company Articles, a resolution of members passed by a majority of not less than seventy five (75) per cent of the votes of all those entitled to vote on the resolution, regardless of how many actually vote or abstain, or by a resolution of directors.

Amendment of any provision of the SPAC Articles currently requires a special resolution, meaning a resolution passed by holders of at least two-thirds of the issued and outstanding shares of the SPAC that are entitled to vote and that vote in a general meeting, other than those provisions of the SPAC Articles relating to (i) the election and removal of directors prior to the Initial Business Combination and (ii) the voting power in connection with the approval required to continue the SPAC in a jurisdiction outside the Cayman Islands, which in each case may only be amended by a special resolution passed by holders representing a majority of at least 90% of the votes cast at a quorate general meeting.

This summary is qualified by reference to the complete text of the Holdings Public Company Articles, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Holdings Public Company Articles in its entirety for a more complete description of its terms.

Reasons for Amendments

Proposal 3A: Authorized Shares

The principal purpose of Advisory Organizational Documents Proposal 3A is to provide for an authorized capital structure of Holdings that the SPAC Board believes will enable Holdings to have available for issuance a number of authorized Holdings Common Shares and Holdings Preference Shares sufficient to support the growth of Holdings and to provide flexibility for future corporate needs.

Proposal 3B: Voting Power

The principal purpose of Advisory Organizational Documents Proposal 3B is to remove weighted voting and to enfranchise each holder of Holdings Common Shares A with respect to key shareholder decisions that affect Holdings with one vote for each Holdings Common Share A that is held.

Proposal 3C: Ability to Bring Matters for Discussion before a General Meeting of Holdings

Pursuant to the Holdings Public Company Articles, a notice of a general meeting of shareholders must include items for which a written request has been given (no later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the one-year anniversary of the preceding year’s annual general meeting) by one or more shareholders representing 30% or more of Holdings issued shares. This ensures that only those shareholders who together hold a significant interest in Holdings are able to requisition a general meeting.

Proposal 3D: Number of Directors

The SPAC Board believes that nine directors is the appropriate number to initially carry out the responsibilities of the Holdings Board immediately following the Business Combination.

Proposal 3E: Election and Removal of Directors

Pursuant to the Holdings Public Company Articles, any person properly nominated for election as a director may be appointed to the Board by resolution of the members, and only a resolution by at least two-thirds of directors will allow the removal (with cause) of directors by the Holdings Board. Holdings members will not have the ability to remove directors. The SPAC Board believes that this will promote board continuity and make it more difficult for a potential acquirer or other person, group or entity to gain control of the Holdings Board.

Proposal 3F: Action by Written Consent of Shareholders

The SPAC Board believes that requiring that shareholder action be taken at a general meeting of Holdings as opposed to by written consent will provide a better opportunity for all shareholders to attend and participate in such meetings and to be heard on any such actions.

Proposal 3G: Amendments to Governing Documents

Save for certain changes described above, the SPAC Articles currently requires a resolution passed by holders of at least two-thirds of the issued and outstanding shares of the SPAC that are entitled to vote and that vote in a general meeting to amend its terms. SPAC’s shareholders are being asked to approve and adopt a provision of the Holdings Public Company Articles that will require, in order to adopt any future amendment to the Holdings Public Company Articles, a resolution of members passed by a majority of not less than seventy five (75) per cent of the votes of all those entitled to vote on the resolution, regardless of how many actually vote or abstain, or a resolution of directors. This is intended to ensure that a significant majority of its shareholders support any amendment to the Holdings Public Company Articles, or that such amendment is approved by a resolution of the Holdings Board.

Vote Required for Approval

The approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding advisory vote, will be sought as an ordinary resolution under the Cayman Companies Act, being the affirmative vote (in person or by proxy, including by way of the online meeting option) of a majority of SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares entitled to vote and actually casting votes thereon at the SPAC Shareholders’ Meeting, voting as a single class. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the SPAC Shareholders’ Meeting. Accordingly, failure to vote in person or by proxy (including by way of the online meeting option) at the SPAC Shareholders’ Meeting or an abstention from voting will have no effect on the outcome of the vote on the Advisory Organizational Documents Proposals.

The Advisory Organizational Documents Proposals are not conditioned on the approval of any other Proposal at the SPAC Shareholders’ Meeting.

As discussed above, the Advisory Organizational Documents Proposals are advisory votes and therefore are not binding on SPAC or the SPAC Board. Accordingly, regardless of the outcome of the non-binding advisory votes on the Advisory Organizational Documents Proposals, SPAC intends that the Holdings Public Company Articles will take effect as soon as possible following the Company Merger Effective Time.

Recommendation of the SPAC Board

THE SPAC BOARD RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.

PROPOSAL NO. 4—THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the SPAC Board to adjourn the SPAC Shareholders’ Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the SPAC Merger Proposal, the Company Merger Proposal and the Advisory Organizational Documents Proposal. In the event the Adjournment Proposal is put forth at the SPAC Shareholders’ Meeting, it will be the first and only Proposal voted upon and none of the SPAC Merger Proposal, the Company Merger Proposal, nor the Advisory Organizational Documents Proposal will be submitted to the SPAC shareholders for a vote. If the Adjournment Proposal is submitted for a vote at the SPAC Shareholders’ Meeting, and if the SPAC shareholders approve the Adjournment Proposal, SPAC may adjourn the SPAC Shareholders’ Meeting and any adjourned session of the SPAC Shareholders’ Meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from SPAC shareholders who have voted previously.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is submitted to SPAC shareholders but is not approved by SPAC shareholders, the SPAC Board may not be able to adjourn the SPAC Shareholders’ Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the SPAC Merger Proposal, the Company Merger Proposal and the Advisory Organizational Documents Proposal.

Vote Required for Approval

The Adjournment Proposal is not conditioned on the approval of any other Proposal at the SPAC Shareholders’ Meeting.

The approval of the Adjournment Proposal requires the affirmative vote (in person or by proxy, including by way of the online meeting option) of the holders of a majority of the outstanding shares of SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares and who, being entitled to do so, vote at the SPAC Shareholders’ Meeting, voting as a single class. Failure to vote by proxy or to vote online at the SPAC Shareholders’ Meeting or an abstention from voting will have no effect on the outcome of the vote on the Adjournment Proposal.

Recommendation of the SPAC Board

THE SPAC BOARD RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information is provided to assist you in your analysis of the financial aspects of the Business Combination and PIPE Financing (collectively, the “Transactions”). The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” and should be read in conjunction with the accompanying notes. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined company upon consummation of the Transactions.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2021 combines the historical statement of financial position of Swvl and the historical balance sheet of SPAC on a pro forma basis as if the Transactions had been consummated on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 combine the historical statements of operations of Swvl and SPAC for each respective period on a pro forma basis as if the Transactions had been consummated on January 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of Holdings. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the preparation date of the unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analysis is performed. This information should be read together with Swvl’s and SPAC’s historical financial statements and related notes thereto, as applicable, and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Swvl,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SPAC’’ and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Business Combination

On July 28, 2021, SPAC, Swvl, Holdings, Cayman Merger Sub and BVI Merger Sub entered into the Business Combination Agreement. Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected in four steps: (a) in accordance with the Cayman Companies Act at the SPAC Merger Effective Time, SPAC will merge with and into Cayman Merger Sub, with Cayman Merger Sub surviving the SPAC Merger and becoming the sole owner of BVI Merger Sub; (b) concurrently with the consummation of the SPAC Merger, and subject to the BVI Companies Act, Holdings will redeem each Holdings Common Share A and each Holdings Common Share B issued and outstanding immediately prior to the SPAC Merger for par value, (c) following the SPAC Merger and subject to the Cayman Companies Act and the BVI Companies Act, the SPAC Surviving Company will distribute all of the issued and outstanding BVI Merger Sub Common Shares to Holdings, and (d) following the BVI Merger Sub Distribution, but no earlier than one business day after the SPAC Merger, in accordance with the BVI Companies Act, BVI Merger Sub will merge with and into Swvl, with Swvl surviving the Company Merger as a wholly owned Subsidiary of Holdings. Please see the section entitled “The Business Combination” for additional information about the Business Combination Agreement and the other transactions contemplated thereby.

The following are the key steps within the Business Combination:

SPAC Merger

At the SPAC Merger Effective Time, which will occur not less than one business day prior to the Company Merger:

•	by virtue of the SPAC Merger and without any action on the part of SPAC, Cayman Merger Sub, BVI Merger Sub, Swvl, Holdings or the holders of any of the following securities:

•

each then-outstanding Cayman Merger Sub Common Share will be automatically converted into one share of the SPAC Surviving Company, which will constitute the only outstanding shares of the SPAC Surviving Company;

•	each then-outstanding SPAC Class A Ordinary Share will be automatically cancelled, extinguished and converted into the right to receive one Holdings Common Share A; and

•	each then-outstanding SPAC Class B Ordinary Share will be automatically cancelled, extinguished and converted into the right to receive one Holdings Common Share B.

•

each then-outstanding fraction of or whole SPAC Warrant will be automatically assumed and converted into a fraction or whole Holdings Warrant, as the case may be, to acquire (in the case of a whole Holdings Warrant) one Holdings Common Share A, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former SPAC Warrants; and

•

without duplication of the foregoing, each then-outstanding SPAC Unit, comprised of one SPAC Class A Ordinary Share and one-third of one SPAC Warrant, will be automatically cancelled, extinguished and converted into a new Holdings Unit, comprised of one Holdings Common Share A and one-third of one Holdings Warrant.

Company Merger

At the Company Merger Effective Time:

•	by virtue of the Company Merger and without any action on the part of Cayman Merger Sub, BVI Merger Sub, Swvl, Holdings or the holders of any of the following securities:

•

each then-outstanding BVI Merger Sub Common Share will be automatically cancelled, extinguished and converted into one share no par value in the Swvl Surviving Company, which shall constitute the only issued and outstanding shares of the Swvl Surviving Company;

•	all Swvl Shares held in the treasury of Swvl will be automatically cancelled and extinguished, and no consideration shall be delivered in exchange therefor; and

•

each then-outstanding Swvl Share will be automatically cancelled, extinguished and converted into the right to receive a number of Holdings Common Shares A equal to the Exchange Ratio and upon an Earnout Triggering Event (or the date on which a Change of Control occurs), the Per Share Earnout Consideration (with any fractional share to which any holder of Swvl Shares would otherwise be entitled rounded down to the nearest whole share), in each case, without interest;

•

each then-outstanding and unexercised Swvl Option, whether or not vested, will be assumed and converted into (i) an Exchanged Option and (ii) a number of Earnout RSUs in respect of a number of Earnout RSU Shares that will be issued in settlement of Earnout RSUs, as described in the section entitled “Earnouts” below, equal to the number of Swvl Common Shares B subject to such Swvl Option (assuming payment in cash of the exercise price of such Swvl Option) immediately prior to the Company Merger Effective Time multiplied by the Per Share Earnout Consideration;

•

the Swvl Convertible Notes, other than any Swvl Exchangeable Notes, will convert into the right to receive Holdings Common Shares A as if such Swvl Convertible Notes had first converted into Swvl Common

Shares A in accordance with their terms immediately prior to the Company Merger Effective Time and immediately thereafter each such Swvl Common Share A was cancelled, extinguished and converted into the right to receive a number of Holdings Common Shares A equal to the Exchange Ratio;

•

each Swvl Exchangeable Note will be exchanged for a number of Holdings Common Shares A at an exchange price of $8.50 per share (or, with respect to the $20.0 million Swvl Exchangeable Note issued on January 12, 2022 and the $1.0 million Swvl Exchangeable Note issued to R Capital, LLC on January 31, 2022, $9.10 per share);

•	in accordance with the Holdings A&R Articles, each then-outstanding Holdings Common Share B will be converted, on a one-for-one basis, into one Holdings Common Share A; and

•

pursuant to their terms, the Holdings Common Shares A and the Holdings Warrants comprising each existing and outstanding Holdings Unit immediately prior to the Company Merger Effective Time will be automatically separated in accordance with the Holdings A&R Articles.

Concurrently with the execution of the Business Combination Agreement, SPAC, Holdings and in some cases, Swvl entered into the Initial PIPE Subscription Agreements with the Initial PIPE Investors, pursuant to which the Initial PIPE Investors agreed to subscribe for and purchase, and Holdings agreed to sell to the Initial PIPE Investors in a private placement at the Company Merger Effective Time, Holdings Common Shares A for a purchase price of $10.00 per share, representing an aggregate purchase price of $100 million.

On August 25, 2021, certain Initial PIPE Investors effectively pre-funded Swvl with $35.5 million of the aggregate subscription commitments by purchasing the Initial Swvl Exchangeable Notes. At the Company Merger Effective Time, the Initial Swvl Exchangeable Notes will be automatically exchanged for Holdings Common Shares A at an exchange Price of $8.50 per share. Upon the issuance of the Initial Swvl Exchangeable Notes, the amount of each applicable Initial PIPE Investor’s subscription was reduced dollar-for-dollar by the aggregate purchase price of such Initial PIPE Investor’s Initial Swvl Exchangeable Notes. As a result, the amount expected to be funded at the Company Merger Effective Time pursuant to the Initial PIPE Subscription Agreements was reduced to $66.5 million.

On January 12, 2022, an Initial PIPE Investor affiliated with Agility purchased $20.0 million of Additional Swvl Exchangeable Notes, effectively pre-funding the remainder of its subscription commitment. At the Company Merger Effective Time, such Additional Swvl Exchangeable Notes will be automatically exchanged for Holdings Common Shares A at an exchange price of $9.10 per share. Upon the issuance of such Additional Swvl Exchangeable Notes, such Initial PIPE Investor’s subscription was reduced by $20.0 million, resulting in the termination of such subscription. As a result, the amount expected to be funded at the Company Merger Effective Time was further reduced to $44.5 million.

Following the issuance of the Initial Swvl Exchangeable Notes and prior to the issuance of the Additional Swvl Exchangeable Notes described above, Swvl also issued $10.0 million of Additional Swvl Exchangeable Notes, at an exchange price of $8.50 per share. On January 31, 2022, Swvl issued $1.0 million of Additional Swvl Exchangeable Notes at an exchange price of $9.10 per share. The issuance of such Additional Swvl Exchangeable Notes did not reduce the existing subscription commitments of any PIPE Investors.

In aggregate, Swvl has issued $35.5 million of Initial Swvl Exchangeable Notes at $8.50 per share, $10.0 million of Additional Swvl Exchangeable Notes at $8.50 per share, and $21.0 million of Additional Swvl Exchangeable Notes at an exchange price of $9.10 per share.

Since November 15, 2021, SPAC and Holdings have also entered into Additional PIPE Subscription Agreements with Additional PIPE Investors, pursuant to which the Additional PIPE Investors have agreed to purchase, and Holdings has agreed to sell to the Additional PIPE Investors in a private placement, Holdings Common Shares A for a purchase price of $10.00 per share, representing an aggregate purchase price of $10.5 million (including the Additional PIPE Subscription Agreement with EBRD - please refer below for details).

While the terms of the Additional PIPE Subscription Agreements are substantially similar to the Initial PIPE Subscription Agreements, one Additional PIPE Subscription Agreement contains terms that vary.

Under the terms of the Additional PIPE Subscription Agreement between EBRD, SPAC and the Company, representing an aggregate purchase price of $10.0 million, EBRD’s commitment to acquire Holdings Common Shares A is subject to an additional condition that Holdings and EBRD first enter into an investment framework agreement, pursuant to which Holdings will agree to comply with certain institutional requirements of EBRD, including social and environmental policies and practices, certain corporate governance and compliance matters and use of proceeds (the “Additional EBRD Condition”). Based on initial discussions, the Company expects such agreement to be generally consistent with other similar agreements previously executed between EBRD and other companies and include, among other things, a requirement to: (1) maintain procedures designed to prevent money laundering, terrorism financing, fraud or other corrupt or illegal purposes, (2) implement a contractor and supplier management system to assess and monitor environmental and social risks, (3) conduct a gender based violence and harassment risk assessment related to business operations in Egypt, (4) conduct awareness training among management, workers and contractors, (5) establish an internal worker grievance procedure, (6) appoint key account managers to monitor the health and safety performance of partner drivers / captains, (7) use the proceeds from the subscription agreement exclusively for the purpose of operating expenditures, marketing expenses and client acquisition costs relating to the Company’s business in Egypt, (8) comply with other compliance measures and (9) furnish information to EBRD in connection with the foregoing matters.

Further, EBRD will be permitted to terminate its Additional PIPE Subscription Agreement if the Board of Governors of EBRD determines that access by Egypt to EBRD’s resources should be suspended or otherwise modified. This termination right is a result of the nature of EBRD’s organization and governing documents. EBRD is an international financial institution formed by an international multilateral treaty and is owned by 71 countries. Under the agreement establishing EBRD, the Board of Governors of EBRD has the authority to decide that access to EBRD’s funds to a particular country should be suspended or otherwise modified in cases where such country might be implementing policies inconsistent with EBRD’s mandate. EBRD has advised the Company that it is accordingly a standard provision of EBRD financing agreements to include a termination right similar to the right included in the Additional PIPE Subscription Agreement with EBRD.

The aggregate number of Holdings Common Shares A issuable in connection with the PIPE Subscription Agreements, Initial Swvl Exchangeable Notes and Additional Swvl Exchangeable Notes, assuming all the conditions to the PIPE Subscription Agreements are fulfilled as of the Closing Date is 13,160,633.

Therefore, as a result of the Business Combination, Swvl Shareholders, SPAC Public Shareholders and the PIPE Investors will receive Holdings Common Shares A as per the table included below under ‘Basis of Pro Forma Presentation’, in addition to the 17,433,333 Holdings Warrants that will be issued to the holders of SPAC Public Warrants and SPAC Private Placement Warrants.

Earnouts

During the Earnout Period, Holdings may issue up to an aggregate of 15,000,000 additional Holdings Common Shares A to Eligible Swvl Equityholders in three equal tranches upon the occurrence of each Earnout Triggering Event (or earlier on Change of Control). The portion of such Holdings Common Shares A issuable to Eligible Swvl Equityholders who hold Swvl Options will instead be issued to such holders as Earnout RSUs at the Company Merger Effective Time, which will be subject to potential forfeiture and which will be able to be settled in Holdings Common Shares A upon the occurrence of the applicable Earnout Triggering Events (or earlier Change of Control). Please see the section entitled “The Business Combination — Earnout” for additional information.

For more information about the Business Combination, please see the section entitled “The Business Combination.” A copy of the Business Combination Agreement is attached to this proxy statement/ prospectus as Annex A-1.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a capital reorganization. Under this method of accounting, SPAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Swvl issuing shares at the closing of the Business Combination for the net assets of SPAC as of the Closing Date, accompanied by a recapitalization. The net assets of SPAC will be stated at historical cost, with no goodwill or other intangible assets recorded.

Swvl has been determined to be the accounting acquirer based on the following:

•	Swvl’s shareholders will have the largest voting interest in Holdings under each of the scenarios described below under “Basis of Pro Forma Presentation”;

•	Swvl has the ability to nominate the majority of the members of the board of directors of Holdings;

•	The existing senior management of Swvl will constitute the senior management of Holdings;

•	The business of Swvl will comprise the ongoing operations of Holdings; and

•	Swvl is the larger entity, both in terms of substantive operations and number of employees.

The Business Combination is not within the scope of IFRS 3, Business Combinations (“IFRS 3”) because SPAC does not meet the definition of a business in accordance with IFRS 3. Rather, the Business Combination will be accounted for within the scope 13,of IFRS 2, Share-based Payment (“IFRS 2”). Any excess of fair value of equity in Holdings issued to participating shareholders of SPAC over the fair value of the SPAC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing, which is expensed as incurred. The fair value of Holdings equity, and ultimately the expense recognized in accordance with IFRS 2, may differ materially from the unaudited pro forma condensed combined financial information, due to developments occurring prior to the date of consummation of the Business Combination.

The PIPE Subscription Agreements related to the PIPE Financing will result in the issuance of Holdings Common Shares A, leading to an increase in share capital and share premium along with a corresponding increase in cash and cash equivalents reflecting the PIPE Funds.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared using the three redemption scenarios set forth below with respect to the potential redemption by SPAC Public Shareholders of SPAC Class A Ordinary Shares for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account.

•

Scenario 1: Assuming No Redemptions: This presentation assumes that no SPAC Public Shareholders exercise their redemption rights with respect to their SPAC Class A Ordinary Shares upon the consummation of Business Combination.

•

Scenario 2: Assuming Redemptions up to Minimum Cash Condition: The Business Combination Agreement provides that the obligation of Swvl to consummate the Business Combination is conditioned on SPAC and Holdings collectively having cash on hand equal to or in excess of $185 million after consummation of the PIPE Financing after the distribution of the funds in the Trust Account (and deducting all amounts to be paid pursuant to the exercise of redemption rights of SPAC Public Shareholders) and without taking into account (i) any transaction fees, costs and expenses paid or required to be paid (including Swvl Expenses and SPAC Expenses) in connection with the transactions contemplated by the Business Combination Agreement and the PIPE Financing or (ii) any cash held by Swvl or any of its Subsidiaries. This presentation assumes an amount of redemptions by SPAC Public Shareholders that would result in SPAC and Holdings collectively holding $185 million, including $121.5 million in proceeds from the PIPE Financing, which consists of $35.5 million from Initial Swvl Exchangeable Notes, $10 million from Additional Swvl Exchangeable Notes at $8.50 per share and $21 million from Additional Swvl Exchangeable Notes at $9.10 per share and $55 million from Initial PIPE Subscription Agreements at $10 per share (assuming the satisfaction of the Additional EBRD Condition at or prior to the Closing Date). As a result, this presentation assumes that SPAC Public Shareholders exercise their redemption rights with respect to 28,157,500 SPAC Class A Ordinary Shares upon consummation of the Business Combination for an aggregate cash payment of approximately $281.6 million (based on a per share redemption price of approximately $10.00 per share) from the Trust Account, which held a fair value of marketable securities as of June 30, 2021 of approximately $345.1 million, thereby leaving a balance of $63.5 million in the Trust Account. The redemption of SPAC Class A Ordinary Shares does not impact the number of SPAC Public Warrants held by such redeeming SPAC Public Shareholders. Hence a total of 9,385,833 whole SPAC Public Warrants, valued at $7.9 million (using a value of $0.84 per SPAC Public Warrants as of September 30, 2021) are held by redeeming SPAC Public Shareholders (assuming that each redeeming SPAC Public Shareholder holds one-third of one SPAC Public Warrant for each SPAC Class A Ordinary Share that is being redeemed) which may be exercised to purchase Common Shares A of Holdings at $11.50 per share.

Scenario 3: Assuming Maximum Redemptions: This presentation assumes that SPAC Public Shareholders exercise their redemption rights with respect to 30,639,823 SPAC Class A Ordinary Shares upon consummation of the Business Combination for an aggregate cash payment of approximately $306.4 million (based on a per share redemption price of approximately $10.00 per share) from the Trust Account, thereby leaving a balance of $38.7 million in the Trust Account. Such number of redeemable shares is derived from the number of issued and outstanding SPAC Public Shares less the number of SPAC Public Shares held by the Key SPAC Shareholders that are subject to the non-redemption restrictions of the SPAC Shareholder Support Agreement and is based on the assumption that no such SPAC Public Shares are sold by the Key SPAC Shareholders prior to the date on which SPAC Public Shareholders must elect to exercise their redemption rights. This scenario would not be possible unless Swvl waives the minimum cash condition described above, and there can be no certainty that Swvl would waive such condition. Scenario 3 gives effect to all pro forma adjustments contained in Scenarios 1 and 2, as well as additional adjustments to reflect the effect of the additional redemptions. The redemption of SPAC Class A Ordinary Shares does not impact the number of SPAC Public Warrants held by such redeeming SPAC Public Shareholders. Hence, a total of 10,213,274 whole SPAC Public Warrants, valued at $8.6 million (using a value of $0.84 per warrant as of September 30, 2021) are held by redeeming SPAC Public Shareholders in this scenario (assuming that each redeeming SPAC Public Shareholder holds one-third of one SPAC Public Warrant for each SPAC Class A Ordinary Share that is being redeemed), which may be exercised to purchase Common Shares A of Holdings at $11.50 per share.

The future exercise of warrants outstanding after Closing in each redemption scenario discussed above, including those held by redeeming SPAC Public Shareholders, will increase the number of Common Shares A of Holdings eligible for future resale in the public market and may result in dilution to the holders of Holdings Common Shares A.

Upon Closing, the ownership of Holdings under each scenario is as follows:

	Scenario 1 Assuming no redemptions		Scenario 2 Assuming redemptions up to minimum cash condition		Scenario 3 Assuming maximum redemptions
Shareholders	Ownership in shares	% Ownership	Ownership in shares	% Ownership	Ownership in shares	% Ownership
Swvl Shareholders (1)	101,591,814	64%	101,591,814	78%	101,591,814	80%
SPAC Public Shareholders	34,500,000	22%	6,342,500	5%	3,860,177	3%
Sponsor (2)	8,625,000	6%	8,625,000	7%	8,625,000	7%
PIPE Investors (3)	13,160,633	8%	13,160,633	10%	13,160,633	10%
Grand Total	157,877,447	100%	129,719,947	100%	127,237,624	100%

(1)

The shareholding of Swvl excludes the impact of shares issuable under the earnout arrangement. In aggregate under each scenario, a maximum of 15,000,000 Holdings Common Shares A are issuable to Eligible Swvl Equityholders upon the occurrence of Earnout Triggering Events (i.e. achieving a share price of $12.50 (Triggering Event I), $15.00 (Triggering Event II) and $17.50 (Triggering Event III)) or earlier upon the Change of Control. Furthermore this number of shares also includes cash exercise of the Swvl Options by the Swvl Option Holders against which they are entitled to receive Holdings Common Shares A.

(2)	Consists of 8,625,000 of Holdings Common Shares A acquired by the Sponsor as holder of SPAC Class B Ordinary Shares in connection with the Business Combination.
(3)	The aggregate number of Holdings Common Shares A to be issued to the PIPE Investors assumes the satisfaction of the Additional EBRD Condition at or prior to the Closing Date.

The book value per share will vary based on the number of redemptions by redeeming SPAC Public Shareholders. For each of the above redemption scenarios, book value per share after the Transactions varies as follows:

	Swvl (Historical)	SPAC (Historical - Restated)	Pro Forma
			Scenario 1 Assuming no Redemptions	Scenario 2 Assuming redemptions up to the minimum cash condition	Scenario 3 Assuming maximum redemptions
As of June 30, 2021
Net assets (in thousands)(1)	($39,814)	($38,460)	$434,317	$155,558	$130,983
Total outstanding shares(6)	56,484	8,625,000	157,877,447	129,719,947	127,237,624
Book value per share (undiluted)(2)	($704.87)	($4.46)	$2.75	$1.20	$1.03
Net assets after exercise of warrants (in thousands)³			634,800	356,041	331,466
Total outstanding shares considering the exercise of SPAC Public and Private Placement Warrants[4]			175,310,780	147,153,280	144,670,957
Implied book value per share[5]			3.62	2.42	2.29

(1)	Net assets equals total equity excluding common stock subject to possible redemption.
(2)

Book value per share equals net assets divided by total shares outstanding. SPAC’s historical shares outstanding excludes 34,500,000 shares subject to redemption for SPAC at June 30, 2021. Swvl historical shares outstanding do not reflect the Swvl Merger Shares.

(3)

The net assets after the exercise of warrants are calculated as (i) net assets prior to the exercise of warrants; plus (ii) increase to the net assets resulting from the inflow of cash from the exercise of a total of 17,433,333 warrants including 11,500,000 SPAC Public Warrants and 5,933,333 SPAC Private Placement Warrants at an exercise price of $11.50 per share.

(4)	This reflects the total number of outstanding shares including the shares issued upon the exercise of the SPAC Public Warrants and SPAC Private Placement Warrants.

(5)

Book value per share equals net assets after exercise of the SPAC Public Warrants and SPAC Private Placement Warrants divided by total shares outstanding including the shares issued upon the exercise of SPAC Public Warrants and SPAC Private Placement Warrants.

(6)	Includes the aggregate number of Holdings Common Shares A to be issued to the PIPE Investors assuming the satisfaction of the Additional EBRD Condition at or prior to the Closing Date.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2021

(in thousands)

				Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Redemption up to the Minimum Cash Condition			Scenario 3 Assuming Maximum Redemptions
	Swvl (IFRS Historical)	Queen’s Gambit (US GAAP - Restated)	IFRS Policy and Presentation Alignment (Note 2)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
Non-current assets
Marketable securities held in Trust Account	—	345,075		(345,075)	E	—	—		—	—		—
Property, plant and equipment	524	—	—	—		524	—		524	—		524
Right-of-Use assets	1,059	—	—	—		1,059	—		1,059	—		1,059
Deferred tax asset	11,607	—	—	—		11,607	—		11,607	—		11,607
Total non-current assets	13,190	345,075	—	(345,075)		13,190	—		13,190	—		13,190
Current assets
Cash and cash equivalents	17,764	1,543	—	16,832	D	454,503	(281,575)	B	175,744	(24,823)	B	151,169
				345,075	E		2,816	H		248	H
				(9,996)	F
				121,500	G
				(38,215)	H
Accounts receivable	3,596	—	—	—		3,596	—		3,596	—		3,596
Prepaid expenses	212	818	—	—		1,030	—		1,030	—		1,030
Due from shareholder	26	—	—	—		26	—		26	—		26
Total current assets	21,598	2,361	—	435,196		459,155	(278,759)		180,396	(24,575)		155,821
Total assets	34,788	347,436	—	90,121		472,345	(278,759)		193,586	(24,575)		169,011
Commitments and Contingencies
Class A ordinary shares, $0.0001 par value; 30,330,143 shares subject to possible redemption at $10.00 per share		345,000	(345,000)	—		—
Liabilities and shareholders’ equity
Shareholders’ equity
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 8,625,000 shares issued and outstanding	—	1	—	(1)	B	—	—		—	—		—
Share capital (Holdings)	—	—	—	1	A	16	(3)	B	13	(0)		13
				4	B
				10	D
				1	G

				Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Redemption up to the Minimum Cash Condition			Scenario 3 Assuming Maximum Redemptions
	Swvl (IFRS Historical)	Queen’s Gambit (US GAAP - Restated)	IFRS Policy and Presentation Alignment (Note 2)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
Share capital (Swvl BVI)	88,882	—	—	(88,882)	D	—	—		—	—		—
Share premium	—	—	—	76,389	A	746,739	(281,572)	B	480,697	(24,823)	B	457,286
				306,536	B		12,714	C		1,164	C
				99,550	C		2,816	H		248	H
				162,353	D
				121,499	G
				(19,587)	H
Accumulated deficit	(155,338)	(38,461)	—	(9,172)	A	(313,464)	(12,714)	C	(326,178)	(1,164)	C	(327,342)
				38,461	B
				(99,550)	C
				(31,033)	D
				(18,372)	H
				—
Foreign currency translation reserve	1,026	—	—	—		1,026	—		1,026	—		1,026
ESOP reserve	25,616	—	—	(25,616)	D	—	—		—	—		—
Total Class A Ordinary Shares and shareholders’ equity	(39,814)	306,540	(345,000)	512,291		434,317	(278,759)		155,558	(24,575)		130,983
Non-current liabilities									—	—		—
End of Service Benefit liability	358	—	—	—		358	—		358	—		358
Lease liabilities	811	—	—	—		811	—		811	—		811
Deferred underwriting commissions	—	9,996	—	(9,996)	F	—	—		—	—		—
Derivative warrants liabilities	—	29,659	—	—		29,659	—		29,659	—		29,659
Class A ordinary shares, $0.0001 par value	—	—	345,000	(345,000)	B	—				—		—
Total non-current liabilities	1,169	39,655	345,000	(354,996)		30,828	—		30,828	—		30,828
Current liabilities									—
Accounts payable	6,349	174	—	(562)	A	5,705	—		5,705	—		5,705
				(256)	H
Tax liabilities	113	—	—	—		113	—		113	—		113
Lease liabilities	315	—	—	—		315	—		315	—		315
Accrued expenses	—	1,067	—	—		1,067	—		1,067	—		1,067
Derivative liability	38,956			(38,956)	A	—			—			—
Convertible notes	27,700	—	—	(27,700)	A	—	—		—	—		—
Total current liabilities	73,433	1,241		(67,474)		7,200	—		7,200	—		7,200

Total liabilities, shareholders’ equity and Class A Ordinary Shares	34,788	347,436	—	90,121		472,345	(278,759)		193,586	(24,575)		169,011

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2021

			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Redemptions up to the Minimum Cash Condition		Scenario 3 Assuming Maximum Redemptions
	Swvl (IFRS Historical)	SPAC’s (US GAAP)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined
Revenue	12,916	—	—		12,916	—	12,916	—	12,916
Cost of sales	(15,907)	—	—		(15,907)	—	(15,907)	—	(15,907)

Gross loss	(2,991)	—	—		(2,991)	—	(2,991)	—	(2,991)
General and administrative expenses	(34,029)	(1,619)	256	AA	(35,392)		(35,392)	—	(35,392)
Selling and marketing costs	(4,907)	—	—		(4,907)	—	(4,907)		(4,907)
Provision for expected credit loss	(427)	—	—		(427)	—	(427)	—	(427)
Other expenses	(518)	—	—		(518)	—	(518)		(518)

Operating loss	(42,872)	(1,619)	256		(44,235)	—	(44,235)	—	(44,235)
Finance income	44	75	(75)	FF	44	—	44	—	44
Loss on initial recognition on private warrants	—	(6,052)	—		(6,052)	—	(6,052)	—	(6,052)
Fair value gain/loss on warrants revaluation	—	(4,702)	—		(4,702)	—	(4,702)	—	(4,702)
Unrealised foreign exchange gains	—	—	—		—	—	—	—	—
Finance cost, net (including offering costs on warrants)	(39,554)	(488)	39,518	EE	(524)	—	(524)	—	(524)

Loss for the year	(82,382)	(12,786)	39,699		(55,469)	—	(55,469)	—	(55,469)
Tax loss	1,694	—	—		1,694	—	1,694	—	1,694

Net loss	(80,688)	(12,786)	39,699		(53,775)	—	(53,775)	—	(53,775)

Weighted average shares outstanding (in thousands)		Class A
Basic and diluted	56	30,497			157,877		129,720		127,238
Net (loss) per share ($)
Basic and diluted	(1,429)	(0.33)			(0.34)		(0.41)		(0.42)

Weighted average shares outstanding (in thousands)		Class B
Basic and diluted		8,494
Net (loss) per share ($)
Basic and diluted		(1.5)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020

			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Redemptions up to the Minimum Cash Condition			Scenario 3A Assuming Maximum Redemptions
	Swvl (IFRS Historical)	SPAC’s (US GAAP)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	17,312	—	—		17,312	—		17,312	—		17,312
Cost of sales	(26,414)	—	—		(26,414)	—		(26,414)	—		(26,414)

Gross loss	(9,102)	—	—		(9,102)	—		(9,102)	—		(9,102)
General and administrative expenses	(18,584)	(12)	(18,628)	AA	(167,806)	(12,714)	BB	(180,520)	(1,164)	BB	(181,684)
			(99,550)	BB
			(31,033)	CC
Selling and marketing costs	(4,727)	—	—		(4,727)	—		(4,727)			(4,727)
Provision for expected credit loss	(729)	—	—		(729)	—		(729)	—		(729)
Other expenses	(245)	—	—		(245)	—		(245)			(245)

Operating loss	(33,387)	(12)	(149,211)		(182,609)	(12,714)		(195,323)	(1,164)		(196,487)
Other income	590	—	—		590	—		590	—		590
Finance cost, net (including offering costs on warrants)	(84)	—	(234)	DD	(318)	—		(318)	—		(318)

Loss for the year	(32,881)	(12)	(149,445)		(182,337)	(12,776)		(195,051)	(1,164)		(196,215)
Tax loss	3,156	—	—		3,156	—		3,156	—		3,156

Net loss	(29,725)	(12)	(149,445)		(179,181)	(12,776)		(191,895)	(1,164)		(193,059)

Weighted average shares outstanding (in thousands)		Class B
Basic and diluted	55	7,500			157,877			129,720			127,238
Net (loss) per share ($)
Basic and diluted	538	—			(1.13)			(1.48)			(1.52)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed combined statement of financial position as of June 30, 2021 assumes that the Transactions occurred on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 present a pro forma effect to the Transactions as if they had been completed on January 1, 2020. These periods are presented on the basis that Swvl is the accounting acquirer.

The unaudited pro forma condensed combined financial information has been prepared using, and should be read in conjunction with, the following:

•

The historical audited consolidated financial statements of Swvl and of SPAC as of December 31, 2020, and for the year then ended and the related notes included elsewhere in this proxy statement/prospectus;

•

The historical unaudited condensed interim consolidated financial statements of Swvl as of June 30, 2021 and for the six months then ended and the related notes included elsewhere in this proxy statement/prospectus, adjusted for the restatement disclosed in the unaudited condensed interim financial statements of SPAC for the three and nine months ended September 30, 2021; and

•

The historical unaudited condensed interim financial statements of SPAC as of and for the three and six months ended June 30, 2021 included elsewhere in this proxy statement/prospectus after reflecting the restatements disclosed in the interim financial statements as of and for the three and nine months ended September 30, 2021.

The historical financial statements of Swvl have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The historical financial statements of SPAC have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). The historical financial information of SPAC has been adjusted to give effect to the differences between US GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information. The presentation and reporting currency of both Swvl and SPAC is the US Dollar.

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of Holdings after giving effect to the Transactions. Management has made estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Transactions are based on certain currently available information and certain assumptions and methodologies that Swvl management believes are reasonable under the circumstances. Adjustments in the unaudited pro forma condensed combined financial information, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Swvl and SPAC.

Deferred Underwriting Fees

As of June 30, 2021, approximately $10.0 million of deferred underwriting fees related to the IPO of SPAC are conditioned upon completion of an Initial Business Combination, which fees are not impacted by the size of such transaction or the various levels of redemptions associated therewith, which have been discussed below under ‘Basis of Pro Forma Presentation’. The following table illustrates the effective deferred underwriting fee on a per share basis for the total number of Holdings Common Shares A at for each redemption scenario.

	Scenario 1 No Redemptions	Scenario 2 Redemption up to the Minimum Cash Condition	Scenario 3 Maximum Redemptions
Total number of Common Shares A(2)	157,877,447	129,719,947	127,237,624
Deferred Underwriting Fees (thousands)	$10,000	$10,000	$10,000
Effective Deferred Underwriting Fee Per Share	$0.06	$0.08	$0.08
As a percentage of share value(1)	0.6%	0.8%	0.8%

(1)

The total effective deferred underwriting fee paid remains consistent in each redemption scenario, i.e. it is not impacted by the change in SPAC Class A Ordinary Shares converted to Holdings Common Shares A under each redemption scenario. Effective Underwriting Fee has been presented as a percentage of a share price of $10.00 per Holdings Common Share A.

(2)	The aggregate number of Holdings Common Shares A assumes the satisfaction of the Additional EBRD Condition at or prior to the Closing Date.

2. IFRS Policy and Presentation Alignment

The unaudited pro forma condensed combined financial information includes an adjustment to the historical financial information of SPAC to give effect to the differences between US GAAP and IFRS. The adjustment reclassifies SPAC Class A Ordinary Shares, subject to redemption from equity under US GAAP to non-current financial liabilities under IFRS.

3. Adjusted Balance Sheet of SPAC

The historical balance sheet reflected in the unaudited pro forma condensed combined statement of financial position as on June 30, 2021 includes the restated amounts for contingencies and commitments and shareholders’ equity as disclosed in Amendment No. 1 of SPAC’s Form 10-Q/A for the quarter ended September 30, 2021, filed with the SEC on November 24, 2021.

As of June 30, 2021	As Reported	Adjustment	As Restated
Class A Ordinary Shares subject to possible redemptions	301,539,440	43,460,560	345,000,000
Class A Ordinary Shares	435	(435)	—
Additional paid-in capital	17,796,443	(17,796,443)	—
Retained earnings (accumulated deficit)	(12,797,740)	(25,663,682)	(38,461,422)
Total shareholders’ equity (deficit)	5,000,001	(43,460,560)	(38,460,559)
Total Liabilities, Class A ordinary shares Subject to Possible Redemption and shareholders’ Equity (Deficit)	347,435,972	—	347,435,972

4. Pro-Forma Adjustments

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position

A)

Reflects the conversion of Swvl Convertible Notes (which are separate and distinct from the Swvl Exchangeable Notes issued to PIPE Investors) to Holdings Common Shares A. During the six months ended June 30, 2021, Swvl issued Swvl Convertible Notes, which resulted in $27.7 million in cash proceeds. Upon consummation of the Business Combination, Swvl Convertible Notes shall be converted into 7.7 million Holdings Common Shares A in accordance with the Business Combination Agreement. Conversion of the Swvl Convertible Notes results in an increase to share capital of approximately $1 thousand and a $76.4 million increase to share premium. Furthermore, the derivative liability recognized as an embedded derivative amounting to $39.0 million and interest payable on the Swvl Convertible Notes amounting to $0.6 million is reversed resulting in loss of $9.2 million being the difference between the fair value of (i) Swvl Convertible Notes and the related derivative liability; and (ii) Holdings Common Shares A issued against the Swvl Convertible Notes at the Closing.

B)

Reflects the exchange of issued and outstanding SPAC Class A Ordinary Shares, SPAC Class B Ordinary Shares, SPAC Public Warrants and SPAC Private Placement Warrants for Holdings Common Shares A and Holdings Warrants as applicable.

The number of Holdings Common Shares A issued in the exchange will vary under each scenario as follows:

•

Scenario 1 (Assuming no redemptions): Assuming no holders of redeemable SPAC Class A Ordinary Shares exercise their redemption rights, Holdings will issue 43,125,000 Holdings Common Shares A and will recognize share capital of $4 thousand and share premium of approximately $306.5 million. The historical equity and Class A ordinary shares subject to redemption of SPAC are eliminated, resulting in reductions to accumulated deficit of $38.5 million, Class B ordinary shares of $1 thousand and Class A Ordinary Shares subject to redemption of $345.0 million.

•

Scenario 2 Assuming redemptions up to Minimum Cash Condition): Assuming the holders of 28,157,500 redeemable SPAC Class A Ordinary Shares exercise their redemption rights resulting in a decrease of $281.6 million to the marketable securities held in Trust Account. Holdings issues 14,967,500 Holdings Common Shares A and will recognize share capital of approximately $1 thousand and share premium of $25.0 million. The historical equity and Class A ordinary shares subject to redemption of SPAC are eliminated, resulting in reductions to accumulated deficit of $38.5 million, Class B ordinary shares of $1 thousand and Class A Ordinary Shares subject to redemption of $345 million.

•

Scenario 3 (Assuming maximum redemptions)—Assuming the holders of 30,639,823 redeemable SPAC Class A Ordinary Shares exercise their redemption rights resulting in a decrease of approximately $306.4 million to the marketable securities held in Trust Account. Holdings will issue 12,485,177 Holdings Common Shares A and will recognize the share capital of $1 thousand and share premium of $141 thousand. The historical equity and Class A Ordinary Shares of SPAC subject to redemption are eliminated, resulting in reductions to accumulated deficit of $38.5 million, Class B ordinary shares of $1 thousand and Class A Ordinary Shares subject to redemption of $345 million.

C)

The Transaction is accounted for in accordance with IFRS 2 with an expense reflected for the difference between the fair value of Holdings Common Shares A issued to SPAC Shareholders as compared to the fair value of SPAC’s net assets contributed.

The estimated fair value of the equity instruments issued to SPAC Shareholders considers the impact of Holdings Common Shares A contingently issuable to Eligible Swvl Equityholders upon the occurrence of the Triggering Events or earlier, on the change of control in accordance with the earnout provisions. Please see the section entitled “The Business Combination — Earnout” for additional information on such provisions. This effect of the earnout reduces the fair value of Holdings Common Shares A issued to the

SPAC Shareholders. Since there is no service condition attached to these Earnout Shares, their impact is taken immediately by reducing the fair value of the Holdings Common Shares A issued to SPAC’s Shareholders.

The value of the expense recorded in accordance with IFRS 2 varies under each scenario as follows:

Scenario 1 - Assuming no redemptions

The fair value of share consideration of $409.3 million and SPAC’s net assets of approximately $309.7 million result in an excess of the fair value of the shares issued over the value of the net monetary assets acquired of approximately $99.6 million. Assuming no redemptions, the difference is reflected as a transaction expense of approximately $99.5 million for the services provided by SPAC in connection with the listing. The fair value calculation of approximately $409.3 million is based on the combined company estimated fair value derived from Holdings enterprise valuation of approximately $1.6 billion , after taking into account the earnout arrangement for Swvl Shareholders.

(in thousands)
Fair value of share consideration	$409,257
SPAC’s net assets	($309,707)
Transaction expense	$99,550

Scenario 2 - Assuming maximum redemptions up to Minimum Cash Condition

Assuming the maximum amount of redemptions, the fair value of share consideration provided to SPAC Shareholders and warrant holders reduces to $140.4 million and the amount of net assets contributed by SPAC decreases to $28.1 million, resulting in an excess of the fair value of shares issued over the net monetary assets acquired of approximately $112.2 million. The fair value calculation of approximately $140.4 million is based on the combined company estimated fair value derived from Holdings enterprise valuation of approximately $1.6 billion and the level of ownership that existing shareholders of Swvl will have in Holdings of approximately 78.3% after taking into account the earnout arrangement for Swvl Shareholders and redemptions by SPAC Shareholders.

(in thousands)
Fair value of share consideration	$140,395
SPAC’s net assets	($28,132)
Transaction expense	$112,263
Less: Transaction expense under no redemptions scenario	($99,549)
Additional transaction expense compared to Scenario 1	$12,714

Scenario 3 - Assuming maximum redemptions

Assuming the maximum amount of redemptions (which would require a waiver by Swvl of the minimum cash condition under the Business Combination Agreement), the fair value of share consideration provided to SPAC Shareholders and warrant holders reduces to $116.7 million and the amount of net assets contributed by SPAC decreases to $3.3 million, resulting in an excess of the fair value of shares issued over the net monetary assets acquired of approximately $113.4 million. The fair value calculation of approximately $116.7 million is based on the combined company estimated fair value derived from Holdings enterprise valuation of approximately $1.6 billion and the level of ownership that existing shareholders of Swvl will have in Holdings of approximately 80%, after taking into account the earnout arrangement for Swvl Shareholders and redemptions by SPAC Shareholders.

(in thousands)
Fair value of share consideration	$116,736
SPAC’s net assets	($3,309)
Transaction expense	$113,427
Less: Transaction expense under redemptions up to the minimum cash condition redemptions scenario	($112,263)
Additional transaction expense compared to Scenario 2	$1,164

The expense ultimately recorded by Swvl in accordance with IFRS may differ materially from the amounts presented in the unaudited pro forma condensed combined financial information, due to changes in the fair value of the equity of Holdings, including the value of Holdings Common Shares A and warrants to purchase Holdings Common Shares A.

D)

Reflects the adjustments to share capital and share premium after the contribution of Swvl’s shares outstanding to Holdings in exchange for 101,591,814 Holdings Common Shares A resulting in an increase to share capital and share premium of approximately $10 thousand and $162.4 million, respectively. Swvl’s historical share capital of $88.9 million is eliminated.

This adjustment also reflects the exercise of all Exchanged Options held by the Swvl Option Holders, resulting in increases to cash and cash equivalents and an additional increase to share premium of approximately $16.8 million. In connection with the exercise of these options, the employee share scheme reserve in the historical financial statements of Swvl is reversed, resulting in a reduction to the other reserves of approximately $25.6 million, while accumulated deficit increases by approximately $31.0 million to account for the accelerated vesting charge associated with the Exchanged Options.

E)	Reflects the reclassification of marketable securities held in Trust Account to cash and cash equivalents. These funds become available to the combined company following the Business Combination.

F)	Reflects the settlement of approximately $10.0 million in deferred underwriting commissions following consummation of the Business Combination.

G)

Reflects proceeds from the PIPE Financing, which results in additional cash proceeds of $121.5 million and corresponding increases in share capital and share premium of approximately $1 thousand and $121.5 million, respectively assuming the satisfaction of the Additional EBRD Condition at or prior to the Closing Date.

H)

Reflects preliminary estimated transaction costs expected to be incurred by Swvl and SPAC of approximately $24.1 million and $14.1 million, respectively, for advisory, banking, printing, legal and accounting fees incurred as part of the Business Combination. $19.6 million out of the total transaction costs represent equity issuance costs and have accounted for as a reduction from share premium while $18.6 million has been accounted for as an expense (out of which an amount of $0.26 million had already been accrued in the historical condensed interim consolidated statement of financial position of Swvl, hence an adjustment of $18.4 million has been reflected accordingly), and has been reflected as an increase in the accumulated deficit. Following are the details of the transaction costs for Swvl and SPAC:

For SPAC’s transaction costs, $0.6 million represents equity issuance costs related to the PIPE Financing, which is reflected as a reduction in share premium. The remaining amount of $13.5 million is reflected as an increase to the accumulated deficit. These costs have been excluded from the unaudited pro forma condensed combined statement of operations. SPAC’s estimated transaction costs excludes the deferred underwriting commissions as described in (F) above which has been accrued as of the pro forma balance sheet date as described in note 3.

For Swvl’s transaction costs, approximately $0.3 million of these fees have been incurred and accrued in the historical financial statements as of June 30, 2021. These accrued fees have been reversed in the unaudited pro forma condensed combined statement of financial position as of June 30, 2021 and in the unaudited pro forma condensed combined statement of comprehensive income for the six months ended June 30, 2021 resulting in a decrease of $0.3 million to the accounts payable, accruals and other payables and a decrease to the accumulated deficit of $0.3 million. $18.9 million, $16.2 million and $15.9 million represents transaction costs related to capital markets and accounting advisory services, legal fees and investment bankers’ fee with respect to the Business Combination assuming no redemptions, redemptions up to the minimum cash condition and maximum redemptions, respectively. The fees paid to the investment bankers by Swvl varies with the funds being contributed to Holdings through the Trust Account maintained by SPAC, hence the total transaction cost for Swvl varies under the different redemptions scenarios. The remaining amount of approximately $5.1 million, assuming no redemptions and maximum redemptions, respectively, is included as an expense through accumulated loss and is reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 as discussed in (AA) below.

It is assumed that these transaction costs will be paid subsequent to the Closing Date and hence the cash and cash equivalent will decrease by $38.2 million.

The following tables summarize the above mentioned transaction costs and the related treatment within the unaudited pro forma condensed combined financial information:

Estimated SPAC transaction costs	Assuming no redemptions	Assuming redemptions up to Minimum Cash Condition	Assuming maximum redemptions
	$ (in thousands)
Transaction costs eligible for capitalisation	590	590	590
Transaction costs expensed as incurred(1)	13,500	13,500	13,500
Total SPAC transaction costs	14,090	14,090	14,090

1)

Consistent with the accounting for a capital raising transaction by Swvl, such costs are excluded from the unaudited pro forma condensed combined statement of operations, but are reflected as a reduction of the net assets of SPAC when calculating the IFRS 2 expense.

Estimated Swvl transaction costs	Assuming no redemptions	Assuming redemptions up to Minimum Cash Condition	Assuming maximum redemptions
	$ (in thousands)
Transaction costs eligible for capitalisation (1)	18,997	16,181	15,933
Transaction costs expensed as incurred	5,127	5,127	5,127
Total Swvl transaction costs	24,124	21,308	21,060

1)

Direct and incremental transaction costs related to the Business Combination were allocated on a pro rata basis between the Holdings Shares issued to former SPAC Shareholders, which were charged directly to equity, and Swvl Shareholders, which were charged to expense.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 are as follows:

(AA)

Reflects the estimated transaction costs of approximately $18.6 million to be expensed and incurred by Swvl and SPAC, assuming no redemptions, redemptions up to minimum cash condition and maximum redemptions scenarios respectively, as part of the Business Combination, as described in (H), which are reflected entirely in the year ended December 31, 2020 in the unaudited pro forma condensed combined statement of operations, the earliest period presented. This adjustment also reflects the reversal of transaction costs of $0.2 million originally recorded as an expense in the condensed interim consolidated statement of comprehensive income of Swvl, which are reflected as an expense in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, the earliest period presented.

(BB)

Represents approximately $99.6 million, $112.3 million and $113.4 million of expense recognized assuming no redemptions, redemptions up to minimum cash condition and maximum redemptions scenarios, respectively, in accordance with IFRS 2 as discussed in adjustment C above , for the difference between the fair value of Holdings Common Shares A and the fair value of SPAC’s identifiable net assets (including the SPAC Public Warrants and SPAC Private Placement Warrants) after taking into account the impact of the earnout arrangement. These costs are a nonrecurring item.

(CC)	Reflects the accelerated vesting amounting to $31.0 million associated with the Exchanged Options, assuming an exercise date of January 1, 2020, as described in (D).

(DD)

Reflects the recognition of offering costs relevant to SPAC Private Placement Warrants and other related miscellaneous expenses amounting to $0.2 million in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020.

(EE)

Reflects the reversal of interest on Swvl Convertible Notes accrued for the six months ended June 30, 2021 amounting to $0.6 million and the reversal of loss recognized upon the recognition of derivative liability amounting to $38.9 million.

(FF)	Reflects the reversal of interest income earned on the Trust Account balance by SPAC for the six months ended 30 June, 2021 amounting to $75 thousand.

4. Net loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and related transactions, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented. As Holdings was in a net loss under both scenarios for the year ended December 31, 2020, giving effect to outstanding SPAC Public Warrants and SPAC Private Placement Warrants was not considered in the calculation of diluted net loss per share, since the inclusion of such SPAC Public Warrants and SPAC Private Placement Warrants would be anti-dilutive. The 15,000,000 Earnout Shares are subject to certain share price targets such that they are not determined to be participating securities at issuance, and are not included in the calculation of pro forma EPS for the year ended December 31, 2020.

The unaudited pro forma condensed combined financial information has been prepared assuming three alternative levels of redemption of SPAC Public Shares:

	Assuming no Redemptions (1)	Assuming redemptions up to the minimum cash condition (2)	Assuming maximum redemptions (3)
For the six months ended June 30, 2021
Net loss per share
Pro forma net loss ($ in thousands)	(53,775)	(53,775)	(53,775)
Weighted average shares outstanding ¹	157,877	129,720	127,238
Net loss per share (basic and diluted	(0.34)	(0.41)	(0.42)
For the year ended December 31, 2020
Net loss per share
Pro forma net loss ($ in thousands)	(179,181)	(191,895)	(193,059)
Weighted average shares outstanding (basic and diluted) (in thousands) ¹	157,877	129,720	127,238
Net loss per share (basic and diluted	(1.13)	(1.48)	(1.52)
Weighted average shares outstanding (basic and diluted) (in thousands) (applicable to both December 31, 2020 and June 30, 2021)
Swvl Shareholders	101,592	101,592	101,592
SPAC Public Shareholders	34,500	6,243	3,861
Sponsor	8,625	8,625	8,625
PIPE Investors ¹	13,160	13,160	13,160
Total	157,877	129,720	127,238

(1)	The aggregate number of Holdings Common Shares A assumes the satisfaction of the Additional EBRD Condition at or prior to the Closing Date.

INFORMATION ABOUT SWVL

Unless the context otherwise requires, all references in this section to “we”, “us” or “our” refer to the business of Swvl Inc. and its subsidiaries prior to the Business Combination.

Overview

We are a technology-driven disruptive mobility company that aims to provide reliable, safe, cost-effective and environmentally responsible mass transit solutions. Our mission is to identify and solve inefficiencies associated with low-quality or sometimes non-existent public transportation infrastructure in urban areas that are in critical need of such services. Our technology and services provide commuters, travelers and businesses with a valuable alternative to traditional public transportation, taxi companies or other ridesharing companies. Through our Swvl platform, we provide thousands of riders per day with a dynamically-routed self-optimizing network of minibuses and other vehicles, helping people get where they need to go.

Our core product is our B2C Swvl Retail offering, which provides riders with a network of minibuses and other vehicles running on fixed or semi-fixed routes within cities. Commuters use our Swvl mobile application to book rides between pre-defined pick-up points located throughout the city. Our service is powered by a suite of proprietary technologies that regularly optimize routing, predict rider demand, set pricing and provide a seamless user experience for customers and drivers. We believe that our platform offers a transportation alternative that is more efficient, reliable and safe than traditional public transportation options, at an accessible price point. This has allowed us to grow our business rapidly. As of September 30, 2021, more than 1.8 million users have booked more than 61 million rides on Swvl.

With our Swvl Travel offering, riders can book rides on long-distance intercity routes on either vehicles available exclusively through the Swvl platform or through third-party services marketed through Swvl.

Leveraging the technology that we use for our Retail and Travel offerings, we also offer “transport as a service” (“TaaS”) enterprise products (marketed as Swvl Business) for businesses, schools, municipal transit agencies and other customers that operate their own transportation programs. These products include, among other things, access to our Swvl Business platform, use of our proprietary technologies, consulting and reporting services and use of the vehicles and drivers on our network to operate such transportation programs. We package our TaaS products to meet the specific needs of each customer. As of July 31, 2021, more than 100 companies across diverse industries, including technology, finance, food and beverage, consulting and healthcare, use our TaaS products. We also announced plans to expand our Swvl Business offering by introducing “software as a service” (“SaaS”) products in 2022, which will allow customers with their own vehicle fleets to utilize the benefits of our platform and technologies.

Our business was founded on February 8, 2017 by Mostafa Kandil, our Chief Executive Officer, Mahmoud Nouh and Ahmed Sabbah. We launched our first commuter services in Cairo, Egypt in March 2017, before expanding to Alexandria, Egypt the same year. As of July 31, 2021, we have expanded our operations to more than 60 cities across seven countries, with our core Retail offering available in select cities in Egypt, Kenya, Pakistan and Jordan. In January 2019, we commenced operations in Nairobi, Kenya. In the second half of 2019, we commenced operations in major cities in Pakistan, including Lahore, Islamabad and Karachi, and relocated our headquarters from Egypt to Dubai, United Arab Emirates. In 2020 and 2021, we also launched TaaS offerings in the United Arab Emirates, Jordan, Saudi Arabia and Malaysia.

The following is a summary of the jurisdictions in which our offerings are available, as of July 31, 2021:

Swvl Offering	Countries / Cities Offered

Swvl Retail	• Egypt (Alexandria, Cairo) • Kenya (Nairobi) • Pakistan (Islamabad, Karachi, Lahore) • Jordan (Amman)
Swvl Travel	• Egypt (17 cities) • Kenya (13 cities) • Pakistan (23 cities)
Swvl Business	• Egypt (Alexandria, Cairo) • Kenya (Nairobi) • Pakistan (Islamabad, Karachi, Lahore) • Jordan (Amman) • Saudi Arabia (7 cities) • United Arab Emirates (Dubai) • Malaysia (Johor)

On August 19, 2021, we announced a definitive agreement to acquire a controlling interest in Shotl Transportation, S.L. (“Shotl”), a mass transit platform that partners with municipalities and corporations to provide on-demand bus and van services across Europe, South America and the Asia-Pacific region. The transaction closed on November 19, 2021. The Shotl acquisition will expand Swvl’s footprint into 22 additional cities in 10 countries across Europe, South America and the Asia-Pacific region, including Spain, Germany, France, the United Kingdom, Italy, Brazil and Japan, rapidly accelerating Swvl’s expansion timeline.

On November 16, 2021, we announced a definitive agreement to acquire a controlling interest in Viapool Inc. (“Viapool”), a mass transit platform currently operating in Buenos Aires, Argentina and Santiago, Chile. The transaction closed on January 14, 2022. The Viapool transaction is expected to create a strong foothold for Swvl in Latin America, a key geography for our expansion plan and an attractive entry point ahead of planned wider expansions in Brazil and Mexico.

Market Opportunity and Competitive Advantage

We believe that traditional modes of public transportation represent a rigid and outdated approach to the needs of the modern world. Particularly in developing countries, existing mass-transit infrastructure often suffers from a combination of being inaccessible, unreliable and unsafe. Urban populations in such countries are often unserved or underserved by public transportation networks. Where access to public transportation is available, many commuters must endure long wait times and inconsistent or delayed service. In turn, commuters and society at large waste hours waiting for transportation. In addition, mass-transit networks often fail to provide a safe travel environment – particularly for women. Overcrowding on vehicles can expose riders to a greater risk of sexual harassment, assault or theft. In fact, the Asian Development Bank’s 2015 report, Policy Brief: A Safe Public Transportation Environment for Women and Girls, found that 78% of women surveyed in Karachi reported being harassed on public transport at least once over the preceding year.

Alternatives to public transportation are also inaccessible for many commuters. In the markets we serve, such as Egypt and Pakistan, taxi companies and other ridesharing companies generally cater to wealthier customers. While more convenient and safer than public transportation, high prices (even with discounts and promotions) may put these services out of reach for many commuters.

Swvl’s B2C retail strategy is to create new options for mass-transit by occupying the space between traditional public transportation and expensive private options to attract ridership to our platform:

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Reliability: In some of our markets, it is common for public buses to wait at stops until buses are full, resulting in unpredictable scheduling and long delays. Because our vehicles operate through a booking system, drivers know exactly how many passengers will board at a given pre-defined pick-up point and do not wait to collect additional riders. We also gather and analyze large amounts of traffic data in the cities we serve to predict travel conditions, which allows riders to receive estimated pickup and arrival times, as well as track their vehicle in real time. In the first half of 2021, we maintained an average monthly first station reliability rate of approximately 95%, meaning that drivers using our platform arrived on-time (i.e., within five minutes of the estimated time) at the first pick-up point of their daily routes approximately 95% of the time.

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Convenience: Optimized route planning and scheduling allow us to create and update routes that react to and satisfy rider demand, in contrast to public transportation that operates solely on fixed routes. This means we can ensure that our riders have convenient access to pick-up points. In June 2021, the average rider walk time to a pick-up point for our Cairo retail offering was approximately 8 minutes, slightly improved from the approximately 9 minutes average rider walk time in June 2020. Our Swvl application allows riders to make bookings up to five days in advance, and we offer payment by cash, credit card or digital wallet.

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Safety: Safety is an essential part of our value proposition. We recognize that consumers in the markets we serve often feel unsafe on public transportation. We have built our user experience around functionalities designed to increase safety. Our one-passenger-per-seat booking system avoids overcrowding on our vehicles, reducing the likelihood of harassment, assault and theft during rides. Unlike public transportation, the fact that each rider has a unique user account facilitates identification of riders acting improperly, thereby increasing accountability and incentivizing good conduct. Through our Swvl application, riders can share their live ride status with others. We also partner with insurance companies to provide in-ride medical insurance to all riders and drivers using our platform in Egypt and maintain dedicated teams to respond to critical incidents. Our driver engagement procedures are also designed to ensure the safety of our riders, including by requiring drivers using our platform in Egypt and Jordan to submit recent criminal record checks and drug tests as part of their engagement process. In order to help ensure the health and safety of drivers and riders using our platform during the COVID-19 pandemic, we ran SMS-based campaigns to educate drivers using our platform on heightened safety measures.

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Comfort: We also differentiate our customer experience on the basis of comfort. Riders are guaranteed a seat, which eliminates crowding and the need to stand during rides. All vehicles must meet specific criteria relating to age, distance traveled, maintenance history and overall condition before being allowed to operate on our platform.

•	Value: Our services are priced to be accessible to a large rider base and cheaper than taxis or other ridesharing companies in the markets we serve.

Our main source of competition is public transportation. We strive to harness the competitive advantages of our offerings described above to convert users of public transportation into users of our platform. We also compete against taxi companies and traditional ridesharing platforms, such as Uber. By offering comfortable, reliable and safe rides at an accessible price point, our offerings aim to attract users of single-rider services by offering a lower-cost alternative that offers a better rider experience than public transportation.

In the markets we serve, the mass-transit ridesharing industry is a relatively new phenomenon, and as a result there are a small but growing number of businesses that offer services equivalent to ours. Examples of such businesses include Via, Flixbus and Shuttl. We believe that the technology powering our offerings (please see the section entitled “Our Technology” below), as well as our early entry into the mass-transit ridesharing space (and the network effects that such early entry enables), have allowed and will allow us to scale our business efficiently, in turn enabling us to create and maintain a strong competitive position in the markets in which we operate.

In addition to our B2C business, we have expanded our market opportunity by targeting corporate clients through our Swvl Business (TaaS) offerings. We believe Swvl Business products offer a comprehensive solution to the inefficiencies that commonly affect businesses (as well as schools and municipalities) operating commute and travel programs for their employees (and students). Many companies rely on large vehicle fleets to compensate for unoptimized and rigid routing. Poor fleet utilization – such as using large buses to accommodate a relatively small number of passengers – drives up per-rider costs. Traditional dispatching infrastructure and the associated administrative burdens, including manual data collection, invoice reconciliation and inconsistencies in records, contribute to costly and time-consuming process management. With our TaaS and SaaS offerings, we compete with other ridesharing companies, such as Via.

We also believe the diversity of our offerings is a key competitive advantage. Whereas other companies in the ridesharing industry focus on one or two product categories (such as intracity and intercity B2C offerings), our offerings include intracity (i.e., Retail) and intercity (i.e., Travel) B2C offerings as well as B2B offerings, which provide our business with multiple avenues for growth.

Offerings

We currently serve the customers on our platform through two offerings: “business to consumer”, comprised of Swvl Retail and Swvl Travel, and “business to business”, which includes our TaaS model.

Swvl Retail

Our core product is our Swvl Retail offering. Using our platform, we provide riders with a network of minibuses and other vehicles that operate on fixed and semi-fixed routes throughout the cities we serve. Riders book seats on vehicles available exclusively through Swvl to commute within a city. Riders can book journeys up to five days in advance and pay a fixed rate, determined based on ride distance and anticipated demand, with the option to pay in cash or by credit card or digital wallet. Riders manage their user experience via the Swvl mobile application, through which riders can access and book available trips, track vehicles in real-time, receive an estimated pick-up time, manage payments and access customer support services.

Swvl Travel

With Swvl Travel, riders book and take intercity, long-distance trips on either vehicles available exclusively through the Swvl platform or with third-party services marketed through Swvl in exchange for a commission. We also opened and manage a physical Swvl Travel shop in Hurghada, Egypt, which allows riders to book intercity trips in person in a convenient location for frequent travelers.

Swvl Business (TaaS and SaaS)

In addition to our B2C offerings, we have worked to develop ways of diversifying our revenues and identifying potentially higher-margin offerings. The result is our B2B TaaS and SaaS products, marketed together as Swvl Business.

Swvl Business enables our corporate customers (as well as schools and municipalities) to use Swvl’s technology and platform to optimize the commute and travel programs they operate for their employees (and students). Since Swvl Business uses technology already developed for our B2C offerings, its development and deployment does not (and did not) impose significant additional R&D costs on our business. Our TaaS offerings are targeted at companies that do not operate their own vehicle fleets. With TaaS, we offer dedicated routes (for use exclusively by the organization’s employees and students) using vehicles and drivers already operating on Swvl to transport employees and students to and from their places of work and study. Unlike our B2C offerings, pricing, routing and vehicle allocation are fixed in our agreements with each customer, and only drivers that meet the criteria set forth in these agreements are dispatched to operate on the applicable TaaS routes. Our customers typically pay for our TaaS offerings on a per route basis, with pricing determined based on the length and location of such route and without regard to the number of riders on such route.

We intend to expand our Swvl Business offerings with SaaS in 2022. Our SaaS offerings will be targeted at corporate customers (as well as schools and municipalities) that operate their own vehicle fleets, with specific services tailored to the needs of each customer. Our basic offerings will include access to our dedicated Swvl Business application, which centralizes passenger management, billing, scheduling, data analytics and support functions in one platform. At higher service tiers, we will provide the use of our network optimization and Dynamic Routing technologies as described below, as well as access to our fleet management modules, which will enable our customers to more easily manage their drivers and track their rides. We also plan to offer consulting and reporting services. We intend to use a tiered cost-plus pricing model for our SaaS products.

As our B2B customers do not pay for TaaS and SaaS services on a per rider or per utilized seat basis, Swvl does not assume any utilization risk on such offerings. As a result, we anticipate that TaaS and SaaS have the potential to be higher-margin offerings, which would allow us to enhance our margins.

Our Technology

Our technology is a critical component of our business proposition. Our ability to provide a seamless experience for our riders and drivers, to effectively predict rider demand, to create efficient, high-Utilization route plans and to price our offerings accordingly depends on ongoing innovation and the effectiveness of our data analysis, modeling and algorithms.

Our technology and business model also depend in part on our relationships with third party product and service providers. For example, we rely on third parties to fulfill various marketing, web hosting, payment, communications and data analytics services to support our platform. We also incorporate third party software into our platform. When selecting third party technology providers, we focus on affordability, reliability, efficiency, optimization and cohesion with our platform, and believe our existing relationships with such providers are critical to our ability to execute our business strategy.

Access to Our Platform

Drivers and riders that utilize our platform do so through our mobile application. Riders use our application to access available trips, select pick-up and drop-off locations, schedule trips in advance and to pay. In addition, riders can use our application to track their vehicle in real time or quickly view the walking route and time to their scheduled pick-up point. Drivers use our mobile application to access upcoming and past trips, check riders in and out of their vehicle and access training modules and support.

Demand Identification and Prediction

We use our proprietary network optimization model to create, optimize and effectively price the routes we offer. This model employs machine learning algorithms to predict and identify latent and existing demand within cities. Our algorithms segment cities into equally-sized areas that serve as the basic unit of analysis we use to build our network. We run regression analyses to identify major demand pairings between segments, and use in-app search data and other tools, such as mobile data and social media, to understand the potential magnitude of riders’ movement between these segments. This process allows us to determine where to run new routes, where to reactivate discontinued routes and where to add or remove capacity.

Route Creation and Optimization

Based on this demand identification and prediction analysis, our proprietary, machine learning and regularly adapting model defines optimal routes to maximize conversion of demand into ridership, minimize overlap between routes, minimize walking distance to our pick-up points and define the right time to deploy vehicles. An algorithm then automatically sets vehicle routes and pick-up points in a manner designed to maximize vehicle Utilization and earnings and to pair drivers with routes that are convenient to their location in the city. Our monthly Utilization rate, measured as the Total Bookings in a given month divided by Total Available Seats in such month, was approximately 82% in June 2021, up from approximately 78% in January 2021.

In an attempt to ensure maximum vehicle Utilization and driver convenience and to minimize per-kilometer costs, we also use machine learning algorithms to “stitch” multiple routes into a single daily plan for each vehicle. Each plan consists of two to six separate routes, allocated to vehicles to minimize travel time between the end of one route and the beginning of another. The routes that comprise a single plan may consist of Swvl Retail, Swvl Travel or Swvl Business (TaaS) routes. By sequencing routes this way, we are able to increase the time drivers spend on routes (as opposed to moving between routes) and thereby increase the revenue vehicles using our platform can produce each day. The plan-creation algorithm is also designed to ensure that the end point of each plan is proximate to the starting point, which helps to minimize the time vehicles spend unutilized as drivers return home and to keep drivers using our platform. We believe that this planning function has helped to maintain strong rates of driver retention.

For example, in our Cairo retail market, our median 30-day rolling driver retention rate between January 1, 2019 and June 30, 2021 was approximately 82%. We calculate this rate on a daily basis, by dividing the number of drivers who used the Swvl platform in the preceding thirty days (i.e., T to T-30) by the number of drivers who used the Swvl platform in the thirty days preceding that (i.e., T-30 to T-60). Our average 30-day rolling driver retention rate in the Cairo retail market fluctuated from approximately 86% in fiscal year 2019 to approximately 71% in fiscal year 2020 to approximately 76% in the first half of 2021, with the reduction in fiscal year 2020 driven primarily by the effects of COVID-19.

Once plans are created, their allocation is determined at the beginning of each week using a smart assignment system. Using our platform, drivers (or the third party vehicle operators that employ them) bid on their desired route plan based on their pricing, scheduling and location preferences. A recommendation engine matches the plans with each driver or vehicle operator based on these preferences and expected overall cost (including the bid price). High-performing drivers and vehicle operators also receive preference for more convenient route plans and are eligible for bonus payments.

Dynamic Routing

We also employ Dynamic Routing, a proprietary computational algorithm, to enable us to adapt to emerging demand pockets as our vehicles move through a city. Dynamic Routing creates new, temporary pick-up points near prospective riders, and updates routing accordingly in real-time to maximize demand capture. By creating new pick-up points close to prospective riders, Dynamic Routing reduces walking distances to such points, increasing the likelihood a rider will book a particular ride. In determining whether to update a route, Dynamic Routing ensures that any route updates do not result in breaches of estimated arrival times quoted to riders already aboard.

Pricing

We employ a proprietary machine learning model to dynamically set pricing for rides and maximize per-vehicle revenue, akin to the models used in the airline industry. We use a variety of data, such as expected vehicle Utilization at the time of ride, user convenience (measured as the median walk to station time for each ride search), user churn probability (an estimate of the likelihood of a user to significantly decrease his or her number of bookings based on historical data, built through a machine learning algorithm) and other variables, to determine the appropriate price point and to update pricing in real time. For example, ride pricing is increased during peak hours where an increase is not expected to impact overall Utilization, and prices are decreased during periods of low demand to increase Utilization and revenue.

Our per rider Total Ticket Fares generation has increased over time. To measure per rider Total Ticket Fares generation, we calculate the per rider Total Ticket Fares generated by all new riders (i.e., those riders using Swvl for the first time) in a given month and track the per rider Total Ticket Fares attributable to those specific riders in subsequent months. For instance, in Cairo, a cohort comprised of all new riders that joined our platform in January 2019 generated $6.10 of Total Ticket Fares per rider in such month and began generating in excess of $13.00 of Total Ticket Fares per rider only in their seventh month on the platform. A similar cohort comprised of all new riders that joined our platform in January 2021 generated $6.70 of Total Ticket Fares per rider in such month, but began generating in excess of $13.00 of Total Ticket Fares per rider in the very next month. We believe that dynamic pricing has helped contribute to this per rider Total Ticket Fares generation growth.

Fleet Management

Our technology also includes backend software that we use to support our drivers with various features on our platform, including training modules, trip management, rider check-in and checkout at pick-up and drop-off locations and 24/7 support. For our SaaS offering, among other things, we intend to provide similar fleet management services to corporate customers (as well as schools and municipalities) that operate their own vehicle fleets by granting such customers access to these features on our platform. For example, we intend to include a driver management module that allows such customers to add, train and manage their driver employees on the platform, edit driver information, and collect relevant documents, in addition to providing payment configurations and customer support. We also intend to include a ride management module that allows such customers access to features related to configuring, pricing, monitoring, distance and time tracking, and backup management in the event a driver does not arrive at a pickup or drop-off location.

Vehicles and Drivers

Our business model depends on having a sizable network of drivers who use our platform available for our riders. As Swvl does not itself own any vehicles or employ any drivers, we rely on individual drivers with their own vehicles and third party vehicle operators that own or lease vehicles and employ drivers.

As a result, we have strived to create a seamless user experience for drivers and vehicle operators that incentivizes continued use of our platform. Individual drivers and third party vehicle operators have access to a dedicated mobile application that allows them to bid on preferred route plans and to have visibility of their expected earnings. Drivers and vehicle operators are matched with route plans on the basis of their preferences and overall cost. To incentivize performance, high-performing drivers and vehicle operators are more likely to be matched to their preferred route plan. Drivers (or the vehicle operators that directly employ them) are paid on a fixed, per route basis, which means their earnings are not tied to the number of riders aboard at any given time.

We believe our development of route optimization technology provides a key incentive for vehicle operators and drivers to use our platform. By optimizing our plans, cross-dispatching across B2C and TaaS routes and reducing the amount of time drivers spend moving between routes (as well as assigning routes so that drivers complete their route plans near their homes), we are able to increase the number of drivable routes per day and maximize earnings. We believe this has contributed to our strong rates of driver retention.

In addition, we aim to offer a safe, clean and comfortable travel environment for our riders. Vehicles must meet specific criteria relating to age, distance traveled, maintenance history and overall condition before being allowed to operate on our platform. When new drivers first begin to use our platform, they are similarly subject to various screening procedures. Each driver utilizing our platform is required to hold a commercial license to operate their vehicles and complete our engagement process. Drivers are also held to strict standards of conduct while driving on our platform.

Growth Strategy

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Geographic Expansion: We aim to become the pre-eminent mass-transit provider in emerging and developed markets. Our growth strategy is to identify opportunities for market entry in countries and cities where we can leverage the competitive advantages of our technology and platform. We examine factors such as total addressable market size and average fare per trip to assess whether expansion offers a viable path to profitability. We also review the quality of existing public transportation infrastructure to assess ease of market penetration and convertibility of public transportation users to our platform. For our Swvl Travel offering, we also assess factors such as the number of large cities in a country and the frequency of intercity travel to understand potential market size. Other considerations, such as ease and cost of doing business, as well as political stability, also factor into our expansion planning. We follow a standardized plan for market entry, premised on rapid commencement of operations and building scale across similar socio-economic blocks and regions. Our roadmap for geographic expansion as of the date of this proxy statement/prospectus is summarized below, but we continuously evaluate organic and inorganic growth opportunities to determine the optimal path to efficient expansion.

Illustrative timeline to reflect sequencing of market entry. DE/UK/FR refers to Germany, United Kingdom, France. PH/MY refers to Philippines, Malaysia.

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Continued Innovation: We are consistently working to improve our proprietary technology. As our optimization of demand prediction, routing and pricing improves, our user base, Utilization rates and customer experience are expected to improve. We expanded our overall Utilization rate from 48% in January 2018 to 83% in September 2021, while reducing inefficiency costs and improving our margins. We believe that this innovation is essential to our success and profitability.

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Category Expansion: We frequently consider how our core assets – our technology, access to a large vehicle fleet and customer base – can be leveraged to generate new streams of revenue while minimizing incremental R&D costs.

Marketing

Our marketing strategy is focused on expanding ridership in existing markets while rapidly accelerating brand awareness in new territories. We utilize a multi-channel approach, built on a foundation of digital marketing, to develop awareness of our offerings and expand our user base.

Since drivers and riders using our platform are internet-connected, we believe a digital-focused marketing approach offers the most effective means of accessing our target demographics in a cost-effective manner. Our advertising is conducted primarily through social media campaigns and placed web advertisements. We also rely on search engine optimization and application marketplace optimization tools to build and maintain the prominence of our brand. We offer various incentives from time to time, such as promotions for new riders and discounts for bulk purchases or specific trips. We also operate a referral program that offers incentives for riders to refer new users.

In new markets, we also advertise our offerings through offline advertising, such as billboards and events at public venues (such as shopping malls) where we host promotional events, giveaways and conduct in-person account activations.

In addition to the above, our marketing team is responsible for developing and maintaining partnerships with other businesses, such as telecom companies, which allows us to deploy promotions and incentives to the customers of such businesses.

Intellectual Property

The protection of our technology, including as described above under “Our Technology”, and other intellectual property is an important aspect of our business. We seek to protect our intellectual property through trademark and copyright laws as well as confidentiality agreements, other contractual commitments and security procedures. We enter into confidentiality and intellectual property assignment agreements with certain employees to control access to, and clarify ownership of, our technology and other proprietary information. We regularly review our technology development efforts and branding strategy to identify and assess options for protection of new intellectual property.

Intellectual property laws, contractual commitments and security and technical procedures provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, intellectual property laws vary from country to country, and we have not sought intellectual property registrations outside of Egypt. Therefore, in other jurisdictions, we may be unable to adequately protect certain rights in our proprietary technology, brands, or other intellectual property from use by unauthorized entities or individuals. Please see the section entitled “Risk Factors—Risks Related to Regulatory and Legal Factors—Failure to protect or enforce Swvl’s intellectual property rights could harm Swvl’s business, financial condition and results of operations.”

Data Protection and Privacy

Swvl has made commitments to protect and respect the personal data and privacy of all of our external users. Our business depends on the collection, storage, transmission, use and processing of personal data of Swvl’s users’ and other sensitive information. As a result, our ability to protect such data and comply with the numerous laws, rules and regulations related to the collection, storage, transmission, use and other processing of such data is integral to our operations.

We are in the process of developing systems and processes that are designed to protect users’ data, prevent data loss and prevent other privacy or security breaches. These measures, however, cannot guarantee security and may not be effective against all cyberattacks or breaches. For example, in July 2020, by exploiting a breach in certain third-party software used by Swvl, unauthorized parties gained access to a Swvl database containing personal data of its riders. While such breach has not had a material impact on Swvl’s business or operations and Swvl has since implemented measures to prevent a similar data breach, unauthorized parties may further exploit the breached information and may in the future gain access to Swvl’s systems or facilities through various other means.

We are also obligated to comply with all applicable laws, regulations and other obligations relating to privacy, data protection and information security. These laws, rules and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement, and may be inconsistent from one jurisdiction to another and may conflict with each other. Nevertheless, we maintain and provide our users with a copy of our privacy policy, which is intended to succinctly describe the type of information we collect and how we use such information (including restrictions on disclosure and sharing of such information), as well as our security policies and procedures. We periodically update our privacy policy to reflect changes required by law or changes in the way we intend to collect or use information.

For more information on the risks related to data protection, data security and privacy as they relate to our business, please see the section entitled “Risk Factors”.

Insurance

We maintain insurance policies with global insurance providers to provide in-ride medical coverage to all riders and drivers in our Egypt market. We also provide comprehensive health insurance to employees in Egypt, Kenya, Pakistan, Jordan, Saudi Arabia, United Arab Emirates, Malaysia. We are currently in the process of obtaining other forms of insurance, such as general business liabilities and directors’ and officers’ insurance. Please see the section entitled “Risk Factors—Risks Related to Operation Factors—Swvl has not historically maintained insurance coverage for its operations and if Swvl incurs uninsured losses, Swvl may not be able to mitigate the risks facing its business, which could adversely affect its business, financial condition and results of operations.”

Group Structure

Swvl Inc. is a British Virgin Islands business company incorporated under the laws of the British Virgin Islands. Swvl Inc. has eight wholly-owned subsidiaries and two majority-owned subsidiaries. Swvl Inc.’s wholly owned subsidiaries are: Holdings, of which Swvl Inc. will be a wholly owned subsidiary following the consummation of the Company Merger; Cayman Merger Sub; SWVL NBO Limited, a private limited company organized under the laws of Kenya; SWVL Saudi for Information Technology, a single person limited liability company organized under the laws of Saudi Arabia; Swvl Technologies Limited, a private limited company organized under the laws of Kenya; Swvl Global FZE, a limited liability company organized under the laws of Dubai; SWVL Technologies FZE, a limited liability company organized under the laws of Dubai and a directly wholly owned subsidiary of Swvl Global FZE; and Swvl MY For Information Technology SDN BHD, a company limited by shares organized under the laws of Malaysia.

Swvl Inc.’s majority-owned subsidiaries are: Swvl For Smart Transport Applications and Services LLC, a limited liability company organized under the laws of Egypt, in which Swvl Inc. holds 99.8% of the outstanding equity interests; and Swvl Pakistan (Private) Limited, a company limited by shares organized under the laws of Pakistan, in which Swvl Inc. holds 99.9987% of the outstanding equity interests. The minority interests in each of these entities are held by persons affiliated with Swvl solely to comply with applicable laws requiring local resident shareholders.

Swvl currently operates in Jordan through an entity, Al Tanakol Al Thaki L Tasmeem Wa Tatweer Baramej Wa Anthemat Al Hasoub (“Swvl Jordan”), in which it holds no direct or indirect equity interest. In order to comply with applicable law, all of the equity in Swvl Jordan is instead temporarily being held by persons affiliated with Swvl. Swvl intends to acquire 49% of the equity of Swvl Jordan prior to the Closing, and the remainder when it its permitted to do so under applicable law. Until such time, Swvl’s interest in the equity of Swvl Jordan will be governed by an interim management agreement with the Jordanian national persons holding such equity. Pursuant to the interim management agreement, such persons (i) hold the equity in Swvl Jordan in trust for, on behalf of and for the sole benefit of Swvl and (ii) are obligated to transfer such equity to Swvl or an affiliate of Swvl for nominal consideration upon the request of Swvl.

A diagram of Swvl’s group structure, as described above, is provided below:

Government Regulation

We are subject to a wide variety of laws and regulations in the jurisdictions in which we operate. The ridesharing industry and our business model are relatively nascent and rapidly evolving. New laws and regulations and changes to existing laws and regulations continue to be adopted, implemented and interpreted in response to our industry and related technologies. We strive to comply with all laws and regulations applicable to our operations, and believe that we are in compliance with such laws and regulations in all material respects, other than as described below.

While Swvl is not aware of any material limitations on foreign investment in the jurisdictions in which it operates, Swvl is required to comply with certain regulations related to such investment. In particular, in Jordan, non-Jordanian investors are restricted from wholly owning any project or business venture that involves certain trade, construction or services activities. While Swvl does not intend to engage in any such activities in Jordan, the organizational documents of the entity that currently conducts Swvl’s operations in Jordan erroneously includes certain restricted activities as potential objectives of such entity. Such entity is in the process of amending its organizational documents such that Swvl will be permitted to acquire and hold all of the equity thereof. In addition, in the United Arab Emirates, foreign investors are required to operate via an onshore licensed entity or an onshore branch of a foreign or free zone entity. Swvl has established such an onshore branch and has obtained the requisite licenses and approvals for such branch’s operations. Swvl may become subject to additional limitations and regulations as it expands its operations in the jurisdictions in which it operates and into new jurisdictions, and such limitations and regulations may impair Swvl’s ability to operate effectively in such jurisdictions.

In Egypt, Swvl is subject to Law No. 87 of 2018 and the Executive Regulation by Presidential Decree No. 2180 of 2019 (collectively, “Egyptian Ridesharing Laws”). Pursuant to such Egyptian Ridesharing Laws, Swvl – as well as any other land transport service company in Egypt that utilizes information technology – is required to obtain a license issued by Egypt’s Land Transport Regulatory Authority (the “Egyptian LTRA”). While companies were required under the Egyptian Ridesharing Laws to obtain such licenses by December 12, 2018, the Egyptian LTRA was not established until June 11, 2019, and, to Swvl’s knowledge, the Egyptian LTRA has not yet issued a license to any ridesharing company, including Swvl. On December 12, 2019, Swvl submitted an application to the Egyptian LTRA, seeking the required license. If and when the Egyptian LTRA approves Swvl’s license application, Swvl will be required to pay a licensing fee, which will include a fee associated with the application process and a fee for Swvl’s pre-license operations in Egypt. As a result of Swvl’s current non-compliance with the licensing requirements of the Egyptian Ridesharing Laws, the Egyptian LTRA has imposed monetary fines on drivers using Swvl’s platform, which Swvl expects will continue to be imposed until Swvl’s license application is approved. Swvl has reimbursed, and expects to continue to reimburse, drivers for such fines.

We are also subject to a number of laws and regulations specifically governing the internet and mobile devices that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the internet and online offerings, require us to change our business practices or raise compliance costs or other costs of doing business. These laws and regulations, which continue to evolve, cover taxation, privacy and data protection, pricing, copyrights, distribution, mobile and other communications, advertising practices, consumer protections, the provision of online payment services, unencumbered internet access to our offerings and the characteristics and quality of online offerings, among other things. In particular, as we expand our operations internationally, we expect to become subject to the EU General Data Protection Regulation (“GDPR”), which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements and significant penalties, and the risk of civil litigation, for noncompliance. The GDPR has resulted in and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the European Union. As we expand our business internationally, we will become subject to these costs and burdens in an effort to ensure that our operations are GDPR compliant.

In addition to these laws and regulations that apply specifically to the mass-transit ridesharing industry, related technology, the internet and related regulations, our business operations are subject to other broadly applicable laws and regulations governing such issues as labor and employment, anti-discrimination, worker confidentiality obligations, consumer protection, taxation, competition, unionizing and collective action, background checks, anti-corruption, anti-bribery, import and export restrictions, environmental protection, sustainability, trade and economic sanctions, foreign ownership and investment and foreign exchange controls. Please see the section entitled “Risk Factors—Risks Related to Regulatory and Legal Factors—Swvl is subject to various laws with regard to anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism and has operations in certain countries known to experience high levels of corruption.”

As we continue to expand our platform offerings and user base, we may become subject to additional laws and regulations, which may differ or conflict from one jurisdiction to another. Please see the section entitled “Risk Factors—Risks Related to Regulatory and Legal Factors—As Swvl expands its platform offerings, it may become subject to additional laws and regulations, and any actual or perceived failure by Swvl to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect Swvl’s business, financial condition and results of operations.”

Employees

As of July 31, 2021, we had 582 full-time (or full-time equivalent) employees based primarily in Dubai and Egypt, including 109 in operations, 105 in engineering, 18 in accounting and finance and 27 in marketing. None of our employees are represented by a labor union, and we consider our relations with employees to be good. To date, we have not experienced any work stoppages.

Facilities

We lease approximately 2,974 square feet of office space for our corporate headquarters, located at the Offices 4 at One Central, Dubai World Trade Center, Dubai, United Arab Emirates. Our existing headquarters lease expires on September 14, 2024, which we expect to extend to December 31, 2026 in connection with an office expansion plan for our headquarters. In addition, we lease various office spaces in: Cairo and Alexandria, Egypt; Karachi, Lahore and Islamabad, Pakistan; and Nairobi, Kenya. We expect to grow our facilities footprint as our business continues to grow, with plans to expand our headquarters in Dubai and establish a new engineering hub in Cairo. We also expect to establish local offices in some or all of the jurisdictions into which we are expanding geographically. The phone number for our headquarters is +971 42241293.

Legal Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SWVL

You should read the following discussion and analysis of Swvl’s financial condition and results of operations together with Swvl’s consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. The following discussion and analysis is based on Swvl’s financial information prepared in accordance with IFRS as issued by the IASB and related interpretations issued by the IFRS Interpretations Committee. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Swvl’s plans and strategy for Swvl’s business, includes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from the results discussed in the forward-looking statements. Please see the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions associated with these statements and for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Swvl’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Unless the context otherwise requires, for the purposes of this section, “Swvl”, “we”, “us”, “our”, or the “Company” refer to the business of Swvl Inc. and its subsidiaries, “FY 2020” refers to the fiscal year of Swvl ended December 31, 2020, “FY 2019” refers to the fiscal year of Swvl ended December 31, 2019, “H1 2021” refers to the six-month fiscal period of Swvl ended June 30, 2021 and “H1 2020” refers to the six-month fiscal period of Swvl ended June 30, 2020.

Overview

We are a technology-driven disruptive mobility company that aims to provide reliable, safe, cost-effective and environmentally responsible mass transit solutions. Our mission is to identify and solve inefficiencies associated with low-quality or sometimes non-existent public transportation infrastructure in urban areas that are in critical need of such services. Our technology and services provide commuters, travelers and businesses with a valuable alternative to traditional public transportation, taxi companies or other ridesharing companies. Through our Swvl platform, we connect thousands of riders per day with a dynamically-routed self-optimizing network of minibuses and other vehicles, helping people get where they need to go. We currently operate in 82 cities across seven countries (not including the countries of operation of Shotl and Viapool, two companies which Swvl acquired controlling interests in November 2021 and January 2022, respectively), with plans to expand into more than 20 countries by 2025.

We currently serve the customers on our platform through two offerings: “business to consumer”, comprised of Swvl Retail and Swvl Travel, and “business to business”, which includes our TaaS model.

Our core product is our B2C Swvl Retail offering. Using our platform, we provide riders with a network of minibuses and other vehicles that operate on fixed and semi-fixed routes throughout the cities we serve. Riders book seats on vehicles available exclusively through Swvl to commute within a city. Riders can book journeys up to five days in advance and pay a fixed rate, determined based on ride distance and anticipated demand, with the option to pay in cash or by credit card or digital wallet. Riders manage their user experience via the Swvl mobile application, through which riders can access and book available trips, track vehicles in real-time, receive an estimated pick-up time, manage payments and access customer support services.

Swvl Travel is an additional B2C offering on our platform, where riders book and take intercity, long-distance trips on either vehicles available exclusively through the Swvl platform or with third-party services marketed through Swvl in exchange for a commission.

In addition to our B2C offerings, we offer a B2B “transport as a service” (“TaaS”) B2B enterprise product, which we market as Swvl Business. Swvl Business enables our corporate customers (as well as schools and municipalities) to use Swvl’s technology and platform to optimize the commute and travel programs they operate for their employees (and students). Our TaaS offerings are targeted at companies that do not operate their own vehicle fleets. With TaaS, we offer dedicated routes (for use exclusively by the organization’s employees (and students)) using vehicles and drivers already operating on Swvl to transport employees and students to and from their places of work and study. Unlike our B2C retail offering, pricing, routing and vehicle allocation are fixed in our agreements with each customer, and only drivers that meet the criteria set forth in these agreements are dispatched to operate on the applicable TaaS routes. We also announced plans to expand our Swvl Business offering by introducing “software as a service” (SaaS) products in 2022, which will allow corporate customers (as well as schools and municipalities) with their own vehicle fleets to utilize the benefits of our platform and technologies.

Description of the Transactions

On July 28, 2021, Swvl, SPAC, Holdings, BVI Merger Sub and Cayman Merger Sub entered into the Business Combination Agreement. For more information about the transactions contemplated by the Business Combination Agreement, please see the section entitled “The Business Combination”. Each of the Business Combination Agreement, the First BCA Amendment and the Second BCA Amendment are incorporated by reference into this proxy statement/prospectus and a copy of each such agreement is attached to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, respectively.

The Business Combination is made up of the series of transactions within the Business Combination Agreement, as described elsewhere within this proxy statement/prospectus. For accounting and financial reporting purposes, the Company Merger will be accounted for as a recapitalization under IFRS, while the other transactions comprising the Business Combination will be accounted for based on International Accounting Standards Board (“IASB”) International Financial Reporting Standard (“IFRS”) 2, Share-based Payment (“IFRS 2”).

In connection with the transactions contemplated by the Business Combination Agreement, SPAC, Holdings and, in some cases, Swvl entered into the PIPE Subscription Agreements with the PIPE Investors pursuant to which, among other things, the PIPE Investors have agreed to purchase, and Holdings has agreed to sell to the PIPE Investors in a private placement at the Company Merger Effective Time, Holdings Common Shares A for a purchase price of $10.00 per share, representing an aggregate purchase price of $55.0 million. In addition, Swvl has issued $66.5 million of Swvl Exchangeable Notes to investors, which such Swvl Exchangeable Notes will be automatically exchanged for Holdings Common Shares A at an exchange price of $8.50 per share (or, with respect to the $20.0 million Swvl Exchangeable Note issued to an Initial PIPE Investor affiliated with Agility on January 12, 2022 and the $1.0 million Swvl Exchangeable Note issued to R Capital, LLC on January 31, 2022, $9.10 per share). Please see the section entitled “Recent Developments—Note Issuances.”

As a consequence of the Transactions, Holdings will be an SEC-registered and Nasdaq-listed company, which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, internal controls, compliance and public company reporting obligations, additional insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Recent Developments

Recent Results

We have not yet completed our financial statement review procedures for a fiscal period including the three months ended September 30, 2021 and the following preliminary data for this period has been prepared by, and is the responsibility of, management based on currently available information. This preliminary data is subject to revision as we prepare our financial statements and disclosure for the fiscal year ended December 31, 2021, and such revisions may be significant. In connection with our yearly closing, review and audit process with our independent auditors, we may identify items that would require us to make adjustments to the preliminary data included herein. These preliminary estimated unaudited financial results should not be considered a substitute for full financial statements prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements for the fiscal year ended December 31, 2021, the first reviewed financial statements that will include the three months ended September 30, 2021, are not expected to be available prior to the consummation of the Business Combination. Grant Thornton has not audited, reviewed, compiled or performed any procedures with respect to the foregoing data. Accordingly, Grant Thornton does not express an opinion or any other form of assurance with respect thereto. For additional information, see “Cautionary Note Regarding Forward-Looking Statements” and the risk factors set out in “Risk Factors”.

During the three months ended September 30, 2021, based on our internal management accounts, we generated approximately $11.9 million in revenue on approximately 9.0 million Total Bookings (compared to approximately $3.4 million in revenue on 2.7 million Total Bookings during the three months ended September 30, 2020). This increase in revenue and Total Bookings is primarily due to the overall increase in order activity resulting from the partial recovery from the COVID-19 pandemic in certain markets in which we operate.

During the three months ended September 30, 2021, based on our internal management accounts, we incurred approximately $13.4 million in cost of sales, $10.5 million in general and administrative expenses and $3 million in selling and marketing expenses (compared to approximately $3.6 million, $4.4 million and $1.2 million in cost of sales, general and administrative expenses and selling and marketing expenses, respectively, during the three months ended September 30, 2020). The costs incurred are in line with the growth in revenue and operational expansion during this period.

Acquisition of Shotl

On August 18, 2021, we entered into a definitive agreement to acquire a controlling interest in Shotl Transportation, S.L. (“Shotl”), a mass transit platform that partners with municipalities and corporations to provide on-demand bus and van services across Europe, South America and the Asia-Pacific region. The transaction closed on November 19, 2021. The transaction is expected to help expand Swvl’s geographic footprint, product offerings and client base.

In addition, Swvl subsequently provided Shotl with a $0.1 million convertible loan on August 26, 2021.

Acquisition of Viapool

On November 16, 2021, we entered into a definitive agreement to acquire a controlling interest in Viapool Inc. (“Viapool”), a mass transit platform currently operating in Buenos Aires, Argentina and Santiago, Chile. The transaction closed on January 14, 2022. The Viapool transaction is expected to create a strong foothold for Swvl in Latin America, a key geography for our expansion plan and an attractive entry point ahead of planned wider expansions in Brazil and Mexico.

In addition, Swvl provided Viapool with a $0.1 million loan on January 14, 2022.

Notes Issuances

Between March 8, 2021 and May 20, 2021, we issued a series of convertible notes in an aggregate principal amount of $27.7 million. These notes originally bore interest at a rate of 12% per annum, but such interest rate automatically decreased to 6.5% per annum on May 20, 2021, upon the issuance of notes with an aggregate principal amount in excess of $20 million. At the Closing, all of such notes will be cancelled, extinguished and converted into the right to receive Holdings Common Shares A.

On August 25, 2021, certain Initial PIPE Investors effectively pre-funded Swvl with $35.5 million of their aggregate subscription commitments under the PIPE Subscription Agreements by purchasing the Initial

Swvl Exchangeable Notes. Upon the issuance of the Initial Swvl Exchangeable Notes, the amount of each applicable Initial PIPE Investor’s subscription was reduced dollar-for-dollar by the aggregate purchase price of such Initial PIPE Investor’s Initial Swvl Exchangeable Notes. Since November 15, 2021, Swvl has issued an additional $31.0 million of Swvl Exchangeable Notes.

At the Company Merger Effective Time, all of the Swvl Exchangeable Notes will be automatically exchanged for Holdings Common Shares A at an exchange price of $8.50 per share (or, with respect to the $20.0 million Swvl Exchangeable Note issued to an Initial PIPE Investor affiliated with Agility on January 12, 2022 and the $1.0 million Swvl Exchangeable Note issued to R Capital, LLC on January 31, 2022, $9.10 per share).

Convertible Loans

In November 2021, we invested an aggregate of $10.0 million in two mass transit platforms currently operating in each of Mexico and the United Kingdom, in each case in the form of a convertible promissory note. Each convertible promissory note is of a principal amount of $5.0 million and is repayable to Swvl in cash upon maturity unless the applicable issuer elects to convert the outstanding loan amount into newly issued equity of such issuer. The type of equity to be issued varies between the two convertible promissory notes, with one such note convertible into ordinary shares of the issuer and the other such note convertible into preferred shares of such issuer on terms consistent with such issuer’s latest financing. Each convertible promissory note contains restrictive covenants limiting the applicable issuer’s ability to, among other things, sell, transfer or dispose of, or to negotiate the sale, transfer or disposal of, equity or assets of such issuer. One such convertible promissory note bears interest at a rate of 1.08% per annum, compounded annually, whereas the other is non-interest-bearing. Any accrued interest on such convertible promissory note may be converted into equity at the election of the issuer, as described above.

Impact of the COVID-19 Pandemic

The worldwide spread of COVID-19 has caused public health officials to recommend and governments to enact precautions to mitigate the spread of the virus, including travel restrictions, extensive social distancing and issuing “shelter-in-place” orders in many regions, including the jurisdictions in which we operate. Beginning in March 2020, the pandemic and these related responses have had an adverse effect on demand and earning opportunities for drivers using our platform, leading to lower than expected revenues. While our revenue nevertheless increased from $12.4 million in FY 2019 to $17.3 million in FY 2020, we had anticipated – prior to the spread of COVID-19 – that our revenues would grow to approximately $100 million in FY 2020. Our revenue for H1 increased from $8.8 million in H1 2020 to $12.9 million in H1 2021.

We continue to closely monitor the impact of the COVID-19 pandemic. Although the overall business performance has showed signs of recovery since the third quarter of 2020, the exact timing and pace of the recovery remain uncertain. As certain regions have reopened, some have experienced a resurgence of COVID-19 cases and reimposed restrictions. The extent to which our operations will continue to be impacted by the pandemic will depend largely on future developments, which are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of the pandemic, actions by government authorities and private businesses to contain the pandemic or recover from its impact, the availability and distribution of the vaccine, the extent of any virus mutations or new variants of COVID-19, among other things. Even as travel restrictions have been and will continue to be modified or lifted, we anticipate that continued social distancing, altered consumer behavior, reduced travel and commuting and expected corporate cost cutting will be significant challenges for us. The strength and duration of these challenges cannot be presently estimated.

In response to the COVID-19 pandemic, we have adopted and continue to adopt measures based on the then-current conditions in the regions we operate, including temporarily having employees in nearly all office locations work remotely, limiting employee travel and canceling or postponing events and meetings or holding them virtually, temporarily suspending our usual services, other than to certain key business customers, and operating reduced-service for essential workers at no charge. Additionally, in 2020, in an effort to reduce operating expenses and adjust cash flows in light of the ongoing economic challenges resulting from the pandemic, we reduced our selling and marketing expenditures, particularly during Q2 2020, to align with the ongoing lockdowns in various territories. Accordingly, our FY 2020 selling and marketing expenditure was $4.7 million, as compared to $8.3 million for FY 2019.

We remain confident in our ability to navigate this challenging time and continue to focus on our long-term growth opportunities and our business model. With $17.8 million in unrestricted cash and cash equivalents as of June 30, 2021, the additional funds we have raised during H1 2021 and the additional capital being raised in connection with the Business Combination and PIPE Subscription, we believe we have sufficient liquidity to continue to support our business operations and to make strategic investments that are in the best interests of our shareholders and other stakeholders. For more information on risks associated with the COVID-19 pandemic, please see the section entitled “Risk Factors”.

Factors Affecting Our Business and Results of Operations

We believe that our future performance and success depend to a substantial extent on the following factors, each of which is in turn subject to significant risks and challenges, including those discussed below and in the section of this proxy statement/prospectus entitled “Risk Factors.”

Our ability to cost-effectively retain and increase the number of riders who use, and their utilization of, our platform, and increase our share of their transportation spend.

We grow our business by attracting new riders to our platform (i.e., unique users taking their first ride with Swvl) and increasing their usage of our platform over time. As a result, the number of riders on our platform and their utilization of our offerings are the key drivers of our B2C business. Our ability to cost-effectively attract new riders and retain and increase the use of our platform by existing riders is critical to scaling our business. More riders accessing offerings on our platform and greater utilization drive increased revenue and profitability. We seek to increase both the number of riders on our platform and the usage of our platform through product innovation, improved user experience, and additional offerings. While we anticipate this increasing level of investment will drive growth through word-of-mouth referrals, we also continue to invest in brand and growth marketing, as well as the use of paid marketing initiatives, rider and driver incentives and marketing partnerships with third parties in an effort to attract new riders to our platform and to enhance rider Utilization (calculated as Total Bookings divided by Total Available Seats, over the period of measurement). New riders in each of fiscal year 2019, fiscal year 2020 and the six months ended June 30, 2021 accounted for approximately 18.2%, 15.5% and 25.1% of our Total Ticket Fares, respectively. Once riders start using Swvl, we seek to provide a quality experience and a diverse offering of routes and products to accommodate different transportation use cases in order to retain riders and encourage repeat usage. Our efforts have resulted in Total Ticket Fares retention in excess of 60%, measured in each of January 2020 and February 2020 prior to the effects of COVID-19. We measure Total Ticket Fares retention by comparing the Total Ticket Fares generated by a cohort of users in their 12th month of activity against the Total Ticket Fares generated by such cohort in their first month of activity. As discussed below, we also intend to expand into new geographical markets, which we believe will also increase the number of riders.

If we fail to continue to attract riders to our platform and grow our rider base, expand riders’ usage of our platform over time or increase our share of riders’ transportation spend, our results of operations would be harmed.

Our ability to cost-effectively attract and retain drivers to use our platform, or to increase utilization of our platform by existing drivers.

Growing the number of drivers enables us to increase the number of routes on our network, thereby increasing the aggregate earnings potential for drivers and third party vehicle operators while simultaneously improving access and availability for riders. Our ability to maintain and grow our driver base and increase driver utilization of our platform depends in part on our ability to continue to deliver meaningful earning opportunities for drivers and third party vehicle operators who use our platform, as well as our ability to provide a seamless user experience for drivers that incentivizes continued use of our platform. We therefore continue to invest in developing technology that is intended to not only allow drivers and vehicle operators to maximize earnings while using our platform, but also improves the day-to-day experience for those drivers.

For instance, we believe our development of route optimization technology provides a key incentive for drivers and third party vehicle operators to use our platform. By optimizing our plans, cross-dispatching across Swvl Retail and Swvl Business routes and reducing the amount of time drivers spend moving between routes (as well as assigning routes so that drivers complete their route plans near their homes), we are able to increase the number of drivable routes per day and increase drivers’ and vehicle operators’ earnings. We believe this has contributed to our strong rates of driver retention.

Additionally, maintaining and continuing to grow our base of drivers is critical to delivering a quality experience on our platform. The more dedicated and able drivers that decide to use our platform, the more routes and rides we are able to provide. We also believe this allows us to maintain high quality service and low wait times. Our incentive programs to attract qualified drivers include bonus payments and other incentives to high-performing drivers and vehicle operators. During the COVID-19 pandemic, we provided temporary financial assistance to support drivers using our platform.

Our ability to grow and retain drivers is linked to our ability to maintain and increase the number of riders on our platform. We believe that the more riders we have on our platform, the easier it can be to maintain and attract new drivers to our platform. If we fail to continue to attract drivers to our platform and grow the number of routes we offer, riders’ usage of our platform may decrease and our results of operations would be harmed. In addition, when we enter a new market, we typically need to make significant upfront investments to drive sufficient scale of drivers in order to establish a functioning marketplace for our riders, which could adversely affect our results of operations in the periods in which such investments are made and delay our efforts to achieve profitability.

Our ability to successfully develop new offerings on our platform and enhance our existing offerings.

As part of our business, we consider how our core assets – our technology, access to a large vehicle fleet and our customer base – can be leveraged to generate new streams of revenue while minimizing incremental costs. For example, we initially launched with our core B2C retail offering, through which we connect riders using our platform to a network of minibuses and other vehicles that operate on fixed and semi-fixed routes within the cities we serve. We have since expanded our B2C offerings to include Swvl Travel, which allows riders to book and take intercity, long-distance trips. We also opened and manage a physical Swvl Travel shop in Hurghada, Egypt, which allows riders to book intercity trips in person in a convenient location for frequent travelers.

We have also diversified our revenues beyond B2C offerings with our TaaS enterprise products, which are marketed as Swvl Business and which have historically been higher-margin products. Swvl Business enables our corporate customers (as well as schools and municipalities) to use Swvl’s technology and platform to optimize the commute and travel programs they operate for their employees (and students). Since Swvl Business uses technology already developed for our B2C offerings, its development and deployment does not (and did not) impose significant additional R&D costs on our business. We currently intend to expand our Swvl Business offerings with SaaS in 2022. Our SaaS offerings are expected to be targeted at corporate customers (as well as schools and municipalities) that operate their own vehicle fleets, with specific services tailored to the needs of each customer. We currently intend for our basic offerings to include access to our dedicated Swvl Business application, which centralizes passenger management, billing, scheduling, data analytics and support functions in one platform. At higher service tiers, we currently intend to provide the use of our network optimization and

Dynamic Routing technologies, as well as access to our fleet management modules, which will enable our customers to more easily manage their drivers and track their rides. We also currently plan to offer consulting and reporting services. We intend to use a tiered cost-plus pricing model for our SaaS products, which we expect will allow us to enhance our margins.

Our ability to invest effectively in technology and research and development and to successfully integrate them into our business.

Our technology is a critical component of our business proposition. Our ability to provide a seamless experience for our riders and drivers, to effectively predict rider demand, to create efficient, high-utilization route plans and to price our offerings accordingly depends on ongoing innovation and the effectiveness of our data analysis, modeling and algorithms. As a result, we have made, and will continue to make, significant investments in research and development and technology in an effort to improve our platform and to attract and retain drivers and riders, expand the capabilities and scope of our offerings, and enhance our customer experience. We review and target our research and development activities on an ongoing basis based on the needs of our business. We believe that continued optimization of demand prediction, routing and pricing can improve our user base, utilization rates and customer experience, which we believe in turn can reduce inefficiency costs and improve our margins.

Our engineers and data scientists are critical to the success of our business and we will continue to invest in these areas. In addition, we will continue to dedicate significant resources to research and development efforts, focusing on continuing to improve our proprietary technology and developing innovative applications.

Our ability to operate in distinct geographic markets and our ability to expand into new markets.

Our capacity for continued growth and ability to achieve and maintain profitability depends in part on our ability to operate and compete effectively in different geographic markets. Each market is subject to distinct competitive and operational dynamics. These include our ability to offer more attractive transportation offerings than alternative options, our ability to efficiently attract and retain drivers and riders, ride length and the number of routes available on our platform, all of which affect our sales, results of operations and key business metrics. As a result, we may experience fluctuations in our results of operations due to the changing dynamics in the geographic markets where we operate.

Since our founding, we have been able to expand into new geographies and markets. Since 2017, we expanded our operations to 82 cities in seven countries (not including the countries of operation of Shotl and Viapool, two companies which Swvl acquired controlling interests in November 2021 and January 2022, respectively), with our core Retail offering available in select cities in Egypt, Kenya, Pakistan and Jordan. In January 2019, we commenced operations in Nairobi, Kenya. In the second half of 2019, we commenced operations in major cities in Pakistan, including Lahore, Islamabad and Karachi, and relocated our headquarters from Egypt to Dubai, United Arab Emirates. In 2020 and 2021, we also launched TaaS offerings in the United Arab Emirates, Jordan, Saudi Arabia and Malaysia.

On August 18, 2021, we entered into a definitive agreement to acquire a controlling interest in Shotl, a mass transit platform that partners with municipalities and corporations to provide on-demand bus and van services in Europe, Latin America and the Asia Pacific region, which is expected to expand our geographic footprint to 22 additional cities in 10 countries. The transaction closed on November 19, 2021.

On November 16, 2021, we entered into a definitive agreement to acquire a controlling interest in Viapool, a mass transit platform currently operating in Buenos Aires, Argentina and Santiago, Chile. The transaction closed on January 14, 2022.

A core component of our growth strategy is to identify opportunities for market entry in countries and cities where we can leverage what we believe are the competitive advantages offered by our technology and platform. We examine factors such as total addressable market size and average fare per trip to assess whether expansion offers a viable path to profitability. We also review the quality of existing public transportation infrastructure to assess ease of market penetration and convertibility of public transportation users to our platform. For our Swvl Travel offering, we also assess factors such as the number of large cities in a country and the frequency of intercity travel to understand potential market size. Other considerations, such as ease and cost of doing business, as well as political stability, also factor into our expansion planning.

Our ability to enter into strategic acquisitions and partnerships, and successfully integrate them into our business or achieve our objectives of the acquisitions or strategic partnerships.

We have made, and intend to continue to make, strategic acquisitions to expand our user base, enter new markets and add complementary products and technologies. Our strategic acquisitions may affect our future financial results. For example, we recently acquired controlling interests in Shotl and Viapool, mass transit platforms that are expected to expand our geographic footprint to include Europe, Latin America and the Asia Pacific region. Integration of the Shotl and Viapool businesses and operations will be a complex, time-consuming and costly process, particularly given that the acquisition will significantly diversify the geographic areas in which we operate. In addition, we may not realize all of the anticipated benefits from the acquisition of controlling interests in Shotl and Viapool, such as cost savings and revenue enhancements, for various reasons, including the fact that diligence was of a limited scope and performed by third party business consultants (and, with respect to Shotl, solely with respect to Shotl’s business in Spain), difficulties integrating operations and personnel, higher costs, COVID-19 related interruption, unknown liabilities and fluctuations in markets.

We believe such acquisitions complement our business, but there is no assurance that such acquired businesses will be successfully integrated into our business or generate substantial revenue, and operating costs and integration risks from these and future acquisitions may negatively affect our financial performance.

We also enter into a variety of strategic partnerships that contribute to several aspects of our business, including partnerships that bring more ride volume to our platform and help us increase brand awareness.

Our ability to compete effectively.

We operate in a competitive market and must continue to compete effectively in order to grow, improve our results of operations and achieve and maintain long-term profitability. Our principal source of competition is public transportation. We strive to harness the competitive advantages of our offerings to convert users of public transportation into users of our platform. We also compete against taxi companies and traditional ridesharing platforms, such as Uber. By offering comfortable, reliable and safe rides at an accessible price point, our offerings aim to attract users of these single-rider services by offering a lower-cost alternative that offers a better rider experience than public transportation. We believe we have differentiated our business from these competitors by building a diverse set of offerings on a transportation network at scale, while upholding our culture and values and creating a brand that embodies a commitment to exceptional offerings and social responsibility. However, we must continue to respond to competitive pressures. Consequently, we intend to keep investing in our platform to attract and retain drivers and riders, and respond to shifts in competitors’ pricing levels, revenue models or business practices. If we are not able to compete effectively with our competitors, including our main competition of public transportation, our results of operations will be harmed.

Our ability to maintain and continue developing our reputation and to promote brand awareness and to optimize driver and rider incentives.

We believe that maintaining and enhancing our reputation and brand is critical to our ability to attract and retain employees and platform users. A core component of our marketing strategy involves focusing on expanding ridership in existing markets while rapidly accelerating brand awareness in new territories. We utilize a multi-channel approach, built on a foundation of digital marketing, to develop awareness of our offerings and expand our user base. We use a digital-focused marketing approach because we believe it offers the most effective means of accessing our target demographics in a cost-effective manner. Our advertising is conducted primarily through social media campaigns and placed web advertisements. We also rely on search engine optimization and application marketplace optimization tools to build and maintain the prominence of our brand. In new markets, we also advertise our offerings through offline advertising, such as billboards and events at public venues (such as shopping malls) where we may host promotional events, giveaways and conduct in-person account activations. We also seek to develop and maintain partnerships with other businesses, such as telecom companies, that allow us to deploy promotions and incentives to the customers of such businesses. We monitor the effectiveness of our marketing spend via several metrics, including customer acquisition cost.

We offer various incentives from time to time, such as promotions for new riders and discounts for bulk purchases or specific trips. We also operate a referral program that offers incentives for riders to refer new users.

The impact of uncertainties with respect to government laws, policies and regulations in the markets in which we operate.

We are subject to a wide variety of laws in the jurisdictions in which we operate. The ridesharing industry and our business model are relatively nascent and rapidly evolving. Regulations have impacted or could impact, among others, the nature of and scope of offerings we are able to make available through our platform, the pricing of offerings on our platform, our relationship with, and incentives, fees and commissions provided to or charged from, drivers, incentives provided to riders, our ability to operate in certain segments of our business, our ownership percentage in operating entities that may be subject to foreign ownership restrictions and insurance we are required to maintain. For example, in Egypt we are subject to licensing and other requirements under Law No. 87 of 2018 and the Executive Regulation by Presidential Decree No. 2180 of 2019, which regulate ridesharing companies such as ours. We have also previously entered into agreements with the Egyptian Competition Authority in relation to the regulation of pricing and offerings in our industry. We expect that our ability to manage our relationships with regulators in each of our markets, as well as existing and evolving regulations, will continue to impact our results in the future. Due to the nascent and uncertain state of the legal frameworks governing the ridesharing industry in the jurisdictions in which we operate, we have not obtained all of the required licenses and permits for certain cities where we operate; however, we are continuously making efforts to obtain such licenses and permits. Please see the section entitled “Risk Factors—Risks Related to Regulatory and Legal Factors—Uncertainties with respect to the legal systems in the jurisdictions in which Swvl operates, including changes in laws and the adoption and interpretation of new laws and regulations, could adversely affect Swvl’s business, financial condition and results of operations.”

We are also subject to a number of laws and regulations specifically governing the Internet and mobile devices, and these laws and regulations are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the Internet and online offerings, require us to change our business practices or raise compliance costs or other costs of doing business. In particular, as we expand our operations internationally, we expect to become subject to GDPR, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements and significant penalties, and the risk of litigation or other action, for noncompliance. The GDPR has resulted in and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the European Union. As we expand our business internationally, we will become subject to these costs and burdens in an effort to comply with GDPR.

Components of Results of Operations

Revenue

Revenue represents the gross amount of fares charged to end-users of the Swvl platform, as reduced by end-user discounts and promotions, sales refunds, uncollected cash and sales waivers. For further details on our revenue recognition, please see the subsection entitled “Critical Accounting Policies and Estimates—Revenue.”

Cost of Sales

Cost of sales consists of costs directly related to delivering transportation services, which include payments to captains for operating our routes (net of any deductions, including amounts charged to captains on account of breach of terms of service), bonuses payable to captains and tolls and fines paid by Swvl. Cost of sales does not include any depreciation or amortization expenses. Our depreciation and amortization expenses are almost exclusively attributable to non-revenue generating activities, including depreciation of our facilities and equipment used to support back office operations and depreciation of right-of-use assets associated with corporate leases.

General and Administrative Expenses

General and administrative expenses primarily consist of personnel-related compensation costs including employee share scheme charges, professional services fees, technology costs, office costs, travel costs, depreciation, insurance, rent, bank fees, foreign exchange losses/gains, utilities, communication and other corporate costs. General and administrative expenses are expensed as incurred.

Selling and Marketing Expenses

Selling and marketing expenses primarily consist of growth marketing expenses, offline marketing expenses, personnel compensation expenses and the costs of credits offered to riders for referring new riders. Selling and marketing costs are expensed as incurred.

Provision for Expected Credit Losses

This consists of the provision for expected credit loss against trade and other receivables.

Other Expenses

Other expenses consist primarily of indirect tax expenses and other expenses not categorized elsewhere.

Finance Income

Finance income consists primarily of interest income from bank deposits.

Finance Costs

Finance costs consist primarily of lease finance charges and interest expense on the Swvl Convertible Notes.

Tax

This primarily relates to the deferred tax asset created on tax losses incurred by the Company, which can be set off against future taxable income.

Results of Operations

The following table summarizes our consolidated statements of comprehensive income for each of the periods presented:

	Six Months Ended June 30		Year Ended December 31
($ million)	2021	2020	2020	2019
	(Unaudited)		(Audited)
Revenue	12.9	8.3	17.3	12.4
Cost of sales	(15.9)	(15.9)	(26.4)	(33.8)

Gross loss	(3.0)	(7.6)	(9.1)	(21.4)
General and administrative expenses	(34.0)	(6.8)	(18.6)	(10.8)
Selling and marketing expenses	(4.9)	(2.6)	(4.7)	(8.3)
Provision for expected credit losses	(0.4)	(0.4)	(0.7)	(0.3)
Other expenses	(0.5)	(0.1)	(0.2)	(0.1)

Operating loss	(42.9)	(17.4)	(33.4)	(40.9)
Finance income	0.0	0.3	0.6	0.4
Finance costs	(39.6)	(0.1)	(0.1)	(0.1)

Loss for the year before tax	(82.4)	(17.1)	(32.9)	(40.6)
Tax	1.7	1.5	3.2	5.4

Loss for the period	(80.7)	(15.6)	(29.7)	(35.3)
Other comprehensive income	0.2	0.4	(0.3)	1.2

Total comprehensive loss for the period	(80.5)	(15.2)	(30.0)	(34.1)

H1 2021 Compared to H1 2020

Revenue

	Six Months Ended June 30
	2021	2020	H1 2020 - H1 2021% Change
Revenue ($ million)	12.9	8.3	55%

Revenue for the six months ended June 30, 2021 was approximately $12.9 million, an increase of approximately $4.6 million from the six months ended June 30, 2020. The increase in revenue resulted primarily from an overall increase in the order activity on the Swvl platform and increased utilization rate of the existing vehicles in Total Ticket Fares (an operating measure representing the gross order volume processed on our platform) (See “Key Business and Non-IFRS Financial Measures—Total Ticket Fares”) by approximately $5 million. During the period, reductions from revenue such as rider incentives, promotions, sales refunds and waivers increased by approximately $0.4 million.

We disaggregate revenue by the type of customer served, with revenue driven from Retail and Travel together considered as “business to consumer”, and revenue driven from TaaS considered as “business to business”. Below is the disaggregated revenue information for the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30
	2021	2020	H1 2020 - H1 2021% Change
Business to customer ($ million)	5.1	3.2	60%
Business to business ($ million)	7.8	5.1	53%

Cost of Sales

	Six Months Ended June 30
	2021	2020	H1 2020 - H1 2021% Change
Cost of sales ($ million)	15.9	15.9	0%

Cost of sales for the six months ended June 30, 2021 was approximately $15.9 million. While this is consistent with the six months ended June 30, 2020, we have been able to increase revenue more efficiently in relation to our direct costs.

General and Administrative Expenses

	Six Months Ended June 30
	2021	2020	H1 2020 - H1 2021% Change
General and administrative expenses ($ million)	34.0	6.8	407%

General and administrative expenses for the six months ended June 30, 2021 were approximately $34.0 million, an increase of approximately $27.3 million, or 407%, compared to the six months ended June 30, 2020. The increase was primarily due to an increase in employee share scheme charges from $0.2 million to $22.3 million in H1 2020 to H1 2021 resulting from an increase in the fair value of the Swvl Options as at June 30, 2021, ranging from $8,081 - $12,348 per Swvl Option, as compared to $408 - $1,390 per Swvl Option as at June 30, 2020. Furthermore, the number of Swvl Options issued during the six months ended June 30, 2021 were 2,454 as compared to 1,188 for the six months ended June 30, 2020. Furthermore, the total number of outstanding Swvl Options were 3,265 as at June 30, 2021 as compared to 2,542 as at June 30, 2020. The main factor driving the fair value of the Swvl Options is the estimated business valuation of Holdings amounting to approximately $1.5 billion, which is the implied, fully diluted equity value of the combined company assuming minimal redemption by SPAC’s public shareholders, being considered for the purposes of valuing the underlying security (i,e, Holdings Common Shares A as at June 30, 2021), which is a key consideration for the purposes of fair valuation of Swvl Options.

Further, the increase results from a $2.9 million increase in staff costs on account of headcount increasing from 163 to 545 from H1 2020 to H1 2021, professional fees of $1 million, and technology costs of $0.6 million during the six months ended June 30, 2021, as compared to the six months ended June 30, 2020.

Selling and Marketing Expenses

	Six Months Ended June 30
	2021	2020	H1 2020 - H1 2021% Change
Selling and marketing expenses ($ million)	4.9	2.6	89%

Selling and marketing expenses for the six months ended June 30, 2021 were approximately $4.9 million, an increase of approximately $2.3 million, or 89%, compared to the six months ended June 30, 2020. The increase was primarily due to staff costs amounting to $1.9 million and growth marketing expenses amounting to $2.7 million in the six months ended June 30, 2021, as compared to $0.7 million and $1.4 million, respectively during the six months ended June 30, 2020. Increases in staff costs and growth marketing expenses are on account of higher headcount being 163 and 545 from H1 2020 to H1 2021, respectively, and increased online and offline marketing during the six months ended June 30, 2021 as compared to the six months ended June 30, 2020.

Provision for Expected Credit Losses

	Six Months Ended June 30
	2021	2020	H1 2020 - H1 2021% Change
Provision for expected credit losses ($ million)	0.4	0.4	13%

Provision for expected credit losses for the six months ended June 30, 2021 was approximately $0.4 million, an increase of approximately $48 thousand, or approximately 13%, compared to the six months ended June 30, 2020. The increase in provision for expected credit losses resulted from the increase in the receivable balance, which is in line with the business growth in the period ended June 30, 2021, compared to the six months ended June 30, 2020.

Other Expenses

	Six Months Ended June 30
	2021	2020	H1 2020 - H1 2021% Change
Other expenses ($ million)	0.5	0.1	*

*	Percentage not meaningful

Other expenses for the six months ended June 30, 2021 were approximately $0.5 million, as compared to $0.1 million for the six months ended June 30, 2020. The increase in other expenses was primarily due to the increase in non-recoverable indirect taxes incurred during 2021 on account of the higher number of transactions.

Finance Income and Finance Cost

	Six Months Ended June 30
	2021	2020	H1 2020-H1 2021% Change
Finance income ($ million)	0.0	0.3	*
Finance costs ($ million)	(39.6)	(0.1)	*

*	Percentage not meaningful

Finance income for the six months ended June 30, 2021 was approximately $0.0 million, as compared to $0.3 million for the six months ended June 30, 2020. The decrease is driven by the release of government treasury bills during the six months ended June 30, 2020 which was held by Swvl Egypt and generated interest income of $0.3 million during H1 2020.

Finance costs for the six months ended June 30, 2021 were approximately $39.6 million, as compared to $0.1 million for the six months ended June 30, 2020. The increase in finance costs was primarily due to the embedded derivatives relating to the Swvl Convertible Notes carried at fair value through the condensed interim consolidated statement of comprehensive income for H1 2021. The charge is on account of the increase in fair value from inception of the Swvl Convertible Notes to June 30, 2021. This is in line with the increase in estimated business valuation of Holdings amounting to approximately $1.5 billion, which is the implied, fully diluted equity value of Holdings, assuming minimal redemptions by the SPAC Public Shareholders.

Tax

	Six Months Ended June 30
	2021	2020	H1 2020-H1 2021% Change
Tax ($ million)	1.7	1.5	13%

Tax benefit for the six months ended June 30, 2021 was approximately $1.7 million, an increase of approximately $0.2 million, or 13% compared to the six months ended June 30, 2020. The increase was primarily on account of the additional tax losses in the condensed interim consolidated financial statements of H1 2021, on which Swvl recognizes deferred tax assets.

FY 2020 Compared to FY 2019

Revenue

	Year Ended December 31
	2020	2019	2019-2020 % Change
Revenue ($ million)	17.3	12.4	40%

Revenue for FY 2020 was approximately $17.3 million, an increase of approximately $4.9 million from FY 2019. The increase in revenue resulted primarily from an overall reduction in promotions and rider incentives and sales refunds and waivers, which are recorded as a reduction to revenue. During FY 2020, promotions and rider incentives decreased by $3.4 million, from $9.5 million in FY 2019 to $6.0 million in FY 2020, while sales refunds and waivers also decreased by $1.1 million, from $3.4 million in FY 2019 to $2.3 million in FY 2020.

Between FY 2020 and FY 2019, Total Ticket Fares (an operating measure representing the gross order volume processed on our platform) (Please see the section entitled “Key Business and Non-IFRS Financial Measures—Total Ticket Fares”) remained relatively consistent, despite a decrease in Total Bookings (Please see the section entitled “Key Business and Non-IFRS Financial Measures—Total Bookings”). Total Bookings decreased by 2.3 million, from 19.1 million in FY 2019 to 16.8 million in FY 2020. The decrease in Total Bookings, which resulted from the effects of the COVID-19 pandemic, was offset by an increase in Average Ticket Fare (Please see the section entitled “Key Business and Non-IFRS Financial Measures—Average Ticket Fare”), which increased from $1.36 per booking in FY 2019 to $1.56 per booking in FY 2020.

We disaggregate revenue by the type of customer served, with revenue driven from Retail and Travel together considered as “business to consumer”, and revenue driven from TaaS considered as “business to business”. Below is the disaggregated revenue information for FY 2020 and FY 2019:

	Year ended December 31
	2020	2019	2019-2020% Change
Business to customer ($ million)	6.6	6.0	10%
Business to business ($ million)	10.7	6.4	67%

Cost of Sales

	Year Ended December 31		2019-2020 % Change
	2020	2019
Cost of sales ($ million)	26.4	33.8	(22)%

Cost of sales for FY 2020 was approximately $26.4 million, a decrease of approximately $7.4 million, or 22% compared to FY 2019. The decrease in cost of sales was primarily due to the optimization of supply utilization, as well as supply scale-down as a result of impacts of the COVID-19 pandemic, including related temporary business suspensions and lockdowns.

General and Administrative Expenses

	Year Ended December 31		2019-2020 % Change
	2020	2019
General and administrative expenses ($ million)	18.6	10.8	72%

General and administrative expenses for FY 2020 were approximately $18.6 million, an increase of approximately $7.8 million, or 72%, compared to FY 2019. The increase in general and administrative expenses was primarily due to increased staff costs of $11.3 million in FY 2020, as compared to $4.1 million in FY 2019.

Selling and Marketing Expenses

	Year Ended December 31		2019-2020 % Change
	2020	2019
Selling and marketing expenses ($ million)	4.7	8.3	(43)%

Selling and marketing expenses for FY 2020 were approximately $4.7 million, a decrease of approximately $3.6 million, or 43%, compared to FY 2019. The decrease in selling and marketing expenses was primarily due to a reduction in offline marketing spend of approximately $2.6 million or 74%, as well as a reduction in online/growth marketing spend of approximately $1.5 million or 38%.

Provision for Expected Credit Losses

	Year Ended December 31		2019-2020 % Change
	2020	2019
Provision for expected credit losses ($ million)	0.7	0.3	124%

Provision for expected credit losses more than doubled to approximately $0.7 million in FY 2020 from $0.3 million in FY 19, representing an increase of $0.4 million, or 124%, compared to FY 2019. The increase was primarily due to increase in corporate trade receivables, as well as customer wallets.

Other Expenses

	Year Ended December 31		2019-2020 % Change
	2020	2019
Other expenses ($ million)	0.2	0.1	*

*	Percentage not meaningful

Other expenses for FY 2020 were approximately $0.2 million, as compared to $0.1 million in FY 2019. The increase was primarily due to an increase in indirect taxes.

Finance Income and Finance Costs

	Year Ended December 31		2019-2020 % Change
	2020	2019
Finance income ($ million)	0.6	0.4	*
Finance costs ($ million)	(0.1)	(0.1)	*

*	Percentage not meaningful

Finance income increased to approximately $0.6 million in FY 2020, an increase of $0.2 million compared to FY 2019, whereas finance costs for FY 2020 have remained stable at $0.1 million. The increase in finance income was mainly contributed by interest income earned on cash raised during FY 2020.

Tax

	Year Ended December 31		2019-2020 % Change
	2020	2019
Tax ($ million)	3.2	5.4	(41)%

Tax for FY 2020 was approximately $3.2 million, a decrease of approximately $2.2 million, or 41%, compared to FY 2019. The decrease in tax was primarily due to a reduction in the underlying tax losses during the year.

Key Business and Non-IFRS Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key business and non-IFRS financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

	Six Months Ended June 30		Year Ended December 31
	2021	2020	2020	2019
Total Bookings (in millions) (1)	10.7	9.5	16.8	19.1
Total Ticket Fares ($ in millions) (2)	17.6	12.6	26.2	25.9
Average Ticket Fare (3)	$1.60	$1.43	$1.56	$1.36
Total Available Seats (in millions) (4)	13.4	13.6	22.6	31.9
Cost per Available Seat (5)	$1.19	$1.17	$1.17	$1.06
Utilization (6)	80%	70%	74%	60%
Adjusted EBITDA ($ in millions) (7)	(19.5)	(16.5)	(29.7)	(40.4)

Notes:

(1)	Total Bookings is an operating measure representing the total number of seats booked by riders and corporate customers (completed or cancelled) on our platform, over the period of measurement.
(2)	Total Ticket Fares is an operating measure representing the total dollars processed on Swvl’s platform for seats booked.
(3)

Average Ticket Fare is an operating measure representing the average fare charged to riders and corporate customers per booked seat, calculated as Total Ticket Fares divided by the Total Bookings, over the period of measurement.

(4)	Total Available Seats is an operating measure representing the total number of seats made available on our platform (whether utilized or not), over the period of measurement.
(5)

Cost per Available Seat means the average cost to Swvl for each seat made available on our platform, calculated as cost of sales divided by Total Available Seats, over the period of measurement. Cost per Available Seat is a function of Total Available Seats, and does not vary based on Utilization.

(6)

Utilization is an operating measure representing the level of occupancy of the seats made available on our platform (i.e., the proportion of the seats made available on our platform that were occupied by riders), calculated as Total Bookings divided by Total Available Seats, over the period of measurement.

(7)

Adjusted EBITDA is a non-IFRS financial measure calculated as loss for the year adjusted to exclude: (i) depreciation of property and equipment, (ii) depreciation of right-of-use assets, (iii) employee share-based payments charges, (iv) foreign exchange gains/losses, (v) provision for employees’ end of service benefits, (vi) indirect tax expenses, (vii) finance income, (viii) finance costs, (ix) transaction costs relating to the Business Combination and (x) tax. For a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure please see the section entitled “Reconciliation of Non-IFRS Financial Measures.”

Total Bookings

Total Bookings is an operating measure defined as the total number of seats booked by riders and corporate customers on our platform, over the period of measurement. We use this metric to measure the actual volume of seats booked on our platform and utilized on our fleet (including full capacity of completed routes for TaaS customers without regard to actual Utilization). While Total Bookings have historically grown with the growth of our business, we experienced a decline from 19.1 million Total Bookings in FY 2019 to 16.8 million Total Bookings in FY 2020, primarily as a result of decreased demand resulting from the COVID-19 pandemic. This decrease was partially offset by geographic expansion and an increase in the number of riders using our platform.

Although we expect a return to growth in Total Bookings as the markets in which we operate recover from the COVID-19 pandemic, uncertainty remains as to the nature and timing of a full recovery. Total Bookings increased from 9.5 million during the six months ended June 30, 2020 to 10.7 million during the six months ended June 30, 2021, showing some signs of recovery in the markets in which we operate.

Total Ticket Fares

Total Ticket Fares is an operating measure representing the total dollars processed on Swvl’s platform for seats booked. We use Total Ticket Fares as an indicator of our growth and business performance as it measures the dollar volume of transactions on our platform. Total Ticket Fares has historically increased as our business has grown and was $25.9 million for FY 2019. As a result of the impact of the COVID-19 pandemic, Total Ticket Fares declined during the second quarter of FY 2020. Recovery started from the third quarter of FY 2020, with Total Ticket Fares returning to monthly levels substantially near pre-COVID-19 monthly levels by the end of FY 2020, resulting in Total Ticket Fares of $26.2 million for FY 2020. During the six months ended June 30, 2021, Total Ticket Fares increased to $17.6 million from $12.6 million during the six months ended June 30, 2020, as the business continues its recovery from the COVID-19 related restrictions.

Average Ticket Fare

Average Ticket Fare means the average fare charged to riders and corporate customers per booked seat, calculated as Total Ticket Fares divided by the Total Bookings, over the period of measurement. We use Average Ticket Fare internally to evaluate how we are pricing our seats and routes to corporate customers in relation to the Cost per Available Seat to ensure we maintain our target margins. Average Ticket Fare increased from $1.36 in FY 2019 to $1.56 in FY 2020, primarily as a result of changes in pricing, travel distance and geographic mix. This upward trend continued during the six months ended June 30, 2021, with an Average Ticket Fare of $1.60 compared to $1.43 during the six months ended June 30, 2020.

Total Available Seats

Total Available Seats represents the total capacity of rides available on our platform (whether utilized or not), and is the aggregate of the number of seats made available on our platform. This measure includes both used and unused seats on our platform. We track Total Available Seats internally to ensure we optimize the capacity available on the platform. We review it together with our Total Bookings, as the relationship between these two metrics drives our Utilization. Total Available Seats has historically increased as our business has grown and was 31.9 million for FY 2019. As a result of the impact of the COVID-19 pandemic, Total Available Seats declined in FY 2020 to 22.6 million. During the six months ended June 30, 2021, Total Available Seats declined slightly to 13.4 million from 13.6 million during the six months ended June 30, 2020, but Swvl was able to grow Total Bookings in this period by increasing our Utilization rather than by adding new capacity.

Cost per Available Seat

Cost per Available Seat means the average cost to Swvl for each seat made available on our platform (whether utilized or not) and is calculated as cost of sales divided by Total Available Seats, over the period of measurement. We track Cost per Available Seat internally to ensure that the cost at which suppliers are joining our platform reduces with time. We review it together with our Average Ticket Fare, as the relationship between these two metrics have a material impact on our margins. While Cost per Available Seat has historically tended to decrease over time for each offering within a single geography, the overall Cost per Available Seat is influenced by changes in ride distance and geographic mix. Cost per Available Seat increased from $1.06 in FY 2019 to $1.17 in FY 2020. Cost per Available Seat also increased from $1.17 during the six months ended June 30, 2020 to $1.19 during the six months ended June 30, 2021, primarily as a result of increases in ride distances and changes in our geographic mix.

Utilization

Utilization means the level of occupancy of the seats made available on our platform (i.e. the proportion of the seats made available on our platform that were occupied by riders), calculated as Total Bookings divided by Total Available Seats, over the period of measurement. We track Utilization internally to ensure that the level of occupancy of the seat capacity increases with time. Utilization increased from 60% in FY 2019 to 74% in FY 2020, primarily as a result of dynamic pricing, cross-dispatch and dynamic routing. This upward trend continued during the six months ended June 30, 2021, with an average utilization of 80% compared to 70% during the six months ended June 30, 2020.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure calculated as loss for the year adjusted to exclude the following items which we do not believe are reflective of our operating performance: (i) depreciation of property and equipment, (ii) depreciation of right-of-use assets, (iii) employee share-based payment charges, (iv) foreign exchange gains/losses, (v) provision for employees’ end of service benefits, (vi) indirect tax expenses, (vii) finance income, (viii) finance cost, (ix) transaction costs related to the Business Combination and (x) tax.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with IFRS. These limitations include the following:

•

Adjusted EBITDA excludes certain recurring, non-cash charges, such as depreciation of property and equipment and right-of-use assets, and although these are non-cash charges, the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect all cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

Adjusted EBITDA excludes employee share-based payment charges, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy;

•	Adjusted EBITDA does not reflect period to period changes in taxes, income tax expense or the cash necessary to pay income taxes;

•	Adjusted EBITDA does not reflect the components of foreign currency exchange gains (losses) or finance cost/income, net; and

•	Adjusted EBITDA does not reflect any expenses related to the Business Combination or PIPE Subscription.

For a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure please see the section entitled “Reconciliation of Non-IFRS Financial Measures.”

Reconciliation of Non-IFRS Financial Measures

To supplement our financial information, we use the non-IFRS financial measure, Adjusted EBITDA. However, our definition of Adjusted EBITDA may be different from those used by other companies, and therefore, may not be comparable. Furthermore, our definition of Adjusted EBITDA has limitations in that it does not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. Thus, Adjusted EBITDA should be considered in addition to, not as, substitute for, or in isolation from, measures prepared in accordance with IFRS.

We compensate for these limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the year. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted EBITDA in conjunction with its related IFRS financial measure.

Reconciliation from Loss for the Year to Adjusted EBITDA

	Six Months Ended June 30		Year Ended December 31
($ million)	2021	2020	2020	2019
Loss for the year	(80.7)	(15.6)	(29.7)	(35.3)
Add: Depreciation of property and equipment	0.1	0.1	0.1	0.0
Add: Depreciation of right-of-use assets	0.2	0.2	0.4	0.2
Add: Employee share scheme charges	22.3	0.2	2.8	0.4
Add: Provision for employees’ end of service benefits	0.2	0.0	0.2	—
Add: Indirect tax expense	0.4	0.1	0.2	0.1
Add/Less: Foreign exchange losses/(gains)	0.0	0.1	0.0	(0.1)
Add : transaction costs related to the Business Combination	0.2	0.0	0.0	0.0
Less: Finance income	(0.1)	(0.3)	(0.6)	(0.4)
Add: Finance costs	39.6	0.1	0.1	0.1
Less: Tax	(1.7)	(1.4)	(3.2)	(5.4)

Adjusted EBITDA	(19.5)	(16.5)	(29.7)	(40.4)

Liquidity and Capital Resources

Our principal sources of liquidity have been cash and cash equivalents raised from the issuance of convertible notes, equity financing and cash generated from operating activities.

Our total liabilities exceeded our total assets by approximately $39.8 million as of June 30, 2021, but total assets exceeded our total liabilities by approximately $18.4 million as of December 31, 2020. We incurred a loss for the year of approximately $29.7 million and $35.3 million for FY 2020 and FY 2019, respectively. In addition, we had accumulated losses of approximately $155 million and $74.7 million as of June 30, 2021 and December 31, 2020. To support our business plans, we have historically raised funding primarily through the issuance of preferred shares, and we raised approximately $26.4 million and $47.0 million of cash during FY 2020 and FY 2019, respectively, through the issuance of preferred equity securities. As of December 31, 2020 and 2019, we had cash and cash equivalents of approximately $10.3 million and $15.3 million, respectively.

We secured additional liquidity in 2021 and 2022 through the issuance of $27.7 million of Swvl Convertible Notes and the issuance of $66.5 million of Swvl Exchangeable Notes. For more information, please see the section entitled “Recent Developments” above. As of June 30, 2021, the cash and cash equivalents of Swvl amounted to approximately $17.8 million.

Our cash and cash equivalents consist primarily of cash with banks or other financial institutions that is unrestricted as to withdrawal and use. Our cash and cash equivalents are primarily denominated in U.S. Dollars as well as in local currencies of the markets where we operate.

We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months from the date hereof. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, and funds raised in connection with the Business Combination, including proceeds raised from the PIPE Financing and the funds released from the Trust Account after giving effect to any redemptions.

Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, the expansion of sales and marketing activities, and the expansion of our business into new geographies and markets. Further, as part of our growth strategy, we expect to enter into arrangements to acquire or invest in businesses, products, services, and/or technologies. To enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, we may in the future seek equity or debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

Other than the lease commitments described in Note 11 of our condensed interim consolidated financial statements included in this proxy statement / prospectus, we did not have any material commitments or contingencies as at June 30, 2021.

The following table sets forth a summary of our cash flows for the periods indicated.

	Six Months Ended June 30		Year Ended December 31
($ million)	2021	2020	2020	2019
Cash flow from:
Operating Activities	(20.2)	(18.6)	(30.5)	(40.0)
Investing Activities	(0.1)	(0.2)	(0.2)	(0.4)
Financing Activities	27.5	26.1	26.0	46.4

Net (decrease)/increase in cash and cash equivalents	7.2	7.3	(4.7)	6.0

Operating Activities

Net cash used in operating activities was $20.2 million for the six months ended June 30, 2021, primarily consisting of $82.4 million of loss for the year before tax, adjusted for certain non-cash items, which included $22.3 million employee share-based payments charges, a $0.4 million provision for expected credit losses, $0.2 million of depreciation expense related to right-of-use assets, a $0.2 million provision for employees’ end of service benefits, $39.6 million of finance cost charges and less than $0.1 million of depreciation expense related to property and equipment. The net change in operating assets and liabilities are primarily the result of a $1.2 million increase in trade and other receivables (on account of increase of sales transaction) and a $1.8 million increase in accounts payables, accruals and other payables. Additionally, there was a decrease in current tax liabilities of $1.2 million.

Net cash used in operating activities was $18.6 million for the six months ended June 30, 2020, primarily consisting of $17.1 million of loss for the year before tax, adjusted for certain non-cash items, which included a $0.2 million employee share-based payments charges, a $0.4 million provision for credit losses, $0.2 million of depreciation expense related to right-of-use assets, and less than $0.1 million of depreciation expense related to property and equipment. The net change in operating assets and liabilities are primarily the result of a decrease in current tax liabilities of $0.6 million, a $0.8 million decrease in accounts payables, accruals and other payables and a $1.0 million increase in trade and other receivables.

Net cash used in operating activities was $30.5 million for the year ended December 31, 2020, primarily consisting of $32.9 million of loss for the year before tax, adjusted for certain non-cash items, which included $2.8 million employee share-based payments charges, a $0.7 million provision for expected credit losses, $0.4 million of depreciation expense related to right-of-use assets, a $0.2 million provision for employees’ end of service benefits and $0.1 million of depreciation expense related to property and equipment. The net change in operating assets and liabilities are primarily the result of a $1.8 million decrease in trade and other receivables (on account of improved performance on collection of outstanding dues) and a $0.3 million increase in accounts payables, accruals and other payables. Additionally, there was an increase in current tax liabilities of $0.3 million, a decrease in prepaid expenses and other current assets of less than $0.1 million and a decrease in advances from shareholders of less than $0.1 million.

Net cash used in operating activities was $40.0 million for the year ended December 31, 2019, primarily consisting of $40.6 million of loss for the year before tax, adjusted for certain non-cash items, which included a $0.4 million employee share-based payments charges, a $0.3 million provision for credit losses, $0.2 million of depreciation expense related to right-of-use assets, and less than $0.1 million of depreciation expense related to property and equipment. The net change in operating assets and liabilities are primarily the result of an increase in current tax liabilities of $0.5 million, a $0.2 million decrease in accounts payables, accruals and other payables and a $0.8 million decrease in trade and other receivables. Additionally, there was a decrease in prepaid expenses and other current assets of $0.2 million.

Investing Activities

Net cash used in investing activities was $0.1 million for the six months ended June 30, 2021 and $0.2 million for the six months ended June 30, 2020, consisting of purchases of property and equipment, which included the purchase of fixtures and furniture, leasehold improvements and employee laptops.

Net cash used in investing activities was $0.2 million in 2020 and $0.4 million in 2019, consisting of purchases of property and equipment, which included the purchase of fixtures and furniture, leasehold improvements and employee laptops.

Financing Activities

Net cash provided by financing activities was $27.5 million for the six months ended June 30, 2021, primarily consisting of $27.7 million in proceeds from the issuance of convertible notes, offset by lease liabilities paid during the year of $0.2 million.

Net cash provided by financing activities was $26.1 million for the six months ended June 30, 2020, primarily consisting of $26.4 million in proceeds from the issuance of preferred shares, offset by $0.2 million in the repayment of finance lease liabilities.

Net cash provided by financing activities was $26.0 million in 2020, primarily consisting of $26.4 million in proceeds from the issuance of preferred shares, offset by $0.3 million in the repayment of finance lease liabilities.

Net cash provided by financing activities was $46.4 million in 2019, primarily consisting of $47.1 million in proceeds from the issuance of preferred shares, offset by $0.2 million in the repayment of finance lease liabilities and $0.5 million in cancellation of shares.

Holding Company Structure

Swvl Inc. is, and Swvl Holdings Corp will be, a holding company without substantive business operations. Swvl conducts its operations primarily through its subsidiaries in the jurisdictions in which it operates. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, as determined in accordance with local regulations, our subsidiaries in certain jurisdictions may be restricted from paying us dividends offshore or from transferring a portion of their assets to us, either in the form of dividends, loans or advances, unless certain requirements are met and regulatory approvals are obtained. Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

Capital Expenditures

Our capital expenditures amounted to approximately $0.1 million for the six months ended June 30, 2021 and approximately $0.2 million for the six months ended June 30, 2020, and approximately $0.2 million in

FY 2020 and approximately $0.4 million in FY 2019. Our historical capital expenditures are primarily related to additions and purchases of property and equipment, which included the purchase of fixtures and furniture, leasehold improvements and employee laptops. While we are an asset-light business, we expect to moderately increase our capital expenditures to meet the expected growth in scale of our business and as we expand geographically and bolster our existing offerings. We expect that cash received in connection with the Business Combination and cash from operating activities and financing activities will be used to meet our capital expenditure and marketing spend needs in the foreseeable future.

Indebtedness

We issued a series of convertible notes in an aggregate principal amount of $27.7 million to certain noteholders between March 8, 2021 and May 20, 2021. These notes originally bore interest at a rate of 12% per annum, but such interest rate automatically decreased to 6.5% per annum on May 20, 2021, upon the issuance of notes with an aggregate principal amount in excess of $20 million. At the Closing, all of such notes will be cancelled, extinguished and converted into the right to receive Holdings Common Shares A.

In addition to the above, on August 25, 2021, certain Initial PIPE Investors effectively pre-funded Swvl with $35.5 million of their aggregate subscription commitments under the PIPE Subscription Agreements by purchasing the Initial Swvl Exchangeable Notes. Upon the issuance of the Initial Swvl Exchangeable Notes, the amount of each applicable Initial PIPE Investor’s subscription was reduced dollar-for-dollar by the aggregate purchase price of such Initial PIPE Investor’s Initial Swvl Exchangeable Notes. Since November 15, 2021, Swvl has issued an additional $31.0 million of Swvl Exchangeable Notes.

At the Company Merger Effective Time, all of the Swvl Exchangeable Notes will be automatically exchanged for Holdings Common Shares A at an exchange price of $8.50 per share (or, with respect to the $20.0 million Swvl Exchangeable Note issued to an Initial PIPE Investor affiliated with Agility on January 12, 2022 and the $1.0 million Swvl Exchangeable Note issued to R Capital, LLC on January 31, 2022, $9.10 per share).

Off-Balance Sheet Arrangements

As of June 30, 2021, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risks in the ordinary course of our business. These risks primarily include currency risk, interest rate risk and other price risk. See Note 3 to our consolidated financial statements included elsewhere in this proxy statement/prospectus for further details.

Interest Rate Risk

Interest rate risk is the risk that our earnings will be affected as a result of fluctuations in the value of financial instruments due to changes in market interest rates. We do not have any borrowings which are exposed to interest rate risk. We have certain financial assets that generate interest income. However, we are not exposed to material interest rate risk on these financial assets.

Currency Risk

Currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. We are not exposed in our transactions denominated in Emirati dirham as it is pegged against the US dollar. However, for the transactions denominated in other currencies (i.e., Pakistani rupees, Egyptian pounds or Kenyan shillings), we are exposed to currency risks as these currencies are not pegged against the US dollar. For detailed discussion and sensitivity analysis on currency risk, see Note 3(c) of our audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from currency risk or interest rate risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

We are not exposed to price risk as at June 30, 2021, as we have no financial instruments which are sensitive to market prices.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with IFRS. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates under different assumptions or conditions. We believe that the following critical accounting policies reflect the more significant judgments, estimates and assumptions used in the preparation of our consolidated financial statements.

Revenue

We recognize revenue in accordance with IFRS 15, which we adopted as of January 1, 2019, the date of our IFRS adoption. The Company derives its revenue principally from end-users who use the Swvl platform to access routes predetermined by the Company. Revenue for transport represents the gross amount of fares charged to the end-user for these services. The sole performance obligation of the Company is to provide transportation services to the end-users by integrating the use of the Swvl platform and a network of captains and vehicles registered on the platform. The end-users are charged for using transportation services (i.e. fare charges, net of the discounts and incentives) and are given various incentives (discussed below). The Company recognizes revenue when its performance obligation towards the end-users has been satisfied (i.e. when the ride is completed). It is at this point in time that the end-user becomes liable to transfer the due consideration to the Company.

The Company evaluates the presentation of revenue on a gross versus net basis based on whether the Company controls the service provided to the end-user and is the principal in the transaction (gross), or the Company arranges for other parties (operators and individual captains) to provide the service to the end-user and is the agent in the transaction (net). The Company considers itself a principal for the transportation services because it controls the services provided to riders.

End-user discounts and promotions

The Company offers discounts and promotions to end-users to encourage use of the transportation services provided by the Company. These are offered in various forms and include:

•

Targeted end user discounts and promotions. These discounts and promotions are offered to specific end-users in a market to acquire, re-engage or generally increase end-users’ use of the platform. Because the end-user does not provide the Company with a distinct good or service against these promotions and discounts, the Company deducts the amount of these promotions and discounts from the transaction price when recognizing revenue.

•

Free credits. Swvl provides end-users booking intercity routes using Swvl’s Travel platform with free credits to encourage booking a two-way trip between origin and destination cities. Under Swvl’s free credit program, a credit is transferred to an end-user’s wallet on the Swvl application after the completion of the first trip that the end-user can then consume while paying for the return trip. Because the Company provides the discount that is to be used in the future by the end-user, the free credit is recognized as a liability until it is redeemed by the end-user or the validity period of such credit lapses. However, this liability is not recognized when it is immaterial.

•

End-user referrals. End-user referrals are earned when an existing end-user (the referring end-user) refers a new end-user (the referred end-user) to the Swvl platform and the new end-user books their first ride on the platform. These referrals are typically paid in the form of a credit given to the referring end-user. The referring end-user is deemed to provide growth and marketing services to the Company as it provides a distinct good or service against the end-user referral discounts. As a result of this, the end-user referrals are recognized as selling and marketing costs.

•

Market-wide promotions. Market-wide promotions reduce the end-user fare charged for all or substantially all rides in a specific market in the form of discounts. As a result, the Company recognizes the cost of these promotions as a reduction of revenue when the ride is completed.

Deferred tax

As Swvl Inc. is incorporated in the British Virgin Islands, the profits from operations of Swvl Inc. are not subject to taxation. However, certain subsidiaries of Swvl Inc. are based in taxable jurisdictions such as Egypt, Kenya, and Pakistan where they are liable for tax.

The Company records deferred tax to provide for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets have been recognized by a certain subsidiary of the Company on their trading losses where utilization is probable, given that there are probable future taxable profits to offset against these losses. The Company continuously reviews the recoverability of the deferred tax asset for any significant changes to these assumptions.

Share-based payments

Employees (including senior executives) of the Company received remuneration in the form of share-based payments starting in May 2017, whereby employees have rendered services as consideration for equity instruments (i.e., equity-settled transactions).

The Company has issued share-based payment awards, for which “grant date” is not achieved, due to the absence of a formal approval of the terms and conditions of the grant that reflect the intent of this long-term incentive scheme. The award’s terms however, include a condition that the employees would be eligible to exercise their vested options only on an exit event occurring. If an employee leaves the Company before the exit event, the employee could exercise options on a pro-rata basis (based on the length of time that the employee has served since the award was granted). Therefore, the cost of awards is recognized in advance of the grant date, over the period services are rendered by the employees, by estimating the fair value of the equity instruments at the end of each reporting period despite the Company’s awards being classified as equity-settled. The grant date was achieved subsequently in July 2021 when the formal terms and conditions were finalized by the Board of Directors, which will be communicated and clarified with the employees as part of the exit event. The cost is recognized in employee benefits expense, together with a corresponding increase in equity (other capital reserves). The cumulative expense recognized reflects the Company’s best estimate of the number of equity instruments that will ultimately vest.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award. The probability of an exit event occurring is a non-vesting condition, and is included in the fair value of the awards, whose charge is amortized over the period services are rendered by the employees.

Emerging Growth Company Status

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from certain SEC disclosure requirements and standards. We intend to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Please see the section entitled “Risk Factors—Holdings is an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make Holdings Common Shares A less attractive to investors”.

Internal Control Over Financial Reporting

Prior to the Closing, we have been a private company with the size of accounting personnel, and other resources with which to address our internal control over financial reporting, being in line with early-stage private companies. In connection with the audits of our consolidated financial statements included in this proxy statement/prospectus, we and our independent registered public accounting firm identified three material weaknesses and other significant control deficiencies in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to (1) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience, (2) a lack of sufficient financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (3) the design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of our consolidated financial statements. We are already executing on a plan to remediate them. However, if for any reason we are unable to remediate these material weaknesses, our ability to produce accurate and timely consolidated financial statements may be impaired. We have implemented and plan to implement a number of measures to address the material weaknesses that have been identified. We have hired additional qualified financial and accounting staff with working experience of IFRS and SEC reporting requirements and plan to continue such hiring efforts. We intend to conduct regular and continuous IFRS accounting and financial reporting training programs for our financial reporting and accounting personnel. We plan to establish an internal audit function and engage an external consulting firm to assist us to assess Sarbanes-Oxley Act compliance requirements and improve our overall internal controls. We also plan to prepare comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period end financial closing process. Furthermore, with respect to the effectiveness of our IT general controls, we are in the process of establishing formal processes and controls for information systems that are key to the preparation of our consolidated financial statements, including access and change controls. If these measures are ineffective, we may be unable to remediate these issues in the anticipated timeframe.

Please see the subsection entitled “Risk Factors—We have identified material weaknesses in our internal control over financial reporting. We are already executing on a plan to remediate them. However, and if for any reason we are unable to remediate these material weaknesses and otherwise to maintain proper and effective internal controls over financial reporting in the future, our ability to produce accurate and timely consolidated financial statements could may be impaired, which could may harm our operating results, our ability to operate our business and or investors’ views of us.” for additional information.

BUSINESS OF SPAC AND CERTAIN INFORMATION ABOUT SPAC

Overview

SPAC is a blank check company incorporated on December 9, 2020 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

SPAC’s founder, Victoria Grace, formed a team of management, board members and advisory board including Betsy Atkins, Nelda Connors, Brad Jones and Hannah Jones (the “SPAC Advisory Board”), who each have decades of experience in one or several of the key areas that SPAC believes is essential to successfully identifying and partnering with the right company for a business combination. SPAC’s team includes business executives, professional investors, entrepreneurs and public company board members with a wide range of relevant experience founding, growing and leading companies.

The Sponsor is controlled by Ms. Grace and owned by members of SPAC’s management team and board, the SPAC Advisory Board, an affiliate of Agility and certain other individuals. Ms. Grace founded Colle Capital Partners I, LP in December 2015 and through Colle Capital has made investments in a diverse portfolio of 48 companies across the logistics, healthcare, financial technology, marketplace and emerging technology sectors.

Agility, one of the world’s top logistics providers, is one of the owners of Sponsor and is a leader and investor in technology to enhance supply chain efficiency, as well as a pioneer in emerging markets. Agility operates in over 100 countries. Colle Capital and Agility are long-standing partners and have invested together in numerous companies, including Hyliion Inc. (NASDAQ: HYLN) (“Hyliion”).

In December 2020, Sponsor purchased 6,468,750 SPAC Class B Ordinary Shares for $25,000, or approximately $0.004 per share. On January 13, 2021 and January 19, 2021, SPAC effected a share capitalization of 1,437,500 and 718,750 SPAC Class B Ordinary Shares, respectively, resulting in Sponsor holding an aggregate of 8,625,000 SPAC Class B Ordinary Shares (up to 1,125,000 shares of which were subject to forfeiture to the extent the underwriters of the Initial Public Offering did not exercise their over-allotment option). On January 22, 2021, the underwriters exercised their over-allotment option in full, and therefore the 1,125,000 shares which were subject to forfeiture are no longer subject to forfeiture.

On the IPO Closing Date, SPAC consummated the Initial Public Offering of 34,500,000 SPAC Units, including 4,500,000 SPAC Units that were issued pursuant to the underwriters’ exercise of their over-allotment option in full. The SPAC Units were sold at a price of $10.00 per unit, generating gross proceeds to SPAC of $345.0 million. Each SPAC Unit consists of one SPAC Class A Ordinary Share, and one-third of one SPAC Public Warrant. Each SPAC Public Warrant entitles the holder thereof to purchase one SPAC Class A Ordinary Share at a price of $11.50 per share, subject to adjustment.

Simultaneously with the consummation of the Initial Public Offering, SPAC completed the private sale of 5,933,333 SPAC Private Placement Warrants at a purchase price of $1.50 per SPAC Private Placement Warrant to Sponsor, generating gross proceeds to SPAC of $8.9 million. Each SPAC Private Placement Warrant entitles the holder to purchase one SPAC Class A Ordinary Share at $11.50 per share. The SPAC Private Placement Warrants (including the SPAC Class A Ordinary Shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of the Initial Business Combination.

$345.0 million of the net proceeds from the Initial Public Offering and the SPAC Private Placement has been deposited in the Trust Account.

SPAC received gross proceeds from the Initial Public Offering and the sale of the SPAC Private Placement Warrants of $345.0 million and $8.9 million, respectively, for an aggregate of $353.9 million.

$345.0 million of the gross proceeds were deposited into the Trust Account. The $345.0 million of net proceeds held in the Trust Account includes approximately $10.0 million of deferred underwriting discounts and commissions that will be released to the underwriters of the Initial Public Offering upon completion of the Initial Business Combination. Of the gross proceeds from the Initial Public Offering and the sale of the SPAC Private Placement Warrants that were not deposited in the Trust Account, approximately $5.9 million was used to pay underwriting discounts and commissions in connection with the Initial Public Offering, approximately $91,000 was used to repay loans and advances from Sponsor, and the balance was reserved to pay accrued offering and formation costs, business, legal and accounting due diligence expenses on prospective acquisitions and continuing general and administrative expenses.

In the case that additional SPAC Class A Ordinary Shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering in relation to the closing of the Initial Business Combination, the ratio at which SPAC Class B Ordinary Shares will convert into SPAC Class A Ordinary Shares will be adjusted (unless the holders of a majority of the outstanding SPAC Class B Ordinary Shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of SPAC Class A Ordinary Shares issuable upon conversion of all issued and outstanding SPAC Class B Ordinary Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all outstanding Ordinary Shares upon the completion of the Initial Public Offering plus all SPAC Class A Ordinary Shares and equity-linked securities issued or deemed issued in connection with the business combination (excluding any Ordinary Shares or equity-linked securities issued, or to be issued, to any seller in the Initial Business Combination). Sponsor, as the holder of all of the outstanding SPAC Class B Ordinary Shares, agreed to waive such adjustment in connection with the consummation of the Transactions.

On March 12, 2021, SPAC announced that, commencing March 15, 2021, holders of the SPAC Units sold in the Initial Public Offering may elect to separately trade the SPAC Class A Ordinary Shares and SPAC Public Warrants included in the SPAC Units. The SPAC Class A Ordinary Shares and SPAC Public Warrants that are separated will trade on Nasdaq under the symbols “GMBT” and “GMBTW,” respectively. Those SPAC Units not separated will continue to trade on Nasdaq under the symbol “GMBTU” until the SPAC Merger Effective Time.

Initial Business Combination

SPAC must complete one or more Initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the Initial Business Combination.

Redemption Rights for Holders of SPAC Public Shares

SPAC is providing the SPAC Public Shareholders with the opportunity to elect to redeem their SPAC Public Shares for cash equal to a pro rata share of the aggregate amount then on deposit in the Trust Account, including interest not previously released to SPAC to pay its taxes, divided by the number of then-outstanding SPAC Public Shares, upon the consummation of the Business Combination, subject to the limitations described herein. As of June 30, 2021, the amount in the Trust Account, including interest not previously released to SPAC to pay its franchise and income taxes, is approximately $10.00 per SPAC Public Share. Sponsor and SPAC’s officers and directors have entered into a letter agreement with SPAC, pursuant to which they have agreed to waive their redemption rights with respect to the SPAC Class B Ordinary Shares and any SPAC Public Shares they may hold in connection with the consummation of the Business Combination. The SPAC Class B Ordinary Shares will be excluded from the pro rata calculation used to determine the per share redemption price.

Submission of Initial Business Combination to a Shareholder Vote

The SPAC Shareholders’ Meeting to which this proxy statement relates is being held to solicit your approval of, among other things, the Business Combination Proposals. Unlike many other blank check companies, SPAC Public Shareholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then SPAC Public Shareholders electing to exercise their redemption rights will not be entitled to receive such payments. Sponsor and the Key SPAC Shareholders have agreed to vote any SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares owned by them in favor of the Business Combination.

Limitation on Redemption Rights

The SPAC Articles provides that a SPAC Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemptions with respect to more than an aggregate of 20% of the SPAC Class A Ordinary Shares included in the SPAC Units sold in the IPO.

Employees

SPAC currently has two officers. These individuals are not obligated to devote any specific number of hours to SPAC’s matters but they intend to devote as much of their time as they deem necessary to SPAC’s affairs until it has completed the Initial Business Combination. The amount of time that they will devote in any time period will vary based on whether a target business has been selected for the Initial Business Combination and the stage of the business combination process SPAC is in.

Management

Executive Officers and Directors

Our current executive officers and directors are set forth below:

Name	Age	Position
Victoria Grace	46	Chief Executive Officer and Director
Anastasia Nyrkovskaya	44	Chief Financial Officer
Jennifer Barbetta	48	Independent Director
Cheryl Martin, Ph.D.	58	Independent Director
Jill Putman	54	Independent Director
Jeannine Sargent	57	Independent Director
Lone Fønss Schrøder	61	Independent Director
Elizabeth K. Weymouth	53	Independent Director

Victoria Grace has been SPAC’s Chief Executive Officer and a member of its board of directors since December 2020. Ms. Grace is a founding partner of Colle Capital Partners I, LP, an opportunistic, early stage technology venture fund and Chief Executive Officer and Director of Queen’s Gambit Growth Capital II. Prior to founding Colle Capital, Ms. Grace was a partner at Wall Street Technology Partners LP, a mid-stage technology fund, from November 2000 to February 2014, and a director of Dresdner Kleinwort Wasserstein Private Equity Group from November 2000 to October 2004. In addition, Ms. Grace co-founded, co-managed and served as President of Work It, Mom! LLC, a network site for professional moms with an advertising revenue model from 2007 until its merger with another content company in 2012. She also served on the board of directors of VNV Global Ltd., an investment company with a focus on companies with network effects. Ms. Grace has worked with, and made investments in a broad range of companies, including enterprise software, wireless technologies, medical devices, health IT, FinTech, hardware, virtual reality and D2C retail companies. Notable investments that Ms. Grace either led or worked closely with include Apriso (acquired by Dassault Systemes), AZA Group (formerly BitPesa Ltd.), Lon, Inc. (d/b/a Bread) (acquired by Alliance Data Systems Operations), CargoX Ltd., Concourse Global Enrollment, Inc., Health Platforms Inc. (Doctor.com) (acquired by Press Ganey Associates LLC), EnsoData Inc., Hyliion Inc. (NYSE: HYLN), Maven Clinic Co., MaxBone, Inc., MetaStorm Inc. (acquired by OpenText Corporation), Netki, Inc., Numan, Parkside Securities, Inc., QMerit, Inc., Radar, Sensydia Corporation, Skopenow, Inc., Swiftmile, Inc., Syft (acquired by Recruit Holdings Co Ltd., owner of indeed.co.uk) and Vergent Bioscience, Inc. Ms. Grace received her Bachelor of Arts in economics and biochemistry from Washington University in St. Louis in 1997.

Anastasia Nyrkovskaya has been SPAC’s Chief Financial Officer since December 2020. Ms. Nyrkovskaya is currently the Chief Financial Officer of Queen’s Gambit Growth Capital II and Chief Financial Officer of Fortune Media (USA) Corporation (“Fortune Media”), which she joined in April 2019, where she leads all aspects of finance and accounting, board relations, corporate development and multiple new initiatives, including a post-acquisition transition. Prior to joining Fortune Media, she served as Chief Financial Officer and Treasurer of Birchbox Inc., from July 2018 to February 2019, where she oversaw finance and accounting, business intelligence and human resources, and the Chief Financial Officer of XpresSpa Group, Inc. (NASDAQ: XSPA) from May 2013 to August 2018, where she led finance and accounting functions, including SEC reporting and debt raises in the public markets. Prior to these roles, Mrs. Nyrkovskaya served as Vice President and Assistant Global Controller and Vice President, Corporate Finance and Business Development at NBCUniversal Media, LLC (“NBCUniversal”) from November 2006 to May 2013. While at NBCUniversal, she was the accounting and finance lead on numerous M&A transactions, including the original formation of HULU, LLC, as well as the acquisitions of The Weather Channel and Oxygen Network, among others. Mrs. Nyrkovskaya started her career in Audit followed by Transaction Services at KPMG, LLP where she worked from September 1998 to November 2006.

Jennifer Barbetta, one of SPAC’s independent directors, is the Chief Operating Officer and Senior Managing Director at Starwood Capital Group, a private investment firm with a primary focus on global real estate. Additionally, Ms. Barbetta is a director nominee of Queen’s Gambit Growth Capital II and currently serves on the board of directors of Artisan Partners Asset Management Inc. and is a member of its Nominating and Corporate Governance Committee and Compensation Committee. Prior to joining Starwood Capital Group in 2019, Ms. Barbetta was a Partner and Managing Director at Goldman Sachs. While at Goldman Sachs from 1995 to 2019, Ms. Barbetta served in a variety of leadership roles, including as Chief Operating Officer and Global Head of Strategic Client Services of Goldman Sachs Asset Management from 2011 to 2016 and Chief Operating Officer of the Alternative Investments and Manager Selection business where she worked from 1997 to 2011. Ms. Barbetta currently serves on the Dean’s Advisory Council for the Villanova School of Business as of 2018 and the Emeritus Board of the Point Foundation as of 2017. Ms. Barbetta received a Bachelor of Science in Finance from Villanova University.

Cheryl Martin, Ph.D, one of SPAC’s independent directors, is the Founder and Principal of Harwich Partners, LLC, a consulting firm that works with public and private sector entities to design and implement solutions for complex problems, especially those related to energy, sustainability and technology adoption. Dr. Martin is a director nominee of Queen’s Gambit Growth Capital II. From March 2016 to November 2018, Dr. Martin was a member of the Managing Board of the World Economic Forum in Geneva, Switzerland, where she was responsible for a range of industry and innovation initiatives. Prior to this, Dr. Martin served as Acting Director of the U.S. Department of Energy’s Advanced Research Projects Agency–Energy (“ARPA-E”) from 2013 to 2014. Dr. Martin additionally served as the Deputy Director for Commercialization at ARPA-E from August 2011 to March 2015, where she led the Technology-to-Market program, which helps breakthrough energy technologies succeed in the marketplace. Prior to joining ARPA-E, Dr. Martin was an Executive in Residence with Kleiner Perkins Caufield and Byers, a venture capital firm based in California from January 2010 to August 2011 and served as the interim Chief Executive Officer of Renmatix, a start-up company focused on renewable materials from March 2010 to August 2010. Dr. Martin also spent 20 years with Rohm and Haas Company, starting her career as a Senior Scientist for the Plastics Additive business and later in the Plastics Additive and Coatings businesses. In 2000, Dr. Martin was named Director, Investor Relations of Rohm and Haas Company, and later Director, Financial Planning. In 2005, Dr. Martin was named General Manager of Rohm and Haas Company’s Adhesives and Sealants business in North America. In 2017, she was elected as Corporate Vice President and named General Manager for the Paint and Coatings Materials business in Europe,

Middle East and Africa, a position she held until 2009. Dr. Martin currently serves as Chair of the board of directors of Sound Agriculture Company as of May 2020. Dr. Martin additionally served as a member of the board of directors of Enbala Power Networks from March 2016 until its acquisition by Generac Power System in October 2020. Dr. Martin currently serves as a member of several non-profit boards of directors, including Philabundance, the greater Philadelphia region’s largest hunger relief organization, rejoining the board in September 2020 after prior board service from 2010 to 2016 as well as Clean Energy Trust and Elemental Excelerator. Dr. Martin earned a Bachelor of Arts in chemistry from the College of the Holy Cross, where she is currently a Trustee, and a Ph.D. in organic chemistry from the Massachusetts Institute of Technology (“MIT”).

Jill Putman, one of SPAC’s independent directors, is the Chief Financial Officer at Jamf Holding Corp. (“Jamf”) (NASDAQ: JAMF), a comprehensive enterprise management software of the Apple platform, a member of the board of directors and chair of the Audit Committee of Integral Ad Science (NASDAQ:IAS), a global leader in digital ad verification, and is a director nominee of Queen’s Gambit Growth Capital II. Prior to joining Jamf in 2014, Ms. Putman served as Chief Financial Officer of Kroll Ontrack, a private-equity owned e-discovery firm from July 2011 to May 2014. Prior to her role at Kroll Ontrack, Inc., Ms. Putman was the Divisional Chief Financial Officer and Vice President of Finance at Lifetouch Inc. from 2010 to 2011, where she was responsible for driving strategic planning, controlling and reporting of financial reports, financial planning and analysis and policy development. Ms. Putman also served as Vice President of Finance at McAfee Corp. from 2008 to 2009, and Vice President of Global Finance and Treasurer of Secure Computing Corporation from 1997 until its acquisition by McAfee Corp. in 2008. Prior to joining Secure Computing Corporation, Ms. Putman held several finance positions at Target Corp. (Dayton Hudson Corporation) from 1993 to 1997. Ms. Putman additionally served as an auditor at KPMG LLP, serving in its audit practice, from 1990 to 1993.

Jeannine Sargent, one of SPAC’s independent directors, currently serves in investment and advisory roles that are focused on industries ranging from AI-enabled solutions to the energy transition and sustainability, including serving as an Advisor at Breakthrough Energy Ventures as of December 2018, Senior Advisor at Generation Investment Management LLP as of November 2017 and Operating Partner and Senior Advisor at Katalyst Ventures Management LLC, as of January 2018. Ms. Sargent is a director nominee of Queen’s Gambit Growth Capital II. From January 2012 to October 2017, Ms. Sargent held multiple executive leadership roles at Flex Ltd., a leading global design, engineering and manufacturing company, including President of Innovation and New Ventures and President of Flex’s Energy business. Prior to joining Flex Ltd., Ms. Sargent served as Chief Executive Officer at Oerlikon Solar AG, a thin-film silicon solar photovoltaic module manufacturer, from 2007 to 2010 and Chief Executive Officer of Voyan Technology, an embedded systems software provider from 1996 to 2001. Additionally, Ms. Sargent served as Executive Vice President and General Manager at Veeco from 2004 to 2007. Ms. Sargent currently serves on the board of directors and audit committee of Synopsys Inc., an electronic design automation company that focuses on silicon design and verification, silicon intellectual property and software security and quality since September 2020, Fortive Corporation, a provider of essential technologies for connected workflow solutions since February 2019 currently serving as Chair of the Nominating & Governance committee and member of Audit committee; and Proterra Inc., a leader in the design and manufacture of zero-emission electric transit and EV technology, since October 2018 where she is the Lead Independent Director and serves on the Audit committee. She is also a member of the board of Trustees of Northeastern University since July 2017. Ms. Sargent previously served as a member of the board of directors at Cypress Semiconductor Corporation from December 2017 to May 2020.

Lone Fønss Schrøder, one of SPAC’s independent directors, currently serves as the Chief Executive Officer at Concordium AG, the world’s first blockchain with protocol-level identity mechanism, as of February 2019. Ms. Fønss Schrøder is a director nominee of Queen’s Gambit Growth Capital II and currently sits on the boards of directors of IKEA Group, Volvo Car Group, Aker Group (comprised of Akastor ASA and Aker Solutions ASA which merged with Kvaerner ASA in November 2020), the CSL Group Inc. and Geely Sweden Holdings. She previously served as Chairman of Saxo Bank A/S from 2014 to 2018, Audit Committee Chairman of Valmet Oy from 2014 to 2018, a member of the Credit & Audit Committee of Handelsbanken AB from 2009 to 2014, a member of the Audit Committee of Vattenfall AB from 2005 to 2012 and a member of the Audit

Committee of Yara ASD from 2006 to 2011. Ms. Fønss Schrøder co-founded the fintech company Cashworks, Inc. in 2016, and formerly served as President and Chief Executive Officer of Wallenius Lines from 2005 to 2010. Additionally, Ms. Fønss Schrøder spent 22 years at A.P. Moller Maersk, where she held several senior management positions, and founded Maersk Procurement and Star Air where she was responsible for the Car Carriers and Bulk division. She was also a Senior Advisor for Credit Suisse from 2014 to 2018 and a former partner of CMC Biologics A/S (which was acquired by AGC Biologics, Inc. in 2016). Ms. Fønss Schrøder received a Masters of Science in Law from the University of Copenhagen in 1987 and a Masters of Science in Economics from the Copenhagen Business School in 1984.

Elizabeth K. Weymouth, one of SPAC’s independent directors, is the Founder, Managing Partner and Chair of the Investment Committee at Grafine Partners, LP, a boutique alternative asset management firm and is a director nominee of Queen’s Gambit Growth Capital II. Prior to founding Grafine Partners, LP in 2018, Ms. Weymouth served as a Partner at Riverstone Holdings LLC, a private investment firm focused on growth capital investments in the energy industry, from 2007 to 2017, where Ms. Weymouth helped to institutionalize the firm and secured $27 billion of capital from global sources. Before joining Riverstone Holdings LLC, Ms. Weymouth was at J.P. Morgan serving in a variety of roles from 1994 to 2007, including serving as Managing Director at J.P. Morgan Private Bank and Head of Investments for the U.S. Northeast region, as well as serving on the Global Investment Leadership Team and Fiduciary Oversight Committee. Ms. Weymouth additionally served as a member of the firm’s Senior Women’s Leadership Forum and Mentoring Committee. Earlier in her career, Ms. Weymouth worked in London for Willis Corroon, PLC as an Associate in the Oil and Gas Division, negotiating insurance coverage for Fortune 50 energy companies with underwriters. Ms. Weymouth additionally served as Chair of the board of trustees of the University of Virginia Darden School of Business from 2016 to 2019, where she served as the first female chair in their history.

Number and Terms of Office of Officers and Directors

SPAC has seven directors. The SPAC Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to SPAC’s first annual meeting of shareholders) serving a three-year term. The term of office of the first class of directors, consisting of Jen Barbetta and Cheryl Martin, expires at SPAC’s first annual general meeting. The term of office of the second class of directors, consisting of Jill Putman and Jeannine Sargent, expires at the second annual general meeting. The term of office of the third class of directors, consisting of Lone Fønss Schrøder, Elizabeth K. Weymouth and Victoria Grace, expires at the third annual general meeting.

Holders of SPAC Class B Ordinary Shares have the right to appoint and remove all of SPAC’s directors prior to the consummation of the Initial Business Combination and SPAC Public Shareholders do not have the right to vote on the appointment or removal of directors during such time.

Approval of the Initial Business Combination requires the affirmative vote of a majority of the SPAC Board, which must include a majority of SPAC’s independent directors and each of the non-independent directors nominated by Sponsor.

SPAC’s officers are appointed by the SPAC Board and serve at the discretion of the SPAC Board, rather than for specific terms of office. The SPAC Board is authorized to appoint persons to the offices set forth in the SPAC Articles as it deems appropriate. The SPAC Articles provide that SPAC’s officers may consist of a Chairman of the board of directors, Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Treasurer and such other offices as may be determined by the SPAC Board.

Board Leadership Structure and Role in Risk Oversight

Victoria Grace serves as the Chairman of the SPAC Board, as well as the Chief Executive Officer of the SPAC, and is responsible for leading SPAC management and operations. The SPAC Board believes that the current leadership structure is efficient for a company of SPAC’s size, and promotes good corporate governance. However, the SPAC Board will continue to evaluate its leadership structure and may change it if, in the opinion of the SPAC Board, a change is required by the needs of SPAC’s business and operations.

The SPAC Board is actively involved in overseeing SPAC’s risk assessment and monitoring processes. The SPAC Board focuses on SPAC’s general risk management strategy and ensures that appropriate risk mitigation strategies are implemented by management. Further, operational and strategic presentations by management to the SPAC Board include consideration of the challenges and risks of SPAC’s businesses, and the SPAC Board and management actively engage in discussion on these topics. In addition, each of the SPAC Board’s committees considers risk within its area of responsibility.

SPAC Advisory Board

In addition to SPAC’s management team and board of directors, SPAC has assembled a highly differentiated SPAC Advisory Board of accomplished founders and operators that SPAC believes will help position SPAC as a preferred partner for potential business combination targets. The members of SPAC’s Advisory Board will assist SPAC’s management team with sourcing and evaluating business opportunities and devising plans and strategies to optimize any business that SPAC acquires following the consummation of this offering. However, unlike SPAC’s management team, SPAC’s senior operating advisors will not be responsible for managing SPAC’s day-to-day affairs and have no authority to engage in substantive discussions with potential business combination targets on SPAC’s behalf. SPAC’s senior operating advisors are neither paid nor reimbursed for any out-of-pocket expenses.

Betsy Atkins, one of SPAC’s senior operating advisors, is a serial entrepreneur and the Chief Executive Officer and founder of Baja Corporation, an early stage venture capital firm focused on software, technology, energy and healthcare. Ms. Atkins has co-founded enterprise software companies in multiple industries including energy, healthcare and networking. Ms. Atkins is an expert at scaling companies through their hypergrowth and leading them to successful initial public offerings and acquisitions, including serving as the Chair and Chief Executive Officer of Clear Standards, Inc. the SaaS energy management and sustainability reporting company, from 2009 until 2010, during its acquisition by SAP AG (NYSE: SAP) (“SAP”). Ms. Atkins also co-founded Ascend Communications Inc., a Nasdaq listed company acquired by Lucent-Alcatal Technologies Inc. for $20 billion in 1999. At Baja Corporation, Ms. Atkins has built three early-stage funds investing in enterprise, software, healthcare and energy. Ms. Atkins is a corporate governance expert with an eye for making boards a competitive asset, currently serving on the boards of directors of Wynn Resorts Ltd. (NASDAQ: WYNN), Jamf Holding Corp. (NASDAQ: JAMF), Volvo Car Group and SL Green Realty Corp. (NYSE: SLG). Ms. Atkins’s corporate board experience is vast and covers multiple industries including technology, healthcare, hospitality, auto, CPG, manufacturing and logistics. Ms. Atkins’ most recent previous directorships include Chairman of SAP from 2010 to 2017, and member of the board of directors of Cognizant Technology Solutions Corporation (NASDAQ: CTSH) from 2017 to 2018, Covetrus, Inc. (NASDAQ: CVET) and its predecessor, Vets First Choice, a pharmaceutical company, from 2016 until 2019, HD Supply Holdings, Inc. (NASDAQ: HDS) from 2013 to 2018, in addition to serving as a member of the supervisory board of Schneider Electric (EPA: SU) from 2011 to 2019. Ms. Atkin’s expertise is emphasized by her third published book Be Board Ready: The Secrets to Landing a Board Seat and Being a Great Director. Ms. Atkins brings an operational perspective to corporate governance which focuses on taking friction out of the consumer experience, leveraging broad contemporary knowledge of digital technology to reduce costs and driving efficiency and productivity using AI machine learning analytics to streamline processes, and additionally brings a lens of ESG thought leadership and expertise on operationalizing ESG. Ms. Atkins received her degree from the University of Massachusetts, Amherst.

Nelda J. Connors, one of SPAC’s senior operating advisors, was the President and Chief Executive Officer of Tyco International’s Electrical and Metal Products division, from 2008 to 2011. She took Tyco International’s Electrical and Metal Products public in 2016 and renamed it to Atkore International (NYSE: ATKR).

Prior to that, she was a Senior Executive at Eaton Corporation for six years and Ford Motor Company for four years. Ms.

Connors is currently Chairwoman and Chief Executive Officer of Pine Grove Holdings, LLC, a privately-held investment company focused on acquiring small-to-mid-sized businesses with a high engineering component. These investments are primarily focused in power generation, specialty logistics and transportation, SaaS and advanced materials. Ms. Connors brings more than 25 years of technical and operating experience in diversified industrials as an original equipment manufacturer, supplier and distributor. Her recognized expertise has earned her a place on the board of directors of various companies, including Baker Hughes Company, Boston Scientific Corporation and EnerSys Corporation. Ms. Connors has also been appointed an independent outside advisor for the board of directors of Nissan North America Inc. Previously, she served on the boards of directors of Delphi Technologies PLC, Case New Holland Industrial N.V., Echo Global Logistics, Inc., Blount International Inc., Clarcor Corporation, Vesuvius plc, and as a Class B Director of the Federal Reserve Bank of Chicago. Ms. Connors has also served on the Independent Takata Quality Assurance Panel for Takata Corporation. Currently, she serves as a board director for the Robert F. Kennedy Human Rights Foundation and Xavier University of Louisiana. Her awards and recognition include Most Influential Corporate Directors of Women, Inc., Savoy in its Power 300 Most Influential Black Corporate Directors and Black Enterprise Top 75 Powerful Women in Business. Additionally, Chicago United recognized her as one of its Business Leaders of Color, C200 moderator for “Beyond the Glass Ceiling,” awarded Rotary International Japan Fellow.

G. Bradford Jones, one of SPAC’s senior operating advisors, is a venture capital and real estate investor, a Founding Partner and Advisory Partner of Redpoint Ventures, a venture capital firm focused on investments in seed, early and growth-stage companies, which he co-founded in 1999, and a Venture Partner at Colle Capital Partners I, LP. Mr. Jones has additionally been a Partner of TopTier Wines since 2017. Prior to founding Redpoint Ventures in 1999, Mr. Jones was a General Partner with Brentwood Venture Capital from 1981 to 2020. Mr. Jones has served on the boards of directors of ten public companies funded by Brentwood Venture Capital and Redpoint Ventures, and currently serves on the board of directors of one privately held company as well as on the board of directors of Stamps.com (NASDAQ: STMP).

Hannah Jones, one of SPAC’s senior operating advisors, is the Founder and President of Nike Valiant Labs, Nike, Inc.’s new business incubator, where she leads a team of entrepreneurs who channel the company’s startup roots to build and pilot new businesses that serve the unmet needs of existing and future customers. Prior to founding Nike Valiant Labs in 2018, Ms. Jones served in several roles at Nike, Inc., including as Chief Sustainability Officer and Vice President of the Innovation Accelerator from 2014 to 2018, as Vice President of Sustainable Business and Innovation from 2012 to 2014, as Vice President of Corporate Responsibility and Labor Compliance from 2004 to 2012 and as Director of Corporate Responsibility, Europe, Middle East and Africa from 1998 to 2004. Before her positions at Nike, Inc., Ms. Jones was a Senior Consultant for FleishmanHillard for Microsoft Corporation from 1992 to 1995. Ms. Jones previously served as a member of the board of directors of People Against Dirty Holdings Limited (Method Soap & Ecover) from 2014 until its acquisition by S.C. Johnson & Son, Inc. in 2017. Ms. Jones currently serves as a Sustainability Advisory Board Member to UCB SA/NV.

The Sponsor is controlled by Ms. Grace and owned by members of SPAC’s management team and board, the SPAC Advisory Board, an affiliate of Agility and certain other individuals. Ms. Grace founded Colle Capital Partners I, LP in December 2015 and through Colle Capital has made investments in a diverse portfolio of 48 companies across the logistics, healthcare, financial technology, marketplace and emerging technology sectors. Agility, one of the world’s top logistics providers, is one of the owners of Sponsor and is a leader and investor in technology to enhance supply chain efficiency, as well as a pioneer in emerging markets. Agility operates in over 100 countries. Colle Capital and Agility are long-standing partners and have invested together in numerous companies, including Hyliion.

Past performance of SPAC’s management team, board, SPAC Advisory Board, Agility and Colle Capital is not a guarantee either (i) of success with respect to any business combination SPAC may consummate or (ii) that SPAC will be able to identify a suitable candidate for the Initial Business Combination. You should not rely on the historical record of SPAC’s management team, board, SPAC Advisory Board, Agility or Colle Capital or any related investment’s performance as indicative of SPAC’s future performance.

Director Independence

Nasdaq listing standards require that a majority of the SPAC Board be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The SPAC Board has determined that each of Ms. Barbetta, Dr. Martin, Ms. Putman, Ms. Sargent, Ms. Schrøder and Ms. Weymouth is an “independent director” as defined in Nasdaq listing standards and applicable SEC rules. SPAC’s independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the SPAC Board

The SPAC Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, Nasdaq rules require that the compensation and nominating and corporate governance committees of a listed company be comprised solely of independent directors. The charter of each committee is available on the SPAC’s website.

Audit Committee

The SPAC Board has established an audit committee of the SPAC Board. Jeannine Sargent, Lone Fønss Schrøder and Jill Putman serve as members of SPAC’s audit committee. Under Nasdaq listing standards and applicable SEC rules, SPAC is required to have at least three members of the audit committee, all of whom must be independent, subject to the exception described below. Each of Jeannine Sargent, Lone Fønss Schrøder and Jill Putman is independent.

Jill Putman serves as chair of the audit committee. Each member of the audit committee is financially literate and the SPAC Board has determined that Jill Putman qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

SPAC has adopted an audit committee charter, which details the principal functions of the audit committee, including:

•	the appointment, compensation, retention, replacement, and oversight of the work of any independent registered public accounting firm engaged by SPAC;

•	pre-approving all audit and permitted non-audit services to be provided by any independent registered public accounting firm engaged by SPAC, and establishing pre-approval policies and procedures;

•	reviewing and discussing with SPAC’s independent registered public accounting firm all relationships SPAC’s auditors have with SPAC in order to evaluate their continued independence;

•	setting clear hiring policies for employees or former employees of SPAC’s independent registered public accounting firm;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•

obtaining and reviewing a report, at least annually, from SPAC’s independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit;

•

firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to SPAC entering into such transaction; and

•

reviewing with management, SPAC’s independent registered public accounting firm, and SPAC’s legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding SPAC’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the FASB, the SEC or other regulatory authorities.

Compensation Committee

The SPAC Board has established a compensation committee of the SPAC Board. Elizabeth K. Weymouth, Jennifer Barbetta and Cheryl Martin serve as members of SPAC’s compensation committee. Under Nasdaq listing standards and applicable SEC rules, SPAC is required to have at least two members of the compensation committee, all of whom must be independent. Each of Elizabeth K. Weymouth, Jennifer Barbetta and Cheryl Martin is independent. Elizabeth K. Weymouth serves as chair of the compensation committee. The SPAC Board has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to SPAC’s chief executive officer’s compensation, evaluating SPAC’s chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of SPAC’s chief executive officer based on such evaluation;

•	reviewing and approving on an annual basis the compensation of all of SPAC’s other officers;

•	reviewing on an annual basis SPAC’s executive compensation policies and plans;

•	implementing and administering SPAC’s incentive compensation equity-based remuneration plans;

•	assisting management in complying with SPAC’s proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for SPAC’s officers and employees;

•	if required, producing a report on executive compensation to be included in SPAC’s annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the $10,000 per month administrative fee payable to Sponsor and reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of SPAC’s existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of the Business Combination. Accordingly, it is likely that prior to the consummation of the Initial Business Combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with the Business Combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

The SPAC Board has established a nominating and corporate governance committee of the SPAC Board. The members of SPAC’s nominating and corporate governance committee are Jill Putman, Jeannine Sargent and Cheryl Martin. Cheryl Martin serves as chair of the nominating and corporate governance committee.

The primary purposes of SPAC’s nominating and corporate governance committee are to assist the SPAC Board in:

•

identifying, screening and reviewing individuals qualified to serve as directors and recommending to the SPAC Board candidates for nomination for election at the annual meeting of shareholders or to fill vacancies on the SPAC Board;

•	developing, recommending to the SPAC Board and overseeing implementation of SPAC’s corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of the SPAC Board, its committees, individual directors and management in the governance of SPAC; and

•	reviewing on a regular basis SPAC’s overall corporate governance and recommending improvements as and when necessary.

The nominating and corporate governance committee is governed by a charter that complies with Nasdaq rules.

Committee Membership, Meetings and Attendance

SPAC encourages all of its directors to attend SPAC’s annual meetings of shareholders.

Director Nominations

SPAC’s nominating and corporate governance committee will recommend to the SPAC Board candidates for nomination for election at the annual meeting of the shareholders. The SPAC Board will also consider director candidates recommended for nomination by SPAC shareholders during such times as they are seeking proposed nominees to stand for election at the next annual general meeting (or, if applicable, an extraordinary general meeting). SPAC shareholders that wish to nominate a director for appointment to the SPAC Board should follow the procedures set forth in the SPAC Articles.

SPAC has not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the SPAC Board considers educational background, diversity of professional experience, knowledge of SPAC’s business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of SPAC shareholders. Prior to the Initial Business Combination, SPAC Public Shareholders do not have the right to recommend director candidates for nomination to the SPAC Board.

Shareholder Communications

The SPAC Board welcomes communications from SPAC shareholders. SPAC shareholders may send communications to the SPAC Board, any committee of the SPAC Board or any other director in particular to:

Queen’s Gambit Growth Capital

55 Hudson Yards, 44th Floor

New York, NY 10001

SPAC shareholders should mark the envelope containing each communication as “Shareholder Communication with Directors” and clearly identify the intended recipient(s) of the communication. SPAC’s Chief Executive Officer will review each communication received from SPAC shareholders and will forward the communication, as expeditiously as reasonably practicable, to the addressees if: (a) the communication complies with the requirements of any applicable policy adopted by the SPAC Board relating to the subject matter of the communication; and (b) the communication falls within the scope of matters generally considered by the SPAC Board. To the extent the subject matter of a communication relates to matters that have been delegated by the SPAC Board to a committee or to an executive officer of SPAC, then SPAC’s Chief Executive Officer may forward the communication to the executive officer or chairman of the committee to which the matter has been delegated. The acceptance and forwarding of communications to the members of the SPAC Board or an executive officer does not imply or create any fiduciary duty of any SPAC Board member or executive officer to the person submitting the communications.

Code of Ethics and Committee Charters

SPAC has adopted a Code of Ethics applicable to its directors, officers and employees. Copies of SPAC’s Code of Ethics, audit, compensation, nominating and governance committee charters and corporate governance guidelines are posted on its website, https://queensgambitspac.com. In addition, a copy of the Code of Ethics will be provided without charge upon request from SPAC in writing at 55 Hudson Yards, 44th Floor, New York, New York 10001 or by telephone at (917) 907-4618. SPAC intends to disclose any amendments to or waivers of certain provisions of its Code of Ethics in a Current Report on Form 8-K.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•	duty to not improperly fetter the exercise of future discretion;

•	duty to exercise authority for the purpose for which it is conferred;

•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position at the expense of the company. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings. Members of Sponsor, as well as Colle Capital and its portfolio companies, may compete with SPAC for acquisition opportunities. If they decide to pursue any such opportunity, SPAC may be precluded from procuring such opportunities. Neither members of Sponsor nor members of SPAC’s management team who are members of Sponsor have any obligation to present SPAC with any opportunity for a potential business combination of which they become aware, unless presented to such member in his or her capacity as an officer of SPAC. Each of SPAC’s officers and directors presently has, and any of SPAC’s officers and directors in the future may have, additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity before they present such opportunities to SPAC.

Additionally, members of Sponsor and SPAC’s officers and directors are, and may in the future become, affiliated with entities that are engaged in a similar business. Members of Sponsor, as well as Colle Capital and its portfolio companies, may sponsor other blank check companies similar to SPAC during the period in which SPAC is seeking the Initial Business Combination, and members of SPAC’s management team may participate in such blank check companies. Any such companies may present additional conflicts of interest in pursuing an acquisition target, particularly in the event there is an overlap among the management team. However, SPAC does not believe that any such potential conflicts would materially affect its ability to complete the Initial Business Combination.

Each of SPAC’s officers and directors presently has, and any of its officers and directors in the future may have, additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of SPAC’s officers or directors becomes aware of a business combination opportunity that is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such other entity. SPAC does not believe, however, that the fiduciary duties or contractual obligations of SPAC’s officers or directors will materially affect its ability to complete its business combination. In addition, SPAC may pursue an Affiliated Joint Acquisition opportunity with an entity to which an officer or director has a fiduciary or contractual obligation. Any such entity may co-invest with SPAC in the target business at the time of the Initial Business Combination, or SPAC could raise additional proceeds to complete the Initial Business Combination by making a specified future issuance of equity or equity-linked securities to any such entity. The SPAC Articles provide that: (i) no individual serving as a director or an officer has any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as SPAC; and (ii) SPAC renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any of SPAC’s directors or officers on the one hand, and SPAC, on the other hand.

Potential investors should also be aware of the following other potential conflicts of interest:

•

none of SPAC’s officers or directors is required to commit his or her full time to SPAC’s affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•

in the course of their other business activities, SPAC’s officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to SPAC as well as the other entities with which they are then affiliated. SPAC’s management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•

the Sponsor has agreed to waive its redemption rights with respect to any SPAC Class B Ordinary Shares and any SPAC Public Shares held by it in connection with the consummation of the Initial Business Combination. Additionally, the Sponsor has agreed to waive its redemption rights with respect to any SPAC Class B Ordinary Shares held by it if SPAC fails to consummate the Initial Business Combination within 24 months after the closing of the Initial Public Offering. If SPAC does not complete the Initial Business Combination within such applicable time period, the proceeds of the sale of the SPAC Private Placement Warrants held in the Trust Account will be used to fund the redemption of SPAC Public Shares and the SPAC Private Placement Warrants will expire without value to the holder. Furthermore, the Sponsor has agreed not to transfer, assign or sell any SPAC Class B Ordinary Shares held by it until one year after the date of the consummation of the Initial Business Combination or earlier if, subsequent to the Initial Business Combination, (i) the last sale price of SPAC Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination or (ii) SPAC consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their SPAC Ordinary Shares for cash, securities or other property. With certain limited exceptions, the SPAC Private Placement Warrants and the SPAC Class A Ordinary Shares underlying such SPAC Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of the Initial Business Combination. Since Sponsor and SPAC’s officers and directors directly or indirectly own SPAC Ordinary Shares and SPAC Private Placement Warrants, Sponsor and SPAC’s officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate the Initial Business Combination.

•

SPAC’s officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to the Initial Business Combination.

•

Sponsor, SPAC’s officers or directors may have a conflict of interest with respect to evaluating a business combination and financing arrangements as SPAC may obtain loans from Sponsor or an affiliate of Sponsor or any of SPAC’s officers or directors to finance transaction costs in connection with an intended Initial Business Combination. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the SPAC Private Placement Warrants, including as to exercise price, exercisability and exercise period.

The conflicts described above may not be resolved in SPAC’s favor.

SPAC is not prohibited from pursuing the Initial Business Combination with a company that is affiliated with Sponsor, SPAC’s officers or directors or making the acquisition through a joint venture or other form of shared ownership with Sponsor, SPAC’s officers or directors. In the event SPAC seeks to complete the Initial Business Combination with a business combination target that is affiliated with Sponsor, SPAC’s officers or directors, SPAC, or a committee of independent directors, would obtain an opinion from an independent investment banking firm which is a member of FINRA or from an independent accounting firm that the Initial Business Combination is fair to SPAC from a financial point of view. SPAC is not required to obtain such an opinion in any other context.

At a regularly scheduled semi-monthly board meeting of the SPAC Board on May 8, 2021, in accordance with Cayman Islands law, Ms. Grace disclosed to the SPAC Board and advisory team her interest in a possible business combination with Swvl in that she was a director of VNV Global AB, an affiliate of VNV (Cyprus) Limited, which owns approximately 12.5% of the outstanding equity of Swvl. On July 27, 2021, Ms. Grace resigned as a director of VNV Global AB in anticipation of the announcement of the Business Combination. At that meeting, Ms. Grace confirmed to the SPAC Board that she was not aware of any relevant material information in respect of the proposed Business Combination that was not already known to the SPAC Board, advised the SPAC Board that the board of VNV Global AB was not likely to be required to make a determination in respect of the proposed Business Combination and further advised that if any matter in connection with the Business Combination did come before the board of VNV Global AB Ms. Grace would recuse herself from any discussions or determinations pertaining to the proposed Business Combination. Once alerted to Ms. Grace’s directorship, the SPAC Board determined to obtain a fairness opinion and determined to proceed with negotiations notwithstanding the existence of an immaterial conflict and in reliance on the fairness opinion. Ms. Grace has subsequently resigned the directorship.

Furthermore, in no event will Sponsor or any of SPAC’s existing officers or directors, or any of their respective affiliates, be paid by SPAC any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of the Initial Business Combination. Further, SPAC has agreed to pay an amount equal to $10,000 per month to Sponsor for office space, utilities, secretarial support and administrative services provided to SPAC.

In the event that SPAC submits the Initial Business Combination to SPAC Public Shareholders for a vote, SPAC will complete the Initial Business Combination only if a majority of the outstanding SPAC Ordinary Shares voted are voted in favor of the Initial Business Combination. The Sponsor and the Key SPAC Shareholders have agreed to vote any SPAC Class B Ordinary Shares held by them and any SPAC Public Shares held by them in favor of the Initial Business Combination, and SPAC’s officers and directors have also agreed to vote any SPAC Public Shares held by them in favor of the Initial Business Combination.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime. The SPAC Articles provides that SPAC’s officers and directors will be indemnified by SPAC to the fullest extent permitted by law, as it now exists or may in the future be amended, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. SPAC purchased a policy of directors’ and officers’ liability insurance that insures SPAC’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures SPAC against its obligations to indemnify its officers and directors.

SPAC’s officers and directors have agreed, and any persons who may become officers or directors prior to the Initial Business Combination will agree, to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to SPAC and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by SPAC if (i) it has sufficient funds outside of the Trust Account or (ii) it consummates the Initial Business Combination.

SPAC’s indemnification obligations may discourage shareholders from bringing a lawsuit against SPAC’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against SPAC’s officers and directors, even though such an action, if successful, might otherwise benefit SPAC and its shareholders. Furthermore, a SPAC shareholder’s investment may be adversely affected to the extent SPAC pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

SPAC believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling SPAC pursuant to the foregoing provisions, SPAC has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SPAC

The following discussion and analysis should be read in conjunction with the financial statements and related notes of SPAC included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting SPAC’s current expectations, estimates and assumptions concerning events and financial trends that may affect SPAC’s future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

SPAC is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. On the IPO Closing Date, SPAC completed the Initial Public Offering of 34,500,000 SPAC Units, including 4,500,000 SPAC Units that were issued pursuant to the underwriters’ exercise of their over-allotment option in full. The SPAC Units were sold at a price of $10.00 per unit, generating gross proceeds to SPAC of $345 million. SPAC incurred offering costs of approximately $16.2 million, inclusive of approximately $10.0 million in deferred underwriting commissions. Affiliates of Agility, related parties, and Luxor Capital Group, LP (“Luxor”) purchased 5,940,000 SPAC Units offered in the Initial Public Offering (“Affiliated Units”).

On January 22, 2021, simultaneously with the consummation of the Initial Public Offering, SPAC completed the private sale of 5,933,333 SPAC Private Placement Warrants at a purchase price of $1.50 per warrant to Sponsor generating gross proceeds to SPAC of $8.9 million.

$345.0 million of the net proceeds from the Initial Public Offering and the SPAC Private Placement has been deposited in the Trust Account. The proceeds in the Trust Account may be invested in United States government securities within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, until the earlier of: (i) the completion of a business combination and (ii) the distribution of the Trust Account as described below.

If SPAC is unable to complete the Business Combination or another Initial Business Combination during the Combination Period (or such later time as SPAC’s shareholders may approve in accordance with the SPAC Articles), SPAC will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the SPAC Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest net of up to $100,000 of interest to pay dissolution expenses and taxes payable), divided by the number of then-outstanding SPAC Public Shares, which redemption will completely extinguish SPAC Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (c) as promptly as reasonably possible following such redemption, subject to the approval of SPAC’s remaining shareholders and the SPAC Board, dissolve and liquidate, subject, in the case of clauses (a) and (b), to SPAC’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

Proposed Business Combination

On July 28, 2021, SPAC entered into the Business Combination Agreement. Subject to the satisfaction or waiver of the conditions to closing of the transactions contemplated by the Business Combination Agreement, as described in the section herein entitled “The Business Combination Agreement”, the Transactions will effect an Initial Business Combination between SPAC and Swvl. The Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the boards of directors of each of SPAC and Swvl.

Liquidity and Capital Resources

Until the consummation of the Initial Public Offering, SPAC’s only source of liquidity was an initial sale of SPAC Class B Ordinary Shares to Sponsor.

On the IPO Closing Date, SPAC consummated its Initial Public Offering of 34,500,000 SPAC Units, including 4,500,000 SPAC Units that were issued pursuant to the underwriters’ exercise of their over-allotment option in full. The SPAC Units were sold at a price of $10.00 per SPAC Unit, generating gross proceeds to SPAC of $345.0 million. On January 22, 2021, simultaneously with the consummation of the Initial Public Offering, SPAC completed the private sale of 5,933,333 SPAC Private Placement Warrants at a purchase price of $1.50 per SPAC Private Placement Warrant to Sponsor, generating gross proceeds to SPAC of $8.9 million. $345.0 million of the net proceeds from the Initial Public Offering and the SPAC Private Placement has been deposited in the Trust Account. The $345.0 million of net proceeds held in the Trust Account includes approximately $10.0 million of deferred underwriting discounts and commissions that will be released to the underwriters of the Initial Public Offering upon completion of the Initial Business Combination. Of the gross proceeds from the Initial Public Offering and the SPAC Private Placement with Sponsor that were not deposited in the Trust Account, approximately $5.9 million was used to pay underwriting discounts and commissions in the Initial Public Offering, approximately $91,000 was used to repay advances from Sponsor, and the balance was reserved to pay accrued offering and formation costs, business, legal and accounting due diligence expenses on prospective acquisitions and continuing general and administrative expenses.

As of September 30, 2021, SPAC had approximately $1.4 million in its operating bank account and working capital deficit of approximately $3.8 million.

Through September 30, 2021, SPAC’s liquidity needs have been satisfied through a payment of $25,000 from Sponsor to cover certain offering expenses on SPAC’s behalf in exchange for the issuance of SPAC Class B Ordinary Shares, a loan of approximately $91,000 in total prior to the Initial Public Offering from Sponsor pursuant to an unsecured promissory note (the “Note”), and subsequent to the Initial Public Offering, the net proceeds from the consummation of the Initial Public Offering and the SPAC Private Placement held outside of the Trust Account. SPAC fully repaid the Note on January 28, 2021. In addition, in order to finance transaction costs in connection with the Initial Business Combination, Sponsor or an affiliate of Sponsor, or SPAC’s officers and directors may, but are not obligated to, provide SPAC working capital loans (the “Working Capital Loans”). As of September 30, 2021, there were no amounts outstanding under any Working Capital Loans.

Based on the foregoing, management believes that SPAC will have sufficient working capital and borrowing capacity from Sponsor or an affiliate of Sponsor, or SPAC’s officers and directors to meet SPAC’s needs through the earlier of the consummation of an Initial Business Combination or one year from this filing. Over this time period, SPAC will be using these funds for paying existing accounts payable and consummating the transactions contemplated by the Business Combination Agreement. If the Business Combination Agreement is terminated prior to the consummation of the transactions contemplated thereby, SPAC will instead be using these funds for identifying and evaluating other prospective Initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire and structuring, negotiating and consummating the Initial Business Combination.

Results of Operations

SPAC has neither engaged in any significant operations nor generated any operating revenue. SPAC’s entire activity since December 9, 2020 (inception) through the IPO Closing Date related to SPAC’s formation, the preparation for the Initial Public Offering, and since the closing of the Initial Public Offering, the search for a prospective Initial Business Combination, the negotiation of and entry into the Business Combination Agreement with Swvl and the taking of actions in furtherance of the consummation of the transactions contemplated by the Business Combination Agreement. SPAC has neither engaged in any operations nor generated any revenues to date. SPAC will not generate any operating revenues until after completion of the Initial Business Combination, at the earliest. SPAC will generate non-operating income in the form of investment income on SPAC’s investments held in the Trust Account.

For the three months ended September 30, 2021, SPAC had a net loss of approximately $1.6 million which consisted of approximately $4.9 million in general and administrative expenses, offset by approximately $10,000 in investment income on the Trust Account, and $3.3 million in non-operating gain from the change in fair value of derivative warrant liabilities.

For the nine months ended September 30, 2021, SPAC had a net loss of approximately $14.4 million which consisted of approximately $6.1 million of loss on issuance of SPAC Private Placement Warrants, approximately $1.4 million in non-operating loss from the change in fair value of derivative warrant liabilities, approximately $488,000 of financing costs - derivative warrant liabilities and approximately $6.5 million of general and administrative expenses, partly offset by approximately $83,000 in income from investment held in the Trust Account.

Contractual Obligations

Registration and Shareholder Rights

The holders of SPAC Class B Ordinary Shares, SPAC Private Placement Warrants and securities that may be issued upon conversion of Working Capital Loans, if any, are entitled to registration rights pursuant to a registration rights agreement.

These holders are entitled to make up to three demands, excluding short form demands, that SPAC registers such securities. In addition, these holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the Initial Business Combination. SPAC will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

SPAC granted the underwriters a 45-day option from the final prospectus relating to the Initial Public Offering to purchase up to 4,500,000 Over-Allotment Units, if any, at the Initial Public Offering price less the underwriting discounts and commissions. On January 22, 2021, the underwriters fully exercised their over-allotment option.

The underwriters did not receive any underwriting discounts or commissions on the Affiliated Units. With respect to the remaining SPAC Units offered in the Initial Public Offering, the underwriters were entitled to an underwriting discount of $0.20 per unit, or $5.7 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $10.0 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that SPAC completes the Initial Business Combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

This management’s discussion and analysis of SPAC’s financial condition and results of operations is based on SPAC’s unaudited condensed financial statements, which have been prepared in accordance with

GAAP. The preparation of these unaudited condensed financial statements requires SPAC to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in SPAC’s unaudited condensed financial statements. On an ongoing basis, SPAC evaluates its estimates and judgments, including those related to fair value of financial instruments and accrued expenses. SPAC bases its estimates on historical experience, known trends and events and various other factors that SPAC believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. SPAC has identified the following as its critical accounting policies:

Investments Held in the Trust Account

SPAC’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When SPAC’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When SPAC’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income from investments held in the Trust Account in the accompanying unaudited condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Derivative Warrant Liabilities

SPAC does not use derivative instruments to hedge its exposures to cash flow, market, or foreign currency risks. SPAC evaluates all of its financial instruments, including issued warrants to purchase SPAC Class A Ordinary Shares, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The SPAC Public Warrants and the SPAC Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, SPAC recognizes the warrant instruments as liabilities at fair value and adjusts the carrying value of the instruments to fair value at each reporting period until they are exercised. The fair value of the SPAC Public Warrants issued in connection with the Initial Public Offering were initially measured at fair value using a Monte Carlo simulation model, and subsequently measured by their listed trading price. The fair value of the SPAC Private Placement Warrants was initially and subsequently estimated using a Modified Black-Scholes model. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Class A Ordinary Shares Subject to Possible Redemption

SPAC accounts for SPAC Class A Ordinary Shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” SPAC Class A Ordinary Shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable SPAC Class A Ordinary Shares (including SPAC Class A Ordinary Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within SPAC’s control) are classified as temporary equity. At all other times, SPAC

Class A Ordinary Shares are classified as shareholders’ equity. SPAC Class A Ordinary Shares feature certain redemption rights that are considered to be outside of SPAC’s control and subject to the occurrence of uncertain future events. Accordingly, at June 30, 2021 and December 31, 2020, 30,153,944 and 0 SPAC Class A Ordinary Shares subject to possible redemption are presented as temporary equity, respectively, outside of the shareholders’ equity section of SPAC’s condensed balance sheets.

Net Income (loss) Per Ordinary Share

SPAC’s condensed statements of operations include a presentation of net income (loss) per share for SPAC Class A Ordinary Shares subject to possible redemption in a manner similar to the two-class method of net income (loss) per ordinary share. Net income (loss) per ordinary share, basic and diluted, for SPAC Class A Ordinary Shares is calculated by dividing the income from investments held in the Trust Account, less interest available to be withdrawn for the payment of taxes, by the weighted average number of SPAC Class A Ordinary Shares outstanding for the periods. Net income (loss) per ordinary share, basic and diluted, for SPAC Class B Ordinary Shares is calculated by dividing the net income (loss), adjusted for income attributable to SPAC Class A Ordinary Shares, by the weighted average number of SPAC Class B Ordinary Shares outstanding for the periods. SPAC Class B Ordinary Shares include the SPAC Class B Ordinary Shares as these ordinary shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The calculation of diluted net income (loss) per ordinary share does not consider the effect of the warrants issued in connection with the Initial Public Offering and SPAC Private Placement since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive as the exercise price of the warrants is in excess of the average ordinary share price for the period.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of June 30, 2021.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. SPAC qualifies as an “emerging growth company” under the JOBS Act and is allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. SPAC elected to delay the adoption of new or revised accounting standards, and as a result, SPAC may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, SPAC’s unaudited condensed financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

As an “emerging growth company”, SPAC is not required to, among other things, (i) provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (United States) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the Initial Public Offering or until SPAC is no longer an “emerging growth company,” whichever is earlier.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. SPAC adopted ASU 2020-06 on January 1, 2021. SPAC elected the modified retrospective method for transition. Adoption of the ASU did not have a material impact on SPAC’s financial position, results of operations or cash flows.

SPAC does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on its financial statements.

EXECUTIVE COMPENSATION

SPAC

None of SPAC’s officers or directors have received any cash compensation for services rendered to SPAC. Commencing on the date that SPAC’s securities were first listed on Nasdaq through the earlier of consummation of the Initial Business Combination and SPAC’s liquidation, SPAC has agreed to pay the Sponsor, a total of $10,000 per month for office space, utilities, secretarial support and administrative services. In addition, the Sponsor, SPAC’s executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on SPAC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, which expenses were approximately $0 as of March 10, 2022. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by SPAC to the Sponsor and SPAC’s officers and directors, or any of their respective affiliates, prior to completion of the Initial Business Combination.

For more information about the interests of the Sponsor and SPAC’s directors and officers in the Business Combination, please see the subsection entitled “The Business Combination—Interests of Certain Persons in the Business Combination.”

Swvl

Swvl Executive and Senior Management Team Compensation

The amount of compensation, including benefits in kind but excluding Swvl Options, which are addressed in separate sections below, accrued or paid to Swvl’s executives and senior management team with respect to the year ended December 31, 2021 is described in the table below:

(Dollars in thousands)	All individuals
Base salary	$1,370.194
Bonuses	$—
Additional benefit payments	$—
Total cash compensation	$1,370.194

Director Compensation

Swvl does not pay any compensation to its directors who are its executives or employees. For non-executive/employee directors, Swvl reimburses reasonable expenses incurred by such directors in connection with attending meetings.

Aggregate Equity Award Information as of December 31, 2021 for directors and senior management

Swvl’s directors, executives and senior management held 1,752 Swvl Options (both vested and unvested) with a weighted average exercise price of $1,355.81 as of December 31, 2021, and expiration dates that are ten years following their original grant date (subject to earlier expiration as described below).

Swvl 2019 Share Option Plan

The Swvl Board adopted the 2019 Plan, in order to offer persons selected by the Swvl Board an opportunity to acquire a proprietary interest in the success of Swvl, or to increase such interests by acquiring Swvl Common Shares B. The 2019 Plan provides for the grant of Swvl Options. Eligible employees, consultants, advisors and/or directors of Swvl or its parent or applicable subsidiary may participate in the 2019 Plan.

Grants of Swvl Options under the 2019 Plan generally vest over a four-year period, with 25% of Swvl Options underlying such grant vesting on the first anniversary of the grant, and the remaining 75% vesting over the next three years, with 25% vesting per year. Vested Swvl Options become exercisable following the occurrence of certain corporate transactions of Swvl, such as the Business Combination. To the extent any holder of vested Swvl Options terminates employment (other than due to fraud or cause) prior to such applicable corporate transaction, such vested Swvl Options remain outstanding until the three-month anniversary of such corporate transaction. Swvl founders and executive officers will be entitled to an additional year of vesting to the extent their employment is terminated without cause or constructively terminated within one-year after such corporate transaction.

Certain executive officers of Swvl, who will become executive officers of Holdings, have received grants of Swvl Options. For additional details, please see the section entitled “Certain Relationships and Related Party Transactions—Swvl”.

Holdings 2021 Omnibus Incentive Compensation Plan

In connection with the Business Combination, Holdings will adopt the 2021 Plan, subject to requisite shareholder approval, in order to give Holdings a competitive advantage in attracting, retaining, awarding and motivating directors, officers, employees and consultants by granting equity and equity-based awards. The 2021 Plan permits the grant of options to purchase Holdings Common Shares A, stock appreciation rights, restricted shares, restricted stock units, other equity or equity related awards in each case, in respect of Holdings Common Shares A and cash incentive awards, thus enhancing the alignment of employee and shareholder interests.

The initial share limit under the 2021 Plan will be the number of Holdings Common Shares A equal to 10% of Holdings’ fully-diluted share capital as of immediately following the Closing, plus the number of Holdings Common Shares A underlying awards under the 2019 Plan that on or after the Company Merger Effective Time expire or become unexercisable, forfeited, cancelled or otherwise terminated, in each case, without delivery of Holdings Common Shares A or cash for such shares, and would have become available again for grant under the 2019 Plan in accordance with their respective terms. Such share limit will increase annually on the first day of each fiscal year after the Closing by the number of Holdings Common Shares A equal to the lesser 5% of (i) the total outstanding Holdings Common Shares A on the last day of the prior fiscal year or (ii) such lesser amount determined by the Holdings Board.

Employment Arrangements with Swvl Executive Officers

Certain executive officers of Swvl, who will become executive officers of Holdings, are party to employment agreements with Swvl or its subsidiaries. Please see the section entitled “Certain Relationships and Related Party Transactions—Swvl”.

MANAGEMENT AFTER THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

Effective immediately after the Company Merger Effective Time, the business and affairs of the post-combination company will be managed by or under the direction of the Holdings Board. The management team of the post-combination company is expected to be composed of the management team of Swvl. The following table lists the names, ages as of September 24, 2021, and positions of the individuals who are expected to serve as directors and executive officers of Holdings upon consummation of the Business Combination:

Name	Age	Position(s)
Executive Officers
Mostafa Kandil	29	Chief Executive Officer, Chairman
Youssef Salem	29	Chief Financial Officer

Non-Employee Directors*
Dany Farha	50	Lead Independent Director
W. Steve Albrecht	74	Independent Director
Esther Dyson	70	Independent Director
Victoria Grace	46	Independent Director
Ahmed Sabbah	28	Director
Lone Fønss Schrøder	61	Independent Director
Bjorn von Sivers	33	Independent Director

*

Holdings intends to name an additional non-employee director prior to the Closing. The identity of such additional director will be announced by press release and filed with the SEC as a supplement to this proxy statement/prospectus.

Executive Officers

Mostafa Kandil is Swvl’s co-founder and has served as its Chief Executive Officer since 2017. Prior to founding Swvl, Mr. Kandil held several leadership positions in the ridesharing and technology industries. Mr. Kandil began his career at Rocket Internet, where he launched the car sales platform Carmudi in the Philippines, which became the largest car classifieds company in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Mr. Kandil joined Careem, a ridesharing company and the first unicorn in the Middle East. He supported the platform’s expansion into multiple new markets. Careem is now a subsidiary of Uber, based in Dubai, with operations across 100 cities and 15 countries. Mr. Kandil graduated from the American University in Cairo in 2014 with a Bachelor’s Degree in Petroleum and Energy Engineering. We believe that Mr. Kandil is qualified to serve on the Holdings Board because of his experience founding and leading Swvl, and extensive experience in the ridesharing and technology industries.

Youssef Salem has served as Swvl’s Chief Financial Officer since September 1, 2021 and leads accounting, tax, treasury, financial planning and analysis functions. Prior to joining Swvl, Mr. Salem spent nine years in investment banking at Moelis & Company and QInvest LLC, where he executed M&A, capital raises and other financing transactions across numerous sectors, including infrastructure, technology, media and telecommunications, financial services and real estate. Mr. Salem was previously an Adjunct Professor of Practice at the American University in Cairo. Mr. Salem received a Bachelor of Science in Actuarial Science from the American University in Cairo and is a CFA Charter-holder and Fellow of the Society of Actuaries.

Non-Employee Directors

Dany Farha has served on the Swvl Board since February 2018. Mr. Farha is the co-founder, CEO and Managing Partner at BECO Capital Investment LLC, a venture capital firm that provides early stage growth capital and hands-on operational support for technology companies in the Middle East and North Africa. At BECO Capital, he is responsible for investment decisions, fundraising and general management of the firm. Mr. Farha also currently serves as a director on the boards of Kitopi, PropertyFinder International Ltd., North Ladder and DrBridge Holding Ltd. Mr. Farha is a graduate of UCL in London in Management Sciences and Finance.

We believe that Mr. Farha is qualified to serve as a member of the Holdings Board due to his history with Swvl, as well as his many years as a leading venture capitalist and successful entrepreneur in the Middle East and North Africa. Mr. Farha has extensive experience in leading, supporting and advising early-stage and growth-stage technology companies.

W. Steve Albrecht was the Gunnel Endowed Professor in the Marriott School of Management at Brigham Young University until his retirement in 2017, where he also previously served as Associate Dean. He previously was a professor at Stanford University and the University of Illinois. He is a Certified Public Accountant, Certified Internal Auditor, and Certified Fraud Examiner. He currently serves on the Board and as Chair of the Audit & Finance Committee of SkyWest, Inc. (Nasdaq: SKYW). Previously he was Chairman of Cypress Semiconductor Corporation (Nasdaq: CY) when it was acquired by Infineon Technologies AG (OTCMKTS: IFNNY) for $10 billion in 2020 and Director and Chair of the Audit Committee of RedHat, Inc. (NYSE: RHT) when it was acquired by IBM (NYSE: IBM) for $35 billion, Director of Sun Power Corporation until it was acquired by the French energy company, Total, and CoreLogic, Inc. until it was sold to two private equity firms. Mr. Albrecht is a former President of the American Accounting Association and Association of Certified Fraud Examiners. He has served as a trustee of both COSO, the organization that establishes internal control standards for public companies, and the Financial Accounting Foundation, which oversees the Financial Accounting Standards Board (FASB), the accounting rule-making body in the U.S. He has also been an expert witness in some of the largest financial statement fraud cases in the U.S.

We believe that Mr. Albrecht is qualified to serve as a member of the Holdings Board due to his strong professional background, his past experience as a director on numerous public and private company boards, including those of large technology companies, and his expertise in accounting matters. His deep knowledge and experience with financial accounting practices, internal controls and fraud detection make Mr. Albrecht particularly well suited to chair our audit committee.

Esther Dyson has served on the Swvl Board since April 2018. Ms. Dyson is the active executive founder of the nonprofit project Wellville and is a leading angel investor focused on technology and other core sectors, with notable investments including 23andMe (former board member), Evernote (former board member), Flickr, Ilara Health, Meetup (former board member), Omada Health, ProofPilot, Square, WPP Group (former board member) and Yandex (board member). Ms. Dyson is also an accomplished journalist, author, commentator, and philanthropist. Ms. Dyson was Founding Chair of ICANN (Internet Corporation for Assigned Names and Numbers) from 1998 to 2000 and currently sits on the boards of the Long Now Foundation, Open Corporates, and The Commons Project. Ms. Dyson’s prior experience also includes working as a securities analyst for New Court Securities and then Oppenheimer & Co. from 1977 to 1982, where she covered companies in technology and logistics, including the startup Federal Express. Ms. Dyson is also author of the bestselling, widely translated 1996 book “Release 2.0: A Design for Living in the Digital Age.”

We believe that Ms. Dyson is qualified to serve as a member of the Holdings Board due to her history with Swvl and her extensive and diverse experience, including as an angel investor focused on health, insurance, open government, digital technology, biotechnology, logistics, and aerospace, with an orthogonal interest in emerging markets.

Victoria Grace. For an overview of Ms. Grace’s business experience, please see the subsection entitled “Business of SPAC and Certain Information About SPAC—Management.”

We believe that Ms. Grace’s extensive experience in originating, structuring and monitoring venture capital transactions, as well as her substantial business, leadership and management experience, bring important and valuable skills and make her qualified to serve as a member of the Holdings Board.

Ahmed Sabbah was a co-founder of Swvl and has served on the Swvl Board since 2018. Between 2017 and January 2021, Mr. Sabbah was the Chief Technology Officer of Swvl. In February 2021, Mr. Sabbah co-founded Telda, a financial technology company aimed at improving the payment and peer-to-peer money transfer experience in the Middle East and North Africa. Mr. Sabbah currently serves as the Managing Director and Chief Executive Officer of Telda. Mr. Sabbah is a graduate of The German University in Cairo.

We believe that Mr. Sabbah is qualified to serve as a member of the Holdings Board due to his unique insights into the business and the business needs as a co-founder and former Chief Technology Officer of Swvl. In addition, we believe that Mr. Sabbah’s technical knowledge and experience in growing companies in the MENA region will bring valuable expertise to the Holdings Board.

Lone Fønss Schrøder. For an overview of Ms. Fønss Schrøder’s business experience, please see the subsection entitled “Business of SPAC and Certain Information About SPAC—Management.”

We believe that Ms. Fønss Schrøder’s extensive experience as a global leader active in multiple industries, bring important and valuable skills and make her qualified to serve as a member of the Holdings Board.

Bjorn von Sivers has served on the Swvl Board since June 2019. Mr. von Sivers has been an Investment Manager and Head of Investor Relations at VNV Global AB in Stockholm, Sweden since 2012. During the period 2014-2017 he was also an investment analyst at Vostok Emerging Finance Ltd and Pomegranate Investment AB. Mr. von Sivers received a Master of Science degree in Finance and Investment from The University of Edinburgh Business School in 2012 and a Bachelor of Science degree in Business and Economics from Lund University in 2011.

We believe that Mr. von Sivers is qualified to serve as a member of the Holdings Board due to his history with Swvl and his experience in working with growth stage technology companies operating in both developed and developing markets and in managing investor relations at a publicly listed company in Europe, in each case as an Investment Manager and Head of Investor Relations with VNV Global AB.

Family Relationships

There are no familial relationships among the Holdings directors and executive officers.

Foreign Private Issuer Status

After the consummation of the Business Combination, Holdings will be considered a “foreign private issuer” under the securities laws of the U.S. and the rules of Nasdaq. Under the applicable securities laws of the U.S., “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled issuers. Under Nasdaq’s rules, a “foreign private issuer” is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, Nasdaq permits a “foreign private issuer” to follow its home country’s practice in lieu of the listing requirements of Nasdaq. Accordingly, Holdings’ shareholders may not receive the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

Upon the consummation of the Business Combination, as permitted by Nasdaq Rule 5615(a)(3)(A), Holdings intends to follow home country practice in lieu of Nasdaq corporate governance requirements with respect to Nasdaq Rule 5635(d). Nasdaq Rule 5635(d) generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities equaling 20% or more of the company’s common stock or voting power for less than a price that is the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement or (ii) the average Nasdaq Official Closing Price (as reflected on Nasdaq.com) of the common stock for the five trading days immediately preceding the signing of the binding agreement. The British Virgin Islands do not require shareholder approval prior to such issuances. Holdings, therefore, will not be required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, Holdings intends to follow home country practice and be exempt from the requirements to obtain shareholder approval for the issuance of 20% or more of its outstanding ordinary shares under Nasdaq Listing Rule 5635(d).

Holdings intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

Because Holdings is a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Board Composition

Effective immediately after the Company Merger Effective Time, pursuant to the Business Combination Agreement, all of SPAC’s current directors will resign as of the Company Merger Effective Time and will not serve as members of the Holdings Board after the Company Merger Effective Time, other than Victoria Grace and Lone Fønss Schrøder.

If the Holdings Public Company Articles are approved, upon the consummation of the Business Combination and the filing of the Holdings Public Company Articles as soon as possible following the Company Merger Effective Time, the Holdings Board will be comprised of nine directors and will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Holdings’ directors will be divided among the three classes as follows:

•	the Class I directors will include Esther Dyson and Ahmed Sabbah and their terms will expire at the annual general meeting of shareholders to be held in 2022;

•	the Class II directors will be Lone Fønss Schrøder, Bjorn von Sivers and W. Steve Albrecht and their terms will expire at the annual general meeting of shareholders to be held in 2023; and

•	the Class III directors will be Mostafa Kandil, Victoria Grace and Dany Farha and their terms will expire at the annual general meeting of shareholders to be held in 2024.

Holding intends to name an additional Class I director prior to the Closing. The identify of such additional director will be announced by pass release and filed with the SEC as a supplement to this proxy statement/prospectus. Directors in a particular class will be elected for three-year terms at the annual general meeting of shareholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of Holdings’ shareholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or the earlier of his or her death, resignation or removal.

The Holdings Public Company Articles that will be in effect as soon as possible following the Company Merger Effective Time in connection with the consummation of the Business Combination provide that only the Holdings Board can fill vacant directorships, including newly-created seats. Any additional directorships resulting from an increase in the authorized number of directors would be distributed pro rata among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

Director Independence

Upon the consummation of the Business Combination, the Holdings Board anticipates that each member of the Holdings Board, other than Mostafa Kandil and Ahmed Sabbah, will qualify as independent, as defined under the listing rules of Nasdaq.

Board Oversight of Risk

Upon the consummation of the Business Combination, one of the key functions of the Holdings Board will be informed oversight of the post-combination company’s risk management process. The risk management process will include receiving reports from board committees and members of management designed to enable our Holdings Board to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic and reputational risk. The Holdings Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the Holdings Board as a whole, as well as through various standing committees of the Holdings Board that address risks inherent in their respective areas of oversight. For example, the post-combination company audit committee will be responsible for overseeing the management of risks associated with the post-combination company’s financial reporting, accounting and auditing matters, and the post-combination company’s compensation committee will oversee the management of risks associated with Holding’s compensation policies and programs.

Board Committees

Upon the consummation of the Business Combination, the Holdings Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The Holdings Board may establish other committees to facilitate the management of the post-combination company’s business. The Holdings Board and its committees will set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. The Holdings Board will delegate various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full Holdings Board. Each member of each committee of the Holdings Board is expected to qualify as an independent director in accordance with the listing standards of the Nasdaq. Each committee of the Holdings Board will have a written charter approved by the Holdings Board. Upon the consummation of the Business Combination, copies of each charter will be posted on the post-combination company’s website at www.swvl.com. The inclusion of the post-combination company’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on Swvl’s website into this proxy statement/prospectus. Members will serve on these committees until their resignation or until otherwise determined by the Holdings Board.

Audit Committee

Upon the consummation of the Business Combination, the members of Holdings’ audit committee will be Mr. Albrecht and Ms. Fønss Schrøder, each of whom can read and understand fundamental financial statements. Each of Mr. Albrecht and Ms. Fønss Schrøder is independent under the rules and regulations of the SEC and the listing rules of the Nasdaq applicable to audit committee members. Mr. Albrecht will be the chair of the audit committee. Mr. Albrecht qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq. Holdings’ audit committee will assist the Holdings Board with its oversight of the following: the integrity of Holdings’ financial statements; Holdings’ compliance with legal and regulatory requirements; the qualifications, independence and performance of the independent registered public accounting firm; and the design and implementation of Holdings’ internal audit function and risk assessment and risk management. Among other things, Holdings’ audit committee will be responsible for reviewing and discussing with Holdings’ management the adequacy and effectiveness of Holdings’ disclosure controls and procedures. The audit committee will also discuss with Holdings’ management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of Holdings’ financial statements, and the results of the audit, quarterly reviews of Holdings’ financial statements and, as appropriate, will initiate inquiries into certain aspects of Holdings’ financial affairs. Holdings’ audit committee will be responsible for establishing and overseeing procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by Holdings’ employees of concerns regarding questionable accounting or auditing matters. In addition, Holdings’ audit committee will have direct responsibility for the appointment, compensation, retention and oversight of the work of Holdings’ independent registered public accounting firm. Holdings’ audit committee will have sole authority to approve the hiring and discharging of Holdings’ independent registered public accounting firm, all audit engagement terms and fees and all permissible non-audit engagements with the independent auditor. Holdings’ audit committee will review and oversee all related person transactions in accordance with Holdings’ policies and procedures.

Compensation Committee

Upon the consummation of the Business Combination, the members of Holdings’ compensation committee will be Mr. Farha and Ms. Grace. Mr. Farha will be the chair of the compensation committee. Each member of Holdings’ compensation committee will be considered independent under the rules and regulations of the SEC and the listing rules of the Nasdaq applicable to compensation committee members. Holdings’ compensation committee will assist the Holdings Board in discharging certain of Holdings’ responsibilities with respect to compensating its executive officers, and the administration and review of its incentive plans for employees and other service providers, including its equity incentive plans, and certain other matters related to Holdings’ compensation programs.

Nominating and Corporate Governance Committee

Upon the consummation of the Business Combination, the members of Holdings’ nominating and corporate governance committee will be Mr. von Sivers and Ms. Dyson. Mr. von Sivers will be the chair of the nominating and corporate governance committee. Holdings’ nominating and corporate governance committee will assist the Holdings Board with its oversight of and identification of individuals qualified to become members of the Holdings Board, consistent with criteria approved by the Holdings Board, and selects, or recommends that the Holdings Board selects, director nominees, develops and recommends to the Holdings Board a set of corporate governance guidelines and oversees the evaluation of the Holdings Board.

Code of Conduct

Upon the consummation of the Business Combination, the Holdings Board will adopt a Code of Conduct. The Code of Conduct will apply to all of Holdings’ employees, officers and directors, as well as all of Holdings’ contractors, consultants, suppliers and agents in connection with their work for Holdings. Upon the consummation of the Business Combination, the full text of the post-combination company’s Code of Conduct will be posted on the post-combination company’s website at www.swvl.com. Holdings intends to disclose future amendments to, or waivers of, the post-combination company’s Code of Conduct, as and to the extent required by SEC regulations, at the same location on the post-combination company’s website identified above or in public filings. Information contained on the post-combination company’s website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information contained on the post-combination company’s website to be part of this proxy statement/prospectus.

Compensation Committee Interlocks and Insider Participation

None of the intended members of Holdings’ compensation committee has ever been a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the Holdings Board or compensation committee.

Conflicts of Interest

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our post-offering memorandum and articles of association or the BVI Companies Act.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

British Virgin Islands law does not regulate transactions between a company and its significant members, however it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority members. Holdings has adopted a code of business conduct and ethics which requires employees to fully disclose any situations that could reasonably be expected to give rise to a conflict of interest, and sets forth relevant restrictions and procedures when a conflict of interest arises to ensure the best interest of Holdings.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position.

Accordingly, as a result of multiple business affiliations, the directors of Holdings may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when the board of Holdings evaluates a particular business opportunity with respect to the above-listed criteria. Holdings cannot assure you that any of the above mentioned conflicts will be resolved in their favor. Furthermore, each of the directors of Holdings may have pre-existing fiduciary obligations to other businesses of which they are officers or directors.

DESCRIPTION OF HOLDINGS SECURITIES

Holdings is a British Virgin Islands company limited by shares and its affairs are governed by its memorandum and articles of association and the BVI Companies Act (each as amended or modified from time to time). Prior to the SPAC Merger, Holdings will amend and restate its memorandum and articles of association to be in the form of the Holdings A&R Articles attached to this proxy statement/prospectus as Annex C. Following the SPAC Merger and under the Holdings A&R Articles, the issued and outstanding securities of Holdings, the rights and privileges of such securities and the composition of the holders of such securities will be substantially identical to those of SPAC as of immediately prior to the SPAC Merger Effective Time.

As provided in the Holdings A&R Articles, subject to the BVI Companies Act, Holdings has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. The registered office of Holdings is c/o Maples Corporate Services Limited, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

As soon as possible following the Company Merger Effective Time, pursuant to the terms of the Holdings A&R Articles, (a) each Holdings Common Share B that is outstanding immediately prior to the Company Merger Effective Time will be converted, on a one-for-one basis, into one Holdings Common Share A and (b) pursuant to their terms, the Holdings Common Shares A and the Holdings Warrants comprising each existing and outstanding Holdings Unit immediately prior to the Company Merger Effective Time will be automatically separated. As a result, following the Company Merger Effective Time the outstanding equity securities of Holdings will consist of Holdings Common Shares A and Holdings Warrants.

Following the Company Merger Effective Time and in accordance with the Holdings A&R Articles, Holdings will again amend and restate its memorandum and articles of association to be in the form of the Holdings Public Company Articles attached to this proxy statement/prospectus as Annex D.

All securities of Holdings are subject to, and have been or will be created under, the laws of the British Virgin Islands. The following summary of the material terms of the securities of Holdings to be registered is qualified in its entirety by reference to the complete text of each of the Holdings A&R Articles and the Holdings Public Company Articles, copies of which are attached are attached to this proxy statement/prospectus as Annex C and Annex D, respectively. You are urged to read the Holdings A&R Articles and the Holdings Public Company Articles in their entirety for a complete description of the rights and preferences of securityholders of Holdings after the SPAC Merger and after the Company Merger.

Authorized Shares

The Holdings A&R Articles in effect at the SPAC Merger Effective Time will authorize the issuance of up to 555,000,000 shares, consisting of (a) 500,000,000 Holdings Common Shares A, (b) 50,000,000 Holdings Common Shares B and (c) 5,000,000 preferred shares. The Holdings Public Company Articles in effect following the Company Merger will authorize the issuance of up to 555,000,000 shares, consisting of (a) 500,000,000 Holdings Common Shares A and (b) 55,000,000 preferred shares. All of Holdings’ outstanding ordinary shares are fully paid and non-assessable. To the extent they are issued, certificates representing the Holdings Common Shares A are issued in registered form.

All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

Holdings has applied to list its Holdings Common Shares A, on NASDAQ under the symbol “SWVL”.

Initial settlement of the Holdings Common Shares A will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning Holdings Common Shares A held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Holdings Common Shares A. Persons wishing to obtain certificates for their ordinary shares must make arrangements with DTC.

The following are summaries of material provisions of the Holdings A&R Articles, the Holdings Public Company Articles and the BVI Companies Act insofar as they relate to the material terms of the Holdings Common Shares A that Holdings expects will become effective upon the closing of this offering.

Holdings Common Shares A

Voting Rights

The Holdings A&R Articles provide that, except as otherwise specified in the Holdings A&R Articles or as required by law or NASDAQ rules, holders of Holdings Common Shares A and Holdings Common Shares B registered in the register of members of Holdings (on an as-converted basis) will vote as a single class. Holders of Holdings Common Shares A and Holdings Common Shares B shall at all times vote together on all resolutions submitted to a vote of the members. Voting at any meeting of members is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one member.

Except as described below, the holders of Holdings Common Shares A will be entitled to one vote per share on all matters to be voted on by shareholders. Neither the Holdings A&R Articles nor the Holdings Public Company Articles provides for cumulative voting with respect to the election of directors. Following registration of the Holdings Public Company Articles after the Company Merger Effective Time, the Holdings Board will be divided into three classes (Class I, Class II and Class III), consisting of an approximately equal number of directors. The initial Class I directors shall stand for a term expiring at Holdings’ first annual general meeting, the initial Class II directors shall stand for a term expiring at Holdings’ second annual general meeting and the initial Class III directors shall stand for a term expiring at Holdings’ third annual general meeting. Commencing at Holdings’ first annual general meeting, directors will be appointed or elected for three-year terms.

Prior to the Company Merger Effective Time, (a) holders of Holdings Common Shares A will not be entitled to vote on the election of directors and (b) with respect to any vote to change the domicile of Holdings, holders of Holdings Common Shares B will hold ten votes per share and holders of Holdings Common Shares A will hold one vote per share. The holders of Holdings Common Shares A will not be entitled to vote to remove directors, either following the SPAC Merger or following the Company Merger.

Transfer

All Holdings Common Shares A will be issued in registered form and may be freely transferred under the Holdings A&R Articles and the Holdings Public Company Articles, unless any such transfer is restricted or prohibited by another instrument, NASDAQ rules or applicable securities laws.

Under the BVI Companies Act shares that are listed on a recognized exchange may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the recognized exchange and subject to Holdings Public Company Articles.

Among other things, the shareholders of Swvl and certain key shareholders of SPAC, including Sponsor, have agreed, pursuant to the Lock-Up Agreements and the Sponsor Agreement, not to transfer their Holdings Common Shares A during the 6 or 12 month period (as applicable) following the Closing. Additionally, any Holdings Common Shares A and Holdings Warrants received in the Transactions by persons who are or become affiliates of Holdings for purposes of Rule 144 under the Securities Act may be resold only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of Holdings generally include individuals or entities that control, are controlled by or are under common control with, Holdings and may include the directors and executive officers of Holdings, as well as its significant shareholders.

Redemption Rights

The BVI Companies Act and the Holdings Public Company Articles permit Holdings to purchase its own shares with the prior written consent of the relevant members, on such terms and in such manner as may be determined by its board of directors and by a resolution of directors and in accordance with the BVI Companies Act.

Dividends and Distributions

Pursuant to the Holdings A&R Articles, the Holdings Public Company Articles and the BVI Companies Act, the Holdings Board may from time to time declare dividends and other distributions, and authorize payment thereof, if, in accordance with the BVI Companies Act, the Holdings Board is satisfied that immediately after the payment of any such dividend or distribution, (a) the value of Holdings’ assets will exceed its liabilities and (b) Holdings will be able to pay its debts as they fall due. Each Holdings Common Share A will have equal rights with regard to dividends and to distributions of the surplus assets of Holdings, if any.

Other Rights

Under the Holdings A&R Articles and the Holdings Public Company Articles, the holders of Holdings Common Shares A will not be entitled to any pre-emptive rights or anti-dilution rights. Holdings Common Shares A will not be subject to any sinking fund provisions.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

The board of directors of Holdings may from time to time make calls upon members for any amounts unpaid on their Holdings Common Shares A and / or Holdings Common Shares B in a notice served to such members at least 14 clear days prior to the specified time of payment. The Holdings Common Shares A and / or Holdings Common Shares B that have been called upon and remain unpaid are subject to forfeiture.

Issuance of Additional Shares

The Holdings Public Company Articles authorizes the board of directors of Holdings to issue additional Holdings Common Shares A and Holdings Common Shares B from time to time as the board of directors shall determine, subject to the BVI Companies Act and the provisions, if any, in the Holdings Public Company Articles (and to any direction that may be given by Holdings in general meeting) and, where applicable, the rules and regulations of any applicable exchange, the SEC and/or any other competent regulatory authority and without prejudice to any rights attached to any existing shares.

However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under the Holdings Public Company Articles for a proper purpose and for what they believe in good faith to be in the best interests of Holdings.

Meetings of Shareholders

Under the Holdings Public Company Articles, Holdings may, but is not obligated to, hold an annual general meeting each year. The Holdings Board or the chair, if in office, may call an annual general meeting or an extraordinary general meeting upon not less than seven (7) days’ notice unless such notice is waived in accordance with the Holdings Public Company Articles. A meeting notice must specify the place, day and hour of the meeting and the general nature of the business to be conducted at such meeting. At any general meeting of Holdings shareholders, a majority of the voting power of the Holdings shares entitled to vote at such meeting shall constitute a quorum. Subject to the requirements of the BVI Companies Act, only those matters set forth in the notice of the general meeting or (solely in the case of a meeting convened upon a Members’ Requisition (as defined below)) properly requested in connection with a Members’ Requisition may be considered or acted upon at a meeting of Holdings shareholders.

Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Under the Holdings Public Company Articles, shareholders will have the right to call extraordinary general meetings of shareholders (a “Holdings Members’ Requisition”). To properly call an extraordinary general meeting pursuant to a Holdings Members Requisition, (a) the request of shareholders representing not less than 30% of the voting power represented by all issued and outstanding shares of Holdings in respect of the matter for which such meeting is requested must be deposited at the registered office of Holdings and (b) the requisitioning shareholders must comply with certain information requirements specified in the Holdings Public Company Articles.

In connection with any meeting of shareholders, the right of a shareholder to bring other business or to nominate a candidate for election to the Holdings Board must be exercised in compliance with the requirements of the Holdings Public Company Articles. Among other things, notice of such other business or nomination must be received at the registered office of Holdings not later than the close of business on the date that is 120 days before, and not earlier than the close of business on the date that is 150 days before, the one-year anniversary of the preceding year’s annual general meeting, subject to certain exceptions.

Liquidation

On a liquidation or winding up of Holdings assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

Inspection of Books and Records

A member of Holdings is entitled, on giving written notice to Holdings, to inspect (a) the memorandum and articles of association of Holdings; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records. Subject to the Holdings Public Company Articles, the directors may, if they are satisfied that it would be contrary to the interests of Holdings to allow a member to inspect any document, or part of a document, specified in (b), (c) and (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI High Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company is required to keep at the office of its registered agent: its memorandum and articles of association of the company; the register of members or a copy of the register of members; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous ten years.

Preference Shares

The Holdings Public Company Articles provide that preference shares may be issued from time to time in one or more series. The board of directors of Holdings will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series by an amendment to the Holdings Public Company Articles to be approved by the board of directors of Holdings. The board of directors of Holdings will be able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the Holdings Common Shares A and Holdings Common Share B and could have anti-takeover effects. The ability of the board of directors of Holdings to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. Holdings has no preference shares issued and outstanding at the date hereof. Although Holdings does not currently intend to issue any preference shares, Holdings cannot assure you that it will not do so in the future. No preference shares are being issued or registered in this offering and any amendment to the Holdings Public Company Articles by the board of directors of Holdings in order to assign rights to any preference shares and the issuance of such preference shares would be subject to applicable directors duties.

Anti-Takeover Provisions

Some provisions of the Holdings Public Company Articles may discourage, delay or prevent a change of control of Holdings or management that members may consider favourable, including, among other things:

•	a classified board of directors with staggered, three-year terms;

•

the ability of the Holdings Board to issue preferred shares and to determine the price and other terms of those shares, including preferences and voting rights, potentially without shareholder approval;

•

the right of Mostafa Kandil to serve as Chair of the Holdings Board so long as he remains Chief Executive Officer of Holdings and to serve as a director so long as he beneficially owns at least 1% of the outstanding shares of Holdings;

•

until the completion of Holdings’s third annual meeting of shareholders following the Closing, commitments by major shareholders to vote in favor of the appointment of Swvl designees to the Holdings Board at any shareholder meeting (and, thereafter, to vote in favor of the appointment of Mostafa Kandil or his designee to the Holdings Board, subject to specified conditions);

•	the limitation of liability of, and the indemnification of and advancement of expenses to, members of the Holdings Board;

•

advance notice procedures with which shareholders must comply to nominate candidates to the Holdings Board or to propose matters to be acted upon at a shareholders’ meeting, which could preclude shareholders from bringing matters before annual or special meetings and delay changes in the Holdings Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise from attempting to obtain control of Holdings;

•	that directors may be removed only for cause and only upon the vote of two-thirds of the directors then in office;

•	that shareholders may not act by written consent in lieu of a meeting or call extraordinary meetings;

•	the right of the Holdings Board to fill vacancies created by the expansion of the Holdings Board or the resignation, death or removal of a director; and

•

that the Memorandum and Articles of Association may be amended only by the Holdings Board of Directors or by the affirmative vote of holders of at least two-thirds of the voting power of all of the then-outstanding shares of Holdings.

However, under British Virgin Islands law, the directors of Holdings may only exercise the rights and powers granted to them under our the Holdings Public Company Articles for a proper purpose and for what they believe in good faith to be in the best interests of Holdings.

Holdings Warrants

At the SPAC Merger Effective Time, each SPAC Warrant issued, outstanding and unexercised immediately prior to the SPAC Merger Effective Time will be automatically assumed by Holdings and converted into one Holdings Warrant. Pursuant to the Business Combination Agreement, Holdings and SPAC have agreed to, and to use reasonable best efforts to cause Continental Stock Transfer & Trust Company to, enter into an assignment and assumption agreement pursuant to which SPAC will assign to Holdings all of its rights, interests and obligations in and under the Warrant Agreement as of the SPAC Merger Effective time to reflect the assumption of the SPAC Warrants by Holdings. Immediately after the Company Merger Effective Time, Holdings anticipates that there will be approximately 17,433,33 Holdings Warrants outstanding.

Each Holdings Warrant will represent the right to purchase one Holdings Common Share A at a price of $11.50 per share in cash. The Holdings Warrants will become exercisable thirty (30) days after the Closing Date and will expire upon the earlier of (a) the date that is five (5) years after the Closing Date and (b) a liquidation of the Company.

The exercise price of the Holdings Warrants, and the number of Holdings Common Shares A issuable upon exercise thereof, will be subject to adjustment under certain circumstances, including if Holdings (a) pays any dividend in Holdings Common Shares A, (b) subdivides the outstanding Holdings Common Shares A, (c) pays an extraordinary dividend in cash or (d) issues additional Holdings Common Shares A at an issue price of less than $9.20 per share.

Once the Holdings Warrants become exercisable, Holdings will have the right to redeem not less than all of the Holdings Warrants at any time prior to their expiration, at a redemption price of $0.01 per warrant, if (i) the last reported sales price of Holdings Common Shares A has been at least $18.00 per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third (3rd) trading day prior to the date on which notice of the redemption is given and (ii) there is an effective registration statement covering the Holdings Common Shares A issuable upon exercise of the Holdings Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption period or the Company has elected to require the exercise of the Warrants on a “cashless basis”.

In addition, once the Holdings Warrants become exercisable, Holdings will have the right to redeem not less than all of the Holdings Warrants at any time while exercisable and prior to their expiration, at a redemption price of $0.10 per warrant, if the last reported sales price of Holdings Common Shares A has been at least $10.00 per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third (3rd) trading day prior to the date on which notice of the redemption is given; provided that during the 30-day period following notice of the redemption, holders of the Holdings Warrants will be entitled to exercise such warrants on a “cashless basis” and to receive a number of Holdings Common Shares A determined by reference to an agreed table based on the redemption date and the “fair market value” (as defined in the Warrant Agreement) of Holdings Common Shares A.

No fractional shares will be issued upon exercise of the Holdings Warrants. If, upon exercise, a holder would be entitled to receive a fractional interest in Holdings Common Shares A, Holdings will round down to the nearest whole number of shares to be issued to the warrant holder.

In accordance with the Warrant Agreement, the Holdings Warrants represented by SPAC Private Placement Warrants prior to the SPAC Merger Effective Time will have terms identical Holdings Warrants formerly represented by SPAC Public Warrants except that, so long as such warrants are held by Sponsor or a permitted transferee, such Holdings Warrants (a) may not be redeemed by Holdings and (b) may be exercised on a cashless basis for a number of Holdings Common Shares A equal to the quotient of (i) the product of (A) the number of Holdings Common Shares A underlying such warrant multiplied by (B) the excess of the “fair market value” (as defined below) over the exercise price of such warrant divided by (ii) the “fair market value”. For purposes of this paragraph, “fair market value” is equal to the average last reported sale price of the Holdings Common Shares A as reported for the ten (10) trading days ending on the third (3rd) trading day prior to the date on which notice of exercise of the warrant is sent to the warrant agent. In addition, Holdings Warrants formerly represented by SPAC Private Placement Warrants may not be transferred, sold or assigned by the holder thereof until the date that is thirty (30) days after the Closing Date.

Holdings Units

At the Company Merger Effective Time, the Holdings Common Shares A and the Holdings Warrants comprising each existing and outstanding Holdings Unit immediately prior to the Company Merger Effective Time will be automatically separated.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

This section describes the material differences between the rights of SPAC shareholders before the consummation of the Business Combination, and the rights of Holdings shareholders after the registration of the Holdings Public Company Articles as soon as possible following the Company Merger Effective Time. These differences in shareholder rights result from the differences between Cayman Islands and British Virgin Islands law and the respective governing documents of SPAC and Holdings.

This section does not include a complete description of all differences among such rights, nor does it include a complete description of such rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. SPAC Shareholders are urged to carefully read the relevant provisions of the Cayman Companies Act, the BVI Companies Act, the SPAC Articles and Holdings Public Company Articles that will be in effect as soon as possible following the Company Merger Effective Time. References in this section to the Holdings Public Company Articles are references thereto as they will be in effect following the Company Merger Effective Time. The Holdings Public Company Articles may be amended after the Company Merger Effective Time by amendment in accordance with their terms. If the Holdings Public Company Articles are amended, the below summary may cease to accurately reflect the Holdings Public Company Articles as so amended.

Rights of SPAC Shareholders (a Cayman Islands Exempted Company)	Rights of Holdings Shareholders (a BVI Business Company)

Authorized Capital / Shares

SPAC is authorized to issue a maximum of 555,000,000 shares with a par value of $0.0001 each divided into three classes as follows: (i) 500,000,000 Class A ordinary shares of a nominal or par value of $0.0001 (“SPAC Class A Ordinary Shares”), (ii) 50,000,000 Class B ordinary shares of a nominal or par value of $0.0001 (“SPAC Class B Ordinary Shares”) and (iii) 5,000,000 preferred shares of a nominal or par value of $0.0001 each. As at September 24, 2021 SPAC had 34,500,000 SPAC Class A Ordinary Shares and 8,625,000 SPAC Class B Ordinary Shares issued and outstanding.

Under the SPAC Articles, the board of directors may, or the SPAC shareholders by ordinary resolution, divide shares into certain classes or series from time to time and to fix certain rights (including voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different classes or series.

Holdings is authorized to issue a maximum of 555,000,000 shares with a par value of $0.0001 each divided into two classes as follows: (i) 500,000,000 Class A ordinary shares (the “Holdings Common Shares A”); and (ii) 55,000,000 preferred shares (the “Holdings Preference Shares”). As at September 24, 2021 Holdings had 1 Holdings Common Share A issued and outstanding and 0 Holdings Preference Shares issued and outstanding.

Under the Holdings Public Company Articles, the board of directors may, without shareholder approval, issue Holdings Preference Shares and amend the Holdings Public Company Articles to specify voting powers, preferences and rights of the Holdings Preference Shares and the qualifications, limitations or restrictions thereof.

Voting Rights

Under the Cayman Companies Act and the SPAC Articles, routine corporate matters may be approved by an ordinary resolution (being the affirmative vote of at least a majority of the shareholders present in person or represented by proxy at the general meeting and entitled to vote on such matter). The SPAC shareholders will have one vote for each share held on all matters to be	Under the BVI Companies Act and the Holdings Public Company Articles, and save for those matters prescribed as requiring a vote of the shareholders under either of the foregoing, routine corporate matters may be approved by the board.

voted on by shareholders and vote together as a single class, except as required by law or the applicable stock exchange rules then in effect, except that (i) only holders of the SPAC Class B Ordinary Shares have the right to vote on the appointment and removal of directors prior to the SPAC’s initial business combination, and (ii) in a vote to continue the SPAC in a jurisdiction outside the Cayman Islands (which requires a special resolution), holders of the SPAC Class B Ordinary Shares have ten (10) votes for every SPAC Class A Ordinary Share and holders of SPAC Class A Ordinary Shares will have one (1) vote for every SPAC Class A Ordinary Share.

Under the Holdings Public Company Articles, where a vote of the shareholders is required, the Holdings shareholders will have one vote for each Holdings Common Share A held on all matters to be voted on by shareholders.

Appraisal / Dissenters’ Rights

Under certain circumstances, shareholders may dissent to a merger of a Cayman Islands company by following the procedure set out in the Cayman Companies Act. Where dissenter rights apply, dissenters to a merger are entitled to receive fair value for their shares, which if necessary may ultimately be determined by the court.

A shareholder of a BVI business company may dissent from (i) a merger; (ii) a consolidation; (iii) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company, in which case the shareholder is entitled to receive “fair value” for their shares in accordance with section 179 of the BVI Companies Act.

A shareholder who desires to exercise his right of dissent shall give to the company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action.

Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his shares.

Dividends

Under the Cayman Companies Act and the SPAC Articles, the directors may, by resolution, declare dividends on shares in issue and authorize payment out of the funds of SPAC lawfully available therefor. The directors may, subject to the preference of any classes of shares, authorize a dividend at such time and of such an amount as they think fit if they are satisfied that the SPAC will, immediately after the payment of the dividend, satisfy the solvency test (that is, if the directors can determine based on the facts at the time that the company can in the future, following the payment of the dividend, pay its debts as they fall due in the ordinary course of business).

Under section 57 of the BVI Companies Act and the Holdings Public Company Articles, the directors may, by resolution, authorise a distribution by Holdings to shareholders at such time and of such an amount, as they think fit if they are satisfied, on reasonable grounds, that Holdings will, immediately after the distribution, satisfy the solvency test.

A company satisfies the solvency test if (i) the value of Holdings’ assets exceeds its liabilities; and (ii) Holdings is able to pay its debts as they fall due.

Directors may, before resolving to pay any distribution, set aside such sums as they think proper as a reserve or reserves.

Directors may, before resolving to pay any distribution, set aside such sums as they think proper as a reserve or reserves.

Distributions may be made in cash or in specie.

Dividends may be paid out of profits, share premium or any other sources permitted under Cayman Islands law.

Distributions may be made, wholly or partly, in cash or in specie.

Any distribution which remains unclaimed after a period of six (6) years from the date on which such distribution or redemption payment becomes payable shall be forfeited and shall revert to Holdings.

Purchase and Repurchase of Shares

Subject to the Cayman Companies Act and the rules of the designated stock exchange, the SPAC may purchase its own shares (including redeemable shares) in such manner and on such other terms as the directors may determine and agree with such shareholder at the time of such purchase, provided that immediately after such purchase or repurchase the SPAC is able to pay its debts as they fall due in the ordinary course of business.

Shares that the SPAC purchases, redeems or acquires may, at the option of the SPAC, be cancelled immediately or held as treasury shares in accordance with the Cayman Companies Act. In the event that the directors do not specify that the relevant Shares are to be held as treasury shares, such shares shall be cancelled.

Subject to the BVI Companies Act and the rules of the designated stock exchange, Holdings may purchase or otherwise acquire its own shares (including any redeemable shares) in such manner and on such other terms as the directors may agree with the relevant shareholder, provided that immediately after such repurchase the value of Holdings’ assets exceeds its liabilities and Holdings is able to pay its debts as they fall due.

Unless the shares are held as treasury shares in accordance with the BVI Companies Act, any shares acquired are deemed to be cancelled immediately on purchase, redemption or other acquisition.

Redemption Rights

Upon consummation of the initial business combination, the SPAC Articles provide holders of the SPAC Class A Ordinary Shares with the opportunity to redeem their Class A Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two (2) business days prior to the consummation of the initial business combination, including interest (net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding Class A Ordinary Shares, provided that the SPAC shall not repurchase SPAC Class A Ordinary Shares to the extent that such repurchase would cause SPAC’s net tangible assets to be less than $5,000,001.

If SPAC seeks to amend any provision of SPAC Articles that would affect the substance or timing of SPAC’s obligation to redeem 100% of the shareholders’ Class A Ordinary Shares if SPAC has not consummated an initial business combination within twenty-four months after the date of the closing of the SPAC IPO, SPAC must provide the public shareholders with the

Subject to the BVI Companies Act, Holdings may purchase or otherwise acquire its own shares (including any redeemable shares) in such manner and on such other terms as the directors may agree with the relevant shareholder.

Holdings may make a payment in respect of any such redemption in any means permitted by the BVI Companies Act. Under the Holdings Public Company Articles, the directors of Holdings may resolve that the redemption is paid wholly or partly by the distribution of specific assets and in particular (without limitation), by the distribution of shares, debentures or securities of any other company.

opportunity to redeem their Class A Ordinary Shares in connection with such vote.

After consummation of the initial business combination, holders of SPAC Class A Ordinary Shares are not entitled to redemption rights with respect to their shares.

Pre-emptive Rights

None.	None.

Lien on Shares and Calls on Shares

SPAC shall have a first and paramount lien on all shares (whether fully paid-up or not) registered in the name of a shareholder (whether solely or jointly with others) for all debts, liabilities or engagements to or with SPAC (whether presently payable or not) by such shareholder or his, her or its estate, either alone or jointly with any other person.	Holdings shall have a first and paramount lien on all shares (whether fully paid-up or not) registered in the name of a shareholder (whether solely or jointly with others) for all debts, liabilities or engagements to or with Holdings (whether presently payable or not) by such shareholder or his, her or its estate, either alone or jointly with any other person, whether a shareholder or not, but the directors may at any time declare any share to be wholly or in part exempt from the such provisions.

Forfeiture of Shares

If a call or instalment of a call remains unpaid after it has become due and payable, SPAC may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred or sustained by SPAC by reason of such non-payment.

If the notice is not complied with, any share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of directors.

If a call or instalment of a call remains unpaid after it has become due and payable, Holdings may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred or sustained by Holdings by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with, any share in respect of which the call was made will be liable to be forfeited.

If the notice is not complied with, any share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of directors.

Election of Directors

The Cayman Companies Act provides that there must be at least one (1) director of the SPAC. The SPAC Articles provide that there shall be up to eight (8) directors of the SPAC, unless otherwise determined by a vote of a majority of the directors.

SPAC Articles provide that prior to the initial business combination, a vote of the majority of the issued and

Under section 109 of the BVI Companies Act, the board of directors must consist of at least one (1) director. Under the Holdings Public Company Articles, there shall be a board of directors consisting of nine (9) directors, provided however that Holdings may, by a resolution of directors, increase or reduce the number of directors. No increase or reduction in the number of directors constituting the board of outstanding SPAC Class B Ordinary Shares entitled to vote and voting will be required to appoint any person as director of SPAC.

After an initial business combination, a vote of a majority of the issued and outstanding SPAC Ordinary Shares entitled to vote and voting will be required to appoint any person as director of SPAC.

directors shall shorten the term of any incumbent director.

The directors shall be divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. The Class I Directors shall stand appointed for a term expiring at Holdings’ first annual general meeting, the Class II Directors shall stand appointed for a term expiring at Holdings’ second annual general meeting and the Class III Directors shall stand appointed for a term expiring at Holdings’ third annual general meeting.

For nominations of candidates for appointment as director (“Director Nominations”), the Director Nomination must be (i) specified in the notice of the general meeting (or any supplement thereto) given by or at the direction of the directors by resolution of directors, (ii) brought before the general meeting by the person presiding over the meeting or (iii) otherwise properly requested to be brought before the meeting by a shareholder of Holdings or by the requisitioning shareholders, as applicable.

Except as the BVI Companies Act may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of directors and the filling of any vacancy in that connection, additional directors and any vacancies in the board of directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, notwithstanding that such majority may be less than a quorum required for a resolution of directors. For the avoidance of doubt, any vacancies in the board of directors, including unfilled vacancies resulting from the removal of directors for cause and unfilled vacancies resulting from increases or reductions in the number of directors, may not be filled by a resolution of members.

Alternate directors are not permitted.

Holdings may by resolution of its shareholders, and in accordance with the Holdings Public Company Articles, appoint any person properly nominated for election as a director at any general meeting to appoint directors of Holdings.

Removal of Directors; Vacancies

The SPAC Articles provide that the office of a director shall be vacated if the director: (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; or is removed from office pursuant to any other provisions of the SPAC Articles.

SPAC Articles provide that prior to the initial business combination, a vote of the majority of the issued and outstanding SPAC Class B Ordinary Shares entitled to vote and voting will be required to remove a director of the SPAC for cause.

After an initial business combination, a vote of a majority of the issued and outstanding SPAC Ordinary Shares entitled to vote and voting will be required to remove any person as director of SPAC.

For so long as the SPAC is listed on a stock exchange, any and all vacancies in the board of directors, however occurring, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining directors then in office, and not by the shareholders of the SPAC.

The Holdings Public Company Articles provides that the office of director will be vacated if: (i) the director gives notice in writing to Holdings that he, she or it resigns the office of director; (ii) the director dies; (iii) a court of competent jurisdiction has determined in a final non-appealable order that such director is permanently and totally disabled and unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment that can be expected to result in death within twelve (12) months, or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months; or (iv) the director becomes disqualified to act as a director under the BVI Companies Act.

Holdings may by resolution of directors passed by at least two-thirds of the directors remove any director with cause.

Shareholders may not act to remove directors.

Directors shall serve a term in accordance with their class as noted above under “Election of Directors”.

Manner of Acting by Board; Quorum

The quorum for the transaction of the business of the directors may be fixed by the directors, and unless so fixed shall be two (2) directors where there are two or more directors of the company.

Questions arising at any meeting of the directors shall be decided by a majority of votes of the directors. In the case of an equality of votes, the chairman shall have a second or casting vote.

The quorum for the transaction of the business of the directors may be fixed by the directors, and unless so fixed shall be a majority of the directors then in office.

Questions arising at any meeting of the directors shall be decided by a majority of votes of the directors, unless a higher threshold is required pursuant to the Holdings Public Company Articles. In the case of an equality of votes, the chairman shall not have a second or casting vote.

Director Action by Written Consent

The SPAC Articles provide that a resolution in writing signed by all the directors shall be valid and effective as if it had been passed at a meeting of the directors.

In accordance with section 129 of the BVI Companies Act, a resolution of director(s) may be passed, subject to the memorandum and the articles as a written resolution.

Under Holdings Public Company Articles, a resolution in writing signed by all of the directors or all of the members of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors.

Indemnification of Directors and Officers

Every director and officer of SPAC (including any alternate director) shall be indemnified out of the assets of the SPAC to the fullest extent permissible under the laws of the Cayman Islands against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful default or wilful neglect.	Every director and officer of Holdings (which for the avoidance of doubt, shall not include auditors) together with every former director and former officer shall be indemnified out of the assets of Holdings to the fullest extent permissible under the BVI Companies Act and the laws of the British Virgin Islands against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default.

Limitation on Liability of Directors

No directors shall be liable to SPAC for any loss or damage incurred by SPAC as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful default or wilful neglect of such director.	No director shall be liable to Holdings for any loss or damage incurred by Holdings as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such director.

Annual General Meeting

The SPAC Articles provide that for so long as the SPAC’s shares are traded on a designated stock exchange, the SPAC shall in each year hold a general meeting as its annual general meeting at such time and place as may be determined by the directors in accordance with the rules of the stock exchange, unless such stock exchange does not require the holding of an annual general meeting.	Holdings may, but shall not be obliged to, in each year hold a general meeting as its annual general meeting, and, where called, shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the directors shall appoint.

Extraordinary General Meeting

The SPAC Articles provide that extraordinary general meetings may be called only by a majority vote of the directors, by the Chief Executive Officer or by the Chairman.

Shareholders may bring certain business before a general meeting by following the relevant procedures set out in the SPAC Articles.

All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors, by resolution of directors, or the chairman, if any, of the board of directors, acting alone, may, and the directors shall upon receipt of a valid requisition from shareholders holding at the date of deposit of the requisition not less than thirty (30) per cent. of the voting power of the issued shares which as at that date carry the right to vote in respect of the matter for which the meeting is requested, call general meetings.

Notice Provisions and Record Date

At least ten (10) days’ notice in writing (counting from the date service is deemed to take place) shall be given of any general meeting.

For the purpose of determining shareholders entitled to receive notice of, attend or vote at any meeting of shareholders, or to determine those shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a shareholder for any other purpose, the directors may provide that the register of members shall be closed for transfers for a stated period which shall not exceed forty (40) days. If the register of members shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of shareholders the register of members shall be so closed for at least ten (10) days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the register of members.

At least seven (7) clear days’ notice shall be given of any general meeting.

For the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders or entitled to receive payment of any distribution, or in order to make a determination of shareholders for any other purpose, the directors may provide that the register of members shall be closed for transfers for a stated period which shall not in any case exceed forty (40) days.

In lieu of, or apart from, closing the register of members, the directors may fix in advance or arrears a date as the record date for the purpose of determining shareholders entitled to notice of, or to vote at, any meeting or entitled to receive payment of any distribution, or in order to make a determination of shareholders for any other purpose.

If the register of members is not so closed and no record date is fixed by the directors, the date on which notice of the meeting is sent or the date on which the resolution of directors resolving to pay such distribution is passed, as the case may be, shall be the record date for such determination of shareholders.

Quorum and Actions

Business may only be transacted at a meeting if a quorum is present. A quorum for a general meeting of the shareholders is one or more shareholders holding at least a majority of the paid up voting share capital of the SPAC present in person or by proxy and entitled to vote at that meeting.

The quorum necessary at a meeting to approve a matter pertaining to the modification of rights of shareholders shall be one or more shareholder holding (or represented by proxy) one-third in nominal or par value amount of the issued shares of the relevant class of shareholders.

Business may only be transacted at a meeting if a quorum is present, being a majority in voting power of the shares entitled to vote at such meeting, present in person or by proxy unless a higher threshold is required pursuant to the Holdings Public Company Articles. Unless otherwise provided in the Holdings Public Company Articles, absent shareholders, shareholders who are present but do not vote, blanks and abstentions shall not be counted for purposes of determining if a majority has been obtained).

For Director Nominations or other business to be properly brought (x) by a shareholder before an annual general meeting or (y) by requisitioning shareholders before an extraordinary general meeting convened upon a requisition of shareholders, the Director Nomination or other business must be (i) specified in the notice of the general meeting (or any supplement thereto) given by or at the direction of the directors by resolution of directors, (ii) brought before the general meeting by the person presiding over the meeting or (iii) otherwise properly requested to be brought before the meeting by a shareholder of Holdings or by the requisitioning shareholders, as applicable.

The quorum necessary at a meeting to approve any amendment to the Holdings Public Company Articles shall be a majority of not less than seventy five (75) per cent. of the votes of all those entitled to vote on the resolution regardless of how many actually vote or abstain, meaning that absent shareholders, shareholders who are present but do not vote, blanks and abstentions shall be counted for the purpose of determining if the requisite majority has been obtained.

Shareholder Action Without Meeting / Acting by Written Consent

In relation to a special resolution, a resolution in writing signed by all the shareholders entitled to vote at a general meeting shall be valid and effective as if the special resolution had been passed at a meeting of the shareholders.

In relation to an ordinary resolution, such a resolution may not be consented to in writing.

In relation to an ordinary resolution of the SPAC Class B Ordinary Shares only, such a resolution may be consented to in writing by all of the holders of Class B Ordinary Shares entitled to vote at a general meeting.

Under the Holdings Public Company Articles, a resolution of members of Holdings may not be consented to in writing.

Inspection of Books and Records

The directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the

SPAC or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right of inspecting any account or book or document of the SPAC except as conferred by law or authorised by the directors or by ordinary resolution of the SPAC.

The directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of Holdings or any of them shall be open to the inspection of shareholder not being directors and no shareholder (not being a director) shall have any right of inspecting any account or book or document of Holdings except as conferred by the BVI Companies Act or authorised by the directors or by Holdings in general meeting.

Class and Derivative Shareholder Suits

SPAC’s Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) SPAC officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•  a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•  the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•  those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against the SPAC where the individual rights of that shareholder have been infringed or are about to be infringed.

Under the provisions of the BVI Companies Act, the Holdings Public Company Articles are binding as between Holdings and its shareholders and between the shareholders.

If the majority shareholders have infringed a minority shareholder’s rights, the minority may seek to enforce its rights either by derivative action or by personal action. A derivative action concerns the infringement of Holdings’ rights where the wrongdoers are in control of Holdings and are preventing it from taking action, whereas a personal action concerns the infringement of a right that is personal to the particular shareholder concerned.

The BVI Companies Act provides for a series of remedies available to shareholders. Where Holdings conducts some activity which breaches the BVI Companies Act or the Holdings Public Company Articles, the BVI High Court can issue a restraining or compliance order. Shareholders can also bring derivative, personal and representative actions under certain circumstances.

Generally any other claims against Holdings by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the Holdings Public Company Articles.

In certain circumstances, a shareholder has the right to seek various remedies against Holdings in the event the directors are in breach of their duties under the BVI Companies Act. Pursuant to Section 184B of the BVI Companies Act, if Holdings or a director of Holdings engages in, proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Companies Act or the Holdings Public Company Articles, the courts of the British Virgin Islands may, on application of a member or director of Holdings, make an order directing Holdings or a director of Holdings to comply with, or restraining Holdings or its director from engaging in conduct that contravenes the BVI Companies Act or the Holdings Public Company Articles. Furthermore, pursuant to Section 184I(1) of the BVI Companies Act, a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the courts of the British Virgin Islands for an order which, inter alia, can require the company or any other person to pay compensation to the members.

Anti-Takeover Provisions

The SPAC Articles provide that the board of directors will be classified into three (3) classes of directors. As a result, in most circumstances, a person can gain control of the board only by successfully engaging in a proxy contest at two or more annual general meetings.

The authorised but unissued ordinary shares and preferred shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares and preferred shares could render more difficult or discourage an attempt to obtain control of the SPAC by means of a proxy contest, tender offer, merger or otherwise.

The Holdings Public Company Articles provide that the board of directors will be classified into three (3) classes of directors. As a result, in most circumstances, a person can gain control of the board only by successfully engaging in a proxy contest at two or more annual general meetings.

The existence of authorized but unissued preference shares, the terms of which may be established and shares of which may be issued without shareholder approval and the establishment of advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at shareholder meetings could also render more difficult or discourage an attempt to obtain control of the Holdings by means of a proxy contest, tender offer, merger or otherwise.

Variation of Rights Attaching to a Class / Series of Shares

Under Cayman Islands law and the SPAC Articles, the rights attached to any class of shares may only be materially adversely varied with the consent in writing of the holders of not less than two-thirds (2/3rds) of the issued shares of that class or with the sanction of a resolution of our shareholders passed at a separate meeting of the holders of the shares of that class by the holders of not less than two-thirds (2/3rds) of the issued shares of that class.

Holdings may vary the rights attached to the Holdings Common Shares A by amending the Holdings Public Company Articles by resolution of members passed by a majority of not less than seventy five (75) per cent. of the votes of all those entitled to vote on the resolution regardless of how many actually vote or abstain, or by a resolution of directors.

The Holdings Public Company Articles do not contain a customary provision relating to the amendment of class rights of a class or series of shares.

Amendments to Governing Documents

Amendment of any provision of the SPAC Articles requires a special resolution, meaning a resolution passed by holders of at least two-thirds of the issued and outstanding shares of the SPAC that are entitled to vote and that vote in a general meeting.

The Sponsor and SPAC’s executive officers and directors have agreed that they will not propose any amendment to the SPAC Articles that would affect the substance or timing of the SPAC’s obligation to redeem 100% of its public shares if the SPAC does not complete

Amendment of any provision of the Holdings Public Company Articles requires a resolution of members passed by a majority of not less than seventy five (75) per cent. of the votes of all those entitled to vote on the resolution regardless of how many actually vote or abstain, or by a resolution of directors.

its initial business combination within 24 months after the closing of the SPAC IPO, unless the SPAC provides public shareholders with the opportunity to redeem their shares upon approval of any such amendment.

The provisions of the SPAC Articles relating to (i) the election and removal of directors prior to the business combination and (ii) the voting power in connection with the approval required to continue the SPAC in a jurisdiction outside the Cayman Islands, may each only be amended by a special resolution passed by holders representing a majority of at least 90% of the votes cast a quorate general meeting.

Dissolution /Liquidations

The SPAC Articles provides that in the event that SPAC does not consummate a business combination by twenty-four months after the closing of the SPAC IPO, the SPAC shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the shares issued in the SPAC IPO, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust fund, including interest earned on the trust fund and not previously released to the company to fund regulatory withdrawals, subject to an annual limit of $250,000, for a maximum of twenty-four (24) months and/or to pay income taxes, if any, (less up to $100,000 of interest to pay dissolution expenses), divided by the number of public shares then in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of SPAC’s remaining shareholders and the directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

If Holdings shall be wound up the liquidator shall apply the assets of Holdings in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to the shares, each share will rank pari passu with each other share in relation to the distribution of surplus assets on a winding up.

If Holdings shall be wound up the liquidator may, subject to the rights attaching to any shares and subject to contrary direction by resolution of shareholders, divide amongst the shareholders in kind the whole or any part of the assets of Holdings (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to SPAC regarding (a) the actual beneficial ownership of the SPAC Ordinary Shares as of the record date (prior to the Business Combination and PIPE Financing) and (b) the expected beneficial ownership of Holdings Common Shares immediately following consummation of the Business Combination and PIPE Financing, assuming alternatively (i) no redemptions of SPAC Public Shares, (ii) redemptions of SPAC Public Shares up to the Minimum Cash Condition, resulting in 28,257,500 SPAC Public Shares being redeemed and (iii) maximum redemptions of SPAC Public Shares, resulting in 30,639,823 SPAC Public Shares being redeemed, in each case as further described in the subsection entitled “Unaudited Pro Forma Condensed Combined Financial Information,” in each case, by:

•	each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding shares of Holdings Common Shares A;

•	each of SPAC’s executive officers and directors;

•	each person who will become an executive officer or director of Holdings post-Business Combination; and

•	all executive officers and directors of SPAC as a group pre-Business Combination, and all executive officers and directors of Holdings as a group post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. For the avoidance of doubt, unless specified otherwise herein, it is assumed that SPAC Public Warrants and SPAC Private Placement Warrants are not currently exercisable and will not be exercisable within 60 days.

The beneficial ownership of SPAC Ordinary Shares prior to the Business Combination and PIPE Financing is based on 43,125,000 SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares issued and outstanding in the aggregate as of December 23, 2021.

The expected beneficial ownership of Holdings Common Shares immediately following consummation of the Business Combination and PIPE Financing, assuming (x) none of the SPAC Public Shares are redeemed, is based on an aggregate of 157,877,447 shares of Holdings Common Shares A issued and outstanding, (y) 28,157,500 SPAC Public Shares have been redeemed, is based on an aggregate of 129,719,947 shares of Holdings Common Shares A issued and outstanding, and (z) assuming 30,639,823 SPAC Public Shares have been redeemed, is based on an aggregate of 127,237,624 shares of Holdings Common Shares A issued and outstanding.

All such scenarios (a) assume (i) a Closing Date of March 31, 2022, (ii) that there are no other issuances of equity interests of SPAC or Swvl and (iii) the cash exercise of all Swvl Options and (b) do not take into account (i) Holdings Warrants that will remain outstanding following the Business Combination and may be exercised at a later date or (ii) the Earnout Shares or the Earnout RSUs.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of Holdings Common Shares A beneficially owned by them.

Shares of Holdings Common Shares A that may be acquired by an individual or group within 60 days of March 31, 2022, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Unless otherwise indicated, the address of each Swvl stockholder is c/o The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates.

			After the Business Combination
	Prior to the Business Combination		Assuming no redemptions		Assuming redemptions to the Minimum Cash Condition		Assuming maximum redemptions
Beneficial Owner	SPAC Ordinary Shares (1)	% of SPAC Ordinary Shares	Holdings Common Shares A	% of Holdings Common Shares A	Holdings Common Shares A	% of Holdings Common Shares A	Holdings Common Shares A	% of Holdings Common Shares A
Five Percent Holders of SPAC:
Queen’s Gambit Holdings LLC (2) (3)	8,625,000	20.0	8,625,000	5.5%	8,625,000	6.6%	8,625,000	6.8%
Directors and Executive Officers of SPAC: (4)
Victoria Grace (2) (3)	8,625,000	20.0	8,625,000	5.5%	8,625,000	6.6%	8,625,000	6.8%
Anastasia Nyrkovskaya	—	—	—	—	—	—	—	—
Jennifer Barbetta	—	—	—	—	—	—	—	—
Cheryl Martin, Ph. D.	—	—	—	—	—	—	—	—
Jill Putman	—	—	—	—	—	—	—	—
Jeannine Sargent	—	—	—	—	—	—	—	—
Lone Fønss Schrøder	—	—	—	—	—	—	—	—
Elizabeth K. Weymouth	—	—	—	—	—	—	—	—
All Directors and Executive Officers of SPAC as a Group (Eight Individuals)	8,625,000	20.0	8,625,000	5.5%	8,625,000	6.6%	8,625,000	6.8%
Five Percent Holders of Holdings After Consummation of Business Combination:
Queen’s Gambit Holdings LLC (2) (3)	8,625,000	20.0	8,625,000	5.5%	8,625,000	6.6%	8,625,000	6.8%
Memphis Equity Ltd. (5)	—	—	17,919,026	11.3%	17,919,026	13.8%	17,919,026	14.1%
VNV (Cyprus) Limited (6)	—	—	14,404,050	9.1%	14,404,050	11.1%	14,404,050	11.3%

			After the Business Combination
	Prior to the Business Combination		Assuming no redemptions		Assuming redemptions to the Minimum Cash Condition		Assuming maximum redemptions
Beneficial Owner	SPAC Ordinary Shares (1)	% of SPAC Ordinary Shares	Holdings Common Shares A	% of Holdings Common Shares A	Holdings Common Shares A	% of Holdings Common Shares A	Holdings Common Shares A	% of Holdings Common Shares A
DiGame Africa (7)	—	—	10,303,035	6.5%	10,303,035	7.9%	10,303,035	8.1%
Directors and Executive Officers of Holdings After Consummation of Business Combination: (8)
Mostafa Kandil	—	—	8,400,044	5.3%	8,400,044	6.5%	8,400,044	6.6%
Youssef Salem	—	—	*	*	*	*	*	*
Dany Farha (9)	—	—	17,919,026	11.3%	17,919,026	13.8%	17,919,026	14.1%
W. Steve Albrecht	—	—	—	—	—	—	—	—
Esther Dyson	—	—	*	*	*	*	*	*
Victoria Grace (2) (3)	8,625,000	20.0	8,625,000	5.5%	8,625,000	6.6%	8,625,000	6.8%
Ahmed Sabbah	—	—	7,564,881	4.8%	7,564,881	5.8%	7,564,881	5.9%
Lone Fønss Schrøder	—	—	—	—	—	—	—	—
Bjorn von Sivers	—	—	—	—	—	—	—	—

All Directors and Executive Officers of Holdings as a Group (Nine Individuals)	8,625,000	20.0	43,248,797	27.4%	43,248,797	33.3%	43,248,797	34.0%

*	Less than one percent.
(1)	Interests shown consist solely of SPAC Class B Ordinary Shares.
(2)	Queen’s Gambit Holdings LLC is the record holder of the shares reported herein. Victoria Grace is the managing member of Queen’s Gambit Holdings LLC.
(3)

In addition, assuming (i) 15,000,000 Holdings Common Shares A are issued pursuant to the earnout provisions of the Business Combination Agreement and (ii) all outstanding 11,500,000 SPAC Warrants and 5,933,333 SPAC Private Placement Warrants were exercised for cash following completion of the Business Combination, the following sets forth Queen’s Gambit Holdings LLC’s beneficial ownership:

			After the Business Combination
	Prior to the Business Combination		Assuming no redemptions		Assuming redemptions to the Minimum Cash Condition		Assuming maximum redemptions
Beneficial Owner	Shares	%	Shares	%	Shares	%	Shares	%
Queen’s Gambit Holdings LLC	8,625,000	20.0	14,558,333	7.6	14,558,333	9.0	14,558,333	9.1

(4)	The business address for each director and executive officer of SPAC is 55 Hudson Yards, 44th Floor, New York, NY 10001.
(5)

Investment and voting decisions for securities held by Memphis Equity Ltd. are made by the investment committee of Memphis Equity Ltd., which, Swvl has been informed by Memphis Equity Ltd., consists of Dany Farha and Yousef Hammad.

(6)	Investment and voting decisions for securities held by VNV (Cyprus) Limited are made by a majority of the members of the board of directors of VNV (Cyprus) Limited, which Swvl has been informed by VNV

(Cyprus) Limited, is comprised of Boris Sinegubko, Eleni Chrysostomides, Georgia Chrysostomides and Chrystalla Dekatris.
(7)

Investment and voting decisions for securities held by DiGame Africa are made by a majority of the members of the board of directors of DiGame Investment Company, which Swvl has been informed by DiGame Africa, is comprised of Samer Salty, Shane Tedjarati, Esther Dyson, Samir Mikati and Samir Hammami.

(8)	The business address for each director and executive officer of Holdings is The Offices 4, One Central, Dubai World Trade Centre, Dubai, UAE.
(9)

Consists of 17,919,026 Holdings Common Shares A to be held by Memphis Equity Ltd. following the consummation of the Business Combination and deemed beneficially owned by Mr. Farha as a result of his membership on the investment committee of Memphis Equity Ltd.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

SPAC Related Party Transactions

SPAC Class B Ordinary Shares

On December 9, 2020, the Sponsor paid an aggregate of $25,000 for certain expenses on behalf of SPAC in exchange for issuance of 6,468,750 SPAC Class B Ordinary Shares. On January 13, 2020 and January 19, 2020, SPAC effected a share capitalization of 1,437,500 and 718,750 SPAC Class B Ordinary Shares, respectively, resulting in an aggregate of 8,625,000 SPAC Class B Ordinary Shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization. The holders of the SPAC Class B Ordinary Shares agreed to forfeit up to an aggregate of 1,125,000 SPAC Class B Ordinary Shares, on a pro rata basis, to the extent that the option to purchase additional units was not exercised in full by the underwriters, so that the SPAC Class B Ordinary Shares would represent 20% of SPAC’s issued and outstanding shares after the Initial Public Offering. The over-allotment option was exercised in full on January 22, 2021; thus, these shares are no longer subject to forfeiture.

The holders of the SPAC Class B Ordinary Shares have agreed, subject to limited exceptions, not to transfer, assign or sell any of their SPAC Class B Ordinary Shares until the earlier to occur of: (a) one year after the completion of the Initial Business Combination and (b) subsequent to the Initial Business Combination, if (i) the last reported sale price of SPAC’s Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the consummation of the Initial Business Combination, or (ii) the date on which SPAC completes a liquidation, merger, share exchange or other similar transaction that results in all of SPAC’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

SPAC Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, SPAC completed the Private Placement of 5,933,333 Private Placement warrants at a price of $1.50 per SPAC Private Placement Warrant in the Private Placement to the Sponsor, generating gross proceeds to SPAC of $8.9 million.

Each SPAC Private Placement Warrant is exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share. A portion of the proceeds from the sale of the SPAC Private Placement Warrants was added to the proceeds from the Initial Public Offering to be held in the Trust Account. If SPAC does not complete an Initial Business Combination within the Combination Period, the SPAC Private Placement Warrants will expire and be worthless.

The SPAC Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and SPAC’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their SPAC Private Placement Warrants until 30 days after the completion of the Initial Business Combination.

Administrative Support Agreement

Pursuant to the Administrative Support Agreement between SPAC and the Sponsor, dated January 19, 2021, SPAC agreed to pay the Sponsor a total of $10,000 per month for office space, utilities, secretarial support and administrative services. Upon completion of the Initial Business Combination or SPAC’s liquidation, the agreement will terminate. On June 21, 2021, SPAC entered into an amended letter agreement (the “Amended Administrative Support Agreement”) with the Sponsor to confirm the agreement of SPAC and the Sponsor that, to the extent requested by SPAC, the Sponsor shall make available to SPAC certain office space, utilities and secretarial and administrative support as may be reasonably required by SPAC, and, upon the Sponsor’s request and provision of documentation evidencing the reasonable amounts incurred to provide such office space or support, SPAC shall reimburse the Sponsor for such amounts in cash, provided that such reimbursement shall not exceed $240,000 in the aggregate. As of June 30, 2021, SPAC has paid an aggregate of $0 for administrative support.

Related Party Loans and Advances

On December 9, 2020, the Sponsor agreed to loan SPAC up to $300,000 to be used for the payment of costs related to the Initial Public Offering pursuant to the Note. The Note was non-interest bearing, unsecured and due upon the closing of the Initial Public Offering. SPAC borrowed approximately $91,000 under the Note and repaid the Note in full on January 28, 2021.

In addition, in order to finance transaction costs in connection with an Initial Business Combination, the Sponsor and certain of SPAC’s officers and directors or any of their respective affiliates may, but are not obligated to, provide SPAC Working Capital Loans. If SPAC completes an Initial Business Combination, SPAC would repay the Working Capital Loans out of the proceeds of the Trust Account released to SPAC. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that an Initial Business Combination is not completed within the Combination Period, SPAC may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of an Initial Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post-combination company at a price of $1.50 per warrant. The warrants would be identical to the SPAC Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of June 30, 2021, SPAC had no borrowings under the Working Capital Loans.

Registration Rights

In connection with the execution of the Business Combination Agreement, on July 28, 2021, Swvl, SPAC, Holdings, Sponsor and certain security holders of Swvl (“Reg Rights Holders”) entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, within 20 business days after the consummation of the Company Merger, Holdings is required to (a) file with the SEC a registration statement (the “Resale Registration Statement”) registering the resale of certain securities of Holdings held by the Reg Rights Holders and (b) use its reasonable best efforts to cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof. Under the Registration Rights Agreement, the Reg Rights Holders may demand up to (i) three underwritten offerings and (ii) within any 12-month period, two block trades or “at-the-market” or similar registered offerings of their Registrable Securities through a broker or agent. The Reg Rights Holders will also be entitled to customary piggyback registration rights.

Sponsor Agreement

In connection with the execution of the Business Combination Agreement, on July 28, 2021, the Sponsor entered into the Sponsor Agreement with SPAC and Swvl, pursuant to which, among other things, the Sponsor agreed to (i) waive the anti-dilution rights set forth in the SPAC Articles with respect to SPAC Class B Ordinary Shares held by it, (ii) vote all the SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares held by it in favor of the adoption and approval of the Business Combination Agreement and the Business Combination, and, subject to certain other exceptions, (iii) not transfer the Holdings Common Shares A or Holdings Warrants (or Holdings Common Shares A underlying such warrants) until the earlier of (a) one year after the Closing or (b) (x) the first date on which the last sale price of the Holdings Common Shares A equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing (y) the date on which Holdings completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Holdings’ shareholders having the right to exchange their Holdings Common Shares A for cash, securities or other property subsequent to the Closing and (z) in the case of the Holdings Warrants (or Holdings Common Shares A underlying such warrants), until 30 days after the Closing.

SPAC Shareholder Support Agreements

In connection with the execution of the Business Combination Agreement, on July 28, 2021, the Key SPAC Shareholders delivered to Swvl the SPAC Shareholder Support Agreements, pursuant to which, among other things, such shareholders have agreed to vote any SPAC Class A Ordinary Shares held by them at the time of signing the SPAC Shareholder Support Agreements in favor of the adoption and approval of the Business Combination Agreement and the Transactions and not to redeem such SPAC shares. The Key SPAC Shareholders have not and will not receive any compensation in return for their agreement to vote in favor of the Business Combination Agreement and the Transactions and not to redeem such SPAC shares.

PIPE Financing

In connection with the PIPE Financing, on July 28, 2021, the Concordium Foundation, a Swiss Foundation (Stiftung) and affiliate of Concordium AG, executed an Initial PIPE Subscription Agreement agreeing to purchase 2,500 Holdings Common Shares A for $10.00 per share for an aggregate purchase price of $25,000. Lone Fønss Schrøder, member of the SPAC Board and director nominee of the Holdings Board, currently serves as the Chief Executive Officer of Concordium AG but has no ownership interest in nor control over the Concordium Foundation.

Swvl

Salem Employment Agreement

On May 30, 2021, Swvl Global FZE entered into an employment agreement with Youssef Salem, pursuant to which, Mr. Salem serves as the chief financial officer of Swvl Global FZE, effective on or about September 1, 2021. Mr. Salem’s employment agreement provides for, among other things, an unlimited term, annual base salary of AED1,020,000 per year, eligibility for grant of Swvl Options, relocation allowance and eligibility for end of service gratuity payment in connection with a termination other than for cause. Mr. Salem is subject to non-competition and non-solicitation covenants during his employment and for a period of one-year following termination of employment and confidentiality covenants during and following termination of his employment.

Kandil Employment Agreement

On July 28, 2021, Holdings and Swvl Global FZE entered into an employment agreement with Mostafa Kandil, pursuant to which, commencing upon the Company Merger Effective Time, Mr. Kandil will serve as Holdings’ Chairman and Chief Executive Officer and Swvl Global FZE’s manager. Mr. Kandil’s employment agreement provides for, among other things, an annual base salary of $650,000 per year, an annual performance-based cash bonus in a targeted amount equal to 100% of his annual base salary, an initial grant of options to purchase Holdings Common Shares A with respect to Holdings Common Shares A with an aggregate financial accounting grant date fair value equal to $650,000 and a grant of restricted stock units with an aggregate value of $1,600,000 based on the closing price of Holdings Common Shares A on the grant date.

Mr. Kandil’s employment agreement further provides that if Mr. Kandil’s employment is terminated by the Company other than for cause, death or disability or, by Mr. Kandil for good reason (each as defined in Mr. Kandil’s employment agreement), subject to Mr. Kandil’s execution and non-revocation of a release of claims, Mr. Kandil will be entitled to receive (i) one times (and in the case of such qualifying termination within two years following a change in control, two times) the sum of his annual base salary and his annual bonus earned in respect of the fiscal year ending immediately prior to the effective termination date, (ii) payment of a pro rata portion of his annual bonus in respect of the fiscal year in which such termination or resignation occurs, (iii) payment of any unpaid annual bonus earned for the year prior to the year of termination or resignation and (iv) full acceleration of the equity awards granted to him on connection with the commencement of his employment as summarized in the paragraph immediately above.

Mr. Kandil is subject to non-competition and non-solicitation covenants during his employment and for a period of one-year following termination of employment and non-disparagement and confidentiality covenants during and following termination of his employment.

Grant of Stock Options to Executive Officers

On July 8, 2019, Swvl granted Mostafa Kandil 552 Swvl Options with an exercise price of $0 per share. On September 1, 2021, Swvl granted Mr. Salem 250 Swvl Options with an exercise price of $1 per share. The Swvl Options underlying such grants are subject to the terms of the 2019 Plan as discussed in the section entitled “Executive Compensation—2019 Share Option Plan.”

Partnership with Concordium

On August 11, 2021, Swvl and Concordium AG announced a strategic partnership to use blockchain technologies to develop mass transit solutions. Lone Fønss Schrøder, member of the SPAC Board and director nominee of the Holdings Board, currently serves as the Chief Executive Officer of Concordium AG.

LEGAL MATTERS

The validity of Holdings Units and Holdings Common Shares and certain matters related to the assumption of the SPAC Warrants by Holdings shall be passed on by Maples, as counsel to Swvl with respect to certain legal matters as to Cayman and BVI law. The validity of Holdings Warrants under New York law shall be passed on by Cravath, Swaine & Moore LLP, as counsel to Swvl with respect to certain legal matters as to United States federal securities and New York State law. Vinson & Elkins L.L.P., as tax counsel for SPAC, has passed upon certain U.S. federal income tax consequences of the Business Combination for SPAC. Walkers has passed upon certain Cayman and BVI tax matters for SPAC.

EXPERTS

The consolidated financial statements of Swvl at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, included in this proxy statement/prospectus, have been audited by Grant Thornton Audit and Accounting Limited (Dubai Branch), an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

The financial statements of SPAC as of December 31, 2020, and for the period from December 9, 2020 (inception) through December 31, 2020, appearing in this proxy statement/prospectus on Form F-4 have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as stated in their report thereon and included in this proxy statement/prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

HOUSEHOLDING INFORMATION

Unless SPAC has received contrary instructions, SPAC may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if it believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce SPAC’s expenses. However, if shareholders prefer to receive multiple sets of SPAC’s disclosure documents at the same address this year, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of SPAC’s disclosure documents, the shareholders should follow these instructions:

•

if the shares are registered in the name of the shareholder, the shareholder should contact SPAC at its offices at 55 Hudson Yards, 44th Floor, New York, NY 10001 or its telephone number at (917) 907-4618 or send an email to info@queensgambitspac.com to inform SPAC of his or her request; or

•	if a bank, broker, or other nominee holds the shares, the shareholder should contact the bank, broker, or other nominee directly.

FUTURE SHAREHOLDER MEETINGS

If the Business Combination is consummated, you will be entitled to attend and participate in Holdings’ annual meetings of shareholders. If Holdings holds a 2022 annual meeting of shareholders, it shall provide notice of or otherwise publicly disclose the date on which the 2022 annual meeting shall be held. As a foreign private issuer, Holdings will not be subject to the SEC’s proxy rules.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

Holdings is a British Virgin Islands company and substantially all of its assets and operations are located outside of the U.S. In addition, certain of Holdings’ directors and officers reside outside the U.S. As a result, it may be difficult for you to effect service of process within the U.S. or elsewhere upon these persons. It may also be difficult for you to enforce in the jurisdictions in which Swvl operates or British Virgin Islands courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against Holdings and its officers and directors, certain of whom are not residents in the U.S. and the substantial majority of whose assets are located outside of the U.S. It may be difficult or impossible for you to bring an action against Holdings in the British Virgin Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or jurisdictions in which Swvl operates would recognize or enforce judgments of U.S. courts against Holdings or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state and it is uncertain whether such British Virgin Islands or courts in jurisdictions in which Swvl operates would hear original actions brought in the British Virgin Islands or jurisdictions in which Swvl operates against Holdings or such persons predicated upon the securities laws of the U.S. or any state.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Holdings has filed a Registration Statement on Form F-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is part of that Registration Statement on Form F-4. As a foreign private issuer, after the consummation of the Business Combination, Holdings shall be required to file its annual report on Form 20-F with the SEC no later than four months following its fiscal year end.

SPAC files reports, proxy statements, and other information with the SEC as required by the Exchange Act. You can read SPAC’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

Swvl does not file any reports, proxy statements or other information with the SEC.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the SPAC Shareholders’ Meeting, you should contact SPAC’s proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Telephone: (800) 662-5200

(bank and brokers call collect at (203) 658-9400)

Email: GMBT.info@investor.morrowsodali.com

If you are a SPAC shareholder and would like to request documents, please do so by March 23, 2022, in order to receive them before the SPAC Shareholders’ Meeting. If you request any documents from SPAC, SPAC will mail them to you by first class mail, or another equally prompt means.

All information included in this proxy statement/prospectus relating to SPAC has been supplied by SPAC, and all such information relating to Swvl has been supplied by Swvl. Information provided by either SPAC or Swvl does not constitute any representation, estimate, or projection of any other party.

None of SPAC, Swvl or Holdings has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that included in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information included in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX OF FINANCIAL STATEMENTS

Queen’s Gambit Growth Capital

Unaudited Condensed Consolidated Financial statements

For the three and nine month period ended September 30, 2021

Page(s)
Condensed Consolidated Balance Sheets as of September 30, 2021 (Unaudited) and December 31, 2020	F-2
Unaudited Condensed Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2021	F-3
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the Three and Nine Months Ended September 30, 2021	F-4
Unaudited Condensed Consolidated Statement of Cash Flows for the Nine Months Ended September 30, 2021	F-5
Notes to Unaudited Consolidated Condensed Interim Financial Statements	F-6 – F-25

Audited Financial statements

For the year ended December 31, 2020

Swvl Inc. and its subsidiaries

Unaudited condensed interim consolidated financial statements

For the six-month period ended June 30, 2021

Page(s)
Condensed interim consolidated statement of financial position	F-41
Condensed interim consolidated statement of comprehensive income	F-42
Condensed interim consolidated statement of changes in equity	F-43
Condensed interim consolidated statement of cash flows	F-44
Notes to the condensed interim consolidated financial statements	F-45

Consolidated financial statements

For the years ended 31 December 2020 and 2019

QUEEN’S GAMBIT GROWTH CAPITAL

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2021	December 31, 2020
Assets	(Unaudited)
Current assets:
Cash	$1,392,419	$—
Due from related party	21,527	—
Prepaid expenses	665,971	—

Total current assets	2,079,917	—
Deferred offering costs	—	280,543
Investments held in Trust Account	345,083,423	—

Total Assets	$347,163,340	$280,543

Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Equity (Deficit):
Current liabilities:
Accounts payable	$148,178	$10,000
Accrued expenses	5,733,765	189,513
Note payable - related party	—	67,543

Total current liabilities	5,881,943	267,056
Deferred underwriting commissions	9,996,000	—
Derivative warrant liabilities	26,343,040	—

Total liabilities	42,220,983	267,056

Commitments and Contingencies
Class A ordinary shares, $0.0001 par value; 0 shares subject to possible redemption at $10.00 per share	345,000,000	—

Shareholders’ Equity (Deficit):
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding as of September 30, 2021 and December 31, 2020	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; no non-redeemable shares issued and outstanding	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 8,625,000 shares issued and outstanding as of September 30, 2021, and December 31, 2020	863	863
Additional paid-in capital	—	24,137
Accumulated deficit	(40,058,506)	(11,513)

Total shareholders’ equity (deficit)	(40,057,643)	13,487

Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Equity (Deficit)	$347,163,340	$280,543

See accompanying notes to unaudited condensed consolidated financial statements.

QUEEN’S GAMBIT GROWTH CAPITAL

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended September 30, 2021	For the Nine Months Ended September 30, 2021
General and administrative expenses	$4,922,676	$6,540,622

Loss from operations	(4,922,676)	(6,540,622)
Other income (expenses):
Change in fair value of derivative warrant liabilities	3,315,760	(1,386,040)
Financing costs - derivative warrant liabilities	—	(488,173)
Loss on issuance of private placement warrants	—	(6,052,000)
Interest income	39	101
Income from investments held in the Trust Account	9,793	83,423

Net loss	$(1,597,084)	$(14,383,311)

Weighted average shares outstanding Class A ordinary shares, basic and diluted	34,500,000	31,846,154

Basic and diluted net loss per ordinary share, Class A ordinary shares	$(0.04)	$(0.36)

Weighted average shares outstanding Class B ordinary shares, basic and diluted	8,625,000	8,538,462

Basic and diluted net loss per ordinary share, Class B ordinary shares	$(0.04)	$(0.36)

See accompanying notes to unaudited condensed consolidated financial statements.

QUEEN’S GAMBIT GROWTH CAPITAL

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance - December 31, 2020	—	$—	8,625,000	$863	$24,137	$(11,513)	$13,487
Accretion of Class A ordinary shares subject to possible redemption amount	—	—	—	—	(24,137)	(25,663,682)	(25,687,819)
Net loss (as restated, see Note 2)	—	—	—	—	—	(11,024,227)	(11,024,227)

Balance - March 31, 2021 (unaudited)	—	—	8,625,000	863	—	(36,699,422)	(36,698,559)
Net loss (as restated, see Note 2)	—	—	—	—	—	(1,762,000)	(1,762,000)

Balance - June 30, 2021 (unaudited)	—	—	8,625,000	863	—	(38,461,422)	(38,460,559)
Net loss (as restated, see Note 2)	—	—	—	—	—	(1,597,084)	(1,597,084)

Balance - September 30, 2021 (unaudited)	—	$—	8,625,000	$863	$—	$(40,058,506)	$(40,057,643)

See accompanying notes to unaudited condensed consolidated financial statements.

QUEEN’S GAMBIT GROWTH CAPITAL

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

Cash Flows from Operating Activities:
Net loss	$(14,383,311)
Adjustments to reconcile net loss to net cash used in operating activities:
General and administrative expenses paid by related party under note payable	208
Change in the fair value of derivative liabilities	1,386,040
Loss on issuance of private placement warrants	6,052,000
Due from related party	(21,527)
Income from investments held in the Trust Account	(83,423)
Financing cost - derivative warrant liabilities	488,173
Changes in operating assets and liabilities:
Prepaid expenses	(665,971)
Accounts payable	148,178
Accrued expenses	5,652,252

Net cash used in operating activities	$(1,427,381)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	(345,000,000)

Net cash used in investing activities	$(345,000,000)

Cash Flows from Financing Activities:
Repayment of note payable to related party	(90,786)
Proceeds received from initial public offering, gross	345,000,000
Proceeds received from private placement	8,900,000
Offering costs paid	(5,989,414)

Net cash provided by financing activities	$347,819,800

Net change in cash	1,392,419
Cash - beginning of the period	—

Cash - end of the period	$1,392,419

Supplemental disclosure of non-cash investing and financing activities:
Offering costs included in accrued expenses	$70,000
Offering costs paid by related party under promissory note	$23,034
Deferred underwriting commissions	$9,996,000

See accompanying notes to unaudited condensed consolidated financial statements.

QUEEN’S GAMBIT GROWTH CAPITAL

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Organization and Business Operations

Queen’s Gambit Growth Capital (the “Company” or “SPAC”) was incorporated as a Cayman Islands exempted company on December 9, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of September 30, 2021, the Company had not commenced any operations. All activity for the period from December 9, 2020 (inception) through September 30, 2021 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), as described below, and since the Initial Public Offering, the search for an initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest.

The Company’s sponsor is Queen’s Gambit Holdings LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on January 19, 2021. On January 22, 2021, the Company consummated its Initial Public Offering of 34,500,000 units (the “Units” and, with respect to the Class A ordinary shares, the “Class A ordinary shares”) included in the Units being offered, (the “Public Shares”), including 4,500,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $345.0 million, and incurring offering costs of approximately $16.2 million, of which approximately $10.0 million was for deferred underwriting commissions (Note 5).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (the “Private Placement”) of 5,933,333 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant with the Sponsor, generating gross proceeds of $8.9 million (Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, $345.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (the “Trust Account”), located in the United States, with Continental Stock Transfer & Trust Company acting as trustee, and were invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act that invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

QUEEN’S GAMBIT GROWTH CAPITAL

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company will provide the holders of its Public Shares (the “Public Shareholders”), with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion.

The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares are classified as temporary equity on the condensed consolidated balance sheets in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 and the approval of an ordinary resolution. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the Initial Shareholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. Subsequent to the consummation of the Initial Public Offering, the Company will adopt an insider trading policy which will require insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public information and (ii) to clear all trades with the Company’s legal counsel prior to execution. In addition, the Initial Shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

Notwithstanding the foregoing, the Amended and Restated Memorandum and Articles of Association provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, officers and directors (the “Initial Shareholders”) agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) that would modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within 24 months from the closing of the Initial Public Offering, or January 22, 2023, (the “Combination Period”) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

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If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject, in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

The Initial Shareholders agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders or members of the Company’s management team acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Proposed Business Combination

On July 28, 2021, SPAC, Swvl Inc., a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (“Swvl”), Pivotal Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned subsidiary of Swvl (“Holdings”), Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability and wholly owned subsidiary of Holdings (“Cayman Merger Sub”), and Pivotal Merger Sub Company II Limited, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned subsidiary of SPAC (“BVI Merger Sub”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, among other things, (a) in accordance with the Cayman Islands Companies Act (As Revised) (the “Cayman Companies Act”), SPAC will merge with and into Cayman Merger Sub (the “SPAC Merger”), with Cayman Merger Sub surviving the SPAC

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Merger (Cayman Merger Sub, in its capacity as the surviving company of the SPAC Merger, is sometimes referred to herein as, and from and after the SPAC Merger shall mean, the “SPAC Surviving Company”) and becoming the sole owner of all of the issued and outstanding shares of $1.00 par value per share of BVI Merger Sub (each, a “BVI Merger Sub Common Share”), (b) concurrently with the consummation of the SPAC Merger, and subject to the BVI Business Companies Act, 2004 (as amended, the “BVI Companies Act”), Holdings will redeem each Class A ordinary share, par value $0.0001, of Holdings (each, a “Holdings Common Share A”) and each Class B ordinary share, par value $0.0001, of Holdings (each, a “Holdings Common Share B”) issued and outstanding immediately prior to the SPAC Merger for par value (the “Holdings Redemption”), (c) following the SPAC Merger and subject to the Cayman Companies Act and the BVI Companies Act, the SPAC Surviving Company will distribute all of the issued and outstanding BVI Merger Sub Common Shares to Holdings (the “BVI Merger Sub Distribution”), (d) following the BVI Merger Sub Distribution, in accordance with the BVI Companies Act, BVI Merger Sub will merge with and into Swvl (the “Swvl Merger”, and together with the SPAC Merger, the “Mergers”), with Swvl surviving the Swvl Merger as a wholly owned subsidiary of Holdings (Swvl, in its capacity as the surviving company of the Swvl Merger, is sometimes referred to herein as, and from and after the Swvl Merger shall mean, the “Surviving Subsidiary Company”). The transactions contemplated in the Business Combination Agreement, together with the other transactions related thereto, are referred to herein as the “Proposed Transaction.” References herein to “SPAC” shall refer to Queen’s Gambit Growth Capital for all periods prior to completion of the SPAC Merger and to the SPAC Surviving Company for all periods after completion of the SPAC Merger.

At the effective time of the SPAC Merger (the “SPAC Merger Effective Time”)

a)	by virtue of the SPAC Merger and without any action on the part of SPAC, Cayman Merger Sub, BVI Merger Sub, the Company, Holdings or the holders of any of the following securities:

i.

each ordinary share of Cayman Merger Sub, par value $1.00 per share, issued and outstanding immediately prior to the SPAC Merger Effective Time will be automatically converted into one share of the SPAC Surviving Company, which will constitute the only outstanding shares of the SPAC Surviving Company;

ii.

each Class A ordinary share of SPAC issued and outstanding immediately prior to the SPAC Merger Effective Time will be automatically cancelled, extinguished and converted into the right to receive one Holdings Common Share A; and

iii.	each Class B ordinary share of SPAC, will be automatically cancelled, extinguished and converted into the right to receive one Holdings Common Share B;

b)

each fraction of or whole warrant to purchase SPAC Class A Ordinary Shares (each, a “SPAC Warrant”) issued, outstanding and unexercised immediately prior to the SPAC Merger Effective Time will be automatically assumed and converted into a fraction or whole warrant, as the case may be, to acquire (in the case of a whole warrant) one Holdings Common Share A, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former warrants of SPAC (each such resulting warrant, a “Holdings Warrant”); and

c)

without duplication of the foregoing, each unit of SPAC, comprised of one SPAC Class A Ordinary Share and one-third of one SPAC Warrant, existing and outstanding immediately prior to the SPAC Merger Effective Time will be automatically cancelled, extinguished and converted into one unit of Holdings, comprised of one Holdings Common Share A and one-third of one Holdings Warrant.

PIPE Subscription Agreements

In connection with the execution of the Business Combination Agreement, SPAC, Holdings and, in some cases, the Company entered into subscription agreements (collectively, the “PIPE Subscription Agreements”)

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

with a number of investors (collectively, the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase, and Holdings agreed to sell to the PIPE Investors, an aggregate of up to 10 million newly issued Holdings Common Shares A for a purchase price of $10.00 per share (the “Acquired Shares”) in a private placement (the “Private Placement”) for an aggregate purchase price of $100 million (the “PIPE Subscription Amount”).

The closing of the sale of the Acquired Shares pursuant to the PIPE Subscription Agreements will take place substantially concurrently with the Closing and is contingent upon, among other customary closing conditions, the subsequent consummation of the Proposed Transactions.

Notwithstanding the foregoing, certain of the PIPE Investors have preliminarily agreed to pre-fund the Company with up to $35 million of the aggregate PIPE Subscription Amount by purchasing exchangeable notes from the Company prior to the Closing (the “Company Exchangeable Notes”). Pursuant to the terms of the PIPE Subscription Agreements entered into with such PIPE Investors, such PIPE Investors, Holdings and the Company are required to cooperate in good faith to negotiate and execute definitive documentation in respect of such Company Exchangeable Notes within ten business days following the date of the PIPE Subscription Agreements. Upon the issuance of a Company Exchangeable Note to any such PIPE Investor, the PIPE Subscription Amount of such PIPE Investor shall be reduced by the purchase price of such Company Exchangeable Note. At the Closing, each Company Exchangeable Note will be automatically exchanged into Holdings Common Shares A at an exchange price of $8.50 per share. The issuance of the Company Exchangeable Notes will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

The Proposed Transaction is subject to customary closing conditions and is further described in the Company’s Current Report on Form 8-K filed with the SEC on July 28, 2021. The Business Combination Agreement, the form of PIPE Subscription Agreement, and other related agreements are included with the Current Report on Form 8-K filing and the 8-K filed with the SEC on November 15, 2021. See Note 10.

Liquidity and Capital Resources

As of September 30, 2021, the Company had approximately $1.4 million in its operating bank account and working capital deficit of approximately $3.8 million.

The Company’s liquidity needs to date have been satisfied through a payment of $25,000 by the Sponsor to cover certain offering expenses on behalf of the Company in exchange for the issuance of the Founder Shares, a loan of approximately $91,000 in total prior to the Initial Public Offering from the Sponsor pursuant to the Note (see Note 4), and subsequent to the Initial Public Offering, the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account. The Company repaid the Note in full on January 28, 2021. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 4). As of September 30, 2021 and December 31, 2020, there were no amounts outstanding under any Working Capital Loan.

Management has determined that the Company has access to funds from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2—Summary of Significant Accounting Policies and Basis of Presentation

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three and nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected through December 31, 2021 or any future periods.

The condensed consolidated financial statements of the Company include its wholly owned subsidiary in connection with the planned merger. All intercompany accounts and transactions are eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the final prospectus and the Annual Report on Form 10-K for the year ended December 31, 2020, filed by the Company with the SEC on January 21, 2021 and March 29, 2021, respectively.

Restatement of Previously Reported Financial Statements

In preparation of the Company’s unaudited condensed consolidated financial statements as of and for the quarterly period ended September 30, 2021, the Company concluded it should restate its financial statements to classify all Class A ordinary shares subject to possible redemption in temporary equity. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, ASC 480, paragraph 10-S99, redemption provisions not solely within the control of the Company require Class A ordinary shares subject to redemption to be classified outside of permanent equity. The Company had previously classified a portion of its Class A ordinary shares in permanent equity, or total shareholders’ equity. Although the Company did not specify a maximum redemption threshold, its Amended and Restated Memorandum and Articles of Association currently provides that, the Company will not redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. Previously, the Company did not consider redeemable stock classified as temporary equity as part of net tangible assets. Effective with these financial statements, the Company revised this interpretation to include temporary equity in net tangible assets. Accordingly, effective with this filing, the Company presents all of its redeemable Class A ordinary shares as temporary equity and recognized accretion from the initial book value to redemption value at the time of its Initial Public Offering and in accordance with ASC 480.

In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company evaluated the corrections and has determined that the related impact was material to the previously filed financial statements that contained the error, reported in the Company’s Form 8-K filed with the SEC on January 22, 2021, and the Company’s Form 10-Qs for the quarterly periods ended March 31, 2021, and June 30, 2021 (the “Affected Quarterly Periods”). Therefore, the Company, in consultation with its Audit Committee, concluded that the IPO Balance Sheet and the Affected Quarterly Periods should be restated to present all Class A ordinary shares subject to possible redemption as temporary equity and to recognize accretion from the initial book value to redemption value at the time of its Initial Public Offering. As such, the Company is reporting these restatements to those periods in this Quarterly Report on Form 10-Q/A.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Impact of the Restatement

The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported IPO Balance Sheet as of January 22, 2021:

As of January 22, 2021	As Revised	Adjustment	As Restated	% Change
Class A ordinary shares subject to possible redemption	307,772,320	37,227,680	345,000,000	12.1%
Class A ordinary shares	372	(372)	—	-100.0%
Additional paid-in capital	11,577,321	(11,577,321)	—	-100.0%
Accumulated deficit	(6,578,554)	(25,649,987)	(32,228,541)	389.9%
Total shareholders’ equity (deficit)	$5,000,002	$(37,227,680)	$(32,227,678)	-744.6%

The impact of the restatement on the financial statements for the Affected Quarterly Periods is presented below. There is no impact to the reported amounts for total assets, total liabilities, cash flows, and net income (loss).

The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported balance sheet as of March 31, 2021:

As of March 31, 2021	As Reported	Adjustment	As Restated	% Change
Class A ordinary shares subject to possible redemption	303,301,430	41,698,570	345,000,000	13.7%
Class A ordinary shares	417	(417)	—	-100.0%
Additional paid-in capital	16,034,470	(16,034,470)	—	-100.0%
Accumulated deficit	(11,035,739)	(25,663,683)	(36,699,422)	232.6%
Total shareholders’ equity (deficit)	$5,000,011	$(41,698,570)	$(36,698,559)	-834.0%

The Company’s statement of shareholders’ equity has been restated to reflect the changes to the impacted shareholders’ equity accounts described above.

The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported statement of cash flows for the three months ended March 31, 2021:

Form 10-Q (March 31, 2021) - For the three months ended March 31, 2021
	As Reported	Adjustment	As Restated
Initial value of Class A ordinary shares subject to possible redemption	$307,772,320	$(307,772,320)	$—
Change in value of Class A ordinary shares subject to possible redemption	$(4,470,890)	$4,470,890	$—

The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported balance sheet as of June 30, 2021:

As of June 30, 2021	As Reported	Adjustment	As Restated	% Change
Class A ordinary shares subject to possible redemption	301,539,440	43,460,560	345,000,000	14.4%
Class A ordinary shares	435	(435)	—	-100.0%
Additional paid-in capital	17,796,443	(17,796,443)	—	-100.0%
Retained earnings (accumulated deficit)	(12,797,740)	(25,663,682)	(38,461,422)	200.5%
Total shareholders’ equity (deficit)	$5,000,001	$(43,460,560)	$(38,460,559)	-869.2%
Total Liabilities, Class A ordinary shares Subject to Possible Redemption and shareholders’ Equity (Deficit)	$347,435,972	$—	$347,435,972

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company’s statement of shareholders’ equity has been restated to reflect the changes to the impacted shareholders’ equity accounts described above.

The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported statement of cash flows for the six months ended June 30, 2021:

Form 10-Q (June 30, 2021) - Six months ended June 30, 2021
	As Reported	Adjustment	As Restated
Initial value of Class A ordinary shares subject to possible redemption	$307,772,320	$(307,772,320)	$—
Change in value of Class A ordinary shares subject to possible redemption	$(4,470,890)	$4,470,890	$—

In connection with the change in presentation for the Class A ordinary shares subject to possible redemption, the Company has revised its earnings per share calculation to allocate income and losses shared pro rata between the two classes of shares. This presentation contemplates a Business Combination as the most likely outcome, in which case, both classes of shares participate pro rata in the income and losses of the Company. The impact to the reported amounts of weighted average shares outstanding and basic and diluted earnings per ordinary share is presented below for the Affected Quarterly Periods:

	Earnings Per Share for Class A ordinary shares
	As Reported	Adjustment	As Restated
Form 10-Q (March 31, 2021) - For the three months ended March 31, 2021
Net loss	$(11,024,227)	$—	$(11,024,227)
Weighted average shares outstanding	34,500,000	(8,050,000)	26,450,000
Basic and diluted earnings per share	$0.00	$(0.32)	$(0.32)
Form 10-Q (June 30, 2021) - Three months ended June 30, 2021
Net income	$(1,762,000)	$—	$(1,762,000)
Weighted average shares outstanding	34,500,000	$—	34,500,000
Basic and diluted earnings per share	$0.00	$(0.04)	$(0.04)
Form 10-Q (June 30, 2021) - Six months ended June 30, 2021
Net income	$(12,786,227)	$—	$(12,786,227)
Weighted average shares outstanding	34,500,000	(4,002,762)	30,497,238
Basic and diluted earnings per share	$0.00	$(0.33)	$(0.33)

	Earnings Per Share for Class B ordinary shares
	As Reported	Adjustment	As Restated
Form 10-Q (March 31, 2021) - For the three months ended March 31, 2021
Net loss	$(11,024,227)	$—	$(11,024,227)
Weighted average shares outstanding	8,362,500	—	8,362,500
Basic and diluted earnings per share	$(1.33)	$1.01	$(0.32)
Form 10-Q (June 30, 2021) - Three months ended June 30, 2021
Net income	$(1,762,000)	$—	$(1,762,000)
Weighted average shares outstanding	8,625,000	—	8,625,000
Basic and diluted earnings per share	$(0.21)	$0.17	$(0.04)
Form 10-Q (June 30, 2021) - Six months ended June 30, 2021
Net income	$(12,786,227)	$—	$(12,786,227)
Weighted average shares outstanding	8,494,475	—	8,494,475
Basic and diluted earnings per share	$(1.51)	$1.18	$(0.33)

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s unaudited condensed financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of these unaudited condensed consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of September 30, 2021 and December 31, 2020, there were no cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000, and any cash held in the Trust Account. As of September 30, 2021 and December 31, 2020, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Investments Held in the Trust Account

The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income from investments held in the Trust Account in the accompanying unaudited condensed consolidated statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” equal or approximate the carrying amounts represented in the condensed consolidated balance sheets.

Fair Value of Financial Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge its exposures to cash flow, market, or foreign currency risks. Management evaluates all of the Company’s financial instruments, including issued warrants to purchase its Class A ordinary shares, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

QUEEN’S GAMBIT GROWTH CAPITAL

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Public Warrants and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognized the warrant instruments as liabilities at fair value and adjusts the carrying value of the instruments to fair value at each reporting period until they are exercised. The fair value of the Public Warrants issued in connection with the Initial Public Offering were initially measured at fair value using a Monte Carlo simulation model, and subsequently measured by their listed trading price. The initial and subsequent fair value of the Private Placement Warrants was estimated using a Modified Black-Scholes model. The determination of the fair value of the warrant liabilities may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the condensed consolidated statements of operations. Offering costs associated with the Public Shares were charged against the carrying value of Class A ordinary shares upon the completion of the Initial Public Offering. Of the total offering costs of the Initial Public Offering, approximately $0.5 million is included in financing cost-derivative warrant liabilities in the unaudited condensed consolidated statements of operations and $15.7 million were charged against the carrying value of Class A ordinary shares. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480. Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of the Initial Public Offering, 34,500,000 Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s unaudited condensed consolidated balance sheets.

Effective with the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

Income Taxes

FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of September 30, 2021 and December 31, 2020. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of September 30, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman Islands income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s unaudited condensed consolidated financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of ordinary shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of ordinary shares. Net income (loss) per ordinary share is calculated by dividing the net income (loss) by the weighted average ordinary shares outstanding for the respective period.

The calculation of diluted net income per ordinary share does not consider the effect of the warrants issued in connection with the Initial Public Offering and the Private Placement to purchase an aggregate of 17,433,333 Class A ordinary shares in the calculation of diluted income per share, because their exercise is contingent upon future events, and their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income (loss) per share is the same as basic net income (loss) per share for the three and nine months ended September 30, 2021. Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

The following table reflects presents a reconciliation of the numerator and denominator used to compute basic and diluted net income (loss) per share for each class of ordinary shares:

	For the Three Months Ended September 30, 2021		For the Period from February 10, 2021 (inception) through September 30, 2021
	Class A	Class B	Class A	Class B
Basic net income (loss) per ordinary share:
Numerator:
Allocation of net income	$(1,277,667)	$(319,417)	$(11,249,859)	$(3,133,452)
Denominator:
Basic weighted average ordinary shares outstanding	34,500,000	8,625,000	30,497,238	8,494,475

Basic net income per ordinary share	$(0.04)	$(0.04)	$(0.37)	$(0.37)

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GAAP. ASU 2020-06 also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. The Company elected the modified retrospective method for transition. Adoption of the ASU did not have a material impact on the Company’s financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

Note 3—Initial Public Offering

On January 22, 2021, the Company consummated its Initial Public Offering of 34,500,000 Units, including 4,500,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $345.0 million, and incurring offering costs of approximately $16.2 million, of which approximately $10.0 million was for deferred underwriting commissions. Affiliates of Agility Public Warehousing Company K.S.C.P. (“Agility”), related parties, and Luxor Capital Group, LP purchased 5,940,000 Units offered in the Initial Public Offering (“Affiliated Units”).

Each Unit consists of one Class A ordinary share, par value $0.0001 per share and one-third of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 6).

Note 4—Related Party Transactions

Founder Shares

On December 9, 2020, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain offering expenses on behalf of the Company in exchange for the issuance of 6,468,750 Class B ordinary shares, par value $0.0001 (“Class B ordinary shares” or “Founder Shares”). On January 13, 2021 and January 19, 2021, the Company effected a share capitalization of 1,437,500 and 718,750 Class B ordinary shares, respectively, resulting in an aggregate of 8,625,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization. Up to 1,125,000 Founder Shares were subject to forfeiture to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. On January 22, 2021, the underwriters fully exercised the over-allotment option; thus, these 1,125,000 Founder Shares were no longer subject to forfeiture.

The Initial Shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination or (ii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the Founder Shares will be released from the lockup.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 5,933,333 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant with the Sponsor, generating gross proceeds of $8.9 million.

Each whole Private Placement Warrant is exercisable for one whole Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Initial Shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Sponsor Loan

On December 9, 2020, the Sponsor agreed to loan the Company up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and due upon the completion of the Initial Public Offering. As of December 31, 2020, there was an outstanding balance of approximately $68,000. The Company borrowed approximately $91,000 under the Note and repaid the Note in full on January 28, 2021. Subsequent to the repayment, the facility was no longer available to the Company.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into Private Placement Warrants at a price of $1.50 per warrant. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of September 30, 2021 and December 31, 2020, the Company had no borrowings under the Working Capital Loans.

Administrative Support Agreement

Commencing on the date the Company’s securities were first listed on the NASDAQ, the Company agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, secretarial and administrative services provided to the Company. Upon completion of the initial Business Combination or the Company’s liquidation, the Company would cease paying these monthly fees. On June 21, 2021, the Company entered into an amended letter agreement (the “Amended Administrative Support Agreement”), by and between the Company and the Sponsor, to confirm the agreement of the Company and the Sponsor that, to the extent requested by the Company, the Sponsor shall make available to the Company certain office space, utilities and secretarial and administrative support as may be reasonably required by the Company, and, upon the Sponsor’s request and

QUEEN’S GAMBIT GROWTH CAPITAL

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

provision of documentation evidencing the reasonable amounts incurred to provide such office space or support, the Company shall reimburse the Sponsor for such amounts in cash, provided that such reimbursement shall not exceed $240,000 in the aggregate. As of September 30, 2021 and December 31, 2020, the Company incurred $0 for administrative support.

Note 5—Commitments & Contingencies

Registration and Shareholder Rights

The holders of Founder Shares, Private Placement Warrants and securities that may be issued upon conversion of Working Capital Loans, if any, are entitled to registration rights pursuant to a registration rights agreement.

These holders were entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, these holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the final prospectus relating to the Initial Public Offering to purchase up to 4,500,000 Over-Allotment Units, if any, at the Initial Public Offering price less the underwriting discounts and commissions. On January 22, 2021, the underwriters fully exercised their over-allotment option.

The underwriters did not receive any underwriting discounts or commissions on the Affiliated Units. With respect to the remaining Units offered in the Initial Public Offering, the underwriters were entitled to an underwriting discount of $0.20 per unit, or $5.7 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $10.0 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 6—Derivative Warrant Liabilities

The Company issued 11,500,000 warrants to purchase Class A ordinary shares to investors in the Company’s Initial Public Offering and simultaneously issued 5,933,333 Private Placement Warrants.

The Public Warrants will become exercisable at $11.50 per share on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided

QUEEN’S GAMBIT GROWTH CAPITAL

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC and have an effective registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital-raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Initial Shareholders or their affiliates, without taking into account any Founder Shares held by the Initial Shareholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, plus interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume-weighted average trading price of the Class A ordinary shares during the 10-trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the ordinary shares issuable upon exercise of the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Company, (ii) may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial Business Combination, (iii) may be exercised by the holders on a cashless basis and

QUEEN’S GAMBIT GROWTH CAPITAL

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(iv) will be entitled to registration rights. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants.

Redemption of warrants when the price per share of Class A Ordinary Shares equals or exceeds $18.00

Once the warrants become exercisable, the Company may call the Public Warrants for redemption (except with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported sale price (the “closing price”) of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

Redemption of warrants when the price per share of Class A Ordinary Shares equals or exceeds $10.00

In addition, once the warrants become exercisable, the Company may call the warrants for redemption:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of Class A ordinary shares to be determined by reference to an agreed table based on the redemption date and the “fair market value” of the Class A ordinary shares;

•

if, and only if, the last reported sale price of the Class A ordinary shares equals or exceeds $10.00 per share (as adjusted) on the trading day before the Company sends the notice of redemption to the warrant holders; and

The “fair market value” of the Class A ordinary shares for the above purpose shall mean the volume-weighted average price of the Class A ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. Additionally, in no event will the Company be required to net cash settle any Warrants. If the Company is unable to complete the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 7—Class A Ordinary Shares Subject to Possible Redemption

The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue

QUEEN’S GAMBIT GROWTH CAPITAL

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

350,000,000 shares of Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of September 30, 2021, there were 34,500,000 shares of Class A ordinary shares outstanding, which were all subject to possible redemption and are classified outside of permanent equity in the condensed consolidated balance sheets.

The Class A ordinary shares subject to possible redemption reflected on the condensed consolidated balance sheets are reconciled on the following table:

Gross proceeds from Initial Public Offering	$345,000,000
Less:
Fair value of Public Warrants at issuance	(10,005,000)
Offering costs allocated to Class A ordinary shares subject to possible redemption	(15,682,819)
Plus:
Accretion on Class A ordinary shares subject to possible redemption amount	25,687,819

Class A ordinary shares subject to possible redemption	$345,000,000

Note 8—Shareholders’ Equity

Preference Shares-The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2021 and December 31, 2020, there were no preference shares issued or outstanding.

Class A Ordinary Shares-The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of September 30, 2021, there was 34,500,000 Class A ordinary shares issued and outstanding , which were all subject to possible redemption and are classified outside of permanent equity in the unaudited condensed consolidated balance sheets (see Note 7). As of December 31, 2020, there were no Class A ordinary shares issued or outstanding.

Class B Ordinary Shares-The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders are entitled to one vote for each Class B ordinary share. As of December 31, 2020, 8,625,000 Class B ordinary shares were issued and outstanding, which reflected the share capitalizations as discussed in Note 4 and Note 9. Of the 8,625,000 Class B ordinary shares issued and outstanding, up to 1,125,000 shares were subject to forfeiture to the Company for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Initial Shareholders would collectively own approximately 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering (see Note 4). On January 22, 2021, the underwriters fully exercised the over-allotment option; thus, these 1,125,000 Class B ordinary shares were no longer subject to forfeiture. As a result, as of September 30, 2021 and December 31, 2020, there were 8,625,000 Class B ordinary shares issued and outstanding.

Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as required by law or stock exchange rule; provided that only holders of the Class B ordinary shares have the right to vote on the election of the Company’s directors prior to the initial Business Combination.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination on a one-for-one basis (as adjusted). In the case that additional Class A ordinary shares or

QUEEN’S GAMBIT GROWTH CAPITAL

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by Public Shareholders), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Note 9—Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2021 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value:

There were no assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account - U.S. Treasury Securities	$345,083,423	$—	$—
Liabilities:
Derivative warrant liabilities - Public Warrants	$9,683,700	$—	$—
Derivative warrant liabilities - Private Warrants	$—	$—	$16,659,340

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement as the Public Warrants were separately listed and traded in March 2021. There were no other transfers to/from Levels 1, 2, and 3 during the three and nine months ended September 30, 2021.

Level 1 instruments include investments in U.S. treasury securities invested in government securities and the Public Warrants. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

The fair value of the Public Warrants issued in connection with the Public Offering were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the Public Warrants have been measured based on the listed market price of such warrants, a Level 1 measurement. The fair value of the Private Warrants was initially and subsequently estimated using a Modified Black-Scholes Model. For the three and nine months ended September 30, 2021, the Company recognized a net gain of $3.3 million and a net loss of $1.4 million, respectively, resulting from the change in the fair value of the derivative warrant liabilities, presented as change in fair value of derivative warrant liabilities on the accompanying unaudited condensed consolidated statements of operations.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair value of the Private Placement Warrants, and the Public Warrants prior to being separately listed and traded, was determined using Level 3 inputs and inherent uncertainties are involved. If factors or assumptions change, the estimated fair values could be materially different. Inherent in a Monte Carlo simulation model and Black-Scholes model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimated the volatility of its ordinary share warrants based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s ordinary shares that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

	As of January 22, 2021	As of September 30, 2021
Volatility	15% - 34%	13.0%
Stock price	$9.71	$9.78
Years to expected Business Combination	6.5	0.59
Risk-free rate	0.69%	1.08%
Dividend yield	0.0%	0.0%

The change in the fair value of derivative warrant liabilities, measured with Level 3 inputs, for the three and nine months ended September 30, 2021 is summarized as follows:

Derivative Warrant liabilities at January 1, 2021	$—
Issuance of Public and Private Warrants	24,957,000
Transfer of Public Warrants out of Level 3 to Level 1	(10,005,000)
Change in fair value of derivative warrant liabilities	1,839,330

Derivative Warrant liabilities at March 31, 2021	16,791,330
Change in fair value of derivative warrant liabilities	1,191,670

Derivative Warrant liabilities at June 30, 2021	17,983,000
Change in fair value of derivative warrant liabilities	(1,323,660)

Derivative Warrant liabilities at September 30, 2021	$16,659,340

Note 10—Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the condensed balance sheet date up to the date condensed consolidated financial statements were issued. Based upon this review, other than described in this Note, and with respect to the restatements described in Note 2, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Queen’s Gambit Growth Capital

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Queen’s Gambit Growth Capital (the “Company”), as of December 31, 2020, the related statement of operations, changes in shareholders’ equity and cash flows for the period from December 9, 2020 (inception) through December 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from December 9, 2020 (inception) through December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

March 29, 2021

The accompanying notes are an integral part of these financial statements.

QUEEN’S GAMBIT GROWTH CAPITAL

BALANCE SHEET

DECEMBER 31, 2020

Assets
Deferred offering costs associated with initial public offering	$280,543

Total Assets	$280,543

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$10,000
Accrued expenses	189,513
Note payable - related party	67,543

Total current and liabilities	267,056

Commitments and Contingencies
Shareholders’ Equity:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued and outstanding	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 8,625,000 shares issued and outstanding (1)(2)	863
Additional paid-in capital	24,137
Accumulated deficit	(11,513)

Total shareholders’ equity	13,847

Total Liabilities and Shareholders’ Equity	$280,543

(1)

This number includes up to 1,125,000 Class B ordinary shares subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters. On January 22, 2021, the over-allotment option was fully exercised, thus, these Class B ordinary shares are no longer subject to forfeiture (see Note 4).

(2)

On January 13, 2020 and January 19, 2020, the Company effected a share capitalization of 1,437,500 and 718,750 Class B ordinary shares, respectively, resulting in an aggregate of 8,625,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization (see Note 4 and Note 7).

The accompanying notes are an integral part of these financial statements.

QUEEN’S GAMBIT GROWTH CAPITAL

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM DECEMBER 9, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

General and administrative expenses	$11,513

Net loss	$11,513

Weighted average Class B ordinary shares outstanding, basic and diluted(1)(2)	7,500,000

Basic and diluted net loss per ordinary share	$(0.00)

(1)

This number excludes an aggregate of up to 1,125,000 Class B ordinary shares subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters. On January 22, 2021, the over-allotment option was fully exercised, thus, these Class B ordinary shares are no longer subject to forfeiture (see Note 4).

(2)

On January 13, 2020 and January 19, 2020, the Company effected a share capitalization of 1,437,500 and 718,750 Class B ordinary shares, respectively, resulting in an aggregate of 8,625,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization (see Note 4 and Note 7).

The accompanying notes are an integral part of these financial statements.

QUEEN’S GAMBIT GROWTH CAPITAL

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD FROM DECEMBER 9, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Shareholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance - December 9, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor (1)(2)	—	—	8,625,000	863	24,137	—	25,000
Net loss	—	—	—	—	—	(11,513)	(11,513)

Balance - December 31, 2020	—	$—	8,625,000	$863	$24,137	$(11,513)	$13,487

(1)

This number includes up to 1,125,000 Class B ordinary shares subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters. On January 22, 2021, the over-allotment option was fully exercised, thus, these Class B ordinary shares are no longer subject to forfeiture (see Note 4).

(2)

On January 13, 2020 and January 19, 2020, the Company effected a share capitalization of 1,437,500 and 718,750 Class B ordinary shares, respectively, resulting in an aggregate of 8,625,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization (see Note 4 and Note 7).

The accompanying notes are an integral part of these financial statements.

QUEEN’S GAMBIT GROWTH CAPITAL

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM DECEMBER 9, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Cash Flows from Operating Activities:
Net loss	$(11,513)
Changes in operating assets and liabilities:
Accrued expenses	11,513

Net cash used in operating activities	—

Net change in cash	—
Cash – beginning of the period	—

Cash – ending of the period	$—

Supplemental disclosure of non-cash investing and financing activities:
Deferred offering costs included in accrued expenses	$178,000
Deferred offering costs paid in exchange for issuance of Class B ordinary shares to Sponsor	$25,000
Offering costs included in accounts payable	$10,000
Offering costs paid by related party under promissory note	$67,543

The accompanying notes are an integral part of these financial statements.

Note 1—Description of Organization, Business Operations and Basis of Presentation

Queen’s Gambit Growth Capital (the “Company”) was incorporated as a Cayman Islands exempted company on December 9, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from December 9, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Queen’s Gambit Holdings LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on January 19, 2021. On January 22, 2021, the Company consummated its Initial Public Offering of 34,500,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), including 4,500,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $345.0 million, and incurring offering costs of approximately $16.2 million, of which approximately $10.0 million was for deferred underwriting commissions (Note 5).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 5,933,333 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant with the Sponsor, generating gross proceeds of $8.9 million (Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, $345.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”), located in the United States, with Continental Stock Transfer & Trust Company acting as trustee, and will be invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act that invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders of its Public Shares (the “Public Shareholders”), with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion.

The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares will be classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 and the approval of an ordinary resolution. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the Initial Shareholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. Subsequent to the consummation of the Initial Public Offering, the Company will adopt an insider trading policy which will require insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public information and (ii) to clear all trades with the Company’s legal counsel prior to execution. In addition, the Initial Shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

Notwithstanding the foregoing, the Amended and Restated Memorandum and Articles of Association will provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, officers and directors (the “Initial Shareholders”) agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) that would modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within 24 months from the closing of the Initial Public Offering, or January 22, 2023, (the “Combination Period”) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest will be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject, in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

The Initial Shareholders agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders or members of the Company’s management team acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to its deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Liquidity

As of December 31, 2020, the Company had no cash, and a working capital deficit of approximately $267,000.

The Company’s liquidity needs to date have been satisfied through a payment of $25,000 from Sponsor to cover certain offering expenses on behalf of the Company in exchange for the issuance of the Founder Shares, a loan of approximately $68,000 through December 31, 2020 and approximately $91,000 in total prior to the Initial Public Offering from the Sponsor pursuant to the Note (see Note 4), and subsequent to the Initial Public Offering, the proceeds of approximately $3.2 million from the consummation of the Private Placement not held in the Trust

Account. The Company repaid the Note in full on January 28, 2021. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 4). As of December 31, 2020, there were no amounts outstanding under any Working Capital Loan.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Note 2—Summary of Significant Accounting Policies

Use of Estimates

The preparation of these financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements”, approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

Deferred Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1. Deferred offering costs consisted of legal, accounting, and other costs incurred that were directly related to the Initial Public Offering and along with underwriting fees that were charged to shareholders’ equity upon the completion of the Initial Public Offering on January 22, 2021. As of December 31, 2020, the Company incurred approximately $281,000 of deferred offering costs.

Net Loss Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. At December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for the period presented.

Income Taxes

FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2020. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman Islands income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3—Initial Public Offering

On January 22, 2021, the Company consummated its Initial Public Offering of 34,500,000 Units, including 4,500,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $345.0 million, and incurring offering costs of approximately $16.2 million, of which approximately $10.0 million was for deferred underwriting commissions. Affiliates of Agility Public Warehousing Company K.S.C.P. (“Agility”), related parties, and Luxor Capital Group, LP (“Luxor”) purchased 5,940,000 Units offered in the Initial Public Offering (“Affiliated Units”).

Each Unit consists of one Class A ordinary share, par value $0.0001 per share and one-third of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 6).

Note 4—Related Party Transactions

Founder Shares

On December 9, 2020, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain offering expenses on behalf of the Company in exchange for the issuance of 6,468,750 Class B ordinary shares, par value $0.0001 (the “Founder Shares”). On January 13, 2021 and January 19, 2021, the Company effected a share capitalization of 1,437,500 and 718,750 Class B ordinary shares, respectively, resulting in an aggregate of 8,625,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization. Up to 1,125,000 Founder Shares were subject to forfeiture to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. On January 22, 2021, the underwriters fully exercised the over-allotment option; thus, these 1,125,000 Founder Shares were no longer subject to forfeiture.

The Initial Shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination or (ii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the Founder Shares will be released from the lockup.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 5,933,333 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant with the Sponsor, generating gross proceeds of $8.9 million.

Each whole Private Placement Warrant is exercisable for one whole Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Initial Shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Sponsor Loan

On December 9, 2020, the Sponsor agreed to loan the Company up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and due upon the completion of the Initial Public Offering. As of January 22, 2021, the Company borrowed approximately $91,000 under the Note. The Company repaid the Note in full on January 28, 2021.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business

Combination, the Company would repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into Private Placement Warrants at a price of $1.50 per warrant. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2020, the Company had no borrowings under the Working Capital Loans.

Administrative Support Agreement

Commencing on the date the Company’s securities were first listed on the NASDAQ, the Company agreed to pay the Sponsor a total of $10,000 per month for office space, secretarial and administrative services provided to the Company. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees.

Note 5—Commitments & Contingencies

Registration and Shareholder Rights

The holders of Founder Shares, Private Placement Warrants and securities that may be issued upon conversion of Working Capital Loans, if any, are entitled to registration rights pursuant to a registration rights agreement.

These holders were entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, these holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the final prospectus relating to the Initial Public Offering to purchase up to 4,500,000 Over-Allotment Units, if any, at the Initial Public Offering price less the underwriting discounts and commissions. On January 22, 2021, the underwriters fully exercised its over-allotment option.

The underwriters did not receive any underwriting discounts or commissions on the Affiliated Units. With respect to the remaining Units offered in the Initial Public Offering, the underwriters were entitled to an underwriting discount of $0.20 per unit, or $5.7 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $10.0 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 6—Shareholders’ Equity

Preference Shares—The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2020, there were no preference shares issued or outstanding.

Class A Ordinary Shares—The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of December 31, 2020, there were no Class A ordinary shares issued or outstanding.

Class B Ordinary Shares—The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders are entitled to one vote for each Class B ordinary share. As of December 31, 2020, there were 8,625,000 Class B ordinary shares issued and outstanding, which reflects the share capitalizations as discussed in Note 4 and Note 7. Of the 8,625,000 Class B ordinary shares issued and outstanding, up to 1,125,000 shares were subject to forfeiture to the Company for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Initial Shareholders would collectively own approximately 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering (see Note 4). On January 22, 2021, the underwriters fully exercised the over-allotment option; thus, these 1,125,000 Class B ordinary shares were no longer subject to forfeiture.

Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as required by law or stock exchange rule; provided that only holders of the Class B ordinary shares have the right to vote on the election of the Company’s directors prior to the initial Business Combination.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination on a one-for-one basis (as adjusted). In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by Public Shareholders), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Warrants—As of December 31, 2020, there were no warrants issued or outstanding. The Public Warrants will become exercisable at $11.50 per share on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC and have an effective registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital-raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Initial Shareholders or their affiliates, without taking into account any Founder Shares held by the Initial Shareholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, plus interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume-weighted average trading price of the Class A ordinary shares during the 10-trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the ordinary shares issuable upon exercise of the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Company, (ii) may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants.

Once the warrants become exercisable, the Company may call the Public Warrants for redemption (except with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported sale price (the “closing price”) of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

In addition, once the warrants become exercisable, the Company may call the warrants for redemption:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of Class A ordinary shares to be determined by reference to an agreed table based on the redemption date and the “fair market value” of the Class A ordinary shares;

•

if, and only if, the last reported sale price of the Class A ordinary shares equals or exceeds $10.00 per share (as adjusted) on the trading day before the Company sends the notice of redemption to the warrant holders; and

The “fair market value” of the Class A ordinary shares for the above purpose will mean the volume-weighted average price of the Class A ordinary shares during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. Additionally, in no event will the Company be required to net cash settle any Warrants. If the Company is unable to complete the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 7. Subsequent Events

On January 13, 2020 and January 19, 2020, the Company effected a share capitalization of 1,437,500 and 718,750 Class B ordinary shares, respectively, resulting in an aggregate of 8,625,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization.

The Company repaid the Note in full on January 28, 2021 (Note 5).

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statement was issued. Based upon this review, the Company did not identify any subsequent events, except as noted above in Note 1, 3, 4, 5 and 6, that would have required adjustment or disclosure in the financial statement.

Swvl Inc. and its subsidiaries

Condensed interim consolidated statement of financial position

	Note	(Unaudited) At 30 June 2021 USD	At 31 December 2020 USD
ASSETS
Non-current assets
Property and equipment	4	524,091	509,789
Right-of-use assets		1,058,980	863,645
Deferred tax assets	15.2	11,607,447	9,913,707

		13,190,518	11,287,141

Current assets
Trade and other receivables	5	3,596,191	2,860,116
Prepaid expenses and other current assets		211,926	224,670
Advances to shareholders	17	26,047	36,091
Cash and cash equivalents	6	17,763,851	10,348,732

		21,598,015	13,469,609

Total assets		34,788,533	24,756,750

EQUITY AND LIABILITIES
EQUITY
Share capital	7	88,881,717	88,881,717
Employee share scheme reserve	8	25,616,344	3,318,292
Foreign currency translation reserve		1,026,379	860,374
Accumulated losses		(155,337,524)	(74,650,123)

(Net deficit)/Total equity		(39,813,084)	18,410,260

LIABILITIES
Non-current liabilities
Provision for employees’ end of service benefits		357,910	164,511
Lease liabilities		811,056	625,864

		1,168,966	790,375

Current liabilities
Derivatives liability	9	38,956,489	—
Convertible notes	10	27,699,900	—
Accounts payable, accruals and other payables	11	6,348,235	3,938,603
Current tax liabilities		112,994	1,314,793
Lease liabilities		315,033	302,719

		73,432,651	5,556,115

Total liabilities		74,601,617	6,346,490

Total equity and liabilities		34,788,533	24,756,750

The accompanying notes from page F-47 to F-63 are an integral part of these condensed interim consolidated financial statements.

Swvl Inc. and its subsidiaries

Condensed interim consolidated statement of comprehensive income

		For the six-month period ended 30 June
	Note	(Unaudited) 2021 USD	(Unaudited) 2020 USD
Revenue	13	12,916,256	8,285,750
Cost of sales		(15,906,541)	(15,856,284)

Gross loss		(2,990,285)	(7,570,534)
General and administrative expenses		(34,029,443)	(6,761,766)
Selling and marketing costs		(4,906,553)	(2,589,290)
Provision for expected credit losses	5	(426,549)	(378,405)
Other expenses		(518,234)	(72,517)

Operating loss		(42,871,064)	(17,372,512)

Finance income		44,470	323,697
Finance cost		(39,554,547)	(72,489)

Loss for the year before tax		(82,381,141)	(17,121,304)

Tax	15.1	1,693,740	1,517,502

Loss for the period		(80,687,401)	(15,603,802)

Basic and diluted loss per share	16	(1,429)	(282)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		166,005	356,065

Total comprehensive loss for the period		(80,521,396)	(15,247,737)

The accompanying notes from page F-47 to F-63 are an integral part of these condensed interim consolidated financial statements.

Swvl Inc. and its subsidiaries

Condensed interim consolidated statement of changes in equity

	Note	Share capital USD	Employee share scheme reserve USD	Foreign currency translation reserve USD	Accumulated losses USD	Total equity/(net deficit) USD
As at 1 January 2020 (Audited)		62,504,145	489,297	1,168,808	(44,924,921)	19,237,329
Total comprehensive loss for the period
Loss for the period		—	—	—	(15,603,802)	(15,603,802)
Other comprehensive income for the period		—	—	356,065	—	356,065

		—	—	356,065	(15,603,802)	(15,247,737)

Issuance of shares	7	26,377,572	—	—	—	26,377,572
Employee share scheme charge	14	—	231,248	—	—	231,248

As at 30 June 2020 (Unaudited)		88,881,717	720,545	1,524,873	(60,528,723)	30,598,412

As at 1 January 2021 (Audited)		88,881,717	3,318,292	860,374	(74,650,123)	18,410,260

Total comprehensive loss for the period
Loss for the period		—	—	—	(80,687,401)	(80,687,401)
Other comprehensive income for the period		—	—	166,005	—	166,005

		—	—	166,005	(80,687,401)	(80,521,396)
Employee share scheme charge	14	—	22,298,052	—	—	22,298,052

As at 30 June 2021 (Unaudited)		88,881,717	25,616,344	1,026,379	(155,337,524)	(39,813,084)

The accompanying notes from page F-47 to F-63 are an integral part of these condensed interim consolidated financial statements.

Swvl Inc. and its subsidiaries

Condensed interim consolidated statement of cash flows

		For the six-month period ended 30 June
	Note	(Unaudited) 2021 USD	(Unaudited) 2020 USD
Loss for the period before tax		(82,381,141)	(17,121,304)
Adjustments for:
Depreciation of property and equipment	4	38,912	42,158
Depreciation of right-of-use assets		166,349	199,126
Provision for expected credit losses	5	426,549	378,405
Finance cost		39,554,547	72,489
Provision for employees’ end of service benefits		193,399	27,097
Employee share-based payments charges	14	22,298,052	231,248

		(19,703,333)	(16,170,781)
Changes in working capital:
Trade and other receivables		(1,162,624)	(1,012,698)
Prepaid expenses and other current assets		12,744	(72,788)
Accounts payable, accruals and other payables		1,847,286	(807,853)
Current tax liabilities		(1,201,799)	(558,741)
Advances to shareholders		10,044	—

Net cash outflow from operating activities		(20,197,682)	(18,622,861)

Cash flow from investing activities
Purchase of property and equipment		(53,214)	(167,892)

Net cash outflow from investing activities		(53,214)	(167,892)

Cash flows from financing activities
Increase in share capital	7	—	26,377,572
Proceeds from issuance of convertible notes	10	27,699,900	—
Finance cost paid		(35,712)	(72,489)
Finance lease liabilities paid, net of accretion		(164,178)	(179,418)

Net cash inflow from financing activities		27,500,010	26,125,665

Net increase in cash and cash equivalents		7,249,114	7,334,912
Cash and cash equivalents at the beginning of the period		10,348,732	15,332,928
Effects of exchange rate changes on cash and cash equivalents		166,005	356,065

Cash and cash equivalents at the end of the period		17,763,851	23,023,905

Non-cash financing activities during the period:

Change in fair value of derivative financial instrument of USD 38,956,489 – Note 9

The accompanying notes from page F-47 to F-63 are an integral part of these condensed interim consolidated financial statements.

Swvl Inc. and its subsidiaries

Notes to the condensed interim consolidated financial statements

For the six-month period ended 30 June 2021

1 Establishment and operations

Swvl Inc. (the “Parent Company”) is a business company limited by shares incorporated under the laws of the British Virgin Islands and registered on 17 May 2017. The registered office of the Company is at P.O. Box 173, Kingston Chambers, Road Town, Tortola, the British Virgin Islands.

The condensed interim consolidated financial statements as at and for the six-month period ended 30 June 2021 consist of the Parent Company and its subsidiaries (together referred to as the “Group”). The Group’s principal head office is located in The Offices 4, One Central, Dubai World Trade Centre, Street 1, Dubai, United Arab Emirates.

The Group operates multimodal transportation networks in Egypt, Pakistan, Kenya, Kingdom of Saudi Arabia and Jordan that offer access to transportation options through the Group’s platform and mobile-based application. The Group operates a technology platform that uses a widespread transportation network in Egypt, Pakistan, and Kenya. The Group uses leading technology, operational excellence and product expertise to operate transportation services on predetermined routes. The Group develops and operates proprietary technology applications supporting a variety of offerings on its platform (“platform(s)” or “Platform(s)”). The Group provides transportation services through contracting with other service providers (or transportation operators). Riders are collectively referred to as “end-user(s)” or “consumer(s)”. The drivers are referred to as “captain(s).”

1.1 Consolidated subsidiaries

The below mentioned subsidiaries are either legally and/or beneficially owned and/or controlled by the Parent Company as it is exposed to, or has right to, variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the subsidiaries. In certain cases, the Group is required to have a resident as one of the shareholders besides the Parent Company to comply with local laws and regulations. However, in such cases, the Group continues to remain the economic beneficiary of the shareholding held by such resident shareholder and therefore is said to have a “beneficial ownership” of such non-controlling interests, except as indicated below.

Company name	Country of incorporation	Legal ownership %		Principal business activities
		30-Jun-21	31-Dec-20
Swvl for Smart Transport Applications and Services LLC	Egypt	99.80%	99.80%	Providing a technology platform to enable passenger transportation.
Swvl Pakistan (Private) Ltd	Pakistan	99.99%	99.99%
Swvl NBO Limited	Kenya	100%	100%
Swvl Technologies Ltd.	Kenya	100%	100%
Swvl Technologies FZE (i)	UAE	100%	—
Swvl Global FZE (i)	UAE	100%	—
Smart Way Transportation LLC (ii)	Jordan	—	N/A
Swvl Saudi for Information Technology (iii)	Kingdom of Saudi Arabia	100%	N/A
(i)

The Parent Company’s subsidiaries Swvl Global FZE and Swvl Technologies FZE were previously legally owned by one of the Group’s shareholders during the year ended 31 December 2020, and the legal ownership of both subsidiaries have been transferred to the Parent Company during the six-month period ended 30 June 2021.

(ii)

The Parent Company’s subsidiary Smart Way Transportation LLC (Jordan) was incorporated during the six-month period ended 30 June 2021. The subsidiary is currently legally owned by member of the Group’s

Swvl Inc. and its subsidiaries

Notes to the condensed interim consolidated financial statements

For the six-month period ended 30 June 2021 (continued)

1 Establishment and operations (continued)

1.1 Consolidated subsidiaries (continued)

management and is in process of legal ownership transfer to the Group. The subsidiary has been consolidated as at 30 June 2021 based on the beneficial ownership and effective control.

(iii)

The Parent Company’s subsidiary Swvl Saudi for Information Technology (Kingdom of Saudi Arabia) was incorporated during the six-month period ended 30 June 2021. The subsidiary is 100% owned by the Parent Company.

Subsequent to 30 June 2021, Swvl My For Information Technology SDN BHD was incorporated and remains as the Parent Company’s indirect subsidiary. This entity has not been consolidated as at 30 June 2021.

2 Basis of preparation

These condensed interim consolidated financial statements are for the six-month period ended 30 June 2021 and are presented in United States Dollars (USD), which is the functional currency of the Parent Company. They have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. They do not include all of the information required in annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the consolidated financial statements for the year ended 31 December 2020. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

2.1 Going concern

Management of the Group (“Management”) has assessed the going concern assumptions of the Group during the preparation of these condensed interim consolidated financial statements which includes considerations of the impact of Covid-19. The Group had net losses of USD 80,687,401 for the six-month period ended 30 June 2021 (USD 15,603,802 for the six-month period ended 30 June 2020), accumulated losses of USD 155,337,524 as at 30 June 2021 (USD 74,650,123 as at 31 December 2020), net deficit of USD 39,813,084 as at 30 June 2021 (total equity of USD 18,410,260 as at 31 December 2020), and net operating cash outflow of USD 20,197,682 for the six-month period ended 30 June 2021 (USD 18,622,861 for the six-month period ended 30 June 2020). Notwithstanding these results, Management believes there are no events or conditions that give rise to doubt the ability of the Group to continue as a going concern for a period of twelve months from the end of the reporting period. The assessment includes knowledge of the Group’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of the strategic plan and budget, including expected developments in liquidity and capital from definitive agreements entered into (Note 20.1), were considered. Consequently, it has been concluded that adequate resources and liquidity to meet the cash flow requirements for the next twelve months are present, and it is reasonable to apply the going concern basis as the underlying assumption for the condensed interim consolidated financial statements.

2.2 Covid-19

The onset of the Covid-19 pandemic during the first quarter of 2020 and the lockdowns introduced by governments across the Group’s markets have had an impact on the Group’s business. After initial disruption, the overall business performance started showing signs of recovery from the third quarter of 2020. The economic uncertainty caused by the Covid-19 pandemic and the extent to which the Covid-19 pandemic will continue to

Swvl Inc. and its subsidiaries

Notes to the condensed interim consolidated financial statements

For the six-month period ended 30 June 2021 (continued)

2 Basis of preparation (continued)

2.2 Covid-19 (continued)

impact the Group’s business, operations and financial results, including the duration and magnitude of such effects, will depend on numerous unpredictable factors.

Management has considered the effects of Covid-19 lockdowns along with other related events and conditions, and they have not hampered the Group’s ability to expand its scale of operations. While certain sectors were negatively impacted, the Group received further investment during the previous financial year ended 31 December 2020 from the issuance of Class D-1 shares (Note 7), and the issuance of convertible notes during the six-month period ended 30 June 2021 (Note 10), and has further raised investment subsequent to 30 June 2021 from the definitive agreements it has entered into (Note 20.1). Management has determined that Covid-19 does not create conditions that cast significant doubt upon the Group’s ability to continue as a going concern. Accordingly, these condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

2.3 Amended standards adopted by the Group

A number of amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

2.4 Accounting policies

The accounting policies used for the condensed interim consolidated financial statements for the six-month period ended 30 June 2021 are consistent with those used in the annual consolidated financial statements for the year ended 31 December 2020. The only exception is the accounting policy for the Group’s convertible notes issued during the six-month period ended 30 June 2021, as described below:

Convertible notes

Convertible notes are presented as financial liability in the condensed interim consolidated statement of financial position. On issuance of the convertible notes, the liability is measured at fair value, and subsequently carried at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption. Convertible notes are classified as current liabilities based on the expected conversion date in accordance with the convertible notes agreements.

Embedded Derivatives

A derivative embedded in a hybrid contract is separated from the host and accounted for as a separate derivative if, the economic characteristics and risks are not closely related to the host, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category

Swvl Inc. and its subsidiaries

Notes to the condensed interim consolidated financial statements

For the six-month period ended 30 June 2021 (continued)

3 Critical accounting judgments and estimates

When preparing the condensed interim consolidated financial statements, Management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by Management, and will seldom equal the estimated results. The judgements, estimates and assumptions applied in the condensed interim consolidated financial statements for the six-month period ended 30 June 2021, including the key sources of estimation uncertainty, were the same as those applied in the Group’s annual consolidated financial statements for the year ended 31 December 2020, except for those used for fair valuation of separable embedded derivatives in convertible notes.

Embedded Derivatives

The equity shares of the Parent Company are the underlying securities for the embedded derivatives in convertible notes. For calculating the fair value of the embedded derivatives, it is necessary to estimate the fair value of the underlying security, which is the Parent’s equity shares. The Discount for Lack of Marketability is a significant input to ascertain the fair value of the Parent Company’s equity shares, which involves use of significant valuation judgements. These judgements are required to be considered for the purposes of valuation because most generally accepted valuation methods are inherently based on the application of valuation data that are derived from publicly traded securities. The Management is required to apply necessary and appropriate discount to the value of nonmarketable securities that has been determined by reference to publicly traded securities to determine a nonmarketable minority ownership interest value.

4 Property and equipment

The property and equipment net book value consists of the following:

	(Unaudited) At 30 June 2021	(Audited) At 31 December 2020
	USD	USD
Furniture, fittings and equipment	497,677	379,441
Leasehold improvements	26,414	130,348

Property and equipment, net	524,091	509,789

Total expense arising from depreciation on property and equipment recognised in the condensed interim consolidated statement of comprehensive income as part of general and administrative expense for the six-month period ended 30 June 2021 was USD 38,912 (USD 42,158 for the six-month period ended 30 June 2020).

Swvl Inc. and its subsidiaries

Notes to the condensed interim consolidated financial statements

For the six-month period ended 30 June 2021 (continued)

5 Trade and other receivables

	(Unaudited) At 30 June	(Audited) At 31 December
	2021	2020
	USD	USD
Trade receivables	4,419,481	3,413,293
Customer wallet receivables	659,174	449,276
Less: provision for expected credit losses	(1,503,228)	(1,076,679)

	3,575,427	2,785,890
Tax receivables	8,671	25,052
Other receivables	12,093	49,174

	3,596,191	2,860,116

Trade receivables are non-interest bearing and are generally on up to 60 days terms. It is not the practice of the Group to obtain collateral over trade receivables and are therefore, unsecured.

Provision for expected credit losses for receivables consists of the following:

	(Unaudited) At 30 June 2021	(Audited) At 31 December 2020
	USD	USD
Provision for expected credit losses for trade receivables	(1,169,402)	(816,656)
Provision for expected credit losses for customer wallet receivables	(333,826)	(260,023)

	(1,503,228)	(1,076,679)

The movement in provision for expected credit losses are as follows:

	(Unaudited) For the six-month period ended 30 June 2021	(Audited) For the year ended 31 December 2020
	USD	USD
At 1 January	(1,076,679)	(347,823)
Charge during the period/year	(426,549)	(728,856)

At the end of the period/year	(1,503,228)	(1,076,679)

Swvl Inc. and its subsidiaries

Notes to the condensed interim consolidated financial statements

For the six-month period ended 30 June 2021 (continued)

6 Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise the following:

	(Unaudited) At 30 June	(Audited) At 31 December
	2021	2020
	USD	USD
Cash in hand	3,268	—
Cash at banks	4,768,903	7,648,482
Cash sweep account	12,991,680	2,700,250

	17,763,851	10,348,732

7 Share capital

The authorised share capital of the Parent Company consists of 62,202 shares as at 30 June 2021 (62,202 shares as at 31 December 2020) of no par value.

7.1 Authorised capital

	(Unaudited) At 30 June	(Audited) At 31 December
	2021	2020
	Number of shares
Authorised share capital
Common A shares	15,000	15,000
Common B shares	3,936	3,936
Class A shares	5,555	5,555
Class B shares	7,756	7,756
Class C shares	8,186	8,186
Class D shares	14,799	14,799
Class D-1 shares	6,970	6,970

	62,202	62,202

Subsequently, in July 2021, the Board of Directors’ resolved to increase the authorised Common B Shares from 3,936 shares to 6,115.

Swvl Inc. and its subsidiaries

Notes to the condensed interim consolidated financial statements

For the six-month period ended 30 June 2021 (continued)

7 Share capital (continued)

7.2 Share capital, subscribed and paid-up capital

	(Unaudited) At 30 June	(Audited) At 31 December
	2021	2020
	Number of shares
Issued share capital
Common A shares	12,666	12,666
Common B shares	552	552
Class A shares	5,555	5,555
Class B shares	7,756	7,756
Class C shares	8,186	8,186
Class D shares	14,799	14,799
Class D-1 shares	6,970	6,970

	56,484	56,484

Movement in share capital, subscribed and paid-up capital

	Number of shares	Total value in USD
Balance as at 1 January 2020 (Audited)	49,514	62,504,145
Issuance of shares—Class D-1	6,970	26,377,572

Balance as at 31 December 2020 (Audited)	56,484	88,881,717

Balance as at 1 January 2021 (Audited)	56,484	88,881,717

Balance as at 30 June 2021 (Unaudited)	56,484	88,881,717

7.3 Rights of share classes

•	Common Shares A and Common Shares B are ordinary shares, with the exception that Common Shares B are non-voting.

•

Class A, Class B, Class C, Class D, and Class D-1 shares are preferred shares that are (i) convertible into Common Shares A at the respective Conversion Ratio at any time, (ii) have a liquidation preference, and (iii) have the right to participate in non-liquidation asset distribution events.

Swvl Inc. and its subsidiaries

Notes to the condensed interim consolidated financial statements

For the six-month period ended 30 June 2021 (continued)

8 Employee share-based payments

	(Unaudited) For the six-month period ended 30 June 2021		(Audited) For the year ended 31 December 2020
	Average exercise price per share Option	Number of options	Average exercise price per share option	Number of options
	USD		USD
At 1 January	3,478	2,958	2,203	1,926
Issued during the period/year (i)	2,988	2,454	3,559	2,267
Exercised during the period/year (ii)			—	(552)
Forfeited during the period/year	3,368	(344)	2,961	(683)

At the end of the period/year	3,248	5,068	3,478	2,958

Vested and exercisable	2,159	839	1,894	585

(i)

Since the grant date is achieved only in the future on the “exit event” while the vesting period commences when awards are issued to employees, the disclosure considers “number of awards issued” in place of “number of awards granted”.

(ii)	No options were exercised during the six-month period ended 30 June 2021.

Share options outstanding at the end of each period/year have the following expiry date and exercise prices:

	(Unaudited) At 30 June	(Audited) At 31 December
	2021	2020
Number of options	5,068	2,958

Range of exercise price	$1 - $5,100	$540 - $3,781

Range of expiry dates	May 2027 – June 2031	January 2030 – December 2030

Weighted average remaining contractual life (in years)	9.06	8.95

Total charges arising from share-based payment transactions recognised in the condensed interim consolidated statement of comprehensive income as part of employee benefit expense for the period ended 30 June 2021 was USD 22,298,052 (30 June 2020: USD 231,248).

At 30 June 2021, the balance of employee share scheme reserve was USD 25,616,344 (USD 3,318,292 as at 31 December 2020).

9 Derivatives liabilities

At 30 June 2021, embedded derivatives of USD 38,956,489 (31 December 2020: Nil) have been recognised as current liabilities. Embedded derivatives are related to the put option embedded in the convertible notes agreement (Note 10), which represent an obligation on the Group to deliver variable number of shares upon the conversion event.

Swvl Inc. and its subsidiaries

Notes to the condensed interim consolidated financial statements

For the six-month period ended 30 June 2021 (continued)

9 Derivatives liabilities (continued)

A fair value loss for the six-month period ended 30 June 2021 amounted to USD 38,956,489 (Nil for the six-month period ended 30 June 2020) and has been recorded in finance cost.

10 Convertible notes

During the six-month period ended 30 June 2021, the Parent Company issued convertible notes, in an aggregate principal amount of USD 27.7 million with a maturity date of 5 September 2022, convertible either into common or preferred shares of the Parent Company upon maturity or immediately prior to a merger or consolidation with a special purpose acquisition company depending on certain criteria detailed in the convertible notes’ agreements. However, in connection with the Parent Company’s proposed business combination with Queen’s Gambit Growth Capital, immediately prior to the consummation of the business combination (as further described in Note 20.1) such convertible notes will convert into the right to receive Class A ordinary shares, par value $0,0001 per share of Pivotal Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned subsidiary of the Parent Company. These notes will convert unless they are repaid together with accrued interest with the prior written consent of “Majority in Interest” comprising of majority holders that are unaffiliated to the Group. The Parent Company intends to use the net proceeds from the issue of the convertible notes for general corporate purposes as well as to finance strategic opportunities which may arise.

The interest rate varies to be (i) a rate of 12% per annum from the date of issuance of each convertible note, until the date on which the aggregate principal amount raised by the Parent Company reaches the predetermined benchmark, and (ii) at any time thereafter, and in respect of all amounts raised by the Parent Company, a rate of 6.5% per annum.

The conversion ratios for these notes would depend on the event leading to their conversion. Unless the Group conducts a Qualified Equity Financing Event, a Corporate Transaction, an IPO or a SPAC Transaction, all of which are defined in the term-sheet, the notes would convert on maturity using a conversion price derived from a prescribed valuation cap on fully diluted capitalisation on conversion date. Since the management considers the SPAC Transaction likely to occur, it has used a conversion price prescribed for such event while calculating the fair value of the embedded derivatives.

During the period, accrued interest charges amounted to USD 562,346 (2020: Nil) (Note 11).

Swvl Inc. and its subsidiaries

Notes to the condensed interim consolidated financial statements

For the six-month period ended 30 June 2021 (continued)

11 Accounts payable, accruals and other payables

	(Unaudited) At 30 June	(Audited) At 31 December
	2021	2020
	USD	USD
Financial items
Accounts payable	1,411,861	1,057,599
Captain payables	1,012,770	289,426
Accrued expenses	259,660	31,727
Accrued interest	562,346	—
Other payables	142,664	36,243

	3,389,301	1,414,995
Non-financial items
Advances from individual customers (e-wallets)	2,958,934	2,523,608

Total accounts payable, accruals and other payables	6,348,235	3,938,603

12 Contingencies and commitments

Other than lease commitments disclosed under lease liabilities, the Group does not have any other commitments or contingencies as at 30 June 2021 and 31 December 2020.

Subsequent capital commitments: On 19 August 2021, the Group signed a definitive SPA to acquire a controlling interest of 55% in Shotl as further detailed in Note 20.2. The total value of the purchase is approximately USD 4.6 million and the transaction is subject to the finalisation of agreement requirements and applicable SPA clauses.

The Group anticipates the payments to be made for the acquisition as follows:

•	USD 1 million in Pivotal Holdings (as defined in Note 20.1) shares at closing of the SPAC transaction;

•	approximately USD 1 million in cash at closing of acquisition;

•	approximately USD 1 million in cash 6 months after closing of the acquisition;

•	approximately USD 1 million in cash 12 months after closing of the acquisition; and

•	approximately USD 0.6 million in cash payable at the later of 18 months after closing or satisfaction of certain revenue and grants earn-out condition.

In addition to the above, the Group subsequently provided Shotl with a USD 100,000 convertible note on 26 August 2021.

13 Revenue

The Group derives its revenue principally from end-users who use the Group’s platform to access routes predetermined by the Group. Revenue for transport services represents the total amount of fees charged to the end user for these services, net of items as disclosed in the revenue reconciliation table below.

Swvl Inc. and its subsidiaries

Notes to the condensed interim consolidated financial statements

For the six-month period ended 30 June 2021 (continued)

13 Revenue (continued)

Disaggregated revenue information

	(Unaudited) For the six-month period ended 30 June
	2021	2020
	USD	USD
Business to customer	5,092,454	3,193,614
Business to business	7,823,802	5,092,136

	12,916,256	8,285,750

Revenue by geographical location

	(Unaudited) For the six-month period ended 30 June
	2021	2020
	USD	USD
Egypt	9,752,605	6,952,191
Pakistan	2,407,326	783,912
Kenya	351,229	549,647
United Arab Emirates	294,525	—
Others	110,571	—

	12,916,256	8,285,750

14 Staff costs

	(Unaudited) For the six-month period ended 30 June
	2021	2020
	USD	USD
Employee share scheme reserve	22,298,052	231,248
Salaries and other benefits	7,457,427	3,674,741
Employee end of service benefits	193,400	27,097

	29,948,879	3,933,086

Staff costs are allocated as detailed below:

	(Unaudited) For the six-month period ended 30 June
	2021	2020
	USD	USD
General and administrative expenses	28,177,432	3,219,445
Selling and marketing expenses	1,771,447	713,641

	29,948,879	3,933,086

Swvl Inc. and its subsidiaries

Notes to the condensed interim consolidated financial statements

For the six-month period ended 30 June 2021 (continued)

15 Taxes

15.1 Components of provision for income taxes

The Group did not incur income tax expenses for the six-month periods ended 30 June 2021 and 2020, as it has not generated taxable income. The components of the provision for income taxes were as follows:

	(Unaudited) For the six-month period ended 30 June
	2021	2020
	USD	USD
Deferred tax credit	1,693,740	1,517,502

	1,693,740	1,517,502

15.2 Deferred tax asset

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes at the enacted rates. The significant components of the Group’s deferred tax assets as of the six-month period ended 30 June 2021 indicated below were as follows:

	(Unaudited) For the six-month period ended 30 June 2021	(Audited) For the year ended 31 December 2020
	USD	USD
Deferred tax asset movement:
Opening balance	9,913,707	6,758,003
Deferred tax credits during the year	1,693,740	3,155,704

Closing balance	11,607,447	9,913,707

The Group incurs taxable losses in its subsidiaries in taxable jurisdictions, namely Egypt, Kenya and Pakistan. These unused tax losses entitle the Group to a deferred tax benefit to be used against future tax expenses.

Egypt – Deferred tax asset recognised

The Group’s Egyptian subsidiary (Swvl for Smart Transport Applications and Services LLC) has incurred net taxable losses of USD 7.5 million for the six-month period ended 30 June 2021 (USD 6.7 million for the six-month period ended 30 June 2020), and USD 12.1 million, USD 23.7 million and USD 4.6 million for the years ended 31 December 2020, 2019 and 2018 respectively. Management believes it is probable that the deferred tax benefit from these unused tax losses will be recoverable based on future tax plans and projected taxable profits and has accordingly recognised the amounts in these condensed interim consolidated financial statements.

16 Loss per share – basic and diluted

Basic loss per share has been calculated by dividing the loss for the six-month period by the weighted average number of ordinary shares outstanding during the period.

Swvl Inc. and its subsidiaries

Notes to the condensed interim consolidated financial statements

For the six-month period ended 30 June 2021 (continued)

16 Loss per share – basic and diluted (continued)

As at 30 June 2021, there is no dilutive effect on the basic loss per share of the Group. Loss per share is based on following:

	(Unaudited) For the six-month period ended 30 June
	2021	2020
	USD	USD
Loss for the period	(80,687,401)	(15,603,802)

Weighted average number of ordinary shares outstanding during the period	56,484	55,300

Loss per share - basic	(1,429)	(282)

Loss per share - diluted	(1,429)	(282)

Since the Group was in a loss position for the six-month periods ended 30 June 2021 and 2020, basic net loss per share was the same as diluted net income per share for the periods presented. The potentially dilutive vested employee stock options (Note 8) were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented, and the issuance of such shares is contingent upon the satisfaction of certain conditions which were not yet satisfied by 30 June 2021 and 2020.

17 Related party transactions and balances

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties include associates, parent, subsidiaries, and key management personnel or their close family members. The terms and conditions of these transactions have been mutually agreed between the Group and the related parties. To determine significance, the Group considers various qualitative and quantitative factors including whether transactions with related parties are conducted in the ordinary course of business.

Interest in subsidiaries

The details of interests in the subsidiaries with whom the Group had entered into transactions or had agreements or arrangements in place during the period are disclosed in Note 1 of the condensed interim consolidated financial statements.

Compensation of key management personnel

Key management personnel of the Group comprise the Parent Company’s directors and senior management of the Group.

	(Unaudited) For the six-month period ended 30 June
	2021	2020
	USD	USD
Short-term employee benefits	370,016	328,928
Provision for end of service benefits	65,679	14,736
Share-based payments	9,751,149	611,732

	10,186,844	955,396

Swvl Inc. and its subsidiaries

Notes to the condensed interim consolidated financial statements

For the six-month period ended 30 June 2021 (continued)

17 Related party transactions and balances (continued)

Transactions with related parties

Details of transactions with related parties during the period, other than those which have been disclosed elsewhere in these condensed interim consolidated financial statements, are as follows:

	(Unaudited) For the six-month period ended 30 June
	2021	2020
	USD	USD
(Repayment from)/advances to shareholders	(10,044)	30,889

Balances with related parties

The following balances are outstanding at the end of the reporting period in relation to the above transactions with related parties:

	(Unaudited) At 30 June 2021	(Audited) At 30 December 2020
	USD	USD
Advances to shareholders	26,047	36,091

As at 30 June 2021, the advances to shareholders outstanding were unsecured, interest free, payable on demand. No impairment charge has been recognised historically in respect of amounts owed by related parties.

18 Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date.

The Group analyses the assets carried at fair value by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (level 2); and

•	Inputs for the asset or liability that are not based on observable market data (level 3).

The carrying amounts of the financial assets and financial liabilities approximate their fair values.

The Group’s measurement of embedded derivatives are classified in Level 3 using valuation technique inputs that are not based on observable market data. The significant unobservable inputs used in the fair value measurements, together with a quantitative sensitivity analysis are presented below:

The significant unobservable input for valuation of embedded derivatives is the Discount for Lack of Marketability (“DLOM”) of underlying equity shares of the Parent Company. The Management has considered a DLOM of 30% for calculating the fair value of the Parent Company’s equity shares. A range of inputs are

Swvl Inc. and its subsidiaries

Notes to the condensed interim consolidated financial statements

For the six-month period ended 30 June 2021 (continued)

18 Fair value of financial instruments (continued)

considered while concluding the DLOM for this purpose by management, which includes but not limited to, use of various put option pricing models such as the Finnerty Model, Asian Put Model and the Chaffe Model. Management also considers liquidity date assumptions, implied volatilities of a portfolio of comparable companies after making suitable necessary adjustments, among other factors to arrive at the DLOM. Management considers 20% to 36% to reflect reasonably possible range for alternative assumptions of DLOM while estimating fair value of the Parent Company’s equity shares. A change in DLOM% would have an inverse relationship to the fair value of the embedded derivative, i.e., a higher DLOM would lead to reduction in the fair value of the embedded derivative. A shift (+/-) of 1% in DLOM would therefore change the fair value (inversely) of the embedded derivative by USD 0.80 million with the resultant impact on the statement of profit or loss.

19 Segment information

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the CODM in deciding how to allocate resources to an individual segment and in assessing performance. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Group has determined that it operates as one operating segment.

The Group operates in multiple geographical locations namely in Egypt, Kenya, Pakistan, United Arab Emirates, Kingdom of Saudi Arabia, and Jordan. The Parent Company is domiciled in British Virgin Islands. The following information presents operating results information regarding operating segment for the six-month period ended 30 June 2021 and asset information regarding operating segment as at 30 June 2021 for the domicile country and the rest of the world.

	Domicile – Egypt USD	Rest of the world USD	Total USD
Six-month period ended 30 June 2021
Results for the year
Revenue	9,752,605	3,163,651	12,916,256

General and administrative expenses	(4,105,324)	(29,924,119)	(34,029,443)
Total comprehensive loss	(5,779,433)	(74,741,963)	(80,521,396)

Six-month period ended 30 June 2020
Results for the year
Revenue	6,952,191	1,333,559	8,285,750

General and administrative expenses	(2,856,828)	(3,904,938)	(6,761,766)
Total comprehensive loss	(4,642,060)	(10,605,677)	(15,247,737)

	Domicile – Egypt USD	Rest of the world USD	Total USD
At 30 June 2021
Total assets	16,167,506	18,621,026	34,788,532
Total liabilities	4,064,863	70,536,754	74,601,617

At 31 December 2020
Total assets	16,207,690	8,549,060	24,756,750
Total liabilities	4,290,061	2,056,429	6,346,490

Swvl Inc. and its subsidiaries

Notes to the condensed interim consolidated financial statements

For the six-month period ended 30 June 2021 (continued)

20 Subsequent events

20.1 Business combination

On 28 July 2021, the Parent Company and Queen’s Gambit Growth Capital, a special purpose acquisition company (“SPAC”) listed on the Nasdaq Capital Market (“NASDAQ”), and certain other parties have entered into a definitive agreement for a business combination that would result in the Group becoming a publicly listed company upon completion of the aforementioned transaction. The transaction is expected to generate gross proceeds of up to approximately USD 445 million, which includes a USD 100 million fully committed private placement of common shares of the combined company (the “PIPE”), a portion of which has been advanced to the Group pursuant to exchangeable notes as further described below. The implied, fully diluted equity value of the combined company is approximately USD 1.5 billion, subject to redemptions by the SPAC’s public shareholders, with existing Parent Company shareholders expected to own approximately 65% of the combined company (“Pivotal Holdings”).

On 25 August 2021, certain PIPE investors have pre-funded to the Group a portion of USD 35.5 million of the aggregate PIPE subscription raised in connection with the proposed business combination.

In accordance with the executed subscription agreements, the investors that pre-funded the PIPE have purchased exchangeable notes of the Parent Company. At the closing of the Group’s business combination with the SPAC, each exchangeable note will be automatically exchanged for shares of the combined company at an exchange price of USD 8.50 per share. Upon the issuance of the exchangeable notes, the amount pre-funded by each participating investor reduces their remaining respective commitment in the PIPE.

20.2 Acquisition of controlling interest in a Europe-based mass transit platform provider

On 19 August 2021, the Group signed a definitive SPA to acquire a controlling interest of 55% in Shotl, a mass transit platform that partners with municipalities and corporations to provide on-demand bus and van services across Europe, Latin America and Asia-Pacific. The total value of the purchase is approximately USD 4.6 million. The transaction is subject to the finalisation of agreement requirements and applicable SPA clauses. Payments to be made for the acquisition are disclosed in Note 12.

In addition to the above, the Group subsequently provided Shotl with a USD 100,000 payment in exchange for a convertible note on 26 August 2021.

20.3 Amendment to ESOP

The Group issued share-based payment awards to employees starting May 2017 to select employees. While there was a mutual understanding with the employees regarding the terms of the award, its formal approval was pending. In June 2019, the Board of Directors adopted a draft version of Swvl Inc.’s 2019 Share Option Plan (the Plan) and a draft version of the sample award agreement for granting of options to employees as identified by the Management, up to 3,936 shares. The Board of Directors also ratified all awards issued prior to its adoption of draft documents.

Subsequently on 28 July 2021, the Board of Directors approved the formal terms and conditions of these awards. The Board of Directors further resolved to increase the authorised Common B Shares from 3,936 shares to 6,115. The total authorised shares as at the date of the authorisation of these condensed interim consolidated financial statements is 64,381 shares.

Swvl Inc. and its subsidiaries

Notes to the condensed interim consolidated financial statements

For the six-month period ended 30 June 2021 (continued)

20 Subsequent events (continued)

20.4 Issuance of convertible notes

On 15 November 2021, the Group has issued a convertible note with principal amount of USD 5 million with a maturity date of 5 September 2022, convertible either into common or preferred shares of the Parent Company upon maturity or immediately prior to a merger or consolidation with a special purpose acquisition company depending on certain criteria detailed in the convertible note’s agreement.

The interest rate varies to be (i) a rate of 0% per annum from the date of issuance until the date of a business combination agreement termination, and (ii) at any time thereafter, and in respect of all amounts raised by the Group in the Series, a rate of 6.5% per annum.

20.5 Acquisition of controlling interest in an Argentina-based mass transit platform provider

On 16 November 2021, the Group signed a stock purchase agreement to acquire a controlling interest of 51% in Viapool Inc., a company engaged in the development, implementation and commercialization of new mobility and transport systems, including different services and connecting travellers with buses and private cars in Argentina. The total value of the purchase price is approximately USD 4.5 million. The transaction is subject to the finalisation of agreement requirements and applicable stock purchase agreement clauses.

The Group anticipates the payments to be made for the acquisition as follows:

•	USD 1 million in cash, payable by the Group at closing date of the acquisition;

•	USD 0.5 million in Pivotal Holdings shares on the date set out on the stock purchase agreement or in cash in the event that the de-SPAC process has been definitively terminated;

•	USD 2.5 million in cash, payable ten business days counted as from the earlier of (a) March 31, 2022, or (b) the Completion of the de-SPAC process;

•	A maximum of USD 0.5 million in cash, payable subject to achieving certain revenue level as outlined in the stock purchase agreement.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Swvl Inc.

Opinion on the financial statements

We have audited the accompanying consolidated financial position of Swvl Inc. (the “Parent Company”) and its subsidiaries (together the “Group”) as of December 31, 2020 and 2019, the related consolidated statement of comprehensive income, consolidated statement of changes in equity and the consolidated statement of cash flows for each of the two years in the year ended December 31, 2020, and the related notes to the consolidated financial statements (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in accordance with International Financial Reporting Standards (IFRS), as issued by International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton Audit and Accounting Limited (Dubai Branch)

We have served as the Group’s auditor since 2020

Dubai, United Arab Emirates

September 24, 2021

Swvl Inc. and its subsidiaries

Consolidated statement of financial position

	Note	At 31 December 2020 USD	At 31 December 2019 USD	At 1 January 2019 USD
ASSETS
Non-current assets
Property and equipment	6	509,789	420,407	52,051
Right-of-use assets	14.1	863,645	1,110,486	65,130
Deferred tax assets	24.2	9,913,707	6,758,003	1,379,451

		11,287,141	8,288,896	1,496,632

Current assets
Trade and other receivables	7	2,860,116	1,825,036	1,484,874
Prepaid expenses and other current assets	8	224,670	163,912	—
Advances to shareholders	26	36,091	—	—
Cash and cash equivalents	9	10,348,732	15,332,928	8,516,854

		13,469,609	17,321,876	10,001,728

Total assets		24,756,750	25,610,772	11,498,360

EQUITY AND LIABILITIES
EQUITY
Share capital	10	88,881,717	62,504,145	15,951,758
Employee share scheme reserve	11	3,318,292	489,297	55,953
Foreign currency translation reserve	12	860,374	1,168,808	14,183
Accumulated losses		(74,650,123)	(44,924,921)	(9,665,520)

Total equity		18,410,260	19,237,329	6,356,374

LIABILITIES
Non-current liabilities
Provision for employees’ end of service benefits		164,511	—	—
Lease liabilities	14.2	625,864	776,186	38,427

		790,375	776,186	38,427

Current liabilities
Accounts payable, accruals and other payables	13	3,938,603	4,182,560	4,487,984
Current tax liabilities		1,314,793	1,043,574	588,872
Lease liabilities	14.2	302,719	371,123	26,703

		5,556,115	5,597,257	5,103,559

Total liabilities		6,346,490	6,373,443	5,141,986

Total equity and liabilities		24,756,750	25,610,772	11,498,360

The accompanying notes from page F-69 to F-115 are an integral part of these consolidated financial statements.

Swvl Inc. and its subsidiaries

Consolidated statement of comprehensive income

		For the year ended 31 December
	Note	2020 USD	2019 USD
Revenue	16	17,312,286	12,351,546
Cost of sales	17	(26,413,704)	(33,783,534)

Gross loss		(9,101,418)	(21,431,988)

General and administrative expenses	18	(18,583,735)	(10,757,537)
Selling and marketing costs	19	(4,727,415)	(8,347,644)
Provision for expected credit losses	7	(728,856)	(325,708)
Other expenses	21	(245,428)	(61,300)

Operating loss		(33,386,852)	(40,924,177)

Finance income	22	589,750	356,861
Finance cost	23	(83,804)	(70,637)

Loss for the year before tax		(32,880,906)	(40,637,953)

Tax	24	3,155,704	5,378,552

Loss for the year		(29,725,202)	(35,259,401)

Basic loss per share	25	(538)	(809)
Diluted loss per share	25	(538)	(809)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(308,434)	1,154,625

Total comprehensive loss for the year		(30,033,636)	(34,104,776)

The accompanying notes from page F-69 to F-115 are an integral part of these consolidated financial statements.

Swvl Inc. and its subsidiaries

Consolidated statement of changes in equity

	Note	Share capital USD	Employee share scheme reserve USD	Foreign currency translation reserve USD	Accumulated losses USD	Total equity USD
As at 1 January 2019		15,951,758	55,953	14,183	(9,665,520)	6,356,374
Total comprehensive loss for the year
Loss for the year		—	—	—	(35,259,401)	(35,259,401)
Other comprehensive income for the year		—	—	1,154,625	—	1,154,625

		—	—	1,154,625	(35,259,401)	(34,104,776)

Issuance of shares	10	47,052,387	—	—	—	47,052,387
Cancelation of shares	10	(500,000)	—	—	—	(500,000)
Employee share scheme reserve	11	—	433,344	—	—	433,344

As at 31 December 2019		62,504,145	489,297	1,168,808	(44,924,921)	19,237,329

As at 1 January 2020		62,504,145	489,297	1,168,808	(44,924,921)	19,237,329

Total comprehensive loss for the year
Loss for the year		—	—	—	(29,725,202)	(29,725,202)
Other comprehensive income for the year		—	—	(308,434)	—	(308,434)

		—	—	(308,434)	(29,725,202)	(30,033,636)

Issuance of shares	10	26,377,572	—	—	—	26,377,572
Employee share scheme	11	—	2,828,995	—	—	2,828,995

As at 31 December 2020		88,881,717	3,318,292	860,374	(74,650,123)	18,410,260

The accompanying notes from page F-69 to F-115 are an integral part of these consolidated financial statements.

Swvl Inc. and its subsidiaries

Consolidated statement of cash flows

		For the year ended 31 December
	Note	2020 USD	2019 USD
Loss for the year before tax		(32,880,906)	(40,637,953)
Adjustments for:
Depreciation of property and equipment	6	123,603	20,276
Depreciation of right-of-use assets	14	363,809	232,791
Provision for expected credit losses	7	728,856	325,708
Provision for employees’ end of service benefits		164,511	—
Employee share-based payments charges	11	2,828,995	433,344

		(28,671,132)	(39,625,834)
Changes in working capital:
Trade and other receivables		(1,791,335)	(837,746)
Prepaid expenses and other current assets		(60,758)	(163,912)
Accounts payable, accruals and other payables		(257,751)	186,070
Current tax liabilities		271,219	454,702
Advances to shareholders		(36,091)	—

Net cash outflow from operating activities		(30,545,848)	(39,986,720)

Cash flows from an investing activity
Purchase of property and equipment	6	(212,985)	(388,632)

Net cash outflow from an investing activity		(212,985)	(388,632)

Cash flows from financing activities
Increase in share capital	10	26,377,572	47,052,387
Cancellation of shares	10	—	(500,000)
Finance lease liabilities paid, net of accretion		(335,694)	(195,968)

Net cash inflow from financing activities		26,041,878	46,356,419

Net (decrease)/ increase in cash and cash equivalents		(4,716,955)	5,981,067
Cash and cash equivalents at the beginning of the year		15,332,928	8,516,854
Effects of exchange rate changes on cash and cash equivalents		(267,241)	835,007

Cash and cash equivalents at the end of the year	9	10,348,732	15,332,928

Non-cash financing and investing activities:

Acquisition of right-of-use assets – Note 14.1

Shares issued to employees under the Employee Share Scheme – Note 11

The accompanying notes from page F-69 to F-115 are an integral part of these consolidated financial statements.

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019

1 Establishment and operations

Swvl Inc. (the “Parent Company”) is a business company limited by shares incorporated under the laws of the British Virgin Islands and registered on 17 May 2017. The registered office of the Company is at P.O. Box 173, Kingston Chambers, Road Town, Tortola, the British Virgin Islands.

The consolidated financial statements as at 31 December 2020 consist of the Parent Company and its subsidiaries (together referred to as the “Group”). The Group’s principal head office is located in The Offices 4, One Central, Dubai World Trade Centre, Street 1, Dubai, United Arab Emirates.

The Group operates multimodal transportation networks in Egypt, Pakistan and Kenya that offer access to transportation options through the Group’s platform and mobile-based application. The Group operates a technology platform that uses a widespread transportation network in Egypt, Pakistan, and Kenya. The Group uses leading technology, operational excellence and product expertise to operate transportation services on predetermined routes. The Group develops and operates proprietary technology applications supporting a variety of offerings on its platform (“platform(s)” or “Platform(s)”). The Group provides transportation services through contracting with other service providers (or transportation operators). Riders are collectively referred to as “end-user(s)” or “consumer(s)”. The drivers are referred to as “captain(s).”

1.1 Consolidated subsidiaries

The below mentioned subsidiaries are either legally and/or beneficially owned and/or controlled by the Parent Company as it is exposed to, or has right to, variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the subsidiaries. In certain cases, the Group is required to have a resident as one of the shareholders besides the Parent Company to comply with local laws and regulations. However, in such cases, the Group continues to remain the economic beneficiary of the shareholding held by such resident shareholder and therefore is said to have “beneficial ownership” of such non-controlling interests.

Company name	Country of incorporation	Legal ownership %			Principal business activities
		31-Dec-20	31-Dec-19	1-Jan-19
Swvl for Smart Transport Applications and Services LLC	Egypt	99.80%	99.80%	99.80%	Providing a technology platform to enable passenger transportation.
Swvl Technologies (Pakistan) Ltd.	Pakistan	99.99%	99.99%	N/A
Swvl NBO Limited (i)	Kenya	100%	100%	N/A
Swvl Technologies Ltd.—Kenya	Kenya	100%	N/A	N/A
Swvl Technologies FZE (ii)	UAE	—	N/A	N/A
Swvl Global FZE (ii)	UAE	—	—	N/A	Headquarters and management activities

(i)

The Parent Company’s subsidiary Swvl NBO Limited transferred its business including operations, certain assets and liabilities to another subsidiary of the Parent Company, Swvl Technologies Limited (Kenya) on 1 December 2020. Management intends to retain Kenya based operations under Swvl Technologies Limited (Kenya) and liquidate Swvl NBO Limited.

(ii)

The Parent Company’s subsidiaries Swvl Global FZE and Swvl Technologies FZE were legally owned by one of the Group’s shareholders, and the legal ownership of both subsidiaries has been subsequently transferred to the Parent Company during 2021, whereas Swvl Global FZE is 100% owned by the Parent

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

1 Establishment and operations (continued)

1.1 Consolidated subsidiaries (continued)

Company, and Swvl Technologies FZE is 100% owned by Swvl Global FZE. In 2020 and 2019, these subsidiaries have been consolidated based on the beneficial ownership and effective control.

1.2 Subsequent expansions

Subsequent to the year ended 31 December 2020, the Group has expanded its operations to the Kingdom of Saudi Arabia and Jordan.

On 19 August 2021, the Group signed a definitive Share Purchase Agreement (“SPA”) to acquire a controlling interest of 55% in Shotl Transportation, S.L. (“Shotl”), a mass transit platform that partners with municipalities and corporations to provide on-demand bus and van services across Europe, Latin America and Asia-Pacific. The total value of the purchase is approximately USD 4.6 million as further detailed in Note 30.2. The transaction is subject to the finalisation of agreement requirements and applicable SPA clauses.

2 Summary of significant accounting policies

The principal accounting policies applied by the Group in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). They have been prepared under the historical cost convention except for share-based payments which are measured at fair value with reference to the equity instruments issued. Income and expenses have been accounted for using the accrual basis.

Revision for revenue disclosure

The Group revised its presentation of revenue from contracts with customer in the current and prior periods to conform to required disclosures per IFRS 15. The Group had presented a non-IFRS measure in the form of gross revenue which included selective variable considerations, and this has been removed. Further, the Group now has disaggregated revenue by stream and by geographical location, in accordance with IFRS 15. This revision is not material to the financial statements.

2.2 Going concern

Management of the Group (“Management”) has assessed the going concern assumptions of the Group during the preparation of these consolidated financial statements which includes considerations of the impact of Covid-19. The Group had net losses of USD 29,725,202 for the year ended 31 December 2020 (USD 35,259,401 for the year ended 31 December 2019), accumulated losses of USD 74,650,123 as at 31 December 2020 (USD 44,924,921 as at 31 December 2019), and negative operating cash flows of USD 30,545,848 for the year ended 31 December 2020 (USD 39,986,720 for the year ended 31 December 2019). Notwithstanding these results, Management believes there are no events or conditions that give rise to doubt the ability of the Group to continue as a going concern for a

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

2 Summary of significant accounting policies (continued)

2.2 Going concern (continued)

period of twelve months after the preparation of the consolidated financial statements. The assessment includes knowledge of the Group’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of the strategic plan and budget, including expected developments in liquidity and capital from definitive agreements entered into (Notes 30.1 and 30.3), were considered. Consequently, it has been concluded that adequate resources and liquidity to meet the cash flow requirements for the next twelve months are present, and it is reasonable to apply the going concern basis as the underlying assumption for the consolidated financial statements.

2.3 Covid-19

The onset of the Covid-19 pandemic during the first quarter of 2020 and the lockdowns introduced by governments across the Group’s markets have had an impact on the Group’s business. After initial disruption, the overall business performance started showing signs of recovery from the third quarter of 2020. The economic uncertainty caused by the Covid-19 pandemic and the extent to which the Covid-19 pandemic will continue to impact the Group’s business, operations and financial results, including the duration and magnitude of such effects, will depend on numerous unpredictable factors.

Management has considered the effects of Covid-19 lockdowns along with other related events and conditions, and they have not hampered the Group’s ability to expand its scale of operations. While certain sectors were negatively impacted, the Group has received further investment during the financial year ended 31 December 2020 from the issuance of Class D-1 shares, and has further raised investment subsequent to the year end from the definitive agreements it has entered into (Note 30.1 and 30.3). Management have determined that Covid-19 does not create conditions that cast significant doubt upon the Group’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

2.4 Statement of compliance

These are the Group’s first consolidated financial statements prepared in accordance with IFRSs implying application of IFRS 1 “First-time adoption of International Financial Reporting Standards”. In preparing these consolidated financial statements, the Group’s opening statement of financial position was prepared as at 1 January 2019, the Group’s date of transition to IFRS.

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the accounting policies. The areas involving a higher degree of complexity, or areas where judgements, assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2.5 Initial application of a standard, amendment or an interpretation to existing standards

i) New standards, amendments to published approved accounting and reporting standards and interpretations which are effective during the year:

Certain new or amended standards are applicable for the current reporting period ended 31 December 2020. The consolidated financial statements are the Group’s first set of financial statements prepared in accordance with

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

2 Summary of significant accounting policies (continued)

2.5 Initial application of a standard, amendment or an interpretation to existing standards (continued)

i) New standards, amendments to published approved accounting and reporting standards and interpretations which are effective during the year (continued):

IFRS. The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2019:

•	IFRS 16 ‘Leases’

•	Prepayment Features with Negative Compensation – Amendments to IFRS 9 ‘Financial Instruments’

•	Annual Improvements to IFRS Standards 2015 – 2017

•	Cycle Plan Amendment, Curtailment or Settlement – Amendments to IAS 19 ‘Employee Benefits’

•	Interpretation 23 Uncertainty over Income Tax Treatments

•	Definition of Material – amendments to IAS 1 and IAS 8

•	Definition of a Business – amendments to IFRS 3

•	Interest Rate Benchmark Reform – amendments to IFRS 9, IAS 39 and IFRS 7

•	Revised Conceptual Framework for Financial Reporting

ii) Standards, amendments to published standards and interpretations that are not yet effective and have not been early adopted by the Group

Certain new accounting standards and interpretations as detailed below, have been published that are not yet effective for reporting periods beginning on or after 1 January 2020 and have not been early adopted by the Group. The Group intends to adopt the below standards, if applicable, when they become effective (the effective date for the below standards is annual periods beginning on or after 1 January 2022).

•	Annual improvements—IFRS 1—‘First-time Adoption of IFRS’

•	Amendments to IFRS 3—‘Business combinations’

•	Annual improvements—IFRS 9—‘Financial instruments’

•	Annual improvements—IFRS 16—‘Leases’

•	Amendments to IAS 1—‘Presentation of financial statements’ on classification of liabilities

•	Amendments to IAS 16—‘Property, plant and equipment’

•	Amendments to IAS 37 ‘Provisions, contingent liabilities and contingent assets’

2.6 Basis of consolidation

i) Subsidiaries

The consolidated financial statements comprise the financial statements of the Parent Company and its subsidiaries. A subsidiary is an entity over which the Group has control. Control is achieved when the Group is exposed or has rights to variable returns from its involvement in the entity and has the ability to affect those returns through its powers over the entity.

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

2 Summary of significant accounting policies (continued)

2.6 Basis of consolidation (continued)

i) Subsidiaries (continued)

Specifically, the Group controls an entity if and only if the Group has:

•	power, over the entity (i.e. existing rights that give it the current ability to direct the relevant activities of the entity);

•	exposure, or rights, to variable returns from its involvement with the entity; and

•	the ability to use its powers over the entity to affect its returns.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Financial statements of the subsidiaries are prepared for the same reporting year as the Group.

ii) Transactions eliminated on consolidation

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognised in assets are also eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

2.7 Foreign currencies

i) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The functional currencies of the entities in Egypt, Kenya, Pakistan and the United Arab Emirates are the Egyptian Pound, Pakistani Rupee, Kenyan Shilling, and United Arab Emirates Dirham respectively.

Subsidiaries determine their own functional currency and items included in the financial statements of these companies are measured using that functional currency. These consolidated financial statements are presented in USD which is the Group’s presentation currency. All financial information presented in USD has been rounded to the nearest dollar, except when otherwise indicated.

ii) Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currency of Group entities at the spot exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the spot exchange rate at that date.

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction. Foreign currency differences arising on translation are generally recognised in the consolidated statement of comprehensive income, except for investment securities designated at fair value through other comprehensive income, where the exchange translation is recognised in the consolidated statement of comprehensive income.

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

2 Summary of significant accounting policies (continued)

2.7 Foreign currencies (continued)

iii) Foreign operations

The assets and liabilities of foreign operations are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates at the dates of the transactions or an appropriate average rate. Equity elements are translated at the date of the transaction and not retranslated in subsequent periods.

Foreign currency differences are recognised in other comprehensive income and presented in the foreign currency translation reserve (‘foreign exchange reserve’) in equity.

2.8 Property and equipment

Recognition and measurement

Items of property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Capital work in progress is stated at cost and subsequently transferred to assets when it is available for use. Cost of an item of property and equipment comprises its acquisition cost including borrowing costs and all directly attributable costs of bringing the asset to working conditions for its intended use. Such costs include the cost of replacing part of the plant and equipment when that cost is incurred, if the recognition criteria are met. Repair and maintenance costs are recognised in the consolidated statement of comprehensive income (within profit and loss) as incurred. Depreciation is computed using the straight-line method based on the estimated useful lives of assets as follows:

Years
Furniture, fittings and equipment	3–5
Leasehold improvements	5

The assets’ residual values and useful lives are reviewed and adjusted, if appropriate, at each financial year end to determine whether there is an indication of impairment. If any such indicator exists, an impairment loss is recognised in the consolidated statement of comprehensive income (within profit and loss). For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount, as detailed in the impairment section of this note below.

An item of property and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of comprehensive income (within profit and loss) in the year the asset is derecognised.

Subsequent costs

The cost of replacing part of an item of property or equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of the day-to-day servicing of property and equipment are recognised in the

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

2 Summary of significant accounting policies (continued)

2.8 Property and equipment (continued)

Subsequent costs (continued)

consolidated statement of comprehensive income as incurred. Subsequently, any gains or losses on disposal of assets are recognised in the consolidated statement of comprehensive income.

Impairment

The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If such indications exist and where the carrying values exceed the estimated recoverable amounts, the assets are written down to the recoverable amounts.

Reversal of impairment is affected in the case of indications of a change in recoverable amount and is recognised in comprehensive income, however, is restricted to the net book value of the asset had there been no impairment.

2.9 Intangible assets

Internally generated software development costs

The Group invests a substantial cost in development of its software and enhancement of its product platforms. Expenditure on research activities is recognised in the consolidated statement of comprehensive income as incurred. The costs associated with the development of new or substantially improved products or modules are capitalized when the following criteria are met:

•	Technical feasibility to complete the development;

•	Management intent and ability to complete the product and use or sell it;

•	The likelihood of success is probable;

•	Availability of technical and financial resources to complete the development phase;

•	Costs can be reliably measured; and

•	Probable future economic benefits can be demonstrated.

The technical feasibility of the Group’s internally developed software or modules is not proven until significant development risks are resolved by testing working models and pre-launch versions. The software or modules, by then, are ready to be deployed in a live environment. Therefore, software development costs meeting the capitalization criteria are insignificant and have been charged to the consolidated statement of comprehensive income as incurred. However, the Group continues to assess these costs for capitalization eligibility on an ongoing basis at a project level.

2.10 Financial instruments

2.10.1 Financial assets

The financial assets consists of the following:

i)	Cash and cash equivalents; and

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

2 Summary of significant accounting policies (continued)

2.10 Financial instruments (continued)

2.10.1 Financial assets (continued)

ii)	Trade and other receivables—the Group’s customers include individuals (Regular and Travel) and corporate customers (TaaS)

•	Regular—individual riders (not corporate customers) on intracity routes;

•	Travel—individual riders (not corporate customers) on intercity routes; and

•	Transport as a Service (‘TaaS’)—customised transport services to corporate customers

Individual customers—the individual customer pays for the transportation services through the end-users’ authorised payment method (i.e. either through cash or through the application). When payment is made through the application (i.e. through the credit/debit card configured by the end-user in the application or through third party electronic payment solutions) and the fare charge has not yet been settled with third party payment processors, this causes a negative balance to appear in the customer wallet which is a receivable for the Group. There is a maximum limit to the customer wallet exclusively defined for each territory. The customer is required to settle the amount before booking further riders through the Group’s platform; and

Corporate customers—the corporate customers are billed on a monthly basis. In cases where the transactions have been completed and the amounts owed by the corporate customers have either been invoiced or are unbilled as of the reporting date, these are recognised as trade receivables by the Group.

Classification

The Group classifies its financial assets, which consists of cash and cash equivalents and trade and other receivables and to be measured at amortised cost.

The classification is driven on the Group’s business model for managing the financial assets where the financial assets are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Management determines the classification of its investment at initial recognition.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at Fair Value Through Profit or Loss (FVTPL):

•	the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise to cash flows on specified date that are solely payments of principal and interest on the principal amount outstanding.

Recognition and measurement

i) Trade and other receivables

Trade and other receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, in which case they are recognised at fair value. The Group holds

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

2 Summary of significant accounting policies (continued)

2.10 Financial instruments (continued)

2.10.1 Financial assets (continued)

Recognition and measurement (continued)

i) Trade and other receivables (continued)

the trade and other receivables with the objective to collect contractual cash flows and, therefore, measures them subsequently at amortised cost using effective interest method subject to credit loss impairment.

ii) and cash equivalents

Cash and cash equivalents include cash on hand, cash held in current and savings accounts, deposits held at call with financial institutions, and other short-term and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Derecognition of financial assets

The Group derecognises financial assets when the contractual right to the cash flows from the financial assets expires, or when it transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risk and rewards of the ownership of the financial assets are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Impairment of financial assets

The Group has two types of financial assets that are subject to IFRS 9’s Expected Credit Loss (“ECL”) provisioning model:

•	trade and other receivables; and

•	cash and cash equivalents

i) Trade and other receivables

For trade and other receivables, the Group has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Group calculates the ECL based on the Group’s historical credit loss experience, adjusted for forward-looking factors specific to the customer and the economic environment.

The default definition determined by the Group in accordance with IFRS 9 is as follows:

•	Corporate customers - the Group considers a corporate customer to be in default when it is overdue for more than 180 days for Egypt and for more than 90 days for Pakistan, Kenya and UAE; and

•	Individual customers – the Group considers an individual customer to be in default when it is overdue for more than 90 days.

The amount of the provision is charged to the consolidated statement of comprehensive income. Trade and other receivables considered irrecoverable are written-off.

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

2 Summary of significant accounting policies (continued)

2.10 Financial instruments (continued)

2.10.1 Financial assets (continued)

Impairment of financial assets (continued)

ii) Cash and cash equivalents

Cash and cash equivalents are subject to ECL allowance in accordance with IFRS 9. As the cash and cash equivalents are held in banks with high credit rating, the ECL is estimated to be immaterial.

2.10.2 Financial liabilities

Recognition and measurement – Accounts payable, accruals other payables

Accounts payable, accruals other payables consist of amounts payable to captains or operators and other vendors, accrued expenses, advance from riders and taxes payable.

Accounts payable, accruals other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. These are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liability.

Derecognition of financial liability

The Group derecognises a financial liability when its contractual obligations are discharged, cancelled, or expired.

2.10.3 Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted by the accounting standards, or for gains and losses arising from a group of similar transactions.

2.11 Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability; or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Group. The fair value of an asset or liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

2 Summary of significant accounting policies (continued)

2.11 Fair value (continued)

asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurement are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1: quoted market price (unadjusted) in an active market for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability; either directly or indirectly.

Level 3: inputs that are unobservable inputs for the asset or liability.

2.12 Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash held in current and savings accounts, deposits held at call with financial institutions, and other short-term and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.13 Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity.

Preferred shares

Preferred shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity. Preferred shares have similar rights to ordinary shares, in addition to rights of conversion into ordinary shares at a certain conversion ratio at any time, liquidation preferences, and the right to participate in non-liquidation asset distribution events.

2.14 Employees’ end of service benefits

The Group provides end of service benefits to its employees in the United Arab Emirates as required by the UAE Labour Law. The entitlement to these benefits is based upon the employees’ final salary and length of service, subject to the completion of a minimum service period. The expected costs of these benefits are accrued over the

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

2 Summary of significant accounting policies (continued)

2.14 Employees’ end of service benefits (continued)

period of employment. Management considers these as long-term obligations and, accordingly, this obligation has been classified as a non-current liability. At each reporting date, Management assesses the impact of accounting for the provision at present value under IAS 19 ‘Employee benefits’ while considering forward-looking factors such as the employees’ expected salary increases and expected length of future service. Management has determined that the difference between accounting for the provision for employees’ end of service benefits in accordance with UAE Labour Law compared to IAS 19 to be immaterial to the Group’s consolidated financial statements.

2.15 Defined contribution plans

In Kenya, the Group has a defined contribution plan as required by relevant local laws.

The Group contributes to Kenya’s National Social Security Fund. This is a defined contribution scheme registered under the National Social Security Fund Act. The Group’s obligation under the scheme is limited to specific contributions legislated from time to time, per month per employee. The Group’s contributions are charged to the consolidated statement of comprehensive income in the year to which they relate. The Group has no further obligation once the contributions have been paid.

2.16 Leases

The Group adopted IFRS 16 using the simplified modified approach with an effective date as of the beginning of the fiscal year, 1 January 2019. Under the simplified modified transition approach, the Group records lease liabilities and right-of-use assets as at 1 January 2019. Lease liabilities are calculated as the discounted value of remaining minimum lease payments as of 1 January 2019.

Right-of-use assets recorded as at 1 January 2019 is equal to the lease liabilities determined as at 1 January 2019 adjusted for any initial direct costs, prepaid lease expense and lease incentives received by the Group.

The Group leases office spaces in multiple locations. In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	applying a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases;

•	excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application; and

•	using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Group as a lessee

i) Identifying a lease

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

2 Summary of significant accounting policies (continued)

2.16 Leases (continued)

Group as a lessee (continued)

i) Identifying a lease (continued)

To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

•	The contract involves the use of an identified asset;

•	The Group has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and/or

•	The Group has the right to direct the use of the asset.

In assessing whether a lessee is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, the Group considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Group revises the lease term if there is a change in the non-cancellable period of a lease.

For determination of the lease term, the Group reassesses whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that:

•	is within the control of the Group; and

•

affects whether the Group is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group can allocate the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease component, where applicable. For existing office rental contracts in multiple locations, the Group does not opt to segregate the lease and non-lease component as such non-lease components are inseparable in the contract and are insignificant in comparison to the overall lease payment.

At the commencement date, the Group recognises a right-of-use asset and a lease liability presented separately on the consolidated statement of financial position.

ii) Short-term leases and leases of low-value assets

The Group has elected not to recognise right-of-use assets and lease liabilities to short term leases that have a lease of 12 months or less and leases of low-value assets when new. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

iii) Right-of-use assets

The Group’s right-of-use assets include rental of office space across different locations of operation in Egypt, Kenya, Pakistan, and United Arab Emirates.

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

2 Summary of significant accounting policies (continued)

2.16 Leases (continued)

Group as a lessee (continued)

iii) Right-of-use assets (continued)

The right-of-use asset is initially recognised at cost comprising of:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date, less any lease incentives received;

•	any initial direct costs incurred by the Group; and

•

an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. These costs are recognised as part of the cost of the right-of-use asset when the Group incurs an obligation for these costs. The obligation for these costs is incurred either at the commencement date or as a consequence of having used the underlying asset during a particular period.

After initial recognition, the Group amortises the right-of-use asset over the term of the lease. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

iv) Lease liability

The lease liability is initially recognised at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security, and conditions. The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased. After initial recognition, the lease liability is measured by (a) increasing the carrying amount to reflect interest on the lease liability; (b) reducing the carrying amount to reflect the lease payments made; and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Where, (a) there is a change in the lease term as a result of the reassessment of certainty to exercise an option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, if that rate can be readily determined, or its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined. Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in future lease payments resulting from a change in an index or a rate used to determine those payments, including a change to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate,

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

2 Summary of significant accounting policies (continued)

2.16 Leases (continued)

Group as a lessee (continued)

iv) Lease liability (continued)

unless the change in lease payments results from a change in floating interest rates. In such cases, the Group uses a revised discount rate that reflects changes in the interest rate.

The Group recognises the amount of the re-measurement of the lease liability as an adjustment to the right-of-use asset. Where the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the re-measurement in the consolidated statement of comprehensive income (within profit and loss).

The Group exercises the exemptions available to apply a portfolio approach to their leases when assessing application of the discount rate and lease term.

The Group accounts for a lease modification as a separate lease if both:

•	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

•

the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

2.17 Provisions

Provisions are recognised when the Group has a legal or constructive obligation as a result of past events, and it is probable that outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. Provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation at the end of the reporting period, using a rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.18 Share-based payments

Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments i.e. equity-settled transactions. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Note 11.

That cost is recognised in employee benefits expense, together with a corresponding increase in equity (employee share scheme reserve), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

2 Summary of significant accounting policies (continued)

2.18 Share-based payments (continued)

consolidated statement of comprehensive income for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

The Group has issued share-based payment awards, for which “grant date” is not achieved, due to the absence of a formal approval of the terms and conditions of the grant that reflect the intent of this long-term incentive scheme. The services provided by the employees prior to the grant date counts towards the vesting period of the awards. Therefore, the cost of awards is recognised in advance of the grant date, over the period services are rendered by the employees, by estimating the fair value of the equity instruments at the end of each reporting period. The grant date will be achieved subsequently, as the formal terms and conditions (which were finalised by the Board of Directors of the Parent Company (the “Board of Directors”) in July 2021) are communicated and clarified with the employees.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expense of an award unless there are also service and/or performance conditions.

No expense is recognised for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognised is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through comprehensive income.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings/(loss) per share.

2.19 Revenue recognition

The Group derives its revenue principally from end-users who use the Group’s platform to access routes predetermined by the Group. Revenue for transport represents the gross amount of fees charged to the end user for these services. Costs incurred with captains for transportation are recorded in cost of sales.

The end-user contracts with the Group to utilize the Group’s network of independent operators and individual captains to deliver the transportation services. The Group enters into contracts with the end-users that define the price for each ride and payment terms. The Group’s acceptance of the ride request establishes enforceable rights and obligations for each contract. By accepting the end-user’s ride request, the Group has responsibility for transportation of the end user from origin to destination. The Group enters into separate contracts with

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

2 Summary of significant accounting policies (continued)

2.19 Revenue recognition (continued)

independent operators and is responsible for payment to the operator/individual captains regardless of the payment by the end user.

The Group operates their business under the following models:

•	Regular—transportation services provided to individual riders (not corporate customers) on intracity routes;

•	Travel—transportation services provided to individual riders (not corporate customers) on intercity routes; and

•

Transport as a Service (‘TaaS’)—customised transport services to corporate customers where the corporate customer defines the authorised end users of the service and pre-agrees the pick-up and drop-off point(s) with the Group.

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable. The principle for revenue recognition is based on the five steps in accordance with IFRS 15 as follows:

•	Identify the contract with the customer;

•	Identifying the performance obligations in the contract;

•	Determine the transaction price;

•	Allocating the transaction price to the performance obligations in the contract; and

•	Recognising revenue when (or as) the Group satisfies a performance obligation.

Principal versus agent considerations

The Group evaluates the presentation of revenue on a gross versus net basis based on whether they control the service provided to the end-user and are the principal in the transaction (gross), or they arrange for other parties (operators and individual captains) to provide the service to the end-user and are the agent in the transaction (net).

The Group considers itself a principal for the transportation services because it controls the services provided to riders. The control over the services provided to riders is demonstrated through the following key considerations:

•	The Group determines the routes on which the transportation services are operated which includes deciding on the pickup and drop off points;

•	The Group reserves the right to assign the routes to the captains;

•	The Group reserves the right to decide the fares and the captain does not have the right to amend the fare;

•

The captains are entitled to a fixed fee irrespective of the ride fare collected on a particular route whereas the Group is entitled to the entire ride fare revenue. There is no cost-plus arrangement or revenue sharing arrangement with the captain or the operator;

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

2 Summary of significant accounting policies (continued)

2.19 Revenue recognition (continued)

Principal versus agent considerations (continued)

•	The Group has complete discretion over assigning the buses to the various business models;

•	The Group is responsible for accepting or rejecting the ride request once placed on the platform. There is no involvement of the captain in this process;

•	The credit risk is borne entirely by the Group. The Group pays the consideration due to the operators or captains irrespective of whether the rider has paid the ride fare.

•	The riders associate the Group as a primary obligor in the arrangement as the identity of the captains is not disclosed to the end-users;

•	The Group assumes responsibility for receiving and resolving the complaints registered by the end-users over the quality of the service;

•	The Group defines the quality standards, provides training to the captains and inspects vehicles to ensure that service provided meet the expectations of end-users;

•	The captain has no share in the cancellation fee paid by the end-users;

•	Any tips paid by the end-user are not covered by the contractual arrangement of the service arrangement; and

•	Any incentives and discounts given to the end-users are entirely determined by the Group.

Performance obligation and recognition of revenue

As the Group is acting as a principal in accordance with IFRS 15 (as discussed above), the Group considers the end-users to be its customers. The sole performance obligation of the Group is to provide transportation services to the end-users by integrating the use of the Swvl platform and a network of captains and buses registered on the platform. The end-users are charged for using transportation services (i.e. fare charges net off the discounts and incentives) and are given various incentives (discussed below). The Group recognises revenue when its performance obligation towards the end-users has been satisfied, i.e. when the ride is completed. It is at this point in time that the end-user becomes liable to transfer the due consideration to the Group.

End-user discounts and promotions

The Group offers discounts and promotions to end-users to encourage use of the transportation services provided by the Group. These are offered in various forms and include:

•

Targeted discounts and promotions: these discounts and promotions are offered to specific end-users in a market to acquire, re-engage, or generally increase end-users’ use of the platform. An example of a specific end-user discount is the discount given to a new user on the first ride booked using the Group’s platform. The end-user does not provide the Group with a distinct good or service against these promotions and discounts; therefore the Group deducts the amount of these discounts from the transaction price while recognising revenue. Furthermore, as the discount is provided at the completion of the ride when the Group has satisfied the performance obligation and the rider pays for the ride, no liability in relation to the issued discount schemes (i.e. promotion codes) is recognised at the time of revenue recognition.

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

2 Summary of significant accounting policies (continued)

2.19 Revenue recognition (continued)

End-user discounts and promotions (continued)

•

Free credits: this is specific to the end-users using the Travel service (intercity routes) to encourage booking a two-way trip between the cities with Swvl. A credit is transferred to the end-users’ wallet on the application after the completion of the first trip that the end-user can consume while paying for the return trip. As the Group provides the discount that is to be used in the future by the end-user, this is recognised as a liability until either it is redeemed by the end-user or the validity period of such credit lapses. However, this liability is not recognised when it is immaterial.

•

Referrals—these referrals are earned when an existing end-user (the referring end-user) refers a new end-user (the referred end-user) to the platform and the new end-user books their first ride on the platform. These referrals are typically paid in the form of a credit given to the referring end-user. Therefore, as the existing end-user provides a distinct good or service against the end-user referral discounts, therefore, the existing end-user is deemed to provide growth and marketing services to the Group. As a result of this, the end-user referrals are recognised as selling and marketing costs.

•

Market-wide promotions—these promotions are pricing actions in the form of discounts that reduce the end-user fare charged to end-users for all or substantially all rides in a specific market. Accordingly, the Group records the cost of these promotions as a reduction of revenue when the performance obligation is satisfied and revenue is recognised, i.e. when the ride is completed.

Sales refunds and waivers

The Group has a policy which entitles the end-users to register complaints regarding quality of service within a certain number of days. Once registered, the Group assesses the complaint and decides whether the end-users are entitled to a refund (“Sales waivers”). The Group defers a portion from the fare and recognises it as refund liability at the completion of every ride. Upon the conclusion of refund claims or when the time to register such complaints lapses, the refund liability is reversed against revenue or cash (or customer wallet). However, the refund liability is not recognised when it is immaterial. The riders are entitled to a full or partial refund upon the cancellation of trips (“Sales refunds”). These Sales refunds are accounted for as a reversal of revenue at the time of recognition.

2.20 Earnings/(loss) per share

Basic earnings/(loss) per share amounts are calculated by dividing the profit/(loss) of the Group by the weighted average number of ordinary shares in issue during the financial period.

Diluted earnings/(loss) per share adjusts the figures used in the determination of basic earnings / (loss) per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

2.21 Taxes

Current income taxes

The Group provides for income taxes in accordance with IAS 12. As the Parent Company is incorporated in the British Virgin Islands, profits from operations of the Parent Company are not subject to taxation. However,

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

2 Summary of significant accounting policies (continued)

2.21 Taxes (continued)

Current income taxes (continued)

certain subsidiaries of the Parent Company are based in taxable jurisdictions and are therefore liable for tax. Income tax on the profit or loss for the year comprises current and deferred tax on the profits of these subsidiaries. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in countries where the Group operates and generates taxable income.

Management periodically evaluates the position taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretations and establishes provision where appropriate.

Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognised for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; or

•

temporary differences related to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

2.22 Segment reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Group’s Chief Executive Officer is the Group’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Group has determined that it operates as one operating segment.

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

3 Financial risk management objectives and policies

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Management reviews and agrees on policies for managing each of these risks which are summarised below:

a) Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, interest and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

b) Interest rate risk

Interest rate risk is the risk that the Group’s earnings will be affected as a result of fluctuations in the value of financial instruments due to changes in market interest rates. The Group does not have any borrowings which are exposed to interest rate risk. The Group has certain financial assets that generate interest income, however the Group is not exposed to material interest rate risk on these financial assets.

c) Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group is not exposed in its transactions denominated in AED as it is pegged against USD. The Group’s significant exposure by currency are as follows:

	Cash and cash equivalents	Trade and other receivables	Accounts payable, accruals and other payables	Total
	USD	USD	USD	USD
31 December 2020
EGP	3,544,692	2,495,855	(2,863,323)	3,177,224
KES	376,829	43,586	(331,403)	89,012
PKR	342,662	317,346	(209,317)	450,691

	4,264,183	2,856,787	(3,404,043)	3,716,927

31 December 2019
EGP	7,365,825	1,716,967	(2,108,558)	6,974,234
KES	197,496	69,889	(565,023)	(297,638)
PKR	340,072	38,180	(466,153)	(87,901)

	7,903,393	1,825,036	(3,139,734)	6,588,695

1 January 2019
EGP	1,249,832	1,484,874	(4,246,119)	(1,511,413)

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

3 Financial risk management objectives and policies (continued)

c) Currency risk (continued)

The following are exchange rates applied during the year in respect of currencies where the Group has significant exposures to currency risk:

	Spot rate			Average rate
	At 31 December		At 1 January	At 31 December		At 1 January
	2020	2019	2019	2020	2019	2019
EGP	15.78	16.09	17.96	15.86	16.85	16.85
KES	109.27	101.44	101.93	106.57	102.11	102.11
PKR	159.83	154.85	138.90	161.90	149.90	149.90

Sensitivity analysis

A 10% strengthening/(weakening) of the following currency against USD currency at 31 December would have increased/(decreased) financial instruments by USD equivalent amounts shown below:

	At 31 December		At 1 January
	2020	2019	2019
	USD	USD	USD
Strengthening
EGP to USD	311,602	697,423	(151,141)
KES to USD	8,901	(29,764)	—
PKR to USD	45,069	(8,790)	—
Weakening
EGP to USD	(311,602)	(697,423)	151,141
KES to USD	(8,901)	29,764	—
PKR to USD	(45,069)	8,790	—

d) Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from currency risk or interest rate risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

The Group is not exposed to price risk at reporting date as it has no financial instruments which are sensitive to market prices.

e) Credit risk

Credit risk is a risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade and other receivables and cash and cash equivalents held with banks.

The Groups’ exposure to credit risk is influenced mainly by the individual characteristics of each counterparty. However, Management also considers the factors that may influence the credit risk of its counterparties, including the default risk of the industry and the country in which counterparties operate.

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

3 Financial risk management objectives and policies (continued)

e) Credit risk (continued)

The carrying value of the financial assets represents the maximum credit exposure, which is as follows:

Exposure to credit risk

	At 31 December		At 1 January
	2020	2019	2019
	USD	USD	USD
Cash at bank	10,348,732	15,332,928	8,516,854
Trade and other receivables
-Corporate customers	2,596,637	1,628,105	1,484,874
-Individual customers	189,253	105,766	—
-Other receivables	74,226	91,165	—
Advances to shareholders	36,091	—	—

	13,244,939	17,157,964	10,001,728

(i) Expected credit losses on trade receivables

As at 31 December 2020

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	1,713,633	552,498	299,314	171,872	213,247	86,431	44,492	331,806	3,413,293
Loss rate	8.03%	15.16%	18.48%	21.85%	45.82%	53.20%	68.70%	98.91%	23.93%

Expected credit losses	137,603	83,752	55,305	37,546	97,716	45,984	30,567	328,183	816,656

As at 31 December 2019

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	1,213,367	169,297	118,650	193,895	26,826	87,824	73,307	26,418	1,909,584
Loss rate	4.00%	16.00%	21.00%	29.00%	39.00%	53.00%	69.00%	75.00%	15.00%

Expected credit losses	47,174	26,553	24,606	55,951	10,401	46,725	50,365	19,704	281,479

Totals of expected credit losses as a percentage of the exposure may not tie due to percentage rounding.

(ii) Expected credit losses on customer wallet receivables

As at 31 December 2020

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	—	—	85,259	—	35,753	24,514	28,009	275,741	449,276
Loss rate	—	—	—	—	22.50%	31.50%	45.00%	84.01%	57.88%

Expected credit losses	—	—	—	—	8,044	7,722	12,604	231,653	260,023

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

3 Financial risk management objectives and policies (continued)

e) Credit risk (continued)

Exposure to credit risk (continued)

(ii) Expected credit losses on customer wallet receivables (continued)

As at 31 December 2019

Days outstanding	Current	0 – 30	31 – 60	61 – 90	91 – 120	121 – 150	151 – 180	180+	Total
Exposure at default	—	—	23,519	—	16,446	19,832	43,276	69,037	172,110
Loss rate	—	—	—	—	22.50%	31.50%	45.00%	53.48%	38.55%

Expected credit losses	—	—	—	—	3,700	6,247	19,474	36,923	66,344

Totals of expected credit losses as a percentage of the exposure may not tie due to percentage rounding.

Movement in the provision for expected credit losses in respect of trade and other receivables during the year were as follows:

	2020	2019
	USD	USD
At 1 January	347,823	22,115
Provision made during the year, net	728,856	325,708

At 31 December	1,076,679	347,823

(iii) Expected credit losses on other financial assets

Credit risk is managed on a Group basis. For banks and financial institutions, only independently rated parties with a minimum rating of BB+’ are accepted. The Group considers ‘low credit risk’ in relation to the bank balances as they have a low risk of default supported by high credit rating carried by a major credit rating agency. These financial institutions have a strong capacity to meet its contractual cash flow obligations in the near term.

f) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with its financial liabilities. Liquidity requirements are monitored on a daily basis and management ensures that sufficient cash and cash equivalents are available to meet their commitments for liabilities as they fall due.

The Group’s liquidity management involves projecting cash flows and considering the level of liquid assets necessary to meet these, monitoring liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

3 Financial risk management objectives and policies (continued)

f) Liquidity risk (continued)

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to contractual maturity dates excluding the impact of netting agreements. The amounts disclosed in the table below are the contractual undiscounted cash flows.

	Maturity up to one year	Maturity after one year	Total
	USD	USD	USD
31 December 2020
Accounts payable, accruals and other payables	3,938,603	—	3,938,603
Lease liabilities	302,719	625,864	928,583

	4,241,322	625,864	4,867,186

31 December 2019
Accounts payable, accruals and other payables	4,182,560	—	4,182,560
Lease liabilities	371,123	776,186	1,147,309

	4,553,683	776,186	5,329,869

1 January 2019
Accounts payable, accruals and other payables	4,487,984	—	4,487,984
Lease liabilities	26,703	38,427	65,130

	4,514,687	38,427	4,553,114

g) Capital risk management

The Group’s objective when managing capital is to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefit for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Group manages its capital structure and makes adjustments to it in the light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders or issue new shares. Management seeks to maintain a balance between higher returns and a sound capital position.

4 Critical accounting judgments and estimates

The preparation of the Group’s consolidated financial statements in conformity with the above requirements requires Management to make certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revision to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of asset or liability affected in future periods. Such estimates and assumptions are as follows:

a) Leases

(i) Determination of lease term

IFRS 16 requires the Group to assess the lease term as the non-cancellable lease term in line with the lease contract together with the period for which the Group has extension options which the Group is reasonably

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

4 Critical accounting judgments and estimates (continued)

a) Leases (continued)

(i) Determination of lease term (continued)

certain to exercise and the periods for which the Group has termination options for which the Group is not reasonably certain to exercise those termination options. The Group assesses the options to extend or terminate their leases offices in multiple locations across Egypt, Kenya, Pakistan and United Arab Emirates. Management has not assessed the lease extension term where such clauses are required to be mutually agreed between the Group and the lessor. In cases where the lease extension is solely at the discretion of the Group as a lessee, Management is reasonably certain that such leases will not be renewed beyond the non-cancellable lease term and no extension options have been exercised.

(ii) Discount rate

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security, and conditions.

b) Deferred tax asset

Deferred tax is recognised and provides for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax reflects the manner of recovery of underlying assets and is measured at the prevailing tax rates that are expected to be applied to the temporary differences when they reverse. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilized. Deferred tax assets are reviewed periodically and reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets have been recognised by a certain subsidiary of the Group on their trading losses where utilisation is probable, given that there are probable future taxable profits to offset against these losses. The Group continuously reviews the recoverability of the deferred tax asset for any significant changes to these assumptions. The details of the deferred tax asset recognised on unused tax losses is disclosed in Note 24.2.

c) Share-based payments

The Group issued share-based payment awards to employees starting from May 2017. While there was a mutual understanding with the employees regarding the terms of the award, its formal approval was pending, and therefore “grant date” was not achieved. The grant date will be achieved on an “exit event” which includes “merger, consolidation, sale of assets, or other change in control of the Parent Company, or otherwise in accordance with the terms of the Option Rules and the Award agreement”. However, the cost of awards is recognised in advance of the grant date, over the period services are rendered by the employees, by estimating the fair value of the equity instruments at the end of each reporting period to comply with the requirements of IFRS.

The award’s terms include a condition that the employees would be eligible to exercise their vested options only on an exit event occurring. If an employee leaves the Group before the exit event, the employee could exercise

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

4 Critical accounting judgments and estimates (continued)

c) Share-based payments (continued)

options on a pro-rata basis (based on the length of time that the employee has served since the award was granted). The probability of an exit event occurring is a non-vesting condition and is included in the fair value of the awards, which charge is amortised over the period services are rendered by the employees.

d) ECL assumptions

The Group estimates the expected credit loss under the simplified approach using a provision matrix which applies the relevant loss rates to the outstanding trade receivable balances (i.e. an aged analysis). Different loss rates are determined depending on the number of days that the trade and other receivables are outstanding. Depending on the diversity of the end-user base, the Group uses appropriate groupings (known as customer segments) based on homogeneous risk characteristics.

The estimates mainly involve the following:

•	Determining appropriate customer segments—Estimating the risk characteristics and concluding whether a group of customers will exhibit similar loss patterns in the future;

•	Appropriateness of historical loss rates—Estimating whether the macroeconomic outlook for the prior periods is consistent with the current outlook or if any adjustment is needed;

•

Default definition—Management defines its policy of what is considered as a default which is consistent with the internal credit risk management policy of the Group. The default definition includes the impact of qualitative factors wherever necessary; and

•

Forward-looking analysis—Management assesses whether in the past, there has been a plausible relationship between the macroeconomic indicators and the historical loss patterns. In case there is a plausible relationship and a strong correlation, Management estimates the impact of the future economic outlook on the loss patterns based on forecasted statistics.

The Group uses a simplified approach which includes a provision matrix for large portfolio of customers which have similar risk characteristics (through ‘determining appropriate customer segments’ discussed above) to calculate expected credit losses (ECL) for trade receivables and other receivables based on the Group’s historical observed default rates, derived from the number of days past due for various customer segments that have similar loss patterns. These historical observed default rates are then adjusted for forward-looking information through the forward looking analysis discussed above.

The assessment of the correlation between historical observed default rates, forecast economic conditions and resulting ECL is a significant estimate. The amount of ECL is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of the customer’s actual default in the future.

5 First time adoption of IFRS

For all years up to and including the year ended 31 December 2020, the Group had not prepared its consolidated financial statements. As noted in Note 2, these consolidated financial statements are the Group’s first consolidated financial statements and are prepared in accordance with IFRS.

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

5 First time adoption of IFRS (continued)

Accordingly, the Group has prepared its consolidated financial statements in compliance with applicable IFRS as at 31 December 2020, together with the comparative period as at 31 December 2019 and 1 January 2019, date of first time adoption of IFRS. In preparing these consolidated financial statements, the Group’s opening statement of financial position was prepared as at 1 January 2019, the Group’s date of transition to IFRS.

Certain optional exemptions have been availed by the Group in preparing these consolidated financial statements in accordance with IFRS 1 from full retrospective application of IFRS as follows:

•

The Group has elected to apply the “optional exemptions” under IFRS 16 to measure the lease liability and right of use asset as at 1 January 2019 using the simplified modified approach. The Group has further elected to:

•	apply a single discount rate to a portfolio of leases with reasonably similar characteristics; and

•	apply the short term and low value leases exemption as applicable to their leases.

•	The Group has elected to apply the “optional exemption” under IAS 21 to set the cumulative translation differences to zero on the transition date.

6 Property and equipment

	Furniture, fittings and equipment	Leasehold improvements	Total
	USD	USD	USD
Cost
At 1 January 2019	25,827	31,877	57,704
Additions	285,355	103,277	388,632
Disposals	—	—	—

At 31 December 2019	311,182	135,154	446,336
Additions	192,976	20,009	212,985
Disposals	—	—	—

At 31 December 2020	504,158	155,163	659,321

Accumulated depreciation
At 1 January 2019	2,235	3,418	5,653
Charge for the year	12,705	7,571	20,276
Disposals	—	—	—

At 31 December 2019	14,940	10,989	25,929
Charge for the year	109,777	13,826	123,603
Disposals	—	—	—

At 31 December 2020	124,717	24,815	149,532

Net book value
At 31 December 2020	379,441	130,348	509,789

At 31 December 2019	296,242	124,165	420,407

At 1 January 2019	23,592	28,459	52,051

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

6 Property and equipment (continued)

Depreciation is allocated as detailed below:

	2020	2019
	USD	USD
General and administrative expenses (Note 18)	(123,603)	(20,276)

	(123,603)	(20,276)

7 Trade and other receivables

	At 31 December		At 1 January
	2020	2019	2019
	USD	USD	USD
Trade receivables	3,413,293	1,909,584	1,506,989
Customer wallet receivables	449,276	172,110	—
Less: provision for expected credit losses	(1,076,679)	(347,823)	(22,115)

Tax receivables	25,052	—	—
Other receivables	49,174	91,165	—

	2,860,116	1,825,036	1,484,874

Trade receivables are non-interest bearing and are generally on up to 60 days terms. It is not the practice of the Group to obtain collateral over trade receivables and are therefore, unsecured.

Provision for expected credit losses for receivables consists of the following:

	At 31 December		At 1 January
	2020	2019	2019
	USD	USD	USD
Provision for expected credit losses for trade receivables	(816,656)	(281,479)	(22,115)
Provision for expected credit losses for customer wallet receivables	(260,023)	(66,344)	—

	(1,076,679)	(347,823)	(22,115)

The movement in provision for expected credit losses are as follows:

	2020	2019
	USD	USD
At 1 January	347,823	22,115
Charge during the year	728,856	325,708

At 31 December	1,076,679	347,823

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

8 Prepaid expenses and other current assets

	At 31 December		At 1 January
	2020 USD	2019 USD	2019 USD
Prepaid expenses	203,024	163,912	—
Advances to suppliers	21,646	—	—

	224,670	163,912	—

9 Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise the following:

	At 31 December		At 1 January
	2020	2019	2019
	USD	USD	USD
Cash at banks	7,648,482	7,080,329	8,516,854
Cash sweep account (i)	2,700,250	3,902,820	—
Treasury bills with one month maturity (ii)	—	4,349,779	—

	10,348,732	15,332,928	8,516,854

(i)

Cash sweep account consists of highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash with 24 hours’ notice with no loss of interest. These investments generate interest and dividend income as disclosed in Note 22. The average rate of interest and dividend income represented are insignificant.

(ii)	The treasury bill held by the Group as at 31 December 2019 (issued by the Egyptian Government) had an original maturity of 1 month, bearing an average interest rate of 12% per annum.

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

	At 31 December		At 1 January
	2020 USD	2019 USD	2019 USD
Cash and cash equivalents	10,348,732	15,332,928	8,516,854
Lease liabilities	(928,583)	(1,147,309)	(65,130)

	9,420,149	14,185,619	8,451,724

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

10 Share capital

The authorised share capital of the Parent Company consists of 62,202 shares as at 31 December 2020 (31 December 2019: 55,232 shares) of no par value.

10.1 Authorised capital

	At 31 December		At 1 January
	2020	2019	2019
	Number of shares
Authorised share capital
Common A shares	15,000	15,000	15,000
Common B shares	3,936	3,936	1,666
Class A shares	5,555	5,555	5,555
Class B shares	7,756	7,756	7,450
Class C shares	8,186	8,186	5,631
Class D shares	14,799	14,799	—
Class D-1 shares	6,970	—	—

	62,202	55,232	35,302

Subsequent to year end in July 2021, the Board of Directors’ resolved to increase the authorised Common B Shares from 3,936 shares to 6,115. The total authorised shares as at the date of the authorisation of these consolidated financial statements are 64,381 shares.

10.2 Share capital, subscribed and paid-up capital

	At 31 December		At 1 January
	2020	2019	2019
	Number of shares
Issued share capital
Common A shares	12,666	12,666	15,000
Common B shares	552	552	—
Class A shares	5,555	5,555	5,555
Class B shares	7,756	7,756	7,450
Class C shares	8,186	8,186	5,631
Class D shares	14,799	14,799	—
Class D-1 shares	6,970	—	—

	56,484	49,514	33,636

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

10 Share capital (continued)

10.2 Share capital, subscribed and paid-up capital (continued)

Movement in share capital, subscribed and paid-up capital

	Number of shares	Total value in USD
Balance as at 1 January 2019	33,636	15,951,758
Issuance of Common B shares	552	—
Issuance of Class B shares	306	206,260
Issuance of Class C shares	2,555	4,754,642
Issuance of Class D shares	14,799	42,091,485
Cancelation of Common A shares	(2,334)	(500,000)

Balance as at 31 December 2019	49,514	62,504,145

Balance as at 1 January 2020	49,514	62,504,145
Issuance of shares – Class D-1	6,970	26,377,572

Balance as at 31 December 2020	56,484	88,881,717

10.3 Rights of share classes

•	Common Shares A and Common Shares B are ordinary shares, with the exception that Common Shares B are non-voting.

•

Class A, Class B, Class C, Class D, and Class D-1 shares are preferred shares that are (i) convertible into Common Shares A at the respective Conversion Ratio at any time, (ii) have a liquidation preference, and (iii) have the right to participate in non-liquidation asset distribution events.

11 Employee share-based payments

The Group issued share-based payment awards to employees starting May 2017 to select employees. While there was a mutual understanding with the employees regarding the terms of the award, and the formal approval was pending. In June 2019, the Board of Directors adopted a draft version of Swvl Inc’s 2019 Share Option Plan (the Plan) and a draft version of the sample award agreement for granting of options to employees as identified by the Management, up to 3,936 shares. The Board of Directors also ratified all awards issued prior to its adoption of draft documents. Although the formal terms and conditions were subsequently approved by the Board of Directors in July 2021, the grant date will be achieved when these are communicated and clarified with the employees. However, employees have rendered services to the Group based on mutual understanding, and this counts towards employees meeting their service conditions.

Under the Plan, 25% of the options vest annually from the issue date. These options are exercisable up to 10 years from the issue date, but only if an “exit event” as defined in the Plan occurs. An employee that leaves the Group before an exit event has occurred could exercise options on a pro-rata basis (based on the length of time that the employee has served since the award was granted).

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

11 Employee share-based payments (continued)

When exercisable, each option is convertible into one Common Share B. The exercise price of the options is based on the fair value of shares as determined in the immediately previous round of financing.

	2020		2019
	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options
	USD		USD
At 1 January	2,203	1,926	867	508
Issued during the year (i)	3,559	2,267	2,688	1,418
Exercised during the year (ii)	—	(552)	—	—
Forfeited during the year	2,961	(683)	—	—
Lapsed/expired during the year	—	—	—	—

At 31 December	3,478	2,958	2,208	1,926

Vested and exercisable	1,894	585	815	128

(i)

Since the grant date is achieved only in the future on the “exit event” while the vesting period commences when awards are issued to employees, the disclosure considers “number of awards issued” in place of “number of awards granted”.

(ii)	The weighted average share price at the date of exercise of options exercised during the year ended 31 December 2020 was $0 (31 December 2019 – N.A., 1 January 2019 – N.A.).

Share options outstanding at the end of each year have the following expiry date and exercise prices:

	At 31 December		At 1 January
	2020	2019	2019
Number of options	2,958	1,926	508

Range of exercise price	$540 - $3,781	$0 - $2,844	$0 - $1,861

Range of expiry dates	January 2030 – December 2030	January 2029 – December 2029	May 2027 – November 2028

Weighted average remaining contractual life (in years)	8.95	9.33	9.49

Since the grant date is not achieved, the options are fair valued using an estimate of fair value of options on equity at the end of each reporting period using Monte Carlo simulation that takes into account the exercise price, the term of the option, the impact of dilution (where material), the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the option, and the correlations and volatilities of the peer group companies. The fair value of the options was as follows:

Strike price	31 December 2020	31 December 2019	1 January 2019
$0	2,353.60	1,372.92	717.41
$540	2,121.06	1,163.35	567.79
$645	2,075.66	1,122.44	538.57
$1,861	1,552.37	662.44	245.04
$2,844	1,160.23	409.39	—
$3,781	878.90	—	—

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

11 Employee share-based payments (continued)

The following assumptions are used in calculating the fair values of the options:

Particulars	31 December 2020	31 December 2019	1 January 2019
Expected weighted average volatility (%)	60%	40%	40%
Expected dividends (%)	0%	0%	0%
Expected term (in years)	1.25	2.29	3.12
Risk free rate (%)	0.10%	1.58%	2.5%
Market price	2,353.60	1,372.92	717.41

The volatility has been measured as the standard deviation of quoted share prices of comparable peer entities over the last one year from each respective/expected grant date.

Total expenses arising from share-based payment transactions recognised in the consolidated statement of comprehensive income as part of employee benefit expense was USD 2,828,995 for the year ended 31 December 2020 (USD 433,344 for the year ended 31 December 2019).

12 Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income, as described in Note 2.7 (iii), and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

The following table represents the movement of the foreign currency translation reserve during the year:

Foreign currency reserve USD
At 1 January 2019	14,183
Currency translation difference	1,154,625

At 31 December 2019	1,168,808
Currency translation difference	(308,434)

At 31 December 2020	860,374

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

13 Accounts payable, accruals and other payables

	At 31 December		At 1 January
	2020	2019	2019
	USD	USD	USD
Financial items
Accounts payables	1,057,599	1,356,585	3,894,621
Captain payables	289,426	2,096,644	593,363
Accrued expenses	31,727	14,886	—
Other payables	36,243	4,292	—

	1,414,995	3,472,407	4,487,984
Non-financial items
Advances from individual customers (e-wallets) (i)	2,523,608	710,153	—

Total accounts payable, accruals and other payables	3,938,603	4,182,560	4,487,984

(i)	Advances from individual customers (e-wallets) are used by customers against future bookings, therefore, the Group does not expect to repay these amounts.

14 Lease liabilities and right-of-use assets

The Group has assessed whether a contract is, or contains, a lease as at 1 January 2019. The Group’s lease environment includes rental of office space across different locations of operation in Egypt, Kenya, Pakistan, and United Arab Emirates. As noted in Note 5—the Group has elected optional exemptions available under IFRS 16 to:

•	calculate the lease liability and right of use asset prospectively using the simplified modified approach;

•	apply a single discount rate to a portfolio of leases with reasonably similar characteristics; and

•	apply the short term and low value leases exemption as applicable to their leases.

Office leases

The Group has leased office space across different locations of operations with lease terms ranging from 1—5 years. The Group has determined the non-cancellable lease term for individual leases based on the requirements under IFRS 16 and considering the options available to extend the lease agreement or not to terminate the lease agreements.

Lease term

The Group’s contractual arrangements with the lessors generally contain lease term extension and early termination options that are to be mutually agreed upon between the lessor and the Group. Certain other leased office spaces contractually allow the lease agreement to be extended or terminated beyond the non-cancellable period solely upon the Group’s discretion.

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

14 Lease liabilities and right-of-use assets (continued)

Low value leases

The Group has not identified any low value leases for the year ended 31 December 2020. The tables below show the Group’s right of use asset and lease liability as at the reporting date:

14.1 Right-of-use assets

	At 31 December
	2020	2019
	USD	USD
Balance as at 1 January	1,110,486	65,130
Additions during the year	116,968	1,278,147
Depreciation charge for the year	(363,809)	(232,791)

Balance as at 31 December	863,645	1,110,486

14.2 Lease liabilities

	At 31 December
	2020	2019
	USD	USD
Balance as at 1 January	1,147,309	65,130
Additions during the year	116,968	1,278,147
Accretion of interest	83,804	70,637
Repayments	(419,498)	(266,605)

Balance as at 31 December	928,583	1,147,309

Maturity analysis

	At 31 December
	2020	2019
	USD	USD
Less than one year (current)	302,719	371,123
One to five years (non-current)	625,864	776,186

Lease liabilities as at 31 December	928,583	1,147,309

Amounts recognised in the consolidated statement of comprehensive income:

	31 December
	2020	2019
	USD	USD
Interest expense on lease liabilities	(83,804)	(70,637)
Depreciation for right-of-use assets	(363,809)	(232,791)

	(447,613)	(303,428)

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

15 Contingencies and commitments

Other than lease commitments disclosed under lease liabilities (Note 14), the Group does not have any other commitments or contingencies as at 31 December 2020 and 2019.

Subsequent capital commitments

On 19 August 2021, the Group signed a definitive SPA to acquire a controlling interest of 55% in Shotl as further detailed in Note 30.2. The total value of the purchase is approximately USD 4.6 million and the transaction is subject to the finalisation of agreement requirements and applicable SPA clauses.

The Group anticipates the payments to be made for the acquisition as follows:

•	USD 1 million in Pivotal Holdings (as defined in Note 30.1) shares at closing of the SPAC transaction;

•	approximately USD 1 million in cash at closing of acquisition;

•	approximately USD 1 million in cash 6 months after closing of the acquisition;

•	approximately USD 1 million in cash 12 months after closing of the acquisition; and

•	approximately USD 0.6 million in cash payable 18 months after closing and satisfaction of certain revenue and grants earn-out condition.

In addition to the above, the Group has subsequently provided Shotl with a USD 100,000 convertible note on 26 August 2021.

16 Revenue

The Group derives its revenue principally from end-users who use the Group’s platform to access routes predetermined by the Group. Revenue for transport services represents the total amount of fees charged to the end user for these services, net of certain items as disclosed in Note 2.19 and further detailed in the revenue reconciliation table below.

The Group’s core product is our business to customer (“B2C”) offering. Using our platform, we provide riders with a network of minibuses and other vehicles that operate on fixed and semi-fixed routes throughout the cities we serve, both intercity and intracity. Revenue from B2C constitutes a single performance obligation and the Group has determined that this is satisfied at a point in time.

In addition to B2C offerings, the Group offers a business to business (“B2B”) product. Swvl Business enables our corporate customers (as well as schools and municipalities) to use Swvl’s technology and platform to optimize the commute and travel programs they operate for their employees (and students). Revenue from B2B constitutes a single performance obligation and the Group has determined that this is satisfied at a point in time.

Disaggregated revenue information

	For the year ended 31 December
	2020	2019
	USD	USD
Business to customer	6,642,609	5,953,186
Business to business	10,669,677	6,398,360

	17,312,286	12,351,546

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

16 Revenue (continued)

Disaggregated revenue information (continued)

The Group derives revenue from the transfer of services at a point in time. The following table presents the Group’s revenue disaggregated by geographical location. Revenue by geographical location is based on where the transaction occurred. This level of disaggregation takes into consideration how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Revenue by geographical location

	For the year ended 31 December
	2020	2019
	USD	USD
Egypt	14,981,243	12,010,701
Pakistan	1,502,884	154,818
Kenya	824,656	186,027
UAE	3,503	—

Revenue	17,312,286	12,351,546

Contract liabilities

The Group receives advances from individual customers (e-wallets), which is used by customers against future bookings. The Group does not expect to repay these amounts. A reconciliation is presented in the following table:

	2020	2019
	USD	USD
At 1 January	710,153	—
Additions during the year	17,073,186	10,365,800
Revenue recognised	(15,259,731)	(9,655,647)

At 31 December	2,523,608	710,153

The Group has no contract assets or unbilled revenue balances.

17 Cost of sales

	For the year ended 31 December
	2020	2019
	USD	USD
Captain costs	(23,720,753)	(31,287,527)
Captain bonuses, net of deductions	(1,159,717)	(2,326,497)
Captain deductions	569,008	1,209,819
Tolls and fines	(2,102,242)	(1,379,329)

	(26,413,704)	(33,783,534)

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

18 General and administrative expenses

	For the year ended 31 December
	2020	2019
	USD	USD
Staff costs (Note 20)	(11,257,729)	(4,110,436)
Other expenses	(1,610,598)	(2,575,656)
Professional fees	(1,603,846)	(1,487,090)
Technology costs	(1,033,047)	(708,308)
Telephone and internet	(604,470)	(266,568)
Outsourced employees’ expenses	(517,695)	(59,242)
Travel and accommodation	(394,572)	(67,482)
Deprecation of right-of-use assets (Note 14.1)	(363,809)	(232,791)
Office expenses	(233,832)	(131,238)
IT and business tools	(230,024)	(146,593)
Insurance	(202,840)	—
Rent expense	(130,532)	(192,898)
Depreciation of property and equipment (Note 6)	(123,603)	(20,276)
Customer experience costs	(104,743)	(264,903)
Bank fees	(54,613)	(50,450)
Expansion expenses	(35,704)	(421,700)
Events	(28,468)	(39,150)
Utilities	(26,890)	(877)
Entertainment	(11,321)	(17,196)
Foreign exchange (losses)/gains	(8,430)	54,079
General expenses	(6,969)	(18,762)

	(18,583,735)	(10,757,537)

19 Selling and marketing expenses

	For the year ended 31 December
	2020	2019
	USD	USD
Growth marketing expenses	(2,418,005)	(3,908,499)
Offline marketing expenses	(928,431)	(3,542,096)
Staff costs (Note 20)	(1,297,236)	(527,210)
Referrals	(83,743)	(45,460)
Stamp taxes on marketing activities	—	(324,379)

	(4,727,415)	(8,347,644)

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

20 Staff costs

	For the year ended 31 December
	2020	2019
	USD	USD
Salaries and other benefits	(9,561,459)	(4,204,302)
Share-based payments charges (Note 11)	(2,828,995)	(433,344)
Employee end of service benefits	(164,511)	—

	(12,554,965)	(4,637,646)

Staff costs are allocated as detailed below:

	2020	2019
	USD	USD
General and administrative expenses (Note 18)	(11,257,729)	(4,110,436)
Selling and marketing expenses (Note 19)	(1,297,236)	(527,210)

	(12,554,965)	(4,637,646)

21 Other expenses

	For the year ended 31 December
	2020	2019
	USD	USD
Non-recoverable VAT and other indirect taxes	(236,795)	(49,715)
Others	(8,633)	(11,585)

	(245,428)	(61,300)

22 Finance income

	For the year ended 31 December
	2020	2019
	USD	USD
Interest income	546,872	303,753
Dividend income	42,878	53,108

	589,750	356,861

Interest and dividend income are generated from the Group’s cash sweep account and short-term treasury bills as disclosed in Note 9.

23 Finance cost

	For the year ended 31 December
	2020	2019
	USD	USD
Lease finance charges (Note 14.2)	(83,804)	(70,637)

	(83,804)	(70,637)

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

24 Taxes

24.1 Components of provision for income taxes

The Group did not incur income tax expenses for the years ended 31 December 2020 and 2019 as it has not generated taxable income. The components of the provision for income taxes were as follows:

	For the year ended 31 December
	2020	2019
	USD	USD
Deferred tax credit	3,155,704	5,378,552

	3,155,704	5,378,552

24.2 Deferred tax asset

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes at the enacted rates. The significant components of the Group’s deferred tax assets as of the year ended indicated below were as follows:

	31 December		1 January
	2020	2019	2019
	USD	USD	USD
Deferred tax assets:
Unused tax losses	9,798,923	6,686,705	1,374,475
Tax reconciling items (ECL)	114,784	71,298	4,976

	9,913,707	6,758,003	1,379,451

	For the year ended 31 December		1 January
	2020	2019	2019
	USD	USD	USD
Deferred tax asset movement:
Deferred tax credits	3,155,704	5,378,552	1,379,451

The Group incurs taxable losses in its subsidiaries in taxable jurisdictions, namely Egypt, Kenya and Pakistan. These unused tax losses entitle the Group to a deferred tax benefit to be used against future tax expenses.

24.2.1 Egypt – Deferred tax asset recognised

The Group’s Egyptian subsidiary (Swvl for Smart Transport Applications and Services LLC) has incurred net taxable losses in the previous years of approximately USD 12.2 million, USD 23.7 million and USD 4.6 million for the years ended 31 December 2020, 2019 and 2018 respectively. Management believes it is probable that the deferred tax benefit from these unused tax losses will be recoverable based on future tax plans and projected taxable profits and has accordingly recognised the amounts in these consolidated financial statements.

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

24 Taxes (continued)

24.2 Deferred tax asset (continued)

24.2.2 Kenya and Pakistan – Deferred tax asset not recognised

The Group’s subsidiaries in Kenya and Pakistan also incurred tax losses, however Management believes that it is not probable that it will recover the deferred tax benefits of approximately USD 2.78 million and USD 2.47 million for each respective country and have accordingly not recorded the amounts in the financial statements. These tax losses expire in the following manner:

	Expires on
	31 December 2025	31 December 2024
Swvl NBO Limited (Kenya)	1,054,695	1,691,330
Swvl Technologies Limited (Kenya)	32,756	—
Swvl Technologies (Pakistan) Limited	1,473,916	999,043

	2,561,367	2,690,373

Except for unused tax losses, the Group does not have any other components which give rise to any other material deferred tax assets or liabilities.

24.3 Relationship between tax expense and accounting profit

The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the Group’s applicable tax rate as follows:

	At 31 December
	2020	2019
	USD	USD
Loss before tax	(32,880,906)	(40,637,953)
Tax using the Group’s domestic tax rate (BVI-0%)	—	—
Tax effect of:
Difference in tax rates within group entities	5,730,842	8,068,925
Unrecognised deferred tax assets	(2,561,367)	(2,690,373)

	3,169,475	5,378,552

25 Loss per share – basic and diluted

Basic loss per share has been calculated by dividing the loss for the year by the weighted average number of ordinary shares outstanding during the year.

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

25 Loss per share – basic and diluted (continued)

As at 31 December 2020, there is no dilutive effect on the basic loss per share of the Group. Loss per share is based on following:

	At 31 December
	2020	2019
	USD	USD
Loss for the year	(29,725,202)	(35,259,401)

Weighted average number of ordinary shares outstanding during the year	55,300	43,591

Loss per share - basic	(538)	(809)

Loss per share - diluted	(538)	(809)

Since the Group was in a loss position for the years ended 31 December 2020 and 2019, basic net loss per share was the same as diluted net income per share for the years presented. The potentially dilutive vested employee stock options (Note 11) were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the years presented, and the issuance of such shares is contingent upon the satisfaction of certain conditions which were not yet satisfied by 31 December 2020 and 2019.

26 Related party transactions and balances

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties include associates, parent, subsidiaries, and key management personnel or their close family members. The terms and conditions of these transactions have been mutually agreed between the Group and the related parties. To determine significance, the Group considers various qualitative and quantitative factors including whether transactions with related parties are conducted in the ordinary course of business.

Interest in subsidiaries

The details of interests in the subsidiaries with whom the Group had entered into transactions or had agreements or arrangements in place during the year are disclosed in Note 1 of the consolidated financial statements.

Compensation of key management personnel

Key management personnel of the Group comprise the Parent Company’s directors.

	At 31 December
	2020	2019
	USD	USD
Short-term employee benefits	652,175	320,871
Provision for end of service benefits	32,399	—
Share-based payments	829,746	259,236
Termination benefits	—	33,991

	1,514,320	614,098

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

26 Related party transactions and balances (continued)

Transactions with related parties

Details of transactions with related parties during the year, other than those which have been disclosed elsewhere in these consolidated financial statements, are as follows:

	At 31 December
	2020	2019
	USD	USD
Advances to shareholders	36,091	—

Cancelation of shares	—	(500,000)

Balances with related parties

The following balances are outstanding at the end of the reporting period in relation to the above transactions with related parties:

	At 31 December
	2020	2019
	USD	USD
Advances to shareholders	36,091	—

The advances to shareholders outstanding at year end are unsecured, interest free, payable on demand and have been subsequently settled in cash. No impairment charge has been recognised during the year ended 2020 and 2019 in respect of amounts owed by related parties.

27 Financial instruments by category

Financial assets as per statement of financial position

	At 31 December		At 1 January
	2020	2019	2019
	USD	USD	USD
At amortised cost
Trade and other receivables	2,860,116	1,825,036	1,484,874
Advances to shareholders	36,091	—	—
Cash and cash equivalents	10,348,732	15,332,928	8,516,854

	13,244,939	17,157,964	10,001,728

Financial liabilities as per statement of financial position

	At 31 December		At 1 January
	2020	2019	2019
	USD	USD	USD
At amortised cost
Accounts payable, accruals and other payables excluding non-financial items (i)	1,414,995	3,472,407	4,487,984
Lease liabilities	928,583	1,147,309	65,130

	2,343,578	4,619,716	4,553,114

(i)	Non-financial items include advances from individual customers (e-wallets) as disclosed in Note 13.

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

28 Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date.

The Group analyses the assets carried at fair value by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (level 2); and

•	Inputs for the asset or liability that are not based on observable market data (level 3).

The carrying amounts of the financial assets and financial liabilities approximate their fair values.

29 Segment information

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the CODM in deciding how to allocate resources to an individual segment and in assessing performance. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Group has determined that it operates as one operating segment.

The Group operates in multiple geographical locations namely in Egypt, Kenya, Pakistan and United Arab Emirates. The Parent Company is domiciled in British Virgin Islands. The following information presents operating results information regarding operating segment for the year ended 31 December 2020 and asset information regarding operating segment as at 31 December 2020 for the domicile country and the rest of the world.

	Domicile – Egypt	Rest of the world	Total
	USD	USD	USD
Year ended 31 December 2020
Results for the year
Revenue	14,981,243	2,331,043	17,312,286

Depreciation	168,266	319,146	487,412
Total comprehensive loss	(8,896,993)	(21,136,643)	(30,033,636)
Total assets	16,207,690	8,549,060	24,756,750

Year ended 31 December 2019
Results for the year
Revenue	12,010,701	340,845	12,351,546

Depreciation	168,173	84,894	253,067
Total comprehensive loss	(15,970,523)	(18,134,253)	(34,104,776)
Total assets	16,190,241	9,420,531	25,610,772

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

30 Subsequent events

30.1 Business combination

On 28 July 2021, the Parent Company and Queen’s Gambit Growth Capital, a special purpose acquisition company (“SPAC”) listed on the Nasdaq Capital Market (“NASDAQ”), and certain other parties have entered into a definitive agreement for a business combination that would result in the Group becoming a publicly listed company upon completion of the aforementioned transaction. The transaction is expected to generate gross proceeds of up to approximately USD 445 million, which includes a USD 100 million fully committed private placement of common shares of the combined company (the “PIPE”), a portion of which has been advanced to the Group pursuant to exchangeable notes as further described below. The implied, fully diluted equity value of the combined company is approximately USD 1.5 billion, subject to redemptions by the SPAC’s public shareholders, with existing Parent Company shareholders expected to own approximately 65% of the combined company (“Pivotal Holdings”).

On 25 August 2021, certain PIPE investors have pre-funded to the Group a portion of USD 35.5 million of the aggregate PIPE subscription raised in connection with the proposed business combination.

In accordance with the executed subscription agreements, the investors that pre-funded the PIPE have purchased exchangeable notes of the Parent Company. At the closing of the Group’s business combination with the SPAC, each exchangeable note will be automatically exchanged for shares of the combined company at an exchange price of USD 8.50 per share. Upon the issuance of the exchangeable notes, the amount pre-funded by each participating investor reduces their remaining respective commitment in the PIPE.

30.2 Acquisition of controlling interest in a Europe-based mass transit platform provider

On 19 August 2021, the Group signed a definitive SPA to acquire a controlling interest of 55% in Shotl, a mass transit platform that partners with municipalities and corporations to provide on-demand bus and van services across Europe, Latin America and Asia-Pacific. The total value of the purchase is approximately USD 4.6 million. The transaction is subject to the finalisation of agreement requirements and applicable SPA clauses.

The Group anticipates the payments to be made for the acquisition as follows:

•	USD 1 million in Pivotal Holdings shares at closing of the SPAC transaction;

•	approximately USD 1 million in cash at closing of acquisition;

•	approximately USD 1 million in cash 6 months after closing of the acquisition;

•	approximately USD 1 million in cash 12 months after closing of the acquisition; and

•	approximately USD 0.6 million in cash payable 18 months after closing and satisfaction of certain revenue and grants earn-out condition.

In addition to the above, the Group has subsequently provided Shotl with a USD 100,000 convertible note on 26 August 2021.

30.3 Issuance of convertible notes

During 2021, the Parent Company issued convertible notes, with aggregate principal amounts of USD 27.7 million with the maturity date of 5 September 2022, convertible either into common or preferred shares of the Parent Company upon maturity, depending on certain criteria detailed in the note agreement.

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

for the years ended 31 December 2020 and 2019 (continued)

30 Subsequent events (continued)

30.3 Issuance of convertible notes (continued)

The Parent Company intends to use the net proceeds from the issue of the convertible notes for general corporate purposes as well as to provide the Group with financial flexibility to act on strategic opportunities which may arise.

The interest rate varies to be (i) a rate of 12% per annum from the date of issuance of each convertible note, until the date on which the aggregate principal amount raised by the Parent Company reaches the predetermined benchmark, and (ii) at any time thereafter, and in respect of all amounts raised by the Parent Company, a rate of 6.5% per annum.

30.4 Amendment to ESOP

As detailed in Note 11, the Group issued share-based payment awards to employees starting May 2017 to select employees. While there was a mutual understanding with the employees regarding the terms of the award, its formal approval was pending. In June 2019, the Board of Directors adopted a draft version of Swvl Inc.’s 2019 Share Option Plan (the Plan) and a draft version of the sample award agreement for granting of options to employees as identified by the Management, up to 3,936 shares. The Board of Directors also ratified all awards issued prior to its adoption of draft documents.

Subsequently on 28 July 2021, the Board of Directors approved the formal terms and conditions of these awards. The Board of Directors further resolved to increase the authorised Common B Shares from 3,936 shares to 6,115. The total authorised shares as at the date of the authorisation of these consolidated financial statements is 64,381 shares.

ANNEX A-1

BUSINESS COMBINATION AGREEMENT

by and among

SWVL INC.,

QUEEN’S GAMBIT GROWTH CAPITAL,

PIVOTAL HOLDINGS CORP,

PIVOTAL MERGER SUB COMPANY I,

and

PIVOTAL MERGER SUB COMPANY II LIMITED

Dated as of July 28, 2021

A-i

A-ii

Exhibits

Exhibit A – Written Consents

Exhibit B – Omnibus Incentive Plan

Exhibit C – Holdings A&R Articles of Association

Exhibit D – Holdings Public Company Articles

Exhibit E – Cayman Plan of Merger

Exhibit F – BVI Plan of Merger and BVI Articles of Merger

Exhibit G – Company Surviving Company Articles

A-iii

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement, dated as of July 28, 2021 (this “Agreement”), is entered into by and among Swvl Inc., a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”), Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability (“SPAC”), Pivotal Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned Subsidiary of the Company (“Holdings”), Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability and wholly owned Subsidiary of Holdings (“Cayman Merger Sub”), and Pivotal Merger Sub Company II Limited, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned Subsidiary of SPAC (“BVI Merger Sub”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, on the SPAC Merger Date, in accordance with the Cayman Islands Companies Act (As Revised) (the “Cayman Companies Act”), SPAC will merge with and into Cayman Merger Sub (the “SPAC Merger”), with Cayman Merger Sub surviving the SPAC Merger (Cayman Merger Sub, in its capacity as the surviving company of the SPAC Merger, is sometimes referred to herein as, and from and after the SPAC Merger shall mean, the “SPAC Surviving Company”) and becoming the sole owner of all of the issued and outstanding BVI Merger Sub Common Shares;

WHEREAS, upon the terms and subject to the conditions of this Agreement, on the SPAC Merger Date and concurrently with the consummation of the SPAC Merger, and subject to the BVI Business Companies Act, 2004 (as amended, the “BVI Companies Act”), Holdings will redeem each Holdings Common Share issued and outstanding immediately prior to the SPAC Merger for par value (the “Holdings Redemption”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, following the SPAC Merger Date, on or prior to the Closing Date and prior to the Company Merger, and subject to the Cayman Companies Act and the BVI Companies Act, SPAC Surviving Company will distribute all of the issued and outstanding BVI Merger Sub Common Shares to Holdings (the “BVI Merger Sub Distribution”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, on the Closing Date and following the BVI Merger Sub Distribution, in accordance with the BVI Companies Act, BVI Merger Sub will merge with and into the Company (the “Company Merger” and, together with the SPAC Merger, the “Mergers”), with the Company surviving the Company Merger as a wholly owned Subsidiary of Holdings (the Company, in its capacity as the surviving company of the Company Merger, is sometimes referred to herein as, and from and after the Company Merger shall mean, the “Company Surviving Company”);

WHEREAS, for U.S. federal income tax purposes, (a) the parties intend that (i) the SPAC Merger and the Holdings Redemption, taken together, qualify as a “reorganization” described in Section 368(a)(1)(F) of the Code to which SPAC and Holdings are parties within the meaning of Section 368(b) of the Code and (ii) the Company Merger and the Convertible Note Conversion, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code to which Holdings and the Company are parties within the meaning of Section 368(b) of the Code (clause (a), the “Intended Tax Treatment”) and (b) the parties intend this Agreement to constitute, and this Agreement is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, Holdings, concurrently with the execution and delivery of this Agreement, is entering into subscription agreements (the “Subscription Agreements”) with certain investors (“PIPE Investors”), pursuant to which the PIPE Investors, upon the terms and subject to the conditions set forth therein, have agreed to purchase newly issued Holdings Common Shares A at a purchase price of $10.00 per share in a private placement or placements (the “Private Placements”) to be consummated on the Closing Date prior to or substantially concurrently with the consummation of the Company Merger, except as otherwise provided in the Subscription Agreements;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement, the BVI Plan of Merger, the BVI Articles of Merger and the Transactions are in the best interests of the Company, (b) approved and adopted this Agreement, the BVI Plan of Merger, the BVI Articles of Merger and the Transactions and declared their advisability, and (c) recommended that the shareholders of the Company approve and adopt this Agreement and the BVI Plan of Merger and approve the Transactions and directed that this Agreement, the BVI Plan of Merger and the Transactions be submitted for consideration by the Company’s shareholders;

WHEREAS, the Board of Directors of SPAC (the “SPAC Board”) has unanimously (a) determined that this Agreement, the Cayman Plan of Merger and the Transactions are in the best interests of SPAC, (b) approved and adopted this Agreement, the Cayman Plan of Merger and the Transactions and declared their advisability, (c) directed that this Agreement, the Cayman Plan of Merger and the Transactions be submitted for consideration by the shareholders of SPAC at the SPAC Shareholders’ Meeting and recommended that the shareholders of SPAC approve and adopt this Agreement and the Cayman Plan of Merger and approve the Transactions, including the appointment of the New Board, the adoption of the Holdings A&R Articles and the Holdings Public Company Articles and the appointments in respect of the Holdings Board following the SPAC Merger Effective Time in accordance with Section 7.16(e), at the SPAC Shareholders’ Meeting, and (d) approved the Transactions and related documents, including this Agreement;

WHEREAS, the Board of Directors of Cayman Merger Sub (the “Cayman Merger Sub Board”) has unanimously (a) determined that this Agreement, the Cayman Plan of Merger and the Transactions are in the best interests of Cayman Merger Sub, (b) approved and adopted this Agreement, the Cayman Plan of Merger and the Transactions, including the BVI Merger Sub Distribution, and declared their advisability and (c) recommended that the sole shareholder of Cayman Merger Sub approve and adopt this Agreement and the Cayman Plan of Merger and approve the Transactions and directed that this Agreement, the Cayman Plan of Merger and the Transactions, including the BVI Merger Sub Distribution, be submitted for consideration by the sole shareholder of Cayman Merger Sub;

WHEREAS, the Board of Directors of BVI Merger Sub (the “BVI Merger Sub Board”) has unanimously (a) determined that this Agreement, the BVI Plan of Merger, the BVI Articles of Merger and the Transactions are in the best interests of BVI Merger Sub, (b) approved and adopted this Agreement and the Transactions and declared their advisability, and (c) recommended that the sole shareholder of BVI Merger Sub immediately prior to the date of this Agreement, being SPAC, approve and adopt this Agreement and approve the Transactions and that the sole shareholder of BVI Merger Sub immediately prior to the Company Merger, being Holdings, approve and adopt the BVI Plan of Merger and approve the Transactions and directed that this Agreement, the BVI Plan of Merger and the Transactions be submitted for consideration by the sole shareholder of BVI Merger Sub immediately prior to this Agreement, being SPAC, and immediately prior to the Company Merger, being Holdings;

WHEREAS, the Board of Directors of Holdings (the “Holdings Board”) has unanimously (a) determined that this Agreement, the BVI Plan of Merger and the Transactions are in the best interests of Holdings, (b) approved and adopted this Agreement, the BVI Plan of Merger (in its capacity as the sole shareholder of BVI Merger Sub immediately prior to the Company Merger) and the Transactions and declared their advisability, and (c) recommended that the sole shareholder of Holdings approve and adopt this Agreement and approve the Transactions and directed that this Agreement and the Transactions be submitted for consideration by the sole shareholder of Holdings;

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, the Key Company Shareholders, as Company shareholders holding Company Shares sufficient to constitute the Requisite Company Shareholder Approval, and the holders of the Company Convertible Notes (other than the holders of any Company Exchangeable Notes in their capacities as such), are entering into the Company Transaction Support Agreement, dated as of the date hereof (the “Company Transaction Support Agreement”), providing that, among other things, (a) the Key Company Shareholders (i) provide their consent in writing to the entry into this Agreement, the Holdings Redemption, the SPAC Merger and the Transactions for the purpose of the Company Articles, (ii) provide their written approval in respect of their Company Shares in favor of this Agreement, the BVI Plan of Merger, the adoption of the Company Surviving Company Articles and the Transactions, and (iii) enter into the Written Consents in accordance with the terms of this Agreement and (b) that the holders of the Company Convertible Notes (other than the holders of any Company Exchangeable Notes in their capacities as such) consent to the Convertible Note Conversion;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Holdings and the Key SPAC Shareholders are entering into the SPAC Shareholder Support Agreement, dated as of the date hereof (the “SPAC Shareholder Support Agreement”), providing that, among other things the Key SPAC Shareholders will vote their SPAC Shares in favor of this Agreement and the Transactions and commit to not redeem such SPAC Shares and, in their capacity as shareholders of Holdings, provide their written consent and approval to the appointment of the New Board, the adoption of the Holdings A&R Articles and the Holdings Public Company Articles, the appointments with respect to the Holdings Board at the SPAC Merger Effective Time in accordance with Section 7.16(e) and the Transactions to be undertaken by Holdings pursuant to this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, Queen’s Gambit Holdings LLC, a Delaware limited liability company (the “Sponsor”), is entering into a letter agreement with the Company, Holdings and SPAC (the “Sponsor Agreement”), pursuant to which the Sponsor has agreed to, among other things, (a) waive any anti-dilution adjustment to the conversion ratio of the SPAC Class B Ordinary Shares set forth in the SPAC Articles of Association that may be triggered by the Transactions and, in its capacity as shareholder of Holdings, provide its written consent and approval to the appointment of the New Board, the adoption of the Holdings A&R Articles and the Holdings Public Company Articles, the appointments in respect of the Holdings Board at the SPAC Merger Effective Time in accordance with Section 7.16(e) and the Transactions to be undertaken by Holdings pursuant to this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, Holdings is entering into an employment agreement with Mostafa Kandil (the “Employment Agreement”), to be effective as of the Closing; and

WHEREAS, concurrently with the execution and delivery of this Agreement, Holdings, certain shareholders of SPAC and certain shareholders of the Company are entering into (i) a Registration Rights Agreement (the “Registration Rights Agreement”), (ii) a Lock-Up Agreement (the “Lock-Up Agreement”) and (iii) a Shareholders Agreement (the “Holdings Shareholders Agreement”), each to be effective as of the Closing.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Certain Definitions. For purposes of this Agreement:

“2020 Balance Sheet” has the meaning given to such term in Section 4.07(a).

“2021 Amendments” means the amendments to the Company Existing Shareholders’ Agreement and the Company Articles relating to the changes to the Company Common Shares B to provide that (i) the right to call shares at cost in connection with a termination without cause, exclusion from dividends and payments upon liquidation, in each case, shall not apply to Company Common Shares B after such amendments; and (ii) Company Common Shares B will be subject to the same transfer restrictions as Company Common Shares A after such amendments.

“Action” has the meaning given to such term in Section 4.09.

“Advisory Board” has the meaning given to such term in Section 7.16(d).

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Aggregate Exercise Price” means the sum of the aggregate exercise prices of all In-the-Money Company Options.

“Agreement” has the meaning given to such term in the Preamble.

“Alternative Transaction” has the meaning given to such term in Section 7.01(a).

“Ancillary Agreements” means the Subscription Agreements, the Registration Rights Agreement, the SPAC Shareholder Support Agreement, the Sponsor Agreement, the Company Transaction Support Agreement, the Lock-Up Agreement, the Holdings Shareholders Agreement and all other agreements, certificates and instruments executed and delivered by SPAC, Cayman Merger Sub, BVI Merger Sub, the Company or Holdings in connection with the Transactions and specifically contemplated by this Agreement.

“Anti-Corruption Laws” means (i) the FCPA, (ii) the UK Bribery Act 2010, (iii) Articles 103-111 of Egypt’s Penal Code, (iv) Articles 170-174 of Jordan’s Penal Code, (v) Kenya’s Bribery Act, No. 46 of 2016 and Anti-Corruption and Economic Crimes Act, (vi) Pakistan’s Prevention of Corruption Act and the National Accountability Ordinance, (vii) Saudi Arabia’s Royal Decree M/36, dated 29/12/1412H and Royal Decree 4 of 1440, (viii) Articles 234-239 of the UAE Penal Code, (ix) the anti-bribery legislation promulgated by the European Union and implemented by its member states, (x) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, (xi) Law No. 3 of 1987, as amended, promulgating the United Arab Emirates (UAE) Federal Penal Code, (xii) Law No.16 of 1960, as amended, promulgating the Jordanian Penal Code, (xiii) Bribery Act (No. 47 of 2016, Laws of Kenya) and (xiv) all other applicable anti-corruption, anti-bribery and similar Laws.

“Antitrust Laws” has the meaning given to such term in Section 7.13(a).

“Audited Financial Statements” has the meaning given to such term in Section 7.19(a).

“Blue Sky Laws” has the meaning given to such term in Section 4.05(b).

“Business Combination” has the meaning ascribed to such term in the SPAC Articles of Association.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, NY, the Cayman Islands or the British Virgin Islands; provided, that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day; provided, further, that public holidays in the United Arab Emirates shall not be deemed to be Business Days for any purpose under this Agreement.

“Business Systems” means all Software, computer hardware (whether general or special purpose), communications and telecommunications networks, servers, peripherals, and computer systems that are owned or used in the conduct of the business of the Company or any Company Subsidiaries.

“BVI Articles of Merger” has the meaning given to such term in Section 2.02(b).

“BVI Companies Act” has the meaning given to such term in the Recitals.

“BVI Dissenter Consideration” has the meaning given to such term in Section 3.07(b).

“BVI Merger Sub” has the meaning given to such term in the Preamble.

“BVI Merger Sub Articles” means the memorandum and articles of association of BVI Merger Sub, as amended, modified or supplemented from time to time.

“BVI Merger Sub Board” has the meaning given to such term in the Recitals.

“BVI Merger Sub Common Shares” means shares of US$1.00 par value of BVI Merger Sub.

“BVI Merger Sub Distribution” has the meaning given to such term in the Recitals.

“BVI Merger Sub Shareholder Approvals” has the meaning given to such term in Section 5.04.

“BVI Plan of Merger” has the meaning given to such term in Section 2.02(b).

“Cayman Companies Act” has the meaning given to such term in the Recitals.

“Cayman Merger Sub” has the meaning given to such term in the Preamble.

“Cayman Merger Sub Articles” means the memorandum and articles of association of Cayman Merger Sub, as amended, modified or supplemented from time to time.

“Cayman Merger Sub Board” has the meaning given to such term in the Recitals.

“Cayman Merger Sub Common Share” has the meaning given to such term in Section 4.03(f).

“Cayman Merger Sub Shareholder Approval” has the meaning given to such term in Section 4.04.

“Cayman Plan of Merger” has the meaning given to such term in Section 2.02(a).

“Certificates” has the meaning given to such term in Section 3.03(b)(i).

“Change in Recommendation” has the meaning given to such term in Section 7.04(a).

“Change of Control” means any transaction or series of transactions occurring after the Closing (i) following which a person or “group” (within the meaning of Section 13(d) of the Exchange Act) of persons, acquires direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of Holdings; (ii) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (a) the members of the board of directors of Holdings immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the board of directors of the company surviving the combination or, if the surviving company is a Subsidiary, the ultimate parent thereof or (b) the voting securities of Holdings immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the person resulting from such combination or, if the surviving company is a Subsidiary, the ultimate parent thereof; or (iii) the result of which is a sale of all or substantially all of the assets of Holdings and its Subsidiaries, taken as a whole, to any person.

“Claims” has the meaning given to such term in Section 6.04.

“Class I” has the meaning given to such term in Section 7.16(a).

“Class II” has the meaning given to such term in Section 7.16(a).

“Class III” has the meaning given to such term in Section 7.16(a).

“Closing” has the meaning given to such term in Section 2.02(b).

“Closing Date” has the meaning given to such term in Section 2.02(b).

“Closing Statements” has the meaning given to such term in Section 3.05(b).

“Code” has the meaning given to such term in Section 3.03(h).

“Company” has the meaning given to such term in the Preamble.

“Company Articles” means the Amended and Restated Memorandum and Articles of Association of the Company, dated March 3, 2020, as the same may be amended, supplemented or modified from time to time, including by the 2021 Amendments.

“Company Board” has the meaning given to such term in the Recitals.

“Company Class A Preferred Shares” means the Company’s convertible Class A Shares of no par value.

“Company Class B Preferred Shares” means the Company’s convertible Class B Shares of no par value.

“Company Class C Preferred Shares” means the Company’s convertible Class C Shares of no par value.

“Company Class D Preferred Shares” means the Company’s convertible Class D Shares of no par value.

“Company Class D-1 Preferred Shares” means the Company’s Class D-1 Shares of no par value.

“Company Closing Consideration” has the meaning given to such term in Section 3.02(b)(iii).

“Company Closing Statement” has the meaning given to such term in Section 3.05(a).

“Company Common Shares A” means the Company’s ordinary common shares A of no par value.

“Company Common Shares B” means the Company’s ordinary common shares B of no par value.

“Company Convertible Notes” means (a) the Convertible Notes issued by the Company to (i) Esther Dyson on March 19, 2021 for a purchase price of $100,000, (ii) Hatberg Investments Limited on April 22, 2021 for a purchase price of $2,000,000, (iii) VNV (Cyprus) Limited on March 8, 2021 for a purchase price of

$10,000,000, (iv) Youssef Samy Elsayed Fathy Salem on March 17, 2021 for a purchase price of $100,000, (v) Digame Africa on March 25, 2021 for a purchase price of $1,500,000, (vi) Ayman Ismail Mohamed Ahmad Soliman on May 20, 2021 for a purchase price of $1,000,000, (vii) Chimera Investment LLC on May 20, 2021 for a purchase price of $8,000,000, and (viii) Chimera Global Fund I L.P. on May 20, 2021 for a purchase price of $5,000,000, and (b) any convertible notes exchangeable for Holdings Common Shares A issued after the date of this Agreement pursuant to and in accordance with Section 6.01(b)(ix)(C) and Section 6.01(b)(ix) of the Company Disclosure Letter.

“Company D&O Insurance” has the meaning given to such term in Section 7.08(c).

“Company Designees” has the meaning given to such term in Section 7.16(b).

“Company Disclosure Letter” has the meaning given to such term in Article IV.

“Company Exchangeable Notes” means any Company Convertible Notes described in clause (b) of the definition thereof.

“Company Existing Shareholders Agreement” means the Amended and Restated Shareholders’ Agreement, dated on or about March 3, 2020, by and among the Company and certain of its shareholders, as may be amended from time to time, including by the 2021 Amendments.

“Company Expenses” means all reasonable and documented third-party, out-of-pocket, fees and expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, the Company and its Subsidiaries in connection with the negotiation, preparation or execution of this Agreement or any other Transaction Document, the performance of its covenants or agreements in this Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or thereby, including (i) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants or other agents or service providers of the Company or its Subsidiaries and (ii) any other fees, expenses or other amounts that are expressly allocated to the Company or its Subsidiaries pursuant to this Agreement or any other Transaction Document, in each case including applicable Taxes. Notwithstanding anything to the contrary herein, Company Expenses shall not include any SPAC Expenses.

“Company Interested Party Transaction” has the meaning given to such term in Section 4.20(a).

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property rights owned by a third party and licensed to the Company or any Company Subsidiary and used in the conduct of the business of the Company and its Company Subsidiaries.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole or (ii) would reasonably be expected to prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Transactions; provided, however, that none of the following, and none of the Effects resulting therefrom, shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether there has been or will be, a Company Material Adverse Effect for purposes of clause (i) of this definition: (a) any change or proposed change in or change in the interpretation of any Law, GAAP or IFRS; (b) Effects generally affecting the industries or geographic areas in which the Company and the Company Subsidiaries operate; (c) any change in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions (including any escalation or general worsening thereof), or any earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, or other force majeure events, or any epidemic, disease, outbreak or pandemic (including COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date hereof, and including any impact of such pandemics on the health of any officer, employee or consultant of the Company or the Company Subsidiaries); (e) any actions taken or not taken by the Company or the Company Subsidiaries as required by this Agreement or at the written request of, or with the written consent of SPAC; (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Mergers or any of the other Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities) (provided that this clause (f) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the Transactions); or (g) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position; provided that this clause (g) shall not prevent a determination that any Effect underlying such failure has resulted in a Company Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Company Material Adverse Effect), except in the cases of clauses (a) through (d), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operate (in which case only the incremental disproportionate impact may be taken into account).

“Company Merger” has the meaning given to such term in the Recitals.

“Company Merger Effective Time” has the meaning given to such term in Section 2.02(b).

“Company Merger Shares” means a number of Holdings Common Shares A equal to the quotient obtained by dividing (a) the sum of (i) $1,000,000,000 plus (ii) the Aggregate Exercise Price by (b) $10.00.

“Company Options” means all outstanding options to purchase Company Common Shares B, whether or not exercisable and whether or not vested, granted under the Company Stock Plan or otherwise; provided that this shall exclude any rights to purchase Company Common Shares B under any Company Convertible Note or any right to subscribe for further convertible notes in the Company.

“Company Outstanding Shares” means the total number of Company Common Shares A, Company Common Shares B and Company Preferred Shares in each case outstanding immediately prior to the Company Merger Effective Time, and including the number of Company Common Shares A issuable upon the Hypothetical Convertible Note Conversion and the number of Company Common Shares B subject to unexpired, issued and outstanding Company Options as of immediately prior to the Company Merger Effective Time (assuming the payment in cash of the exercise price of such Company Options).

“Company-Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Permit” has the meaning given to such term in Section 4.06.

“Company Preferred Shares” means the Company Class A Preferred Shares, the Company Class B Preferred Shares, the Company Class C Preferred Shares, the Company Class D Preferred Shares and the Company Class D-1 Preferred Shares.

“Company Redemption Consent” has the meaning given to such term in Section 2.01(b).

“Company Shares” means the Company Common Shares A, the Company Common Shares B and the Company Preferred Shares.

“Company Stock Plan” means the Company’s 2019 Share Option Plan, as may be amended from time to time.

“Company Subsidiary” means each Subsidiary of the Company and, to the extent applicable, its branches, including those Subsidiaries set forth in Section 4.01(b) of the Company Disclosure Letter.

“Company Surviving Company” has the meaning given to such term in the Recitals.

“Company Surviving Company Articles” has the meaning given to such term in Section 2.04(b).

“Company Transaction Support Agreement” has the meaning given to such term in the Recitals.

“Confidential Information” means any information, knowledge or data concerning the businesses or affairs of (i) the Company or the Company Subsidiaries that is not already generally available to the public, or (ii) any suppliers or customers of the Company or any Company Subsidiaries, in each case that either (a) the Company or the Company Subsidiaries are bound to keep confidential or are restricted in use or (b) with respect to clause (i), the Company or the applicable Company Subsidiary purport to maintain as a trade secret under applicable Laws.

“Confidentiality Agreement” has the meaning given to such term in Section 7.05(b).

“Contract” has the meaning given to such term in Section 4.05(a).

“Contracting Parties” has the meaning given to such term in Section 10.11.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Convertible Note Conversion” has the meaning given to such term in Section 2.01(d).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “work from home,” workforce reduction, social distancing, shut down, closure, sequester, safety or any other Law, Governmental Order, Action, directive, guidelines or recommendations by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES) or any changes thereto.

“D&O Indemnitees” has the meaning given to such term in Section 7.08(a).

“Data Security Requirements” has the meaning given to such term in Section 4.13(g).

“Director” has the meaning given to such term in Section 7.16(b).

“Disabling Devices” means Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner, other than those incorporated by the Company or the applicable third party intentionally to protect Company IP from misuse or otherwise protect the Business Systems.

“Earnout Period” means the time period beginning on the Closing Date and ending on the five-year anniversary of the Closing Date.

“Earnout RSUs” means a restricted stock unit in respect of one Holdings Common Share A issued in accordance with Sections 3.02(b) and 3.04(h).

“Earnout RSU Share” means a Holdings Common Share A issued in settlement of an Earnout RSU in accordance with Section 3.04(h).

“Earnout Shares” has the meaning given to such term in Section 3.04(a).

“Effect” has the meaning given to such term in the definition of “SPAC Material Adverse Effect”.

“Eligible Company Equityholders” means, with respect to a Triggering Event or a Change of Control, each holder, as of immediately prior to the Company Merger Effective Time (but assuming the Hypothetical Convertible Note Conversion had occurred at such time), of (i) a Company Share or (ii) a Company Option. The Eligible Company Equityholders with respect to a Triggering Event or a Change of Control shall include the holder of a Company Option to the extent (a) the Exchanged Option related to such Company Option was vested upon the Company Merger Effective Time, (b) the Exchanged Option related to such Company Option became vested after the Company Merger Effective Time but prior to such Triggering Event or Change of Control, as applicable, or (c) the Exchanged Option related to such Company Option remained outstanding but unvested as of such Triggering Event or Change of Control, as applicable. The Eligible Company Equityholders with respect to a Triggering Event or a Change of Control shall not include the holder of a Company Option to the extent the Exchanged Option related to such Company Option was forfeited after the Company Merger Effective Time but prior to such Triggering Event or Change of Control, as applicable, regardless of whether, at the time of such forfeiture, the Exchanged Option was vested or unvested.

“Employee Benefit Plan” means any plan that is a bonus, stock or share option, stock or share purchase, restricted stock or shares, profit sharing, other equity-based compensation, performance award, incentive, deferred compensation, retiree medical or life insurance, death or disability benefit, supplemental retirement, severance, retention, change in control, employment, consulting, fringe benefit, sick pay and vacation plans or arrangements, medical, deferred compensation or other employee benefit plans, programs, agreements or arrangements, whether written or unwritten, other than, in any case, any statutory plan, program or arrangement that is required under applicable Laws and maintained by any Governmental Authority.

“Employment Agreement” has the meaning given to such term in the Recitals.

“Environmental Law” means any Law relating to: (i) pollution; (ii) the protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or natural resources; (iii) the sale or marketing of products or services as renewable, green, sustainable, or similar such claims; or (iv) with respect to exposure to hazardous or toxic material, protection of human health and safety.

“Environmental Permits” has the meaning given to such term in Section 4.15.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning given to such term in Section 3.03(a).

“Exchange Fund” has the meaning given to such term in Section 3.03(a).

“Exchange Ratio” means the following ratio (rounded to ten decimal places): (i) the Company Merger Shares divided by (ii) the difference of (A) the Company Outstanding Shares minus (B) the number of Company Shares, if any, issued following the date hereof and prior to the Company Merger Effective Time in connection with the transaction described in Item 1 of Section 1.01(c) of the Company Disclosure Letter.

“Exchanged Option” has the meaning given to such term in Section 3.02(c).

“Excluded Company Shares” has the meaning given to such term in Section 3.02(b)(ii).

“Export Control and Economic Sanctions Laws” means those trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including the Arms Export Control Act (22 U.S.C. § 2751, et seq.), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Control Reform Act of 2018 (50 U.S.C. Chapter 58), the Export Administration Act of 1979 (50 U.S.C. Chapter 56), the Export Administration Regulations (15 C.F.R. Parts 730-774), regulations promulgated by the U.S. Department of the Treasury’s Office of Foreign Assets Control (31 C.F.R. Parts 500-599) and corresponding enabling statutes, including but not limited to the International Emergency Economic Powers Act (50 U.S.C. Chapter 35) and the Trading With the Enemy Act (50 U.S.C. Chapter 53)), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) Her Majesty’s Treasury, or (v) any other Governmental Authority with jurisdiction over the Company or any Company Subsidiary from time to time.

“FCPA” means U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Financial Statement Delivery Date” has the meaning given to such term in Section 7.19(a).

“Fraud” means actual, intentional and knowing fraud with respect to the representations and warranties expressly set forth in this Agreement that is made by the party making such representations and warranties.

“Go-Forward D&O Insurance” has the meaning given to such term in Section 7.08(e).

“Governmental Authority” has the meaning given to such term in Section 4.05(b).

“Government Official” means any officer or employee of a Governmental Authority or a public international organization, or any department, agency or instrumentality thereof, or of a public international organization, or any person acting in an official capacity for or on behalf of such government or department, agency or instrumentality, or for or on behalf of any such public international organization, including: (i) a foreign official as defined by the FCPA, (ii) an officer or employee of a government-owned, -controlled, or -operated enterprise, such as a national oil company, and (iii) any non-U.S. political party or party official, or any candidate for non-U.S. political office.

“Governmental Order” means any ruling, order, judgment, injunction, edict, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Materials” means any petroleum or petroleum products, radioactive materials or wastes, asbestos, polychlorinated biphenyls, per- or polyfluoroalkyl substances, and any other substance, material, or waste defined or regulated as hazardous, toxic, or words of similar import under any Environmental Law.

“Holdings” has the meaning given to such term in the Preamble.

“Holdings A&R Articles” has the meaning given to such term in Section 7.17.

“Holdings Articles” means the memorandum and articles of association of Holdings dated as of July 28, 2021.

“Holdings Board” has the meaning given to such term in the Recitals.

“Holdings Common Shares” means Holdings Common Shares A and Holdings Common Shares B.

“Holdings Common Shares A” means Holdings’ Class A ordinary shares of par value US$0.0001 per share.

“Holdings Common Shares B” means Holdings’ Class B ordinary shares of par value US$0.0001 per share.

“Holdings Public Company Articles” has the meaning given to such term in Section 7.17.

“Holdings Redemption” has the meaning given to such term in the Recitals.

“Holdings Shareholder Approval” has the meaning given to such term in Section 4.04.

“Holdings Shareholders Agreement” has the meaning given to such term in the Recitals.

“Holdings Unit” means one Holdings Common Shares A and one-third of one SPAC Warrant exercisable for Holdings Common Shares A after giving effect to the SPAC Merger.

“Holdings Warrant” has the meaning given to such term in Section 3.02(a)(ii).

“Hypothetical Convertible Note Conversion” has the meaning given to such term in Section 2.01(d).

“IFRS” has the meaning given to such term in Section 4.07(a).

“In-the-Money Company Options” means all Company Options that are unexercised, issued and outstanding as of immediately prior to the Company Merger Effective Time and, if such Company Options were Exchanged Options, would have a per share exercise price of less than $10.00 per share.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (i) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (ii) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (iii) copyrights, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof, (iv) trade secrets, know-how (including ideas, formulas, compositions and inventions (whether or not patentable or reduced to practice)), and database rights and (v) Internet domain names and social media accounts.

“Intended Tax Treatment” has the meaning given to such term in the Recitals.

“Intervening Event” has the meaning given to such term in Section 7.04(a).

“Key Company Shareholders” means the persons and entities listed on Section 1.01(a) of the Company Disclosure Letter.

“Key SPAC Shareholders” means the persons and entities listed on Section 1.01(a) of the SPAC Disclosure Letter.

“knowledge” or “to the knowledge” of a person means in the case of the Company, the actual knowledge of each person listed on Section 1.01(b) of the Company Disclosure Letter after reasonable inquiry of the individuals with operational responsibility in the functional area of such person, and in the case of SPAC, the actual knowledge of each person listed on Section 1.01(b) of the SPAC Disclosure Letter after reasonable inquiry.

“Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, law (including common law), ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Lease” has the meaning given to such term in Section 4.12(b).

“Leased Real Property” means the real property leased by the Company or Company Subsidiaries as tenant, together with, to the extent leased by the Company or Company Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or Company Subsidiaries relating to the foregoing.

“Letter of Transmittal” has the meaning given to such term in Section 3.03(b)(i).

“Lien” means any lien, charge, security interest, mortgage, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities laws).

“Lock-Up Agreement” has the meaning given to such term in the Recitals.

“Material Contracts” has the meaning given to such term in Section 4.16(a).

“Merger Materials” has the meaning given to such term in Section 7.02(a).

“Mergers” has the meaning given to such term in the Recitals.

“New Board” has the meaning given to such term in Section 7.16(a).

“Nonparty Affiliates” has the meaning given to such term in Section 10.11.

“Officer” has the meaning given to such term in Section 7.16(c).

“Omnibus Incentive Plan” has the meaning given to such term in Section 7.06.

“Open Source Software” means any Software that is licensed pursuant to any license that is a license approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL).

“Outside Date” has the meaning given to such term in Section 9.01(b).

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Per Share Earnout Consideration” means, with respect to each Triggering Event (or the date on which a Change of Control occurs as described in Sections 3.04(c)(ii)-3.04(c)(iv)), with respect to each Eligible Company Equityholder, a number of Holdings Common Shares A equal to (i) the sum of (A) the number of Holdings Common Shares A issued in connection with such Triggering Event or Change of Control plus (B) the number of Earnout RSU Shares issued in connection with such Triggering Event or Change of Control, divided by (ii) the Company Outstanding Shares.

“Permitted Liens” means (i) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of the Company’s or any Company Subsidiary’s assets that are subject thereto, (ii) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens, (iii) Liens for Taxes not yet due and delinquent or, if delinquent, which are being contested in good faith through appropriate actions and for which appropriate reserves have been established in accordance with IFRS or GAAP, as applicable, (iv) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (v) non-exclusive licenses (or sublicenses) of Company-Owned IP granted in the ordinary course of business, (vi) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights-of-way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (vii) any (A) statutory Liens in favor of any lessor or landlord, (B) Liens set forth in leases, subleases, easements, licenses, rights of use, rights to access and rights-of-way or (C) Liens benefiting or encumbering any superior estate, right or interest, (viii) any immaterial Liens that are discharged at or prior to the Closing, (ix) any purchase money Liens, equipment leases or similar financing arrangements arising in the ordinary course of business and (x) any Liens that are not, individually or in the aggregate, material to the Company or the Company Subsidiaries, as applicable, taken as a whole.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means any information relating to an identified or identifiable natural person and any similar information or data regulated under applicable data privacy and data protection Laws. For purposes of this definition, an “identifiable natural person” is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person.

“PIPE Investment Amount” means the aggregate dollar amount to be invested by the PIPE Investors pursuant to the Subscription Agreements.

“PIPE Investors” has the meaning given to such term in the Recitals.

“Plan” has the meaning given to such term in Section 4.10(a).

“Privacy/Data Security Laws” means all applicable Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information, or the security of Company’s Business Systems, including the General Data Protection Regulation (EU) 2016/679 and Egypt’s Personal Data Protection Law No.151 of 2020.

“Private Placements” has the meaning given to such term in the Recitals.

“Proxy Statement” has the meaning given to such term in Section 7.02(a).

“Redemption Rights” means the redemption rights provided for in Sections 165-178 of the SPAC Articles of Association.

“Registered Intellectual Property” means all Intellectual Property that is the subject of a registration (or an application for registration) with a Governmental Authority or domain name registrar, including domain names.

“Registration Rights Agreement” has the meaning given to such term in the Recitals.

“Registration Statement” has the meaning given to such term in Section 7.02(a).

“Remedies Exceptions” has the meaning given to such term in Section 4.04.

“Representatives” has the meaning given to such term in Section 7.05(a).

“Required SPAC Proposals” has the meaning given to such term in Section 7.02(a).

“Requisite Company Shareholder Approval” means the requisite consent of the Company’s shareholders under the BVI Companies Act, the Company Articles and the Company Existing Shareholders Agreement to approve this Agreement, the BVI Plan of Merger and the Transactions, which shall require either the consent in writing of the holders of not less than (i) two-thirds of the issued Company Common Shares A; (ii) two-thirds of the issued Company Common Shares B; (iii) two-thirds of the issued Company Class A Preferred Shares; (iv) three-fourths of the issued Company Preferred Shares (voting together as a single class); (v) three-fourths of the issued Company Class B Preferred Shares; (vi) three-fourths of the issued Company Class C Preferred Shares; (vii) three-fourths of the issued Company Class D Preferred Shares; and (viii) three-fourths of the issued Company Class D-1 Preferred Shares; or the affirmative vote of (i) a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the Company Common Shares A, (ii) a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the Company Common Shares B, (iii) a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the Company Class A Preferred Shares, (iv) not less than three-fourths of the holders of the Company Preferred Shares present (or represented at) voting at a duly constituted meeting of the holders of the Company Preferred Shares (voting together as a single class), (v) not less than three-fourths of the holders of Company Class B Preferred Shares present (or represented at) and voting at a duly constituted meeting of the holders of Company Class B Preferred Shares, (vi) not less than three-fourths of the holders of Company Class C Preferred Shares present (or represented at) and voting at a duly constituted meeting of the holders of Company Class C Preferred Shares, (vii) not less than three-fourths of the holders of Company Class D Preferred Shares present (or represented at) and voting at a duly constituted meeting of the holders of Company Class D Preferred Shares, and (viii) not less than three-fourths of the holders of Company Class D-1 Preferred Shares present (or represented at) and voting at a duly constituted meeting of the holders of Company Class D-1 Preferred Shares.

“Requisite SPAC Shareholder Approval” has the meaning given to such term in Section 5.04.

“Sanctioned Jurisdiction” means any country, state, territory or region which is subject to comprehensive economic or trade restrictions under applicable Export Control and Economic Sanctions Laws, which may change from time to time (which includes, as of the date hereof, Cuba, Iran, North Korea, Syria, and the Crimea region).

“Sanctioned Person” means at any time (i) any person listed on any sanctions-related list of designated or blocked persons, including the Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, or Sectoral Sanctions Identifications List of the U.S. Department of the Treasury’s Office of Foreign Assets Control; the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce’s Bureau of Industry and Security; the Debarred List of the U.S. Department of State’s Directorate of Defense Trade Controls; any list of sanctioned persons administered and maintained by the U.S. Department of State relating to nonproliferation, terrorism, Cuba, Iran, or Russia; and any similar lists of other jurisdictions to the extent applicable to the Company, (ii) the government of, or any person resident in or organized under the laws of a Sanctioned Jurisdiction, or (iii) any person majority-owned or controlled by any of the foregoing.

“SEC” has the meaning given to such term in Section 5.07(a).

“Securities Act” has the meaning given to such term in Section 4.05(b).

“Selected Stock Exchange” means the Nasdaq Global Market or, if Holdings does not qualify for such market, the Nasdaq Capital Market, or any other public stock market or exchange in the United States as may be mutually agreed by the Company and SPAC.

“Service Provider” means any employee, officer, director, individual independent contractor or individual consultant of the Company or any Company Subsidiary.

“Software” means all computer programs, applications, middleware, firmware, or other computer software (in object code, bytecode or source code format) and related documentation.

“SPAC” has the meaning given to such term in the Preamble.

“SPAC Alternative Transaction” has the meaning given to such term in Section 7.01(d).

“SPAC Articles of Association” means the Amended and Restated Memorandum and Articles of Association of the SPAC, adopted by special resolution dated January 19, 2021.

“SPAC Board” has the meaning given to such term in the Recitals.

“SPAC Class A Ordinary Shares” means SPAC’s Class A ordinary shares, par value US$0.0001 per share.

“SPAC Class B Ordinary Shares” means SPAC’s Class B ordinary shares, par value US$0.0001 per share.

“SPAC Consideration” means (i) the Holdings Common Shares A issuable to holders of SPAC Class A Ordinary Shares, (ii) the Holdings Common Shares B issuable to holders of SPAC Class B Ordinary Shares, (iii) the Holdings Warrants (or fraction thereof) issuable to holders of SPAC Warrants (or fraction thereof) and (iv) without duplication of the foregoing, the Holdings Units issuable to holders of SPAC Units, in each case in accordance with Section 3.02(a).

“SPAC D&O Indemnitees” has the meaning given to such term in Section 7.08(b).

“SPAC D&O Insurance” has the meaning given to such term in Section 7.08(d).

“SPAC Designee” has the meaning given to such term in Section 7.16(b).

“SPAC Disclosure Letter” has the meaning given to such term in Article V.

“SPAC Expenses” means all reasonable and documented third-party, out-of-pocket fees and expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, SPAC and its Subsidiaries in connection with the negotiation, preparation or execution of this Agreement or any other Transaction Document, the performance of its covenants or agreements in this Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or thereby, including (i) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants or other agents or service providers of SPAC or its Subsidiaries, and (ii) any other fees, expenses or other amounts that are expressly allocated to SPAC or its Subsidiaries pursuant to this Agreement or any other Transaction Document, in each case including applicable Taxes. Notwithstanding anything to the contrary herein, SPAC Expenses shall not include any Company Expenses.

“SPAC Independent Designee” has the meaning given to such term in Section 7.16(b).

“SPAC Material Adverse Effect” means any event, circumstance, change or effect (collectively “Effect”) that, individually or in the aggregate with all other Effects, (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or operations of SPAC or (ii) would reasonably be expected to prevent, materially delay or materially impede the performance by SPAC or BVI Merger Sub of their respective obligations under this Agreement or the consummation of the Transactions; provided, however, that none of the following, and none of the Effects resulting therefrom, shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether there has been or will be, a SPAC Material Adverse Effect for purposes of clause (i) of this definition: (a) any change or proposed change in or change in the interpretation of any Law, GAAP or IFRS; (b) Effects generally affecting the industries or geographic areas in which SPAC operates; (c) any change in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions (including any escalation or general worsening thereof), or any earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions or other force majeure events, or any epidemic, disease, outbreak or pandemic (including COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date hereof, and including any impact of such pandemics on the health of any officer, employees or consultant of SPAC); (e) any actions taken or not taken by SPAC or BVI Merger Sub as required by this Agreement or at the written request of, or with the written consent of, the Company; (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Mergers or any of the other Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities) (provided that this clause (f) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the Transactions); or (g) the accounting treatment of the SPAC Warrants, except in the cases of clauses (a) through (d) to the extent that SPAC is disproportionately affected thereby as compared with other participants in the industry in which SPAC operates (in which case only the incremental disproportionate impact may be taken into account). Notwithstanding the foregoing, the amount of redemptions from the Trust Fund pursuant to the exercise of Redemption Rights shall not be deemed to be a SPAC Material Adverse Effect.

“SPAC Merger” has the meaning given to such term in the Recitals.

“SPAC Merger Certificate” means a certificate of the Company, dated as of the SPAC Merger Date, signed by a director or officer of the Company, certifying that: (i) the representations and warranties of the Company contained in (a) Sections 4.01, 4.02, 4.03(e), 4.03(f), 4.04, 4.14(l), and 4.22, in each case solely with respect to Holdings and Cayman Merger Sub, are true and correct in all material respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the SPAC Merger Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly shall be so made as of an earlier date, in which case such representation and warranty is true and correct as of such specified date), (b) Sections 4.05, 4.08(d), 4.18(b) and 4.18(c), in each case solely with respect to Holdings and Cayman Merger Sub, are true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the SPAC Merger Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where the failures of any such representations and warranties in this clause (b) to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, and (c) Sections 4.08(a) and 4.08(b), in each case solely with respect to Holdings and Cayman Merger Sub, are true and correct in all respects as of the SPAC Merger Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly shall be so made as of an earlier date, in which case such representation and warranty is true and correct as of such specified date) and (ii) the Company, Holdings and Cayman Merger Sub have performed or complied in all material respects with the agreements and covenants set forth in Sections 6.03, 7.03(b) and 7.03(c) prior to the SPAC Merger Effective Time.

“SPAC Merger Conditions Precedent” means the conditions set forth in Section 8.01(b) through Section 8.01(f), in each case, with respect to the SPAC Merger.

“SPAC Merger Date” has the meaning given to such term in Section 2.02(a).

“SPAC Merger Effective Time” has the meaning given to such term in Section 2.02(a).

“SPAC Organizational Documents” means the SPAC Articles of Association, the Trust Agreement and the SPAC Warrant Agreement, in each case as amended, modified or supplemented from time to time.

“SPAC Permit” has the meaning given to such term in Section 5.06.

“SPAC Preferred Stock” has the meaning given to such term in Section 5.03(a).

“SPAC Recommendation” has the meaning given to such term in Section 7.04(a).

“SPAC Related Party” has the meaning given to such term in Section 5.17(a).

“SPAC Related Party Transactions” has the meaning given to such term in Section 5.17(a).

“SPAC SEC Reports” has the meaning given to such term in Section 5.07(a).

“SPAC Shareholder Support Agreement” has the meaning given to such term in the Recitals.

“SPAC Shareholders’ Meeting” has the meaning given to such term in Section 7.02(a).

“SPAC Shares” means the SPAC Class A Ordinary Shares and the SPAC Class B Ordinary Shares.

“SPAC Surviving Company” has the meaning given to such term in the Recitals.

“SPAC Surviving Company Articles” has the meaning given to such term in Section 2.04(a).

“SPAC Unit” means one SPAC Class A Ordinary Share and one-third of one SPAC Warrant.

“SPAC Warrant Agreement” means that certain warrant agreement dated January 19, 2021, by and between SPAC and Continental Stock Transfer & Trust Company, as amended, modified or supplemented from time to time.

“SPAC Warrants” means whole warrants to purchase SPAC Class A Ordinary Shares as contemplated under the SPAC Warrant Agreement, with each whole warrant exercisable for one SPAC Class A Ordinary Share at an exercise price of $11.50.

“Sponsor” has the meaning given to such term in the Recitals.

“Sponsor Agreement” has the meaning given to such term in the Recitals.

“Subscription Agreements” has the meaning given to such term in the Recitals.

“Subsidiary” means, with respect to a person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Tax” or “Taxes” means any and all taxes, duties, levies or other similar governmental assessments, charges and fees, in each case in the nature of a tax, imposed by any Governmental Authority, including, but not limited to, income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, withholding, occupancy, license, severance, capital, production, ad valorem, excise, windfall profits, customs duties, real property, personal property, sales, use, turnover, value added and franchise taxes, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto by a Governmental Authority.

“Tax Authority” means any Governmental Authority responsible for the collection, imposition or administration of Taxes or Tax Returns.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof, in each case provided or required to be provided to a Governmental Authority.

“Terminating Company Breach” has the meaning given to such term in Section 9.01(f).

“Terminating SPAC Breach” has the meaning given to such term in Section 9.01(g).

“Trading Day” means any day on which Holdings Common Shares A are actually traded on the Selected Stock Exchange (or the exchange on which Holdings Common Shares A are then listed).

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Letter, the SPAC Disclosure Letter and the Ancillary Agreements.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents.

“Transfer Taxes” has the meaning given to such term in Section 7.15(b).

“Treasury Regulations” means the United States Treasury Regulations issued pursuant to the Code.

“Triggering Event I” means the date on which the daily volume-weighted average sale price of one Holdings Common Share A quoted on the Selected Stock Exchange (or the exchange on which the Holdings Common Shares A are then listed) is greater than or equal to $12.50 for any twenty (20) Trading Days (which may or may not be consecutive) within any thirty (30) consecutive Trading Day period within the Earnout Period.

“Triggering Event II” means the date on which the daily volume-weighted average sale price of one Holdings Common Share A quoted on the Selected Stock Exchange (or the exchange on which the Holdings Common Shares A are then listed) is greater than or equal to $15.00 for any twenty (20) Trading Days (which may or may not be consecutive) within any thirty (30) consecutive Trading Day period within the Earnout Period.

“Triggering Event III” means the date on which the daily volume-weighted average sale price of one Holdings Common Share A quoted on the Selected Stock Exchange (or the exchange on which the Holdings Common Shares A are then listed) is greater than or equal to $17.50 for any twenty (20) Trading Days (which may or may not be consecutive) within any thirty (30) consecutive Trading Day period within the Earnout Period.

“Triggering Events” means Triggering Event I, Triggering Event II and Triggering Event III, collectively.

“Trust Account” has the meaning given to such term in Section 5.12.

“Trust Agreement” has the meaning given to such term in Section 5.12.

“Trust Fund” has the meaning given to such term in Section 5.12.

“Trustee” has the meaning given to such term in Section 5.12.

“Unaudited Annual Financial Statements” has the meaning given to such term in Section 4.07(a).

“Unit Separation” has the meaning given to such term in Section 3.01.

“Virtual Data Room” means the virtual data room established by the Company, access to which was given to SPAC in connection with its due diligence investigation of the Company relating to the Transactions.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party hereto with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

“Written Consent Failure” has the meaning given to such term in Section 9.01(e).

“Written Consents” has the meaning given to such term in Section 7.03(a).

SECTION 1.02. Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this Agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (vi) the word “including” means “including without limitation,” (vii) the word “or” shall be disjunctive but not exclusive, (viii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto, (ix) references to any Law shall include all rules and regulations promulgated thereunder and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law, (x) the phrase “made available” when used in this Agreement with respect to the Company means that the information or materials referred to have been posted to the Virtual Data Room in each case, on or prior to 5:00pm Eastern Time on July 26, 2021, (xi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”, (xii) the word “will” shall be construed to have the same meaning and effect as the word “shall” and (xiii) the words “date hereof” when used in this Agreement shall refer to the date of this Agreement.

(b) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) All accounting terms used herein and not expressly defined herein shall (i) when used with respect to the Company and the Company Subsidiaries, have the meanings given to them under IFRS and (ii) when used with respect to SPAC and its Subsidiaries, have the meanings given to them under GAAP.

(e) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(f) References in Articles V through X to (i) “SPAC” shall refer to Queens’ Gambit Growth Capital for all periods prior to the completion of the SPAC Merger and to SPAC Surviving Company for all periods after the completion of the SPAC Merger; provided that the foregoing shall not apply to the representations and warranties set forth in Sections 5.03 5.04, 5.05 and 5.10, and (ii) “SPAC Class A Ordinary Shares,” “SPAC Class B Ordinary Shares,” “SPAC Warrants” and “SPAC Units” shall refer to such securities solely for periods prior to the SPAC Merger.

ARTICLE II

THE TRANSACTIONS

SECTION 2.01. The Transactions.

(a) Upon the terms and subject to the conditions set forth in this Article II and in accordance with the Cayman Companies Act, on the SPAC Merger Date at the SPAC Merger Effective Time, SPAC, being a constituent party for the purpose of the Cayman Companies Act, shall be merged with and into Cayman Merger Sub, being a constituent party for the purpose of the Cayman Companies Act. As a result of and following the SPAC Merger, (i) the separate corporate existence of SPAC shall cease, (ii) Cayman Merger Sub shall continue as the surviving company (for the purposes of the Cayman Companies Act) of the SPAC Merger as a wholly owned Subsidiary of Holdings (provided that references to SPAC or Cayman Merger Sub herein for periods after the SPAC Merger Effective Time shall include the SPAC Surviving Company), and (iii) Cayman Merger Sub shall become the sole owner of all of the issued and outstanding BVI Merger Sub Common Shares.

(b) Upon the terms and subject to the conditions set forth in this Article II, on the SPAC Merger Date at the SPAC Merger Effective Time and concurrently with the consummation of the SPAC Merger, Holdings shall redeem each Holdings Common Share issued and outstanding immediately prior to the SPAC Merger (all of which are and shall be at the SPAC Merger Effective Time directly held by the Company) for par value. The Company, by execution of this Agreement, provides its written consent to such redemption for the purposes of the BVI Companies Act (the “Company Redemption Consent”).

(c) Upon the terms and subject to the conditions set forth in this Article II and in Article VIII, following the SPAC Merger Date, on or prior to the Closing Date and prior to the Company Merger Effective Time, Cayman Merger Sub shall distribute, transfer, convey, assign and deliver to Holdings, as the sole shareholder of Cayman Merger Sub, and Holdings shall accept and acquire, all of the BVI Merger Sub Common Shares.

(d) Upon the terms and subject to the conditions set forth in this Article II and in Article VIII and the Company Transaction Support Agreement on the Closing Date and concurrently with the consummation of the Company Merger at the Company Merger Effective Time:

(i) the Company Convertible Notes, other than any Company Exchangeable Notes, shall convert into the right to receive Holdings Common Shares A as if such Company Convertible Notes had first converted into Company Common Shares A in connection with a “SPAC Transaction” as defined in and in accordance with Section 2.3 of the terms of such Company Convertible Notes immediately prior to the Company Merger Effective Time (the hypothetical conversion of such Company Convertible Notes into Company Common Shares A, the “Hypothetical Convertible Note Conversion”) and immediately thereafter each such Company Common Share A was canceled, extinguished and converted into the right to receive a number of Holdings Common Shares A equal to the Exchange Ratio; and

(ii) each Company Exchangeable Note shall be exchanged for the number of Holdings Common Shares A issuable in exchange therefor in connection with a “De-SPAC Completion Exchange” as defined in and in accordance with the terms of such Company Exchangeable Note

(the conversion or exchange of such Company Convertible Notes directly into Holdings Common Shares A pursuant to this Section 2.01(d), the “Convertible Note Conversion”). As a result of the Convertible Note Conversion and in accordance with the terms of the Company Convertible Notes and the Company Transaction Support Agreement, the Company Convertible Notes shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each former holder of Company Convertible Notes shall thereafter cease to have any rights with respect to such Company Convertible Notes (including any rights to acquire Company Shares upon conversion or exchange thereof).

(e) Upon the terms and subject to the conditions set forth in this Article II and in Article VIII and in accordance with the Subscription Agreements, on the Closing Date and prior to or substantially concurrent with the consummation of the Company Merger and the Company Merger Effective Time, Holdings will consummate the Private Placements.

(f) Upon the terms and subject to the conditions set forth in this Article II and in Article VIII and in accordance with the BVI Companies Act, on the Closing Date at the Company Merger Effective Time, BVI Merger Sub, being a constituent party for the purpose of the BVI Companies Act, shall be merged with and into the Company, being a constituent party for the purpose of the BVI Companies Act. As a result of the Company Merger, the separate corporate existence of BVI Merger Sub shall cease, and the Company shall continue as the surviving company (for the purposes of the BVI Companies Act) of the Company Merger as a wholly owned Subsidiary of Holdings (provided that references to the Company or BVI Merger Sub herein for periods after the Company Merger Effective Time shall include the Company Surviving Company).

(g) Upon the terms and subject to the conditions set forth in this Article II and in Article VIII, on the Closing Date at the Company Merger Effective Time, in accordance with the Holdings A&R Articles, each Holdings Common Share B that is outstanding immediately prior to the Company Merger Effective Time shall be converted, on a one-for-one basis, into one Holdings Common Share A.

(h) At or prior to the SPAC Merger Effective Time and the Company Merger Effective Time (as applicable), the parties hereto and their respective boards, as applicable, shall adopt any resolutions and take any similar actions that are necessary to effectuate the Transactions.

SECTION 2.02. Effective Times; Closing.

(a) Subject only to (a) SPAC’s prior receipt from the Company of the SPAC Merger Certificate and (b) the satisfaction or waiver of the SPAC Merger Conditions Precedent, the parties hereto (as relevant) shall execute a plan of merger in compliance with the Cayman Companies Act and substantially in form and substance of Exhibit E hereto (the “Cayman Plan of Merger”) and the relevant parties hereto shall file the Cayman Plan of Merger and other documents required under the Cayman Companies Act to effect the SPAC Merger with the Registrar of Companies of the Cayman Islands. The SPAC Merger shall become effective upon the date and time of registration of the Cayman Plan of Merger by the Registrar of Companies of the Cayman Islands or at such later date and time as may be agreed by the Company and SPAC and specified in the Cayman Plan of Merger in accordance with the Cayman Companies Act (such time, the “SPAC Merger Effective Time”). The date on which the SPAC Merger Effective Time occurs is referred to herein as the “SPAC Merger Date”. The Company shall deliver the SPAC Merger Certificate (i) promptly upon SPAC’s request or (ii) if not previously requested by SPAC, on the Business Day prior to the time the Closing is required to occur pursuant to Section 2.02(b) (without giving effect to the condition set forth in Section 8.01(h)).

(b) No earlier than one (1) Business Day after the SPAC Merger Date, and no later than three (3) Business Days after the satisfaction (or, to the extent permitted by Law, waiver by the parties hereto entitled to the benefit thereof in accordance with the terms of this Agreement) of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), the parties hereto (as relevant) shall execute a plan of merger (the “BVI Plan of Merger”) and articles of merger (the “BVI Articles of Merger”) in compliance with applicable Law and substantially in form and substance of Exhibit F hereto and the relevant parties hereto shall instruct the registered agent of the Company and the registered agent of BVI Merger Sub to file the BVI Articles of Merger and other documents required under the BVI Companies Act to effect the Company Merger with the Registrar of Corporate Affairs of the British Virgin Islands. The Company Merger shall become effective upon the time of registration of the BVI Articles of Merger by the Registrar of Corporate Affairs of the British Virgin Islands or at such later date and time as may be agreed by the Company and SPAC and specified in the BVI Articles of Merger in accordance with the BVI Companies Act (such time, the “Company Merger Effective Time”). The consummation of the Company Merger is referred to herein as the “Closing” and the date on which the Company Merger Effective Time occurs is referred to herein as the “Closing Date”.

(c) For the avoidance of doubt, the Holdings Redemption, the SPAC Merger, the SPAC Merger Date and the SPAC Merger Effective Time shall all occur at least one (1) Business Day prior to, and be independent of, the Closing, the Closing Date and the Company Merger Effective Time.

SECTION 2.03. Effects of the Mergers.

(a) At the SPAC Merger Effective Time, the effect of the SPAC Merger shall be as provided in this Agreement, the Cayman Plan of Merger and the applicable provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the SPAC Merger Effective Time, all the property, rights, agreements, privileges, immunities, powers, franchises, licenses and authority of SPAC and Cayman Merger Sub shall vest in the SPAC Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of SPAC and Cayman Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the SPAC Surviving Company (including all rights and obligations with respect to the Trust Account).

(b) At the Company Merger Effective Time, the effect of the Company Merger shall be as provided in this Agreement, the BVI Plan of Merger and the BVI Articles of Merger and the applicable provisions of the BVI Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the property, rights, agreements, privileges, immunities, powers, franchises, licenses and authority of the Company and BVI Merger Sub shall vest in the Company Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and BVI Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Company Surviving Company.

SECTION 2.04. Memorandum and Articles of Association of the Surviving Company.

(a) At the SPAC Merger Effective Time, in accordance with the Cayman Plan of Merger, the memorandum and articles of association of Cayman Merger Sub, as in effect immediately prior to the SPAC Merger Effective Time, shall become the memorandum and articles of association of the SPAC Surviving Company, (the “SPAC Surviving Company Articles”) until thereafter amended in their entirety in accordance with applicable Law and such SPAC Surviving Company Articles.

(b) At the Company Merger Effective Time, in accordance with the BVI Articles of Merger, the memorandum and articles of association of the Company Surviving Company shall be amended in form and substance to as set forth on Exhibit G hereto (the “Company Surviving Company Articles”) until thereafter amended in their entirety in accordance with applicable Law and such Company Surviving Company Articles.

SECTION 2.05. Directors and Officers of the Surviving Company.

(a) The parties hereto will take all requisite action such that the directors and officers of SPAC as of immediately prior to the SPAC Merger Effective Time continue as the initial directors and officers of the SPAC Surviving Company immediately after the SPAC Merger Effective Time, each to hold office in accordance with the provisions of the Cayman Companies Act and the SPAC Surviving Company Articles until their respective successors are duly elected or appointed and qualified, as applicable.

(b) The parties hereto will take all requisite action such that the directors and officers of the Company as of immediately prior to the Company Merger Effective Time continue as the initial directors and officers of the Company Surviving Company immediately after the Company Merger Effective Time, each to hold office in accordance with the provisions of the BVI Companies Act and the Company Surviving Company Articles until their respective successors are duly elected or appointed and qualified, as applicable.

ARTICLE III

EFFECTS OF THE MERGERS

SECTION 3.01. Unit Separation. At the Company Merger Effective Time, the Holdings Common Shares A and the Holdings Warrants comprising each existing and outstanding Holdings Unit immediately prior to the Company Merger Effective Time shall be automatically separated (the “Unit Separation”) in accordance with the Holdings A&R Articles.

SECTION 3.02. Conversion of Securities.

(a) At the SPAC Merger Effective Time:

(i) by virtue of the SPAC Merger and without any action on the part of SPAC, Cayman Merger Sub, BVI Merger Sub, the Company, Holdings or the holders of any of the following securities:

(A) each Cayman Merger Sub Common Share issued and outstanding immediately prior to the SPAC Merger Effective Time shall be automatically converted into one share of the SPAC Surviving Company, which shall constitute the only outstanding shares of the SPAC Surviving Company;

(B) each SPAC Class A Ordinary Share issued and outstanding immediately prior to the SPAC Merger Effective Time shall be automatically canceled, extinguished and converted into the right to receive one Holdings Common Share A; and

(C) each SPAC Class B Ordinary Share issued and outstanding immediately prior to the SPAC Merger Effective Time shall be automatically canceled, extinguished and converted into the right to receive one Holdings Common Share B;

(ii) each fraction of or whole SPAC Warrant issued and outstanding and unexercised immediately prior to the SPAC Merger Effective Time shall automatically, without any action on the part of the holder thereof, be assumed and converted into a fraction or whole warrant, as the case may be, to acquire (in the case of a whole warrant) one Holdings Common Share A, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former SPAC Warrant (or fraction held thereof) immediately prior to the SPAC Merger Effective Time, taking into account any changes thereto by reason of this Agreement or the Transactions (each such resulting warrant, a “Holdings Warrant”). Accordingly, effective as of the SPAC Merger Effective Time: (A) each whole SPAC Warrant shall be exercisable solely for Holdings Common Shares A; (B) the number of shares of Holdings Common Shares A subject to each such Holdings Warrant shall be equal to the number of SPAC Shares subject to the applicable SPAC Warrant and (C) the per share exercise price for Holdings Common Shares A issuable upon exercise of such Holdings Warrant shall be equal to the per share exercise price for SPAC Shares subject to the applicable SPAC Warrant as in effect immediately prior to the SPAC Merger Effective Time. Holdings shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Holdings Warrants remain outstanding, a sufficient number of Holdings Common Shares A for delivery upon the exercise of such Holdings Warrants; and

(iii) without duplication of Sections 3.02(a)(i) and 3.02(a)(ii), each SPAC Unit (comprised of one SPAC Class A Ordinary Share and one-third of one SPAC Warrant) existing and outstanding immediately prior to the SPAC Merger Effective Time shall be automatically canceled, extinguished and converted into one Holdings Unit, comprised of one Holdings Common Share A and one-third of one Holdings Warrant.

(b) At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of BVI Merger Sub, the Company, Holdings or the holders of any of the following securities:

(i) each BVI Merger Sub Common Share issued and outstanding immediately prior to the Company Merger Effective Time shall be automatically canceled, extinguished and converted into one share of no par value in the Company Surviving Company in accordance with this Agreement and the BVI Plan of Merger, which shall constitute the only issued and outstanding shares of the Company Surviving Company;

(ii) all Company Shares that are held in the treasury of the Company immediately prior to the Company Merger Effective Time (“Excluded Company Shares”) shall be automatically canceled and extinguished, and no consideration shall be delivered or deliverable in exchange therefor; and

(iii) subject to Section 3.07(b), each Company Share issued and outstanding immediately prior to the Company Merger Effective Time (excluding any Excluded Company Shares) shall be automatically canceled, extinguished and converted into the right to receive (A) a number of Holdings Common Shares A equal to the Exchange Ratio (the aggregate amount of consideration payable to holders of Company Shares pursuant to this clause (A) together with the aggregate amount of consideration payable to holders of Company Convertible Notes pursuant to the Convertible Note Conversion, the “Company Closing Consideration”) and (B) upon a Triggering Event (or the date on which a Change of Control occurs as described in Sections 3.04(c)(ii)-3.04(c)(iv)), the applicable Per Share Earnout Consideration (with any fractional share to which any holder of Company Shares would otherwise be entitled rounded down to the nearest whole share) in accordance with Section 3.04, in each case without interest.

(c) Each Company Option that is outstanding and unexercised as of immediately prior to the Company Merger Effective Time, whether or not vested, shall be assumed and converted into an option to purchase a number of Holdings Common Shares A (such option, an “Exchanged Option”) equal to (i) the number of Company Common Shares B subject to such Company Option (assuming payment in cash of the exercise price of such Company Option) immediately prior to the Company Merger Effective Time, multiplied by (ii) the Exchange Ratio (such product rounded down to the nearest whole share), at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Option immediately prior to the Company Merger Effective Time, divided by (B) the Exchange Ratio; provided that to the extent necessary to avoid any Taxes or penalties as a result of Section 409A of the Code, the exercise price and number of Holdings Common Shares A purchasable pursuant to the Exchanged Options shall be determined in a manner consistent with the requirements of Section 409A of the Code. In addition, at the Company Merger Effective Time, each holder of an Exchanged Option shall receive Earnout RSUs in respect of a number of Earnout RSU Shares in accordance with Section 3.04(h), equal to (i) the number of Company Common Shares B subject to such Company Option (assuming payment in cash of the exercise price of such Company Option) immediately prior to the Company Merger Effective Time multiplied by (ii) the Per Share Earnout Consideration. Except as specifically provided above, following the Company Merger Effective Time, each Exchanged Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding Company Option immediately prior to the Company Merger Effective Time, except to the extent such terms or conditions are rendered inoperative by the Mergers or any related transactions.

SECTION 3.03. Exchange Procedures.

(a) Exchange Agent. Following the SPAC Merger Effective Time but prior to the Company Merger Effective Time, Holdings shall cause to be transferred or deposited into a balance account (or the applicable equivalent), with an exchange agent designated by Holdings and reasonably satisfactory to SPAC (the “Exchange Agent”), for the benefit of the holders of Company Shares and Company Convertible Notes (giving effect to the Convertible Note Conversion), the number of Holdings Common Shares A sufficient to deliver the Company Closing Consideration pursuant to this Agreement (such Holdings Common Shares A together with any dividends or distributions with respect thereto pursuant to Section 3.03(c), being hereinafter referred to as the “Exchange Fund”). Holdings shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the Company Closing Consideration out of the Exchange Fund in accordance with this Agreement. Except as contemplated by Section 3.03(c), the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures for Company Shares Evidenced by Certificates; Exchange Procedures for Company Shares in Book-Entry.

(i) As promptly as practicable after the Company Merger Effective Time, if required by the Exchange Agent, Holdings shall use its reasonable best efforts to cause the Exchange Agent to mail to each holder of Company Shares evidenced by certificates (the “Certificates”) entitled to receive the applicable Company Closing Consideration pursuant to Section 3.02: a letter of transmittal, which shall be in a form reasonably acceptable to SPAC and the Company (the “Letter of Transmittal”) and shall specify (A) that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and (B) instructions for use in effecting the surrender of the Certificates pursuant to the Letter of Transmittal. Prior to the Company Merger Effective Time, Holdings shall enter into an agreement with the Exchange Agent providing that, following the surrender to the Exchange Agent of all Certificates held by such holder for cancellation (but in no event prior to the Company Merger Effective Time), together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive in exchange therefor, and the Exchange Agent shall deliver, the applicable Company Closing Consideration in accordance with the provisions of Section 3.02(b), and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.03, each Certificate entitled to receive the applicable Company Closing Consideration in accordance with Section 3.02(b) shall be deemed at all times after the Company Merger Effective Time to represent only the right to receive upon such surrender the applicable Company Closing Consideration and any additional Per Share Earnout Consideration that such holder is entitled to receive in accordance with the provisions of Section 3.02(b).

(ii) Holdings shall use its reasonable best efforts to cause the Exchange Agent to issue to the holders of the Company Shares that are, in each case, represented by book entry the applicable Company Closing Consideration, as the case may be, in accordance with the provisions of Sections 3.02(a) and 3.02(b), without such holders being required to deliver a Certificate or Letter of Transmittal to the Exchange Agent.

(c) Distributions with Respect to Unexchanged Certificates. No dividends or other distributions declared or made after the Company Merger Effective Time with respect to Holdings Common Shares with a record date after the Company Merger Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Holdings Common Shares represented thereby until the holder of such Certificate shall surrender such Certificate in accordance with Section 3.03(b). Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate, Holdings shall pay or cause to be paid or cause the Exchange Agent to pay to the holder of the Holdings Common Shares issued in exchange therefor, without interest, (i) promptly, but in any event within five (5) Business Days of such surrender, the amount of dividends or other distributions with a record date after the Company Merger Effective Time and theretofore paid with respect to such Holdings Common Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Company Merger Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such Holdings Common Shares.

(d) No Further Rights in Company Shares. Except for the Per Share Earnout Consideration set forth in Section 3.04, the Company Closing Consideration payable upon conversion of the Company Shares and the

Company Convertible Notes pursuant to Sections 3.02(b) and 3.03(l) shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Shares and the Company Convertible Notes.

(e) Adjustments to the Company Closing Consideration. The Company Closing Consideration to be issued in accordance with Section 3.02 shall be adjusted to reflect appropriately the effect of any stock split or share division, reverse stock or share split, stock or share dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Company Shares occurring on or after the date hereof and prior to the Company Merger Effective Time, as applicable; provided, however, that this Section 3.03(e) shall not be construed to permit the Company to take any actions with respect to its securities that is prohibited by this Agreement.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Shares or Company Convertible Notes for one (1) year after the Closing Date shall be delivered to Holdings, upon demand, and any holders of Company Shares who have not theretofore complied with this Section 3.03 shall thereafter look only to Holdings for the applicable Company Closing Consideration, other than as provided in Section 3.04. Any portion of the Exchange Fund remaining unclaimed by holders of the Company Shares or Company Convertible Notes as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of Holdings free and clear of any claims or interest of any person previously entitled thereto.

(g) No Liability. None of the Exchange Agent, the SPAC Surviving Company, the Company Surviving Company or Holdings shall be liable to any holder of Company Shares for any Holdings Common Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.03.

(h) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of Holdings and the Exchange Agent shall be entitled to deduct and withhold from amounts (including shares, warrants, options or other property) otherwise payable, issuable or transferable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to such payment, issuance or transfer under the United States Internal Revenue Code of 1986 (the “Code”) or any provision of state, local or non-U.S. Tax Law. If the applicable withholding agent intends to withhold any Taxes from any amounts payable to holders of equity interests in SPAC or the Company (other than with respect to any withholding on amounts treated as compensation for applicable Tax purposes), the applicable withholding agent shall use reasonable best efforts to provide prior notice of such withholding to the party in respect of whom such withholding is required as soon as reasonably practicable after it determines withholding is required, and shall reasonably cooperate to reduce or eliminate such withholding to the extent permissible under applicable Law. To the extent that amounts are deducted or withheld consistent with this Section 3.03(h) and timely paid to the applicable Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid, issued or transferred to the person in respect of which such deduction and withholding was made.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent or, solely in respect of Earnout Shares issuable pursuant to Section 3.04, Holdings, will issue or cause to be issued in exchange for such lost, stolen or destroyed Certificate, the applicable Company Closing Consideration or Per Share Earnout Consideration that such holder is otherwise entitled to receive pursuant to, and in accordance with, the provisions of Sections 3.02(b) or 3.04, as applicable.

(j) Fractional Shares. No certificates or scrip or shares representing fractional Holdings Common Shares shall be issued upon the exchange of Company Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a shareholder of Holdings or a holder of Holdings Common Shares. In lieu of any fractional Holdings Common Share to which any holder of Company Shares would otherwise be entitled in connection with the payment of the Company Closing Consideration or the Per Share Earnout Consideration, as applicable, the Exchange Agent shall round up or down to the nearest whole Holdings Common Share. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

(k) SPAC Warrants. In connection with the SPAC Merger, Holdings and SPAC shall, and shall use reasonable best efforts to cause Continental Stock Transfer & Trust Company to, enter into an assignment and assumption agreement in customary form and substance reasonably acceptable to the Company, SPAC and Continental Stock Transfer & Trust Company, pursuant to which SPAC will assign to Holdings all of its rights, interests and obligations in and under the SPAC Warrant Agreement as of the SPAC Merger Effective Time to reflect the assumption of the SPAC Warrants by Holdings as set forth in Section 3.02(a)(ii).

(l) Exchange Procedures for Company Convertible Notes for Holdings Common Shares A. As promptly as practicable after the Company Merger Effective Time, if required by the Exchange Agent, Holdings shall use its reasonable best efforts to cause the Exchange Agent to mail to each holder of Company Convertible Notes entitled to receive Holdings Common Shares A: a Letter of Transmittal and shall specify (A) that delivery shall be effected, and risk of loss and title to the Company Convertible Notes shall pass, only upon proper delivery of the Company Convertible Notes to the Exchange Agent, and (B) instructions for use in effecting the surrender of the Company Convertible Notes pursuant to the Letter of Transmittal. Prior to the Company Merger Effective Time, Holdings shall enter into an agreement with the Exchange Agent providing that, following the surrender to the Exchange Agent of all Company Convertible Notes held by such holder for cancellation (but in no event prior to the Company Merger Effective Time), together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Company Convertible Note shall be entitled to receive in exchange therefor, and the Exchange Agent shall deliver, the applicable Holdings Common Shares A, and the Company Convertible Note so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.03, each Company Convertible Note entitled to receive the applicable Holdings Common Shares A shall be deemed at all times after the Company Merger Effective Time to represent only the right to receive upon such surrender the applicable Holdings Common Shares A. Notwithstanding anything to the contrary herein, if the Exchange Agent agrees to issue the applicable Holdings Common Shares A to each holder of Company Convertible Notes without requiring the delivery of the Company Convertible Notes or a Letter of Transmittal, the other provisions of this Section 3.03(l) shall not apply and Holdings shall instead use its reasonable best efforts to cause the Exchange Agent to issue to each such holder the applicable Holdings Common Shares A in accordance with the provisions of Section 2.01(d), without such holders being required to deliver the Company Convertible Notes or a Letter of Transmittal to the Exchange Agent.

SECTION 3.04. Earnout.

(a) Following the Closing, as additional consideration for the Company interests acquired in connection with the Company Merger, within five Business Days after the occurrence of a Triggering Event, Holdings shall issue or cause to be issued to the Eligible Company Equityholders (excluding Eligible Company Equityholders in their capacity as holders of Company Options who shall instead be eligible to receive Earnout RSU Shares pursuant to Section 3.04(h)) with respect to such Triggering Event the following number of Holdings Common Shares A (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Holdings Common Shares A occurring after the Closing and upon or prior to the applicable Triggering Event) (the “Earnout Shares”), upon the terms and subject to the conditions set forth in this Agreement:

(i) upon the occurrence of Triggering Event I, a one-time issuance of 5,000,000 Earnout Shares minus the number of Earnout RSU Shares issued in connection with the occurrence of Triggering Event I pursuant to Section 3.04(h);

(ii) upon the occurrence of Triggering Event II, a one-time issuance of 5,000,000 Earnout Shares minus the number of Earnout RSU Shares issued in connection with the occurrence of Triggering Event II pursuant to Section 3.04(h); and

(iii) upon the occurrence of Triggering Event III, a one-time issuance of 5,000,000 Earnout Shares minus the number of Earnout RSU Shares issued in connection with the occurrence of Triggering Event III pursuant to Section 3.04(h).

(b) For the avoidance of doubt, the Eligible Company Equityholders (excluding Eligible Company Equityholders in their capacity as holders of Company Options who shall instead be eligible to receive Earnout RSU Shares pursuant to Section 3.04(h)) with respect to a Triggering Event shall be entitled to receive Earnout Shares upon the occurrence of each Triggering Event; provided, however, that each Triggering Event shall only occur once, if at all, and in no event shall the sum of the Earnout Shares issued pursuant to Sections 3.04(a)-3.04(c), together with the number of Earnout RSU Shares issued pursuant to Section 3.04(h), exceed 15,000,000 Earnout Shares pursuant to this Section 3.04.

(c) If, during the Earnout Period, there is a Change of Control (or a definitive agreement providing for a Change of Control is entered into during the Earnout Period and such Change of Control is ultimately consummated, even if such consummation occurs after the Earnout Period) pursuant to which Holdings or its shareholders have the right to receive consideration implying a value per Holdings Common Share A (as determined in good faith by the board of directors of Holdings) of:

(i) less than $12.50, then this Section 3.04 shall terminate and no Earnout Shares or Earnout RSU Shares shall be issuable hereunder;

(ii) greater than or equal to $12.50 but less than $15.00, then, (A) immediately prior to such Change of Control, Holdings shall issue 5,000,000 Holdings Common Shares A (less (x) any Earnout Shares issued prior to such Change of Control pursuant to Section 3.04(a), (y) any Earnout RSU Shares issued prior to such Change of Control pursuant to Section 3.04(h) and (z) any Earnout RSU Shares issued in connection with such Change of Control pursuant to Section 3.04(h)) to the Eligible Company Equityholders with respect to the Change of Control , and (B) thereafter, this Section 3.04 shall terminate and no further Earnout Shares or Earnout RSU Shares shall be issuable hereunder;

(iii) greater than or equal to $15.00 but less than $17.50, then, (A) immediately prior to such Change of Control, Holdings shall issue 10,000,000 Holdings Common Shares A (less (x) any Earnout Shares issued prior to such Change of Control pursuant to Section 3.04(a), (y) any Earnout RSU Shares issued prior to such Change of Control pursuant to Section 3.04(h) and (z) any Earnout RSU Shares issued in connection with such Change of Control pursuant to Section 3.04(h)) to the Eligible Company Equityholders with respect to the Change of Control, and (B) thereafter, this Section 3.04 shall terminate and no further Earnout Shares or Earnout RSU Shares shall be issuable hereunder; or

(iv) greater than or equal to $17.50, then, (A) immediately prior to such Change of Control, Holdings shall issue 15,000,000 Holdings Common Shares A (less (x) any Earnout Shares issued prior to such Change of Control pursuant to Section 3.04(a), (y) any Earnout RSU Shares issued prior to such Change of Control pursuant to Section 3.04(h) and (z) any Earnout RSU Shares issued in connection with such Change of Control pursuant to Section 3.04(h)) to the Eligible Company Equityholders with respect to the Change of Control, and (B) thereafter, this Section 3.04 shall terminate and no further Earnout Shares or Earnout RSU Shares shall be issuable hereunder.

(d) The Holdings Common Share A price targets set forth in the definitions of Triggering Event I, Triggering Event II and Triggering Event III, and in clauses (i), (ii), (iii) and (iv) of Section 3.04(c), and the number of Holdings Common Shares A described in clauses (i), (ii), (iii) and (iv) of Section 3.04(c), shall be equitably adjusted for stock splits, share divisions, reverse stock splits, stock or share dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Holdings Common Shares A occurring after the Closing and prior to the Change of Control.

(e) At all times during the Earnout Period, Holdings shall keep available for issuance a sufficient number of shares of unissued Holdings Common Shares A to permit Holdings to satisfy in full its issuance obligations set forth in this Section 3.04 and shall take all actions reasonably required (including by convening any shareholder meeting and soliciting any required consents or approvals from shareholders) to increase the authorized number of Holdings Common Shares A if at any time there shall be insufficient unissued Holdings Common Shares A to permit such reservation. In no event will any right to receive Earnout Shares or Earnout RSU Shares be represented by any negotiable certificates of any kind, and in no event will any holder of a contingent right to receive Earnout Shares or Earnout RSU Shares take any steps that would render such rights readily marketable.

(f) Holdings shall take such actions as are reasonably requested by the Eligible Company Equityholders to evidence the issuances pursuant to this Section 3.04, including through the provision of an updated register of members showing such issuances (as certified by a director or officer of Holdings responsible for maintaining such register of members or the applicable registrar or transfer agent of Holdings).

(g) During the Earnout Period, Holdings shall use reasonable best efforts for Holdings to remain listed as a public company on, and for the Holdings Common Shares A (including, when issued, the Earnout Shares) to be tradable over the national securities exchange (as defined under Section 6 of the Exchange Act) on which the Holdings Common Shares A are then listed; provided, however, that subject to Section 3.04(c), the foregoing shall not limit Holdings from consummating a Change of Control or entering into a Contract that contemplates a Change of Control.

(h) Notwithstanding anything to the contrary contained herein, in lieu of receiving Earnout Shares, holders of Company Options that are unexercised, issued and outstanding as of immediately prior to the Company Merger Effective Time shall be issued Earnout RSUs at the Company Merger Effective Time in accordance with Section 3.02(c) and this Section 3.04(h). The number of Earnout RSUs issued with respect to each Company Option shall be equal to (i) (A) 15,000,000, divided by (B) the Company Outstanding Shares multiplied by (ii) the aggregate number of Company Common Shares B underlying the applicable Company Option (assuming payment in cash of the exercise price of such Company Option). Each Earnout RSU shall be subject to forfeiture, and such forfeiture restrictions shall lapse with respect to a pro rata portion of the Earnout RSUs held by each holder of Earnout RSUs upon the occurrence of a Triggering Event (or on the date on which a Change of Control occurs as described in Sections 3.04(c)(ii)-3.04(c)(iv)) and the relevant Earnout RSU Shares shall be issued to such holder, but only to the extent that such Earnout RSU Share would have been issued upon the Triggering Event (or Change of Control) had it instead been an Earnout Share and issued pursuant to Sections 3.04(a)-3.04(c). Earnout RSUs also shall be subject to forfeiture and shall be reallocated pro rata to the other holders of Earnout RSUs to the extent the portion of the Exchanged Option to which they relate is forfeited after the Company Merger Effective Time and prior to the applicable Triggering Event (or Change of Control) regardless of whether at the time of such forfeiture such Exchanged Option was vested or unvested. Any Earnout RSU that remains subject to forfeiture at the expiration of the Earnout Period shall automatically and without further action be forfeited, and the Eligible Company Equityholder shall have no further right, title or interest in such Earnout RSU or the related Earnout RSU Share. Each Earnout RSU shall be subject to adjustment in accordance with Section 3.04(a) as if such Earnout RSU were an Earnout Share, and shall not be entitled to dividends paid with respect to the Holdings Common Shares A during the Earnout Period. Notwithstanding anything to the contrary in this Section 3.04, in no event shall the sum of the Earnout Shares issued pursuant to pursuant to Sections 3.04(a)-3.04(c), together with the number of Earnout RSU Shares issued in accordance with this Section 3.04(h), exceed 15,000,000 in the aggregate.

(i) In any issuance of Holdings Common Shares A to Eligible Company Equityholders pursuant to Sections 3.04(a) or 3.04(c), each Eligible Company Equityholder shall receive a number of Holdings Common Shares A or Earnout RSU Shares, as applicable, equal to the applicable Per Share Earnout Consideration multiplied by the number of Company Outstanding Shares held by such Eligible Company Equityholder, subject to further adjustment and reallocation, to the extent applicable, as a result of forfeiture of any Earnout RSUs as provided in Section 3.04(h).

(j) Any Earnout Shares received by an Eligible Company Equityholder pursuant to Sections 3.04(a) or 3.04(c) shall be treated as additional Holdings Common Shares A received in the Company Merger (or the

Convertible Note Conversion, as applicable) for all applicable U.S. federal, state and local Tax purposes, except as otherwise required by applicable Law pursuant to a “final determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable U.S. state or local Law).

SECTION 3.05. Closing Statements.

(a) Two (2) Business Days prior to the Closing Date, the Company shall prepare and deliver to SPAC a statement (the “Company Closing Statement”) setting forth in good faith (x) a capitalization table containing the information set forth in Section 4.03(a), and, with respect to each holder of the Company Options, the information set forth in Section 4.10(i) of the Company Disclosure Letter, in each case, as of the date of the Company Closing Statement is delivered to SPAC and (y) the estimated amount of unpaid Company Expenses as of the Closing. From and after the delivery of the Company Closing Statement until the Closing, the Company shall (i) use reasonable best efforts to cooperate with and provide SPAC and its Representatives all information reasonably requested by SPAC or any of its Representatives and within the Company or its Representatives possession or control in connection with Holdings’ review of the Company Closing Statement and (ii) consider in good faith any comments to the Company Closing Statement SPAC shall deliver to the Company no later than one (1) Business Day prior to the Closing Date, and the Company shall revise such Company Closing Statement to incorporate any changes the Company determines are reasonably necessary or appropriate given such comments.

(b) Two (2) Business Days prior to the Closing Date, SPAC shall prepare and deliver to the Company a statement (the “SPAC Closing Statement”, together with the Company Closing Statement, the “Closing Statements”) setting forth in good faith (i) the aggregate amount of cash proceeds that will be required to satisfy any exercise of Redemption Rights, (ii) the estimated amount of SPAC’s cash on hand, including in the Trust Fund, as of the Closing, (iii) the estimated amount of unpaid SPAC Expenses as of the Closing and (iv) the number of Holdings Common Shares A to be outstanding as of immediately prior to the Company Merger Effective Time. From and after the delivery of the SPAC Closing Statement until the Closing, SPAC shall (i) use reasonable best efforts to cooperate with and provide the Company and its Representatives all information reasonably requested by the Company or any of its Representatives and within SPAC or its Representatives possession or control in connection with the Company’s review of the SPAC Closing Statement and (ii) consider in good faith any comments to the SPAC Closing Statement the Company shall deliver to SPAC no later than one (1) Business Day prior to the Closing Date, and SPAC shall revise such SPAC Closing Statement to incorporate any changes SPAC determines are reasonably necessary or appropriate given such comments.

(c) The Company and SPAC shall seek in good faith to resolve any disagreements they have with respect to any matters set forth in the Closing Statements prior to the Closing; provided, that, notwithstanding any failure to resolve any such disagreements, nothing in this Section 3.05 shall operate to delay, impede or prevent the Closing.

SECTION 3.06. Stock Transfer Books.

(a) At the SPAC Merger Effective Time, the register of members of SPAC shall be closed and there shall be no further registration of transfers of SPAC Units, SPAC Shares or SPAC Warrants thereafter on the records of SPAC.

(b) At the Company Merger Effective Time, the register of members of the Company shall be closed and there shall be no further registration of transfers of Company Shares thereafter on the records of the Company. From and after the Company Merger Effective Time, the holders of Certificates representing Company Shares outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect to such Company Shares, except as otherwise provided in this Agreement or by Law. On and after the Company Merger Effective Time, any Certificates presented to the Exchange Agent or Holdings for any reason shall be converted into the applicable consideration provided for in Section 3.02(b).

SECTION 3.07. Dissenters’ Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Companies Act, SPAC Shares that are outstanding immediately prior to the SPAC Merger Effective Time and that are held by shareholders of SPAC who shall have demanded properly in writing dissenters’ rights for such SPAC Shares in accordance with Section 238 of the Cayman Companies Act, and otherwise complied with all of the provisions of the Cayman Companies Act relevant to the exercise and perfection of dissenters’ rights shall not be converted into, and such shareholders shall have no right to receive, the applicable SPAC Consideration unless and until such shareholder fails to perfect or withdraws or otherwise loses his, her or its right to dissenters’ rights under the Cayman Companies Act. Upon the exercise and perfection of dissenters’ rights pursuant to the Cayman Companies Act, such shareholder shall have the right to be paid the fair value of such shareholder’s SPAC Shares and such shares shall then be cancelled by the SPAC. The SPAC Shares owned by any shareholder of SPAC who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of such SPAC under Section 238 of the Cayman Companies Act shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the SPAC Merger Effective Time, the right to receive the applicable SPAC Consideration, without any interest thereon.

(b) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the BVI Companies Act, if a holder of Company Shares shall have demanded properly in writing dissenters’ rights for such Company Shares in accordance with Section 179 of the BVI Companies Act, and otherwise complied with all of the provisions of the BVI Companies Act relevant to the exercise and perfection of dissenters’ rights:

(i) if such demand occurs prior to the Company Merger Effective Time, such Company Shares shall automatically convert at the Company Merger Effective Time into a right to receive an amount for such Company Shares calculated in accordance with Section 179 of the BVI Companies Act (the “BVI Dissenter Consideration”); or

(ii) if such demand occurs at or after the Company Merger Effective Time, any right to receive the applicable Company Closing Consideration or the Per Share Earnout Consideration in respect of such Company Shares shall, immediately and automatically convert into the right to receive the BVI Dissenter Consideration.

For the avoidance of doubt, in each case, the holders of such Company Shares shall have no right to receive the applicable Company Closing Consideration or the Per Share Earnout Consideration; provided, that if any holder of Company Shares fails to perfect or effectively withdraws or otherwise loses his, her or its rights to appraisal of such Company Shares under Section 179 of the BVI Companies Act, such Company Shares shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Company Merger Effective Time, the right to receive the applicable Company Closing Consideration and, if applicable, the Per Share Earnout Consideration, without any interest thereon, upon surrender, if applicable, in the manner provided in Section 3.03(b), of the Certificate or Certificates that formerly evidenced such Company Shares.

(c) Prior to SPAC Merger Date or the Closing Date, as applicable, each of SPAC and the Company shall give the other (i) prompt notice of any demands for dissenters’ rights received by such party and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for dissenters’ rights under the Cayman Companies Act or BVI Companies Act, as applicable. Each of SPAC, Holdings, and the Company shall not, except with the prior written consent of the other, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedule delivered by the Company to SPAC on the date hereof (the “Company Disclosure Letter”) (provided that any matter required to be disclosed shall only be disclosed by specific disclosure in the corresponding Section of the Company Disclosure Letter (unless such disclosure has sufficient detail on its face that it is reasonably apparent that it relates to another Section of this Article IV) or by cross-reference to another Section of the Company Disclosure Letter), the Company hereby represents and warrants to SPAC and BVI Merger Sub as follows:

SECTION 4.01. Organization and Qualification; Subsidiaries.

(a) Each of the Company, Holdings and Cayman Merger Sub is a corporation, company, exempted company or other organization duly organized or incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (to the extent such jurisdiction recognizes the concept of good standing or any equivalent thereof). Each of the Company, Holdings and Cayman Merger Sub has the requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each other Company Subsidiary is a corporation or other organization duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (to the extent such jurisdiction recognizes the concept of good standing or any equivalent thereof) and has the requisite corporate or other organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except in each case where the failure to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing (to the extent the applicable jurisdiction recognizes the concept of good standing or any equivalent thereof), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) A true and complete list of all of the Company Subsidiaries, together with the jurisdiction of incorporation of each Company Subsidiary and the percentage of the outstanding capital stock or shares of each Company Subsidiary owned by the Company and each other Company Subsidiary, in each case as of the date hereof, is set forth in Section 4.01(b) of the Company Disclosure Letter. The Company and the Company Subsidiaries do not directly or indirectly own, and have never directly or indirectly owned, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity, other than the Company Subsidiaries.

SECTION 4.02. Organizational Documents. The Company has, prior to the date hereof, made available to SPAC a complete and correct copy of the Company Articles and the certificate of incorporation and the bylaws or equivalent organizational documents of each Company Subsidiary, each as amended to the date hereof. Such organizational documents are in full force and effect. Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its applicable organizational documents in any material respect.

SECTION 4.03. Capitalization.

(a) The authorized shares of the Company consist of 15,000 Company Common Shares A, 3,936 Company Common Shares B, 5,555 Company Class A Preferred Shares, 7,756 Company Class B Preferred Shares, 8,186 Company Class C Preferred Shares, 14,799 Company Class D Preferred Shares and 6,970 Company Class D-1 Preferred Shares. As of the date hereof, (i) 12,666 Company Common Shares A are issued and outstanding,

(ii) there are no Company Common Shares B issued and outstanding, (iii) 5,555 Company Class A Preferred Shares are issued and outstanding, (iv) 7,756 Company Class B Preferred Shares are issued and outstanding, (v) 8,186 Company Class C Preferred Shares are issued and outstanding, (vi) 14,799 Company Class D Preferred Shares are issued and outstanding, (vii) 6,970 Company Class D-1 Preferred Shares are issued and outstanding, (viii) no Company Common Shares A, Company Common Shares B or Company Preferred Shares are held in the treasury of the Company and (ix) 6,115 Company Common Shares B are reserved for future issuance pursuant to outstanding Company Options granted pursuant to the Company Stock Plan, of which 5,576 Company Common Shares B are subject to outstanding Company Options. Each outstanding share of the Company is duly authorized, validly issued and allotted and fully paid and nonassessable , and was issued free and clear of all Liens, options, rights of first offer and refusal, other than transfer restrictions under applicable securities laws, the Company Articles and the Company Existing Shareholders Agreement.

(b) As of the date hereof, other than (i) the Company Options, (ii) the Company Preferred Shares, (iii) the Company Convertible Notes, (iv) this Agreement, (v) the Company Existing Shareholders Agreement and (vi) the Subscription Agreements, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for shares of capital stock, or other equity or other voting interests in, the Company or any Company Subsidiary. As of the date hereof, other than the Company Preferred Shares, Company Options and the Company Convertible Notes, neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, and neither the Company nor any Company Subsidiary has granted, any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company or any Company Subsidiary. Other than the Company Existing Shareholders Agreement, there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which the Company or any Company Subsidiary is a party, or to the Company’s knowledge as of the date hereof, among any holder of Company Shares or any other equity interests or other securities of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is not a party, with respect to the voting of the Company Shares or any of the equity interests or other securities of the Company.

(c) There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of the Company or any capital stock of any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person other than a Company Subsidiary.

(d) All outstanding Company Shares and all outstanding shares of capital stock of each Company Subsidiary have been issued and granted in compliance in all material respects with (A) all applicable securities laws and other applicable Laws and (B) all preemptive rights and other requirements set forth in applicable Contracts to which the Company or any Company Subsidiary is a party and the organizational documents of the Company and the Company Subsidiaries.

(e) As of the date hereof, and at all times prior to the SPAC Merger Effective Time, the authorized shares and equity securities of Holdings consist of 25,000 Holdings Common Shares A and 25,000 Holdings Common Shares B. As of the date hereof, and at all times prior to the SPAC Merger Effective Time, no Holdings Warrants, no Holdings Units, 1 Holdings Common Shares A and no Holdings Common Shares B are issued and outstanding. All outstanding Holdings Common Shares have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by the Company free and clear of all Liens, options, rights of first refusal and limitations on the Company’s voting rights, other than transfer restrictions under applicable securities laws and the Holdings Articles.

(f) As of the date hereof and at all times prior to the SPAC Merger Effective Time, the authorized share capital of Cayman Merger Sub consists of 50,000 ordinary shares, par value $1.00 per share (each, a “Cayman

Merger Sub Common Share”). As of the date hereof and at all times prior to the SPAC Merger Effective Time, 50,000 Cayman Merger Sub Common Shares are issued and outstanding. All outstanding Cayman Merger Sub Common Shares have been duly authorized, validly issued and allotted, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Holdings free and clear of all Liens, options, rights of first refusal and limitations on Holdings’ voting rights, other than transfer restrictions under applicable securities laws and the Cayman Merger Sub Articles.

(g) The Holdings Common Shares, Holdings Warrants, Exchanged Options and Holdings Units that will be issued pursuant to the terms of this Agreement shall be duly and validly issued, fully paid and nonassessable (to the extent applicable), and each such share or security shall be issued free and clear of preemptive rights and all Liens, options, rights of first refusal and limitations on the holders’ voting rights, other than transfer restrictions under applicable securities laws and the Holdings A&R Articles.

(h) Each outstanding share of capital stock or shares of each Company Subsidiary is duly authorized, validly issued and allotted, fully paid and nonassessable, and each such share is owned one hundred percent (100%) by the Company or another Company Subsidiary free and clear of all Liens, options, rights of first refusal and limitations on the Company’s or any Company Subsidiary’s voting rights, other than transfer restrictions under applicable securities laws and their respective organizational documents.

SECTION 4.04. Authority Relative to this Agreement. Each of the Company, Holdings and Cayman Merger Sub has all necessary corporate or similar organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receiving the Requisite Company Shareholder Approval, the Written Consents, the Holdings Shareholder Approval and the Cayman Merger Sub Shareholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by each of the Company, Holdings and Cayman Merger Sub and the consummation by each of the Company, Holdings and Cayman Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company, Holdings or Cayman Merger Sub are necessary to authorize this Agreement, the BVI Plan of Merger, the BVI Articles of Merger or the Cayman Plan of Merger or to consummate the Transactions (other than (w) the Requisite Company Shareholder Approval, which the Written Consents shall satisfy, (x) the approval and adoption of this Agreement and the Cayman Plan of Merger by the holders of two-thirds of the then-outstanding Cayman Merger Sub Common Shares who, being entitled to do so, vote in person or by proxy at an extraordinary general meeting or by unanimous written resolutions of the outstanding Cayman Merger Sub Common Shares (the “Cayman Merger Sub Shareholder Approval”), (y) the approval and adoption of this Agreement by the holders of a majority of the outstanding Holdings Common Shares (the “Holdings Shareholder Approval”) and (z) the filing and recordation of appropriate merger documents as required by the BVI Companies Act (in respect of the BVI Plan of Merger and the BVI Articles of Merger) and the Cayman Companies Act (in respect of the Cayman Plan of Merger)). This Agreement has been duly and validly executed and delivered by the Company, Holdings and Cayman Merger Sub and, assuming the due authorization, execution and delivery by SPAC and BVI Merger Sub, constitutes a legal, valid and binding obligation of the Company, Holdings and Cayman Merger Sub, enforceable against the Company, Holdings and Cayman Merger Sub in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”).

SECTION 4.05. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and each of the other Transaction Documents, as applicable, by each of the Company, Holdings and Cayman Merger Sub do not (and with respect to the Ancillary Agreements to be effective as of Closing, will not upon effectiveness), and subject to receipt of the filing and recordation of appropriate merger documents as required by the Cayman Companies Act and the BVI Companies Act and of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions contemplated by Section 4.05(b) and assuming all other required filings, waivers, approvals, consents, authorizations and notices disclosed in Section 4.05(a) of the Company Disclosure Letter, including the Written Consents, have been made, obtained or given, the performance of this Agreement and each of the other Transaction Documents, as applicable, by each of the Company, Holdings and Cayman Merger Sub will not (i) conflict with or violate the Company Articles or the certificate of incorporation or bylaws or any equivalent organizational documents of any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been made, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any equity interest in any Company Subsidiary or any Lien (other than any Permitted Lien) on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, arrangement, lease, license, permit, franchise or other instrument, obligation, or understanding, whether written or oral (each, a “Contract”) to which the Company or any Company Subsidiary is a party or by which Company or any Company Subsidiary or any of their property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement and each of the other Transaction Documents, as applicable, by each of the Company, Holdings and Cayman Merger Sub do not (and with respect to the Ancillary Agreements to be effective as of Closing, will not upon effectiveness), and the performance of this Agreement and each of the other Transaction Documents, as applicable, by each of the Company, Holdings and Cayman Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any United States federal, state, county, municipal or other local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act of 1933 (the “Securities Act”), state securities or “blue sky” laws (“Blue Sky Laws”), state takeover laws and the rules and regulations of the Selected Stock Exchange, (ii) the filing and recordation of appropriate merger documents as required by the Cayman Companies Act and the BVI Companies Act, (iii) the pre-merger notification requirements set forth on Section 4.05(b) of the Company Disclosure Letter and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.06. Permits; Compliance. Each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company and the Company Subsidiaries to own, lease and operate its properties in all material respects and to carry on its business in all material respects as it is now being conducted (each, a “Company Permit”). As of the date hereof, no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. Neither the Company nor any Company Subsidiary is, or since January 1, 2018 has been, in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (b) any Company Permit, except, in each case, for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, have not been, and would not reasonably be, material to the Company and the Company Subsidiaries, taken as a whole.

SECTION 4.07. Financial Statements.

(a) Attached as Section 4.07(a) of the Company Disclosure Letter are true and complete copies of (x) the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2019,

(y) the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2020 (the “2020 Balance Sheet”) and (z) the related unaudited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the years then ended (collectively, the “Unaudited Annual Financial Statements”). The Unaudited Annual Financial Statements (i) were prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of the date thereof and for the period indicated therein, except as otherwise noted therein.

(b) Except as and to the extent set forth on the 2020 Balance Sheet, none of the Company or any of the Company Subsidiaries has any liability or obligation of a nature required to be disclosed on a balance sheet in accordance with IFRS (whether accrued, absolute, contingent or otherwise), except for: (i) liabilities that were incurred in the ordinary course of business consistent with past practice since the date of such 2020 Balance Sheet, none of which are material, individually or in the aggregate, (ii) obligations for future performance under any contract to which the Company or any Company Subsidiary is a party, or (iii) liabilities incurred for transaction expenses in connection with this Agreement and the Transactions.

(c) From January 1, 2018, (i) neither the Company nor any Company Subsidiary nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of (x) any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding weaknesses or deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls (including any significant deficiency relating thereto), including any such complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

SECTION 4.08. Business Activities; Absence of Certain Changes or Events.

(a) Holdings was formed on July 23, 2021, solely for the purpose of engaging in the Transactions and is, and will be at all times prior to the SPAC Merger Effective Time, wholly owned by the Company. Since the date of its incorporation, Holdings has not engaged, and at all times prior to the SPAC Merger Effective Time will not engage, in any activities other than the execution of this Agreement and the other Transaction Documents to which Holdings is party, the performance of its obligations hereunder and thereunder in furtherance of the Transactions, and matters ancillary thereto. Holdings does not have, and prior to the SPAC Merger Effective Time will not have, any operations, assets, liabilities or obligations of any nature other than those incurred in connection with its formation and pursuant to this Agreement and the Transactions.

(b) Cayman Merger Sub was formed on June 22, 2021, solely for the purpose of engaging in the SPAC Merger and is, and will be at all times prior to the SPAC Merger Effective Time, wholly owned by Holdings. Since the date of its incorporation, Cayman Merger Sub has not engaged, and at all times prior to the SPAC Merger Effective Time will not engage, in any activities other than the execution of this Agreement and the other Transaction Documents to which Cayman Merger Sub is party, the performance of its obligations hereunder and thereunder in furtherance of the Transactions, and matters ancillary thereto. Cayman Merger Sub does not have, and prior to the SPAC Merger Effective Time will not have, any operations, assets, liabilities or obligations of any nature other than those incurred in connection with its formation and pursuant to this Agreement and the SPAC Merger.

(c) From December 31, 2020 through the date hereof, except as otherwise reflected in the Unaudited Annual Financial Statements or as expressly contemplated by this Agreement, (i) the Company and the Company

Subsidiaries have conducted their respective businesses in all material respects in the ordinary course and in a manner consistent with past practice, other than due to any actions taken due to COVID-19 Measures, (ii) the Company and the Company Subsidiaries have not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of its or their respective material assets (including Company-Owned IP) other than non-exclusive licenses (or sublicenses) of Company-Owned IP granted in the ordinary course of business consistent with past practice, and (iii) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date hereof, would constitute a breach of any of the covenants set forth in clauses (ii), (v), (vi), (viii), (ix), (x), (xi), (xiv), (xv), (xviii) or (xix) of Section 6.01(b) (or, only with respect to the covenants in each of the foregoing clauses of Sections 6.01(b), Section 6.01(b)(xxiii)).

(d) Since December 31, 2020, there has not been a Company Material Adverse Effect.

SECTION 4.09. Absence of Litigation. There is no litigation, suit, claim, charge, grievance, action, proceeding, audit or investigation by or before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, in each case, that (i) as of the date hereof would reasonably be expected to involve an amount in controversy (not counting insurance deductibles) in excess of $100,000 individually, (ii) is outside of the ordinary course of business and would reasonably be expected to involve an amount in controversy (not counting insurance deductibles) in excess of $500,000 or (iii) as of the Closing would reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is, subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, in each case that (x) as of the date hereof would, individually or in the aggregate, reasonably be expected to result in liability (whether alone or due to a series of related orders, writs, judgments, injunctions, decrees, determinations or awards) or continuing obligations with a value in excess of $100,000 or to otherwise prevent, materially delay or materially impede the consummation of the Transactions or (y) would reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.10. Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Letter lists, as of the date hereof, all material Plans. “Plan” means each Employee Benefit Plan that is maintained, contributed to, required to be contributed to, or sponsored by the Company or any Company Subsidiary for the benefit of any current or former Service Provider or under which the Company or any Company Subsidiary has or could incur any liability (contingent or otherwise).

(b) With respect to each material Plan, the Company has made available to SPAC, to the extent applicable: (i) a copy of the current plan document (or, if applicable, a representative form thereof) and all amendments thereto, (ii) any related trust or other funding arrangement, (iii) the most recent determination or similar opinion letter from the applicable Governmental Authority relating to its qualification for tax purposes or otherwise and (iv) for the most recent plan year (A) any annual report required pursuant to applicable Law, with all schedules attached thereto and (B) audited financial statements. Neither the Company nor any Company Subsidiary has, as of the date hereof, any express commitment to modify, change or terminate a Plan, other than with respect to a modification, change or termination required by applicable Law or the terms of the applicable Plan.

(c) Neither the Company nor any Company Subsidiaries contributes to or has any obligation to contribute to a plan maintained by any entity other than the Company or a Company Subsidiary for the benefit of unionized or collectively bargaining employees of the Company or any Company Subsidiaries and at least one (1) unrelated employer.

(d) Neither the Company nor any Company Subsidiary is obligated, whether under any Plan or otherwise, to provide any Service Provider with separation pay, severance, termination or similar benefits to any person as a result of the consummation of the Transactions, nor will the consummation of the Transactions accelerate the time of payment or vesting, or materially increase the amount, of any benefit or other compensation due to any Service Provider; provided that this Section 4.10(d) shall not include arrangements entered into by the Company in connection with the Transactions, including the Omnibus Incentive Plan. The 2021 Amendments will not (i) accelerate the time of payment or vesting, or materially increase the amount, of any benefit or compensation due to any Service Provider or (ii) result in any increase in the number of Company Shares issuable upon exercise of any Company Options.

(e) None of the Plans provides, nor does the Company nor any Company Subsidiary have any obligation to provide, retiree medical benefits to any current or former Service Provider after termination of employment or service, except for coverage mandated by applicable Law.

(f) Neither the Company nor any Company Subsidiary maintains, sponsors, contributes to or has any obligation to contribute to a defined benefit pension plan or scheme, whether such plan or scheme is mandatory or discretionary pursuant to the applicable governing jurisdiction.

(g) Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) each Plan has been established and administered in accordance with its terms and the requirements of all applicable Laws, (ii) the Company has performed all obligations required to be performed by the Company under, is not in default under or in violation of, and has no knowledge of any default or violation by any third party to, any Plan, and (iii) no Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course).

(h) The Company has timely made all contributions and satisfied all obligations with respect to any statutory plan, program or arrangement that is required under applicable Laws and maintained by any Governmental Authority covering current or former Service Providers, except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect.

(i) Section 4.10(i) of the Company Disclosure Letter sets forth, the following information with respect to each Company Option outstanding as of July 18, 2021, as applicable: (i) the name of the Company Option recipient; (ii) the number of Company Common Shares B subject to such Company Option; (iii) the exercise or purchase price of such Company Option; (iv) the date on which such Company Option was granted; (v) the vesting schedule applicable to such Company Option; and (vi) the date on which such Company Option expires. There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option as a result of the Transactions. The Company has made available to SPAC accurate and complete copies of the Company Stock Plan pursuant to which the Company has granted the Company Options that are currently outstanding and the form of all stock and stock-based award agreements evidencing the Company Options. No Company Option was granted with an exercise price per share less than the fair market value of the underlying Company Common Shares B as of the date such Company Option was granted. The Company Options have been granted in compliance in all material respects with all applicable securities Laws and other applicable Laws, including, to the extent applicable to the holder of such Company Option, Section 409A of the Code.

SECTION 4.11. Labor and Employment Matters.

(a) No employee of the Company or any Company Subsidiary is represented by a labor union, works council, trade union, or similar representative of employees with respect to their employment with the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary is a party to, subject to, or bound by a collective bargaining agreement, collective agreement, or any other contract or agreement with a labor union, works council, trade union, or similar representative of employees. There are no, and since January 1, 2018, there have not been any, strikes, lockouts or work stoppages existing or, to the Company’s knowledge, threatened, with respect to the Company or any Company Subsidiary or any of their respective employees and there have been no labor union (or works council, trade union, or similar representative) certification or representation petitions or demands with respect to the Company or any Company Subsidiary or any of their respective employees and, to the Company’s knowledge, no labor union (or works council, trade union, or similar representative) organizing campaign or similar effort is pending or threatened with respect to the Company or any Company Subsidiary or any of their respective employees.

(b) Except as set forth on Section 4.11(b) of the Company Disclosure Letter, there are no material Actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary by or on behalf of any of their respective current or former Service Providers with respect to unlawful labor or employment practices (including wage practices).

(c) The Company and the Company Subsidiaries are and have been since January 1, 2018 in compliance in all material respects with all applicable Laws relating to labor and employment, including all such Laws regarding employment practices, collective bargaining, consultation and negotiation, employment discrimination, terms and conditions of employment, immigration, meal and rest breaks, pay equity, workers’ compensation, family and medical leave and all other employee leaves, recordkeeping, classification of employees and independent contractors, wages and hours, anti-harassment and anti-retaliation and occupational safety and health requirements. Since January 1, 2018, current and former employees and individual independent contractors of the Company and the Company Subsidiaries have been paid, and as of the Closing will have been paid in all material respects all wages, bonuses, and other compensation owed to them by the Company and each Company Subsidiary.

(d) The Company has provided SPAC with a true and complete listing as of June 30, 2021 that sets forth the name (or, in lieu of his or her name, a number or other identifier associated with such person) of each individual employed by the Company or any Company Subsidiary and his or her: (i) employing entity; (ii) job title and principal location of employment; (iii) base salary or hourly rate of pay; (iv) incentive bonus compensation received in respect of 2020; (v) hire date; and (vi) leave status. The Company has also provided SPAC with a true and complete listing that sets forth the name of each individual who provides material services to the Company or a Company Subsidiary in the capacity of an independent contractor (other than with respect to outsourced customer care, captains or drivers) and, with respect to each, his or her services provided, compensation terms, and other material terms of his or her engagement.

SECTION 4.12. Real Property; Title to Assets.

(a) The Company does not own any real property.

(b) Section 4.12(b) of the Company Disclosure Letter lists as of the date hereof the street address of each parcel of Leased Real Property that is leased by the Company and the Company Subsidiaries and requires base monthly rental payments in excess of $15,000 per month and the Contract, including each material amendment with respect thereto (any such Contracts, collectively, the “Leases”). True, correct and complete copies of all such Leases have been made available to SPAC. As of the date hereof, other than the Leases, there are no leases, subleases, sublicenses, concessions or other Contracts granting to any person other than the Company or Company Subsidiaries the right to use or occupy any portion of any Leased Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all Leases are in full force and effect, valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the Company’s knowledge, by the other party to such Leases.

(c) Other than due to any actions taken or required to be taken due to any COVID-19 Measures, there are no contractual or legal restrictions that preclude or restrict the ability of the Company or any Company Subsidiary to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole. To the knowledge of the Company, there are no defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) Each of the Company and the Company Subsidiaries has legal and valid title to, or valid leasehold or subleasehold interests in, all of its personal properties and assets, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.13. Intellectual Property.

(a) Section 4.13 of the Company Disclosure Letter contains, as of the date hereof, a true, correct and complete list of all: (i) Registered Intellectual Property constituting Company-Owned IP (showing in each, as applicable, the filing date, date of issuance or registration, registration or application number, and registrar), (ii) material contracts or agreements to use any Company-Licensed IP, including for the Software or Business Systems of any other person (other than (A) agreements for commercially available, unmodified “off-the-shelf” Software involving consideration of less than $100,000, (B) commercially available service agreements to Business Systems involving consideration of less than $100,000, or (C) feedback and similar licenses that are not material to the business); and (iii) any Software or Business Systems constituting Company-Owned IP that are material to the business of the Company or any Company Subsidiary as currently conducted or as contemplated to be conducted as of the date hereof. To the Company’s knowledge, the Company IP is sufficient in all material respects for the conduct of the business of the Company and the Company Subsidiaries as currently conducted.

(b) Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, the Company or one of the Company Subsidiaries solely owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP and has the right to use all Company-Licensed IP (provided, however, that the foregoing shall not be interpreted to be a representation regarding non-infringement). All Registered Intellectual Property constituting Company-Owned IP is subsisting and, to the knowledge of the Company, valid and enforceable.

(c) The Company and each of its applicable Company Subsidiaries have taken commercially reasonable actions to maintain in confidence all material Company-Owned IP rights that are trade secrets. To the knowledge of the Company, neither the Company nor any Company Subsidiary has disclosed any trade secrets or other material Confidential Information that is material to the business of the Company and any applicable Company Subsidiaries to any other person other than (i) pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such Confidential Information or (ii) intentionally in the ordinary course of business, through marketing materials made available by the Company or a Company Subsidiary, which such marketing materials do not contain trade secrets of the Company or any Company Subsidiary or any other sensitive or proprietary information of the Company or any Company Subsidiary. Without limiting the generality of the foregoing, no person other than the Company, one of the Company Subsidiaries or its or their respective employees or contractors has been granted any license or other right with respect to, any source code to proprietary Software of the Company or the Company Subsidiaries. Neither the Company nor any Company Subsidiary has disclosed, licensed, released, delivered, or otherwise granted any right to any person or agreed to disclose, license, release, deliver, or otherwise grant any right to any person (under any circumstances), any such source code, other than employees or contractors who are subject to written confidentiality and non-use obligations. To the Company’s knowledge, no event has occurred and no circumstance or condition exists, that (whether with or without the passage of time, the giving of notice or both) will, or would reasonably be expected to, result in a requirement that any such source code be disclosed, licensed, released, or delivered to, or any other grant of any right be made with respect thereto, any person by the Company or any of the Company Subsidiaries.

(d) (i) From January 1, 2018 through the date hereof, there have been no written claims filed and served, against the Company or any Company Subsidiary in any forum, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company-Owned IP (other than office actions received from the US Patent and Trademark Office and its foreign counterparts in the course of applying for or registering any Company-Owned IP), or (B) alleging any infringement, misappropriation of, or other violation by the Company or any Company Subsidiary of, any Intellectual Property rights of other persons; (ii) to the Company’s knowledge, the operation of the business of the Company and the Company Subsidiaries has not and does not infringe, misappropriate or violate such Intellectual Property of other persons; (iii) to the Company’s knowledge, no other person has infringed, misappropriated or violated any of the Company-Owned IP; and (iv) from January 1, 2018 through the date hereof, neither the Company nor any of the Company Subsidiaries has received written notice of any of the foregoing.

(e) To the Company’s knowledge, the Company and Company Subsidiaries do not use and have not used any Open Source Software in a manner that would (i) obligate the Company to license or provide the source code to any of the Software constituting Company-Owned IP for the purpose of making derivative works, or to make available for redistribution to any person the source code to any of the Software constituting Company-Owned IP at no or minimum charge or (ii) grant or purport to grant to any person any rights to or immunities under any of the Company-Owned IP (including any patent non-asserts or patent licenses) or impose any present economic limitations on the Company’s or any Company Subsidiary’s commercial exploitation thereof.

(f) The Company and the Company Subsidiaries maintain commercially reasonable disaster recovery, business continuity and risk assessment plans, procedures and facilities, including by implementing systems and procedures designed to (i) provide monitoring and alerting of any issues with the Business Systems owned by the Company and the Company Subsidiaries, and (ii) monitor network traffic for threats and scan and assess vulnerabilities in the Business Systems owned by the Company and the Company Subsidiaries. Since January 1, 2018 through the date hereof, except as set forth on Section 4.13(f) of the Company Disclosure Letter, there has not been any material failure with respect to any of the Business Systems that has materially disrupted the business of the Company or, to the Company’s knowledge, resulted in any unauthorized disclosure of or access to any data owned, collected or controlled by the Company or any of the Company Subsidiaries.

(g) The Company and each of the Company Subsidiaries have complied in all material respects with: (i) all Privacy/Data Security Laws applicable to the Company or a Company Subsidiary, (ii) any applicable written external privacy policies of the Company or the Company Subsidiary, respectively, concerning the collection, dissemination, storage or use of Personal Information, including any privacy policies or disclosures posted to websites or other media maintained or published by the Company or a Company Subsidiary, and (iii) all written contractual commitments that the Company or any Company Subsidiary has entered into with respect to privacy or data security (collectively, the “Data Security Requirements”). The Company’s and the Company Subsidiaries’ employees receive reasonable training on information security issues to the extent required by Privacy/Data Security Laws. To the Company’s knowledge, there are no Disabling Devices in any of the Business Systems. Since January 1, 2018 through the date hereof, except as set forth on Section 4.13(g) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries has (x) to the Company’s knowledge, experienced any material data security breaches, material unauthorized access or use of any of the Business Systems or Personal Information or (y) prior to the date hereof, received written notice of any audits, proceedings or investigations by any Governmental Authority, or received any written claims or complaints regarding the collection, dissemination, storage, use, or other processing of Personal Information, or the violation of any applicable Data Security Requirements. Neither the Company nor any of the Company Subsidiaries has provided or, to the Company’s knowledge, been legally required to provide any notice to data owners in connection with any unauthorized access, use or disclosure or other processing of Personal Information.

(h) The Company and the Company Subsidiaries are not subject to any written contractual requirements or privacy policies, including based on the Transactions, that would prohibit the Company or the Company Subsidiaries, as applicable, from receiving or using Personal Information after the Closing Date, in substantially the same manner in which the Company or such Company Subsidiaries receive and use such Personal Information prior to the Closing Date or result in any liabilities pursuant to Data Security Requirements.

SECTION 4.14. Taxes.

(a) The Company and the Company Subsidiaries: (i) have duly filed (taking into account any extension of time within which to file) all material Tax Returns they are required to file as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all material Taxes that they are required to pay (whether or not shown as due on such filed Tax Returns); (iii) with respect to all material Tax Returns filed by or with respect to them, have not waived any statute of limitations with respect to the assessment of any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which such waiver or extension remains in effect; and (iv) do not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of a material amount of Taxes or material Tax matters pending, asserted or proposed or threatened in writing.

(b) Neither the Company nor any Company Subsidiary is a party to, is bound by or has any obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment, in each case, other than (i) an agreement, contract, arrangement or commitment entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes, or (ii) an agreement among only the Company and the Company Subsidiaries.

(c) Each of the Company and the Company Subsidiaries has withheld and paid to the appropriate Tax Authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable laws, rules and regulations relating to the reporting, payment, and withholding of Taxes.

(d) Neither the Company nor any Company Subsidiary has been a member of an affiliated group filing a consolidated, combined or unitary income Tax Return (other than a group of which the Company is the common parent or of which the Company and the Company Subsidiaries are the only members).

(e) Neither the Company nor any Company Subsidiary has any material liability for the Taxes of any other person (other than the Company or any Company Subsidiaries) as a result of the failure by such other person to discharge such Tax in circumstances where such other person is primarily liable for such Tax, as a transferee or successor, by contract or otherwise (other than, in each case, liabilities for Taxes pursuant to an agreement, contract, arrangement or commitment entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes).

(f) Neither the Company nor any Company Subsidiary has (i) any request for a material ruling in respect of Taxes pending between the Company or any Company Subsidiary, on the one hand, and any Tax Authority, on the other hand or (ii) entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreements with a Tax Authority in respect of material Taxes, in each case, that will be in effect after the Closing.

(g) No Tax Authority has asserted in writing or, to the knowledge of the Company or any Company Subsidiary, has threatened to assert against the Company or any Company Subsidiary any deficiency or claim for material Taxes.

(h) There are no Tax liens upon any assets of the Company or any of the Company Subsidiaries except for Permitted Liens.

(i) Neither the Company nor any Company Subsidiary: (i) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (ii) has received written notice from a Tax Authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(j) Neither the Company nor any Company Subsidiary has received written notice of any claim from a Tax Authority in a jurisdiction in which the Company or such Company Subsidiary does not file Tax Returns stating that the Company or such Company Subsidiary is or may be subject to material taxation in such jurisdiction.

(k) As of the date hereof, to the knowledge of the Company, there are no current facts or circumstances that could reasonably be expected to prevent or impede the SPAC Merger (taken together with the Holdings Redemption) or the Company Merger (taken together with the Convertible Note Conversion) from qualifying for the Intended Tax Treatment. Neither the Company nor any Company Subsidiary has taken any action, or has any current plan, intention or obligation to take any action, that could reasonably be expected to prevent or impede the SPAC Merger (taken together with the Holdings Redemption) or the Company Merger (taken together with the Convertible Note Conversion) from qualifying for the Intended Tax Treatment.

(l) As of the SPAC Merger Date, Holdings has made a protective initial entity classification election on IRS Form 8832, effective as of the date of its formation, to be classified as an association taxable as a corporation for U.S. federal income tax purposes, and Cayman Merger Sub has made an initial entity classification election on IRS Form 8832, effective as of the date of its formation, to be classified as an entity that is disregarded as separate from its owner for U.S. federal income tax purposes.

SECTION 4.15. Environmental Matters (a) None of the Company nor any of the Company Subsidiaries has violated since January 1, 2018, nor is it in violation of, applicable Environmental Law; (b) each of the Company and each Company Subsidiary possesses or has timely applied for all, and since January 1, 2018 has not violated any, Company Permits required under applicable Environmental Law (“Environmental Permits”); (c) none of the Company or any Company Subsidiaries has received any unresolved written notice alleging it has violated or is liable under applicable Environmental Laws for any off-site contamination caused by the disposal of by Hazardous Materials; (d) none of the Company or any Company Subsidiaries is the subject of any pending or threatened Action alleging any violation of, or liability under, Environmental Laws; (e) none of the Company or any Company Subsidiaries is conducting or funding any investigation or remediation of contamination by Hazardous Materials required under Environmental Law or Environmental Permit at any of their respective currently or formerly owned, leased or operated real properties; and (f) the Company has made available to SPAC all environmental site assessment reports or other written reports, to the extent in the Company’s possession or reasonable control, relating to compliance by the Company or any Company Subsidiaries with Environmental Laws, except in each of cases (a) through (f) that would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.16. Material Contracts.

(a) Section 4.16(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of each of the following types of Contracts (whether written or oral) to which the Company or any Company Subsidiary is a party or bound (such contracts and agreements as are required to be set forth in Section 4.16(a) of the Company Disclosure Letter, excluding any Plan listed on Section 4.10(a) of the Company Disclosure Letter, being the “Material Contracts”):

(i) all Contracts with consideration paid or payable to the Company or any of the Company Subsidiaries of more than $100,000, in the aggregate, over any twelve (12)-month period;

(ii) all Contracts with suppliers to the Company or any Company Subsidiary for expenditures paid or payable by the Company or any Company Subsidiary of more than $100,000, in the aggregate, over any twelve (12)-month period, or pursuant to which the Company or any Company Subsidiary has agreed to purchase goods or services on a preferred supplier or “most favored supplier” basis;

(iii) to the extent not already provided pursuant to Sections 4.10 or 4.11 above, all management Contracts (excluding contracts for employment) and contracts with other consultants, in each case, excluding Plans;

(iv) to the extent not already provided pursuant to Sections 4.10 or 4.11 above, all bonus and commission plans of the Company or any Company Subsidiary;

(v) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company or any Company Subsidiary is a party that provide for payments by the Company or any Company Subsidiary or to the Company or any Company Subsidiary in excess of $100,000 in the aggregate, over any twelve (12)-month period;

(vi) all Contracts or agreements involving the payment of amounts calculated based upon the revenues or income of the Company or any Company Subsidiary or income or revenues related to any services provided by the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party;

(vii) all Contracts evidencing indebtedness for borrowed money, and any pledge agreements, security agreements or other collateral agreements in which the Company or any Company Subsidiary granted to any person a security interest in or lien on any of the property or assets of the Company or any Company Subsidiary, and all agreements or instruments guarantying the debts or other obligations of any person;

(viii) all partnership, joint venture or similar agreements (excluding any partnership agreement or similar agreement solely among one or more of the Company and any wholly-owned Company Subsidiary);

(ix) all Contracts with any Governmental Authority to which the Company or any Company Subsidiary is a party;

(x) all Contracts that materially limit, or purport to materially limit, the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(xi) all Contracts that result in any person or entity holding a power of attorney from the Company or any Company Subsidiary;

(xii) all leases or master leases of personal property reasonably likely to result in annual payments of $100,000 or more in a twelve (12)-month period;

(xiii) all Contracts which involve the license or grant of rights by the Company or any Company Subsidiary to a third party of Company-Owned IP other than (A) agreements with contractors of the Company or any Company Subsidiary to use Company-Owned IP to the extent necessary for such contractor’s performance of services for the Company or any Company Subsidiary, (B) non-exclusive licenses granted to Company’s customers in the ordinary course, (C) non-disclosure agreements entered into in the ordinary course or (D) non-exclusive licenses that are merely incidental to the transaction contemplated in such license, including Contracts that include an incidental license to use the trademarks of the Company for marketing or advertising purposes;

(xiv) any agreement required to be disclosed pursuant to Section 4.13(a)(ii);

(xv) agreement for the development of Company-Owned IP for the benefit of the Company (other than employee invention assignment and confidentiality agreements entered into on the Company’s standard form of such agreement made available to SPAC);

(xvi) agreement pursuant to which the Company agrees to jointly own any Intellectual Property with any third party;

(xvii) agreement pursuant to which the Company is obligated to develop any Intellectual Property to be owned by any third party;

(xviii) all Contracts that relate to the direct or indirect acquisition or the disposition of any securities or business (whether by merger, sale of stock, sale of shares, sale of assets or otherwise) other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(xix) all Contracts relating to a Company Interested Party Transaction;

(xx) all Contracts involving any resolution or settlement of any actual or threatened Action or other dispute which require payment in excess of $100,000 or impose continuing obligations on the Company or any Company Subsidiary, including injunctive or other non-monetary relief (other than customary confidentiality obligations); and

(xxi) collective bargaining agreement, collective agreement or other contract or agreement with a labor union, trade union, works council, or similar representative of Company employees.

(b) (i) Except with respect to any Contract that has expired in accordance with its terms, each Material Contract is a legal, valid and binding obligation of the Company or the Company Subsidiaries (as applicable) and, to the knowledge of the Company, the other parties thereto, subject to the Remedies Exceptions, and neither the Company nor any Company Subsidiary is in breach or violation of, or default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, as of the date hereof, no other party is in breach or violation of, or default under, any Material Contract; and (iii) as of the date hereof, the Company and the Company Subsidiaries have not received any notice or claim of any such breach, violation or default under any such Material Contract, in each case of the foregoing except for any such conflicts, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries. The Company has made available to SPAC true and complete copies of all Material Contracts, including any amendments thereto.

SECTION 4.17. Customers and Suppliers. Section 4.17 of the Company Disclosure Letter sets forth (i) the top ten (10) customers of the Company for the 12-month period ended December 31, 2020 (based upon the aggregate consideration paid to the Company for goods or services rendered during such 12-month period) and (ii) the top ten (10) suppliers of the Company for the 12-month period ended December 31, 2020 (based upon the aggregate consideration paid by the Company for goods or services rendered during such 12-month period). To the knowledge of the Company as of the date hereof, there is no present intent, and the Company has not received written notice that, any such customer or supplier will discontinue or materially alter its relationship with the Company.

SECTION 4.18. Board Approval; Vote Required.

(a) The Company has made available to SPAC a complete and correct copy of the resolutions of the Company Board in respect of the Transactions, which such resolutions were duly adopted by written consent and have not been subsequently rescinded or modified in any way. The Company Transaction Support Agreement, the Requisite Company Shareholder Approval and the Written Consents constitute the required approvals of the holders of any class or series of shares or other securities of the Company necessary to adopt this Agreement, the BVI Plan of Merger and the BVI Articles of Merger and approve the Transactions. The Written Consents, if executed and delivered, would qualify as the Requisite Company Shareholder Approval and no additional approval or vote from any holders of any class or series of shares of the Company would then be necessary to adopt this Agreement, the BVI Plan of Merger, the BVI Articles of Merger and approve the Transactions.

(b) Holdings has made available to SPAC a complete and correct copy of the resolutions of the Holdings Board in respect of the Transactions, which such resolutions were duly adopted by written consent and have not been subsequently rescinded or modified in any way. The only votes of the holders of any class of shares of Holdings that are necessary to approve this Agreement and the other Transactions is the Company Redemption Consent and the affirmative vote or prior written consent of the sole shareholder of Holdings Common Shares as at the date hereof.

(c) Cayman Merger Sub has made available to SPAC a complete and correct copy of the resolutions of the Cayman Merger Sub Board in respect of the Transactions, which such resolutions were duly adopted by written consent and have not been subsequently rescinded or modified in any way. The only votes of the holders of any shares of Cayman Merger Sub that are necessary to approve this Agreement, the Cayman Plan of Merger and the other Transactions is the Cayman Merger Sub Shareholder Approval.

SECTION 4.19. Certain Business Practices.

(a) The Company, each of the Company Subsidiaries, and each of their respective directors, officers, employees and, to the Company’s knowledge, each of their respective ultimate beneficial owners (in connection with the Company’s or Company Subsidiaries’ businesses), agents and other third parties acting on behalf of the Company or any of the Company Subsidiaries, is and has been in compliance with applicable Anti-Corruption Laws since the date of the Company’s formation.

(b) Since the date of the Company’s formation, the Company, the Company Subsidiaries, and each of their respective directors, officers, employees and, to the Company’s knowledge, their respective ultimate beneficial owners (in connection with the Company’s or Company Subsidiaries’ businesses), agents and other third parties acting on behalf of the Company or any of the Company Subsidiaries, have not: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; or (ii) directly or indirectly, made, given, offered, authorized, or promised to make, give, offer or authorize the unlawful payment of any money, commission, reward, gift, hospitality, entertainment, inducement or anything else of value (including any facilitation payment), to: (A) any Government Official; (B) any non-U.S. political party or party official or any candidate for non-U.S. political office; or (C) any other person, in each case in violation of applicable Anti-Corruption Laws.

(c) None of the Company’s, the Company Subsidiaries’, or the Company’s ultimate beneficial owners, directors, officers, employees or, to the Company’s knowledge, agents or other third parties acting on behalf of the Company or any of the Company Subsidiaries is a Government Official.

(d) Since the date of the Company’s formation through the date hereof, none of the Company, the Company Subsidiaries, nor their respective directors, employees, officers, or to the Company’s knowledge, each of their respective agents and other third parties acting on behalf of the Company or any of the Company Subsidiaries has conducted or initiated an internal investigation or made any voluntary or involuntary disclosure to any Government Authority or similar agency with respect to any alleged act or omission arising under or relating to any potential noncompliance with any Anti-Corruption Law, (ii) been the subject of a prior, current, pending, or threatened investigation, formal or informal inquiry or enforcement proceeding relating to an actual or alleged violation of any Anti-Corruption Laws, or (iii) received any notice, request, or citation for any actual or potential noncompliance with any Anti- Corruption Law. To the Company’s knowledge, prior to the date hereof, no event has occurred which is reasonably likely to result in any such investigation, inquiry or proceeding.

(e) Since the date of the Company’s formation, none of the Company, the Company Subsidiaries, any of their respective directors or officers, or any of their respective employees or agents acting on behalf of the Company or any of the Company Subsidiaries has directly or indirectly violated any applicable Export Control and Economic Sanctions Laws.

(f) Since the date of the Company’s formation, none of the Company, the Company Subsidiaries, any of their respective directors or officers, or to the Company’s knowledge, any of their respective owners, employees or agents acting on behalf of the Company or any of the Company Subsidiaries is or has been (i) a Sanctioned Person, (ii) controlled by a Sanctioned Person, (iii) located in, organized under the laws of, or resident in a Sanctioned Jurisdiction, (iv) operating, conducting business, or participating in any transaction in or with any Sanctioned Jurisdiction in any manner that would violate applicable Export Control and Economic Sanctions Laws, or (v) engaging in dealings with any Sanctioned Person in any manner that would violate applicable Export Control and Economic Sanctions Laws.

(g) From the date of the Company’s formation to the date hereof there are no, and there have not been any, internal or external investigations, audits, actions or proceedings, or any voluntary or involuntary disclosures made to a Governmental Authority, with respect to any apparent or suspected violation by the Company, any Company Subsidiary, or any of their respective officers or directors, or their respective employees, agents or other third parties acting on behalf of the Company or any of the Company Subsidiaries with respect to any Anti-Corruption Laws or Export Control and Economic Sanctions Laws, nor to the Company’s knowledge, is such an investigation, audit, action or proceeding threatened.

SECTION 4.20. Interested Party Transactions.

(a) Except for employment relationships and the payment of compensation, benefits and expense reimbursements in the ordinary course of business, no director, officer, or, to the Company’s knowledge, equityholder or other affiliate of the Company or any Company Subsidiary (other than the Company or the Company Subsidiaries), has or has had, directly or indirectly: (i) a beneficial interest in any Contract disclosed in Section 4.16(a) of the Company Disclosure Letter, in any counterparty thereto (or any of its affiliates) or in any material asset (including Company IP) owned or held for use by the Company or any Company Subsidiary (provided that ownership of no more than five percent (5%) of the outstanding voting stock of a company shall not be deemed an “beneficial interest” in any person for purposes of this clause (i)), or (ii) any contractual or other arrangement with the Company or any Company Subsidiary, other than customary indemnity arrangements (each, a “Company Interested Party Transaction”); provided, however, that for clarity, no disclosure shall be required under this Section 4.20 with respect to any matter set forth in the foregoing clauses (i) or (ii) involving any portfolio company of any venture capital, private equity, angel or strategic investor in the Company (except to the extent such disclosure would be required pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act). The Company and the Company Subsidiaries have not, since January 1, 2018, (x) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (y) materially modified any term of any such extension or maintenance of credit. There are no Contracts between the Company or any of the Company Subsidiaries, on the one hand, and any family member of any director, officer, equityholder or other affiliate of the Company or any of the Company Subsidiaries, on the other hand.

(b) Except for the Company Articles and the Company Existing Shareholders Agreement, there are no transactions, Contracts, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any other person, on the other hand, which grant or purport to grant any board observer or management rights.

(c) Effective as of the Closing, the Company Existing Shareholders Agreement shall terminate pursuant to the Written Consents, and shall be of no further force or effect.

SECTION 4.21. Exchange Act. Neither the Company nor any Company Subsidiary is currently (nor has it previously been) subject to the requirements of Section  12 of the Exchange Act.

SECTION 4.22. Brokers. Except for Barclays Capital Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company, Holdings or Cayman Merger Sub. The Company has provided SPAC with a true and complete copy of all contracts, agreements and arrangements including its engagement letter, between the Company and Barclays Capital Inc., other than those that have expired or terminated and as to which no further services or payments are contemplated thereunder to be provided in the future.

SECTION 4.23. Private Placements. Other than the Subscription Agreements, there are no agreements, side letters, arrangements or other Contracts between the Company or any of its affiliates and any PIPE Investor or any of its affiliates that would affect the obligation of such PIPE Investor to contribute to Holdings the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreement of such PIPE Investor, and the Company does not know of any facts or circumstances that would result in any of the conditions set forth in any Subscription Agreement not being satisfied. Except as expressly set forth in the Subscription Agreements, no fees, consideration (other than Holdings Common Shares A issued in connection with the PIPE Investment Amount) or other discounts are payable or have been agreed by the Company or any of its affiliates to any PIPE Investor or any of its affiliates in respect of its portion of the PIPE Investment Amount.

SECTION 4.24. Sexual Harassment and Misconduct. Since January 1, 2018, none of the Company or the Company Subsidiaries has entered into a settlement agreement with a current or former officer, director, employee or independent contractor of the Company or any of the Company Subsidiaries resolving allegations of sexual harassment or sexual misconduct by an executive officer, director or supervisory employee of the Company or any of the Company Subsidiaries. Since January 1, 2018, there have not been any Actions pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries, in each case, involving allegations of sexual harassment or sexual misconduct by an officer, director or supervisory employee of the Company or any of the Company Subsidiaries.

SECTION 4.25. Company’s, Holdings’ and Cayman Merger Sub’s Independent Investigation and Reliance. Each of the Company, Holdings and Cayman Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the SPAC and its Subsidiaries and the Transactions, which investigation, review and analysis were conducted by the Company, Holdings and Cayman Merger Sub together with expert advisors, including legal counsel, that they have engaged for such purpose. The Company, Holdings and Cayman Merger Sub and their respective Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of SPAC and its Subsidiaries and other information that they have requested in connection with their investigation of SPAC and its Subsidiaries and the Transactions. None of the Company, Holdings and Cayman Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by SPAC or any of its Subsidiaries or any of their respective Representatives, except as expressly set forth in Article V (as modified by the SPAC Disclosure Letter), in the Transaction Documents or in the corresponding representations and warranties contained in the certificate delivered pursuant to Section 8.03(c). Neither SPAC nor any of its respective shareholders, affiliates or Representatives shall have any liability to any of the Company, Holdings or Cayman Merger Sub or any of their respective shareholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to the Company, Holdings or Cayman Merger Sub or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions, except as expressly set forth in this Agreement (as modified by the SPAC Disclosure Letter), the Transaction Documents or in any certificate delivered by SPAC pursuant to this Agreement. The Company, Holdings and Cayman Merger Sub acknowledge that, except as expressly set forth in this Agreement (as modified by the SPAC Disclosure Letter) or in any certificate delivered by SPAC pursuant to this Agreement, neither SPAC nor any of its shareholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving SPAC and/or any of its Subsidiaries.

SECTION 4.26. Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Letter) or in the corresponding representations and warranties contained in the certificate delivered by the Company pursuant to Section 8.02(c) and in the Transaction Documents to which it is or will be a party, each of the Company, Holdings and Cayman Merger Sub hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, Holdings, Cayman Merger Sub, their respective affiliates and Representatives, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to SPAC, its affiliates or any of their respective Representatives by, or on behalf of, the Company, Holdings or Cayman Merger Sub, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Company Disclosure Letter), in any certificate delivered by the Company, Holdings or Cayman Merger Sub pursuant to this Agreement or in any Transaction Document to which it is or will be a party, none of the Company, Holdings, Cayman Merger Sub nor any other person on behalf of the Company, Holdings or Cayman Merger Sub has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to SPAC, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to SPAC, its affiliates or any of their respective Representatives or any other person, and any such representations or warranties are expressly disclaimed.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SPAC AND BVI MERGER SUB

Except as set forth in the SPAC SEC Reports filed prior to the date hereof or SPAC’s disclosure schedule delivered by SPAC to the Company on the date hereof (the “SPAC Disclosure Letter”) (provided that any matter required to be disclosed shall only be disclosed (i) with respect to the SPAC Disclosure Letter by specific disclosure in the corresponding Section of the SPAC Disclosure Letter (unless such disclosure has sufficient detail on its face that it is reasonably apparent that it relates to another Section of this Article V or by cross-reference to another Section of the Company Disclosure Letter or (ii) with respect to the SPAC SEC Reports, to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements,” “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements (it being acknowledged that nothing disclosed in such a SPAC SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.01 (Organization and Qualification; Subsidiaries), Section 5.03 (Capitalization) and Section 5.04 (Authority Relative to this Agreement)), SPAC and BVI Merger Sub hereby represent and warrant to the Company, Holdings and Cayman Merger Sub as follows:

SECTION 5.01. Organization and Qualification; Subsidiaries.

(a) Each of SPAC and BVI Merger Sub is a corporation, company, exempted company or other organization duly organized or incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (to the extent such jurisdiction recognizes the concept of good standing or any equivalent thereof). Each of SPAC and BVI Merger Sub has the requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of SPAC and BVI Merger Sub is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing (to the extent the applicable jurisdiction recognizes the concept of good standing or any equivalent thereof), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

(b) Prior to the SPAC Merger, BVI Merger Sub is the only Subsidiary of SPAC. Except for BVI Merger Sub, prior to the SPAC Merger, SPAC does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other entity.

SECTION 5.02. Organizational Documents. SPAC has, prior to the date hereof, furnished to the Company complete and correct copies of the SPAC Organizational Documents and the BVI Merger Sub Articles, each as amended to the date hereof. The SPAC Organizational Documents and the BVI Merger Sub Articles are in full force and effect. Neither SPAC nor BVI Merger Sub is in violation of any of the provisions of the SPAC Organizational Documents or the BVI Merger Sub Articles, as applicable, in any material respect.

SECTION 5.03. Capitalization.

(a) As of the date hereof, the authorized share capital of SPAC consists of 500,000,000 SPAC Class A Ordinary Shares, 50,000,000 SPAC Class B Ordinary Shares and 5,000,000 preferred shares, par value $0.0001 per share (“SPAC Preferred Stock”). As of the date hereof, (i) 34,500,000 SPAC Class A Ordinary Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (ii) 8,625,000 SPAC Class B Ordinary Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (iii) no SPAC Class A Ordinary Shares or SPAC Class B Ordinary Shares are held in the treasury of SPAC, (iv) 17,433,333 SPAC Warrants are issued and outstanding and (v) 17,433,333 SPAC Class A Ordinary Shares are reserved for future issuance pursuant to the SPAC Warrants. As of the date hereof, there are no shares of SPAC Preferred Stock issued and outstanding. Each SPAC Warrant is exercisable for one SPAC Class A Ordinary Share at an exercise price of $11.50, subject to the terms of such SPAC Warrant and the SPAC Warrant Agreement. Each outstanding share of capital stock of SPAC is duly authorized, validly issued and allotted and fully paid and nonassessable.

(b) All outstanding SPAC Units, SPAC Class A Ordinary Shares, SPAC Class B Ordinary Shares and SPAC Warrants have been issued and granted in compliance in all material respects with all applicable securities laws and other applicable Laws.

(c) Except as described in Section 5.03(a), as of the date hereof, there are no outstanding shares of capital stock of, or other equity interests in, SPAC. Except for this Agreement, the SPAC Warrants (including any SPAC Warrants to be issued as repayment for any loan from the Sponsor or an affiliate thereof or certain of SPAC’s officers and directors to finance SPAC’s transaction costs in connection with the Transactions or other expenses unrelated to the Transactions) and the SPAC Class B Ordinary Shares, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments obligating SPAC to issue or sell any shares of capital stock of, or other equity or voting interests in SPAC, or any securities convertible into or exchangeable or exercisable for shares of capital stock, or other equity or other voting interests in, SPAC. All SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither SPAC nor any Subsidiary of SPAC is a party to, or otherwise bound by, and neither SPAC nor any Subsidiary of SPAC has granted, any equity appreciation rights, participations, phantom equity or similar rights. As of the date hereof, SPAC is not a party to, or otherwise bound by, and SPAC has not granted, any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, SPAC. Except for the SPAC Shareholder Support Agreement and the Sponsor Agreement, there are no voting trust, voting agreements, proxies, shareholder agreements or other agreements to which SPAC is a party, or to SPAC’s knowledge, among any holder of SPAC Shares or any other equity interests or other securities of SPAC to which SPAC is not a party, with respect to the voting or transfer of SPAC Class A Ordinary Shares or any of the equity interests or other securities of SPAC. Except with respect to the Redemption Rights and the SPAC Warrants, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any SPAC Shares or any capital stock of SPAC. There are no outstanding contractual obligations of SPAC to make any investment (in the form of a loan, capital contribution or otherwise) in any person.

(d) As of the date hereof, and at all times prior to the Company Merger Effective Time, the authorized shares and equity securities of BVI Merger Sub consist of 50,000 BVI Merger Sub Common Shares. As of the date hereof, and at all times prior to the Company Merger Effective Time, 50,000 BVI Merger Sub Common Shares are issued and outstanding. All outstanding BVI Merger Sub Common Shares have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by SPAC (or Holdings from and after the BVI Merger Sub Distribution, as applicable) free and clear of all Liens, options, rights of first refusal and limitation on SPAC’s (or Holdings’ from and after the BVI Merger Sub Distribution, as applicable) voting rights, other than transfer restrictions under applicable securities laws and the BVI Merger Sub Articles.

SECTION 5.04. Authority Relative to this Agreement. Each of SPAC and BVI Merger Sub has all necessary corporate or similar organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to receiving (i) the approval of the SPAC Merger by the holders of two thirds of the then-outstanding SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares who, being entitled to do so, vote in person or by proxy at the quorate SPAC Shareholders’ Meeting and (ii) the approval of the Transactions and related documents by the holders of a majority of the then-outstanding SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares (including all of the “Founder Shares” voted as defined in the SPAC Articles of Association) who, being entitled to do so, vote in person or by proxy at the quorate SPAC Shareholders’ Meeting (together, the “Requisite SPAC Shareholder Approval”) and the approval and adoption of this Agreement by the sole shareholder of BVI Merger Sub Common Shares immediately prior to the date of this Agreement, being SPAC, and the approval and adoption of the BVI Plan of Merger and the BVI Articles of Merger by the sole shareholder of BVI Merger Sub immediately prior to the Company Merger, being Holdings (the “BVI Merger Sub Shareholder Approvals”), to consummate the Transactions. The execution and delivery of this Agreement by each of SPAC and BVI Merger Sub and the consummation by each of SPAC and BVI Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of SPAC or BVI Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the Requisite SPAC Shareholder Approval, the BVI Merger Sub Shareholder Approvals and the filing and recordation of appropriate merger documents as required by the Cayman Companies Act and the BVI Companies Act). This Agreement has been duly and validly executed and delivered by SPAC and BVI Merger Sub, assuming due authorization, execution and delivery by each of the Company, Holdings and Cayman Merger Sub, and constitutes a legal, valid and binding obligation of SPAC and BVI Merger Sub, enforceable against SPAC and BVI Merger Sub in accordance with its terms subject to the Remedies Exceptions. The SPAC Board has approved this Agreement and the Transactions, and such approvals are sufficient so that the restrictions on business combinations set forth in the SPAC Organizational Documents shall not apply to the Mergers, this Agreement, any Transaction Documents or any of the other Transactions.

SECTION 5.05. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and each of the other Transaction Documents, as applicable, by each of SPAC and BVI Merger Sub do not (and with respect to the Ancillary Agreements to be effective as of the Closing, will not upon effectiveness), and the performance of this Agreement and each of the other Transaction Documents, as applicable, by each of SPAC and BVI Merger Sub will not, (i) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Sections 5.04 and 5.05(b) have been obtained and/or made accordingly, conflict with or violate the SPAC Organizational Documents or the BVI Merger Sub Articles, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Sections 5.04 and 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law applicable to each of SPAC or BVI Merger Sub or by which any of its properties or assets are bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of SPAC or BVI Merger Sub pursuant to, any Contract to which each of SPAC or BVI Merger Sub is a party or by which each of SPAC or BVI Merger Sub or any of its properties or assets are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

(b) The execution and delivery of this Agreement and each of the other Transaction Documents, as applicable, by each of SPAC and BVI Merger Sub do not (and with respect to the Ancillary Agreements to be effective as of the Closing, will not upon effectiveness), and the performance of this Agreement and each of the other Transaction Documents, as applicable, by each of SPAC and BVI Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws, state takeover laws and the rules and regulations of Nasdaq Capital Market and the Selected Stock Exchange, (ii) the filing and recordation of appropriate merger documents as required by the Cayman Companies Act and the BVI Companies Act, (iii) the pre-merger notification requirements set forth on Section 5.05 of the SPAC Disclosure Letter and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

SECTION 5.06. Compliance. Neither SPAC nor BVI Merger Sub has been or is in conflict with, or in default, breach or violation of, (a) any Law applicable to SPAC or BVI Merger Sub or by which any property or asset of SPAC or BVI Merger Sub is bound or affected, or (b) any SPAC Permit, except, in each case, for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a SPAC Material Adverse Effect. Each of SPAC and BVI Merger Sub is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for SPAC or BVI Merger Sub to own, lease and operate its properties in all material respects or to carry on its business in all material respects as it is now being conducted (each, a “SPAC Permit”).

SECTION 5.07. SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) SPAC has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”), together with any amendments, restatements or supplements thereto (collectively, the “SPAC SEC Reports”). SPAC has hereto furnished to the Company true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. As of their respective dates, the SPAC SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in the case of any SPAC SEC Report that is a registration statement, or include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the case of any other SPAC SEC Report.

(b) Each of the financial statements (including, in each case, any notes thereto) contained in the SPAC SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in shareholders equity and cash flows of SPAC as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which, individually or in the aggregate, have not been, and would not reasonably be expected to be, material). SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports.

(c) Except as and to the extent set forth in the SPAC SEC Reports, neither SPAC nor BVI Merger Sub has any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations arising in the ordinary course of SPAC’s and BVI Merger Sub’s business or incurred in connection with the Transactions.

(d) SPAC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq Capital Market.

(e) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC, and SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) Neither SPAC (including, to the knowledge of SPAC, any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any fraud that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (ii) as of the date hereof, any claim or allegation regarding any of the foregoing.

(g) As of the date hereof, there are no outstanding comments from the SEC with respect to the SPAC SEC Reports. To the knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(h) Notwithstanding anything to the contrary in this Section 5.07, no representation or warranty is made in this Agreement as to the accounting treatment of the SPAC Warrants.

SECTION 5.08. Business Activities; Absence of Certain Changes or Events.

(a) Since its incorporation, SPAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the SPAC Organizational Documents, there is no Contract or Governmental Order binding upon SPAC or to which SPAC is a party which has had or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing.

(b) Except for this Agreement and the Transactions, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, SPAC has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or have its assets or property subject to, in each case whether directly or indirectly, any contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c) BVI Merger Sub was formed on July 15, 2021, solely for the purpose of engaging in the Transactions and is, and will be (a) at all times prior to the SPAC Merger Effective Time, wholly owned by SPAC and (b) at all times following the SPAC Merger Effective Time and prior to the Company Merger Effective Time, owned by Holdings. Since the date of its incorporation, BVI Merger Sub has not engaged, and at all times prior to the Company Merger Effective Time will not engage, in any activities other than the execution of this Agreement and the other Transaction Documents to which BVI Merger Sub is party, the performance of its obligations hereunder and thereunder in furtherance of the Transactions, and matters ancillary thereto. BVI Merger Sub does not have, and prior to the Company Merger Effective Time will not have, any operations, assets, liabilities or obligations of any nature other than those incurred in connection with its formation and pursuant to this Agreement and the Transactions.

(d) Since January 19, 2021, and on and prior to the date hereof, except as expressly contemplated by this Agreement, (i) SPAC has conducted its business in all material respects in the ordinary course, other than due to any actions taken due to any COVID-19 Measures, (ii) SPAC has not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of its material assets and (iii) SPAC has not taken any action that, if taken after the date hereof, would constitute a breach of any of the covenants set forth in Section 6.02.

(e) Since January 19, 2021, except as expressly contemplated by this Agreement, there has not been a SPAC Material Adverse Effect.

SECTION 5.09. Absence of Litigation. (a) As of the date hereof, there is no Action pending or, to the knowledge of SPAC, threatened against SPAC or its affiliates, or any property or asset of SPAC or its affiliates, before any Governmental Authority, and (b) as of the Closing, there is no Action pending or, to the knowledge of SPAC, threatened against SPAC or its affiliates, or any property or asset of SPAC or its affiliates, before any Governmental Authority that would reasonably be expected to have a SPAC Material Adverse Effect. Neither SPAC nor BVI Merger Sub nor any property or asset of SPAC or BVI Merger Sub is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of SPAC, continuing investigation by, any Governmental Authority, in each case that would, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

SECTION 5.10. Board Approval; Vote Required.

(a) The SPAC Board has made available to the Company a complete and correct copy of the resolutions of the SPAC Board in respect of the Transactions, which such resolutions were duly adopted by written consent and have not been subsequently rescinded or modified in any way.

(b) The only vote of the holders of any class or series of share capital of SPAC necessary to approve the Transactions is the Requisite SPAC Shareholder Approval.

(c) BVI Merger Sub Board has made available to the Company a complete and correct copy of the resolutions of the BVI Merger Sub Board in respect of the Transactions, which such resolutions were duly adopted by written consent and have not been subsequently rescinded or modified in any way.

(d) The only vote of the holders of any class or series of shares of BVI Merger Sub that is necessary to approve the Transactions is the BVI Merger Sub Shareholder Approvals.

SECTION 5.11. Brokers. Except for Guggenheim Securities, LLC and Barclays Capital Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of SPAC or BVI Merger Sub. SPAC has provided the Company with a true and complete copy of all contracts, agreements and arrangements, including its engagement letters, with Guggenheim Securities, LLC and Barclays Capital Inc., other than those that have expired or terminated and as to which no further services or payments are contemplated thereunder to be provided in the future.

SECTION 5.12. SPAC Trust Fund. As of the date hereof, SPAC has no less than $345,000,000 in the trust fund established by SPAC for the benefit of its public shareholders (the “Trust Fund”) (including, if applicable, an aggregate of approximately $12,075,000 of deferred underwriting discounts and commissions being held in the Trust Fund) maintained in a trust account at J.P. Morgan Chase Bank, N.A. (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of January 19, 2021, between SPAC and the Trustee (as amended, the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or the Trustee. There are no separate contracts, agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied): (i) between SPAC or its affiliates and the Trustee that would cause the description of the Trust Agreement in the SPAC SEC

Reports to be inaccurate in any material respect; or (ii) that would entitle any person (other than shareholders of SPAC who shall have validly exercised their Redemption Rights) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise Taxes from any interest income earned in the Trust Account; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the SPAC Organizational Documents. To SPAC’s knowledge, as of the date hereof, following the Company Merger Effective Time, no shareholder of SPAC shall be entitled to receive any amount from the Trust Account except to the extent such shareholder is exercising its Redemption Rights. As of the date hereof, there are no Actions pending or, to the knowledge of SPAC, threatened in writing with respect to the Trust Account. As of the date hereof, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC at the Company Merger Effective Time.

SECTION 5.13. Employees. SPAC and BVI Merger Sub each have no (and have not at any point had any) employees on their payroll, and have not retained any contractors, other than consultants and advisors in the ordinary course of business. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied material liability with respect to any officer or director. SPAC and BVI Merger Sub have never and do not currently maintain, sponsor, or contribute to any Employee Benefit Plan. Neither the execution and delivery of this Agreement nor the consummation of the Transactions contemplated hereunder (either alone or upon the occurrence of any additional or subsequent events or the passage of time) will (i) cause any compensatory payment or benefit, including any retention, bonus, fee, distribution, remuneration, or other compensation payable to any person who is or has been an employee of or independent contractor to SPAC or BVI Merger Sub (other than fees (including any success fees) paid to consultants, advisors, placement agents or underwriters engaged by SPAC or BVI Merger Sub in connection with its initial public offering or this Agreement and the Transactions) to increase or become due to any such person or (ii) result in forgiveness of indebtedness with respect to any employee of SPAC or BVI Merger Sub.

SECTION 5.14. Taxes.

(a) SPAC and BVI Merger Sub: (i) have duly filed (taking into account any extension of time within which to file) all material Tax Returns they are required to file as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all material Taxes that they are required to pay (whether or not shown as due on such filed Tax Returns); (iii) with respect to all material Tax Returns filed by or with respect to them, have not waived any statute of limitations with respect to the assessment of any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which such waiver or extension remains in effect; and (iv) do not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of a material amount of Taxes or material Tax matters pending, asserted or proposed or threatened in writing.

(b) Neither SPAC nor BVI Merger Sub is a party to, is bound by or has any obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment, in each case, other than an agreement, contract, arrangement or commitment entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes.

(c) Each of SPAC and BVI Merger Sub has withheld and paid to the appropriate Tax Authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable laws, rules and regulations relating to the reporting, payment, and withholding of Taxes.

(d) Neither SPAC nor BVI Merger Sub has been a member of an affiliated group filing a consolidated, combined or unitary income Tax Return (other than a group of which SPAC is the common parent).

(e) Neither SPAC nor BVI Merger Sub has had any material liability for the Taxes of any other person as a result of the failure by such other person to discharge such Tax in circumstances where such other person is primarily liable for such Tax, as a transferee or successor, by contract or otherwise (other than, in each case, liabilities for Taxes pursuant to an agreement, contract, arrangement or commitment entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes).

(f) Neither SPAC nor BVI Merger Sub has (i) any request for a material ruling in respect of Taxes pending between SPAC or BVI Merger Sub, on the one hand, and any Tax Authority, on the other hand or (ii) entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreements with a Tax Authority in respect of material Taxes, in each case, that will be in effect after the Closing.

(g) No Tax Authority has asserted in writing or, to the knowledge of SPAC, has threatened to assert against SPAC or BVI Merger Sub any deficiency or claim for material Taxes.

(h) There are no Tax liens upon any assets of SPAC or BVI Merger Sub except for Permitted Liens.

(i) Neither SPAC nor BVI Merger Sub has received written notice from a Tax Authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(j) Neither SPAC nor BVI Merger Sub has received written notice of any claim from a Tax Authority in a jurisdiction in which SPAC or BVI Merger Sub does not file Tax Returns stating that SPAC or BVI Merger Sub (as applicable) is or may be subject to material taxation in such jurisdiction.

(k) SPAC has no Subsidiaries (and has not had any Subsidiary), other than BVI Merger Sub.

(l) As of the date hereof, to the knowledge of the SPAC, there are no current facts or circumstances that could reasonably be expected to prevent or impede the SPAC Merger (taken together with the Holdings Redemption) or the Company Merger (taken together with the Convertible Note Conversion) from qualifying for the Intended Tax Treatment. SPAC has neither taken any action, nor has any current plan, intention or obligation to take any action, that could reasonably be expected to prevent or impede the SPAC Merger (taken together with the Holdings Redemption) or the Company Merger (taken together with the Convertible Note Conversion) from qualifying for the Intended Tax Treatment.

(m) As of the SPAC Merger Date, BVI Merger Sub has made a protective initial entity classification election on IRS Form 8832, effective as of the date of its formation, to be classified as an association taxable as a corporation for U.S. federal income tax purposes.

SECTION 5.15. Registration and Listing. As of the date hereof, the existing and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq Capital Market under the symbol “GMBTU”, the issued and outstanding SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq Capital Market under the symbol “GMBT,” and the issued and outstanding SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq Capital Market under the symbol “GMBTW”. Except as disclosed on Section 5.15 of the SPAC Disclosure Letter, (a) SPAC has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq Capital Market and (b) as of the date hereof, there is no Action pending or, to the knowledge of SPAC, threatened in writing against SPAC by Nasdaq Capital Market or the SEC with respect to any intention by such entity to deregister the SPAC Units, the SPAC Class A Ordinary Shares or SPAC Warrants or terminate the listing of SPAC on Nasdaq Capital Market. As of the date hereof, none of SPAC or any of its affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Ordinary Shares or the SPAC Warrants under the Exchange Act.

SECTION 5.16. Agreements; Contracts and Commitments.

(a) Section 5.16 of the SPAC Disclosure Letter sets forth a true, correct and complete list of, and SPAC has made available to Company complete and correct copies of, each “material contract” (as such term is defined in Regulation S-K) to which SPAC or BVI Merger Sub is party (the “SPAC Material Contracts”), other than any such SPAC Material Contract that is listed as an exhibit to any SPAC SEC Report or any of the Transaction Documents.

(b) Neither SPAC nor BVI Merger Sub nor, to the knowledge of SPAC, any other party thereto, is in breach of or in default under, and to the knowledge of SPAC, no event has occurred which with notice or lapse of time or both would become a breach of or default under, any SPAC Material Contract.

SECTION 5.17. Interested Party Transactions.

(a) Section 5.17 of the SPAC Disclosure Letter sets forth, and SPAC has made available to the Company complete and correct copies of, all Contracts between SPAC or its Subsidiaries, on the one hand, and any SPAC Related Party, on the other hand, as of the date hereof. No SPAC Related Party (a) owns any interest in any material asset used or held by SPAC or its Subsidiaries or (b) owes any material amount to, or is owed any material amount by, SPAC or its Subsidiaries. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 5.17 are referred to herein as “SPAC Related Party Transactions”. “SPAC Related Party” shall mean any affiliate of either SPAC or the Sponsor, or any of their respective current, former or future directors, officers, general or limited partners, direct or indirect equityholders (including the Sponsor), members, managers, controlling person, employees, family members or other representatives and the respective successors and assigns of any of the foregoing persons.

SECTION 5.18. Investment Company Act. Neither SPAC nor BVI Merger Sub is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

SECTION 5.19. Private Placements. Other than the Subscription Agreements, there are no agreements, side letters, arrangements or other Contracts between SPAC or any of its affiliates and any PIPE Investor or, to the knowledge of SPAC, any of its affiliates that would affect the obligation of such PIPE Investor to contribute to Holdings the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreement of such PIPE Investor, and SPAC does not know of any facts or circumstances that would result in any of the conditions set forth in any Subscription Agreement not being satisfied. Except as set forth in the Subscription Agreements, no fees, consideration (other than Holdings Common Shares A issued in connection with the PIPE Investment Amount) or other discounts are payable or have been agreed by SPAC or any of its affiliates to any PIPE Investor or, to the knowledge of SPAC, any of its affiliates in respect of its portion of the PIPE Investment Amount.

SECTION 5.20. SPAC’s and BVI Merger Sub’s Investigation and Reliance. Each of SPAC and BVI Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and any Company Subsidiary and the Transactions, which investigation, review and analysis were conducted by SPAC and BVI Merger Sub together with expert advisors, including legal counsel, that they have engaged for such purpose. SPAC, BVI Merger Sub and their Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and any Company Subsidiary and other information that they have requested in connection with their investigation of the Company and the Company Subsidiaries and the Transactions. Neither SPAC nor BVI Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any Company Subsidiary or any of its or their respective Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Letter), in the Transaction Documents or in the corresponding representations and warranties contained in the certificate delivered pursuant to Section 8.02(c). Neither the Company nor any of its respective shareholders, affiliates or Representatives shall have any liability to SPAC, BVI Merger Sub or any of their respective shareholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to SPAC, BVI Merger Sub or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions, except as expressly set forth in this Agreement (as modified by the Company Disclosure Letter), the Transaction Documents or in any certificate delivered by the Company pursuant to this Agreement. SPAC and BVI Merger Sub acknowledge that, except as expressly set forth in this Agreement (as modified by the Company Disclosure Letter) or in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any of its shareholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company and/or any Company Subsidiary.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE TRANSACTIONS

SECTION 6.01. Conduct of Business by the Company Pending the Transactions.

(a) The Company agrees that, between the date hereof and the Company Merger Effective Time or the earlier termination of this Agreement, except as (i) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (ii) set forth in Section 6.01 of the Company Disclosure Letter, or (iii) required by applicable Law or Governmental Order, unless SPAC shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) the Company shall use commercially reasonable efforts, and shall cause the Company Subsidiaries to use commercially reasonable efforts, to conduct their business in the ordinary course of business in all material respects (taking into account recent past practice in light of COVID-19, including any actions taken by the Company due to COVID-19 Measures prior to the date hereof); provided that any action taken, or omitted to be taken, that is required by applicable Law or Governmental Order (including COVID-19 Measures) shall be deemed to be in the ordinary course of business; and

(ii) the Company shall use commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, key employees and consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations, in each case in all material respects.

(b) Except as (i) expressly contemplated by any other provision of this Agreement, including any subclause of this Section 6.01(b), or any Ancillary Agreement, (ii) set forth in Section 6.01 of the Company Disclosure Letter, or (iii) required by applicable Law or Governmental Order (including COVID-19 Measures), the Company shall not, and shall cause each Company Subsidiary not to, between the date hereof and the Company Merger Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of SPAC (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend or otherwise change the memorandum and article of association, bylaws or other organizational documents of the Company, Holdings or Cayman Merger Sub or any other Company Subsidiary;

(ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company, Holdings or Cayman Merger Sub or any other Company Subsidiary;

(iii) other than transactions among solely the Company and the Company Subsidiaries or among solely the Company Subsidiaries, issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Company Subsidiary; provided that (1) the exercise of any Company Options in effect and outstanding on the date hereof as expressly permitted by this Agreement, (2) the issuance of Company Common Shares A (or other class of equity security of the Company, as applicable) pursuant to the terms of the Company Preferred Shares or Company Convertible Notes, in each case in effect and outstanding on the date hereof and (3) the issuance of Company Common Shares A (or other class of equity security of the Company, as applicable) as consideration for an acquisition otherwise permitted by this Section 6.01(b));

(iv) sell, pledge, dispose of, or encumber any material assets of the Company or any Company Subsidiary, except for (1) dispositions of obsolete or worthless equipment or assets that are no longer used or useful in the conduct of business, (2) transactions among solely the Company and the Company Subsidiaries or among solely the Company Subsidiaries and (3) the sale or provision of goods or services to customers in the ordinary course of business;

(v) enter into a joint venture or similar partnership or alliance with any other person;

(vi) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than any dividends or other distributions from any wholly owned Company Subsidiary to the Company or any other wholly owned Company Subsidiary;

(vii) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares or capital stock, other than (x) acquisitions of any such shares or capital stock or other Company securities in connection with the exercise of Company Options, (y) such transactions among solely the Company and the Company Subsidiaries or among solely the Company Subsidiaries or (z) any such transaction by a wholly owned Company Subsidiary that remains a wholly owned Company Subsidiary after consummation of such transaction;

(viii) acquire (including by merger, consolidation, acquisition of stock or any other business combination) any equity interests in or substantially all of the assets of any corporation, partnership, other business organization or any division thereof, if the aggregate amount of consideration paid or transferred by the Company and the Company Subsidiaries would exceed $5,000,000 in the aggregate; provided, that such acquisitions would not require the presentation of any financial statements of a business acquired or to be acquired pursuant to Rule 3-05 of Regulation S-X and would not reasonably be expected to prevent or materially delay the consummation of the Transactions;

(ix) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for (including by entering into any “keep well” or similar agreement to maintain the financial condition of any other person), any such indebtedness or debt securities of any person, except for (A) the incurrence of indebtedness of any kind under any credit facilities or other debt instruments (including under any applicable credit line) of the Company or the Company Subsidiaries in existence as of the date hereof, (B) intercompany indebtedness among the Company and any wholly-owned Company Subsidiary or among wholly-owned Company Subsidiaries and (C) other indebtedness in an aggregate principal amount not to exceed the amount set forth on Section 6.01(b)(ix) of the Company Disclosure Letter and incurred in accordance with Section 6.01(b)(ix) of the Company Disclosure Letter;

(x) make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, agents or consultants, except, (A) reimbursement to employees or officers of the Company or any Company Subsidiaries of expenses incurred by such persons on behalf of the Company or any Company Subsidiaries in the ordinary course of business and consistent with past practices and the policies of the Company and the Company Subsidiaries in effect as of the date hereof, (B) prepayments and deposits paid to suppliers of the Company or any Company Subsidiary in the ordinary course of business consistent with past practice, (C) trade credit extended to customers of the Company or any Company Subsidiary in the ordinary course of business consistent with past practice or (D) as permitted pursuant to Section 6.01(b)(viii);

(xi) make any capital expenditures in excess of $1,000,000, individually or in the aggregate;

(xii) acquire any fee interest in real property;

(xiii) except as required by applicable Law or pursuant to the terms of any Plan as in effect on the date hereof, (A) grant any increase in the compensation, incentives or benefits paid, payable, or to become payable to any current or former Service Provider of the Company, except for increases in salary or hourly wage rates (and any corresponding bonus opportunity increases) made in the ordinary course of business in a manner consistent with past practice to any such Service Provider (other than directors or executive officers of the Company or a Company Subsidiary); (B) grant any retention, change in control, severance or termination pay to any Service Provider, other than severance or other termination pay or benefits in the ordinary course of business in a manner consistent with past practice to terminated Service Providers who are not directors or executive officers of the Company or a Company Subsidiary and who are not employees with an annual base salary at or above $100,000; (C) accelerate or commit to accelerate the funding, time of payment, or vesting of any compensation or benefits to any current or former Service Provider or holder of Company Options; (D) become obligated under or enter into any collective bargaining agreement, collective agreement or other contract or agreement with a labor union, trade union, works council, or similar representative of Company employees; (E) hire any employee of the Company or any Company Subsidiary except (1) to replace a departed employee, as permitted hereunder (in which case such hiring shall be on terms substantially similar to the terms applicable to the employment of the employee being replaced) or (2) if such new employee has an annual base salary below $180,000 and is hired in the ordinary course; or (F) terminate the employment of any employee with an annual base salary at or above $100,000, other than any such termination for cause (as determined by the Company) or due to death or disability;

(xiv) make any material change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as (A) contemplated by this Agreement or the Transactions or (B) required by a concurrent amendment in IFRS or applicable Law or Governmental Order made subsequent to the date hereof, as agreed to by its independent accountants;

(xv) (A) amend any material Tax Return, (B) change any material method of Tax accounting, (C) make, change or rescind any material election relating to Taxes, or (D) settle or compromise any material Tax audit, assessment, Tax claim or other controversy relating to Taxes, in each case that is reasonably likely to result in an increase to Tax liability, which increase is material to the Company and the Company Subsidiaries taken as a whole;

(xvi) (A) materially amend or modify, or consent to the termination (excluding any expiration in accordance with its terms) of, any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any Company Subsidiary’s material rights thereunder, in each case in a manner that would be adverse to the Company and the Company Subsidiaries or (B) enter into any contract or agreement that would have been a Material Contract had it been entered into prior to the date hereof, in each case of the foregoing, except in the ordinary course of business consistent with past practice;

(xvii) enter into any Contract that obligates the Company or any Company Subsidiary to develop any Intellectual Property related to the business of the Company, which such Intellectual Property would be owned by a third-party;

(xviii) permit any material item of Company-Owned IP to lapse or to be abandoned, dedicated to the public or disclaimed, fail to perform or make any required filings or recordings, fail to pay all required fees required to maintain and protect its interest in material items of Company-Owned IP or otherwise fail to use commercially reasonable efforts to defend the validity and enforceability of any material item of Company-Owned IP;

(xix) waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that do not involve payments by the Company and the Company Subsidiaries in excess of $500,000 in the aggregate, in each case in excess of insurance proceeds; provided that no such waiver, release, assignment, settlement or compromise may involve any material injunctive or equitable relief, or impose material restrictions, on the business activities of the Company and the Company Subsidiaries, taken as a whole (other than customary confidentiality obligations);

(xx) enter into any material new line of business outside of the business currently conducted by the Company or the Company Subsidiaries as of the date hereof, which, for the avoidance of doubt, shall not prohibit any geographic expansion of the business lines of the Company and the Company Subsidiaries conducted as of the date hereof;

(xxi) (A) voluntarily fail to maintain or cancel without replacing any coverage under any insurance policy existing as of the date hereof in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Company and any Company Subsidiaries and their assets and properties or change coverage in a manner materially detrimental to the Company and the Company Subsidiaries, taken as a whole, or (B) except as permitted by Sections 7.07 and 7.08, enter into any material insurance policy insuring the business of the Company or any of the Company Subsidiaries (including any directors’ and officers’ liability policy);

(xxii) amend or modify, or consent to the termination (excluding any expiration in accordance with its terms) of, the SPAC Shareholder Support Agreement or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any Company Subsidiary’s rights thereunder; or

(xxiii) enter into any binding agreement or otherwise make a binding commitment to do any of the foregoing.

(c) Nothing herein shall require the Company to obtain consent from SPAC to do any of the foregoing if obtaining such consent would reasonably be expected to violate applicable Law (including any COVID-19 Measures), and nothing contained in this Section 6.01 shall give to SPAC, directly or indirectly, the right to control the Company or any of the Company Subsidiaries prior to the Closing Date. Prior to the Closing Date, each of SPAC and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

SECTION 6.02. Conduct of Business by SPAC and Merger Sub Pending the Transactions.

(a) Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement and except as required by applicable Law or Governmental Order, SPAC agrees that from the date hereof until the earlier of the termination of this Agreement and the Company Merger Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), SPAC shall use commercially reasonable efforts to, and shall cause BVI Merger Sub to use commercially reasonable efforts to, conduct their respective businesses in the ordinary course of business in all material respects.

(b) Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement and as required by applicable Law or Governmental Order, neither SPAC nor BVI Merger Sub shall, between the date hereof and the Company Merger Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend or otherwise change the SPAC Organizational Documents or the BVI Merger Sub Articles or form any Subsidiary of SPAC other than BVI Merger Sub;

(ii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Fund that are required pursuant to the SPAC Organizational Documents;

(iii) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the SPAC Shares or SPAC Warrants, except for redemptions from the Trust Fund and conversion of the SPAC Class B Ordinary Shares that are required pursuant to the SPAC Organizational Documents;

(iv) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of SPAC or BVI Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of SPAC or BVI Merger Sub, except in connection with conversion of the SPAC Class B Ordinary Shares that are required pursuant to the SPAC Organizational Documents or in connection with a loan from the Sponsor or an affiliate thereof or certain of SPAC’s officers and directors to finance SPAC’s transaction costs in connection with the Transactions or other expenses unrelated to the Transactions;

(v) (i) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or otherwise acquire any securities or material assets from any third party, (ii) enter into any strategic joint ventures, partnerships or alliances with any other person or (iii) make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, agents or consultants) or initiate the start up of any new business, non-wholly owned Subsidiary or joint venture;

(vi) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of SPAC, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except for any loan from the Sponsor or an affiliate thereof or certain of SPAC’s officers and directors to finance SPAC’s transaction costs in connection with the Transactions or other expenses unrelated to the Transactions;

(vii) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(viii) (A) amend any material Tax Return, (B) change any material method of Tax accounting, (C) make, change or rescind any material election relating to Taxes, or (D) settle or compromise any material U.S. federal, state, local or non-U.S. Tax audit, assessment, Tax claim or other controversy relating to Taxes, in each case that is reasonably likely to result in an increase to a Tax liability, which increase is material to SPAC and BVI Merger Sub taken as a whole;

(ix) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of, or otherwise liquidate, dissolve, reorganize or wind up the business and operations of, SPAC or BVI Merger Sub;

(x) amend or modify the Trust Agreement or any other agreement related to the Trust Account;

(xi) (i) hire any employee or (ii) adopt or enter into any Employee Benefit Plan (including grant or establish any form of compensation or benefits to any current or former employee, officer, director or other individual service provider of SPAC (for the avoidance of doubt, other than consultants, advisors, including legal counsel, or institutional service providers engaged by SPAC));

(xii) enter into, renew, modify, amend or revise any SPAC Related Party Transactions (or any Contract that if entered into prior to the execution and delivery of this Agreement would be a SPAC Related Party Transaction), except for any loan from the Sponsor or an affiliate thereof or certain of SPAC’s officers and directors to finance SPAC’s transaction costs in connection with the Transactions or other expenses unrelated to the Transactions; or

(xiii) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

(c) Nothing herein shall require SPAC to obtain consent from the Company to do any of the foregoing if obtaining such consent would reasonably be expected to violate applicable Law (including any COVID-19 Measures) and nothing contained in this Section 6.02 shall give to the Company, directly or indirectly, the right to control SPAC or any of its Subsidiaries prior to the Closing Date. Prior to the Closing Date, each of the Company and SPAC shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

SECTION 6.03. Conduct of Business by Holdings, Cayman Merger Sub and BVI Merger Sub. Between the date hereof and the Company Merger Effective Time or the earlier termination of this Agreement, none of Holdings, Cayman Merger Sub or BVI Merger Sub shall engage in any activities other than the execution of any Transaction Documents to which it is party and the performance of its obligations hereunder and thereunder in furtherance of the Transactions (and matters ancillary thereto).

SECTION 6.04. Claims Against Trust Account. The Company agrees that, notwithstanding any other provision contained in this Agreement, the Company does not now have, and shall not at any time prior to the Company Merger Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company on the one hand, and SPAC on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.04 as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company hereby irrevocably waives any Claim it may have, now or in the future and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit the Company from pursuing a claim against SPAC, BVI Merger Sub or any other person (a) for legal relief against monies or other assets of SPAC or BVI Merger Sub held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions (including a claim for SPAC to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Redemption Rights)) or (b) for damages (subject to the provisions of this Agreement) for breach of this Agreement against SPAC (or any successor entity) or BVI Merger Sub in the event this Agreement is terminated for any reason and SPAC consummates a business combination transaction with another party. In the event that the Company commences any Action against or involving the Trust Fund in violation of the foregoing, SPAC shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such action, in the event SPAC prevails in such Action.

ARTICLE VII

ADDITIONAL AGREEMENTS

SECTION 7.01. No Solicitation.

(a) From the date hereof and ending on the earlier of the Closing and the termination of this Agreement in accordance with Section 9.01, the Company shall not, and shall cause the Company Subsidiaries not to, and shall direct its and their respective Representatives acting on its or their behalf not to, directly or indirectly, (i) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or continue any discussions or negotiations with, or knowingly encourage any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any (x) sale of 5% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, (y) sale of 5% or more of the outstanding shares or capital stock of the Company or one or more Company Subsidiaries holding assets constituting, individually or in the aggregate, 5% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, or (z) merger, consolidation, liquidation, dissolution or similar transaction involving the Company or one or more of the Company Subsidiaries holding assets constituting, individually or in the aggregate, 5% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, in each case, other than with SPAC and its Representatives (an “Alternative Transaction”), (ii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of the Company Subsidiaries, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Transaction, (iv) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Alternative Transaction or any proposal or offer that could reasonably be expected to lead to an Alternative Transaction, (v) commence, continue or renew any due diligence investigation regarding any Alternative Transaction, or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. The Company shall, and shall cause the Company Subsidiaries to, and shall direct its and their respective affiliates and Representatives acting on their behalf to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction. The Company also agrees that it will promptly request each special purpose acquisition company that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Alternative Transaction to return or destroy all confidential information furnished to such person by or on behalf of the Company prior to the date hereof.

(b) From the date hereof and ending on the earlier of the Closing and the termination of this Agreement in accordance with Section 9.01, the Company shall notify SPAC promptly after receipt (and in any event no later than forty-eight (48) hours following such receipt) by the Company, the Company Subsidiaries or any of their respective Representatives of any inquiry or proposal with respect to an Alternative Transaction, any inquiry that would reasonably be expected to lead to an Alternative Transaction or any request for non-public information relating to the Company or any of the Company Subsidiaries or for access to the business, properties, assets, personnel, books or records of the Company or any of the Company Subsidiaries by any third party, in each case that is related to or that would reasonably be expected to lead to an Alternative Transaction. In such notice, the Company shall identify the third party making any such inquiry, proposal, indication or request with respect to an Alternative Transaction and provide the details of the material terms and conditions of any such inquiry, proposal, indication or request. The Company shall keep SPAC informed, on a reasonably current and prompt basis, of the status and material terms of any such inquiry, proposal, indication or request with respect to an Alternative Transaction, including any material amendments or proposed amendments thereto.

(c) If the Company or any of the Company Subsidiaries or any of its or their respective Representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time from the date hereof and ending on the earlier of the Closing and the termination of this Agreement in accordance with Section 9.01, then the Company shall promptly (and in any event no later than forty-eight (48) hours after the Company becomes aware of such inquiry or proposal) notify such person in writing that the Company is subject to an exclusivity agreement with respect to the Alternative Transaction that prohibits them from considering such inquiry or proposal. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 7.01 by the Company or any of the Company Subsidiaries or its or their respective affiliates or Representatives shall be deemed to be a breach of this Section 7.01 by the Company.

(d) From the date hereof and ending on the earlier of the Closing and the termination of this Agreement in accordance with Section 9.01, each of SPAC and BVI Merger Sub shall not, and shall direct their respective affiliates and Representatives acting on their behalf not to, directly or indirectly, (i) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or continue any discussions or negotiations with, or knowingly encourage any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any merger, consolidation, or acquisition of stock or assets or any other business combination involving SPAC or any of its Subsidiaries, on the one hand, and any other corporation, partnership or other business organization other than the Company and Company Subsidiaries, on the other hand (a “SPAC Alternative Transaction”), (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any SPAC Alternative Transaction, (iii) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any SPAC Alternative Transaction or any proposal or offer that could reasonably be expected to lead to a SPAC Alternative Transaction, (iv) commence, continue or renew any due diligence investigation regarding any SPAC Alternative Transaction, or (v) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its affiliates or Representatives acting on its behalf to take any such action. Each of SPAC and BVI Merger Sub shall, and shall direct their respective affiliates and Representatives acting on their behalf to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any SPAC Alternative Transaction; provided, however, for the avoidance of doubt, nothing in this Section 7.01 shall limit the rights of any affiliate of SPAC, including Sponsor, or any of its Representatives with respect to any transaction involving any person (other than SPAC or its Subsidiaries) and any corporation, partnership or other business organization (other than the Company and its Subsidiaries). The parties agree that any violation of the restrictions set forth in this Section 7.01 by SPAC or BVI Merger Sub or their respective affiliates or Representatives shall be deemed to be a breach of this Section 7.01 by SPAC and BVI Merger Sub.

(e) From the date hereof and ending on the earlier of the Closing and the termination of this Agreement in accordance with Section 9.01, SPAC shall notify the Company promptly after receipt (and in any event no later than 48 hours following such receipt) by SPAC, any of its Subsidiaries or any of its or their respective Representatives of any inquiry or proposal with respect to a SPAC Alternative Transaction, any inquiry that would reasonably be expected to lead to a SPAC Alternative Transaction or any request for non-public information relating to SPAC or any of its Subsidiaries or for access to the business, properties, assets, personnel, books or records of SPAC by any third party, in each case that is related to or that would reasonably be expected to lead to a SPAC Alternative Transaction. In such notice, SPAC shall identify the third party making any such inquiry, proposal, indication or request with respect to a SPAC Alternative Transaction and provide the details of the material terms and conditions of any such inquiry, proposal, indication or request. SPAC shall keep the Company informed, on a reasonably current and prompt basis, of the status and material terms of any such inquiry, proposal, indication or request with respect to a SPAC Alternative Transaction, including any material amendments or proposed amendments thereto.

(f) If SPAC, any of its Subsidiaries or any of its or their respective Representatives receives any inquiry or proposal with respect to a SPAC Alternative Transaction at any time from the date hereof and ending on the earlier of the Closing and the termination of this Agreement in accordance with Section 9.01, then SPAC shall promptly notify such person in writing that SPAC is subject to an exclusivity agreement with respect to the Alternative Transaction that prohibits them from considering such inquiry or proposal.

SECTION 7.02. Registration Statement; Proxy Statement.

(a) As promptly as practicable after the execution of this Agreement, subject to the terms of this Section 7.02, the Company and SPAC shall jointly prepare and Holdings shall file with the SEC a mutually agreed upon (such agreement not to be unreasonably withheld, conditioned or delayed by the Company or SPAC) registration statement on Form F-4 (together with all amendments thereto, the “Registration Statement”) in connection with the registration under the Securities Act of the Holdings Units (including the Holdings Common Shares A and Holdings Warrants (and the Holdings Common Shares A issuable upon exercise thereof)) to be issued in the SPAC Merger, the Holdings Common Shares A to be issued in the Company Merger, the Holdings Common Shares A to be issued in the Convertible Note Conversion (other than with respect to any Company Exchangeable Notes) and the Holdings Common Shares A issuable pursuant to Section 3.04, which such Registration Statement shall include a proxy statement / prospectus containing a proxy statement in preliminary form (as amended or supplemented, the “Proxy Statement”) to be sent to the SPAC’s shareholders relating to the extraordinary general meeting of SPAC’s shareholders (including any adjournment or postponement thereof, the “SPAC Shareholders’ Meeting”) to be held to consider (A) approval and adoption of this Agreement, the Cayman Plan of Merger and the Mergers (including the rights of dissention applicable to the SPAC Merger) and the other Transactions contemplated by this Agreement, including the adoption of the Holdings A&R Articles effective as of the SPAC Merger Effective Time, and any separate or unbundled proposals as are required to implement the foregoing, (B) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto and (C) any other proposals the parties deem necessary to effectuate the Transactions, including the appointment of the New Board, the adoption of the Holdings A&R Articles and the Holdings Public Company Articles and the appointments in respect of the Holdings Board at the SPAC Merger Effective Time in accordance with Section 7.16(e) (clauses (A), (B) and (C), collectively, the “Required SPAC Proposals”). Each of the Company, Holdings and SPAC shall furnish all information concerning such party as the other party may reasonably request in connection with such actions and the preparation of the Merger Materials. SPAC, the Company and Holdings each shall use their reasonable best efforts to (w) cause the Registration Statement, when filed with the SEC, to comply in all material respects with all legal requirements applicable thereto, (x) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Merger Materials, (y) cause the Registration Statement to be declared effective as promptly as practicable and (z) keep the Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Registration Statement, SPAC shall take all actions necessary to cause the Merger Materials to be mailed to its shareholders as of the applicable record date as promptly as practicable (and in any event within three (3) Business Days) following the date upon which the Registration Statement becomes effective. Each of the Company, Holdings and SPAC shall otherwise reasonably assist and cooperate with the other party in the preparation of the Merger Materials and the resolution of any comments received from the SEC. In furtherance of the foregoing, each of the Company and SPAC shall cause its and its Subsidiaries’ respective officers and employees to be reasonably available to the other party and its counsel in connection with the drafting of the Merger Materials and to respond in a timely manner to comments on the Merger Materials from the SEC. For purposes of this Agreement, the term “Merger Materials” means the Registration Statement, including the prospectus forming a part thereof, the Proxy Statement, and any amendments thereto.

(b) No filing of, or amendment or supplement to the Merger Materials will be made by Holdings, the Company or SPAC without the approval of the other parties (such approval not to be unreasonably withheld, conditioned or delayed). Each of Holdings, the Company and SPAC will advise the other parties, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, or of the suspension of the qualification of the Holdings Common Shares to be issued or issuable pursuant to this Agreement. Each of Holdings, the Company and SPAC will advise the other parties, promptly after it receives notice thereof, of any request by the SEC for amendment of the Merger Materials or comments thereon and responses thereto or requests by the SEC for additional information. Each of Holdings, the Company and SPAC shall, as promptly as practicable after receipt thereof, supply the other parties with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, or, if not in writing, a description of such communication, with respect to the Merger Materials or the Merger. No response to any comments from the SEC or the staff of the SEC relating to the Merger Materials will be made by Holdings, the Company or SPAC without the prior consent of the other parties (such consent not to be unreasonably withheld, conditioned or delayed), and without providing the other parties a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC.

(c) SPAC represents that the information supplied by it for inclusion in the Merger Materials shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Merger Materials are mailed to its shareholders and (iii) the time of the SPAC Shareholders’ Meeting, include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Company Merger Effective Time, any event or circumstance relating to SPAC or BVI Merger Sub or their respective officers or directors should be discovered by SPAC which should be set forth in an amendment or a supplement to the Merger Materials, SPAC shall promptly inform the Company.

(d) The Company represents that the information supplied by it for inclusion in the Merger Materials shall not, at (i) the time the Registration Statement is declared effective and (ii) the time of the SPAC Shareholders’ Meeting, include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Company Merger Effective Time, any event or circumstance relating to the Company or any Company Subsidiary or any of their respective officers or directors should be discovered by the Company which should be set forth in an amendment or a supplement to the Merger Materials, the Company shall promptly inform SPAC.

(e) Prior to distributing materials to be provided to the shareholders of the Company in connection with soliciting consent from such persons to the Transactions contemplated by this Agreement, the Company shall provide a draft copy of such materials to SPAC and shall consider in good faith any comments or suggested changes that SPAC proposes with respect to such materials.

SECTION 7.03. Company Shareholder Approval; Holdings Shareholder Approval; Cayman Merger Sub Shareholder Approval.

(a) The Company shall (i) obtain and deliver to SPAC, the Requisite Company Shareholder Approval, (A) substantially in the form of written consents attached hereto as Exhibit A (the “Written Consents”) executed by each of the Key Company Shareholders (pursuant to the Company Transaction Support Agreement), as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to shareholders, and in any event within five (5) Business Days after the Registration Statement is declared effective, and (B) in accordance with the terms and subject to the conditions of the Company Articles, and (ii) use reasonable best efforts to take all other action necessary or advisable to secure the Requisite Company Shareholder Approval and, if applicable, any additional consents or approvals of its shareholders related thereto.

(b) Promptly following the execution of this Agreement, the Company shall deliver the Holdings Shareholder Approval as the sole shareholder of Holdings.

(c) Promptly following the execution of this Agreement, Holdings shall deliver the Cayman Merger Sub Shareholder Approval as the sole shareholder of Cayman Merger Sub.

SECTION 7.04. SPAC Shareholders’ Meeting; BVI Merger Sub Shareholder Approvals.

(a) SPAC shall call and hold the SPAC Shareholders’ Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the Required SPAC Proposals, and SPAC shall use its reasonable best efforts to hold the SPAC Shareholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective; provided, that SPAC may (or, upon the receipt of a request to do so from the Company, shall) postpone or adjourn the SPAC Shareholders’ Meeting on one or more occasions for up to thirty (30) days in the aggregate (or, if earlier, until the Outside Date) upon the good faith determination by the SPAC Board that such postponement or adjournment is reasonably necessary to solicit additional proxies to obtain approval of the Required SPAC Proposals or otherwise take actions consistent with SPAC’s obligations pursuant to Section 7.10, and at least 10 days’ written notice of the SPAC Shareholders’ Meeting is given to the SPAC shareholders in accordance with the SPAC Articles of Association. SPAC shall use its reasonable best efforts to obtain the approval of the Required SPAC Proposals at the SPAC Shareholders’ Meeting, including by soliciting from its shareholders proxies as promptly as possible in favor of the Required SPAC Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its shareholders. The SPAC Board shall have unanimously recommended to its shareholders that they approve the Required SPAC Proposals (the “SPAC Recommendation”) and shall include the SPAC Recommendation in the Proxy Statement. Neither the SPAC Board nor any committee thereof shall: (i) withdraw, modify, amend or qualify (or propose to withdraw, modify, amend or qualify publicly) the SPAC Recommendation, or fail to include the SPAC Recommendation in the Proxy Statement; or (ii) approve, recommend or declare advisable (or publicly propose to do so) any SPAC Alternative Transaction (a “Change in Recommendation”); provided, however, that, any time prior to obtaining the Requisite SPAC Shareholder Approval, the SPAC Board may make a Change in Recommendation in response to any material event, change, fact, condition, occurrence or circumstance (A) that does not relate to an Alternative Transaction, (B) that does not relate to any change in the market price or trading volume of SPAC’s securities (it being understood that this clause (B) shall not prevent a determination that any event underlying such change constitutes an Intervening Event), and (C) (x) first occurring after the date hereof or (y) first actually or constructively known by the SPAC Board following the date hereof and was not reasonably foreseeable by the SPAC Board or SPAC on or prior to the date hereof (or if actually or constructively known or reasonably foreseeable, the probability or magnitude of consequences of which were not actually or constructively known or reasonably foreseeable as of the date hereof), if it determines in good faith, after consultation with its outside legal counsel, that a failure to make such Change in Recommendation would constitute a breach by the SPAC Board of its fiduciary obligations under applicable Law (an “Intervening Event”); provided, however, that no action taken by any party hereto pursuant to and in compliance with the covenants set forth in Section 6.01, or the consequences of any such action, shall constitute an “Intervening Event”.

(b) Notwithstanding (i) any Change in Recommendation, (ii) the making of any inquiry or proposal with respect to a SPAC Alternative Transaction or (iii) anything to the contrary contained herein, unless this Agreement has been earlier validly terminated in accordance with Section 9.01, (A) in no event shall SPAC or BVI Merger Sub execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any SPAC Alternative Transaction or terminate this Agreement in connection therewith and (B) SPAC and BVI Merger Sub shall otherwise remain subject to the terms of this Agreement, including SPAC’s obligation to use reasonable best efforts to obtain the approval of the Required SPAC Proposals at the SPAC Shareholders’ Meeting in accordance with Section 7.04(a).

(c) Promptly following the execution of this Agreement, SPAC and Holdings shall deliver the BVI Merger Sub Shareholder Approvals as the sole shareholder of BVI Merger Sub (as appropriate), in the case of Holdings, to be held signed but undated and automatically released immediately prior to the Company Merger.

SECTION 7.05. Access to Information; Confidentiality.

(a) From the date hereof until the Company Merger Effective Time, the Company and SPAC shall (and shall cause their respective subsidiaries to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access, during normal business hours and upon reasonable prior notice, to the officers, employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof, including with respect to proposed acquisitions that are permitted to be consummated pursuant to Section 6.01(b)(viii) (other than any of the foregoing that relate to the negotiation and execution of the Transaction Documents); and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its Subsidiaries as the other party or its Representatives may reasonably request, in the case of each of the foregoing clauses (i) and (ii), solely for the purpose of facilitating the consummation of the Transactions. Notwithstanding the foregoing, (A) neither the Company nor SPAC shall be required to provide access to or disclose information where the access or disclosure could jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege or contravene applicable Law or Governmental Order (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention) and (B) any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of the Company or SPAC, as applicable, and in compliance with all measures implemented by Governmental Authorities in response to COVID-19.

(b) All information obtained by the parties pursuant to this Section 7.05 shall be kept confidential in accordance with the confidentiality agreement, dated May 5, 2021 (the “Confidentiality Agreement”), between SPAC and the Company.

(c) Notwithstanding anything in this Agreement to the contrary, each party (and its respective Representatives) may consult any Tax advisor as is reasonably necessary regarding the Tax treatment and Tax structure of the Transactions and may disclose to such advisor as is reasonably necessary, the Intended Tax Treatment and Tax structure of the Transactions and all materials (including any Tax analysis) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.

SECTION 7.06. Incentive Equity Plan. Prior to the Closing Date, Holdings shall approve and adopt, subject to the receipt of the Holdings Shareholder Approval, an incentive award plan, substantially in the form, including with respect to share reserves, attached hereto as Exhibit B (the “Omnibus Incentive Plan”) (with such changes that may be agreed in writing by SPAC and the Company (such agreement not to be unreasonably withheld, conditioned or delayed by either SPAC or the Company, as applicable)), to be effective as of the Closing or as otherwise set forth in the plan document. Within seven (7) Business Days following the expiration of the sixty (60)-day period following the date Holdings has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Holdings shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Holdings Common Shares A issuable under the Omnibus Incentive Plan.

SECTION 7.07. Insurance. Prior to the Company Merger Effective Time, the Company and SPAC shall cooperate in good faith to determine the appropriate insurance coverage for Holdings and its Subsidiaries following the Closing and shall use their respective reasonable best efforts to obtain such insurance without limiting the obligations of the Company and SPAC pursuant to Sections 7.08(c) and 7.08(e). SPAC and the Company shall designate a mutually agreeable insurance broker to assist with such determination of appropriate coverage and with efforts to obtain such insurance.

SECTION 7.08. Directors’ and Officers’ Indemnification and Insurance.

(a) The provisions with respect to indemnification, exculpation, advancement or expense reimbursement set forth in the Company Surviving Company Articles as of the Company Merger Effective Time shall not be amended, repealed or otherwise modified for a period of six (6) years from the Company Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Company Merger Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or of the Company Subsidiaries (the “D&O Indemnitees”), unless such modification shall be required by applicable Law. The parties hereto further agree that with respect to the provisions of the charter, bylaws, limited liability company agreements or other organizational documents of the Company Subsidiaries as of the Company Merger Effective Time relating to indemnification, exculpation, advancement or expense reimbursement, such provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Company Merger Effective Time in any manner that would affect adversely the rights thereunder of the D&O Indemnitees, unless such modification shall be required by applicable Law. For a period of six (6) years from the Company Merger Effective Time, Holdings shall indemnify and hold harmless each D&O Indemnitee against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Company Merger Effective Time, whether asserted or claimed prior to, at or after the Company Merger Effective Time, to the fullest extent that the Company would have been permitted under applicable Law, the Company Articles, the charter, bylaws or limited liability company agreements of the Company Subsidiary or any indemnification agreement in effect on the date hereof to indemnify or exculpate such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). In addition, from the Company Merger Effective Time, Holdings shall, without requiring a preliminary determination of entitlement to indemnification, advance any costs and expenses of any D&O Indemnitee under this Section 7.08 (including in connection with enforcing the indemnity and other obligations in this Section 7.08) as incurred to the fullest extent permitted under applicable Law.

(b) The provisions with respect to indemnification, exculpation, advancement or expense reimbursement set forth in the SPAC Surviving Company Articles as of the SPAC Merger Effective Time shall not be amended, repealed or otherwise modified for a period of six (6) years from the SPAC Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the SPAC Merger Effective Time, were directors, officers, employees, fiduciaries or agents of SPAC (the “SPAC D&O Indemnitees”), unless such modification shall be required by applicable Law. The parties hereto further agree that with respect to the provisions of the charter, bylaws, limited liability company agreements or other organizational documents of any Subsidiary of SPAC relating to indemnification, exculpation, advancement or expense reimbursement, such provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the SPAC Merger Effective Time in any manner that would affect adversely the rights thereunder of the D&O Indemnitees, unless such modification shall be required by applicable Law. For a period of six years from the SPAC Merger Effective Time, Holdings shall indemnify and hold harmless each SPAC D&O Indemnitee against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the SPAC Merger Effective Time, whether asserted or claimed prior to, at or after the SPAC Merger Effective Time, to the fullest extent that SPAC would have been permitted under applicable Law, the SPAC Articles of Association or any indemnification agreement in effect on the date hereof to indemnify or exculpate such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). In addition, from the SPAC Merger Effective Time, the SPAC Surviving Company shall, without requiring a preliminary determination of entitlement to indemnification, advance any costs and expenses of any SPAC D&O Indemnitee under this Section 7.08 (including in connection with enforcing the indemnity and other obligations in this Section 7.08) as incurred to the fullest extent permitted under applicable Law.

(c) Holdings and the Company shall use reasonable best efforts to obtain, to the extent reasonably available, directors’ and officers’ liability insurance (“Company D&O Insurance”) covering the Company’s directors and officers with respect to matters existing or occurring at or prior to the Company Merger Effective Time; provided that such efforts shall be coordinated with efforts to procure the Go-Forward D&O Insurance, and SPAC and the Company shall designate a single mutually agreeable insurance broker to assist with the placement of the

Company D&O Insurance and the Go-Forward D&O Insurance. The Company and SPAC shall cooperate in good faith with respect to any efforts to obtain the insurance described in this Section 7.08(c), including with respect to the appropriate personnel to be covered by the Company D&O Insurance, communications with any insurance broker, access to any insurance broker presentations, and review of underwriter quotes and draft policies for such Company D&O Insurance, and the Company and SPAC shall make available their Representatives as needed for any underwriting call. If Holdings or the Company Surviving Company are able to and do procure Company D&O Insurance in accordance with this Section 7.08(c), Holdings and the Company Surviving Company, as applicable, shall use commercially reasonable efforts to maintain such Company D&O Insurance for a period of six years from the Company Merger Effective Time.

(d) For a period of six (6) years from the SPAC Merger Effective Time, Holdings or the SPAC Surviving Company shall maintain in effect directors’ and officers’ liability insurance (“SPAC D&O Insurance”) covering those persons who are currently (and any additional persons who prior to the SPAC Merger Effective Time become) covered by SPAC’s directors’ and officers’ liability insurance policy (true, correct and complete copies of which have been heretofore made available to the Company or its agents or Representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Holdings or the SPAC Surviving Company be required to pay an aggregate premium for such insurance in excess of 275% of the aggregate premium payable by SPAC for such current insurance coverage. Prior to the SPAC Merger Effective Time, SPAC may purchase a prepaid “tail” policy with respect to the SPAC D&O Insurance from an insurance carrier with the same or better credit rating as the SPAC’s current directors’ and officers’ liability insurance carrier. If SPAC elects to purchase such a “tail” policy prior to the SPAC Merger Effective Time, the SPAC Surviving Company will pay such policy out of the Trust Account at or prior to the Closing, maintain such “tail” policy in full force and effect for a period of no less than six years after the SPAC Merger Effective Time and continue to honor its obligations thereunder, and the maintenance of such “tail” policy shall be in satisfaction of all of Holdings’ and the SPAC Surviving Company’s obligations under this Section 7.08(d).

(e) Prior to or in connection with the SPAC Merger Effective Time, Holdings shall use reasonable best efforts to obtain “go-forward” directors’ and officers’ liability insurance that is reasonably satisfactory to SPAC to cover the post-Closing directors and officers of Holdings, the Company Surviving Company, the SPAC Surviving Company and their respective Subsidiaries (the “Go-Forward D&O Insurance”). From and after the date of this Agreement, the Company and the SPAC shall cooperate in good faith with respect to any efforts to obtain the insurance described in this Section 7.08(e), including communications with any insurance broker, access to any insurance broker presentations, and review of underwriter quotes and draft policies for such insurance, and the Company and SPAC shall make available their Representatives as needed for any underwriting call.

(f) The provisions of this Section 7.08 (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee and each SPAC D&O Indemnitee, in each case, who is an intended third-party beneficiary of this Section 7.08; and (ii) are in addition to any rights such D&O Indemnitees or SPAC D&O Indemnitees may have under the organizational documents of any of the parties hereto or their Subsidiaries, as the case may be, or under any applicable Contracts or Laws and are not intended to, nor shall be construed or shall release or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to SPAC, the Company or their respective Subsidiaries for any of their respective directors, officers or other employees (it being understood and agreed that the indemnification provided for in this Section 7.08 is not prior to or in substitution of any such claims under such policies).

(g) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.08 shall survive the consummation of the Transactions indefinitely and shall be binding, jointly and severally, on Holdings, the Company Surviving Company, the SPAC Surviving Company and all successors and assigns of Holdings, the Company Surviving Company and the SPAC Surviving Company. In the event Holdings, the Company Surviving Company, the SPAC Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provisions shall be made so that the successors and assigns of such parties shall assume, at and as of the closing of the applicable transaction referred to in this Section 7.08(g) all of the obligations set forth in this Section 7.08.

(h) At the Company Merger Effective Time, Holdings shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and SPAC with the directors of Holdings as of the Company Merger Effective Time, which indemnification agreements shall continue to be effective following the Company Merger Effective Time. For the avoidance of doubt, the indemnification agreements with the directors of SPAC in effect prior to the Closing (and made available to the Company prior to the date hereof) shall continue to be effective following the SPAC Merger Effective Time, and Holdings shall continue to cause the SPAC Surviving Company to honor SPAC’s obligations thereunder.

(i) Holdings agrees to comply with the provisions of Section 7.08(i) of the Company Disclosure Letter.

SECTION 7.09. Notification of Certain Matters. The Company shall give prompt notice to SPAC, and SPAC shall give prompt notice to the Company, of any event which a party becomes aware of between the date hereof and the Closing (or the earlier termination of this Agreement in accordance with Article IX), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail.

SECTION 7.10. Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its, and to cause its affiliates to use their, reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise, and each shall cooperate with the other, to consummate and make effective the Transactions, including using its reasonable best efforts to (i) prepare and promptly file all documentation to effect all necessary filings, notices, petition, statements, registrations, submissions of information, applications and other documents, (ii) obtain all permits, consents, approvals, authorizations, registrations, waivers, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities and parties to contracts with the Company and the Company Subsidiaries necessary, proper or advisable for the consummation of the Transactions and to fulfill the conditions to the Mergers and (iii) execute and deliver any additional instruments necessary to consummate the Transactions.

(b) Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting, or video or telephone conference, with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting or conference. Subject to the terms of the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the Transactions. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

(c) Notwithstanding the generality of the foregoing, each of the parties hereto shall use its, and shall cause its affiliates to use their, reasonable best efforts to consummate the Private Placements in accordance with the Subscription Agreements, including using its, and causing its affiliates to use their, reasonable best efforts to enforce its or their rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Holdings the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms. None of SPAC, Holdings or the Company shall, without the prior written consent of the other parties (such consent not to be unreasonably withheld, delayed or conditioned), permit or consent to any amendment, supplement or modification to or any waiver (in whole or in part) of any provision or remedy under, or any replacements of, any Subscription Agreement.

SECTION 7.11. Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of SPAC and the Company. Thereafter, between the date hereof and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX), unless otherwise prohibited by applicable Law or the requirements of the Selected Stock Exchange, each of SPAC and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements (including through social media platforms) with respect to this Agreement or the Transactions, and shall not issue any such press release or make any such public statement (including through social media platforms) without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed); provided that no party shall be required to obtain consent pursuant to this Section 7.11 to the extent any proposed release or statement is substantively consistent with public statements set forth in the initial press release or previously consented to by the other party in accordance with this Section 7.11. Furthermore, nothing contained in this Section 7.11 shall prevent SPAC or the Company and/or its respective affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other party in accordance with this Section 7.11.

SECTION 7.12. Stock Exchange Listing. Each of SPAC, the Company and Holdings will use its reasonable best efforts to cause (a) Holdings’ initial listing application(s) with the Selected Stock Exchange in connection with the Transactions to have been approved, (b) Holdings to satisfy all applicable initial listing requirements of the Selected Stock Exchange and (c) the Holdings Common Shares A and the Holdings Warrants issuable in accordance with this Agreement (including the Holdings Common Shares A to be issued in the Private Placements and the Earnout Shares, as applicable) to be approved for listing on the Selected Stock Exchange, subject to official notice of issuance, in each case prior to the SPAC Merger Effective Time. During the period from the date hereof until the earlier of the termination of this Agreement in accordance with Section 9.01 and the SPAC Merger Effective Time, SPAC shall use its reasonable best efforts to keep the SPAC Units, SPAC Class A Ordinary Shares and SPAC Warrants listed for trading on Nasdaq Capital Market.

SECTION 7.13. Antitrust.

(a) To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each party hereto agrees to, and to cause its affiliates to, promptly make any required filing or application under Antitrust Laws, as applicable. The parties hereto agree to, and to cause their respective affiliates to, supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable.

(b) SPAC and the Company each shall, in connection with its efforts to obtain all requisite approvals and expiration or termination of waiting periods for the Transactions under any Antitrust Law, use its, and shall cause its affiliates to use their, reasonable best efforts to: (i) cooperate in all respects with each other party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other reasonably informed of any communication received by such party from, or given by such party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions, and promptly furnish the other with copies of all such written communications; (iii) permit the other to review in advance any written communication to be given by it to, and consult with each other in advance of any meeting or video or telephonic conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give the other the opportunity to attend and participate in such in person, video or telephonic meetings and conferences; (iv) in the event a party is prohibited from participating in or attending any in person, video or telephonic meetings or conferences, the other shall keep such party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority; provided, that materials required to be provided pursuant to this Section 7.13(b) may be restricted to outside counsel and may be redacted to remove references concerning the valuation of the Company and as necessary to comply with contractual arrangements.

(c) No party hereto shall take any action, and each party hereto shall cause its affiliates not to take any action, that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority, or the expiration or termination of any waiting period under Antitrust Laws. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

SECTION 7.14. Trust Account. As of the Company Merger Effective Time, the obligations of SPAC to dissolve or liquidate within a specified time period as contained in the SPAC Articles of Association will be terminated and SPAC shall have no obligation whatsoever to dissolve and liquidate the assets of SPAC by reason of the consummation of the Transactions or otherwise, and no shareholder of SPAC or Holdings shall be entitled to receive any amount from the Trust Account. At least seventy-two (72) hours prior to the Company Merger Effective Time, SPAC or Holdings, as applicable, shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Company Merger Effective Time to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account to the SPAC Surviving Company or Holdings, as applicable (to be held as available cash for immediate use on the balance sheet of the SPAC Surviving Company or Holdings, as applicable, and to be used (a) to pay the unpaid Company Expenses and the unpaid SPAC Expenses in connection with this Agreement and the Transactions and (b) thereafter, for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the Trust Account and the Trust Agreement to terminate.

SECTION 7.15. Tax Matters.

(a) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of SPAC, the Company and the Company Subsidiaries (including, for the avoidance of doubt, Holdings) shall (i) use its respective reasonable best efforts to: (A) cause the SPAC Merger (taken together with the Holdings Redemption) and the Company Merger (taken together with the Convertible Note Conversion) to qualify for the Intended Tax Treatment and (B) not (and not permit or cause any of their affiliates, subsidiaries or Representatives to) take any action which to its knowledge could reasonably be expected to materially prevent or impede such qualification for the Intended Tax Treatment, and (ii) not take any position on any U.S. Tax Return, in any U.S. Tax audit or Tax proceeding or otherwise with respect to U.S. federal income Tax matters inconsistent with the Intended Tax Treatment unless otherwise required pursuant to a “final determination”

within the meaning of Section 1313(a) of the Code (or any similar provision of applicable U.S. state or local Law) or a change in applicable Law. Each of SPAC, Holdings, and the Company will use its reasonable best efforts to reasonably cooperate with one another and their respective Tax advisors in connection with the issuance to SPAC, Holdings, or the Company of advice or opinion relating to the Tax consequences of the Transactions, including using reasonable best efforts to deliver to the relevant Tax advisor a certificate (dated as of the necessary date and signed by an officer of SPAC, Holdings, or the Company, or their respective affiliates, as applicable) containing such customary representations as are reasonably necessary or appropriate for such purposes.

(b) All transfer, documentary, sales, use, real property transfer, stamp, registration and other similar Taxes, fees and costs incurred in connection with this Agreement (“Transfer Taxes”) shall be borne by Holdings. The parties shall reasonably cooperate to prepare and timely file any Tax Returns relating to Transfer Taxes, and shall timely pay all Transfer Taxes. To the extent applicable Law requires a person other than Holdings to pay any Transfer Taxes, Holdings shall promptly reimburse such person for such Transfer Taxes.

(c) Each of the parties shall (and shall cause their respective affiliates to) cooperate fully, as and to the extent reasonably requested by another party, in connection with the filing of relevant Tax Returns and any relevant Tax audit or Tax proceeding. Such cooperation shall include the retention and (upon the other party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any such Tax Return or Tax proceeding or audit and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. All out-of-pocket expenses related to such cooperation shall be borne by the party requesting such cooperation (but may be treated as Company Expenses or SPAC Expenses, as applicable).

SECTION 7.16. Directors and Officers; Advisory Board.

(a) The parties hereto shall take all necessary action so that immediately after the Company Merger Effective Time, (i) the board of directors of Holdings (the “New Board”) shall consist of nine directors, which shall be divided into three classes, designated “Class I”, “Class II” and “Class III”, with Class I consisting of three directors with an initial term that expires in 2022, Class II consisting of three directors with an initial term that expires in 2023 and Class III consisting of three directors with an initial term that expires in 2024, (ii) the members of the New Board and the Chair of the New Board will be the individuals determined in accordance with Section 7.16(b) and (iii) the officers of Holdings will be the individuals determined in accordance with Section 7.16(c).

(b) The directors on the New Board immediately after the Company Merger Effective Time (each, a “Director”) shall consist of (x) Mostafa Kandil (so long as his employment has not been terminated by the Company for Cause (as defined in the Employment Agreement) at or prior to the Company Merger Effective Time), (y) Victoria Grace (the “SPAC Designee”) and Lone Fønss Schrøder (the “SPAC Independent Designee”) and (z) six other persons to be designated by the Company prior to the Closing, taking into account diversity of viewpoint, experience, knowledge, race, ethnicity and gender (together with Mostafa Kandil, the “Company Designees”). In the event that any Company Designee is unwilling or unable to serve as a Director immediately after the Company Merger Effective Time, then the Company may replace such individual with another individual to serve as such Company Designee. In the event that the SPAC Designee is unwilling or unable to serve as a Director immediately after the Company Merger Effective Time, then SPAC may replace such individual with another individual to serve as the SPAC Designee. In the event that the SPAC Independent Designee is unwilling or unable to serve as a Director immediately after the Company Merger Effective Time, then SPAC may replace such individual with another individual reasonably acceptable to the Company to serve as the SPAC Independent Designee. Prior to the mailing of the Merger Materials, the Company shall designate whether each individual who will serve on the New Board immediately after the Company Merger Effective Time will be designated as a member of Class I, Class II or Class III; provided, that Mostafa Kandil (or his replacement) shall serve as a member of Class III, Victoria Grace (or her replacement) shall serve as a member of

Class III and Lone Fønss Schrøder (or her replacement) shall serve as a member of Class II. Mostafa Kandil will serve as Chair of the New Board immediately after the Company Merger Effective Time (so long as his employment has not been terminated by the Company for Cause (as defined in the Employment Agreement) at or prior to the Company Merger Effective Time); provided, that in the event that Mostafa Kandil is unwilling or unable to serve as Chair, then the Company may replace Mostafa Kandil with another Director who is reasonably acceptable to SPAC to serve as Chair.

(c) The officers of Holdings immediately after the Company Merger Effective Time (each, an “Officer”) shall consist of Mostafa Kandil, as chief executive officer (so long as he is employed by the Company or Holdings as of the Company Merger Effective Time), and the additional individuals identified on Section 7.16(c) of the Company Disclosure Letter, with each such individual holding the title set forth opposite his or her name, so long as, in each such case, such individual is employed by the Company or Holdings as of the Company Merger Effective Time. In the event that Mostafa Kandil or any such additional individual is unwilling or unable to serve as an Officer immediately after the Company Merger Effective Time, then the Company may replace such individual with another individual to serve as such Officer.

(d) The parties hereto shall take all necessary action so that immediately after the Company Merger Effective Time, Holdings shall have established an advisory board (the “Advisory Board”) consisting of such persons as the members of the New Board may select; provided, that SPAC shall be entitled to designate two persons to serve on the Advisory Board. For the avoidance of doubt, the Advisory Board will serve at the pleasure of the New Board, will be a non-voting, advisory body and will not have any authority to make decisions on behalf of the New Board or Holdings. The sole purpose of the Advisory Board shall be to enhance the diversity of the Holdings’ management and provide the New Board with additional knowledge, expertise and relationship connections.

(e) The parties hereto shall take all necessary action so that immediately after the SPAC Merger Effective Time, (i) the board of directors of Holdings is comprised solely of the directors of SPAC as of immediately prior to the SPAC Merger Effective Time and (ii) the officers of Holdings consist solely of the officers of SPAC as of immediately prior to the SPAC Merger Effective Time.

SECTION 7.17. Holdings Articles. Prior to the SPAC Merger Effective Time, Holdings shall instruct the registered agent of Holdings to file an Amended and Restated Memorandum and Articles of Association, in substantially the form set forth on Exhibit C (the “Holdings A&R Articles”), with the Registry of Corporate Affairs of the British Virgin Islands, such that the Holdings A&R Articles are effective at the SPAC Merger Effective Time. After the SPAC Merger Effective Time and prior to the Company Merger Effective Time, Holdings shall instruct the registered agent of Holdings to file a Second Amended and Restated Memorandum and Articles of Association, in substantially the form set forth on Exhibit D (the “Holdings Public Company Articles”) with the Registry of Corporate Affairs of the British Virgin Islands, such that the Holdings Public Company Articles are effective at the Company Merger Effective Time.

SECTION 7.18. SPAC Public Filings. From the date hereof through the SPAC Merger Effective Time, SPAC will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

SECTION 7.19. Financial Statements.

(a) The Company shall use reasonable best efforts to deliver true and complete copies of the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2019 and as of December 31, 2020, and the related audited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the years then ended, each audited in accordance with the auditing standards of the PCAOB (collectively, the “Audited Financial Statements”), not later than thirty (30) days from the date of this Agreement (such date, as it may be extended, the “Financial Statement Delivery Date”);

provided, that if the Company has not delivered the Audited Financial Statements by the Financial Statement Delivery Date, the Financial Statement Delivery Date shall be extended so long as the Company used its reasonable best efforts to deliver the Audited Financial Statements prior to the original Financial Statement Delivery Date and uses its reasonable best efforts to deliver the Audited Financial Statements as soon as reasonably practicable; provided further that in no event shall the Financial Statement Delivery Date be extended to a date that is greater than sixty (60) days from the date of this Agreement.

(b) The Company shall use commercially reasonable efforts to deliver true and complete copies of the unaudited consolidated balance sheet of the Company and the Company Subsidiaries and the related unaudited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the 6-month period ended June 30, 2021 and each fiscal quarter ending after the date hereof and prior to the Company Merger Effective Time or the earlier termination of this Agreement.

SECTION 7.20. Litigation.

(a) In the event that any Action related to this Agreement or the transactions contemplated hereby is brought, or, to the knowledge of SPAC, threatened in writing, against SPAC or the SPAC Board by any of SPAC’s shareholders prior to the Closing, SPAC shall promptly notify the Company of any such Action and keep the Company reasonably informed with respect to the status thereof. SPAC shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such Action, shall give due consideration to the Company’s advice with respect to such Action and shall not settle or agree to settle any such Action without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

(b) In the event that any Action related to this Agreement or the transactions contemplated hereby is brought, or, to the knowledge of the Company, threatened in writing, against the Company or the Company Board by any the Company’s shareholders prior to the Closing, the Company shall promptly notify SPAC of any such Action and keep SPAC reasonably informed with respect to the status of thereof. The Company shall provide SPAC the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such Action, shall give due consideration to SPAC’s advice with respect to such Action and shall not settle or agree to settle any such Action without the prior written consent of SPAC, such consent not to be unreasonably withheld, conditioned or delayed.

SECTION 7.21. Termination of SPAC Agreements. Prior to the Closing, SPAC shall terminate each agreement listed in Section 7.21 of the SPAC Disclosure Letter, without the payment of any consideration or the granting of any concession, and without any liability being imposed on Holdings, the SPAC Surviving Company, the Company Surviving Company or any of their respective Subsidiaries or any of them having any continuing obligations.

SECTION 7.22. Termination of Company Interested Party Transactions. Prior to the Closing, the Company shall terminate each Company Interested Party Transaction set forth on Section 7.22 of the Company Disclosure Letter and from and after such terminations such Company Interested Party Transactions shall be of no further force or effect and all rights, obligations and liabilities under any of the foregoing shall be deemed satisfied and none of the Company, Holdings nor any of their respective affiliates, successors in interest or assigns, shall have any further rights, obligations or liabilities thereunder.

SECTION 7.23. Redemption Rights. Prior to the Closing, SPAC shall take all actions reasonably necessary to provide the holders of SPAC Class A Ordinary Shares with the opportunity to make redemption elections with respect to their SPAC Class A Ordinary Shares (which shall be settled, if the Closing occurs, by redemption of such holders’ Holdings Common Shares A) pursuant to the Redemption Rights in connection with the Transactions. At or promptly following the Closing, Holdings shall make, or cause to be made, any payments required to be made in connection with the settlement of the Redemption Rights.

SECTION 7.24. Additional Matters. The Company shall comply with the provisions set forth on Section 7.24 of the Company Disclosure Letter.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01. Conditions to the Obligations of Each Party for the Closing. The obligations of the Company, Holdings, Cayman Merger Sub, BVI Merger Sub and SPAC to consummate the Company Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Company Merger Effective Time of the following conditions:

(a) Written Consents. The Written Consents, constituting the Requisite Company Shareholder Approval, shall have been delivered to SPAC.

(b) SPAC Shareholders’ Approval. The Required SPAC Proposals shall have been approved and adopted by the requisite affirmative vote of the shareholders of SPAC in accordance with the Proxy Statement, the Cayman Companies Act, the SPAC Articles of Association and the rules and regulations of Nasdaq Capital Market.

(c) No Order. No Governmental Authority shall have enacted, issued, enforced or entered any Law or Governmental Order (a “Legal Restraint”) which is then in effect and has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

(d) Regulatory Approvals. All consents, approvals, authorizations or permits of, or filings with or notifications to, or expirations or terminations of any waiting periods required by, Governmental Authorities, in each case set forth in Section 8.01(d) of the Company Disclosure Letter, shall have been obtained, been made or occurred.

(e) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or threatened by the SEC and not withdrawn.

(f) Stock Exchange Listing. The Holdings Common Shares A, including those to be issued pursuant to this Agreement (including the Earnout Shares) and the Subscription Agreements, and the Holdings Common Shares A and the Holdings Warrants (and the Holdings Common Shares issuable upon exercise thereof) to be issued in connection with the SPAC Merger shall have been approved for listing on the Selected Stock Exchange, subject only to official notice of issuance thereof.

(g) No Penny Stock. The Holdings Common Shares A shall not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act.

(h) SPAC Merger. The SPAC Merger shall have been consummated in accordance with Article II.

SECTION 8.02. Conditions to the Obligations of SPAC and BVI Merger Sub. The obligations of SPAC and BVI Merger Sub to consummate the Company Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Company Merger Effective Time of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in (i) Sections 4.01, 4.03, 4.04, 4.05(a)(i), 4.18 and 4.22 shall each be true and correct in all material respects

(without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the Company Merger Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date), (ii) Sections 4.08(a), 4.08(b), and 4.08(d) shall be true and correct in all respects as of the Company Merger Effective Time, and (iii) the other provisions of Article IV shall be true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the Company Merger Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where the failures of any such representations and warranties in this clause (iii) to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; provided, that for purposes of this Section 8.02(a), a representation or warranty made with respect to Holdings or Cayman Merger Sub that was true and correct (to the applicable standard set forth above) as of the SPAC Merger Effective Time shall be deemed to be true and correct as of the Company Merger Effective Time.

(b) Agreements and Covenants. (i) The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Company Merger Effective Time and (ii) each of Holdings and Cayman Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the SPAC Merger Effective Time; provided, that for purposes of this Section 8.02(b), a covenant or agreement of the Company, Holdings or Cayman Merger Sub shall only be deemed to have not been performed if the Company, Holdings or Cayman Merger Sub, as applicable, has materially breached such covenant or agreement and failed to cure within five (5) days after written notice of such breach has been delivered to the Company (or if earlier, the Outside Date).

(c) Officer Certificate. The Company shall have delivered to SPAC a certificate, dated as of the Closing Date, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 8.02(a) and 8.02(b).

SECTION 8.03. Conditions to the Obligations of the Company. The obligation of the Company to consummate the Company Merger is subject to the satisfaction or waiver (where permissible) at or prior to the Company Merger Effective Time of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of SPAC and BVI Merger Sub contained in (i) Sections 5.01, 5.03, 5.04, 5.05(a)(i), 5.10 and 5.11 shall each be true and correct in all material respects (without giving effect to any “materiality,” “SPAC Material Adverse Effect” or similar qualifiers contained in any such representations and warranties)as of the Company Merger Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date), (ii) Sections 5.08(c) and 5.08(e) shall be true and correct in all respects as of the Company Merger Effective Time and (iii) the other provisions of Article V shall be true and correct in all respects (without giving effect to any “materiality,” “SPAC Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the Company Merger Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where the failures of any such representations and warranties in this clause (iii) to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

(b) Agreements and Covenants. (i) Each of SPAC and BVI Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Company Merger Effective Time and (ii) each of Holdings and Cayman

Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it following the SPAC Merger Effective Time and on or prior to the Company Merger Effective Time; provided, that for purposes of this Section 8.03(b), a covenant or agreement of SPAC, BVI Merger Sub, Holdings or Cayman Merger Sub shall only be deemed to have not been performed if SPAC, BVI Merger Sub, Holdings or Cayman Merger Sub has materially breached such covenant or agreement and failed to cure within five (5) days after written notice of such breach has been delivered to SPAC, BVI Merger Sub, Holdings or Cayman Merger Sub (or if earlier, the Outside Date).

(c) Officer Certificate. SPAC shall have delivered to the Company a certificate, dated as of the Closing Date, signed by the Chief Executive Officer of SPAC, certifying as to the satisfaction of the conditions specified in Sections 8.03(a) and 8.03(b).

(d) Trust Fund. SPAC shall have made all necessary and appropriate arrangements with the Trustee to have all of the Trust Funds disbursed to SPAC or Holdings prior to the Company Merger Effective Time, and all such funds released from the Trust Account shall be available to SPAC or Holdings in respect of all or a portion of the payment obligations set forth in Section 7.14.

(e) Redemption. SPAC or Holdings, as applicable, shall have provided the holders of SPAC Class A Ordinary Shares with the opportunity to make redemption elections with respect to their SPAC Class A Ordinary Shares pursuant to the Redemption Rights in connection with the Transactions.

(f) Minimum Cash. As of the Closing, after the consummation of the Private Placements (plus any amount of cash pre-funded by the PIPE Investors as an investment in the Company) and after the distribution of the Trust Fund pursuant to Section 7.14 (and deducting all amounts to be paid pursuant to the exercise of Redemption Rights), SPAC and Holdings collectively shall have cash on hand equal to or in excess of $185,000,000 (without, for the avoidance of doubt, taking into account (i) any transaction fees, costs and expenses paid or required to be paid (including Company Expenses and SPAC Expenses) in connection with the Transactions and the Private Placements or (ii) any cash held by the Company or any of the Company Subsidiaries).

(g) Holdings Public Company Articles. Holdings shall have instructed the registered agent of Holdings to file the Holdings Public Company Articles with the Registry of Corporate Affairs of the British Virgin Islands, such that the Holdings Public Company Articles become effective at the Company Merger Effective Time.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01. Termination. This Agreement may be terminated, and the Transactions may be abandoned, at any time prior to the Company Merger Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the shareholders of the Company or SPAC, as follows:

(a) by mutual written consent of SPAC and the Company;

(b) by either SPAC or the Company if the Company Merger Effective Time shall not have occurred prior to the date that is 180 days after the date hereof (as may be further extended pursuant to the following proviso, the “Outside Date”); provided, however that (i) if the SEC has not declared the Registration Statement effective on or prior to such date, the Outside Date shall be automatically extended to the date that is 240 days after the date hereof and (ii) this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date;

(c) by either SPAC or the Company if any Legal Restraint has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

(d) by either SPAC or the Company if any of the Required SPAC Proposals shall fail to receive the requisite vote for approval at the SPAC Shareholders’ Meeting (subject to any adjournment, postponement or recess of such meeting);

(e) by SPAC, in the event the Company fails to deliver the Written Consents to SPAC within five (5) Business Days of the Registration Statement becoming effective (a “Written Consent Failure”); provided, that SPAC may not terminate this Agreement under this Section 9.01(e) (i) for so long as the Company continues to exercise its reasonable best efforts to cure such Written Consent Failure, unless such Written Consent Failure is not cured within five (5) Business Days after notice of such Written Consent Failure is provided by SPAC to the Company or (ii) if the Company cures such Written Consent Failure prior to the termination of this Agreement under this Section 9.01(e);

(f) by SPAC upon a breach of any representation, warranty, covenant or agreement on the part of the Company, Holdings or Cayman Merger Sub set forth in this Agreement, or if any representation or warranty of the Company, Holdings or Cayman Merger Sub shall have become untrue, in either case such that the conditions set forth in Sections 8.02(a) and 8.02(b) would not be satisfied (“Terminating Company Breach”); provided, that SPAC has not waived such Terminating Company Breach and SPAC and BVI Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, further, that, if such Terminating Company Breach is curable by the Company, Holdings or Cayman Merger Sub, SPAC may not terminate this Agreement under this Section 9.01(f) for so long as the Company, Holdings and Cayman Merger Sub continue to exercise their reasonable best efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by SPAC to the Company;

(g) by the Company (x) upon a breach of any representation, warranty, covenant or agreement on the part of SPAC or BVI Merger Sub set forth in this Agreement, (y) if any representation or warranty of SPAC or BVI Merger Sub shall have become untrue or (z) upon a breach of any covenant or agreement set forth in this Agreement on the part of Holdings or Cayman Merger Sub occurring after the SPAC Merger Effective Time, in the case of clauses (x), (y) or (z) such that the conditions set forth in Sections 8.03(a) and 8.03(b) would not be satisfied (“Terminating SPAC Breach”); provided, that the Company has not waived such Terminating SPAC Breach and the Company is (and, if prior to the SPAC Merger Effective Time, Holdings and Cayman Merger Sub are) not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, further, that, if such Terminating SPAC Breach is curable by SPAC or BVI Merger Sub (or, if following the SPAC Merger Effective Time, Holdings or Cayman Merger Sub), the Company may not terminate this Agreement under this Section 9.01(g) for so long as SPAC and BVI Merger Sub (and, if following the SPAC Merger Effective Time, Holdings and Cayman Merger Sub) continue to exercise their reasonable best efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to SPAC; or

(h) by SPAC if the Company shall have failed to deliver the Audited Financial Statements to SPAC by the Financial Statement Delivery Date; or

(i) by the Company if the SPAC Board or any committee thereof shall have effected a Change in Recommendation.

SECTION 9.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except as set forth in Section 7.05(b) (Continued Effect of Confidentiality Agreement), this Section 9.02 (Effect of Termination), Article X (General Provisions) and any corresponding definitions set forth in Article I. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 9.01 shall not affect (i) any liability on the part of any party hereto for Fraud or a Willful Breach of this Agreement prior to such termination or (ii) any person’s liability under the Ancillary Agreements to which he, she or it is a party to the extent arising from a claim against such person by another person party to such agreement on the terms and subject to the conditions thereunder. Upon any such termination, the term of the Confidentiality Agreement shall automatically be extended for an additional twelve months.

SECTION 9.03. Expenses. Except as otherwise set forth in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, (i) the Company shall pay, or cause to be paid, all unpaid Company Expenses and (ii) SPAC shall pay, or cause to be paid, all unpaid SPAC Expenses and (b) if the Closing occurs, Holdings shall pay, or cause to be paid, all unpaid Company Expenses and all unpaid SPAC Expenses.

SECTION 9.04. Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Company Merger Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. Notwithstanding anything to the contrary set forth herein, Section 3.04 may not be amended following the Closing in a manner adverse to the Eligible Company Equityholders without the consent in writing of Eligible Company Equityholders that, as of immediately prior to the Company Merger Effective Time (but assuming the Hypothetical Convertible Note Conversion had occurred at such time), held a majority of the then outstanding Company Shares.

SECTION 9.05. Waiver. At any time prior to the Company Merger Effective Time, (a) SPAC may (i) extend the time for the performance of any obligation or other act of the Company, Holdings or Cayman Merger Sub, (ii) waive any inaccuracy in the representations and warranties of the Company, Holdings or Cayman Merger Sub contained herein or in any document delivered by the Company, Holdings and/or Cayman Merger Sub pursuant hereto and (iii) waive compliance with any agreement of the Company, Holdings or Cayman Merger Sub or any condition to its own obligations contained herein and (b) the Company may (i) extend the time for the performance of any obligation or other act of SPAC or BVI Merger Sub, (ii) waive any inaccuracy in the representations and warranties of SPAC or BVI Merger Sub contained herein or in any document delivered by SPAC or BVI Merger Sub pursuant hereto and (iii) waive compliance with any agreement of SPAC or BVI Merger Sub or any condition to its own obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to SPAC, BVI Merger Sub, Holdings, or Cayman Merger Sub (in the case of the latter two at or after the SPAC Merger Effective Time) to:

Queen’s Gambit Growth Capital

55 Hudson Yards, 44th Floor

New York, NY 10001

Attention: Victoria Grace, Chief Executive Officer

Email: victoria@queensgambitspac.com

with a copy to:

Vinson & Elkins L.L.P.

1114 6th Avenue

32nd Floor

New York, NY 10036

Attention: Caroline Blitzer Phillips; Brenda Lenahan; Ramey Layne

Email: cphillips@velaw.com; blenahan@velaw.com; rlayne@velaw.com if to the Company, Holdings or Cayman Merger Sub (in the case of the latter two before the SPAC Merger Effective Time), to:

Swvl Inc.

The Offices 4, One Central

Dubai, United Arab Emirates

Attention: Mostafa Kandil, Chief Executive Officer

Email: mk@swvl.com

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention: O. Keith Hallam, III; Nicholas A. Dorsey; Richard Hall

Email: khallam@cravath.com; ndorsey@cravath.com; rhall@cravath.com

SECTION 10.02. Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein or therein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article X and any corresponding definitions set forth in Article I.

SECTION 10.03. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.04. Entire Agreement; Assignment. This Agreement, the Exhibits attached hereto, the Cayman Plan of Merger, the BVI Plan of Merger, the Company Disclosure Letter, the SPAC Disclosure Letter and the Ancillary Agreements constitute the entire agreement among the parties hereto and thereto with respect to the subject matter hereof and supersede, except as set forth in Section 7.05(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) by any party without the prior express written consent of the other parties hereto.

SECTION 10.05. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (i) Section 3.04, which is intended to be for the benefit of the Eligible Company Equityholders and may be enforced by such persons, (ii) Section 7.08, which is intended to be for the benefit of the D&O Indemnitees and the SPAC D&O Indemnitees and may be enforced by such persons, including Section 7.08(i), which is intended to be for the benefit of the persons specified in Section 7.08(i) of the Company Disclosure Letter and may be enforced by such persons and (iii) Section 10.11, which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons.

SECTION 10.06. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state (other than with respect to the effects of the Mergers which shall be governed by the laws of the Cayman Islands and British Virgin Islands as required under the Cayman Companies Act or the BVI Companies Act, as appropriate). All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (c) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (d) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (e) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 10.07. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.07.

SECTION 10.08. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.09. Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 10.10. Specific Performance.

(a) The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Mergers) in the Court of Chancery of the State of Delaware, County of Newcastle, or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(b) Notwithstanding anything to the contrary in this Agreement, if prior to the Outside Date any party initiates an Action to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, then the Outside Date will be automatically extended by: (A) the amount of time during which such Action is pending plus twenty (20) Business Days; or (B)  such other time period established by the court presiding over such Action.

SECTION 10.11. No Recourse. All claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the other Transaction Documents, or the negotiation, execution, or performance or non-performance of this Agreement or the other Transaction Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the other Transaction Documents), may be made only against (and such representations and warranties are those solely of) the persons that are expressly identified as parties to this Agreement or the applicable Transaction Document (the “Contracting Parties”) except as set forth in this Section 10.11. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other person. No person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, affiliate, agent, financing source, attorney or Representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the other Transaction Documents or for any claim based on, in respect of, or by reason of this Agreement or the other Transaction Documents or their negotiation, execution, performance, or breach; and each party hereto waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. The parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 10.11. Notwithstanding anything to the contrary herein, none of the Contracting Parties or any Nonparty Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged as a result of this Agreement, the Transaction Documents or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder, or the termination or abandonment of any of the foregoing.

[Signature Page Follows.]

IN WITNESS WHEREOF, SPAC, the Company, Holdings, Cayman Merger Sub and BVI Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

QUEEN’S GAMBIT GROWTH CAPITAL,

by	/s/ Victoria Grace
Name: Victoria Grace
Title: Chief Executive Officer

SIGNATURE PAGE TO BUSINESS COMBINATION AGREEMENT

SWVL INC.,

by	/s/ Mostafa Kandil
Name: Mostafa Kandil
Title: Director

PIVOTAL HOLDINGS CORP,

by	/s/ Mostafa Kandil
Name: Mostafa Kandil
Title: Director

PIVOTAL MERGER SUB COMPANY I,

by	/s/ Mostafa Kandil
Name: Mostafa Kandil
Title: Director

PIVOTAL MERGER SUB COMPANY II LIMITED,

by	/s/ Victoria Grace
Name: Victoria Grace
Title: Director

SIGNATURE PAGE TO BUSINESS COMBINATION AGREEMENT

Exhibit C

***

Exhibit D

***

Exhibit E

***

Exhibit F

ARTICLES OF MERGER

IN ACCORDANCE WITH PART IX OF THE BVI BUSINESS COMPANIES ACT, 2004 (AS AMENDED) (THE “ACT”)

These Articles of Merger are entered into on                      2021 by and between:

(1)

Swvl Inc. (the “Surviving Company”) a BVI business company incorporated under the Act on 19 May 2017 with company number 1945550 and whose registered office is located at Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands; and

(2)

Pivotal Merger Sub Company II Limited (the “Merging Company” and together with the Surviving Company, the “Constituent Companies”) a BVI business company incorporated under the Act on 15 July 2021 with company number 2069567 and whose registered office is located at Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands,

pursuant to the terms of a business combination agreement dated July 28, 2021 between (i) the Merging Company; (ii) the Surviving Company; (iii) Queen’s Gambit Growth Capital; (iv) Pivotal Holdings Corp and (v) Pivotal Merger Sub Company I.

WHEREAS the directors of each of the Constituent Companies have determined that it is desirable and in the best interests of the relevant Constituent Company that pursuant to the provisions of section 170 of the Act, the Surviving Company be merged with the Merging Company, with the Surviving Company being the surviving company (the “Merger”).

WITNESSETH as follows:

1.

The parties hereto do hereby adopt the Plan of Merger, a copy of which is annexed hereto as Annex 1, to the intent that the Merger shall be effective on the date that these Articles of Merger are registered by the Registrar of Corporate Affairs in the British Virgin Islands (the “Effective Time”).

2.	The memorandum and articles of association of the Merging Company were first registered by the Registrar of Corporate Affairs in the British Virgin Islands on 15 July 2021.

3.

The memorandum and articles of association of the Surviving Company were first registered by the Registrar of Corporate Affairs in the British Virgin Islands on 19 May 2017 and amended and restated memorandum and articles of association of the Surviving Company were registered by the Registrar of Corporate Affairs in the British Virgin Islands on 27 November 2017, 25 April 2018, 12 February 2019, 24 June 2019, 13 November 2019 and 3 March 2020.

4.	The Merger and Plan of Merger were approved by the sole director of the Merging Company on July 28, 2021 and by the sole member of the Merging Company on July 28, 2021.

5.

The Merger and Plan of Merger were approved by the directors of the Surviving Company on July 28, 2021. The Merger and Plan of Merger (including the adoption of the amended and restated memorandum and articles of association of the Surviving Company as referred to in paragraph 8 below) were approved by the members of the Surviving Company on July 28, 2021.

6.	The holders of:

(a)

the issued convertible class A shares of no par value in the Surviving Company (“Company Class A Shares”), convertible class B shares of no par value in the Surviving Company (“Company Class B Shares”), convertible class C Shares of no par value in the Surviving Company (“Company Class C Shares”), convertible class D Shares of no par value in the Surviving Company (“Company Class D Shares”) and convertible class D-1 Shares of no par value in the Surviving Company (“Company Class D-1 Shares”) (together, such shares, the “Company Preferred Shares”) acting together as if a single class;

(b)	the issued Company Class A Shares as a separate class;

(c)	the issued Company Class B Shares as a separate class;

(d)	the issued Company Class C Shares as a separate class;

(e)	the issued Company Class D Shares as a separate class;

(f)	the issued Company Class D-1 Shares as a separate class;

(g)	the issued ordinary common shares A of no par value in the Surviving Company (“Company Common Shares A”) as a separate class; and

(h)	the issued ordinary common shares B of no par value in the Surviving Company (“Company Common Shares B”) as a separate class,

in each case consented to the Merger and Plan of Merger (including the adoption of the amended and restated memorandum and articles of association of the Surviving Company as referred to in paragraph 8 below) on July 28, 2021.

7.	The name of the Surviving Company upon the consummation and effectiveness of the Merger shall remain unchanged.

8.

The memorandum and articles of association of the Surviving Company shall be amended and restated in the form attached as Schedule 1 to the Plan of Merger as approved by the resolutions as set out above.

9.	The Surviving Company and the Merging Company have complied with all the applicable provisions of the laws of the British Virgin Islands to enable them to merge at the Effective Time.

10.	These Articles of Merger shall be governed by and construed in accordance with the laws of the British Virgin Islands.

11.

These Articles of Merger may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused these Articles of Merger to be executed on the date first set out in these Articles of Merger.

[Signature page follows]

SIGNED for and on behalf of Swvl Inc. by:	)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:
)

SIGNED for and on behalf of Pivotal Merger Sub Company II Limited by:	)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:
)

ANNEX 1

Plan of Merger

PLAN OF MERGER

IN ACCORDANCE WITH PART IX OF THE BVI BUSINESS COMPANIES ACT, 2004 (AS AMENDED) (THE “ACT”)

This Plan of Merger is entered into on                      2021 by and between

(3)

Swvl Inc. (the “Surviving Company”), a BVI business company incorporated under the Act on 19 May 2017 with company number 1945550 and whose registered office is located at Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands; and

(4)

Pivotal Merger Sub Company II Limited (the “Merging Company” and together with the Surviving Company the “Constituent Companies”) a BVI business company incorporated under the Act on 15 July 2021 with company number 2069567 and whose registered office is located at Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands,

pursuant to the terms of a business combination agreement dated July 28, 2021 between (i) the Merging Company; (ii) the Surviving Company; (iii) Queen’s Gambit Growth Capital; (iv) Pivotal Holdings Corp (“Holdings”) and (v) Pivotal Merger Sub Company I (the “BCA”).

WHEREAS the directors of each of the Constituent Companies have determined that it is desirable and in the best interests of the relevant Constituent Company that pursuant to the provisions of section 170 of the Act, the Surviving Company be merged with the Merging Company, with the Surviving Company being the surviving company (the “Merger”).

WITNESSETH as follows:

1.	The constituent companies to this Plan of Merger are the Surviving Company and the Merging Company.

2.	The surviving company to this Plan of Merger is the Surviving Company.

3.	The Surviving Company has the following shares in issue:

(a)	12,666 ordinary common shares A of no par value (“Company Common Shares A”), all of which are entitled to vote on the Merger;

(b)

552 non-voting ordinary common shares B (“Company Common Shares B”) of no par value, none of which are entitled to vote on the Merger but all of which are entitled to exercise the consent and approval rights described in paragraph 4(h) below;

(c)	7,756 convertible class B shares of no par value (“Company Class B Preferred Shares”), all of which are entitled to vote on the Merger;

(d)	5,555 convertible class A shares of no par value (“Company Class A Preferred Shares”), all of which are entitled to vote on the Merger;

(e)	8,186 convertible class C Shares of no par value (“Company Class C Preferred Shares”), all of which are entitled to vote on the Merger;

(f)	14,799 convertible class D shares of no par value (“Company Class D Preferred Shares “), all of which are entitled to vote on the Merger; and

(g)	6,970 class D-1 shares of no par value (“Company Class D-1 Preferred Shares”), all of which are entitled to vote on the Merger,

(the Company Class A Preferred Shares, the Company Class B Preferred Shares, the Company Class C Preferred Shares, the Company Class D Preferred Shares and the Company Class D-1 Preferred Shares being together referred to as the “Company Preferred Shares” and the Company Preferred Shares together with the Company Common Shares A and the Company Common Shares B being together referred to as the “Company Shares”).

4.	With respect to any class or classes of shares of the Surviving Company entitled to vote as a class, the Merger requires:

(a)

the consent in writing of the holders of not less than three-fourths of the issued Company Preferred Shares or the approval of not less than three-fourths of the holders of Company Preferred Shares present (or represented at) and voting at a duly constituted meeting of the holders of Company Preferred Shares, the holders of Company Preferred Shares being treated as a single class of shares of the Surviving Company for these purposes;

(b)

the consent in writing of the holders of not less than three-fourths of the issued Company Class D-1 Preferred Shares or the approval of not less than three-fourths of the holders of Company Class D-1 Preferred Shares present (or represented at) and voting at a duly constituted meeting of the holders of Company Class D-1 Preferred Shares;

(c)

the consent in writing of the holders of not less than three-fourths of the issued Company Class D Preferred Shares or the approval of not less than three-fourths of the holders of Company Class D Preferred Shares present (or represented at) and voting at a duly constituted meeting of the holders of Company Class D Preferred Shares;

(d)

the consent in writing of the holders of not less than three-fourths of the issued Company Class C Preferred Shares or the approval of not less than three-fourths of the holders of Company Class C Preferred Shares present (or represented at) and voting at a duly constituted meeting of the holders of Company Class C Preferred Shares;

(e)

the consent in writing of the holders of not less than three-fourths of the issued Company Class B Preferred Shares or the approval of not less than three-fourths of the holders of Company Class B Preferred Shares present (or represented at) and voting at a duly constituted meeting of the holders of Company Class B Preferred Shares;

(f)

the consent in writing of the holders of not less than two-thirds of the issued Company Class A Preferred Shares or the approval of not less than two-thirds of the holders of Company Class A Preferred Shares present (or represented at) and voting at a duly constituted meeting of the holders of Company Class A Preferred Shares;

(g)

the consent in writing of the holders of not less than two-thirds of the issued Company Common Shares A or the approval of not less than two-thirds of the holders of Company Common Shares A present (or represented at) and voting at a duly constituted meeting of the holders of Company Common Shares A; and

(h)

the consent in writing of the holders of not less than two-thirds of the issued Company Common Shares B or the approval of not less than two-thirds of the holders of Company Common Shares B present (or represented at) and voting at a duly constituted meeting of the holders of Company Common Shares B.

5.	The Merging Company has 50,000 ordinary shares of US$1.00 par value in issue which are entitled to vote on the Merger (each such ordinary share, a “Merging Company Common Share”).

6.

The terms and conditions of the Merger, including the manner and basis of cancelling, reclassifying or converting shares in the Merging Company into shares, debt obligations or other securities in the Surviving Company, or money or other assets, or a combination thereof are set out below and in further detail in the BCA. At the Effective Time (defined below):

(a)

each Merging Company Common Share issued and outstanding immediately prior to the Effective Time shall be automatically cancelled, extinguished and converted into one share of no par value in the Surviving Company in accordance with the BCA and this Plan of Merger;

(b)

all shares of the Surviving Company held as treasury shares immediately prior to the Effective Time (“Excluded Company Shares”) shall be automatically cancelled and extinguished, and no consideration shall be delivered or deliverable in exchange therefor;

(c)

each share issued and outstanding in the Surviving Company immediately prior to the Effective Time (excluding any Excluded Company Shares) shall be automatically cancelled, extinguished and converted into the right to receive:

(i)	a number of Class A ordinary shares of US$0.0001 par value each in Holdings (“Holdings Common Shares A”) equal to the Exchange Ratio (as defined in the BCA); and

(ii)

upon a Triggering Event (as defined in the BCA) (or the date on which a Change of Control (as defined in the BCA) occurs as described in sections 3.04(c)(ii)-3.04(c)(iv) of the BCA), the applicable Per Share Earnout Consideration (as defined in the BCA) (with any fractional share to which any holder of Company Shares would otherwise be entitled rounded down to the nearest whole share) in accordance with section 3.04 of the BCA, in each case without interest.

7.	The Merger shall, pursuant to section 173 of the Act, be effective on date that the articles of merger are registered by the Registrar of Corporate Affairs (the “Effective Time”).

8.	As soon as the Merger becomes effective:

(a)	the separate corporate existence of the Merging Company ceases;

(b)	the Surviving Company has all the rights, privileges, immunities, powers, objects and purposes of each of the Constituent Companies;

(c)	assets of every description, including choses in action, and the business of each of the Constituent Companies vest in the Surviving Company; and

(d)	the Surviving Company is liable for all claims, debts, liabilities and obligations of each of the Constituent Companies.

9.

This Plan of Merger shall be submitted to the members of both the Surviving Company and Merging Company for their approval by a resolution of members. This Plan of Merger shall also be submitted to those members of the Surviving Company holding Company Preferred Shares for their approval by a resolution of the holders of Company Preferred Shares or pursuant to a written consent of the holders of Company Preferred Shares.

10.	The memorandum and articles of association of the Surviving Company shall at the Effective Time be amended and restated in the form attached hereto as Schedule 1.

11.	This Plan of Merger shall be governed by and construed in accordance with the laws of the British Virgin Islands.

12.

This Plan of Merger may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF the parties hereto have caused this Plan of Merger to be executed on the date first set out in this Plan of Merger.

SIGNED for and on behalf of Swvl Inc. by:	)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:
)

SIGNED for and on behalf of Pivotal Merger Sub Company II Limited by:	)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:
)

Schedule 1

Amended and Restated Memorandum and Articles of Association of the Surviving Company

ANNEXURE 1

BUSINESS COMBINATION AGREEMENT

vi

Exhibit G

BVI Co. No.: 1945550

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

Swvl Inc.

Incorporated on the 19th day of May 2017

Amended and Restated on the 27th day of November 2017

Amended and Restated on the 25th day of April 2018

Amended and Restated on the 12th day of February 2019

Amended and Restated on the 24th day of June 2019

Amended and Restated on the 13th day of November 2019

Amended and Restated on the 3rd day of March 2020

Amended and Restated on the [●] day of [●] 2021

Amended and Restated on the [●] day of [●] 2021

Maples Corporate Services (BVI) Limited

Kingston Chambers

PO Box 173

Road Town, Tortola

British Virgin Islands

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

Swvl Inc.

1	NAME

The name of the Company is Swvl Inc.

2	COMPANY LIMITED BY SHARES

The Company is a company limited by shares. The liability of each Member is limited to the amount unpaid on such Member’s shares.

3	REGISTERED OFFICE

The first Registered Office of the Company shall be at the offices of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The Directors or Members may from time to time change the Registered Office of the Company by resolution of the Directors or Resolution of Members.

4	REGISTERED AGENT

The first Registered Agent of the Company will be Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The Directors or Members may from time to time change the Registered Agent of the Company by resolution of the Directors or Resolution of Members.

5	GENERAL OBJECTS AND POWERS

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the British Virgin Islands.

6	NUMBER AND CLASSES OF SHARES

The Company is authorised to issue a maximum of 50,000 shares of one class of no par value.

7	RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHING TO SHARES

Each Share confers on the holder:

(a)	the right to one vote on any Resolution of Members;

(b)	the right to an equal share in any dividend paid by the Company in accordance with the Statute; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company.

8	REGISTERED SHARES ONLY

Shares may only be issued as registered shares and the Company is not authorised to issue bearer shares. Registered shares may not be exchanged for bearer shares or converted to bearer shares.

9	AMENDMENTS

Subject to the provisions of the Statute, the Company may from time to time amend the Memorandum of Association or the Articles of Association by Resolution of Members of resolution of the Directors.

10	DEFINITIONS

Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

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We, Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 19th day of May 2017.

Incorporator

Sgd. Denery Moses

Denery Moses

Authorised Signatory

Maples Corporate Services (BVI) Limited

3

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

Swvl Inc.

1	Interpretation

1.1	In the Articles, unless there is something in the subject or context inconsistent therewith:

“Alternate Director”	means a person appointed as an alternate director in accordance with the Statute and the Articles.

“Articles”	means these articles of association of the Company.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Company”	means the above named company.

“Directors”	means the directors for the time being of the Company.

“Distribution”	means any distribution (including an interim or final dividend).

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act, 2001 of the British Virgin Islands.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the memorandum of association of the Company.

“Recognised Exchange”	has the same meaning as in the Statute.

“Register of Members”	means the register of Members maintained in accordance with the Statute.

“Registered Agent”	means the registered agent for the time being of the Company.

“Registered Office”	means the registered office for the time being of the Company.
“Resolution of Members”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a written resolution signed by or on behalf of an absolute majority of the Members. In computing the majority when a poll is demanded, and in the case of a written resolution, regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Share”	means a share in the Company and includes a fraction of a share in the Company.

“Statute”	means the BVI Business Companies Act of the British Virgin Islands.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)

the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)

any requirements as to execution or signature under the Articles including the execution of the Memorandum and Articles themselves can be satisfied in the form of an electronic signature as provided for in the Electronic Transactions Act;

(l)	section 8(2) of the Electronic Transactions Act shall not apply;

(m)

the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect;

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share;

(o)

the term “simple majority” in relation to a Resolution of Members means a majority of those entitled to vote on the resolution and actually voting on the resolution (and absent Members, Members who are present but do not vote, blanks and abstentions are not counted); and

(p)	the term “absolute majority” in relation to a Resolution of Members means a majority of all those entitled to vote on the resolution regardless of how many actually vote or abstain.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2

2.2	The Directors may pay, out of any monies of the Company, all expenses incurred in the formation and establishment of the Company, including the expenses of incorporation.

3	Issue of Shares

Subject to the Statute and the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Distribution, voting, return of investment or otherwise and to such persons, at such times, for such consideration, and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights. A bonus share issued by the Company shall be deemed to have been fully paid for on issue.

4	Register of Members

The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

5	Closing Register of Members, Fixing Record Date and Beneficial Ownership Reporting Requirements

5.1

For the purpose of determining Members entitled to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Distribution, or in order to make a determination of Members for any other purpose.

5.3

If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to vote at a meeting of Members or Members entitled to receive payment of a Distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

5.4

In order to enable the Company to comply with its obligations under the Beneficial Ownership Secure Search System Act, 2017 of the British Virgin Islands, as amended from time to time (the “BOSS Act”), every Member shall:

(a)

as soon as practicable (and in any event within fifteen days) following a request in writing given by the Company (acting by any Director) to such Member (each, a “Request for Information”), provide to the Company all such information and copies of all such documents as set out in such Request for Information, relating to (i) the identification of any beneficial owner or registrable legal entity (as those terms are described in the BOSS Act), and (ii) the provision of particulars of any such beneficial owner or registrable legal entity which are required to be maintained under the BOSS Act, in each case which are within the knowledge, possession or control of the Member; and

(b)

notify the Company from time to time of (i) any change of the beneficial owners or registrable legal entities of the Company, and (ii) any change of any information which has been provided by such Member to the Company pursuant to a Request for Information, in each case of which the Member is or becomes aware, immediately upon becoming aware of the same.

5.5

If any Member fails to comply fully with any Request for Information to the satisfaction of the Directors (a “Non-Compliant Member”), the Directors may give to the Non-Compliant Member not less than fourteen

3

clear days’ notice (the “Compliance Notice”) requiring the Non-Compliant Member to comply fully with the Request for Information. The Compliance Notice shall specify what information and documents are to be provided and shall state that if the notice is not complied with the Shares held by such Non-Compliant Member will be liable to be suspended in the manner and with the consequences set out in this Article. If the Compliance Notice is not complied with to their satisfaction, the Directors may declare that the rights attaching to the Shares held by the Non-Compliant Member (the “Suspended Shares”) shall be suspended, and such suspension shall continue in force until the Directors have declared that such Non-Compliant Member has complied fully with the Compliance Notice (the “Suspension Period”). Notwithstanding any other provision of the Memorandum or the Articles, during the Suspension Period, unless otherwise determined by the Directors in their absolute discretion, the Suspended Shares shall not confer any rights on the Non-Compliant Member and:

(a)

the Non-Compliant Member shall not be entitled to transfer any Suspended Shares to any person; the Directors shall refuse to register any such purported transfer of Suspended Shares; and any such purported transfer shall be void;

(b)	the Non-Compliant Member shall not be entitled to exercise any right of redemption in respect of any Suspended Shares;

(c)

the Suspended Shares shall not be voted at any general meeting of the Company, and shall not be counted in determining the total number of outstanding Shares for any purpose under the Articles, and the Non-Compliant Member shall not be required or entitled to sign any written resolutions of shareholders or members of the Company; and

(d)

any amount payable (in cash or by distribution of assets) to the Non-Compliant Member (including, without limitation, any Distribution which is payable by the Company in respect of the Suspended Shares or any share in the distribution of the surplus assets of the Company) shall be withheld by the Company, and the Non-Compliant Member shall not be entitled to receive any such amount, unless and until the Suspension Period has terminated. No interest shall be payable by the Company in respect of any payment withheld pursuant to this Article.

6	Certificates for Shares

6.1

A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors or shall be given under Seal. The Directors may authorise certificates to be issued with the authorised signature(s) or Seal affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2

The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3

If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4

Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

4

7	Transfer of Shares

7.1

Shares are transferable subject to the approval of the Directors by resolution who may, in their absolute discretion, decline to register any transfer of Shares without giving any reason. If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal.

7.2

The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if registration as a holder of the Shares imposes a liability to the Company on the transferee, signed by or on behalf of the transferee) and contain the name and address of the transferee. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

7.3

Where Shares are listed on a Recognised Exchange, (a) Articles 7.1 and 7.2 shall not apply and (b) the Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the law, rules, procedures and other requirements applicable to shares listed on the Recognised Exchange.

8	Redemption, Repurchase and Surrender of Shares

8.1

Subject to the provisions of the Statute (save that sections 60 and 61 of the Statute shall not apply to the Company), the terms attached to Shares, as specified in the Memorandum and the Articles, may provide for such Shares to be redeemed or to be liable to be redeemed at the option of the Member or the Company on such terms as so specified.

8.2

Subject to the provisions of the Statute (save that sections 60 and 61 of the Statute shall not apply to the Company), the Company may purchase or otherwise acquire its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

8.3	The Company may make a payment in respect of the redemption, purchase or other acquisition of its own Shares in any manner permitted by the Statute.

8.4

The Directors may accept the surrender for no consideration of any fully paid Share including, for the avoidance of doubt, a Treasury Share. Any such surrender shall be in writing and signed by the Member holding the Share or Shares.

9	Treasury Shares

Subject to the Statute, the Directors may, prior to the purchase, redemption or surrender of any Share, resolve that such Share shall be held as a Treasury Share.

10	Variation of Rights of Shares

10.1

If at any time the authorised Shares are divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

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10.2

For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

11	Commission on Sale of Shares

The Company may pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or, subject to the Statute, the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13	Lien on Shares

13.1

The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2

The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently due and payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3

To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4

The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Call on Shares

14.1

Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares, and each Member shall (subject to receiving at

6

least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4

If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5

An amount payable in respect of a Share on issue or allotment or at any fixed date shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7

The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8

No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a dividend or other Distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares

15.1

If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2

If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3

A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited.

15.5

A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of

7

transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6

The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares

16.1

If a Member dies the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2

Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3

A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Distributions or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors or Resolution of Members change the location of its Registered Office and its Registered Agent, provided that the Company’s Registered Office shall at all times be the office of the Registered Agent. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

18	General Meetings

18.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

18.2

The Company may, but shall not be obliged to, in each year hold a general meeting as its annual general meeting, and, where called, shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint.

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18.3	The Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

18.4

A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than ten per cent. in par value (if all the issued Shares have a par value), or otherwise by number of the issued Shares which as at that date carry the right to vote in respect of the matter for which the meeting is requested.

18.5

The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

18.6

If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

18.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

19	Notice of General Meetings

19.1

At least seven clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. in par value (if all the issued Shares have a par value), or otherwise by number of the Shares giving that right.

19.2

Notwithstanding any other provision of the Articles, the accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice, or the accidental failure to refer in any notice or other document to a meeting as an “annual general meeting” or “extraordinary general meeting”, as the case may be, shall not invalidate the proceedings of that general meeting.

20	Proceedings at General Meetings

20.1

No business shall be transacted at any general meeting unless a quorum is present. Two Members being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorised representative or proxy.

20.2

A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

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20.3

A resolution in writing (in one or more counterparts) signed by or on behalf of Members representing an absolute majority of the votes of Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall, without the need for any advance notice, be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held. If any Resolution of Members in writing is passed otherwise than by the unanimous written consent of all Members, a copy of such resolution shall be sent to all Members by whom (or on whose behalf) the resolution has not been signed, but the accidental omission to send such a copy to, or the non receipt of a copy by, any person entitled to receive such copy shall not invalidate the resolution.

20.4

If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

20.5

The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

20.6

If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

20.7

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

20.8

When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

20.9

A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the chairman demands a poll, or any other Member or Members collectively present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorised representative or proxy) and holding at least ten per cent. in par value (if all the issued Shares have a par value), or otherwise by number of the Shares giving a right to attend and vote at the meeting demand a poll.

20.10

Unless a poll is duly demanded and the demand is not withdrawn a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, and an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

20.11	The demand for a poll may be withdrawn.

20.12

Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

20.13

A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the

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general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

20.14	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall not be entitled to a second or casting vote.

21	Votes of Members

21.1

Subject to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote and on a poll every Member present in any such manner shall have one vote for every Share of which he is the holder.

21.2

In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

21.3

A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

21.4

No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then due and payable by him in respect of Shares have been paid.

21.5

No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

21.6

On a poll or on a show of hands votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

21.7

On a poll, a Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

22	Proxies

22.1

The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

22.2

The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be

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deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

22.3

The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

22.4

The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

22.5

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

23	Corporate Members

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

24	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company (including Treasury Shares) shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

25	Directors

There shall be a board of Directors consisting of not less than one person (exclusive of Alternate Directors). The first Director(s) of the Company shall be appointed by the Registered Agent.

26	Powers and Duties of Directors

26.1

Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Resolution of Members, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

26.2

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

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26.3

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

26.4

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

26.5	A Director, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the Director believes to be in the best interests of the Company.

26.6	Notwithstanding the foregoing Article:

(a)

if the Company is a wholly-owned subsidiary, a Director may, when exercising powers or performing duties as a Director, act in a manner which he believes is in the best interests of the Company’s parent even though it may not be in the best interests of the Company;

(b)

if the Company is a subsidiary, but not a wholly-owned subsidiary, a Director may, when exercising powers or performing duties as a Director, with the prior agreement of all the Members, other than its parent, act in a manner which he believes is in the best interests of the Company’s parent even though it may not be in the best interests of the Company; and

(c)

if the Company is carrying out a joint venture between the Members, a Director may, when exercising powers or performing duties as a Director in connection with the carrying out of the joint venture, act in a manner which he believes is in the best interests of a Member or Members, even though it may not be in the best interests of the Company.

26.7	Section 175 of the Statute shall not apply to the Company.

27	Appointment and Removal of Directors

27.1

The Company may by Resolution of Members or resolution of the Directors appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by the Articles as the maximum number of Directors.

27.2	The Company may by Resolution of Members or resolution of the Directors remove any Director with or without cause.

27.3	Sections 114(2) and 114(3) of the Statute shall not apply to the Company.

28	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)

the Director absents himself (for the avoidance of doubt, without being represented by proxy or an Alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)

all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly

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convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors; or

(f)	the Director becomes disqualified to act as a Director under section 111 of the Statute.

29	Proceedings of Directors

29.1

The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an Alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an Alternate Director shall, if his appointor is not present, count twice towards the quorum.

29.2

Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an Alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

29.3

A person may participate in a meeting of the Directors or a meeting of any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

29.4

A resolution in writing (in one or more counterparts) signed by a majority of the Directors or a majority of the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an Alternate Director being entitled to sign such a resolution on behalf of his appointor and if such Alternate Director is also a Director, being entitled to sign such resolution both on behalf of his appointer and in his capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

29.5

A Director or Alternate Director may, or other officer of the Company on the direction of a Director or Alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and Alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

29.6

The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

29.7

The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

29.8

All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an Alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or Alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or Alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

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30	Presumption of Assent

A Director or Alternate Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director or Alternate Director who voted in favour of such action.

31	Directors’ Interests

31.1

A Director or Alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

31.2

A Director or Alternate Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or Alternate Director.

31.3

A Director or Alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or Alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

31.4

No person shall be disqualified from the office of Director or Alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or Alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or Alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or Alternate Director holding office or of the fiduciary relationship thereby established. A Director (or his Alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or Alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

31.5

Any notice that a Director or Alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be deemed a general notice of such interest for the purposes of the Statute and be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give a general or special notice relating to any particular transaction.

32	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or Alternate Directors present at each meeting.

33	Delegation of Directors’ Powers

33.1

Subject to the Statute, the Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. They may also, subject to

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the Statute, delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by him provided that an Alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

33.2

Subject to the Statute, the Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

33.3

Subject to the Statute, the Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

33.4

Subject to the Statute, the Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

33.5

The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Resolution of Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

34	Alternate Directors

34.1	Any Director (but not an Alternate Director) may appoint any other Director, or any other person willing to act, to be his Alternate Director.

34.2	An Alternate Director shall cease to be an Alternate Director if his appointor ceases to be a Director.

34.3	Any appointment or removal of an Alternate Director shall be undertaken in accordance with the Statute.

34.4	An Alternate Director shall have the rights and shall be subject to the liabilities described in the Statute in relation to his acts or omissions while appointed as an Alternate Director.

35	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

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36	Remuneration of Directors

36.1

The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

36.2

The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

37	Seal

37.1	The Company shall have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors.

37.2

The Company may have for use in any place or places outside the British Virgin Islands a duplicate Seal or Seals each of which shall be a facsimile of the Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

37.3

A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed wheresoever.

38	Dividends, Distributions and Reserve

38.1

Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Distributions on Shares in issue and authorise payment of the Distributions out of the funds of the Company lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No Distribution shall be authorised if such Distribution would cause the Company or its Directors to be in breach of the Statute.

38.2	The Directors may deduct from any Distribution payable to any Member all sums of money (if any) payable by him to the Company on account of calls or otherwise.

38.3

The Directors may resolve that any Distribution or redemption be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

38.4

Except as otherwise provided by the rights attached to any Shares, Distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

38.5

The Directors may, before resolving to pay any Distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

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38.6

Any Distribution, redemption payment, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, other Distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

38.7	No Distribution or redemption payment shall bear interest against the Company.

38.8

Any Distribution or redemption payment which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or other Distribution shall remain as a debt due to the Member. Any Distribution or redemption payment which remains unclaimed after a period of six years from the date on which such Distribution or redemption payment becomes payable shall be forfeited and shall revert to the Company.

39	Books of Account

39.1

The Directors shall cause proper books of account (including, where applicable, underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company, in accordance with the Statute.

39.2

The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

39.3

The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

40	Audit

40.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

40.2

Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

40.3

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at any time during their term of office, upon request of the Directors or any general meeting of the Members.

41	Notices

41.1

Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, fax or email to him or to his address as shown in the Register of Members (or where the notice is given by email by sending it to the email address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail.

41.2

Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including

18

Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the British Virgin Islands) following the day on which the notice was posted. Where a notice is sent by cable or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by email service shall be deemed to be effected by transmitting the email to the email address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the email to be acknowledged by the recipient.

41.3

A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

41.4

Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the date such notice is given except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

42	Winding Up

42.1

If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, each Share will rank pari passu with each other Share in relation to the distribution of surplus assets on a winding up.

42.2

If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and subject to contrary direction by Resolution of Members, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, subject to contrary direction by Resolution of Members, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, subject to contrary direction by Resolution of Members, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

43	Indemnity and Insurance

43.1

Subject to the Statute, every Director and officer of the Company (which for the avoidance of doubt, shall not include Auditors), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or

19

wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

43.2

Subject to the Statute, the Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

43.3

The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

44	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

45	Transfer by Way of Continuation

The Company shall, subject to the provisions of the Statute, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the British Virgin Islands and to be deregistered in the British Virgin Islands.

46	Mergers and Consolidations

The Company shall, subject to the provisions of the Statute, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

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We, Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 19th day of May 2017.

Incorporator

Sgd. Denery Moses

Denery Moses

Authorised Signatory

Maples Corporate Services (BVI) Limited

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ANNEX A-2

FIRST AMENDMENT TO THE BUSINESS COMBINATION AGREEMENT

THIS FIRST AMENDMENT TO THE BUSINESS COMBINATION AGREEMENT, dated as of January 31, 2022 (this “Amendment”), is entered into by and among Swvl Inc., a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”), Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability (“SPAC”), Pivotal Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned Subsidiary of the Company (“Holdings”), Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability and wholly owned Subsidiary of Holdings (“Cayman Merger Sub”), and Pivotal Merger Sub Company II Limited, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned Subsidiary of SPAC (“BVI Merger Sub”), and amends the Business Combination Agreement, dated as of July 28, 2021 (the “Agreement”), by and among the Company, SPAC, Holdings, Cayman Merger Sub and BVI Merger Sub. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Agreement.

W I T N E S S E T H:

WHEREAS, the Company, SPAC, Holdings, Cayman Merger Sub and BVI Merger Sub desire to amend the Agreement on the terms and subject to the conditions set forth in this Amendment; and

WHEREAS, Section 9.04 of the Agreement provides that the Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in the Agreement and this Amendment, the parties agree as follows:

ARTICLE I

AMENDMENTS

SECTION 1.01.    Exhibit A to the Agreement is hereby amended by deleting the text thereof in its entirety and substituting therefor the contents of Exhibit A hereof, and such amendment to Exhibit A to the Agreement shall be deemed effective as of the execution of this Amendment.

SECTION 1.02.    Section 7.22 of the Company Disclosure Letter is hereby amended by deleting the text thereof in its entirety and substituting therefor the contents of Exhibit B hereof, and such amendment to Section 7.22 of the Company Disclosure Letter shall be deemed effective as of the execution of this Amendment.

SECTION 1.03.    Exhibit C of the Agreement is hereby amended by deleting the text thereof in its entirety and substituting therefor the contents of Exhibit C hereof, and such amendment to Exhibit C of the Agreement shall be deemed effective as of the execution of this Amendment.

SECTION 1.04.    Section 7.17 of the Agreement is hereby amended by deleting the text thereof in its entirety and substituting therefor the paragraph below, and such amendment to Section 7.17 of the Agreement shall be deemed effective as of the execution of this Amendment:

Section 7.17. Holdings Articles. Prior to the SPAC Merger Effective Time, Holdings shall instruct the registered agent of Holdings to file an Amended and Restated Memorandum and Articles of Association, in substantially the form set forth on Exhibit C (the “Holdings A&R Articles”), with the Registry of Corporate Affairs of the British Virgin Islands, such that the Holdings A&R Articles are effective at the SPAC Merger Effective Time. After the SPAC Merger Effective Time and prior to the Company Merger

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Effective Time, Holdings shall instruct the registered agent of Holdings to file a Second Amended and Restated Memorandum and Articles of Association, in substantially the form set forth on Exhibit D (the “Holdings Public Company Articles”) with the Registry of Corporate Affairs of the British Virgin Islands, such that the Holdings Public Company Articles are effective as soon as possible following the Company Merger Effective Time.

SECTION 1.05.    Section 8.03(g) of the Agreement is hereby amended by deleting the text thereof in its entirety and substituting therefor the paragraph below, and such amendment to Section 8.03(g) of the Agreement shall be deemed effective as of the execution of this Amendment:

Section 8.03(g). Holdings Public Company Articles. Holdings shall have instructed the registered agent of Holdings to file the Holdings Public Company Articles with the Registry of Corporate Affairs of the British Virgin Islands, such that the Holdings Public Company Articles become effective as soon as possible following the Company Merger Effective Time.

SECTION 1.06.    For the avoidance of doubt, when used in the Agreement, the term “Company Exchangeable Note” shall be deemed to include the Convertible Notes issued by the Company to (i) Al Reem Ventures SPV RSC LTD on November 15, 2021 for a purchase price of $5,000,000, (ii) Alcazar Fund 1 SPV 4 on December 1, 2021 for a purchase price of $5,000,000 (iii) Alcazar Fund 1 SPV 4 on January 12, 2022 for a purchase price of $20,000,000 and (iv) R Capital LLC on January 31, 2021, for a purchase price of $1,000,000.

SECTION 1.07.    Notwithstanding anything to the contrary in the Agreement, the parties hereto hereby consent, including for purposes of Section 6.01(b)(xvi)(A) of the Agreement to the extent applicable, to the termination of (i) the Forward Purchase Agreement, dated as of November 15, 2021, by and between SPAC and ACM ARRT VII B, LLC, and (ii) the Subscription Agreement, dated as of November 15, 2021, by and among SPAC, Holdings and ACM ARRT VII B, LLC.

ARTICLE II

MISCELLANEOUS

SECTION 2.01.    Except as specifically set forth in this Amendment, the Agreement shall remain in full force and effect and shall not be deemed to have been further amended by this Amendment. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term, condition or provision of the Agreement or any of the documents, schedules or exhibits referred to therein. This Amendment is incorporated into and deemed part of the Agreement as of the date hereof, and any reference to the Agreement (including any reference to “hereof,” “herein,” “hereunder” and words or expressions of similar import) shall refer to the Agreement as amended by this Amendment.

SECTION 2.02.    Other than the provisions of Section 10.04 of the Agreement, the provisions of Article X (General Provisions) of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as amended by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

SECTION 2.03.    This Amendment, the Agreement, the Exhibits attached thereto, the Cayman Plan of Merger, the BVI Plan of Merger, the Company Disclosure Letter, the SPAC Disclosure Letter and the Ancillary Agreements constitute the entire agreement among the parties hereto and thereto with respect to the subject matter hereof and supersede, except as set forth in Section 7.05(b) of the Agreement, all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. The Agreement as amended by this Amendment shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) by any party without the prior express written consent of the other parties thereto.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized representatives as of the date first above written.

Swvl Inc.

By:	/s/ Youssef Salem
	Name:	Youssef Salem
	Title:	Chief Financial Officer

Queen’s Gambit Growth Capital

By:	/s/ Victoria Grace
	Name:	Victoria Grace
	Title:	Chief Executive Officer

Pivotal Holdings Corp

By:	/s/ Youssef Salem
	Name:	Youssef Salem
	Title:	Director

Pivotal Merger Sub Company I

By:	/s/ Youssef Salem
	Name:	Youssef Salem
	Title:	Director

Pivotal Merger Sub Company II Limited

By:	/s/ Victoria Grace
	Name:	Victoria Grace
	Title:	Director

[Signature Page to Amendment to Business Combination Agreement]

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Exhibit A

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Exhibit B

***

A-2-5

Exhibit C

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ANNEX A-3

SECOND AMENDMENT TO THE BUSINESS COMBINATION AGREEMENT

THIS SECOND AMENDMENT TO THE BUSINESS COMBINATION AGREEMENT, dated as of March 3, 2022 (this “Amendment”), is entered into by and among Swvl Inc., a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”), Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability (“SPAC”), Pivotal Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned Subsidiary of the Company (“Holdings”), Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability and wholly owned Subsidiary of Holdings (“Cayman Merger Sub”), and Pivotal Merger Sub Company II Limited, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned Subsidiary of SPAC (“BVI Merger Sub”), and amends the Business Combination Agreement, dated as of July 28, 2021 (as previously amended or modified, the “Agreement”), by and among the Company, SPAC, Holdings, Cayman Merger Sub and BVI Merger Sub. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Agreement.

W I T N E S S E T H:

WHEREAS, the Company, SPAC, Holdings, Cayman Merger Sub and BVI Merger Sub desire to amend the Agreement on the terms and subject to the conditions set forth in this Amendment; and

WHEREAS, Section 9.04 of the Agreement provides that the Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in the Agreement and this Amendment, the parties agree as follows:

ARTICLE I

AMENDMENTS

SECTION 1.01.    Section 9.01(b) of the Agreement is hereby amended by deleting the text thereof in its entirety and substituting therefor the paragraph below, and such amendment to Section 9.01(b) of the Agreement shall be deemed effective as of the execution of this Amendment.

(b) by either SPAC or the Company if the Company Merger Effective Time shall not have occurred prior to May 31, 2022 (the “Outside Date”); provided, however that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date;

ARTICLE II

MISCELLANEOUS

SECTION 2.01.    Except as specifically set forth in this Amendment, the Agreement shall remain in full force and effect and shall not be deemed to have been further amended by this Amendment. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term, condition or

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provision of the Agreement or any of the documents, schedules or exhibits referred to therein. This Amendment is incorporated into and deemed part of the Agreement as of the date hereof, and any reference to the Agreement (including any reference to “hereof,” “herein,” “hereunder” and words or expressions of similar import) shall refer to the Agreement as amended by this Amendment.

SECTION 2.02.    Other than the provisions of Section 10.04 of the Agreement, the provisions of Article X (General Provisions) of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as amended by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

SECTION 2.03.    This Amendment, the Agreement, the Exhibits attached thereto, the Cayman Plan of Merger, the BVI Plan of Merger, the Company Disclosure Letter, the SPAC Disclosure Letter and the Ancillary Agreements constitute the entire agreement among the parties hereto and thereto with respect to the subject matter hereof and supersede, except as set forth in Section 7.05(b) of the Agreement, all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. The Agreement as amended by this Amendment shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) by any party without the prior express written consent of the other parties thereto.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized representatives as of the date first above written.

Swvl Inc.

By:	/s/ Youssef Salem
Name: Youssef Salem
Title: Chief Financial Officer

Queen’s Gambit Growth Capital

By:	/s/ Victoria Grace
Name: Victoria Grace
Title: Chief Executive Officer

Pivotal Holdings Corp

By:	/s/ Youssef Salem
Name: Youssef Salem
Title: Director

Pivotal Merger Sub Company I

By:	/s/ Youssef Salem
Name: Youssef Salem
Title: Director

Pivotal Merger Sub Company II Limited

By:	/s/ Victoria Grace
Name: Victoria Grace
Title: Director

[Signature Page to Amendment to Business Combination Agreement]

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ANNEX B

DATED                     2021

(1) PIVOTAL MERGER SUB COMPANY I

(2) QUEEN’S GAMBIT GROWTH CAPITAL

PLAN OF MERGER

REF: JS/FN/171772

B-i

THIS PLAN OF MERGER is made on                          2021

BETWEEN

(1)

Pivotal Merger Sub Company I, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands (the “Surviving Company”); and

(2)

Queen’s Gambit Growth Capital, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands (the “Merging Company” and together with the Surviving Company, the “Companies”).

WHEREAS

(A)

The directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company.

(B)

The respective boards of directors of the Surviving Company and the Merging Company have approved the merger of the Companies, with the Surviving Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions of the Business Combination Agreement dated July 28, 2021 by and among Swvl Inc., Pivotal Holdings Corp, Pivotal Merger Sub Company II Limited, the Surviving Company and the Merging Company (the “Business Combination Agreement”) and this Plan of Merger and pursuant to provisions of Part XVI of the Companies Law (as amended) (the “Companies Law”).

(C)	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

(D)

This Plan of Merger has been authorised by the sole shareholder of the Surviving Company pursuant to section 233(6) of the Companies Law. This Plan of Merger has been authorised by the shareholders of the Merging Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Merging Company.

(E)	Each of the Surviving Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Law.

IT IS AGREED

1.	DEFINITIONS AND INTERPRETATION

1.1	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Business Combination Agreement, a copy of which is annexed at Annexure 1 hereto.

2.	PLAN OF MERGER

2.1	Company Details:

(a)	The constituent companies (as defined in the Companies Law) to this Plan of Merger are the Surviving Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Law) is the Surviving Company.

(c)	The registered office of the Surviving Company is Maples Corporate Services Limited, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands. The

registered office of the Merging Company is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(d)	Immediately prior to the Effective Date, the authorised share capital of the Surviving Company is US$50,000 divided into 50,000 Ordinary shares of nominal or par value of US$1.00 each.

(e)

Immediately prior to the Effective Date, the authorised share capital of the Merging Company is US$55,500 divided into 500,000,000 Class A ordinary shares of a nominal or par value of US$0.0001, 50,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 and 5,000,000 preferred shares of a nominal or par value of US$0.0001 each.

2.2	Effective Date

In accordance with section 233(13) of the Companies Law, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar (the “Effective Date”).

2.3	Terms and Conditions; Share Rights

(a)

The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Business Combination Agreement.

(b)	The rights and restrictions attaching to the shares in the Surviving Company are set out in the memorandum and articles of association of the Surviving Company.

(c)

The memorandum and articles of association of the Surviving Company immediately prior to the Merger shall continue to be the memorandum and articles of association of the Surviving Company after the Merger.

2.4	Directors’ Interests in the Merger

(a)	The name and address of the sole director of the surviving company (as defined in the Companies Law) is Victoria Grace c/o 8 Sunset Lane, East Hampton, NY 11937, USA.

(b)	No director of either of the Companies will be paid any amounts or receive any benefits consequent upon the Merger.

2.5	Secured Creditors

(a)	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

3.	VARIATION

3.1	At any time prior to the Effective Date, this Plan of Merger may be amended by the Boards of Directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar; and

(b)

effect any other changes to this Plan of Merger as the Business Combination Agreement or this Plan of Merger may expressly authorise the Boards of Directors of both the Surviving Company and the Merging Company to effect in their discretion, or the Board of Directors deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively

4.	TERMINATION

4.1

At any time prior to the Effective Date, this Plan of Merger may be terminated by the Board of Directors of either the Surviving Company and the Merging Company in accordance with the terms of the Business Combination Agreement.

5.	COUNTERPARTS

5.1

This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

6.	GOVERNING LAW

6.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of Queen’s Gambit Growth Capital:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

SIGNED for and on behalf of Pivotal Merger Sub Company I:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

ANNEXURE 1

BUSINESS COMBINATION AGREEMENT

ANNEX C

NO: 2070410

BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT, 2004

AMENDED AND RESTATED

MEMORANDUM & ARTICLES OF ASSOCIATION

OF

PIVOTAL HOLDINGS CORP

FIRST INCORPORATED ON 23 JULY 2021

AMENDED AND RESTATED ON [DATE]

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT, 2004

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

PIVOTAL HOLDINGS CORP

The following shall comprise the Memorandum of Association of Pivotal Holdings Corp.

NAME

1.	The name of the Company is Pivotal Holdings Corp (the “Company”).

CHANGE OF NAME

2.

The Company may by Ordinary Resolution or by a resolution of the Directors resolve to change its name and make application to the Registrar in the approved form to give effect to such change of name in accordance with section 21 of the Companies Act.

TYPE OF COMPANY

3.	The Company is a company limited by shares.

REGISTERED OFFICE AND REGISTERED AGENT

4.

The first Registered Office of the Company shall be at the offices of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The Directors or Members may from time to time change the Registered Office of the Company by Resolution of Directors or Resolution of Members.

5.

The first Registered Agent of the Company will be Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The Directors or Members may from time to time change the Registered Agent of the Company by Resolution of Directors or Resolution of Members.

6.

The Company may, by Ordinary Resolution or by a resolution of the Directors, change the location of its Registered Office or change its Registered Agent and any such changes shall take effect on the registration by the Registrar of a notice of change, filed by the existing Registered Agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

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LIMITATIONS ON BUSINESS OF COMPANY

7.

The business and activities of the Company are limited to those businesses and activities which it is not prohibited from engaging in under any law for the time being in force in the British Virgin Islands.

8.	Subject to the Companies Act, any other enactment and this Memorandum (including, without limitation, paragraph 7 immediately above of this Memorandum) and the Articles, the Company has:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of paragraph (a) immediately above, full rights, powers and privileges.

NUMBER, CLASSES AND PAR VALUE OF SHARES

9.

The Company is authorised to issue a maximum of 555,000,000 shares, divided into three classes with a par value of US$0.0001 each, consisting of 500,000,000 Class A ordinary shares, 50,000,000 Class B ordinary shares and 5,000,000 preferred shares.

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS OF SHARES

10.

Subject to paragraphs 11 to 14 (inclusive) of this Memorandum, all ordinary shares shall (in addition and subject to any rights, privileges, restrictions and conditions attaching to any of the Shares as provided for elsewhere in this Memorandum or in the Articles):

(a)	have the right to one vote on any resolution of Shareholders;

(b)	have equal rights with regard to dividends; and

(c)	have equal rights with regard to distributions of the surplus assets of the Company.

11.

Except as otherwise specified in the Articles or required by law or Designated Stock Exchange rule, the holders of the Class A Shares and the Class B Shares (on an as converted basis) shall vote as a single class.

12.

Prior to an initial Business Combination or with effect from the Swvl Merger Effective Time, and subject to the terms of any Preferred Shares, only holders of Class B Shares will have the right to vote on the election of Directors pursuant to Article 99 or the removal of the Directors pursuant to Article 118 (and such removal may only be for cause).

13.

With respect to a vote to continue the Company in a jurisdiction outside the British Virgin Islands in accordance with Article 190, the holders of Class B ordinary shares shall have ten votes for every Class B ordinary share and holders of Class A ordinary shares will have one vote for every Class A ordinary share.

14.

Class A Shares issued upon conversion in accordance with Article 14 will not have any redemption rights or be entitled to proceeds of liquidation from the Trust Fund if the Company does not consummate the Business Combination.

15.

The Preferred Shares have such rights as specified by the board of Directors pursuant to the Resolution of Directors approving the issue of such Preferred Share(s), and in any such Resolution of Directors the board of Directors shall agree to amend and restate the Memorandum and Articles to fully set out such rights and instruct the registered agent of the Company to file the amended Memorandum and Articles with the Registrar. For the avoidance of doubt, the Directors shall not require any approval of the Members in respect of the issuance of preferred shares, the amendments to the terms of Preferred Shares and the related amendments to the Memorandum and Articles.

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16.

For the purposes of section 9 of the Companies Act, any rights, privileges, restrictions and conditions attaching to any of the Shares as provided for in the Articles are deemed to be set out and stated in full in this Memorandum.

FRACTIONAL SHARES

17.

The Company may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

VARIATION OF CLASS RIGHTS AND PRIVILEGES

18.

Subject to Clause 20, whenever the Shares are divided into different Classes (and as otherwise determined by the Directors) the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant Class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting. To every such separate meeting all the provisions of this Memorandum and the Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this paragraph, the Directors may treat all the Classes or any two (2) or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes. The Directors may vary the rights attaching to any Class without the consent or approval of Shareholders provided that the rights will not, in the determination of the Directors, be materially adversely varied or abrogated by such action.

19.

Subject to Clause 20, the rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares, any variation of the rights conferred upon the holders of Shares of any other Class or the redemption or purchase of any Shares of any Class by the Company.

20.

Notwithstanding any other provision of this Memorandum, Clauses 18 and 19 of the Memorandum shall only apply during the period commencing upon the adoption of this Memorandum and the Articles and terminating immediately at the Swvl Merger Effective Time.

CHANGES TO SHARES

21.	Prior to the Swvl Merger Effective Time, the Company may by Ordinary Resolution amend this Memorandum to increase or reduce the number of Shares the Company is authorised to issue.

22.

On and with effect from the Swvl Merger Effective Time, the Company may by Resolution of Members passed by a supermajority or by a Resolution of Directors, amend this Memorandum to increase or reduce the number of Shares the Company is authorised to issue.

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23.	Prior to the Swvl Merger Effective Time, the Company may by a Ordinary Resolution:

(a)	divide the Shares, including issued Shares, of a Class or Series into a larger number of Shares of the same Class or Series; or

(b)	combine the Shares, including issued Shares, of a Class or Series into a smaller number of Shares of the same Class or Series;

provided, however, that where Shares with a par value are divided or combined under paragraph 23 (a) or (b) above, the aggregate par value of the new Shares must be equal to the aggregate par value of the original Shares.

24.	On and with effect from the Swvl Merger Effective Time, the Company may by Resolution of Members passed by a supermajority or by a Resolution of Directors:

(a)	divide the Shares, including issued Shares, of a Class or Series into a larger number of Shares of the same Class or Series; or

(b)	combine the Shares, including issued Shares, of a Class or Series into a smaller number of Shares of the same Class or Series;

provided, however, that where Shares with a par value are divided or combined under paragraph 24(a) or 24(b) above, the aggregate par value of the new Shares must be equal to the aggregate par value of the original Shares.

25.

For the purposes of section 36(1)(f) of the Companies Act, Shares in the Company may, where issued in, or converted to, one Class or Series, be converted to another Class or Series in any manner specified in paragraph 25 (a), (b) or (c) below:

(a)

(i)

prior to the Swvl Merger Effective Time, the amendment and/or restatement of this Memorandum and the Articles by Ordinary Resolution to re-designate the Shares, including as regards their description and par value, and vary and/or abrogate any of the rights, privileges, restrictions and conditions attaching to the Shares;

(ii)

on and with effect from the Swvl Merger Effective Time, the amendment and/or restatement of this Memorandum and the Articles by Resolution of Members passed by a supermajority or by Resolution of Directors to re-designate the Shares, including as regards their description and par value, and vary and/or abrogate any of the rights, privileges, restrictions and conditions attaching to the Shares

(iii)

the passing of any resolution or execution of any written consent of the holders of the relevant Shares and any other Class or Series of Shares, where required pursuant to this Memorandum and the Articles;

(iv)	if required by the Directors, the delivery to the Company of the existing share certificates in respect of the Shares being re-designated; and

(v)	the amendment of the Register of Members as required to reflect the re-designation made pursuant to paragraph 25 (a)(i) above; or

(b)

(i)	the repurchase and cancellation of existing Shares in consideration for the issue of new Shares of a different Class or Series;

(ii)

the passing of any resolution or execution of any written consent of the holders of the relevant Shares and any other Class or Series of Shares, where required pursuant to this Memorandum and the Articles;

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(iii)	if required by the Directors, the delivery to the Company of the existing share certificates in respect of the Shares to be converted; and

(iv)	the amendment of the Register of Members as required to reflect the cancellation and issue made pursuant to paragraph 25 (b)(i) above; or

(c)	in any other manner permitted by the Companies Act, this Memorandum and the Articles.

NO BEARER SHARES

26.	The Company is not authorised to issue bearer shares and all Shares shall be issued as registered shares.

NO EXCHANGE FOR BEARER SHARES

27.	Shares may not be exchanged for, or converted into, bearer shares.

TRANSFERS OF SHARES

28.	Subject to the provisions of this Memorandum and the Articles, Shares in the Company may be transferred.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

29.

Subject to the Companies Act and the rights attaching to the various Classes, prior to the Swvl Merger Effective Time, the Company may at any time and from time to time by Special Resolution alter or amend this Memorandum or the Articles in whole or in part.

30.

Subject to the Companies Act and the rights attaching to the various Classes, on and with effect from the Swvl Merger Effective Time, the Company may from time to time amend this Memorandum or the Articles of Association by a Resolution of Members passed by a supermajority or by a Resolution of Directors.

31.

Notwithstanding any other provision of this Memorandum or the Articles, at any time following the Swvl Merger Effective Time the directors of the Company may, by resolution of the Directors, amend and restate the memorandum and articles of association of the Company and accordingly cause the Company to file amended and restated memorandum and articles of association with the Registrar in the form as filed with the Registration Statement and defined as the “Holdings Public Company Articles” in connection with the Swvl Merger Effective Time. It is acknowledged that an amendment and restatement of the memorandum and articles of association of the Company as contemplated by the immediately preceding sentence does not entail any amendment to the memorandum or articles of association of a kind referred to in section 12(5) of the Companies Act.

DEFINITIONS

32.	Words used in this Memorandum and not defined herein shall have the meanings set out in the Articles.

SHAREHOLDER LIABILITY

33.	Subject to the provisions of this Memorandum and the Articles, the liability of a Shareholder to the Company, as shareholder, is limited to:

(a)	any amount unpaid on a Share held by the Shareholder;

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(b)	(where applicable) any liability expressly provided for in this Memorandum or the Articles; and

(c)	any liability to repay a distribution under section 58(1) of the Companies Act.

34.	A Shareholder has no liability, as a member, for the liabilities of the Company.

SEPARATE LEGAL ENTITY AND PERPETUAL EXISTENCE

35.	In accordance with section 27 of the Companies Act, the Company is a legal entity in its own right separate from its Shareholders and continues in existence until it is dissolved.

EFFECT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

36.	In accordance with section 11(1) of the Companies Act, this Memorandum and the Articles are binding as between:

(a)	the Company and each Shareholder of the Company; and

(b)	each Shareholder of the Company.

37.

In accordance with section 11(2) of the Companies Act, the Company, the board of Directors, each Director and each Shareholder of the Company has the rights, powers, duties and obligations set out in the Companies Act except to the extent that they are negated or modified, as permitted by the Companies Act, by this Memorandum or the Articles.

38.	In accordance with section 11(3) of the Companies Act, this Memorandum and the Articles have no effect to the extent that they contravene or are inconsistent with the Companies Act.

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We, Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 23rd day of July 2021.

Incorporator

(Signed: Denery Moses)

Denery Moses

Authorised Signatory

Maples Corporate Services (BVI) Limited

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TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT, 2004

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

PIVOTAL HOLDINGS CORP

The following shall comprise the Articles of Association of Pivotal Holdings Corp (the “Company”).

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Articles” means these articles of association of the Company, as amended or substituted from time to time.

“Audit Committee” means the audit committee of the Company formed pursuant to Article 145 hereof, or any successor audit committee.

“Branch Register” means any branch Register of such category or categories of Members as the Company may from time to time determine.

“Business Combination” means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) (for as long as the securities in the Company are listed on the Designated Stock Exchange) must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Fund (excluding (i) the deferred underwriting commissions, and (ii) taxes payable on the income earned on the Trust Fund) at the time of the definitive agreement to enter into a Business Combination; (b) must not be effectuated with another blank cheque company or a similar company with nominal operations; and (c) must be approved by the affirmative vote of a majority of the Directors, which must include a majority of the independent Directors and each of the non-independent Directors nominated by the Sponsor.

“BVI Merger Sub” has the meaning ascribed to it in the definition of “Swvl Business Combination” below.

“Cayman Merger Sub” has the meaning ascribed to it in the definition of “QGGC Merger” below.

“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company.

“Class A Shares” means the Class A ordinary Shares in the Company of $0.0001 nominal or par value designated as Class A Shares, and having the rights provided for in the Memorandum.

“Class B Shares” means the Class B ordinary Shares in the Company of $0.0001 nominal or par value designated as Class B Shares, and having the rights provided for in the Memorandum.

“Companies Act” means the BVI Business Companies Act, 2004, including any modification, amendment, extension, re-enactment or renewal thereof and any regulations made thereunder.

“Designated Stock Exchange” means any national securities exchange or automated quotation system on which the Company’s securities are traded, including, but not limited to, The NASDAQ Stock Market LLC, the NYSE MKT LLC, the New York Stock Exchange LLC or any over-the-counter (OTC) market.

“Director Nominations”, on and with effect from the Swvl Merger Effective Time only, has the meaning given to that term in Article 70H.

“Directors” means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, or any similar United States federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

“Founders” means the Sponsor and all Members immediately prior to the consummation of the IPO.

“Investment Account” shall have the meaning ascribed to it herein.

“Investor Group” means the Sponsor and its affiliates, successors and assigns.

“IPO” means QGGC’s initial public offering of securities.

“IPO Redemption” shall have the meaning ascribed to it in Article 168.

“Material Ownership Interests”, on and with effect from the Swvl Merger Effective Time only, has the meaning given to that term in Article 70H(c).

“Members’ Requisition”, on and with effect from the Swvl Merger Effective Time only, has the meaning given to that term in Article 70D.

“Memorandum” means the memorandum of association of the Company, as amended or substituted from time to time.

“Officers” means the officers for the time being and from time to time of the Company.

“Ordinary Resolution” prior to the Swvl Merger Effective Time only, means a resolution:

(a)

passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

in relation to Class B Shares only, approved in writing by all of the Class B Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

For the avoidance of doubt, on and with effect from the Swvl Merger Effective Time, any action pursuant to the Memorandum and the Articles which requires an Ordinary Resolution shall require a Resolution of Members.

“Ordinary Shares” means the Class A Shares and Class B Shares.

“Over-Allotment Option” means the option of the Underwriters to purchase on a pro rata basis up to 3,375,000 additional units at the IPO price, less the underwriting discounts and commissions.

“paid up” means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up.

“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the British Virgin Islands.

“Preferred Shares” means the preferred shares in the Company of $0.0001 nominal or par value designated as Preferred Shares, and having the rights provided for in in the Memorandum.

“Principal Register”, where the Company has established one or more Branch Registers in accordance with the Companies Act and these Articles, means the Register maintained by the Company in accordance with the Companies Act and these Articles that is not designated by the Directors as a Branch Register.

“Proposing Person”, on and with effect from the Swvl Merger Effective Time only, shall mean the following persons: (i) the Member or Requisitioning Members of record providing the notice of Director Nomination(s) or other business proposed to be brought before a general meeting, and (ii) the beneficial owner(s), if different, on whose behalf the Director Nomination(s) or other business proposed to be brought before a general meeting is made.

“Public Shares” means the Class A Shares issued (including any Class A Shares issued as part of units) in the QGGC Merger.

“QGGC” means, prior to the QGGC Merger, Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability, and, from and after the QGGC Merger, the QGGC Surviving Company.

“QGGC Merger” means the merger of QGGC with and into Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability and wholly owned subsidiary of the Company (“Cayman Merger Sub”), with Cayman Merger Sub being the surviving company of such merger (“QGGC Surviving Company”).

“QGGC Surviving Company” has the meaning ascribed to it in the definition of “QGGC Merger” above.

“Redemption Price” shall have the meaning ascribed to it in Article 168.

“Regulatory Withdrawal” means interest earned on the funds held in the Trust Fund that may be released to QGGC or the Company to fund regulatory compliance requirements and other costs related thereto.

“Register” means the Register of Members of the Company required to be kept pursuant to the Companies Act and includes any Branch Register(s) established by the Company in accordance with the Companies Act and these Articles.

“Registered Agent” means the registered agent of the Company as required by the Companies Act.

“Registered Office” means the then current registered office of the Company.

“Registrar” means the Registrar of Corporate Affairs appointed under section 229 of the Companies Act.

“Registration Statement” means the Company’s registration statement on Form F-4, including all amendments or supplements thereto, filed with the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended.

“Requisitioning Members”, on and with effect from the Swvl Merger Effective Time only, means the Members who deposit a Members’ Requisition with the Company in accordance with Articles 70A to 70N;

“Resolution of Directors”, on and with effect from the Swvl Merger Effective Time only, means: (a) a resolution passed by a majority of votes of the Directors or a majority of votes of the members of a committee of the Directors as, being entitled to do so, vote at a meeting of the Directors or a meeting of a committee of the Directors, unless a higher threshold is required pursuant to the Memorandum or the Articles; or (b) a resolution in writing signed by all of the Directors or all of the members of a committee of the Directors.

“Resolution of Members”, on and with effect from the Swvl Merger Effective Time only, means a resolution passed by a majority of votes of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Members unless a higher threshold is required pursuant to the Memorandum or the Articles (it being understood that, unless otherwise provided in the Memorandum or the Articles, absent Members, Members who are present but do not vote, blanks and abstentions shall not be counted for purposes of determining if a majority has been obtained).

For the avoidance of doubt, a Resolution of Members may not be consented to in writing and section 88 of the Companies Act shall not apply to the Company.

“Seal” means the common seal of the Company including any facsimile thereof.

“SEC” means the United States Securities and Exchange Commission.

“Secretary” means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.

“Series” means a series of a Class as may from time to time be issued by the Company.

“Share” means a share in the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share.

“Shareholder” or “Member” means a Person who is registered as the holder of Shares in the Register.

“Share Premium Account” means the share premium account established in accordance with these Articles and the Companies Act.

“signed” means bearing a signature or representation of a signature affixed by mechanical means.

“Solicitation Statement”, on and with effect from the Swvl Merger Effective Time only, has the meaning given to that term in Article 70H(e).

“Solvency Test” means the solvency test prescribed by section 56 of the Companies Act and set out in Article 133.

“Special Resolution” prior to the Swvl Merger Effective Time only, means a resolution:

(c)

passed by a majority of not less than two-thirds (or, with respect to amending Article 100 or Article 191, a majority of at least 90% of the votes cast at a meeting of the Shareholders) of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(d)

approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

For the avoidance of doubt, on and with effect from the Swvl Merger Effective Time, any action pursuant to the Memorandum and the Articles which requires a Special Resolution shall require a Resolution of Members.

“Sponsor” means Queen’s Gambit Holdings LLC, a Delaware limited liability company.

“Sponsor Director” means any Director designated as a Sponsor Director by the Sponsor by notice in writing to the Company.

“Swvl” has the meaning ascribed to it in the definition of “Swvl Business Combination” below.

“Swvl Business Combination” means the merger of Pivotal Merger Sub Company II Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“BVI Merger Sub”), with and into Swvl Inc., a company limited by shares incorporated under the laws of the British Virgin Islands (“Swvl”), as contemplated by that certain Business Combination Agreement, dated as of July 28, 2021, by and among Swvl, QGGC, the Company, Cayman Merger Sub and BVI Merger Sub (as the same may be amended and/or restated through to and including the date hereof), with Swvl being the surviving company of such merger.

“Swvl Merger Effective Time” means the time of the issuance of a certificate of merger by the Registrar in respect of the merger between Swvl and BVI Merger Sub pursuant to the Swvl Business Combination.

“Synthetic Equity Interests”, on and with effect from the Swvl Merger Effective Time only, shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement, the purpose or effect of which is to, directly or indirectly: (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of the Company, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit or avoid a loss from any increase or decrease in the value of any shares of any class or series of the Company, (b) mitigate loss to, reduce the economic risk of or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of the Company, (c) otherwise provide in any manner the opportunity to profit or avoid a loss from any decrease in the value of any shares of any class or series of the Company, or (d) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of the Company.

“Timely Notice”, on and with effect from the Swvl Merger Effective Time only, has the meaning given to that term in Article 70H.

“Treasury Shares” means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

“Trust Fund” means the trust account established by QGGC upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with certain of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, were deposited.

“Underwriter” means an underwriter of the IPO.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars or USD (or $) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or reenactment thereof for the time being in force;

(f)

reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)

reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another; and

(h)

on and with effect from the Swvl Merger Effective Time only, the term “supermajority” in relation to a Resolution of Members means, notwithstanding anything to the contrary in the definition of “Resolution of Members”, a majority of not less than seventy five (75) per cent. of the votes of all those entitled to vote on the resolution regardless of how many actually vote or abstain, meaning that absent Members, Members who are present but do not vote, blanks and abstentions shall be counted for the purpose of determining if a supermajority has been obtained.

3.	Subject to the preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be commenced at any time after incorporation.

5.

The Registered Office shall be in the British Virgin Islands. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.

The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.

The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Companies Act and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept by the Registered Agent. If the original Register is not kept at the office of the Registered Agent, a copy of it shall be kept there in accordance with the Companies Act. The Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Companies Act, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Companies Act and the rules or requirements of any Designated Stock Exchange.

SHARES

8.

Subject to the Memorandum and these Articles, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued; provided however that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a conversion described in Articles 14 to 18.

9.

The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

10.

The Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and sub-classes and Series and sub-series and the different Classes and sub-classes and Series and sub-series shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes and Series (if any) may be fixed and determined by the Directors or the Shareholders by Ordinary Resolution.

11.

The Company may, insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

12.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

13.

Except as otherwise specified in these Articles or required by law or Designated Stock Exchange rule, the holders of the Class A Shares and the Class B Shares (on an as converted basis) shall vote as a single class.

FOUNDER SHARES CONVERSION AND ANTI-DILUTION RIGHTS

14.

On the first business day following the consummation of the Company’s initial Business Combination, or at any earlier date at the option of the holders of the Class B Shares, the issued and outstanding Class B Shares shall automatically be converted into such number of Class A Shares as is equal to twenty percent (20%) of the sum of:

(a)	the total number of Class A Shares issued in the IPO (including pursuant to any Over-Allotment Option) plus the total number of Class B Shares issued; plus

(b)

the total number of Class A Shares issued or deemed issued, or issuable upon the conversion or exercise of any equity-linked securities issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding (x) any Class A Shares or equity-linked securities exercisable for or convertible into Class A Shares issued, or to be issued, to any seller in the initial Business Combination and (y) any private placement warrants issued to the Sponsor, the Investor Group or any members of the Company’s management team upon conversion of working capital loans.

The term “equity-linked securities” refers to any securities that are convertible into, exercisable or exchangeable for Class A Shares, including but not limited to a private placement of equity or debt.

For the avoidance of doubt, such Class A Shares issued upon conversion will not have any redemption rights or be entitled to proceeds of liquidation from the Trust Fund if the Company does not consummate the Business Combination.

15.	Notwithstanding anything to the contrary contained herein in no event shall the Class B Shares convert into Class A Shares at a ratio that is less than one-for-one.

16.

References in Articles 14 to Article 18 to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.

Each Class B Share shall convert into its pro rata number of Class A Shares as set forth in this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the issued and outstanding Class B Shares shall be converted pursuant to Article 14 and the denominator of which shall be the total number of issued and outstanding Class B Shares at the time of conversion.

18.

The Directors may effect such conversion in any manner available under applicable law, including redeeming or repurchasing the relevant Class B Shares and applying the proceeds thereof towards payment for the new Class A Shares. For purposes of the repurchase or redemption, the Directors may, subject to the Company being able to pay its debts in the ordinary course of business, make payments out of amounts standing to the credit of the Company’s share premium account or out of its capital.

19.	[Not used]

20.	[Not used]

CERTIFICATES

21.

If so determined by the Directors, any Person whose name is entered as a Member in the Register may receive a certificate in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person and the amount paid up thereon, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

22.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Exchange Act.

23.

Any two (2) or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of $1.00 or such smaller sum as the Directors shall determine.

24.

If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request subject to delivery of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

25.	In the event that Shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

26.	[Not used]

LIEN

27.

The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one (1) of two (2) or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

28.

The Company may sell, in such manner as the Directors may determine, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

29.

For giving effect to any such sale the Directors may authorise some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

30.

The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

31.

The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

32.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

33.

If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

34.

The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

35.

The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

36.

The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES

37.

If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

38.

The notice shall name a further day (not earlier than the expiration of fourteen (14) days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

39.

If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

40.

A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

41.

A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares. The Company is under no obligation to refund any moneys to the Person whose Shares have been forfeited and that Person shall be discharged from any further obligation to the Company.

42.

A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

43.

The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

44.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

45.

Subject to the Memorandum and these Articles and the rules or regulations of the Designated Stock Exchange or any relevant rules of the SEC or securities laws (including, but not limited to, the Exchange Act), a Member may transfer all or any of his or her Shares.

46.

The instrument of transfer of any Share shall be in (a) any usual or common form, (b) such form as is prescribed by the Designated Stock Exchange, or (c) in any other form as the Directors may determine and shall be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

47.

Subject to the terms of issue thereof and the rules or regulations of the Designated Stock Exchange or any relevant rules of the SEC or securities laws (including, but not limited to the Exchange Act), the Directors may determine to decline to register any transfer of Shares without assigning any reason therefor.

48.	The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine.

49.

All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

TRANSMISSION OF SHARES

50.

The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two (2) or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognised by the Company as having any title to the Share.

51.

Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

52.

A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

53.	[Not used].

54.	[Not used].

55.	[Not used].

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

56.	Subject to the Companies Act, the rules of the Designated Stock Exchange, the Memorandum and these Articles, including the Solvency Test where applicable, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder;

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Act, including out of its capital; and

(d)	accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

57.	With respect to redeeming or repurchasing the Shares:

(a)	Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in Article 168;

(b)

Shares held by the Founders shall be surrendered by the Founders on a pro rata basis for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Founders will own twenty percent (20%) of the Company’s issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and

(c)	Public Shares shall be repurchased by way of tender offer in the circumstances set out in Article 164(b).

58.

Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

59.	The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

60.

The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie including, without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidating structure.

TREASURY SHARES

61.

Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

62.

No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be declared or paid in respect of a Treasury Share.

63.	The Company shall be entered in the Register as the holder of the Treasury Shares provided that:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)

a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Act, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

64.	Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

GENERAL MEETINGS

Notwithstanding any other provision of the Articles, Articles 65 to 70 as follows shall apply during the period commencing upon the adoption of the Articles and terminating upon the Swvl Merger Effective Time:

65.	The Directors (by majority approval), the chief executive officer, or the chairman (as applicable) may, whenever they think fit, convene a general meeting of the Company.

66.

Subject to Article 100, for so long as the Company’s Shares are traded on a Designated Stock Exchange, the Company shall in each year hold a general meeting as its annual general meeting at such time and place as may be determined by the Directors in accordance with the rules of the Designated Stock Exchange, unless such Designated Stock Exchange does not require the holding of an annual general meeting.

67.

The Directors (or the chief executive officer or the chairman, as applicable) may cancel or postpone any duly convened general meeting at any time prior to such meeting for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Directors (or the chief executive officer or the chairman) shall give Shareholders notice in writing of any cancellation or postponement. A postponement may be for a stated period of any length or indefinitely as the Directors (or the chief executive officer or the chairman) may determine.

68.

Shareholders seeking to bring business before an annual general meeting of the Company, or to nominate candidates for appointment as directors at an annual general meeting, must provide written notice of such business to the Company. Such notice must be received by the Secretary at the Company’s principal office no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual general meeting. Pursuant to Rule 14a-8 under the Exchange Act, proposals seeking inclusion in the annual proxy statement must comply with the notice periods contained therein.

69.

To be in proper written form, a Member’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such Member proposes to bring before the annual general meeting (i) a brief description of the business desired to be brought before the annual general meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend the Memorandum or these Articles, the language of the proposed amendment) and the reasons for conducting such business at the annual general meeting, (ii) the name and record address of such Shareholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (iii) the Class or Series and number of Shares that are owned beneficially and of record by such Shareholder and by the beneficial owner, if any, on whose behalf the proposal is made, (iv) a description of all arrangements or understandings between such Member and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such Member, (v) any material interest of such Member and the beneficial owner, if any, on whose behalf the proposal is made in such business and (vi) a representation that such Member intends to appear in person or by proxy at the annual general meeting to bring such business before the annual general meeting.

70.

If at any time there are no Directors, any two (2) Shareholders (or if there is only one (1) Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

Notwithstanding any other provision of the Articles, Articles 70A to 70N as follows shall apply on and with effect from the Swvl Merger Effective Time:

70A	All general meetings other than annual general meetings shall be called extraordinary general meetings.

70B

The Company may, but shall not be obliged to, in each year hold a general meeting as its annual general meeting, and, where called, shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint.

70C

The Directors, by Resolution of Directors, or the chairman, if any, of the board of Directors, acting alone, may, and the Directors shall upon receipt of a valid Members’ Requisition, call general meetings. Only those matters set forth in the notice of the general meeting or, solely with respect to an annual general meeting or an extraordinary general meeting convened upon a Members’ Requisition, properly requested in accordance with Article 70H, may be considered or acted upon at a general meeting. In addition to the other requirements set forth in the Articles, for any proposal of business to be considered at a general meeting, it must be a proper subject for action by Members of the Company under the Companies Act.

70D

A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than thirty (30) per cent. of the voting power of the issued Shares which as at that date carry the right to vote in respect of the matter for which the meeting is requested (a “Members’ Requisition”).

70E

The Members’ Requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

70F

If there are no Directors as at the date of the deposit of the Members’ Requisition or if the Directors do not within twenty-one (21) days from the date of the deposit of the Members’ Requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three (3) months after the expiration of the said twenty-one (21) day period.

70G	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

70H

For nominations of candidates for appointment as Director (“Director Nominations”) or other business to be properly brought (x) by a Member before an annual general meeting or (y) by Requisitioning Members before an extraordinary general meeting convened upon a Members’ Requisition, the Director Nomination or other business must be (i) specified in the notice of the general meeting (or any supplement thereto) given by or at the direction of the Directors by Resolution of Directors, (ii) brought before the general meeting by the person presiding over the meeting or (iii) otherwise properly requested to be brought before the meeting by a Member of the Company or by the Requisitioning Members, as applicable, in accordance with this Article 70H. For Director Nomination or other business to be properly requested to be brought (x) by a Member before an annual general meeting or (y) by Requisitioning Members before an extraordinary general meeting convened upon a Members’ Requisition, the Member or Requisitioning Members must

(i) be Member(s) of the Company of record at the time of the giving of the notice for such general meeting, (ii) be entitled to vote at such general meeting, (iii) have given Timely Notice (as defined below) thereof in writing to any Director addressed to the Registered Office, (iv) have provided any updates or supplements to such notice at the times and in the forms required by the Articles and (v) together with the beneficial owner(s), if any, on whose behalf the nomination or business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by the Articles. To be timely, a Member’s written notice in respect of an annual general meeting must be received by any Director at the Registered Office not later than the close of business on the one hundred twentieth (120th) day nor earlier than the close of business on the one hundred fiftieth (150th) day prior to the one (1) year anniversary of the preceding year’s annual general meeting; provided, however, that in the event the annual general meeting is first convened more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no annual general meeting was held in the preceding year, notice by the Member to be timely must be received by any Director at the Registered Office not earlier than the close of business on the one hundred twentieth (120th) day prior to the date of such annual general meeting and not later than the close of business on tenth (10th) day following the day on which public announcement of the date of such meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”). Notwithstanding anything to the contrary provided herein, (x) for the first annual general meeting, a Member’s notice shall be timely (and be considered a Timely Notice) if received by any Director at the Registered Office not later than the close of business on the later of the ninetieth (90th) day prior to the scheduled date of such annual general meeting or the tenth (10th) day following the day on which public announcement of the date of such annual general meeting is first made or sent by the Company and (y) for any extraordinary general meeting convened upon a Members’ Requisition, the Requisitioning Members’ notice shall be timely (and be considered a Timely Notice) if received by any Director at the Registered Office on the date of delivery of the Members’ Requisition. Any such Timely Notice must set forth, as to each matter the Member or Requisitioning Members propose to bring before the general meeting:

(a)

as to each person whom the Member or the Requisitioning Members propose to nominate for appointment as a Director, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class and number of Shares or any other securities of the Company that are held of record or are beneficially owned by the nominee and of its affiliates and any derivative positions held or beneficially held by the nominee and of its affiliates, (iv) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee or any of its affiliates with respect to any securities of the Company, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of any securities), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee or any of its affiliates, (v) a description of all agreements, arrangements or understandings between or among the Member or the Requisitioning Members, as applicable, or any of its or their affiliates and each nominee or any of its affiliates and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the Member or the Requisitioning Members or concerning the nominee’s potential service as a Director, (vi) a written statement executed by the nominee acknowledging that as Director, the nominee will owe fiduciary duties under the Companies Act with respect to the Company and its Members, and (vii) all information relating to such person that is required to be disclosed in solicitations of proxies for appointment of directors in an appointment contest, or is otherwise required, in each case pursuant to the Companies Act or other applicable law, rule or regulation (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a Director if appointed);

(b)

as to any other business that the Member or the Requisitioning Members propose to bring before the general meeting, a description in reasonable detail of the business desired to be brought before the general meeting, the reasons for conducting such business at the general meeting, the text, if any, of any resolutions or Articles amendment proposed for adoption, and any material interest in such business of each Proposing Person;

(c)

(i) the name and address of the Member or Requisitioning Members giving the notice, as they appear on the Company’s books, and the names and addresses of the other Proposing Persons (if any) and (ii) as to each Proposing Person, such Proposing Peron’s written consent to the public disclosure of information provided to the Company pursuant to this Article 70H and the following information: (a) the class or series and number of all Shares of the Company which are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates, including any Shares of the Company as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future, (b) all Synthetic Equity Interests in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such Shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such Shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Companies Act or the Exchange Act, agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any Shares of the Company, (d) any rights to dividends or other distributions on the Shares of the Company, directly or indirectly, owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Company, (e) any performance-related fees (other than an asset based fee) that such Proposing Person, directly or indirectly, is entitled to based on any increase or decrease in the value of Shares of the Company or any Synthetic Equity Interests (the disclosures to be made pursuant to the foregoing clauses (a) through (e) are referred to, collectively, as “Material Ownership Interests”) and (iii) a description of the material terms of all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates with any other person for the purpose of acquiring, holding, disposing or voting of any Shares of the Company, (f) all information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a) if such a statement were required to be filed under the Exchange Act by such Proposing Person and/or any of its respective affiliates or associates, and (g) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to the Companies Act, the Exchange Act or any other applicable laws, rules or regulations;

(d)

(i) a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, or by and among any Proposing Persons and any other person (including with any proposed nominee(s)), pertaining to the nomination(s) or other business proposed to be brought before the general meeting (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), and (ii) identification of the names and addresses of other Members (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s), and to the extent known the class and number of Shares owned beneficially or of record by such other Member(s) or other beneficial owner(s); and

(e)

a statement whether or not the Member or Requisitioning Members giving the notice and/or the other Proposing Person(s), if any, will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all of the Shares of the Company required under applicable law to approve the proposal or, in the case of a Director Nomination, at least the percentage of voting power of all of the Shares of the Company reasonably believed by such Proposing Person to be sufficient to appoint the nominee or nominees proposed to be nominated by such Member or Requisitioning Members (such statement, the “Solicitation Statement”).

A Member or the Requisitioning Members must also submit a supporting statement indicating the reasons for bringing such proposal.

70I

A Member or Requisitioning Members providing Timely Notice of Director Nomination or other business proposed to be brought before a general meeting shall further update and supplement such notice, if necessary, so that the information (including the Material Ownership Interests information) provided or required to be provided in such notice pursuant to the Articles shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such general meeting, and such update and supplement must be received by any Director at the Registered Office not later than the close of business on the fifth (5th) business day after the record date for the general meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date of the general meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting). If a Member or the Requisitioning Members do not comply with these Articles 70A to 70N in providing notice of Director Nomination or other business proposed to be brought before a general meeting, such notice shall not be deemed to be Timely Notice.

70J

Only such persons who are nominated for appointment as a Director in accordance with the provisions of the Articles shall be eligible for appointment and to serve as Directors once appointed in accordance with the Articles and only such other business shall be conducted at an general meeting as shall have been brought before the meeting in accordance with the provisions of the Articles. The Directors or a designated committee thereof, through a Resolution of Directors, shall have the power to determine whether a Director Nomination or any other business proposed to be brought before the meeting was made in accordance with the provisions of the Articles. If neither the Directors nor such designated committee makes a determination as to whether any Director Nomination or other proposal was made in accordance with the provisions of the Articles, the presiding person of the general meeting shall have the power and duty to determine whether the Director Nomination or other proposal was made in accordance with the provisions of the Articles. If the Directors or a designated committee thereof or the presiding person, as applicable, determines that any Director Nomination or other proposal was not made in accordance with the provisions of the Articles, such proposal or nomination shall be disregarded and shall not be presented for action at the general meeting.

70K

Except as otherwise required by applicable law, nothing in these Articles 70A to 70N shall obligate the Company or the Directors to include in any proxy statement or other Member communication distributed on behalf of the Company or the Directors information with respect to any nominee for appointment of a Director or any other business submitted or proposed by a Member.

70L

Notwithstanding the foregoing provisions of Articles 70A to 70N, if the nominating or proposing Member or the Requisitioning Members (or a qualified representative of the Member or the Requisitioning Members) do not appear at the general meeting to present a Director Nomination or any other business, such Director Nomination or other business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Company. For purposes of these Articles 70A to 70N, to be considered a qualified representative of the proposing Member or Requisitioning Members, a person must be authorised by a written instrument executed by such Member or Requisitioning Members or an electronic transmission delivered by such Member or Requisitioning Members to act for such Member or Requisitioning Members as proxy at the meeting of Members and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, to the presiding person at the general meeting.

70M

For purposes of the Articles, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable international or national news service or in a document publicly filed by the Company with the SEC pursuant to section 13, 14 or 15(d) of the Exchange Act or the rules of the Recognised Exchange.

70N

Notwithstanding the foregoing provisions of the Articles, a Member and the Requisitioning Members shall also comply with all applicable requirements of the Companies Act and all applicable laws, rules and regulations with respect to the matters set forth in the Articles.

NOTICE OF GENERAL MEETINGS

Notwithstanding any other provision of the Articles, Articles 71 to 72 as follows shall apply during the period commencing upon the adoption of the Articles and terminating upon the Swvl Merger Effective Time:

71.

At least ten (10) days’ notice in writing counting from the date service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and the general nature of the business, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such Persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of all the Shareholders entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Shareholders may think fit.

72.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

Notwithstanding any other provision of the Articles, Articles 72A to 72B as follows shall apply on and with effect from the Swvl Merger Effective Time:

72A

At least seven (7) clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five (95) per cent. in par value (if all the issued Shares have a par value), or otherwise by number of the Shares giving that right.

72B

Notwithstanding any other provision of the Articles, the accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice, or the accidental failure to refer in any notice or other document to a meeting as an “annual general meeting” or “extraordinary general meeting”, as the case may be, shall not invalidate the proceedings of that general meeting.

PROCEEDINGS AT GENERAL MEETINGS

Notwithstanding any other provision of the Articles, Articles 73 to 83 as follows shall apply during the period commencing upon the adoption of the Articles and terminating upon the Swvl Merger Effective Time:

73.

All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Directors or of the Company’s auditors, and the fixing of the remuneration of the Company’s auditors. No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

74.

No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, one or more

Shareholders holding at least a majority of the paid up issued Shares of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.

75.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall form a quorum.

76.

If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

77.

The chairman, if any, of the Directors shall preside as chairman at every general meeting of the Company and the chairman from time to time may adopt certain rules and regulations for the conduct of meetings as he or she sees fit.

78.

If there is no such chairman, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.

79.	The chairman may adjourn a meeting from time to time and from place to place either:

(a)	with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or

(b)	without the consent of such meeting if, in his sole opinion, he considers it necessary to do so to:

(i)	secure the orderly conduct or proceedings of the meeting; or

(ii)

give all persons present in person or by proxy and having the right to speak and / or vote at such meeting, the ability to do so, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

80.	A resolution put to the vote of the meeting shall be decided on a poll.

81.	A poll shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

82.	In the case of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote.

83.

A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

Notwithstanding any other provision of the Articles, Articles 73A to 73N as follows shall apply on and with effect from the Swvl Merger Effective Time:

73A

No business shall be transacted at any general meeting unless a quorum is present. A majority in voting power of the Shares entitled to vote at such meeting, present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy, shall be a quorum unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorised representative or proxy.

73B

A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

73C	Any action taken by the Members must be taken or effected at a general meeting and may not be taken or effected by a written resolution or written consent of Members or otherwise in lieu thereof.

73D

If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ Requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

73E

The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he, she or it shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall appoint one of their number to be chairman of the meeting.

73F

If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

73G

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

73H

When a general meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

73I

A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the Directors, by Resolution of Directors, or the chairman demands a poll, or any other Member or Members collectively present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorised representative or proxy) and holding at least ten (10) per cent. in par value (if all the issued Shares have a par value), or otherwise by number of the Shares giving a right to attend and vote at the meeting demand a poll.

73J

Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, and an entry to that effect in the minutes of the proceedings of the meeting, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

73K	The demand for a poll may be withdrawn.

73L

Except on a poll demanded on the appointment of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

73M	A poll demanded on the appointment of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

73N	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall not be entitled to a second or casting vote.

VOTES OF SHAREHOLDERS

Notwithstanding any other provision of the Articles, Articles 84 to 93 as follows shall apply during the period commencing upon the adoption of the Articles and terminating upon the Swvl Merger Effective Time:

84.

Subject to any rights and restrictions for the time being attached to any Share, every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a general meeting of the Company, have one vote for each Share of which he or the Person represented by proxy is the holder.

85.

In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

86.

A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

87.

No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

88.	On a poll votes may be given either personally or by proxy.

89.

The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an Officer or attorney duly authorised. A proxy need not be a Shareholder.

90.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

91.

The instrument appointing a proxy shall be deposited with the Registered Agent or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

92.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

93.

Prior to the Swvl Merger Effective Time only, a resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. For the avoidance of doubt, with effect from the Swvl Merger Effective Time, any action taken by the Shareholders must be taken or effected at a general meeting and may not be taken or effected by a written resolution or written consent of Shareholders or otherwise in lieu thereof.

Notwithstanding any other provision of the Articles, Articles 93A to 93G as follows shall apply on and with effect from the Swvl Merger Effective Time:

93A

Subject to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote and on a poll every Member present in any such manner shall have one vote for every Share of which he, she or it is the holder.

93B

In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

93C

A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his, her or its committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

93D

No person shall be entitled to vote at any general meeting unless he, she or it is registered as a Member on the record date for such meeting nor unless all calls or other monies then due and payable by him or her in respect of Shares have been paid.

93E

No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

93F

On a poll or on a show of hands votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

93G

On a poll, a Member holding more than one Share need not cast the votes in respect of his, her or its Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him or her, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he, she or it is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he, she or it is appointed.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

94.

Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

CLEARING HOUSES

95.

If a clearing house (or its nominee) is a Member of the Company, it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any Class of Members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such person is so authorised. A person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation.

DIRECTORS

96.	Subject to Articles 97, 99 and 100, the Company may by Ordinary Resolution appoint any Person to be a Director.

97.

Subject to Article 99, there shall be up to eight (8) Directors of the Company and the Directors may from time to time fix the maximum and minimum number of Directors to be appointed by resolution of the board of Directors.

98.	There shall be no shareholding qualification for Directors.

99.

For so long as the Company’s Shares are traded on a Designated Stock Exchange, the Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors. At the first annual general meeting of Members after the IPO, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three (3) years. At the second annual general meeting of Members after the IPO, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three (3) years. At the third annual general meeting of Members after the IPO, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of Members, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until:

(a)	the expiration of their term;

(b)	until their successor shall have been duly elected and qualified; or

(c)	until their earlier death, resignation or removal.

No decrease in the number of Directors constituting the board of Directors shall shorten the term of any incumbent Director.

100.

Prior to an initial Business Combination or the Swvl Merger Effective Time, and subject to the terms of any Preferred Shares, only holders of Class B Shares will have the right to vote on the election of Directors pursuant to Article 99 or the removal of the Directors pursuant to Article 118 (and such removal may only be for cause).

101.

For so long as the Company’s Shares are traded on a Designated Stock Exchange, any and all vacancies in the board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the board of Directors, and not by the Members. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. When the number of Directors is increased or decreased, the board of Directors shall, subject to Article 99, determine the class or classes to which the increased or decreased number of Directors shall be apportioned; provided, however, that no decrease in the number of Directors shall shorten the term of any incumbent Director. In the event of a vacancy in the board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full board of Directors until the vacancy is filled.

ALTERNATE DIRECTOR

102.

Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be authorised to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director’s place at any meeting of the Directors. Every such alternate shall be entitled to attend and vote at meetings of the Directors as the alternate of the Director appointing him and where he is a Director to have a separate vote in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an Officer solely as a result of his appointment as an alternate other than in respect of such times as the alternate acts as a Director. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

POWERS AND DUTIES OF DIRECTORS

103.

Subject to the Companies Act, the Memorandum and these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

104.

The Directors may from time to time appoint any Person, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company (including, for the avoidance of doubt and without limitation, any chairman (or co-chairman) of the board of Directors, vice chairman of the board of Directors, a chief executive officer, a president, a chief financial officer, a secretary, a treasurer, vice-presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries or any other Officers as may be determined by the Directors), for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

105.

The Directors may appoint any Person to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

106.

The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

107.

The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under the Memorandum and these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

108.

The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

109.

The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

110.

The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

111.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

112.

The Directors may agree with a Shareholder to waive or modify the terms applicable to such Shareholder’s subscription for Shares without obtaining the consent of any other Shareholder; provided that such waiver or modification does not amount to a variation or abrogation of the rights attaching to the Shares of such other Shareholders.

113.	The Directors shall have the authority to present a winding up petition on behalf of the Company without the sanction of a resolution passed by the Company in general meeting.

BORROWING POWERS OF DIRECTORS

114.

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

115.

The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

116.

The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

117.

Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

118.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	prior to the closing of an initial Business Combination, is removed from office by Ordinary Resolution of the holders of the Class B Shares (only);

(e)	following the closing of an initial Business Combination, is removed from office by Ordinary Resolution of all Shareholders entitled to vote; or

(f)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

119.

The Directors may meet together (either within or outside the British Virgin Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

120.

A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

121.

The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, if there be two (2) or more Directors the quorum shall be two (2), and if there be one Director the quorum shall be one. A Director represented by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

122.

A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

123.

A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

124.

Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

125.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of Officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

126.

When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

127.

A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

128.

The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

129.

The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

130.

Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

131.

A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

132.

All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

DIVIDENDS

133.

Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Companies Act, the Memorandum or these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor, if they are satisfied, on reasonable grounds, that immediately after the dividend, the Company will satisfy the following solvency test:

(a)	the value of the Company’s assets will exceed its liabilities; and

(b)	the Company will be able to pay its debts as they fall due.

134.

Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may approve dividends, but no dividend shall exceed the amount authorised by the Directors.

135.

The Directors may determine, before recommending or declaring any dividend, to set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the determination of the Directors, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

136.

Any dividend may be paid in any manner as the Directors may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

137.

The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie and may determine the extent to which amounts may be withheld therefrom (including, without limitation, any taxes, fees, expenses or other liabilities for which a Shareholder (or the Company, as a result of any action or inaction of the Shareholder) is liable).

138.

Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares.

139.	If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

140.	No dividend shall bear interest against the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

141.	The Company shall keep such records and underlying documentation that:

(a)	are sufficient to show and explain the Company’s transactions; and

(b)	will at any time, enable the financial position of the Company to be determined with reasonable accuracy.

142.

The records and underlying documentation shall be kept at the office of the Registered Agent or at such other place or places, within or outside the British Virgin Islands as the Directors think fit, and shall always be open to the inspection of the Directors.

143.

The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the records and underlying documentation of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any the records and underlying documentation of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

144.

The accounts relating to the Company’s affairs shall only be audited if the Directors so determine, in which case the financial year end and the accounting principles will be determined by the Directors. The financial year of the Company shall end on 31 December of each year or such other date as the Directors may determine.

145.

Without prejudice to the freedom of the Directors to establish any other committee, if the Shares are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an Audit Committee as a committee of the board of Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

CAPITALISATION OF RESERVES

146.	Subject to the Companies Act, the Memorandum and these Articles, the Directors may:

(a)

resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)

appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)

paying up in full unissued Shares or debentures of a nominal amount equal to that sum, and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)

make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)

the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to any of the actions contemplated by this Article.

SHARE PREMIUM ACCOUNT

147.	The Directors may establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

148.

There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the determination of the Directors such sum may be paid out of the profits of the Company or other available assets.

INVESTMENT ACCOUNTS

149.

The Directors may establish separate accounts on the books and records of the Company (each an “Investment Account”) for each Class and Series, or for more than one Class or Series, as the case may be, and the following provisions shall apply to each Investment Account:

(a)	the proceeds from the allotment and issue of Shares of any Class or Series may be applied in the books of the Company to the Investment Account established for the Shares of such Class or Series;

(b)

the assets and liabilities and income and expenditures attributable to the Shares of any Class or Series may be applied or allocated for accounting purposes to the relevant Investment Account established for such Shares subject to these Articles;

(c)

where any asset is derived from another asset (whether cash or otherwise), such derivative asset may be applied in the books of the Company to the Investment Account from which the related asset was derived and on each revaluation of an investment the increase or diminution in the value thereof (or the relevant portion of such increase or diminution in value) may be applied to the relevant Investment Account;

(d)

in the case of any asset of the Company which the Directors do not consider is attributable to a particular Investment Account, the Directors may determine the basis upon which any such asset shall be allocated among Investment Accounts and the Directors shall have power at any time and from time to time to vary such allocation;

(e)

where the assets of the Company not attributable to any Investment Accounts give rise to any net profits, the Directors may allocate the assets representing such net profits to the Investment Accounts as they may determine;

(f)

the Directors may determine the basis upon which any liability including expenses shall be allocated among Investment Accounts (including conditions as to subsequent re-allocation thereof if circumstances so permit or require) and shall have power at any time and from time to time to vary such basis and charge expenses of the Company against either revenue or the capital of the Investment Accounts; and

(g)

the Directors may in the books of the Company transfer any assets to and from Investment Accounts if, as a result of a creditor proceeding against certain of the assets of the Company or otherwise, a liability would be borne in a different manner from that in which it would have been borne under this Article, or in any similar circumstances.

150.

Subject to any applicable law and except as otherwise provided in these Articles the assets held in each Investment Account shall be applied solely in respect of Shares of the Class or Series to which such Investment Account relates and no holder of Shares of a Class or Series shall have any claim or right to any asset allocated to any other Class or Series.

NOTICES

151.

Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

152.

Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

153.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five (5) clear days after the time when the letter containing the same is posted;

(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

154.

Any notice or document delivered or sent in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

155.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INDEMNITY

156.

To the fullest extent permitted by law, every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless out of the assets of the Company against all actions or proceedings, whether threatened, pending or completed (a “Proceeding”), costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own actual fraud, wilful default or wilful neglect as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, or in respect of any actions or activities undertaken by an Indemnified Person provided for and in accordance with the provisions set out above (inclusive), including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending, or otherwise being involved in, (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the British Virgin Islands or elsewhere. Each Member agrees to waive any claim or right of action he or she might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; provided that such waiver shall not extend to any matter in respect of any actual fraud, willful default or willful neglect which may attach to such Director.

157.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)

for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto; unless the same shall happen through such Indemnified Person’s own actual fraud, wilful default or wilful neglect as determined by a court of competent jurisdiction.

158.

The Company will pay the expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article or otherwise.

159.

The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

160.

The rights to indemnification and advancement of expenses conferred on any indemnitee as set out above will not be exclusive of any other rights that any indemnitee may have or hereafter acquire. The rights to indemnification and advancement of expenses set out above will be contract rights and such rights will continue as to an Indemnified Person who has ceased to be a Director or officer and shall inure to the benefit of his or her heirs, executors and administrators.

NON-RECOGNITION OF TRUSTS

161.

Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

BUSINESS COMBINATION REQUIREMENTS

162.

Notwithstanding any other provision of the Articles, the Articles under this heading “Business Combination Requirements” shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of any Business Combination and the distribution of the Trust Fund pursuant to Article 171. In the event of a conflict between the Articles under this heading “Business Combination Requirements” and any other Articles, the provisions of the Articles under this heading “Business Combination Requirements” shall prevail.

163.

Article 171(b) may not be amended prior to the consummation of a Business Combination without a Special Resolution. Subject to the Companies Act and prior to the Swvl Business Combination, the Directors shall have the power, by resolution of the Directors, to exercise all and any powers of the Company that the Directors shall, in their reasonable opinion, consider necessary or desirable in connection with consummating the Swvl Business Combination and no actions by the Company that are contemplated by the Swvl Business Combination shall require any resolution by or consent from the Members.

164.

Prior to the consummation of any Business Combination (other than the Swvl Business Combination, which was duly approved by the shareholders of QGGC prior to the QGGC Merger), the Company shall either:

(a)	submit such Business Combination to its Members for approval; or

(b)

provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, calculated as of two (2) business days prior to the consummation of a Business Combination, including interest earned on the Trust Fund and not previously released to the Company or QGGC to fund Regulatory Withdrawals, subject to an annual limit of $250,000, for a maximum of twenty-four (24) months and/or to pay income taxes, if any, (less up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, provided that the Company shall not repurchase Public Shares to the extent that such repurchase would result in the stock of the public company resulting from the Business Combination becoming a “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act.

165.

If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a Business Combination, it shall file tender offer documents with the SEC prior to completing a Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act.

166.

If, alternatively, the Company holds a Member vote to approve a proposed Business Combination, the Company will conduct any compulsory redemption in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act and not pursuant to the tender offer rules and file proxy materials with the SEC.

167.	At a general meeting called for the purposes of approving a Business Combination pursuant to these Articles:

(a)	one or more Shareholders holding at least a majority of the paid up voting shares of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum; and

(b)

in the event that a majority of the Shares voted (including all of the Founders Shares voted) are voted for the approval of a Business Combination, the Company shall be authorised to consummate a Business Combination.

168.

Where such redemptions in connection with an initial Business Combination (other than the Swvl Business Combination) are not conducted via the tender offer rules pursuant to Article 165, any Member holding Public Shares who is not a Founder, officer or Director may, contemporaneously with any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the “IPO Redemption”), provided that no such Member acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than twenty percent (20%) of the Public Shares without the prior consent of the Directors, and provided further that any holder that holds Public Shares beneficially through a nominee must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. In connection with any vote held to approve a proposed Business Combination, holders of Public Shares seeking to exercise their redemption rights will be required to either tender their certificates (if any) to the Company’s transfer agent or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, in each case up to two (2) business days prior to the initially scheduled vote on the proposal to approve a Business Combination. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund calculated as of two (2) business days prior to the consummation of a Business Combination, including interest earned on the Trust Fund and not previously released to the Company or QGGC to fund Regulatory Withdrawals, subject to an annual limit of $250,000, for a maximum of twenty-four (24) months and/or to pay income taxes, if any, (less up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue (such redemption price being referred to herein as the “Redemption Price”).

169.

In connection with the vote of holders of shares of QGGC to approve the QGGC Merger and the Swvl Business Combination, QGGC offered holders of its shares the right to redeem their Class A Shares received in the QGGC Merger, subject to consummation of the Swvl Business Combination. Notwithstanding any other provision of the Memorandum or these Articles, upon the consummation of the Swvl Business Combination, the Company shall have the right to compulsorily redeem Class A Shares acquired by former shareholders of QGGC who properly exercised such redemption rights.

170.

The Redemption Price shall be paid promptly following the consummation of the relevant Business Combination. If the proposed Business Combination is not approved or completed for any reason then such redemptions shall be cancelled and share certificates (if any) returned to the relevant Members as appropriate.

171.	(a)

In the event that either the Company does not consummate a Business Combination by twenty-four (24) months after the closing of the IPO, or such later time as the Members of the Company may approve in accordance with these Articles or a resolution of the Company’s Members is passed pursuant to the Companies Act to commence the voluntary liquidation of the Company prior to the consummation of a Business Combination for any reason, the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company or QGGC to fund Regulatory Withdrawals, subject to an annual limit of $250,000, for a maximum of twenty-four (24) months and/or to pay income taxes, if any, (less up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any) subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in the case of sub-articles (ii) and (iii), to its obligations under British Virgin Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

(b)

If any amendment is made to Article 171(a) that would affect the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within twenty-four (24) months after the date of the closing of the IPO, or any amendment is made with respect to any other provisions of these Articles relating to the rights of holders of Class A Shares or pre-initial business combination activity, each holder of Public Shares who is not a Founder, officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company or QGGC to fund Regulatory Withdrawals, subject to an annual limit of $250,000, for a maximum of twenty-four (24) months and/or to pay our income taxes, if any, (less up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue.

172.

Except for the withdrawal of interest to pay income taxes and for Regulatory Withdrawals, if any, none of the funds held in the Trust Fund shall be released from the Trust Fund until the earlier of an IPO Redemption pursuant to Article 168, a repurchase of Shares by means of a tender offer pursuant to Article 164(b), a distribution of the Trust Fund pursuant to Article 171(a) or an amendment under Article 171 (b). In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Fund.

173.	(a)	Except for the issuance of Class A Shares and Class B Shares in accordance with the terms of the QGGC Merger, additional Shares or other securities that the Company may issue shall not entitle the holders thereof to receive funds from the Trust Fund.

(b)

Prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that would entitle the holders thereof to vote on any Business Combination or any other proposal presented to the Shareholders prior to or in connection with the completion of a Business Combination, save that the restrictions on the issue of additional Shares or any other securities contained in this Article 173(b) shall not apply to any issue of Shares or securities contemplated by the QGGC Merger.

174.

The Company must complete one or more Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Fund (net of amounts previously disbursed to the Company’s management for working capital purposes and excluding the amount of deferred underwriting discounts held in the Trust Fund and taxes payable on the income earned on the Trust Fund) at the time of the Company’s signing of a definitive agreement in connection with a Business Combination. An initial Business Combination must not be effectuated with another blank cheque company or a similar company with nominal operations.

175.

Any payment made to members of the Audit Committee (if one exists) shall require the review and approval of the Directors, with any Director interested in such payment abstaining from such review and approval.

176.

A Director may vote in respect of any Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors. A resolution of the Directors to approve a Business Combination will only be validly passed if all Sponsor Directors and a majority of the independent directors (as defined pursuant to the rules and regulations of the Designated Stock Exchange) vote in favor of the Business Combination (other than the Swvl Business Combination which was duly approved by the directors of QGGC prior to the QGGC Merger).

177.

The Audit Committee shall monitor compliance with the terms of the IPO and, if any non-compliance is identified, the Audit Committee shall be charged with the responsibility to take all action necessary to rectify such non-compliance or otherwise cause compliance with the terms of the IPO.

178.

The Company may enter into a Business Combination (other than the Swvl Business Combination, which was duly approved by the shareholders of QGGC prior to the QGGC Merger) with a target business that is affiliated with the Sponsor, the Directors or Officers of the Company if such transaction were approved by a majority of the independent directors (as defined pursuant to the rules and regulations of the Designated Stock Exchange) and the Directors that did not have an interest in such transaction. In the event the Company enters into a Business Combination (other than the Swvl Business Combination, which was duly approved by the shareholders of QGGC prior to the QGGC Merger) with an entity that is affiliated with the Sponsor, Officers or Directors, the Company, or a committee of independent directors (as defined pursuant to the rules and regulations of the Designated Stock Exchange), will obtain an opinion that our initial Business Combination is fair to the Company from a financial point of view from either an independent investment banking firm that is a member of the Financial Industry Regulatory Authority, Inc. or an independent accounting firm.

BUSINESS OPPORTUNITIES

179.

In recognition and anticipation of the facts that: (a) directors, managers, officers, members, partners, managing members, employees and/or agents of one or more members of the Investor Group (each of the foregoing, an “Investor Group Related Person”) may serve as Directors and/or Officers of the Company; and (b) the Investor Group engages, and may continue to engage in the same or similar activities or related lines of business as those in which the Company, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Company, directly or indirectly, may engage, the provisions of Articles 180 to 184 are set forth to regulate and define the conduct of certain affairs of the Company as they may involve the Members and the Investor Group Related Persons, and the powers, rights, duties and liabilities of the Company and its Officers, Directors and Members in connection therewith.

180.

To the fullest extent permitted by applicable law, the Investor Group and the Investor Group Related Persons shall have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company.

181.

To the fullest extent permitted by applicable law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for either the Investor Group or the Investor Group Related Persons, on the one hand, and the Company, on the other.

182.

Except to the extent expressly assumed by contract, to the fullest extent permitted by applicable law, the Investor Group and the Investor Group Related Persons shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or officer of the Company solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company, unless such opportunity is expressly offered to such Investor Group Related Person in their capacity as a Director or officer of the Company and the opportunity is one that the Company is able to complete on a reasonable basis.

183.

Except as provided elsewhere in the Memorandum or these Articles, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and the Investor Group, about which a Director and/or officer of the Company who is also an Investor Group Related Person acquires knowledge.

184.

To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company and (if applicable) each Member hereby waives, to the fullest extent permitted by applicable law, any and all claims and causes of action that the Company may have for such activities described in Articles 179 to 183 above. To the fullest extent permitted by applicable law, the provisions of Articles 179 to 183 apply equally to activities conducted in the future and that have been conducted in the past.

WINDING UP

185.

A voluntary liquidator may be appointed by an Ordinary Resolution. If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as he thinks fit in satisfaction of creditors’ claims.

186.

If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different Classes. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.

CLOSING OF REGISTER OR FIXING RECORD DATE

187.

For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may, by any means in accordance with the requirements of the Designated Stock Exchange, provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case forty (40) days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten (10) days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

188.

In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

189.

If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

CONTINUATION

190.

The Company may by Special Resolution resolve to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause all such steps as they consider appropriate to be taken to effect the continuation of the Company.

191.

With respect to a vote to continue the Company in a jurisdiction outside the British Virgin Islands in accordance with Article 190, notwithstanding any other Article herein, the holders of Class B Shares shall have ten votes for every Class B Share and holders of Class A Shares will have one vote for every Class A Share.

MERGERS AND CONSOLIDATION

192.	The Company may merge or consolidate in accordance with the Companies Act.

193.	To the extent required by the Companies Act, the Company may by Special Resolution resolve to merge or consolidate the Company.

DISCLOSURE

194.

The Directors, or any authorised service providers (including the Officers, the Secretary and the registered agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.

We, Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 23rd day of July 2021.

Incorporator

(Signed: Denery Moses)

Denery Moses

Authorised Signatory

Maples Corporate Services (BVI) Limited

Annex D

Company no. 2070410

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

Swvl Holdings Corp

Incorporated this 23rd day of July 2021

Amended and Restated on [•] day of [•] 2021

Amended and Restated on [•] day of [•] 2021

Maples Corporate Services (BVI) Limited

Kingston Chambers

PO Box 173

Road Town, Tortola

British Virgin Islands

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

Swvl Holdings Corp

1	The name of the Company is Swvl Holdings Corp.

2	The Company is a company limited by shares.

3

The first Registered Office of the Company shall be at the offices of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The Directors or Members may from time to time change the Registered Office of the Company by Resolution of Directors or Resolution of Members.

4

The first Registered Agent of the Company will be Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The Directors or Members may from time to time change the Registered Agent of the Company by Resolution of Directors or Resolution of Members.

5	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the British Virgin Islands.

6	The liability of each Member is limited to the amount unpaid on such Member’s shares.

7	The Company is authorised to issue a maximum of 555,000,000 shares with a par value of US$0.0001 each divided into two classes as follows:

7.1	500,000,000 Class A ordinary shares (the “Class A Common Shares”); and

7.2	55,000,000 preferred shares (the “Preference Shares”),

each Share having the rights and restrictions set out in the Memorandum and Articles.

8

For the purposes of section 9 of the Statute, any rights, privileges, restrictions and conditions attaching to any of the Shares as provided for in the Memorandum and Articles are deemed to be set out and stated in full in this Memorandum.

9	Each Class A Common Share confers on the holder:

(a)	the right to one vote on any Resolution of Members;

(b)	the right to an equal share in any dividend paid by the Company in accordance with the Statute; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company.

10

The Preference Shares shall have such rights as specified by the board of Directors pursuant to the Resolution of Directors approving the issue of such Preference Share(s), and in any such Resolution of Directors the board of Directors shall agree to amend and restate the Memorandum and Articles to fully set out such rights and instruct the registered agent of the Company to file the amended Memorandum and Articles with the Registrar. For the avoidance of doubt, the Directors shall not require any approval of the Members in respect of the issuance of Preference Shares, any amendments to the terms of Preference Shares and the related amendments to the Memorandum and Articles.

11	Shares may only be issued as registered shares and the Company is not authorised to issue bearer shares. Registered shares may not be exchanged for bearer shares or converted to bearer shares.

12	Capitalised terms that are not defined in this Memorandum bear the respective meanings given to them in the Articles of Association of the Company.

13

Subject to the provisions of the Statute, the Company may from time to time amend this Memorandum or the Articles of Association by a Resolution of Members passed by a supermajority or by a Resolution of Directors.

We, Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 23rd day of July 2021.

Incorporator

(Signed: Denery Moses)

Denery Moses
Authorised Signatory
Maples Corporate Services (BVI) Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

Swvl Holdings Corp

1	Interpretation

1.1	In the Articles, unless there is something in the subject or context inconsistent therewith:

“Articles”	means these articles of association of the Company.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.

“Class A Common Share”	has the meaning given to such term in the Memorandum.

“Clearing House”	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a Recognised Exchange or interdealer quotation system in such jurisdiction.

“Company”	means the above named company.

“Directors”	means the then current directors of the Company.

“Distribution”	means any distribution (including an interim or final dividend).

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act, 2001 of the British Virgin Islands.

“Exchange Act”	has the meaning given to that term in Article 17.8(c).

“Material Ownership Interests”	has the meaning given to that term in Article 17.8(d).

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the memorandum of association of the Company.

“Other Investments”	has the meaning given to that term in Article 45.

“Preference Share”	has the meaning given to such term in the Memorandum.

“Proposing Person”	shall mean the following persons: (i) the Member or Requisitioning Members of record providing the notice of Director Nomination(s) or other business proposed to be brought before a general meeting, and (ii) the beneficial owner(s), if different, on whose behalf the Director Nomination(s) or other business proposed to be brought before a general meeting is made.

“Recognised Exchange”	means an exchange that is a member of the World Federation of Exchanges or an exchange that is recognised by the BVI Financial Services Commission by notice published in the Government of the Virgin Islands Official Gazette including, but not limited to, the New York Stock Exchange and NASDAQ.

“Register of Members”	means the register of Members maintained in accordance with the Statute.

“Registered Agent”	means the then current registered agent of the Company.

“Registered Office”	means the then current registered office of the Company.

“Resolution of Directors”

means:

(a) a resolution passed by a majority of votes of the Directors or a majority of votes of the members of a committee of the Directors as, being entitled to do so, vote at a meeting of the Directors or a meeting of a committee of the Directors, unless a higher threshold is required pursuant to the Memorandum or the Articles; or

(b) a resolution in writing signed by all of the Directors or all of the members of a committee of the Directors.

“Resolution of Members”

means a resolution passed by a majority of votes of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Members unless a higher threshold is required pursuant to the Memorandum or the Articles (it being understood that, unless otherwise provided in the Memorandum or the Articles, absent Members, Members who are present but do not vote, blanks and abstentions shall not be counted for purposes of determining if a majority has been obtained).

For the avoidance of doubt, a Resolution of Members may not be consented to in writing and section 88 of the Statute shall not apply to the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“SEC”	has the meaning given to that term in Article 3.1.

“Share”	means a Common Share or a Preference Share in the Company and includes a fraction of such share in the Company.

“Solicitation Statement”	has the meaning given to that term in Article 17.8(e).

“Statute”	means the BVI Business Companies Act, 2004 of the British Virgin Islands.

“Specified Party”	has the meaning given to that term in Article 45.

“Synthetic Equity Interest”	shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement, the purpose or effect of which is to, directly or indirectly: (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of the Company, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit or avoid a loss from any increase or decrease in the value of any shares of any class or series of the Company, (b) mitigate loss to, reduce the economic risk of or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of the Company, (c) otherwise provide in any manner the opportunity to profit or avoid a loss from any decrease in the value of any shares of any class or series of the Company, or (d) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of the Company.

“Timely Notice”	has the meaning given to that term in Article 17.8.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender and words importing the feminine gender include the masculine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)	references to provisions of any law shall be construed to include any rules and regulations promulgated thereunder;

(h)

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(i)

the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(j)	headings are inserted for reference only and shall be ignored in construing the Articles;

(k)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(l)

any requirements as to execution or signature under the Articles including the execution of the Memorandum and Articles themselves can be satisfied in the form of an electronic signature as provided for in the Electronic Transactions Act;

(m)	section 8(2) of the Electronic Transactions Act shall not apply;

(n)

the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect;

(o)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share; and

(p)

the term “supermajority” in relation to a Resolution of Members means, notwithstanding anything to the contrary in the definition of “Resolution of Members”, a majority of not less than seventy five (75) per cent. of the votes of all those entitled to vote on the resolution regardless of how many actually vote or abstain, meaning that absent Members, Members who are present but do not vote, blanks and abstentions shall be counted for the purpose of determining if a supermajority has been obtained.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of any monies of the Company, all expenses incurred or sustained in the formation and establishment of the Company, including the expenses of incorporation.

3	Issue of Shares

3.1

Subject to the Statute and the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of any applicable Recognised Exchange, the United States Securities and Exchange Commission (the “SEC”) and/or any other competent regulatory authority and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Distribution, voting, return of investment or otherwise and to such persons, at such times, for such consideration, and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights. A bonus share issued by the Company shall be deemed to have been fully paid for on issue.

3.2

The Company may issue rights, options, warrants or convertible securities or instruments of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3

The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

3.4	Section 46 of the Statute does not apply to the Company.

4	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2

Where Shares are listed on a Recognised Exchange, the Directors may determine that the Company shall maintain or cause to be maintained its Register of Members in such manner and form as is customary for such Recognised Exchange.

5	Closing Register of Members and Fixing Record Date

5.1

For the purpose of determining Members entitled to notice of, or to vote at, any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty (40) days.

5.2

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at, any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Distribution, or in order to make a determination of Members for any other purpose.

5.3

If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Distribution, the date on which notice of the meeting is sent or the date on which the Resolution of Directors resolving to pay such Distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof (unless otherwise provided by a Resolution of Directors).

6	Certificates for Shares

6.1

A Member shall only be entitled to a share certificate if the Directors resolve by Resolution of Directors that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other persons authorised by the Directors or shall be given under Seal. The Directors may authorise certificates to be issued with the authorised signature(s) or Seal affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2

The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3

If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred or sustained by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4

Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

7	Transfer of Shares

7.1

Subject to the terms of the Articles, any Member may transfer all or any of his, her or its Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the applicable Recognised Exchange, the SEC and/or any other competent regulatory authority or otherwise under applicable law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of rights, options or warrants.

7.2

The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if registration as a holder of the Shares imposes a liability to the Company on the transferee, signed by or on behalf of the transferee) and contain the name and address of the transferee. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

7.3

Where Shares are listed on a Recognised Exchange, in accordance with section 54A of the Statute, the Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the law, rules, procedures and other requirements applicable to shares listed on the Recognised Exchange and Articles 7.1 and 7.2 shall be interpreted accordingly.

8	Redemption, Repurchase and Surrender of Shares

8.1

Subject to the provisions of the Statute (save that sections 60, 61 and 62 of the Statute shall not apply to the Company), the terms attached to Shares, as specified in the Memorandum and the Articles, may provide for such Shares to be redeemed or to be liable to be redeemed at the option of the Member or the Company on such terms as so specified.

8.2

Subject to the provisions of the Statute (save that sections 60, 61 and 62 of the Statute shall not apply to the Company), the Company may purchase or otherwise acquire its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

8.3	The Company may make a payment in respect of the redemption, purchase or other acquisition of its own Shares in any manner permitted by the Statute.

8.4

The Company may accept the surrender for no consideration of any fully paid Share including, for the avoidance of doubt, a Treasury Share. Any such surrender shall be in writing and signed by the Member holding the Share or Shares.

9	Treasury Shares

Subject to the Statute, the Directors may, prior to the purchase, redemption or surrender of any Share, resolve by Resolution of Directors that such Share shall be held as a Treasury Share.

10	Commission on Sale of Shares

The Company may pay a commission to any person in consideration of his, her or its subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or, subject to the Statute, the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

11	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

12	Lien on Shares

12.1

The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his, her or its estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

12.2

The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently due and payable, and is not paid within fourteen (14) clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

12.3

To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his, her or its nominee shall be registered as the holder of the Shares comprised in any such transfer, and he, she or it shall not be bound to see to the application of the purchase money, nor shall his, her or its title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

12.4

The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

13	Call on Shares

13.1

Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares, and each Member shall (subject to receiving at least fourteen (14) clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him or her notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

13.2	A call shall be deemed to have been made at the time when the Resolution of Directors authorising such call was passed.

13.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

13.4

If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred or sustained by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

13.5

An amount payable in respect of a Share on issue or allotment or at any fixed date shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

13.6	The Company may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

13.7

The Company may, by Resolution of Directors, if the Directors think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him or her, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

13.8

No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a dividend or other Distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

14	Forfeiture of Shares

14.1

If a call or instalment of a call remains unpaid after it has become due and payable the Company may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred or sustained by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

14.2

If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a Resolution of Directors. Such forfeiture shall include all Distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

14.3

A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

14.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited.

14.5

A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his, her or its title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

14.6

The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time as if it had been payable by virtue of a call duly made and notified.

15	Transmission of Shares

15.1

If a Member dies the survivor or survivors (where he, she or it was a joint holder) or his, her or its legal personal representatives (where he, she or it was a sole holder), shall be the only persons recognised by the Company as having any title to his, her or its Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he, she or it was a joint or sole holder.

15.2

Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him or her to the Company, either to become the holder of such Share or to have some person nominated by him or her registered as the holder of such Share. If he, she or it elects to have another person registered as the holder of such Share he, she or it shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his, her or its death or bankruptcy or liquidation or dissolution, as the case may be.

15.3

A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Distributions and other advantages to which he, she or it would be entitled if he, she or it were the holder of such Share. However, he, she or it shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him or her be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his, her or its death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety (90) days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Distributions or other monies payable in respect of the Share until the requirements of the notice have been complied with.

16	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by Resolution of Directors change the location of its Registered Office and its Registered Agent, provided that the Company’s Registered Office shall at all times be the office of the Registered Agent. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

17	General Meetings

17.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

17.2

The Company may, but shall not be obliged to, in each year hold a general meeting as its annual general meeting, and, where called, shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint.

17.3

The Directors, by Resolution of Directors, or the chairman, if any, of the board of Directors, acting alone, may, and the Directors shall upon receipt of a valid Members’ Requisition, call general meetings. Only those matters set forth in the notice of the general meeting or, solely with respect to an annual general meeting or an extraordinary general meeting convened upon a Members’ Requisition, properly requested in accordance with Article 17.8, may be considered or acted upon at a general meeting. In addition to the other requirements set forth in the Articles, for any proposal of business to be considered at a general meeting, it must be a proper subject for action by Members of the Company under the Statute.

17.4

A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than thirty (30) per cent. of the voting power of the issued Shares which as at that date carry the right to vote in respect of the matter for which the meeting is requested.

17.5

The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

17.6

If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one (21) days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three (3) months after the expiration of the said twenty-one (21) day period.

17.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

17.8

For nominations of candidates for appointment as Director (“Director Nominations”) or other business to be properly brought (x) by a Member before an annual general meeting or (y) by Requisitioning Members before an extraordinary general meeting convened upon a Members’ Requisition, the Director Nomination or other business must be (i) specified in the notice of the general meeting (or any supplement thereto) given by or at the direction of the Directors by Resolution of Directors, (ii) brought before the general meeting by the person presiding over the meeting or (iii) otherwise properly requested to be brought before the meeting by a Member of the Company or by the Requisitioning Members, as applicable, in accordance with this Article 17.8. For Director Nomination or other business to be properly requested to be brought (x) by a Member before an annual general meeting or (y) by Requisitioning Members before an extraordinary general meeting convened upon a Members’ Requisition, the Member or Requisitioning Members must (i) be Member(s) of the Company of record at the time of the giving of the notice for such general meeting, (ii) be entitled to vote at such general meeting, (iii) have given Timely Notice (as defined below) thereof in writing to any Director addressed to the Registered Office, (iv) have provided any updates or supplements to such notice at the times and in the forms required by the Articles and (v) together with the beneficial owner(s), if any, on whose behalf the nomination or business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by the Articles. To be timely, a Member’s written notice in respect of an annual general meeting must be received by any Director at the Registered Office not later than the close of business on the one hundred twentieth (120th) day nor earlier than the close of business on the one hundred fiftieth (150th) day prior to the one (1) year anniversary of the preceding year’s annual general meeting; provided, however, that in the event the annual general meeting is first convened more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no annual general meeting was held in the preceding year, notice by the Member to be timely must be received by any Director at the Registered Office not earlier than the close of business on the one hundred twentieth (120th) day prior to the date of such annual general meeting and not later than the close of business on tenth (10th) day following the day on which public announcement of the date of such meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”). Notwithstanding anything to the contrary provided herein, (x) for the first annual general meeting, a Member’s notice shall be timely (and be considered a Timely Notice) if received by any Director at the Registered Office not later than the close of business on the later of the ninetieth (90th) day prior to the scheduled date of such annual general meeting or the tenth (10th) day following the day on which public announcement of the date of such annual general meeting is first made or sent by the Company and (y) for any extraordinary general meeting convened upon a Members’ Requisition, the Requisitioning Members’ notice shall be timely (and be considered a Timely Notice) if received by any Director at the Registered Office on the date of delivery of the Members’ Requisition. Any such Timely Notice must set forth, as to each matter the Member or Requisitioning Members propose to bring before the general meeting:

(a)

as to each person whom the Member or the Requisitioning Members propose to nominate for appointment as a Director, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class and number of Shares or any other securities of the Company that are held of record or are beneficially owned by the nominee and of its affiliates and any derivative positions held or beneficially held by the nominee and of its affiliates, (iv) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee or any of its affiliates with respect to any securities of the Company, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of any securities), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee or any of its affiliates, (v) a description of all agreements, arrangements or understandings between or among the Member or the Requisitioning Members, as applicable, or any of its or their affiliates and each nominee or any of its affiliates and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the Member or the Requisitioning Members or concerning the nominee’s potential service as a Director, (vi) a written statement executed by the nominee acknowledging that as Director, the nominee will owe fiduciary duties under the Statute with respect to the Company and its Members, and (vii) all information relating to such person that is required to be disclosed in solicitations of proxies for appointment of directors in an appointment contest, or is otherwise required, in each case pursuant to the Statute or other applicable law, rule or regulation (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a Director if appointed);

(b)

as to any other business that the Member or the Requisitioning Members propose to bring before the general meeting, a description in reasonable detail of the business desired to be brought before the general meeting, the reasons for conducting such business at the general meeting, the text, if any, of any resolutions or Articles amendment proposed for adoption, and any material interest in such business of each Proposing Person;

(c)

(i) the name and address of the Member or Requisitioning Members giving the notice, as they appear on the Company’s books, and the names and addresses of the other Proposing Persons (if any) and (ii) as to each Proposing Person, such Proposing Peron’s written consent to the public disclosure of information provided to the Company pursuant to this Article 17.8 and the following information: (a) the class or series and number of all Shares of the Company which are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates, including any Shares of the Company as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future, (b) all Synthetic Equity Interests in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such Shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such Shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Statute or the Exchange Act of 1934, as amended, of the United States of America (the “Exchange Act”), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any Shares of the Company, (d) any rights to dividends or other distributions on the Shares of the Company, directly or indirectly, owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Company, (e) any performance-related fees (other than an asset based fee) that such Proposing Person, directly or indirectly, is entitled to based on any increase or decrease in the value of Shares of the Company or any Synthetic Equity Interests (the disclosures to be made pursuant to the foregoing clauses (a) through (e) are referred to, collectively, as “Material Ownership Interests”) and (iii) a description of the material terms of all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates with any other person for the purpose of acquiring, holding, disposing or voting of any Shares of the Company, (f) all information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a) if such a statement were required to be filed under the Exchange Act by such Proposing Person and/or any of its respective affiliates or associates, and (g) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to the Statute, the Exchange Act or any other applicable laws, rules or regulations;

(d)

(i) a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, or by and among any Proposing Persons and any other person (including with any proposed nominee(s)), pertaining to the nomination(s) or other business proposed to be brought before the general meeting (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), and (ii) identification of the names and addresses of other Members (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s), and to the extent known the class and number of Shares owned beneficially or of record by such other Member(s) or other beneficial owner(s); and

(e)

a statement whether or not the Member or Requisitioning Members giving the notice and/or the other Proposing Person(s), if any, will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all of the Shares of the Company required under applicable law to approve the proposal or, in the case of a Director

Nomination, at least the percentage of voting power of all of the Shares of the Company reasonably believed by such Proposing Person to be sufficient to appoint the nominee or nominees proposed to be nominated by such Member or Requisitioning Members (such statement, the “Solicitation Statement”).

A Member or the Requisitioning Members must also submit a supporting statement indicating the reasons for bringing such proposal.

17.9

A Member or Requisitioning Members providing Timely Notice of Director Nomination or other business proposed to be brought before a general meeting shall further update and supplement such notice, if necessary, so that the information (including the Material Ownership Interests information) provided or required to be provided in such notice pursuant to the Articles shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such general meeting, and such update and supplement must be received by any Director at the Registered Office not later than the close of business on the fifth (5th) business day after the record date for the general meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date of the general meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting). If a Member or the Requisitioning Members do not comply with this Article 17 in providing notice of Director Nomination or other business proposed to be brought before a general meeting, such notice shall not be deemed to be Timely Notice.

17.10

Only such persons who are nominated for appointment as a Director in accordance with the provisions of the Articles shall be eligible for appointment and to serve as Directors once appointed in accordance with the Articles and only such other business shall be conducted at an general meeting as shall have been brought before the meeting in accordance with the provisions of the Articles. The Directors or a designated committee thereof, through a Resolution of Directors, shall have the power to determine whether a Director Nomination or any other business proposed to be brought before the meeting was made in accordance with the provisions of the Articles. If neither the Directors nor such designated committee makes a determination as to whether any Director Nomination or other proposal was made in accordance with the provisions of the Articles, the presiding person of the general meeting shall have the power and duty to determine whether the Director Nomination or other proposal was made in accordance with the provisions of the Articles. If the Directors or a designated committee thereof or the presiding person, as applicable, determines that any Director Nomination or other proposal was not made in accordance with the provisions of the Articles, such proposal or nomination shall be disregarded and shall not be presented for action at the general meeting.

17.11

Except as otherwise required by applicable law, nothing in this Article 17 shall obligate the Company or the Directors to include in any proxy statement or other Member communication distributed on behalf of the Company or the Directors information with respect to any nominee for appointment of a Director or any other business submitted or proposed by a Member.

17.12

Notwithstanding the foregoing provisions of this Article 18, if the nominating or proposing Member or the Requisitioning Members (or a qualified representative of the Member or the Requisitioning Members) do not appear at the general meeting to present a Director Nomination or any other business, such Director Nomination or other business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Company. For purposes of this Article 17, to be considered a qualified representative of the proposing Member or Requisitioning Members, a person must be authorised by a written instrument executed by such Member or Requisitioning Members or an electronic transmission delivered by such Member or Requisitioning Members to act for such Member or Requisitioning Members as proxy at the meeting of Members and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, to the presiding person at the general meeting.

17.13

For purposes of the Articles, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable international or national news service or in a document publicly filed by the Company with the SEC pursuant to section 13, 14 or 15(d) of the Exchange Act or the rules of the Recognised Exchange.

17.14

Notwithstanding the foregoing provisions of the Articles, a Member and the Requisitioning Members shall also comply with all applicable requirements of the Statute and all applicable laws, rules and regulations with respect to the matters set forth in the Articles.

18	Notice of General Meetings

18.1

At least seven (7) clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five (95) per cent. in par value (if all the issued Shares have a par value), or otherwise by number of the Shares giving that right.

18.2

Notwithstanding any other provision of the Articles, the accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice, or the accidental failure to refer in any notice or other document to a meeting as an “annual general meeting” or “extraordinary general meeting”, as the case may be, shall not invalidate the proceedings of that general meeting.

19	Proceedings at General Meetings

19.1

No business shall be transacted at any general meeting unless a quorum is present. A majority in voting power of the Shares entitled to vote at such meeting, present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy, shall be a quorum unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorised representative or proxy.

19.2

A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

19.3	Any action taken by the Members must be taken or effected at a general meeting and may not be taken or effected by a written resolution or written consent of Members or otherwise in lieu thereof.

19.4

If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ Requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

19.5

The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he, she or it shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall appoint one of their number to be chairman of the meeting.

19.6

If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

19.7

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

19.8

When a general meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

19.9

A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the Directors, by Resolution of Directors, or the chairman demands a poll, or any other Member or Members collectively present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorised representative or proxy) and holding at least ten (10) per cent. in par value (if all the issued Shares have a par value), or otherwise by number of the Shares giving a right to attend and vote at the meeting demand a poll.

19.10

Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, and an entry to that effect in the minutes of the proceedings of the meeting, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

19.11	The demand for a poll may be withdrawn.

19.12

Except on a poll demanded on the appointment of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

19.13

A poll demanded on the appointment of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

19.14	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall not be entitled to a second or casting vote.

20	Votes of Members

20.1

Subject to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote and on a poll every Member present in any such manner shall have one vote for every Share of which he, she or it is the holder.

20.2

In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

20.3

A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his, her or its committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

20.4

No person shall be entitled to vote at any general meeting unless he, she or it is registered as a Member on the record date for such meeting nor unless all calls or other monies then due and payable by him or her in respect of Shares have been paid.

20.5

No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

20.6

On a poll or on a show of hands votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

20.7

On a poll, a Member holding more than one Share need not cast the votes in respect of his, her or its Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him or her, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he, she or it is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he, she or it is appointed.

21	Proxies

21.1

The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his, her or its attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

21.2

The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

21.3

The chairman may in any event at his, her or its discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

21.4

The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

21.5

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

22	Corporate Members

22.1

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he, she or it represents as the corporation could exercise if it were an individual Member.

22.2

If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

23	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company (including Treasury Shares) shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

24	Directors

24.1

There shall be a board of Directors consisting of nine Directors, provided however that the Company may, by a Resolution of Directors, increase or reduce the number of Directors. No increase or reduction in the number of directors constituting the board of Directors shall shorten the term of any incumbent director.

24.2

The Directors shall be divided into three classes: Class I, Class II and Class III. The number of Directors in each class shall be as nearly equal as possible. The Class I Directors shall stand appointed for a term expiring at the Company’s first annual general meeting, the Class II Directors shall stand appointed for a term expiring at the Company’s second annual general meeting and the Class III Directors shall stand appointed for a term expiring at the Company’s third annual general meeting.

24.3

Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors appointed to succeed those Directors whose terms expire shall be appointed in accordance with Article 26 for a term of office to expire at the third succeeding annual general meeting after their appointment.

24.4

Except as the Statute may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, notwithstanding that such majority may be less than a quorum required for a Resolution of Directors. For the avoidance of doubt, any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause and unfilled vacancies resulting from increases or reductions in the number of Directors, may not be filled by a Resolution of Members.

24.5

All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A Director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his, her or its successor shall have been appointed and qualified.

24.6	No Director shall be permitted to appoint an alternate director pursuant to section 130 of the Statute.

25	Powers and Duties of Directors

25.1

Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Resolution of Members, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

25.2

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

25.3

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his, her or its widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

25.4

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

25.5

A Director, in exercising his, her or its powers or performing his, her or its duties, shall act honestly and in good faith and in what the Director believes to be in the best interests of the Company.

25.6	Section 175 of the Statute shall not apply to the Company.

26	Appointment and Removal of Directors

26.1

The Company may by Resolution of Members, and in accordance with Articles 17 and 24, appoint any person properly nominated for election as a Director at any general meeting to appoint Directors of the Company.

26.2

The Company may, by Resolution of Directors, appoint any person to be a Director either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by the Articles as the maximum number of Directors.

26.3	The Company may by Resolution of Directors passed by at least two-thirds of the Directors remove any Director with cause. Members may not act to remove Directors.

26.4	Sections 114(2) and 114(3) of the Statute shall not apply to the Company.

27	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he, she or it resigns the office of Director; or

(b)	the Director dies; or

(c)

a court of competent jurisdiction has determined in a final non-appealable order that such Director is permanently and totally disabled and unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment that can be expected to result in death within twelve (12) months, or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months; or

(d)	the Director becomes disqualified to act as a Director under section 111 of the Statute.

28	Proceedings of Directors

28.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office.

28.2

Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a Resolution of Directors. In the case of an equality of votes, the chairman shall not have a second or casting vote.

28.3

A person may participate in a meeting of the Directors or a meeting of any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

28.4

A Resolution of Directors in writing (in one or more counterparts) signed by all of the Directors or all of the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

28.5

A Director may, or other officer of the Company on the direction of a Director shall, call a meeting of the Directors by at least two (2) days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

28.6

The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

28.7

The Directors may appoint a chairman of their board and determine the period for which he, she or it is to hold office; but if no such chairman is appointed, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

28.8

All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

29	Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

30	Directors’ Interests

30.1

A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his, her or its office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

30.2

A Director may act by himself or herself or by, through or on behalf of his, her or its firm in a professional capacity for the Company and he, she or it or his, her or its firm shall be entitled to remuneration for professional services as if he, she or it were not a Director.

30.3

A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him or her as a director or officer of, or from his, her or its interest in, such other company.

30.4

No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he, she or it is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote thereon.

30.5

Any notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be deemed a general notice of such interest for the purposes of the Statute and be sufficient disclosure for the purposes of voting on a Resolution of Directors in respect of a contract or transaction in which he, she or it has an interest, and after such general notice it shall not be necessary to give a general or special notice relating to any particular transaction.

31	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

32	Delegation of Directors’ Powers

32.1

Subject to the Statute, the Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. They may also, subject to the Statute, delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by him or her and the appointment of a managing director shall be revoked forthwith if he, she or it ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

32.2

Subject to the Statute, the Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

32.3

The Directors may adopt formal written charters for committees. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of any Recognised Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under applicable law.

32.4

Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Recognised Exchange (after giving effect to any applicable exemptions and phase-in of the accommodations).

32.5

For so long as any class of Shares is listed on a Recognised Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the Recognised Exchange (after giving effect to any applicable exemptions and phase-in of the accommodations).

32.6

Subject to the Statute, the Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

32.7

Subject to the Statute, the Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him or her.

32.8

The Directors may appoint such officers of the Company (including any secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his, her or its appointment an officer of the Company may be removed by Resolution of Directors or Resolution of Members. An officer of the Company may vacate his, her or its office at any time if he, she or it gives notice in writing to the Company that he, she or it resigns his, her or its office.

33	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

34	Remuneration of Directors

34.1

The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred or sustained by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

34.2

The Directors may by Resolution of Directors approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his, her or its ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his, her or its remuneration as a Director.

35	Seal

35.1	The Company shall have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors.

35.2

The Company may have for use in any place or places outside the British Virgin Islands a duplicate Seal or Seals each of which shall be a facsimile of the Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

35.3

A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his, her or its signature alone to any document of the Company required to be authenticated by him or her under seal or to be filed wheresoever.

36	Dividends, Distributions and Reserve

36.1

Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve by Resolution of Directors to pay Distributions on Shares in issue and authorise payment of the Distributions out of the funds of the Company lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the Resolution of Directors pursuant to which the Directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No Distribution shall be authorised if such Distribution would cause the Company or its Directors to be in breach of the Statute.

36.2	The Directors may deduct from any Distribution payable to any Member all sums of money (if any) payable by him or her to the Company on account of calls or otherwise.

36.3

The Directors may resolve by Resolution of Directors that any Distribution or redemption be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

36.4

Except as otherwise provided by the rights attached to any Shares, Distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

36.5

The Directors may, before resolving to pay any Distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

36.6

Any Distribution, redemption payment, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, other Distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

36.7	No Distribution or redemption payment shall bear interest against the Company.

36.8

Any Distribution or redemption payment which cannot be paid to a Member and/or which remains unclaimed after six (6) months from the date on which such Distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or other Distribution shall remain as a debt due to the Member. Any Distribution or redemption payment which remains unclaimed after a period of six (6) years from the date on which such Distribution or redemption payment becomes payable shall be forfeited and shall revert to the Company.

37	Books of Account

37.1

The Directors shall cause proper books of account (including, where applicable, underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company, in accordance with the Statute.

37.2

The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

37.3

The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

38	Audit

38.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

38.2

If the Shares (or depositary receipts therefor) are listed or quoted on the Recognised Exchange, the Company shall conduct an appropriate review of all related party transactions as required by the rules and regulations of any Recognised Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under applicable law and shall utilise the Audit Committee for the review, approval and ratification, as the case may be, of potential conflicts of interest.

38.3	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

38.4

If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his, her or its becoming incapable of acting by reason of illness or other disability at a time when his, her or its services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

38.5

Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

39	Notices

39.1

Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, fax or email to him or her or to his, her or its address as shown in the Register of Members (or where the notice is given by email by sending it to the email address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail. Notice may also be served by Electronic Communication in accordance with the rules of any Recognised Exchange or submitted to the SEC through its Electronic Data Gathering, Analysis and Retrieval system or by placing such notice on the Company’s website.

39.2	Where a notice is sent by:

(a)

courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third (3rd) day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)

post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth (5th) day (not including Saturdays or Sundays or public holidays in the British Virgin Islands) following the day on which the notice was posted;

(c)

cable, fax or other similar electronic means service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)

email service shall be deemed to be effected by transmitting the email to the email address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the email to be acknowledged by the recipient;

(e)

submission to the SEC through its Electronic Data Gathering, Analysis and Retrieval system; service of the notice shall be deemed to have been effected one hour after the notice or document was submitted;

(f)	placing it on the Company’s website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s website.

39.3

A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

39.4

Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his, her or its being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his, her or its death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

40	Winding Up

40.1

If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, each Share will rank pari passu with each other Share in relation to the distribution of surplus assets on a winding up.

40.2

If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and subject to contrary direction by Resolution of Members, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, subject to contrary direction by Resolution of Members, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, subject to contrary direction by Resolution of Members, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

41	Indemnity and Insurance

41.1

Subject to the Statute, every Director and officer of the Company (which for the avoidance of doubt, shall not include Auditors), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company to the fullest extent permissible under the Statue and the laws of the British Virgin Islands against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

41.2

Subject to the Statute, the Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

41.3

The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

42	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

43	Transfer by Way of Continuation

The Company shall, subject to the provisions of the Statute, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the British Virgin Islands and to be deregistered in the British Virgin Islands.

44	Mergers and Consolidations

The Company shall, subject to the provisions of the Statute, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

45	Corporate Opportunity

The Directors of the Company who are not employees of the Company (each a “Specified Party”) have participated (directly or indirectly) in and may, and shall have no duty not to, continue to (A) participate (directly or indirectly) in venture capital and other direct investments in corporations, joint ventures, limited liability companies and other entities conducting business of any kind, nature or description (“Other Investments”) and (B) have interests in, participate with and aid, and maintain seats on the boards of directors or similar governing bodies of, Other Investments, in each case that may, are or will be competitive with the business of the Company and its subsidiaries or in the same or similar lines of business as the Company and its subsidiaries, or that could be suitable for the Company or its subsidiaries. To the fullest extent permitted by applicable law, the Company, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the Company and its subsidiaries in, or in being offered an opportunity to participate in, any such Other Investment or any business opportunities for such Other Investments that are from time to time presented to any Specified Party or are business opportunities in which a Specified Party participates or desires to participate, even if the Other Investment or business opportunity is one that the Company or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each such Specified Party shall have no duty to communicate or offer any such Other Investment or business opportunity to the Company and, to the fullest extent permitted by applicable law, shall not be liable to the Company or any of its subsidiaries or any Member, including for breach of any fiduciary or other duty, by reason of the fact that such Specified Party (i) participates in any such Other Investment or pursues or acquires any such business opportunity, (ii) directs any such business opportunity to another person or (iii) fails to present any such Other Investment or business opportunity, or information regarding any such Other Investment or business opportunity, to the Company or its subsidiaries, unless such business opportunity is expressly offered to such Specified Party in writing solely in his or her capacity as a director of the Company.

We, Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 23rd day of July 2021.

Incorporator

(Signed: Denery Moses)

Denery Moses
Authorised Signatory
Maples Corporate Services (BVI) Limited

ANNEX E

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

July 28, 2021

The Board of Directors

Queen’s Gambit Growth Capital

55 Hudson Yards, 44th Floor

New York, NY 10011

Members of the Board:

We understand that Queen’s Gambit Growth Capital (“GMBT”) and Swvl, Inc. (“Swvl”) intend to enter into a Business Combination Agreement to be dated as of July 28, 2021 (the “Agreement”) between and among Swvl, GMBT, Pivotal Holdings Corp, a wholly-owned subsidiary of Swvl (“Holdings”), Pivotal Merger Sub Company I, a wholly owned subsidiary of Holdings (“Cayman Merger Sub”), and Pivotal Merger Sub Company II, a wholly owned subsidiary of GMBT (“BVI Merger Sub”). Pursuant to the Agreement: (i) GMBT will merge (the “GMBT Merger”) with and into Cayman Merger Sub, with Cayman Merger Sub being the surviving company in the GMBT Merger (the “GMBT Surviving Company”); (ii) concurrently with the GMBT Merger, Holdings will redeem each common share of Holdings outstanding immediately prior to the GMBT Merger for par value (the “Holdings Redemption”); (iii) following the GMBT Merger, the surviving company in the GMBT Merger will distribute all of the outstanding shares in BVI Merger Sub to Holdings (the “BVI Merger Sub Distribution”); and (iv) following the BVI Merger Sub Distribution, BVI Merger Sub will merge with and into Swvl (the “Swvl Merger”) with Swvl being the surviving company in the Swvl Merger (the “Swvl Surviving Company”). The GMBT Merger, the Holding Redemption, the BVI Merger Sub Distribution and the Swvl Merger are collectively referred to herein as the “Transactions”. In the GMBT Merger, (x) each of the outstanding shares of Cayman Merger Sub will become one outstanding share in the GMBT Surviving Company such that the GMBT Surviving Company shall become a wholly owned subsidiary of Holdings and (y) each of the outstanding Class A Ordinary Shares of GMBT (other than shares as to which dissenter’s rights have been exercised and perfected under applicable law) will be exchanged for one Common Share A of Holdings and each of the outstanding Class B Ordinary Shares of GMBT will be exchanged for one Common Share B of Holdings and (z) each outstanding warrant to acquire a Class A Ordinary Share of GMBT issued by GMBT shall become a warrant to acquire one Common Share A of Holdings. In the Swvl Merger (w) each outstanding Common Share of BVI Merger Sub will be converted into one share in the Swvl Surviving Company such that the Swvl Surviving Company shall become a wholly owned subsidiary of Holdings, (x) each outstanding share of capital stock of Swvl (other than shares held in treasury and shares as to which dissenters’ rights have been properly demanded under applicable law) shall become a number of Holdings Common Shares A equal to the Exchange Ratio (the “Swvl Closing Consideration”), (y) each outstanding option to acquire Swvl Common Shares B that are outstanding immediately prior to the Swvl Merger shall become an option to acquire a number of Holdings Common Shares A based upon the Exchange Ratio at an exercise price based upon the Exchange Ratio (the “Exchanged Options”) and (z) each outstanding convertible note of Swvl (other than any exchangeable note) will be converted into a number of Holdings Common Shares A based upon the Exchange Ratio (the “Convertible Note Conversion Shares”). In addition, subject to the satisfaction of certain conditions, up to an additional 15,000,000 Holdings Common Shares A in the aggregate may be issued to holders of capital stock, such convertible notes and stock options of Swvl outstanding immediately before the Swvl Merger (the “Earnout Shares”). “Exchange Ratio” means the ratio of (i) the Company Merger Shares (as defined below) divided by (ii) the difference of (A) the number of outstanding shares of capital stock of Swvl immediately prior to the Swvl Merger (including the number of Swvl Common Shares A issuable upon the conversion of such

The Board of Directors

Queen’s Gambit Growth Capital

July 28, 2021

convertible notes) minus (B) the number of shares of capital stock of Swvl issued after the date of the Agreement and prior to the Swvl Merger in connection with certain transactions identified in the Agreement (the “Identified Transactions”). “Company Merger Shares” means a number of Holdings Common Shares A equal to the quotient obtained by dividing (a) the sum of (i) $1,000,000,000 plus (ii) the aggregate exercise price of all in-the-money stock options of Swvl outstanding immediately before the Swvl Merger by (b) $10.00. The Swvl Closing Consideration, the Exchanged Options, the Convertible Note Conversion Shares and the Earnout Shares are collectively referred to herein as the “Swvl Merger Consideration”. In addition, we understand that GMBT and Holdings have entered into subscription agreements with certain investors pursuant to which Holdings will raise $100 million of equity capital at a price of $10.00 per share of Holdings Common Shares A, a portion of which will be funded to Swvl prior to the Swvl Merger in exchange for exchangeable notes in Swvl which will be exchanged in connection with the Swvl Merger for Holdings Common Shares A on the terms set forth in such exchangeable notes (the “PIPE Financing”). The terms and conditions of the Transactions are more fully set forth in the Agreement. Capitalized terms used but not defined in this opinion have the meanings set forth in the Agreement.

You have asked us to render our opinion as to whether the Swvl Merger Consideration is fair, from a financial point of view, to GMBT.

In connection with rendering our opinion, we have:

•	Reviewed a draft of the Agreement dated as of July 27, 2021;

•	Reviewed certain publicly available business and financial information regarding each of GMBT and Swvl;

•

Reviewed certain non-public business and financial information regarding Swvl’s business and future prospects (including certain financial projections for Swvl for the years ending December 31, 2021 through December 31, 2027 (the “Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by Swvl’s senior management and reviewed by and discussed with and approved for our use by GMBT’s senior management (collectively, the “Internal Information”).

•	Discussed with GMBT’s senior management their strategic and financial rationale for the Transactions;

•

Discussed with GMBT’s senior management and Swvl’s senior management their respective views of Swvl’s business, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the mass transit, shared economy sector;

•	Performed discounted cash flow analyses based on the Financial Projections;

•	Reviewed the valuation and financial metrics of certain precedent special purpose acquisition company business combination transactions that we deemed relevant in evaluating the Transactions;

•

Compared the financial performance of Swvl and the transaction multiples implied by the Swvl Merger Consideration with corresponding data for certain publicly traded companies that we deemed relevant in evaluating Swvl; and

•	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

The Board of Directors

Queen’s Gambit Growth Capital

July 28, 2021

With respect to the information used in arriving at our opinion:

•

We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with GMBT or Swvl (including, without limitation, the Internal Information) or obtained from public sources, data suppliers and other third parties.

•

We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Internal Information), (ii) express no view or opinion regarding the reasonableness or achievability of the Financial Projections, any other estimates and any other forward-looking information provided by GMBT or Swvl or the assumptions upon which any of the foregoing are based and (iii) have relied upon the assurances of GMBT’s senior management that they are, and have assumed that Swvl’s senior management are, unaware of any facts or circumstances that would make the Internal Information incomplete, inaccurate or misleading.

•

Specifically, with respect to (i) the Financial Projections utilized in our analyses, (a) we have been advised by GMBT’s senior management, and we have assumed, that the Financial Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Swvl’s senior management as to the expected future performance of Swvl, (b) we have been advised by GMBT’s senior management, and we have assumed, that the Financial Projections represent a reasonable basis upon which to evaluate the business and financial prospects of Swvl and (c) we have assumed that the Financial Projections have been reviewed by GMBT’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable.

•

In addition, we have relied upon (without independent verification and without expressing any view, opinion, representation, guaranty or warranty (in each case, express or implied)) the assessments, judgments and estimates of GMBT’s senior management and Swvl’s senior management as to, among other things, (i) the potential impact on Swvl of market, competitive and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the mass transit shared economy sector and related sectors, (ii) Swvl’s existing and future technology and intellectual property and the associated risks thereto (including, without limitation, the probabilities and timing of successful geographic expansion, increasing customer utilization, and scaling of the SaaS business, compliance with relevant regulatory requirements; prospective prices and rider volume; the validity and life of patents with respect thereto; and the potential impact of competition thereon) and (iii) Swvl’s existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, suppliers and other commercial relationships (in each such case to the extent relevant to GMBT, the Transactions and its contemplated benefits). We have assumed that there will not be any developments with respect to any of the foregoing matters that would have a material adverse effect on GMBT, Swvl or the Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of GMBT, Swvl or any other entity or the solvency or fair value of GMBT, Swvl or any other entity, nor have we been furnished with

The Board of Directors

Queen’s Gambit Growth Capital

July 28, 2021

any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of GMBT’s senior management, Swvl’s senior management and GMBT’s and Swvl’s respective other professional advisors with respect to such matters. We have assumed that, for U.S. federal income tax purposes, (i) the GMBT Merger and the Holdings Redemption, taken together, qualify as a “reorganization” described in Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “IRC”), to which GMBT and Holdings are parties within the meaning of Section 368(b) of the IRC, (ii) the Swvl Merger and the conversion of Swvl’s convertible notes (including the exchange of the exchangeable notes), taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the IRC to which Holdings and Swvl are parties within the meaning of Section 368(b) of the IRC and (iii) the Agreement is a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). We are not expressing any view or rendering any opinion regarding the tax consequences of the Transactions to GMBT, Holdings, Swvl, or their respective securityholders.

In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) GMBT, Swvl, Holdings, BVI Merger Sub and Cayman Merger Sub will comply with all terms and provisions of the Agreement and the agreements contemplated thereby, as will any other parties to such agreements and (iii) the representations and warranties of GMBT, Swvl and BVI Merger Sub contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Transactions will be satisfied without any waiver, amendment or modification thereof. We also have assumed, with your consent, that (i) the Transactions will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an adverse effect on GMBT, Holdings, Swvl or the Transactions (including their contemplated benefits) in any way meaningful to our analyses or opinion, (ii) any adjustments to the Swvl Merger Consideration in accordance with the Agreement or otherwise would not be meaningful to our analyses and opinion, (iii) the Identified Transactions, if consummated, have no impact on GMBT, Holdings, Swvl or the Transactions in any way meaningful to our analyses or opinion (other than being reflected in the Exchange Ratio), (iv) the PIPE Financing will be completed in accordance with its terms, and (v) the condition to Swvl’s obligation to close under Section 8.03(f) of the Agreement will be satisfied.

Given GMBT’s nature as a special purpose acquisition company and that Holdings is a holding company that was formed in connection with the Transactions, for purposes of our opinion and with GMBT’s consent we have assumed a value of $10.00 per share of Holdings Common Shares A in calculating the value of the Holdings Common Shares A to be issued as the Swvl Merger Consideration under the Agreement, with such $10.00 value being based on GMBT’s initial public offering price per share and GMBT’s approximate cash per outstanding GMBT Class A Ordinary Share (excluding, for the avoidance of doubt, the dilutive impact of the Class B Ordinary Shares of GMBT (together with the Class A Ordinary Shares of GMBT, the “GMBT Ordinary Shares”) or any warrants issued by GMBT). In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the (x) shares of GMBT Class A Ordinary Shares, GMBT Class B Ordinary Shares or other securities or financial instruments of or relating to GMBT may trade or otherwise be transferable at any time before the announcement or consummation of the Transactions or (y) the Holdings Common Shares A or Holdings Common Shares B or other securities or financial instruments of or relating to Holdings may trade or otherwise be transferable at any time before or after announcement or consummation of the Transactions.

The Board of Directors

Queen’s Gambit Growth Capital

July 28, 2021

We have acted as a financial advisor to GMBT in connection with the Transactions and will receive a customary fee for such services, which is payable upon successful consummation of the Transactions. In addition, GMBT has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

Aside from our current engagement by GMBT, we have not been previously engaged during the past two years by GMBT, nor have we been previously engaged during the past two years by VNV Global AB (“Vostok”) or Swvl or their respective affiliates, to provide financial advisory or investment banking services for which we received fees. As part of our current engagement by GMBT, Guggenheim Securities has acted as a placement agent on the PIPE Financing, for which services Guggenheim Securities expects to receive compensation in addition to the compensation agreed with GMBT in respect of our engagement as financial advisor in connection with the proposed business combination transaction.

We may seek to provide GMBT, Vostok, Swvl and their respective affiliates and portfolio companies with financial advisory and investment banking services unrelated to the Transactions in the future, for which services we would expect to receive compensation.

We and our affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, we and our affiliates and related entities may (i) provide such financial services to GMBT, Vostok, Swvl, other participants in the Transactions and their respective affiliates and portfolio companies, for which services we and our affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to GMBT, Vostok, Swvl, other participants in the Transactions and their respective affiliates and portfolio companies. Furthermore, we and our affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in GMBT, Vostok, Swvl, other participants in the Transactions and their respective affiliates and portfolio companies.

Consistent with applicable legal and regulatory guidelines, we have adopted certain policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and publish research reports with respect to GMBT, Vostok, Swvl, other participants in the Transactions and their respective affiliates and portfolio companies, the sectors in which they operate and the Transactions that differ from the views of our investment banking personnel.

Our opinion has been provided to GMBT’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Transactions. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement/prospectus to be distributed to the holders of GMBT Ordinary Shares in connection with the Transactions.

The Board of Directors

Queen’s Gambit Growth Capital

July 28, 2021

Our opinion and any materials provided in connection therewith do not constitute a recommendation to GMBT’s Board of Directors with respect to the Transactions, nor does our opinion or any summary of our underlying analyses constitute advice or a recommendation to any holder of GMBT Ordinary Shares as to how to vote or act in connection with the Transactions or otherwise (including whether or not holders of GMBT Class A Ordinary Shares should redeem their shares or exercise any dissenters’ rights under applicable law). Our opinion does not address GMBT’s underlying business or financial decision to pursue or effect the Transactions, the relative merits of the Transactions as compared to any alternative business or financial strategies that might exist for GMBT, the financing or funding of the Transactions by GMBT or the effects of any other transaction in which GMBT might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Swvl Merger Consideration to the extent expressly specified herein. We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Transactions (including, without limitation, the form or structure of the Transactions) or the Agreement, (b) the PIPE Investment, (c) the Company Transaction Support Agreement, the SPAC Shareholder Support Agreement, the Sponsor Agreement, the Employment Agreement, the Registration Rights Agreement, the Lock-Up Agreement or the Holdings Shareholders Agreement (each as defined in the Agreement) or (d) any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Transactions or (ii) the fairness, financial or otherwise, of the Transactions to, or of any consideration to be paid to or received by, the holders of any class of securities (including Queen’s Gambit Holdings LLC (the “Sponsor”)), creditors or other constituencies of GMBT, Holdings or Swvl except to the extent expressly specified herein. Our opinion (i) does not address the individual circumstances of specific holders of GMBT’s securities (including GMBT Class B Ordinary Shares and warrants) with respect to rights or aspects which may distinguish such holders or GMBT’s securities (including GMBT Class B Ordinary Shares and warrants) held by such holders, (ii) does not address, take into consideration or give effect to any existing or future rights, preferences, restrictions or limitations or other attributes of any such securities (including GMBT Class B Ordinary Shares and warrants or Holdings Common Shares A and warrants) or holders (including the Sponsor) and (iii) does not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of GMBT or any other party). We also do not address, or express a view with respect to, any acquisition of control or effective control of GMBT by any shareholder or group of shareholders of GMBT. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by the Sponsor or any of GMBT’s or Swvl’s directors, officers or employees, or any class of such persons, in connection with the Transactions relative to the Swvl Merger Consideration or otherwise.

Our opinion has been authorized for issuance by our Fairness Opinion and Valuation Committee. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, business, capital markets and other conditions, and the information made available to us, as of the date hereof. As GMBT is aware, the global capital markets have been experiencing and remain subject to significant volatility, and Guggenheim Securities expresses no view or opinion as to any potential effects of such volatility on GMBT, Swvl or the Transactions. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

The Board of Directors

Queen’s Gambit Growth Capital

July 28, 2021

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Swvl Merger Consideration is fair, from a financial point of view, to GMBT.

Very truly yours,

GUGGENHEIM SECURITIES, LLC